Form 20-F
period 2004-12-31
GRAND TOYS INTERNATIONAL LTD
filed 2005-07-01
CIK 1285066

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

Form 20-F

_________

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Or

[    ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission File Number: 333-114220

_____________

   GRAND TOYS INTERNATIONAL LIMITED   (Translation of registrant’s name into English)

HONG KONG

(Jurisdiction of incorporation or organization)

Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon,

Hong Kong

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class

Name of each exchange on which registered

_______________

______________________________________

None

NASDAQ

Securities registered or to be registered pursuant to Section 12(b) of the Act:

American Depositary Shares (as evidenced by American Depositary Receipts),

Each representing one Ordinary Share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issue’s classes of capital or common stock as of the close of the period covered by the annual report.

15,587,282  Ordinary Shares

15,587,282   American Depositary Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ X  ]   No [   ]

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 [  ] Item 18 [ X]

Table of Contents
to Annual Report on Form 20-F
Fiscal year ended December 31, 2004

Page
Introduction and Use of Certain Terms	5
Forward-Looking Statements	6

Part I

Item 1 Identity of Directors, Senior Management and Advisers	Not applicable
Item 2 Offer Statistics and Expected Timetable	Not applicable
Item 3 Key Information	6-8
Selected financial data
Risk Factors
Item 4 Information on the Company	20
Item 5 Operating and Financial Review and Prospects	32-41
Overview
Operating results
Liquidity and capital resources
Research and development, patents and licenses
Trend information
Off-Balance sheet arrangements
Tabular disclosure of contractual obligations
Safe harbor
Item 6 Directors, Senior Management and Employees	42-46
Directors and senior management
Compensation
Board practices
Employees
Share ownership
Item 7 Major Shareholders and Related Party Transactions	47-54
Item 8 Financial Information	54-56
Consolidated statements and other financial information
Significant changes
Item 9 The Offer and Listing	56
Item 10 Additional Information	57-64
Item 11 Quantitative and Qualitative Disclosures About Market Risk	64
Item 12 Description of Securities Other than Equity Securities	64

Part II

Item 13 Defaults, Dividends Arrearages and Delinquencies	Not applicable
Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
Item 15 Controls and Procedures	65
Item 16A Audit Committee Financial Expert	66
Item 16B Code of Ethics	66

Item 16C Principal Accountant Fees and Services	66-67
Item 16D Exemptions from the Listing Standards for Audit Committees	Not applicable
Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable

Part III

Item 17 Financial Statements	Not applicable
Item 18 Financial Statements	F1-F36
Item 19 Exhibits	E1-E200

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, throughout this report

•

all references to the “Company”, “we’, “our” and “Grand” refer to Grand Toys International Limited and its subsidiaries;

•

Grand Toys International, Inc., a wholly-owned subsidiary of the Company is referred to as Grand US;

•

Playwell International Limited, a wholly-owned subsidiary of the Company, is referred to as Playwell;

•

Centralink investments Limited, the owner of approximately 72.42% of the Company’s ADSs, is referred to as Centralink;

•

Cornerstone Overseas Investments, Limited, the owner of 100% of the outstanding shares of Centralink, is referred to as Cornerstone;

•

ADSs refer to the Company’s American depositary shares representing beneficial ownership of the Company’s ordinary shares and evidenced by American depositary receipts, or ADRs;

•

Hong Kong refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•

China and Mainland China refers to the People’s Republic of China;

•

U.K. refers to United Kingdom;

•

References to “U.S. dollars”, “U.S. $” and $ are to the lawful currency of the United States of America; and

•

Preference Shares refer to the Company’s Series A Convertible Preference Shares.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this report contain some forward-looking statements. Forward-looking statements give our current beliefs or expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements include, among other things, statements relating to:

•

our business strategy;

•

the development of our products; and

•

our liquidity.

Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements express or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include our ability to successfully develop and commercialize additional products, the introduction of competing products, the impact of competition from customers that sell their own brand products under private-label brands, our inability to successfully identify, consummate and integrate acquisitions, our potential exposure to product liability claims, the fact that we have operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in this report and in our other filings made with the U.S. Securities and Exchange Commission (“SEC”).

We undertake no obligation to publicly update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our 6-K reports to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” on page 8 of this report. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is permitted by the Private Securities Litigation Reform Act of 1995.

PART I

Item 3.  Key Information

Selected Financial Data

The following selected financial data of the Company for each of the years in the three-year period ended December 31, 2004 and at December 31, 2004  and 2003  are derived from the Company’s audited annual consolidated financial statements set forth elsewhere herein, which have been prepared in accordance with US GAAP. The selected financial data for each of the years in the two-year period ended December 31, 2001 and at December 31, 2002, 2001 and 2000 are derived from other audited (December 31, 2002) and unaudited (December 31, 2001 and 2000) financial statements not appearing in this report.

The selected financial data should be read in conjunction with the financial statements, related notes and other financial information included in this report and the section titled “Operations and Financial Review and Prospects beginning on page 32 of this report.

For the Twelve Months Ended December 31:

(The amounts in the table below are expressed in thousands)

	2004	2003	2002
	(1)	(1)	(1)
Net sales	$29,465	$39,375	$35,991
Gross profit (loss)	7,837	5,836	7,402
Unusual (income) expense	-	-	-
Earnings (loss) from
continuing operations	508	3,022	2,737
Earnings from discontinued
operations	-	1,239	22,128
Net earnings applicable
to common stockholders	508	4,261	24,865
Earnings (loss) per share:
Continuing operations
Basic	0.04	0.30	0.27
Diluted	0.04	N/A	N/A
Discontinued operations
Basic	-	0.13	2.21
Diluted	-	N/A	N/A
Net earnings
Basic	0.04	0.43	2.48
Diluted	0.04	N/A	N/A
Weighted average number
of common equivalent
shares
Basic	12,093	10,000	10,000
Diluted	12,807	10,000	10,000

Balance Sheet Data:
	2004	2003	2002

Working capital	13,036	3,755	(2,111)

Long term debt	-	-	-
Capital Stock	15,587	10,000	10,000

Convertible Redeemable preferred stock	-	-	-
Cash dividends – Common Shares	-	-	-
Cash dividends – Preferred Shares	-	-	-
Net assets	35,270	5,858	4,236
Total assets	$44,072	$11,788	34,460

(1)

Financial results presented based on United States Generally Accepted Accounting Principles, (G.A.A.P).

Selected data for the years 2000 and 2001 were omitted since the financial statements were prepared in accordance with HK GAAP.  To convert these statements to US GAAP, the Company would incur additional expense and require unreasonable effort and therefore they are not being presented herein.

Exchange Rate Information:

On June 29, 2005, the exchange rate of HK$ per US$ was $7.7705

The following table sets out the average exchange rate for each year indicated calculated by using the average of the exchange rates on the last day of each month for each of the years indicated

Year Ended December 31,
(HK$ per US$1.00)	Average
Exchange Rate

2000	7.7924
2001	7.7997
2002	7.7997
2003	7.7875
2004	7.7905

The following table sets forth the high and low exchange rates and average calculated by using the average of the exchange rates on the last day of each month for each of the months indicated

Year: 2005			Average
	High	Low	Exchange Rate

January	7.7994	7.7775	7.7948
February	7.7999	7.7984	7.7994
March	7.7998	7.7987	7.7994
April	7.7995	7.7946	7.7984
May	7.7998	7.7767	7.7914
June	7.7767	7.7692	7.7757

Risk Factors

The Company’s business faces significant risks.  Investors should carefully consider all of the information set forth in this Form 20-F and in the Company’s other filings with the SEC, including the following risk factors which we face and which are faced by the toy industry.  The Company’s business, financial condition or results of operations could be materially adversely affected by any of these risks.  This Form 20-F also contains forward-looking statements that involve risks and uncertainties.  The Company’s results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including due to the risks described below and elsewhere in this Form 20-F. See “Forward-Looking Statements” on page 6.

The Company is controlled by a single investor and this control could inhibit potential changes of control which could benefit shareholders

Centralink owns approximately 72.42% of the Company’s outstanding ADSs on a fully diluted basis assuming conversion of the Company’s Preference Shares. The ultimate beneficial owner of Centralink is Mr. Jeff Hsieh. Accordingly, Mr. Hsieh will have the ability to control the outcome of all matters requiring shareholder approval, including the election and removal of the Company’s entire board of directors, any merger, consolidation or sale of all or substantially all of the Company’s assets, and the ability to control the Company’s and affairs. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to the Company’s businesses. As a result, the market price of the Company’s ADSs could be adversely affected.

Centralink owns all of the Company’s Preference Shares which could further restrict the Company’s ability to secure additional investment.

In May 2005, the Company issued to Centralink 2,000,000 Preference Shares which are convertible into 2,804,600 ADSs of the Company.  The provisions of the preference shares contain provisions protective to Centralink, including prohibitions on the Company issuing additional preference shares with rights equal or senior to the Preference Shares and preemptive rights to acquire shares of the Company if the Company determines to issue additional shares.  The existence of the Preference Shares could affect the market price of the Company’s ADSs, may discourage potential investors from investing in the Company or otherwise make it more difficult for the Company to issue additional equity securities.

The Company was recently formed through a reorganization merger with Grand US and the acquisition of Playwell and if the contemplated benefits of the transactions are not realized, the market price of the Company’s ADSs may be adversely affected

The Company is operating the combined operations of Grand US and Playwell in a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. The failure of the Company to realize any of the anticipated benefits of the reorganization merger and acquisition, including anticipated cost savings, could seriously harm the results of operations of the Company, thereby reducing earnings and potentially affecting the market price of the Company’s ADSs.  The challenges involved include the following:

•

demonstrating to the customers of Grand US and Playwell that the reorganization merger of Grand US and Playwell acquisition will not result in adverse changes in customer service standards or business focus;

•

preserving distribution, marketing or other important relationships of both Grand US and Playwell and resolving potential conflicts that may arise;

•

minimizing the diversion of management attention from ongoing business concerns;

•

persuading employees that the business culture of Grand US and Playwell are compatible, maintaining employee morale and retaining key employees;

•

realizing economies of scale through the elimination of certain redundant administrative and overhead costs; and

•

realizing cost savings and strategic benefits due to vertical integration resulting from the combination of Grand US distribution capabilities and Playwell's manufacturing capabilities.

If the benefits of the reorganization merger and Playwell acquisition do not exceed the related costs, the Company’s financial results could be negatively impacted

If the benefits of the reorganization merger and Playwell acquisition do not exceed the costs associated with the reorganization merger and acquisition, including transaction costs and the dilution to the Company’s ADS holders resulting from the issuance of the Company’s ADSs to Centralink, the Company’s financial results, including earnings per share, could be decreased.  The Company incurred, on a consolidated basis, direct transaction costs of approximately $2,500,000 in connection with the reorganization merger and Playwell acquisition. The Company may incur additional charges in subsequent quarters to reflect costs associated with the reorganization merger and the Playwell acquisition.  At this time, it cannot be determined whether the benefits will outweigh these costs.

The Company is in the process of restructuring its Hong Kong operations. If the Company is unsuccessful, the Company’s results could be negatively impacted

Playwell's OEM business, conducted through its subsidiary, Hong Kong Toy Centre Ltd., is declining due primarily to the end of the lifecycle of various third-party product lines that the Company is servicing.  As a result, the Company is restructuring its Hong Kong business to focus on the design, development and promotion of various key licensed products and the refreshing of the Playwell brand.  Also, the Company is structuring the Hong Kong operations to develop its agency business for servicing the Company’s subsidiaries and third parties.  The failure to successfully implement this reorganization would have a material adverse impact on the Company's operating results.

Certain Members of the Company’s management team will not perform duties exclusively for the Company and, as a result, their attention may be diverted from the Company’s business and could result in conflicts of interest which would be detrimental to the Company

Although certain members of the Company’s management team are employed by the Company under written employment or consulting agreements, including Henry Hai Lin Hu, who is the Company’s executive director and chief executive officer, and Elliot L. Bier, who is a director, vice chairman and deputy chief executive officer, the terms of their employment or consulting agreements permit each of them to perform services for the Company on a non-exclusive basis.  In the future, the Company may make similar non-exclusive arrangements with other senior management employees.  These other business activities could divert their attention from or otherwise interfere with their future availability to, and efforts on behalf of, the Company.

In addition, Mr. Hu performs services for Cornerstone and subsidiaries of Cornerstone.  The Company will do business with these subsidiaries, which could result in potential conflicts of interest arising out of his dual responsibilities. Although the Company and Cornerstone and its subsidiaries intend to operate on an arms-length basis, there can be no assurance that these potential conflicts of interest will not be resolved to the detriment of the Company.

Certain relationships among our management and affiliates create various perceived, potential or actual conflicts of interest which could adversely affect our business or the market price or liquidity of the Company’s ADSs

The Company is engaged in business with companies that are affiliated with members of management and Mr Hsieh.  As a result, situations may arise where an interested party would be required to vote on transactions with affiliated companies that could benefit such interested party and negatively impact the Company, or vice versa. Furthermore, a perceived or actual conflict of interest in the Company’s management and/or the Company’s affiliates may discourage investors from investing in the Company’s ADSs, which may negatively impact the stock price or liquidity of the Company’s ADSs.

If the Company fails to maintain existing relationships with related companies on which its business and operating results will be highly dependent, the Company’s business and operating results may be adversely affected

The Company is and will continue to be very dependent on companies related to Mr Hsieh, its controlling shareholder, for the manufacturing, marketing and sale of its toy products. This dependency includes the following:

•

Playwell historically purchases most of its plastic products from a factory in Dongguan, China operated by Playwell Industry Limited, a subsidiary of Centralink, and most of its wooden products in certain factories in Zhejiang, China operated by Zhejiang Playwell Toy Co., Ltd., an indirect subsidiary controlled by Mr. Hsieh, the ultimate beneficial owner Centralink;

•

5% and 48% of the Company's net revenues in the first quarter of 2005 and the year ended 2004, respectively are derived from Toy Biz Worldwide Ltd., an entity controlled by Mr. Hsieh (“Toy Biz”).

•

Playwell also accesses, through Playwell Toy "China" Ltd., established retail outlets and multiple sales offices in Mainland China; and

•

34% and 70% of Grand US' net sales in the first quarter of 2005 and  the year ended 2004, respectively, were from products sold under license from Toy Biz.

If relationships such as those listed above are not maintained, the failure could adversely affect the Company’s business and operating results.

The Company may not be able to obtain sufficient funding for Playwell's working capital needs

Historically, Playwell has funded its working capital needs through its cash flow from operations and loans from its affiliates. Therefore, Playwell does not currently have an established line of credit from a financial institution for its working capital needs. In the event that Playwell's cash flow from operations is not sufficient to meet its working capital needs, Playwell could be forced to curtail or delay its business activities.

The Company’s business and operating results are and may continue to be highly dependent on sales of products licensed from Marvel Enterprises, Inc.

A significant portion of the revenues of the Company are, and may continue to be, derived from the manufacture and distribution of toys based on certain Marvel comic and movie characters for Toy Biz.  Toy Biz acquired the worldwide right to manufacture and sell toys based on these Marvel comic and movie characters from Marvel Enterprises Inc. through the end of 2006. In the event that Toy Biz is unable to secure the rights to continue to manufacture and sell these Marvel products after 2006, this may have a material adverse effect on the business of the Company.

The Company may be adversely affected by the seasonal aspect of its business

The business of the Company is seasonal and a majority of its sales take place in the third and fourth quarters of their fiscal years.  Therefore, the Company’s annual operating results will depend, in large part, on sales during the relatively brief holiday season from September through December. Further, the impact of seasonality is increasing as large retailers become more efficient in their control of inventory levels through quick response management techniques. Rather than maintaining large on-hand inventories throughout the year to meet consumer demand, these customers are timing reorders so that they are being filled by suppliers closer to the time of purchase by retail customers, which to a large extent occur during September through December. While these techniques reduce a retailer's investment in inventory, they increase pressure on suppliers to the Company to fill orders promptly and shift a significant portion of inventory risk and carrying costs to the supplier. The limited inventory carried by retailers may also reduce or delay retail sales. Additionally, the logistics of supplying more and more products within shorter time periods will increase the risk that the Company may fail to achieve tight and compressed shipping schedules. This seasonal pattern requires significant use of working capital mainly to manufacture inventory during the year, prior to the holiday season, and requires accurate forecasting of demand for products during the holiday season. The Company’s failure to accurately predict and respond to consumer demand could result in its under-producing popular items and overproducing less popular items.

The Company’s attempts to acquire other companies may not prove fruitful or even if successful could have an adverse effect on its liquidity and earnings

The Company is pursuing an acquisition strategy to expand its business and product offerings and, in anticipation of this strategy, has significantly expanded its overhead.  For the year ended December 31, 2004 and the first three months of 2005, this overhead has negatively impacted the Company’s results and will continue to do so in the near future. In addition, this process will likely divert a significant amount of management time and effort. New acquisition discussions will likely distract the Company’s management from its day-to-day operations. Even if the Company does find companies that are worth acquiring, such as International Playthings Inc., which the Company recently acquired, it may be extremely difficult to integrate their operations into its existing operations. In addition, there is no guaranty that its acquisitions will be successfully completed or, if completed will be financially successful. Thus, any such acquisition could have an adverse effect on the Company’s future liquidity and earnings.

An inability to obtain financing could adversely impact the Company’s ability to expand its operations

In order to achieve the Company’s long-term expansion objectives and to enhance its competitive position in the worldwide toy industry, the Company will need additional financial resources over the next several years. The precise amount and timing of its future financing needs cannot be determined at this time and will depend upon a number of factors, including the demand for its products, the management of its working capital and the nature of companies which the Company plans to acquire. The Company may not be able to obtain additional financing on acceptable terms, or at all. If the Company is unable to obtain sufficient capital, it could be required to curtail its expansion plans.

The Company is dependent upon key personnel whose loss may adversely impact the Company's business

The Company will depend on the expertise, experience and continued services of its senior management employees, including Henry Hu, the chairman and chief executive officer and director of the  Company, Elliot L. Bier, who is vice-chairman and deputy executive officer and a director of the Company, David J. Fremed, who is the chief financial officer and a director of the Company, Tania M. Clarke, who is the vice-president and chief financial officer of Grand US and is a senior financial executive of the Company and Willie Wong who is President of Grand’s Hong Kong operations. Each of these individuals has acquired specialized knowledge and skills with respect to the Company and its operations and most decisions concerning the business of the Company will be made or significantly influenced by them. The Company does not maintain "key man" insurance on the life of any of these persons. The loss of some of these senior management employees, or an inability to attract or retain other key individuals, could materially adversely affect the Company. Growth in the Company's business is dependent, to a large degree, on the Company’s ability to retain and attract such employees. The Company seeks to compensate and incentivize its key executives, as well as other employees, through competitive salaries, stock ownership and bonus plans, but there can be no assurance that these programs will allow it to retain key employees or hire new key employees. As a result, if any of these individuals were to leave, the Company could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience.

The Company may suffer from bad debts and returns of toy products manufactured or sold by the Company

The Company cannot be assured that any customer will not default on a payment of debt. Such a default could have a significant effect on its results. Furthermore, it is industry practice for retailers to hold back payments on slow moving stock or to request markdowns or returns on such stock. In certain instances, where retailers are unable to sell the quantity of products which have been ordered from the Company, the Company may, in accordance with industry practice, assist retailers to enable them to sell such excess inventory by offering discounts or accepting returns. A portion of firm orders, by their terms, may be canceled if shipment is not made by a certain date. There can be no assurance that these defaults, returns and cancellations will not have a material adverse effect on the business, financial condition and results of operations of the Company.

In order to maintain its business, the Company will depend on obtaining and maintaining licenses for the manufacture and distribution of products

The Company has entered into various licenses and royalty agreements in which it pays fees in exchange for rights to the use of product inventions or trademarked names, shapes and likenesses for use in development of its product lines. The major licenses that the Company holds are the right to certain Walt Disney Company and Crayola branded products and the right to distribute Toy Biz products in Canada. These agreements generally include minimum fee guarantees based on a reasonable expectation of the product sales to be generated throughout the life of the agreement. There can be no assurance that the Company will be able to meet these projected expectations and may be obligated to pay unearned fees as a result. License and royalty agreements are also mostly for fixed terms and often contain performance-related covenants.  The Company’s licenses for such Walt Disney Company and Crayola branded products are both short-term agreements, expiring in 2006. Similarly, there is no written agreement with Toy Biz to distribute its products. There is no assurance that the Company will be able to maintain or extend the rights to these or other of its existing licenses. The failure to renew these license agreements or any difficulty in entering into other license agreements with other entertainment companies will have an adverse effect on the Company’s business and results of operations.

The Company may fail to make new product introductions in a timely fashion, which could negatively impact its operating results

Once a new product is conceived, the principal steps to the introduction of the product include design, sourcing and testing of components, tooling, and purchase and design of graphics and packaging. At any stage in the process, there may be difficulties or delays in completing the necessary steps to meet the contemplated product introduction schedule. It is, for example, common in new product introductions or product revisions to encounter technical and other difficulties affecting manufacturing efficiency and, at times, the ability to manufacture at all, that will typically be corrected or improved over a period of time with continued manufacturing experience and engineering efforts. If one or more aspects necessary for introduction of products are not met in a timely fashion, or if technical difficulties take longer than anticipated to overcome, the anticipated product introductions will be delayed, or in some cases may be terminated. Therefore, no assurances can be given that products will be introduced in a timely fashion. Significant delays in the introduction of, or the failure to introduce, new products or improved products would have an adverse effect on the Company's operating results.

The Company’s operating results may be highly volatile which could have a material adverse impact on the Company’s results of operations

The toy industry is known for a high level of volatility as a result of changing consumer tastes, competition and over-saturation of popular products. Playwell and Grand US have both experienced significant volatility in their results in their past histories. While the Company is expected to diversify its business in the future to reduce volatility, there can be no guarantee that this history of volatility will not continue.

Because the life cycle for toy products is usually very short and consumer preferences are unpredictable, the Company’s business may be adversely affected by its inability to develop or secure the right to distribute new products

The Company’s business and operating results will depend largely upon the appeal of the toy products it manufactures and sells. Consumer preferences in the toy industry are highly subjective, and there can be no assurance that consumers will continue to find existing products of the Company appealing or will find new products introduced by the Company appealing. As a result of changing consumer preferences, many toy products are successfully marketed for only one or two years. The Company’s continued success will depend on the ability of the Company to redesign, restyle and extend its existing toy and fashion accessory products and to develop, acquire the right to, introduce and gain customer acceptance of new products. A decline in the popularity of its existing products and product lines or the failure of new products and product lines to achieve and sustain market acceptance could result in reduced overall revenues and margins, which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurances that

•

any of the current products or product lines manufactured or sold by the Company will continue to be popular for any significant period of time;

•

any new products or product lines subsequently manufactured or sold by the Company will achieve an adequate degree of market acceptance;

•

any new product's life cycle will be sufficient to permit the Company to recover development, manufacturing, marketing or other costs of the product;  or

•

retailers will react positively to any new product introduced by the Company.

If the market for new or existing products is less than expected, the Company may build excess quantities of certain products and subsequently may be required to sell inventory of such products at a substantial discount or put inventory provisions in place to mark the value of excess inventory quantities down to their estimated market value.

Finally, Playwell continues to offer a relatively limited range of products that are all in the categories of generic toys in the infant, preschool, and activity toys for younger children. This exposes Playwell to the risks of any narrowly focused business.

The Company may have difficulty retaining or increasing market share because the segments of the toy industry in which Playwell and Grand US operate are highly competitive.

The Company faces significant competition in the segments of the toy industry in which they operate. Playwell faces significant competition in the infant and pre-school toy industry. The barriers for new producers to enter into Playwell's markets are relatively low and Playwell expects that it will face increased competition in the future. Some competitors offer products at lower prices, are better established in the industry and are larger than Playwell. In addition, with respect to original design manufacturing, or ODM, and original equipment manufacturing, or OEM, Playwell competes with a number of substantially larger and more experienced manufacturers.

Grand US primarily operates in the rapidly consolidating toy distribution business. Many other companies involved in the toy distribution industry in Canada and the U.S. have greater financial resources, larger sales forces, greater name recognition, larger facilities for product development and products that may be more competitively priced than Grand US products. As a result, some of Grand US' competitors may be able to obtain toy products in greater volume or more lucrative distribution contracts than Grand US can. In addition, as the toy industry consolidates, many retailers have begun to deal directly with toy manufacturers, thereby reducing or eliminating the need for distributors such as Grand US.

The Company may be involved in disputes regarding its ownership and use of intellectual property which, if unsuccessfully defended, may result in the Company being held responsible for payment of substantial amounts of money

From time to time, other companies and individuals may assert exclusive patent, copyright, trademark and other intellectual property rights to technologies or marks that are important to the toy industry generally or to the

Company's business specifically. The Company will evaluate each claim relating to its products or other aspects of its business and, if appropriate, will seek a license to use the protected technology. There can be no assurance that the Company will be able to obtain licenses to intellectual property of third parties on commercially reasonable terms, if at all. In addition, the Company could be at a disadvantage if its competitors obtain licenses for protected technologies on more favorable terms than does the Company. If the Company or its suppliers are unable to license protected technology used in the Company’s products, the Company could be prohibited from marketing those products or may have to market products without desirable features. The Company could also incur substantial costs to redesign its products or to defend any legal action taken against the Company. If the Company’s products or manufacturing methods should be found to infringe protected technology, the Company could be enjoined from further infringement and required to pay damages to the infringed party. Any of the foregoing could have an adverse effect on the results of operations and financial position of the Company.

The Company may not be able to protect its intellectual property

On occasion in the toy industry, successful products are "knocked-off" or copied.  While the Company strives to protect its intellectual property, there can be no guarantee that knock-offs will not have a significant negative effect on its business.  In addition, intellectual property laws are less developed in China than in the U.S., and historically, China has not protected companies' intellectual property rights to the same extent as the U.S.  The costs incurred in protecting the Company’s intellectual property rights could be significant and there is no assurance that it will be able to successfully protect their rights.

The Company may be subject to product liability claims which, if not covered by adequate insurance, could result in the Company becoming responsible for paying substantial amount of damages, which could adversely impact its business, financial condition and results of operations

The Company is subject to product liability claims relating to the products they manufacture and distribute. Since most of Playwell's products are manufactured for infants and pre-school children, safety has been a major concern in the toys that Playwell, in particular, designs, develops and has manufactured. However, the Company cannot assure total safety of its products and therefore can be subject to possible claims for injury or damage, some or all of which may not be covered by insurance. Playwell is not currently, nor has it been in the past, a defendant in any product liability lawsuit. Grand US was a defendant in a product liability claim relating to a third party's product which was distributed by Grand US, but this was settled at minimum cost to the Company in January 2005. A successful claim brought against the Company by a customer which is not covered by insurance or a consumer and the adverse publicity that could accompany any such claim could have a material adverse effect on the business, financial condition and results of operations of the Company.

The Company operates across a number of international borders and may face unanticipated assessments from taxing authorities from these jurisdictions

The Company's operations involve a significant number of cross-border transactions. The Company is expected to establish provisions for its known and estimated income tax obligations. However, whether through a challenge by one of the many tax authorities in international jurisdictions where the Company operates, through the Company's transfer pricing, or through challenges to the Company's claim regarding lack of permanent establishment, or other matters that may exist, the Company could be exposed to possible additional taxation that will not have been accrued.

The Company will be subject to many U.S. regulations when exporting toys into the U.S. that could result in the exclusion of some of its products from U.S. markets

U.S. customers of the Company are and the Company will be subject to the provisions of the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act when importing or producing toys to be sold in the U.S. These laws empower the Consumer Product Safety Commission, or the CPSC, to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude products from the market that are found to be unsafe or hazardous, and can require a recall of such products under certain circumstances. Similar laws exist in some states and cities in the U.S., as well as in foreign jurisdictions. The Company designs and tests the products it purchases or manufactures for compliance with regulatory standards, however, there can be no assurance that the Company's products will not be found to violate applicable laws, rules and regulations, which could have a material adverse effect on the business, financial condition and results of operations of the Company. In addition, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future, or that the Company's products will not be marketed in the future in countries with more restrictive laws, rules and regulations, either of which could make compliance more difficult or expensive, and which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company may be subject to tariffs and quotas that could restrict its ability to export products to the U.S.

A substantial portion of the Company's products are expected to be shipped to customers in the U.S. The U.S. may, from time to time, impose new quotas, duties, tariffs, or other charges or restrictions, or adjust presently prevailing quota, duty or tariff levels, which could adversely affect the Company's ability to continue to export products to the U.S. at the expected or increased levels. The Company cannot predict what regulatory changes may occur, if any, or the type or extent of any financial impact on the Company that such changes may have in the future. In addition, various forms of protectionist trade legislation have been proposed in the U.S. Adverse changes in tariff structures or other trade policies could have a material adverse effect on the Company's business, financial condition and results of operations.

The market price of the Company’s ADSs is expected to be volatile

Market prices of the securities of toy companies are often volatile and Grand US' historical stock price has reflected this volatility. The trading price of the Company's ADSs may be subject to wide fluctuations. These broad market and industry fluctuations may result in the decline of the market price of the Company's ADSs, regardless of its operating performance.

The Company expects that the market price of the Company’s ADSs will be, affected by many factors, including:

•

fluctuations in the Company's financial results;

•

the actions of the Company's customers and competitors;

•

new regulations affecting foreign manufacturing;

•

other factors affecting the toy industry in general;

•

announcements of new products by the Company or its competitors;

•

the operating and stock price performance of other companies that investors may deem comparable;

•

news reports relating to trends in its markets; and

•

sales of the Company’s ADSs into the public market.

It may be difficult for the Company’s ADSs to be sold at attractive prices

The Company’s ADSs have generally experienced limited liquidity and trading volume and there is no coverage of the Company by analysts and market makers.  This may or may not affect the future performance of the Company’s ADSs. There can be no assurance that a more active trading market for the Company’s ADSs will develop or that, if developed, will be sustained. Further, there is no public market for the ordinary shares of the Company underlying the ADSs. In the past several years, many foreign issuers with market capitalization similar to that of the Company have been unable to sustain an active trading market for their securities.

In addition, the stock market in general has experienced extreme volatility that often has been unrelated to the operating performance of any company. These broad market and industry fluctuations may result in the decline of the price of the Company’s ADSs, regardless of its operating performance.

Future sales of the Company’s ADSs by existing shareholders, option holders and warrant holders could result in a decline of the price of the Company’s ADSs

The market price of the Company’s ADSs could decline as a result of sales of a large number of its ADSs into the market, or the perception that these sales could occur. There are currently options and warrants to purchase 1,959,694 of the Company’s ADSs and the Company intends to file a Form S-8 registration statement covering the shares underlying the ADSs issuable upon exercise of the options shortly after the filing of this reports which would permit the immediately sale of all vested options.  In addition, the Company recently issued to Centralink 2,000,000 Preference Shares which are convertible into 2,804,600 ADSs. Centralink has the right to demand registration of the shares underlying these ADSs. If and when these options and warrants are exercised or the Preference Shares are converted and registered, it might have a depressive impact on the market price of the Company’s ADSs. This might make it more difficult for the Company to sell equity securities in the future at a time and at a price that it deems appropriate.

The Company does not expect to pay dividends on its stock

The Company has not paid any cash or other dividends on its ADSs and the Company does not expect to declare or pay any cash dividends in the foreseeable future.

It may be difficult to enforce civil liabilities against the Company

The Company is a Hong Kong company, and a substantial portion of its assets are located outside the U.S. In addition, certain of the Company's directors and officers are resident outside the U.S., and all or a substantial portion of the assets of such persons are or may be located outside the U.S. As a result, it may not be possible for investors to affect service of process within the U.S. upon such persons, or to enforce against them or the Company judgments obtained in the U.S. courts predicated upon the civil liability provisions of the U.S. securities laws. The availability in Hong Kong, in original actions or in actions for enforcement of judgments of U.S. courts, of remedies provided for under the U.S. securities laws may be subject to the discretion of the Hong Kong courts based on consideration of Hong Kong public policy.

Features of Hong Kong law which allow an acquiring party to compulsorily acquire shares held by minority shareholders may force minority shareholders of the Company to sell their shares under certain circumstances which may negatively impact the price and liquidity of the Company’s ADSs

Hong Kong law allows a party to compulsorily acquire the shares of a Hong Kong company held by minority shareholders. These circumstances are described under the section titled "Additional Information" appearing elsewhere in this report. This in turn may discourage ownership of the Company ADSs and negatively impact the price and liquidity of the Company’s ADSs.  Mr. Jeff Hsieh, who indirectly or directly controls over 72.42% of the shares of the Company on a fully diluted basis, could potentially force the minority shareholders of the Company to sell their ADSs pursuant to these provisions. Mr. Hsieh has informed the Company that he does not presently intend to initiate or support an effort to force the compulsory acquisition of shares using these provisions. Should he initiate or support such an effort in the future, minority shareholders may be forced to sell their ADSs.

Risks Related to Doing Business in China

The Company is organized and based in Hong Kong, which is part of the People's Republic of China, and the Company is also expected to purchase most of its products from manufacturers in China. The following addresses some of the risks associated with doing business in China.

The Company depends on certain of its related subsidiaries for producing its products. These related subsidiaries have large manufacturing operations in China and interruptions in the production capacity of these related subsidiaries will adversely affect the Company’s business and financial results.

Playwell sources most of its supplies of finished products and moulds for manufacturing from two subsidiaries of Cornerstone, Playwell Industry Ltd. and Zhejiang Playwell Toy Co. Ltd. Both of these companies have their manufacturing facilities in China. Should the production capacity of any of these companies be interrupted for whatever reason, including risks inherently associated with doing business in China, the operations of Playwell would be materially affected. The U.S. government is currently reviewing a number of commercial and legal practices widespread in China, such as China's handling of intellectual property and certain of its labor practices, and certain political and military actions taken or proposed by China. If the U.S. ultimately takes negative action against China's exports or its transaction of business with U.S. entities, then the cost of Chinese imports could increase significantly and the ability of Playwell to source its supplies of finished goods and moulds from China may be materially impaired. If the production capacity of any of the companies on which Playwell depends is interrupted for any reason, including the actions described above, there could be an adverse effect on Playwell's ability to develop and supply products until alternative manufacturing arrangements are made on economic, production and operational terms at least as favorable as those currently in effect

Because China does not have a well developed, comprehensive system of laws, it may be difficult for the Company and its subsidiaries to protect or enforce their legal rights

A majority of the Company's assets and operations are located in Hong Kong, but certain of Playwell's related subsidiaries, on which Playwell depends, have large operations in China. For instance, Playwell Industry Ltd. and Zhejiang Playwell Toy Co. Ltd., from which Playwell sources most of its supplies of finished products and moulds for manufacturing, have their manufacturing facilities in China. While Hong Kong corporate law is based on English law and is well-developed, the Chinese legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents, unlike the common law system in the U.S. China does not have a well-developed, consolidated body of law governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation.

In addition, the Chinese legal system relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published, statements regarding these evolving policies have been conflicting, and any such policies, as administered, are likely to be subject to broad interpretation, discretion and modification, perhaps on a case-by-case basis. As the legal system in China develops with respect to these new types of enterprises, foreign investors may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and the preemption of provincial or local laws by national laws. Enforcement of existing laws may be sporadic and implementation and interpretation thereof inconsistent. Furthermore, the Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a judgment by a court of another jurisdiction. It is widely believed that China's entry into the World Trade Organization, or WTO, should expedite the uniform interpretation and enforcement of laws throughout China. However, there can be no assurance that the Company's current or future activities in China will have a high degree of certainty under China's legal system.

If the Company is not able to obtain appropriate governmental support and approvals in China, it may not be able to conduct its business activities as planned.

 The Company's activities in China may by law be subject, in some circumstances, to administrative review and approval by various national and local agencies of the Chinese government. Although the Company believes that the present level of support from local, provincial and national governmental entities enjoyed by the Company benefits the Company’s operations in connection with administrative review and the receipt of approvals, there is no assurance that such approvals, when necessary or advisable in the future, will be forthcoming. The inability to obtain such approvals could have a material adverse effect on the Company's business, financial condition and results of operations.

 If the Exchange Rate for the Hong Kong Dollar ceases to be fixed against the U.S. Dollar, the Company would be subject to potentially significant adverse exchange rate risks

The Hong Kong dollar has remained relatively constant against the U.S. dollar due to the U.S. dollar peg and currency board system that has been in effect in Hong Kong since 1983. One U.S. dollar is pegged to $7.80 HK dollar under that system. There can be no assurance that the historical currency peg of the Hong Kong dollar to the U.S. dollar will be maintained in the future. Because the Company's corporate headquarters are located in Hong Kong, a large proportion of the Company's administrative and business expense are denominated in Hong Kong dollars and a large proportion of its revenues is expected to be in U.S. dollars from the sale of toy products to the U.S. Should the currency peg cease to be maintained and the exchange rate between the Hong Kong dollar and the U.S. dollar be allowed to float, the Company's business and results of operations may be negatively impacted.

A change in currency exchange rates could increase the Company's costs relative to its revenues

The Company's sales are mostly denominated in U.S. dollars or Euros. The majority of the Company's expenses are denominated in Hong Kong dollars, followed by Chinese renminbi, the currency of China, Euros and U.S. dollars. The Company is also expected to generate revenues, expenses and liabilities in other currencies such as Singapore dollars and New Taiwan dollars. As a result, the Company will be subject to the effects of exchange rate fluctuations with respect to any of these currencies and the related interest rate fluctuations. Fluctuations in the exchange rate of the U.S. dollar against the respective foreign currencies could have a significant impact on the Company's revenues, results and financial condition. A rise in the value of the foreign currencies relative to the U.S. dollar will increase the Company's relative production costs and decrease the relative value of its revenue, thereby reducing its operating margins. Furthermore, should the U.S. dollar weaken, the Company's products could become more expensive in the U.S. even if the prices of the products in Hong Kong dollars remain unchanged, which could further adversely affect the Company's revenues. Currently, the Company has not entered into agreements or purchase instruments to hedge its exchange rate risks.

Item 4. Information on the Company

Description of Business

Overview

Grand Toys International Limited, a Nasdaq SmallCap listed company, is organized under the laws of Hong Kong .  The Company, through its Hong Kong, US and Canadian operating subsidiaries, develops and supervises the outsourced manufacturing of toy and toy related products, and distributes them throughout the world.  The Company is comprised of two main subsidiaries, Playwell International Limited and Grand Toys International, Inc.

The Company was formerly a subsidiary of Grand US.  It became the parent of Grand US on August 16, 2004, pursuant to a reorganization merger.  Immediately after the reorganization merger, the Company acquired Playwell .

The Company was incorporated in Hong Kong on October 15, 2003, although it did not commence actual operations until the completion of the reorganization merger of Grand US and the Playwell acquisition on August 16, 2004. Its executive offices are located at 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong, telephone number 852.2866.8323.

The Company consists of the parent holding company, which acts as the corporate group for its operating divisions, which include manufacturing and distribution segments.

The corporate group’s function is to provide stewardship, leadership and direction to the operating entities and to bring growth opportunities to the Company. In addition, the corporate group provides the following:

•

Corporate governance;

•

Compliance;

•

Investor relations; and

•

Financing opportunities.

The overall corporate strategy is:

•

Sustain and maintain current business segments;

•

Grow through the development, distribution and sale, to global retail markets, additional innovative products at competitive prices; and

•

Grow through the acquisition of complementary companies that fit into the Company’s vertically-integrated structure

Subsidiaries:

Playwell is a Hong Kong limited company, and was formed in 2000 as a holding company for a principal operating subsidiary, Hong Kong Toy Centre Limited (“HKTC”). HKTC was formed in 1969, and through its subsidiaries and their predecessors, has been active in the toy business for over 30 years.

As it exists today, Playwell is a holding company with four operating subsidiaries:

•

Hong Kong Toy Center Ltd.,or HKTC, which develops products for sale under the Playwell brand and supervises the outsourced manufacture of such products, as well as products designed by customers of HKTC for sale under their own brands, by contract manufacturers located primarily in mainland China;

•

Gatelink Mould Engineering Limited, a manufacturer of moulds for Playwell;

•

Great Wall Alliance Ltd., the holder of Playwell trademarks; and

•

Asian World Enterprises, Co., Ltd., which holds certain intellectual property licenses from the Walt Disney Company.

Grand US is a Nevada corporation which, primarily through its Canadian operating subsidiary, has been engaged in the toy business for over 45 years. Grand US develops and distributes a wide variety of toys and fashion accessories throughout Canada and until the acquisition of International Playthings Inc. on March 1, 2005, to a lesser extent, the United States. Expansion efforts have been focused on expanding product offerings through the development of proprietary products and expanding geographically outside of Canada. Grand US has, for many years distributed products for Toy Biz Inc. and Toy Biz Worldwide, an entity controlled by Mr. Hsieh, including the Marvel line of products, the largest source of Grand US' revenues during the past four years.

Grand US' business consists of four areas of operation:

•

importing and distributing throughout Canada, on an exclusive and non-exclusive basis, a wide variety of well-known toy and leisure products and ancillary items, including party goods, stationary and accessories;

•

selling toy products and ancillary items featuring popular characters licensed to Grand US;

•

earning commissions on the sale of products represented by Grand US and shipped directly from an overseas vendor to Canadian customers; and

•

selling proprietary products, such as puzzles, mobiles, and gift-related items.

All subsidiaries are directly or indirectly wholly-owned by the Company.

Business Strategy

The Company's goal is to be the leading seller of high-quality toy products for children ranging from infants to pre-teens. The Company’s strategy calls for increasing cooperation with proprietary toy concept licensors, diversifying its product range, strengthening its marketing network and relationships with its multi-national customers, expanding its distribution channels and increasing and diversifying its customer base. To achieve these goals, the Company has been focusing on the following:

Develop additional Co-operative Relationships with Toy Industry Licensing Houses

The Company is aggressively seeking to enter into more development and licensing relationships with top toy industry licensing houses. In the past, the Company has licensed the toy concept, developed the toy with the approval of the licensor and sold the product through the Company’s distribution channels. The Company is currently focusing on partnering with toy licensing houses to not only license toy concepts, but provide the research and development function for these licensing houses to generate novel toy products that could be sold through both the Company’s marketing channels and through various marketing channels connected to these toy industry licensing houses.

Diversify product offerings

The Company intends to further diversify its product offerings to include other toy products that leverage the Company’s current competitive advantages and production expertise. The Company has long standing relationships with most major entertainment licensing houses and has good relationships with over 100 independent invention houses, which supply it with product concepts and ideas, as well as technologies under licenses. Due to the relatively short product life cycle in the toy industry and the fact that it is very trendy and fashion driven, the Company has traditionally employed, and plans to continue employing, a diversified but risk calculated investment in the latest fashionable toy concepts. Furthermore, certain product lines in the toy industry are also very seasonal and new product lines are being sought to help decrease seasonality in the Company’s operating results. By diversifying into product lines in which the demand timing varies from that of the Company’s traditional product lines, the utilization of the Company’s resources can improve, thereby improving profitability.

The Company is currently focusing on increasing its cooperation with the entertainment licensing houses to increase its product offerings. It is also entering into the market for collectible figures. For example, the Company recently entered into exclusive license agreements to produce and sell collectible figurines of specific players in their team colors for four soccer teams which competed in the 2005 UEFA Champions League -- Manchester United, Juventus, Real Madrid and FC Barcelona. Finally, the Company plans to further diversify its product portfolio and enter the pre-teen toy market.

Strengthen Marketing Network

The Company will continue to strengthen its ties to its major customers in the U.S. and Europe. It will also maintain and expand on its commission based sales network in both of these regions. Furthermore, the Company plans to increase its presence at the various toy shows around the world. The Company’s representatives attended multiple toy shows or exhibits in fiscal 2004. Finally, the Company plans to increase its focus on partnering with various entertainment licensing houses whereby it actually has access to the marketing network of such houses.

Develop and Diversify Customer Base

Currently, the Company primarily produces and distributes toys. The Company is seeking to become partners with various entertainment licensing houses like Disney and major retailers like Wal-Mart so that the Company not only produces the toys, but would provide services throughout the life-cycle of the toy. It will engage in the research and development of the toy product with the partner, provide production capability and market such product both through the Company’s own marketing network and the licensee and distributor network of its partners. The Company believes that its familiarity with the U.S., Canadian, European and Chinese markets, its broad marketing network, its research and development capabilities in Hong Kong, its ability for sophisticated injection-mold production and its concentration on high safety standard at competitive prices would allow it to become more attractive as a partner to its customers and thereby diversify its customer and product base.

At the end of 2004, the Company's development department had 15 staff members worldwide. It also works with over 100 independent invention houses who supply it with a constant stream of new product concepts and ideas. Furthermore, due to Grand's prompt commitment process, financial resources and its executive officers' strong ties with various licensing houses in the toy industry, it has historically competed with major toy manufacturers and distributors like Mattel, Hasbro, Jakks, Racing Champs and Lego in licensing novel toy properties.

Competitive Strengths

The Company believes that its main competitive strengths include:

•

its international distribution network;

•

its vertical integration of capabilities throughout the toy production cycle;

•

its executives' extensive experience in the toy industry and familiarity with the United States, Canadian, European and Chinese markets;

•

its focus on client service and competitive pricing;

•

its stable relationships with licensors of proprietary names, characters and other toy industry intellectual properties;

•

its financial resources and its demonstrated cost-management abilities;

•

its diversified core product base; and

•

its flexibility in adapting to the fast changing and trend based toy industry.

Recent Developments

On March 1, 2005, Grand US acquired the assets of International Playthings, Inc. (“IPI”), a New Jersey,U.S. based distributor of a broad range of toys primarily to the consumer specialty markets in the United States and Canada.  IPI currently distributes over 600 toys in a broad age range, from infants to teenagers.  IPI’s mission is to develop and distribute innovative and entertaining products with integrity, superior play value and child developmental qualities.  IPI’s offerings include puzzles, games, infant and preschool toys, dolls and girl’s products, educational toys and activity toys.  As a result of IPI’s emphasis on quality, education, and developmental value, IPI has received numerous awards each year. The acquisition was complementary to Grand US’ existing distribution business and significantly expanded the Company’s distribution capabilities in the specialty retail segment, in the U.S. where IPI primarily operates.

In order to fund the cash portion of the purchase price for the IPI acquisition and to provide ongoing working capital for the IPI business, on March 1, 2005, the Company issued and sold to Centralink an Exchangeable Note in the principal amount of $7,675,000 (the “Exchangeable Note”) for which the Company received cash proceeds of  $7,400,000.  The Exchangeable Note was sold at a $275,000 discount in order to compensate Mr. Hsieh, the ultimate beneficial owner of Centralink, for providing IPI with the option to require Mr. Hsieh to purchase the Grand ADSs issued to IPI after the first anniversary of the closing of the IPI Acquisition.

On May 15, 2005, the Exchangeable Note was exchanged for 2,000,000 Preference Shares after shareholder approval at the Company’s annual general meeting.  The Preference Shares, which are more particularly described in Item 10 of this report, are convertible into 2,804,600 ordinary shares which will be represented by an equivalent number of Grand ADSs.

Products

The Company has two principal operating segments: Manufacturing and Distribution.

The manufacturing is performed by Gatelink Mould Engineering Limited .  It manufactures moulds for the Company’s subsidiaries and third parties. A mould is manufactured once the decision has been made to launch a product.

The distribution segment of the business consists of both Hong Kong Toy Center (‘HKTC’) and Grand US.

Products, Markets & Marketing Channels

The Company distributes toy, toy related and recreational products through HKTC and Grand US to the toy markets.

The Company’s three largest customers are: Toy Biz, Eveil and Zellers, which for the year ended December 31, 2004 accounted for approximately 48%, 5% and 4%, respectively, of the Company’s gross sales.  No other customer accounted for more than 4% of gross sales in 2004.  If one or more of the three customers identified above terminated its relationship with the Company, a material adverse effect on the Company may occur.

Net sales by geographical areas are as follows:

For the years ended December 31,
	2004	2003	2002
US	$12,231,823	$21,182,664	$19,696,538
Asia	6,458,522	6,238,777	5,813,623
Europe	6,243,632	8,955,424	8,403,764
Canada	3,762,281	394,661	944,866
Africa	422,637	92,736	19,799
Other	346,064	2,511,176	1,112,874
Total net sales	$29,464,959	$39,375,438	$35,991,464

HKTC

HKTC is an international designer and supplier of plastic and wooden toys in the infant, preschool and activity toy categories, with distribution capabilities in key markets worldwide. It also supervises outsourced manufacturing of toy products of its own design for sale under the "Playwell" brand or designed by its customers for sale under those customer's own brand names.

HKTC toy products are separated into two large categories -- plastic toys and wooden toys. HKTC supplies several lines of plastic toys - toys for preschool children, water toys and toys for infants. Many of these plastic toys require sophisticated injection-mold production of specialty cartoon characters, such as Disney and Crayola licensed  characters. These character replicas come in various scales and are medium and high-feature products that must meet exacting standards. Many of these character replicas have complex designs, which require high-quality workmanship and decorative details. In the wooden products category, HKTC supplies wooden toys, doll furniture, children's furniture and rockers. HKTC sells its products directly to over 30 active retailers in the U.S. and the U.K. and to approximately six distributors worldwide. HKTC has 10 dedicated sales staff and it also has a long standing commission-based network of sales representatives in Europe and the U.S. Furthermore, it has access to a sales network in the United States.

Grand US

Grand US imports into Canada and the U.S. for distribution of select toys and fashion accessories from vendors which typically design, develop and sell their products in other countries.

In determining which items to distribute, Grand US examines such factors as consumer acceptance of the particular products in other countries, and Canadian consumer tastes for such products based on similar products distributed previously in Canada.  In addition, prior to ordering a product, Grand US attempts to predict the potential demand for such product by exhibiting it to Grand US’s existing customers.  The purchase price, depending on the arrangement with the supplier, may consist of a fixed payment per item, specified minimum quantities to be purchased and other conditions, and occasionally a royalty fee.

Pursuant to these agreements, Grand US obtains either the exclusive or non-exclusive right to import and distribute the products selected throughout Canada and US.  These agreements generally have terms of one to five years and are usually exclusive for a specified product or product line within a specific territory.

Generally, under Grand US’s distribution agreements, Grand US is responsible for paying shipping and other related costs upon the purchase of goods from the vendor.  If Grand US were to be in default under a license or distribution agreement, such agreement could be terminated and Grand US could also incur liability for certain costs and penalties.

Grand US markets its products throughout Canada via one employee sales representative and independent sales agents.  Purchasers of the products include mass retailers, regional retail stores, toy specialty stores and wholesalers.

Grand US, in its regular business operations, does not have long term order commitments from its customers.  The Company sells to its customers on open account, allowing customers to purchase products up to certain pre-established credit limits.

For the majority of its customers, Grand US enters into one-year term agreements.  These agreements stipulate payment terms, shipping terms, allowances and rebates (i.e., advertising allowances, allowances for defective product returns or volume allowances, as applicable). Payment terms typically vary between 30 and 90 days.

Customers generally have the right to cancel purchase orders for which goods have been purchased.  Grand US attempts to minimize this possibility by ensuring that customer orders are matched to product purchases.

In certain instances, where retailers are unable to sell the quantity of products which have been ordered from the Company, the Company may, in accordance with industry practice, assist retailers to enable them to sell such excess inventory by offering discounts or accepting returns. A portion of firm orders, by their terms, may be canceled if the shipment is not made by a certain date. The Company attempts to minimize the related costs of such discounts and returns by engaging personnel to visit selected customers and assist in the management of its product returns. The Company establishes sales reserves at the time of sale based on historical experience of discounts and returns on related products. The return of non-defective product occurs infrequently in the U.S. In the U.K. market, accepting returns of non-defective product is regular industry practice and the Company establishes its return provisions on such sales based on experience. All reserves are reviewed regularly to ensure that they are adequate.

Returns are generally not accepted although exceptions to this policy may be made on a case-by-case negotiated basis.  Those customers who are shipped defective products (in accordance with their term agreements) would claim product returns against the rebates.  If a return is material, Grand US has recourse against the manufacturer of the product.

Grand US employs a sales and marketing staff of four, including one senior manager and one sales person who makes on-site visits to customers for the purpose of soliciting orders for products.  Grand US markets products at major and regional toy trade shows in the United States, Canada and Hong Kong.  In addition, Grand US maintains a showroom at its headquarters in suburban Dorval, Quebec, Canada.

Grand US directly, or through outside salespersons, accepts written orders for products from customers and submits the orders to Grand US’s vendors who then arrange for manufacture of the products.  Customer order cancellations are generally made in writing and Grand US will then notify the appropriate vendors of customer cancellations who in turn notify the manufacturers.  This procedure allows Grand US to avoid adding products to inventory as a result of customer cancellations of orders.

The following table sets forth certain vendors whose products Grand US distributes in Canada, the type of products they manufacture, and the price range at which Grand US sells such products to retailers.

Vendor (Head Office)	Products Distributed by the Company	Product Price Range ($)
Barter (H.K.)	Proprietary Arts & Crafts & licensed products	0.73	-	13.82
Fab NY(U.S.)	Spiderman stationery	0.58	-	9.60
Inkology (U.S.)	Novelty pens	0.84	-	2.11
Intex Corporation (Taiwan)	Inflatable toys (licensed & non-licensed)	2.88	-	4.22
Life of the Party(U.S.)	Activity Kits	10.37	-	14.97
Little Kids (U.S.)	Bubbles	1.54	-	8.83
May Fair (H.K.)	Art Supplies			6.10
MEG (U.S.)	Dolls			4.22
Outrageous (U.S.)	Play soap	2.30	-	8.25
Playfully Yours (U.S.)	Spider-man miscellaneous products	1.01	-	3.46
Toy Biz (U.S.)	Action figures	1.15	-	38.00
Toy Tech (H.K.)	Astrojax products	2.69	-	6.53

Grand US distributes its proprietary Arts & Crafts and Crayola Dough product lines internationally.

Design and Development

The Company's development department at HKTC designs new toys using the various toy concepts that the Company licenses. Once the initial design is completed, the development department will work with HKTC's engineering department to test the feasibility of the new development. The new development is then put through a cost analysis to determine the actual cost of its mass production and the development department will hand produce a model of this new toy. All the data generated and produced in this process is then analyzed by Grand's management to decide whether the new toy will be launched. The Company's research and development is heavily oriented toward market demand. Based on its ongoing contact with consumers, retailers and distributors worldwide, the Company’s sales and marketing departments seek to understand and assist the product development personnel in responding to consumer and retailer preferences. The sales department also targets certain retail price points for new products which drive the Company’s product development, with designs, features, materials, manufacturing and distribution all developed within the parameters of the target retail price.

Once a HKTC toy product is developed, either through cooperation with an entertainment concept licensor or through internal design and development, and the decision is made to launch the product, a sample of this product is commissioned. The sample is then shown at the various toy fairs around the world and through the Company’s sales network. The Company generally receives indications of interest for its toy products through these channels and after confirming the cost structure of their production, will start manufacturing the mould at Gatelink, if applicable, and accepting purchase orders from customers. Until purchase orders are formally accepted, the indications of interest may be cancelled at any time. Accordingly, HKTC generally operates without a significant backlog of regular orders. The time required for the process of showing various new toy concepts or models through HKTC's distribution channels and various toy fairs and taking it through to actual production on average is approximately three months.

HKTC has introduced new products to refresh and extend its product line each year. Traditionally, new product introductions are concentrated in the second and third quarters of the year in anticipation of the year-end holiday shopping season.

In addition the Company receives and develops new concepts in other ways including:

•

consideration of numerous concepts from unaffiliated third parties for new products.  If it accepts and develops an inventor’s concept for a new product, it will pay royalties to the inventor on sales from that product; and

•

review by the Company’s staff of trade and product developments within the recreational sector and determination if there is an opportunity that could be put into development.

The Company’s staff then develops the new concepts by attending tradeshows worldwide, reading industry publications and communicating with our existing vendors and customers.

It is possible that the Company will determine not to proceed with any given product or that one or more aspects necessary for introduction of the products in the future will be delayed, which could delay or prevent certain anticipated product introductions.

All safety testing of the Company’s products is done by the manufacturers at the manufacturers’ factories and is designed to meet safety regulations imposed by the various governmental authorities in the countries where the Company’s products are distributed.  The Company also monitors quality assurance procedures of the manufacturers for the Company’s products for safety purposes at the Company’s warehouse facilities.

Intellectual Property

The Company owns various trademarks, including the "Playwell" trademark.  It will continue to apply for intellectual property registrations on new products as it deems necessary. Grand anticipates that trademarks, copyrights and other intellectual property rights will become increasingly important in the infant and pre-school toy industry in which it operates and the pre-teen toy market that it expects to enter, particularly since it expects to introduce a wider range of products. The Playwell trademark is registered in the main territories in which Grand operates or distributes its products.

Sources of Product

Approximately 71% of the Company’s gross sales in 2004 were from products supplied by the following five vendors: Playwell Industry Ltd., Zhejiang Playwell Toyco Ltd., Toy Biz, Stepwise Tooling Ltd. and Barter. These products accounted for 43%, 13%, 10%, 3% and 2%, respectively, of 2004 gross sales.  Other than the products from the above-mentioned vendors, no products from any other vendor or from the Company’s proprietary products accounted for more than 2% of the Company’s gross sales in 2004.

The products distributed by the Company are manufactured for the Company by affiliated and unaffiliated third parties principally located in China, Hong Kong, Mexico, Spain, the United States and the United Kingdom.  Historically, HKTC manufactures a majority of its plastic products in China in a factory in Zhengmutou, Dongguan and its wooden products in certain factories in Zhejiang, operated by companies controlled by Mr. Hsieh. The Company expects to manufacture most of its toy products through these factories. These factories have processing licenses with the local government in Zhengmutou, Dongguan, where the factory is located and has all necessary permits to export the toy products.

The Company orders products from its vendors which in turn select product manufacturers on the basis of factors standard in the toy industry including price, payment terms, product quality, reliability and the ability of a manufacturer to meet delivery requirements.  For licensed products, the licensors may have the right to approve the manufacturers selected by the vendors.  The use of third-party manufacturers enables the Company to avoid incurring fixed manufacturing costs, but also reduces its ability to control the timing and quality of the manufacturing process.

For the product lines distributed for third parties, the Company does not supervise the day-to-day manufacturing of these products. However, prior to the commencement of manufacturing, the Company, the vendor and the manufacturer work together to design a prototype of the specific product and its packaging.  The manufacturer is contractually obligated to manufacture the products in accordance with those prototype specifications.  For licensed products, some licensors may be required to approve the prototype prior to production.

All manufacturing services performed overseas are generally paid for by either letter of credit or wire transfer.  Payment for such manufacturing is made only upon the proper fulfillment of terms established by the Company for each purchase order.  These terms include adherence to product quality, design, packaging and shipping standards, as well as proper documentation relating thereto.  Most product purchases are paid for in U.S. dollars.

The Company is not a party to any long-term supply or requirements agreements with any specific manufacturer.  All of the Company’s manufacturers may subcontract the manufacture of components of their products to third parties who are not affiliated with the Company.

Materials

The principal raw materials used in the production and sale of the Company products are plastic, printed fabrics and paper products.  These are all currently available at reasonable prices from a variety of sources.  These are mostly commodity products that the Company believes are readily available on the market.

Licensing and Distribution Agreements

Character Licenses

The Company’s product lines include products featuring well-known character properties created by others.  In order to obtain the right to manufacture and sell products featuring such character properties, the Company enters into license agreements with the owners of such properties.  Under the terms of the character property license agreements, the Company pays royalties to licensors that generally range from 5% to 20% of net sales of the products carrying these character properties.  To the extent that competition increases among companies to obtain character property licenses, the Company may encounter increased difficulty in obtaining certain character licenses and may be required to pay greater minimum guaranteed royalty amounts.

Generally, the Company’s character property license agreements provide the Company with the exclusive or non-exclusive right to sell only specific products featuring the particular character.  They generally have terms of one to eight years and are generally although not required by their terms, renewed upon payment of certain minimum guarantees or the attainment of specified sales levels.

The following table sets forth the Company’s character licenses, the licensor for these character properties, the territory of sale, and the types of products that the Company markets featuring these character properties

Character Property	Licensor (Territory)	Product Featuring Property

Astrojax	Vele Marteking (CAN)	Astrojax products

Batman	Warner Bros. (CAN)	Balls
Bob the Builder	Hit Entertainment (CAN)	Kites, suncatchers
Crayola	Binney & Smith (International)	Molding dough & accessories
Nintendo	4Kids Entertainment (CAN)	Balls
Rugrats, Sponge Bob, Blues Clues
Jimmy Neutron, Dora the Explorer	Studio Licensing (CAN)	Kites, balls, suncatchers, bath activity
Scooby Doo	Warner Bros. (CAN)	Balls
Spiderman 2	Venture Licensing (CAN)	Stationery
Spiderman classic characters,		Play balls, puzzles, fingerpaints
Spider-Man & Friends Classic		(Spider-Man Classic, Spider-Man &
Characters, Fantastic Four Movie		Friends only), bop bags (Spider-Man
Characters, Iron Man Movie		Classic only), juvenile soft (“NERF” -
Characters, X-men Movie & Classic		Like) sports (Spider-Man Classic only),
Characters, Namor the Submariner		craft and activity Sets (Spider-Man
Movie Characters	Marvel Characters (CAN)	Classic only)
Tractor Tom	G-Squared Promotions (CAN)	Puzzles, play balls
Wiggles	Hit Entertainment (CAN)	Balls
Winnie The Pooh, Disney Princess
Power Rangers Dino Thunder	Disney (CAN)	Stationery
Where the wild things are	Universal Studio (U.S. & CAN)	Infant & pre-school toys, games, arts &
craft
The little engine that could	Universal Studios (U.S. & CAN)	Role play toy, dress up set, infant &
Preschool toy
Manchester United Player	Manchester (Europe, U.S.,	Figurines, 4 players in 3 sizes
Latin America, Japan & SEA)
Real Madrid	Netcam (Worldwide excluding	Figurines
Spain, Portugal & Japan)
Barcelona	Netcam (Worldwide excluding	Figurines
Spain, Portugal, China & Japan)
Juventus	Juventus Merchandising S.r.l and	Figurines
Juventus F.c. S.p. A (Worldwide)
Tractor Tom	Contender (UK, Ireland,	Wooden playset, vehicle, character
Scandinavia)
Playcraft	Wembley Playcraft (U.S.)	Easy Play System
Disney Babies, Princess Collection,	Disney (Peoples’ Republic	Infant & preschool toys
102 Dalmatioans, Bambi, Chip an’Dale, Dumbo, Marie, Simba’s	Of China excluding Taiwan, Hong Kong, Macau)
pride, Snow White, Lion King

McKids & characters	Mc Donalds (North America and UK)	Wood play set, card game, arts & craft

Legend of the Dragon	BKN New media (Worldwide)	Master toy products
Dilbert	United Media (U.S. & CAN)	Disposal tableware & party goods
Raggedy Ann & Andy	United Media (U.S. & CAN)	Disposal tableware & party goods
Peter Rabbit	Frederick Warne (U.S. & CAN)	Disposal tableware & party goods

No particular character property license that resulted in sales in excess of 10% of the Company’s total sales revenues for the year ended December 31, 2004. The loss of any one of the licensed products would not have a material adverse effect on the Company’s operations.

All costs associated with licensing and distribution are expensed in the period incurred and are shown as part of cost of goods sold or general and administrative expense in the Statements of Operations.  The amount shown as cost of goods sold for the years ended December 31, 2004, 2003 and 2002 was $247,430, $166,178 and $1,715,014,

respectively.  The amount shown as part of general and administrative expense for the years ended December 31, 2004, 2003 and 2002 was $56,159, nil and $nil, respectively.

Description of Property:

The Company, through its subsidiaries, occupy the following properties:

The Company’s principal executive offices are located in approximately 16,500 square foot facility located at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong. The lease for the premise is held by an affiliated company and the Company occupies a portion of this space pursuant to a facilities sharing agreement. The facilities sharing agreement expires on September 30, 2005 and the current monthly rent is $27,534. Playwell and its subsidiaries maintain their operations at this location.

Grand US’ main offices are located in a 105,000 square foot facility located at 1710 Route Trans-Canada, Dorval, Quebec, Canada.  The Company uses the facility for offices, showroom, warehousing and distribution. The lease for the premises expires on September 30, 2009. The current monthly rent is $27,275 and is increased each year by a percentage that is equal to 75% of the percentage increase in the consumer price index for the greater Montreal, Canada area.  On June 17, 2004 and August 20, 2004, the Company sub-let 39,208 and 6,580 square feet of this facility in order to maximize facility efficiency and reduce expenses.  The sub-leases end on July 31, 2008 and August 31, 2005, respectively.

The Company believes that its current facilities are satisfactory for its present needs and that its insurance coverage is adequate for the premises.

Seasonality

The Company’s business is seasonal, with a majority of sales occurring during the period from September through December in advance of the holiday season.  Therefore Grand’s annual operating results will depend, in large part, on its sales during the relatively brief holiday season.

Further, this seasonality is increasing as large retailers become more efficient in their control of inventory levels through quick response management techniques.  Retail sales of toy products are seasonal.  These customers are timing reorders so that they are being filled by suppliers closer to the time of purchase by consumers, which to a large extent occurs during September through December, rather than maintaining large on-hand inventories throughout the year to meet consumer demand. While these techniques reduce a retailer's investment in inventory, they increase pressure on suppliers like the Company to fill orders promptly and shift a significant portion of inventory risk and carrying costs to the supplier. The limited inventory carried by retailers may also reduce or delay retail sales. Additionally, the logistics of supplying more and more product within shorter time periods increase the risk that the Company may fail to achieve tight and compressed shipping schedules.

Management of the Company attempts to offset the seasonal nature of the industry by seeking out non-seasonal product lines.  The success of non-seasonal product line, such as Spiderman and Lord of the Rings, has resulted in an appropriate seasonal, non-seasonal inventory concentration for the third and fourth quarters.

Product Liability

The Company maintains product liability coverage for the Company’s operations in the aggregate amount of $15,000,000. The Company’s Canadian subsidiary was defending a lawsuit for an alleged defective product causing personal injury. This suit was settled in February 2005 at no cost to the Company, as described in Note 14 of the Company’s Consolidated Financial Statements included elsewhere herein.

Competition

The industries in which the Company competes are highly competitive.  The Company competes with many larger toy companies in the design and development of new toys, the procurement of licenses and for adequate retail shelf space for its products.  The larger toy companies include Hasbro Inc., Mattel Inc., Playmates Inc. and Bandai Co.  Many of these competitors have greater financial and other resources than us.  The Company also faces competition from retailers who buy directly from the supplier rather than use a distributor like the Company.  The Company remains competitive by offering full service to its customers, including marketing programs and customer service. The toy industry’s highly competitive environment continues to place cost pressures on manufacturers and distributors.  Discretionary spending among potential toy consumers is limited and the toy industry competes for those dollars along with the makers of computers and video games.  Management believes that strong character and product licenses, the Company’s reputation, the competence of its senior management and its operational controls have enabled Grand to compete successfully.

Government Regulation

The Company is subject to the provisions of various laws, including those of Hong Kong, the Federal Government of Canada, the Government of the Province of Quebec, Canada and other Canadian provinces, and the United States Federal Government and various states in the United States.

The Company is subject to the provisions of, among other laws, the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act. Those laws empower the  Consumer  Product  Safety  Commission  (the  "CPSC") to protect  children  from  hazardous  toys and  other  articles.  The CPSC has the authority to exclude from the market articles, that are found to be hazardous. Similar laws exist in Hong Kong and in some states and cities in the United States, Canada and Europe.

Grand US is also subject to the Consumer Packaging and Labeling Act enacted by the Government of Canada, whose legislation prohibits the importation of prepackaged items into Canada, as well as the sale, importation, or advertising in Canada of items, which have misleading information on their label.

In Canada, Grand US is also subject to the Charter of the French Language, which requires that all labeling and instructions appear in the French language, as well as the Upholstery and Stuffed Articles Act, which requires that stuffed articles conform to hygienic norms, and obligates companies to take measures against contamination during transportation and storage.  Similar laws exist in several cities and provinces throughout Canada and in many jurisdictions throughout the world.

The Company maintains a quality control program to ensure compliance with all applicable laws in all jurisdictions in which the Company operates.

Item 5.  Operating and Financial Review and Prospects:

The following should be read in conjunction with the unaudited consolidated financial statements included in this Report on Form 20-F, the Company’s Audited Financial Statements for the fiscal year ended December 31, 2004, which are included as part of this report, the Company’s Registration Statement on Form F-4 which was declared effective by the Securities and Exchange Commission on July 29, 2004 and Playwell’s audited financial statements for the fiscal year ended December 31, 2003, which were included in the Company’s Form F-4.

Overview

On November 14, 2003, Grand US and Centralink entered into a Subscription and Exchange Agreement pursuant to which, among other matters:

•

Grand US undertook a corporate reorganization pursuant to which Grand US and its operating subsidiaries became subsidiaries of the Company, with each issued and outstanding share of Common Stock of Grand US being converted into one ADS,  evidenced by one ADR, representing beneficial ownership of one ordinary share of the Company, and each outstanding option and warrant to purchase the Grand US’s Common Stock was converted into one option or warrant to purchase the Company’s ADSs.

•

The Company acquired from Centralink all of the issued and outstanding capital stock of Playwell in exchange for the issuance to Centralink of 5,000,000 ADSs.  Playwell is a holding company which owns four subsidiaries:  Hong Kong Toy Center Limited, a trading company which manufactures products designed by customers and Playwell branded items; Gatelink Mould Engineering Limited, a manufacturer of moulds for Playwell; Great Wall Alliance Limited, the holder of Playwell trademarks; and Asian World Enterprises Co. Limited, the holder of licenses for Walt Disney Company and Crayola branded products; and

•

Centralink subscribed for 5,000,000 of the Company’s ADSs for cash and other consideration in a total amount of $11,000,000.

For accounting purposes, Playwell is deemed to be the acquirer. Therefore the results of Grand US are only included in the Company’s 2004 financial statements for the period of August 16, 2004 to December 31, 2004 and the 2003 comparative numbers reflect Playwell’s results only.

Net sales include gross revenues, freight charged to customers and FOB commissions, net of allowances and discounts such as defectives, returns, volume rebates, cooperative advertising, cash discounts, customer fines, new store allowance, markdowns, freight and warehouse allowances.

The cost of goods sold for products imported as finished goods includes the cost of the product in the appropriate domestic currency, duty and other taxes, and inbound freight and brokerage charges.  Royalties payable to the Company’s licensor-vendors which are not contingent upon the subsequent sales of the licensor-vendors’ products are included in the price paid for such products

 Major components of selling, general and administrative expenses include: payroll and fringe benefits and advertising expense, which includes the cost of production of television commercials and the cost of air time and royalty expenses.  Royalties include payments by the Company’s subsidiaries to licensors of character properties and to manufacturers of toy products if such payments are contingent upon subsequent sales of the products.  Royalties are usually a percentage of the price at which the product is sold and are payable once a sale is made.

The pricing of the Company’s goods is affected by the price it obtains from its vendors (cost of goods sold) and therefore dictates the selling price the Company can charge its customers. Other factors that influence the Company’s setting of the selling price is the condition of the current market and the nature of the item itself.

From a selling, general and administrative perspective, the pricing will impact selling (commission expense) and general and administrative (advertising expense). In addition, if a lower selling price is set then, the related margin on the product will be reduced and therefore the Company will look to rationalize other expenses, i.e. customer term packages.

Accounts receivable are receivables net of an allowance for doubtful accounts.  The allowance is adjusted periodically to reflect the current status of receivables.  Management believes that current reserves for doubtful accounts are adequate.  Sales of products to retailers and distributors are on an irrevocable basis.  Consistent with industry practices, the Company may make exceptions to this policy on a case-by-case negotiated basis.  Inventory is comprised of finished goods at landed cost.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discuss the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The carrying amount of goodwill, fixed assets and intangibles are also subject to estimates and assumptions. On an on-going basis, the Company’s management evaluates its estimates and judgments, including those related to sales reserve for returns and allowances and inventory obsolescence. The Company’s management bases its estimates and judgments on the customer term agreements, historical experience, retail performance of the products sold and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The Company’s management believes that its critical accounting policies on sales reserves for returns and allowances and inventory obsolescence, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company establishes sales reserves at the time of sale based on the terms indicated in the customer term agreements, historical experience of discounts and returns on related products.  The return of non-defective products occurs infrequently in Canada and the United States, and such returns are usually covered by customer terms agreements, thereby reducing the risk of additional expense. If the defective issue is pervasive to the whole product line, the supplier of the product is responsible for the excess defective claim over the amount allowed per the term agreement. The financial statement line that would be impacted is net sales because these charges offset gross sales.

Inventory obsolescence is reviewed on a monthly basis. The factors considered include current market prices, the demand for and the seasonality of its products. The Company tailors its purchase of inventory to the rate of sell-through at retail of each item. In addition, the Company does not have purchase commitments to its current vendors. For these reasons, the Company’s management believes that the inventory is fairly stated. If circumstances should change (i.e. unexpected shift in market demand, pricing, trends etc.), there could be a material impact on the net realizable value of inventory that would impact the results of the Company. The financial statement line that would be impacted is cost of goods sold.

These risks are not specific to the Company and are considered normal business risks.

Results of Operations

The following table sets forth consolidated operations data as a percentage of net sales for the periods indicated:

	For the Twelve Months Ended December 31,
		2004		2003		2002
	$	%	$	%	$	%
Net sales	$29,464,959	100.00	$39,375,438	100.00	$35,991,464	100.00
Cost of goods sold	21,627,695	73.40	33,538,951	85.18	28,589,377	79.43
Gross profit	7,837,264	26.60	5,836,487	14.82	7,402,087	20.57

Other operating income	(304,842)	(1.03)	(896,023)	(2.28)	(208,327)	(0.58)

Operating costs and
expenses:
General and administrative	5,549,027	18.83	2,141,280	5.44	3,276,273	9.10
Selling and distribution	762,347	2.59	638,498	1.62	983,628	2.73
Depreciation and
amortization	788,400	2.67	398,478	1.01	363,191	1.01
Total operating costs and
expenses	7,099,774	24.09	3,178,256	8.07	4,623,092	12.84

Non-operating expense
(income):
Interest expense	27,773	0.09	23,835	0.06	143,858	0.40
Interest revenue	(42,080)	(0.14)	(5,051)	(0.01)	(4,054)	(0.01)
Total non-operating
(income) expense	(14,307)	(0.05)	18,784	0.05	139,804	0.39

Discontinued operations	-	-	1,239,236	3.15	22,128,051	61.48
Total from discontinued
operations	-	-	1,239,236	3.15	22,128,051	61.48

Earnings before income
taxes	1,056,639	3.59	4,774,706	12.13	24,975,569	69.40

Net earnings applicable
to common
stockholders	$508,548	1.73	$4,261,366	10.82	$24,865,508	69.09

Comparison of the year ended December 31, 2004 to the year ended December 31, 2003

Net earnings:

Net earnings for 2004 were $508,548 as compared to net earnings of $4,261,366 in 2003.  Net earnings for the year ended December 31, 2003, included a gain of $1,239,236 resulting from discontinued operations. Without this gain, the Company would have realized net earnings of $ 3,022,130 for the year ended December 31, 2003.

Gross margins improved significantly from 14.8% to 26.6%, however net earnings from continuing operations decreased by $2,513,582 primarily as a result of increased general and administrative expenses.

Net sales:

Net sales decreased in 2004 by approximately $9,910,479, or by 25.2%, to $29,464,959 from $39,375,438 in 2003. The significant decrease is due primarily to the reduced customer demand for Playwell branded products and OEM sales for Toy Biz product, offset by higher 2004 sales for Canadian distribution and Crayola Dough product sales.

(The amounts in the table below are expressed in thousands)

	2004	2003
OEM products	$16,541	$25,343
Playwell brand products – Plastic toys	3,479	8,679
Playwell brand products – Wooden toys	1,633	3,885
Mould income and other related services	3,617	1,468
Canadian and US distribution, net	4,195	-
Net sales	$29,465	$39,375

The OEM product sales declined due primarily to the end of the lifecycle of various third-party product lines that the Company was servicing.  Playwell branded product sales decreased because of the lack of introduction of the new items in 2004.

The Playwell branded products are divided into plastic and wooden toys.  The Playwell plastic toy sales decreased by 59.9% from approximately $8.7 million in 2003 to approximately $3.5 million in 2004 due to no new Playwell plastic toys introduced during the period.  The Playwell wooden toy sales decreased by 58% from approximately $3.9 million in 2003 to approximately $1.6 million in 2004 due to decreased demand.  The OEM product sales decreased by 34.7% from approximately $25.3 million in 2003 to approximately $16.5 million in 2004 due to the decrease in demand of Toy Biz items; Toy Biz items represent approximately $14.1 million, or 47.9% of the 2004 revenues, and $24.6 million, or 62.6% of the 2003 revenue.  The increase in mould income and other related services resulted from an increase in moulds for Toy Biz and HKTC in 2004, as well as licensing revenue from Disney product sales earned in 2004.

Due to these sales declines, the Company is restructuring its Hong Kong business to focus on the design, development and promotion of various key licensed products and the refreshing of the Playwell brand.  Also, the Company is structuring the Hong Kong operations to develop its agency business for servicing internal companies and third parties.

The 2004 period includes approximately $4.2 million of Canadian and US distribution sales from Grand US from the period August 16, 2004 through December 31, 2004.

Gross profit:

Gross profit for the Company increased in 2004 by $2,000,777 from $5,836,487 to $7,837,264.  As a percentage of sales, gross profit increased from 14.8% in 2003 to 26.6% in 2004.

The increased margin is due to the 2004 product mix. The Company focused its efforts on more profitable sales, which resulted in the greater margin.  For 2004, the Canadian and US distribution sales by Grand US contributed a margin of 30% and the Playwell and OEM business contributed a margin of 26%.

Other operating income:

Other operating income decreased by $591,181 to $304,842 in 2004 from $896,023 in 2003. The decrease is a result of reduced commission income from an affiliated company which represented approximately $0.4 million in 2003.

General and administrative expenses:

General and administrative expenses increased by $3,407,747 to $5,549,027, in 2004, from $2,141,280 in 2003.  The increase was due to the Company’s strategy to build up overhead to transition and manage the planned expansion of the Company through acquisitions. Specifically, the increase resulted from the following: $1.5 million in corporate expenses, consisting primarily of salaries, insurance, professional fees and a $0.2 million write-off of professional costs relating to an abandoned acquisition; $1.1 million in expenses related to the Canadian distribution business, which includes a one-time litigation settlement of $0.3 million; and increased overhead for the expanded Hong Kong operations.

Selling and distribution expenses:

Selling and distribution expenses increased from $638,498 in 2003 to $762,347 in 2004. The increase relates to the additional costs from the Canadian distribution business, which is offset partly by a reduction in the sales volume in the Playwell operations.

Depreciation and Amortization:

Depreciation and amortization increased from $398,478 for the year ended December 31, 2003 to $788,400 for the year ended December 31, 2004.  Approximately $259,794 of the increase is due to amortization of the intangibles acquired in the reorganization.  The balance of the increase relates to additional depreciation from the Playwell assets, the purchase of new tooling for Disney products and the newly acquired assets from the Canadian distribution business.

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002

Net Sales:

The increase in net sales from 2002 to 2003 of $3,383,974 was largely attributable to the introduction of Hulk Hands product in 2003. The product mix for goods sold by Playwell for 2003 and 2002 are as follows:

      (The amounts in the following report are expressed in thousands of dollars)

	2003	2002

Playwell branded products	$12,564	$17,949
OEM products	25,343	16,605
Mould income and other related services	1,468	1,437
	$39,375	$35,991

The Playwell brand products are divided into plastic and wooden toys. Playwell's plastic toy sales decreased by 18.7% from $10.7 million in 2002 to $8.7 million in 2003. The decrease is largely attributable to a reduction in volume of units sold due to no significant new Playwell plastic toys being introduced in the 2002 and 2003 periods. Playwell's wooden toy sales decreased 46.6% from $7.3 million in 2002 to $3.9 million in 2003 due to decreased demand. OEM product sales increased from $16.6 million in 2002 to $25.3 million in 2003 due primarily to the introduction of the Hulk Hands product in 2003, which represents approximately $20.5 million, or 53% of the 2003 revenue. The 2002 period also included revenue of approximately $12.5 million for the Spiderman & Friends product line, which did not recur in 2003.  Mould income, which represents amounts charged to related parties for the design and development of tooling, remained relatively consistent at $1.4 million and $1.5 million for 2002 and 2003, respectively.

Gross profit:

Gross margin decreased from 20.6% in 2002 to 14.8% in 2003, due primarily to the inclusion of the Spiderman & Friends products in 2002. The Spiderman & Friends licensed products represented approximately 35% of 2002 sales and had a high gross margin of approximately 50% without taking into account deduction of the associated royalty expense of $1.7 million, which is included in the cost of sales for 2002. The sales volume of the Spiderman & Friends product line was favorably affected by the theatrical release of Spiderman in 2002, and the decrease in gross margin in 2003 was largely attributable to a change in product mix, primarily from the decreased sales of Spiderman & Friends products

Royalty expense is included in the cost of sales. In 2002, Playwell's royalty expense was $1.7 million, or 4.8% of net sales, and was primarily related to the Spiderman & Friends products. In 2003, the royalty expense decreased by 87% to approximately $0.2 million, or 0.5% of net sales, and was related to sales of Walt Disney, Crayola and Totally Spies products.

Product development costs are also included in the cost of sales. In 2002, the product development costs wereapproximately $1.1 million, or 3.2% of net sales, and was largely attributable to development of the Spiderman & Friends product line. In 2003, product development costs were less than $0.1 million, representing a decrease of 91%, which was due to a decrease in costs associated with the Spiderman & Friends product line.

General and administrative expenses:

General and administrative expenses decreased by $1,134,993 from $3.3 million in 2002 (9.1% of net sales) to approximately $2.1 million in 2003 (5.4% of net sales). The decrease is largely attributable to a decrease in office rental payments resulting from the combining of office and showroom space and the effective implementation of a cost reduction strategy. In addition to the combination of the office and showroom premises in 2003, staff in the engineering and purchasing departments of HKTC were transferred to a sister subsidiary of Playwell. With the implementation of an effective cost reduction strategy, other expenses, such as legal and professional fees, insurance and the operating expenses for the office in France, decreased by approximately $0.2 million from 2002 to 2003.

Selling and distribution expenses:

Selling and distribution expenses decreased by $345,131, from approximately $1.0 million in 2002 (2.7% of net sales) to $0.6 million in 2003 (1.6% of net sales). The decrease is largely attributable to a decrease in the commission paid during 2003 for the Playwell branded products. In addition, the associated shipment charges and cargo expenses for the sales of Hulk items in 2003 were borne by the customer; thus, reducing the operation cost for 2003 as compared with 2002.

Interest expense:

Finance costs decreased by from $0.1 million in 2002 (0.4% of net sales) to less than 0.1% of net sales in 2003. The decrease from 2002 to 2003 is primarily due to the assignment of certain loans to a related company, as the original funds provided by such loans had been used to finance the working capital of that related company in 2001 and 2002.

Income taxes:

Income taxes for 2002 and 2003 consist of income tax and deferred tax as set forth below:

      (The amounts in the following report are expressed in thousands of dollars)

	2003	2002
Income tax	$536.0	$84.4
Deferred tax	(22.7)	25.7
	$513.3	$110.1

 Income (loss) from Discontinued Operations:

In 2003, the Company disposed of its interest in Playwell Industry Ltd. and Toy Biz Worldwide. Income from those subsidiaries while they were part of Playwell decreased by 94% from $22.1 million in 2002 to $1.2 million in 2003. These amounts are reported separately for US GAAP purposes when computing net earnings.

Liquidity and Capital Resources

The Company generally finances its operations through its cash flow from operations and, following the reorganization merger, from the proceeds received from Centralink, its controlling shareholder. The Company’s Canadian subsidiary, Grand Toys Ltd., also finances its operations through borrowings under its line of credit facility with Montcap Financial Inc., and by cash flow from operations.

Grand Toys Ltd. has a line of credit to finance its inventory and accounts receivable for advances of up to $2,911,000 (CA$3,500,000). The receivable line has a discount fee of 2.0% of invoice amount purchased and the inventory line bears interest at Canadian prime plus 7.5%. The line of credit is for a period of one year and is renewed automatically, unless prior notice is given by either party. On October 14, 2004, Grand Toys Ltd. repaid the inventory borrowings in full, in the amount of $674,000.  The Grand Toys Ltd. line of credit is secured by a lien in the principal amount of $3,328,000 (CA$4,000,000) on the assets of Grand Toys Ltd.  There are no debt covenants or cross-default provisions.  As of December 31, 2004, Grand Toys Ltd. had approximately $2,560,000 (December 31, 2003 - $1,120,000) of credit available under this facility, subject to the existence of eligible inventory and accounts receivable.

The Company used $1,109,320 cash for operating activities for the twelve months ended December 31, 2004, while the Company generated $1,016,569 cash from operating activities for the twelve months ended December 31, 2003.  The fluctuation is due primarily to the decrease in net income from continuing operations from 2003 to 2004, as well as an increase in prepaid royalties for new licenses obtained in 2004.

The total cash used for investing activities from continuing operations increased from $428,131 in 2003 to $2,065,091 in 2004.  Additions to equipment and leasehold improvements increased from $449,291 in 2003 to $709,251 in 2004.  Also in 2004, the Company used $979,017 cash for acquisition expenses related to the Grand/Playwell merger that occurred in August 2004.

The Company received $8,700,000 cash consideration from Centralink at the completion of the reorganization merger of Grand US and Playwell acquisition. On the date of the reorganization merger, Grand Toys Ltd had a cash balance of $ 1,270,408.   Acquisition costs relating to the reorganization merger of approximately $2,500,000 were paid out of these proceeds.

The Company used $1,570,198 cash to reduce its bank indebtedness in 2004 and used $2,615,643 cash to reduce its bank indebtedness in 2003.

Accounts receivable at December 31, 2004 were $3,731,759 compared to $1,485,221 at December 31, 2003.  The receivables are mainly due from mass retailers. Inventory at December 31, 2004 increased to $2,022,270 from $65,301 at December 31, 2003.  The levels of accounts receivable and inventory are higher due to the inclusion of the assets from Grand US in 2004 resulting from the reorganization merger with Grand US in August 2004.

Working capital increased from $3,755,542 at December 31, 2003 to $13,036,036 at December 31, 2004.  Net cash used for operating activities from continuing operations was $1,109,320 in 2004 compared to cash provided by operating activities from continuing operations of $1,016,569 in 2003.  Cash for additions to equipment and leasehold improvements was $709,251 in 2004 compared to $449,291 for 2003.

The Company’s accounts receivable level is subject to significant seasonal variations due to the seasonality of sales.  As a result, the Company’s working capital requirements are greatest during its third and fourth quarters.  In addition, to the extent accounts receivable, inventories, guarantees and advance payments increase as a result of growth of the Company’s business, the Company could require additional working capital to fund its operations.

If the funds available to the Company from current cash and cash equivalents are not sufficient to meet the Company’s cash needs, the Company may from time to time seek to raise capital from additional sources, including project-specific financing, additional public or private debt or equity financing.

Based on 2005 forecasts, the current credit facility appears to be sufficient to meet the Company’s financial needs.

The Company believes that in order to achieve its long-term expansion objectives and to enhance its competitive position in the U.S. market, it will need additional financial resources over the next several years.   The precise amount and timing of the Company’s future financing needs cannot be determined at this time and will depend upon a number of factors, including the demand for its products and the management of its working capital.  The Company may not be able to obtain additional financing on acceptable terms or at all.  If the Company is unable to obtain sufficient capital, it could be required to curtail its expansion.

Contractual Obligations

The Company has entered into long-term leases with minimum annual rental payments approximately as follows:

The amounts of the operating lease obligations reflect the lease for the premises and the office equipment.

Contractual Obligations	Within			More than
	1 year	1 – 3 years	4 –5 years	5 years	Total

Operating lease obligations	$622,382	$748,000	$637,000	$-	$2,007,382

Effects of Inflation

The Company does not believe that inflation has had a significant impact on its financial position or results of operations in the past three years.

Recently Issued Accounting Standards

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4.  SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment.  This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25.  This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions.  Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award.  The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models.  If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.  This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.  In accordance with the standard, the Company will adopt SFAS No. 123R effective July 1, 2005.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach.  Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption.  Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required.  Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123.  Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted.  The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested.  The Company has not yet determined which methodology it will adopt but believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in (p) above pursuant to the disclosure requirements of SFAS No. 148.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets –An Amendment of APB Opinion No. 29.  SFAS No. 153 amends APB Opinion No. 29, Accounting for Non-Monetary Transactions. The

amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  The provisions in SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Early application of the SFAS No. 153 is permitted. The provisions of this Statement shall be applied prospectively.  In accordance with the standard, the Company will adopt SFAS No. 153 effective July 1, 2005

Item 6. Directors, Senior Management and Employees

Directors:

Set forth below is the name, age, principal occupation since April 15, 2005 and other information concerning each director.  The information presented with respect to each director nominee has been furnished by that person.

Name	Age	Director Since
Henry Hu	61	August 2004
Elliot L. Bier	55	August 2004
David J. Fremed	44	April 2005
Allen S. Perl	45	April 2005
Douglas Van	48	April 2005

Henry Hai Lin Hu has served as Chairman of the Board and Chief Executive Officer of the Company since August 2004.  He also serves as a director of Cornerstone and Centralink.  From May 2003 until August 2004, he served as an executive director of Cornerstone.  Prior to joining Cornerstone, from 1998 to 2003, Mr. Hu was a principal of Business Plus Consultants Limited, a consulting firm, where he was instrumental in advising numerous Hong Kong manufacturers in strategic planning and business development.  From 1996 to 1998, Mr. Hu served as chairman and chief executive officer of Sinomex Inc., a US/ Mexico- based toy manufacturing company.  Prior to joining Sinomex, from  1993 to 1996, Mr. Hu was chairman and chief executive officer of Nasdaq-listed Zindart Industrial Company Ltd.  Mr. Hu was also a co-founder of Wah Shing Toys International Ltd., which he ran from 1982 to 1991 and which has been subsequently listed on the Singapore Stock Exchange.  Prior to 1982, Mr. Hu was a senior executive and director of several large toy companies, including Mattel HK, Marx Toys HK, and Universal Matchbox.  Mr. Hu is a chartered engineer and corporate member of the Institution of Electrical Engineers.  Mr. Hu graduated from the University of Hong Kong in 1970 with a bachelor of science degree in Mechanical Engineering.

Elliot L. Bier has served as Vice Chairman of the Board of the Company since August 2004 and as Deputy Executive Director of the Company since September 2004.  Since February 2005, Mr. Bier has been a partner in the law firm of Kaufman Laramee in Montreal, Canada.  Kaufman Laramee is the Company’s Canadian legal counsel.  For 25 years prior to joining Kaufman Laramee, Mr. Bier practiced law at the law firm of Adessky Poulin, also in Montreal, most recently as senior partner.  Adessky Poulin was Canadian legal counsel to the Company and, since 1991, Grand US.  Mr. Bier has practiced law for the last 28 years.  From November 16, 2000 until August 16, 2004, Mr. Bier served as Chairman of Grand US, and currently serves as a director of Grand US.  From January 1, 2004 until August 16, 2004, Mr. Bier served as a paid consultant to Cornerstone.  From May 2001 to June 2003, Mr. Bier served as the Chief Operating Officer of Polystar Inc., a Montreal-based plastics company.  Mr. Bier is, or has served as, a director of a number of public, quasi-public, private and charitable companies and or institutions, including Capital Trust Corporation, Mount Sinai Hospital Foundation, Pursuit Financial Management Corporation, JB Oxford Corp. and Federation CJA.  He is currently Chairman and President of Mount Sinai Hospital in Montreal.  Mr. Bier is a graduate of Long Island University where he also received a master’s degree in business administration.  He received his bachelors of civil law and common law from McGill University.

David J. Fremed has served as Executive Vice President and Chief Financial Officer of the Company since August 16, 2004. From February 2004 to August 2004, Mr. Fremed was a consultant to Cornerstone, an affiliate of Grand, serving in the role of its principal financial officer. Prior to being engaged by Cornerstone, Mr. Fremed was the chief financial officer of Atari, Inc., a Nasdaq listed company, from May 2000 to February 2004, where he was responsible for all treasury, budgeting, SEC reporting and compliance functions. In addition, Mr. Fremed was responsible for seeking potential acquisition candidates, negotiating terms of acquisition transactions, and integrating the newly acquired companies into Atari. From 1990 to 2000, Mr. Fremed held various financial positions at Marvel Enterprises, Inc., including serving as its chief financial officer, where he was responsible for arranging both debt and equity financings as well as managing the financial reporting, MIS, tax, and human resource departments.  Mr. Fremed is a certified public accountant and holds a masters of business administration degree from New York University and a bachelor of science degree from Albany State University.

Allen S. Perl is currently the managing partner of Perl, Grossman & Associates, LLP a public accounting firm in Lake Success, New York.  Mr. Perl’s firm specializes in closely held corporations and high net worth individuals. From 1982 to 2002, Mr. Perl practiced accounting at the firm of Kafitin & Negrin, CPAs, most recently as the managing partner.  In addition to his accounting practice, Mr. Perl serves as the President of the Board of Directors of Nassau Suffolk Services for Autism, a 501(c)(3) dealing with children with autism and their families.  Mr. Perl is a certified public accountant with a Bachelor of Science degree in economics from State University of New York at Albany, and graduate work in the field of accounting from Adelphi University.

Douglas Van has, since 1988, operated a venture company and acted in a capacity of advisor, fund raiser, project financing, asset management and investor for projects and ventures ranging from real estate in the United States and China to manufacturing projects in China across different industries.   Until 1988, Mr Van worked for Exxon Chemicals in Hong Kong and the United States in various disciplines ranging from Sales and Marketing, Plant operations and Research and Development.  Mr. Van attended Wah Yan College in Hong Kong before attending McGill University in Montreal, Canada, where he received a Bachelor of Science in Chemical Engineering.  Mr. Van also has an Masters of Business Administration degree from University of Michigan, Ann Arbor.

There are no family relationships among any of our directors and executive officers.

Executive Officers

Our executive officers are:

Name	Age	Title

Henry Hai Lin Hu	61	Chief Executive officer and Chairman of the Board
Elliot L. Bier	55	Deputy Chief Executive Officer
David J. Fremed	44	Executive Vice President and Chief Financial Officer
Tania M. Clarke	37	Vice President of Finance and Chief Financial Officer of Grand US
Willie Wong	44	President of Grand Hong Kong operations

Tania M. Clarke has served as the Vice President of Finance of the Company and Chief Financial officer of Grand US since August 16, 2004.  Prior to that she was the Executive Vice President and chief financial officer of Grand US since December 4, 2000. Ms. Clarke is responsible for Grand US' public company reporting, regulatory requirements, audit, finance, legal, banking, and human resources management. She has been employed by Grand US and its subsidiaries in various other financial capacities since May 3, 1993, including the positions of assistant-

controller and controller prior to accepting the position of executive vice-president and chief financial officer at Grand US. Before her employment with Grand US, Ms. Clarke was employed by KPMG LLP as an external auditor for 3 years. Ms. Clarke is a Canadian chartered accountant and a U.S. certified public accountant. Ms. Clarke graduated from Concordia University in Montreal, Canada, with a bachelor of accounting degree and a graduate certificate in accounting

Willie Wong has served as the President of Grand’s Hong Kong operations since September 2004. Prior to that he spent six years as Executive Director of the Asia fund management arm of a large U.S. financial services institution where he was responsible for managing and monitoring private equity funds and was actively involved in strategic planning, fund raising (debt and equity), restructuring, streamlining operations and integrating the businesses of the portfolio companies. Prior to this engagement, Mr. Wong was with Coopers & Lybrand, a predecessor of PriceWaterhouseCoopers, working in Los Angeles, New York and Hong Kong.  During his tenure at Coopers, Mr. Wong provided advisory services to multinational companies in the areas of mergers and acquisitions, post-merger integration, restructuring and corporate finance.   Mr. Wong is a U.S. Certified Public Accountant.

Director Compensation

All directors of the Company receive an annual director fee of $25,000 and quarterly grants of options to purchase 1,250 ADSs, or 5,000 options per year, at an exercise price equal to the market price of the ADSs on the date of grant.  In addition, non-employee directors receive additional quarterly grants of options to purchase 6,250 ADSs, or 25,000 options per year, at an exercise price equal to the market price of the ADSs on the date of grant. Except for the foregoing, directors receive no other compensation for serving as a director.

Employees

As of December 31, 2004, the Company employed 49 full-time persons, including four executive officers, none of whom are represented by a union.  Of the total employees, 29 are located in Hong Kong and 20 are located in Canada.  None of the Company's employees are subject to a collective bargaining agreement and the Company has never experienced a work stoppage. Grand's management believes that its employee relations are satisfactory.

Our management regards the following persons, although not executive officers, as key employees:

Grand US

Robert Herbst has been the Vice-President of Operations of Grand US since May 2001. Prior thereto, Mr. Herbst worked at Grand Canada in various capacities for 30 years.

Jason Mars has been the Vice President of Sales and Merchandising of Grand US since January 1, 2003.  Prior thereto, Mr. Mars worked at the Company in various capacities for 8 years.

Compensation

The aggregate direct compensation paid or accrued on behalf of all directors and executive directors as a group during 2004 was $764,270. This amount includes directors’ fees and expenses for non-employee directors of $249,142.  This amount does not include expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and directors and other fringe benefits commonly reimbursed.  None of the non-employee directors have agreements with the Company that provide for benefits upon termination of service.

The Company has adopted a number of stock option programs in the past covering ADSs.  In 2004 the Company’s executive officers were granted options to purchase an aggregate of 1,096,875 ADSs, at an average exercise price of $2.51 per share or ADR and an average expiration date in 2014.

As of December 31, 2004, options for an aggregate of 1,910,694 shares, with an average exercise price of $2.28 per share, are outstanding under the Company’s stock option programs, with options for an aggregate of approximately 1,649,848 shares available for future grant.  For further information regarding the Company’s outstanding options, see Note 8 to the Notes to Consolidated Financial Statements.

Share Ownership

As of June 29, 2005, all the directors and executive officers as a group beneficially held 440,781 ADS (approximately 2.32% of the Company’s outstanding ADSs).  A director and executive officer, Mr. Bier, owned 1.56% of the Company’s outstanding ADS as of June 29,2005.  No other  director or executive officer owns more than one percent of the Company’s outstanding ADS as of June 29, 2005.  In consideration for serving as a director, each of Messrs. Bier and Hu were automatically granted total options to purchase 18,750 ADSs and 3,125 ADSs, respectively, on each of September 30, and December 31, 2004 and March 31, 2005 pursuant to the Grand Toys International 2004 Stock Option Plan.  The options are exercisable at a price of $2.35, $2.65 and $2.50 per ADS respectively, and have a term of ten years from the date of grant.  Each of Messrs. Bier, Fremed, Clarke and Wong have been granted options to purchase 400,000, 300,000, 50,000, and 300,000 ADSs, respectively.  The terms of their respective option grants are described under the caption “Major Shareholders and Related Party Transactions” appearing elsewhere in this Report.

Board Practices and Procedures

The Company’s board of directors is currently comprised of 5 persons, of which two, Messrs. Perl and Van have been determined to be independent within the meaning of applicable Nasdaq regulations.  The Company’s Board is not comprised of a majority of independent directors as  required by Nasdaq Marketplace Rule 4350(c)(i) because it is exempt from  the requirement by virtue of the fact that it is a “controlled company” within the meaning of Nasdaq Marketplace Rule 5350 (c)(5) as a result of Mr. Hsieh’s beneficial ownership of more than 50% of the Company’s ordinary shares.  All directors are entitled to review and retain copies of the Company’s documentation and examine the Company’s assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at the expense of the Company (subject to approval by the Board or by court).

The Company’s Board members are elected for terms of one year. The Company believes that shareholders should have the opportunity to elect or re-elect all directors at each annual general meeting and that annual election of directors is an effective way to maintain and enhance the accountability of the Board

Board Meetings

Meetings of the board of directors are held throughout the year, with additional special meetings scheduled when required. The Board held 3 meetings in 2004 and acted by unanimous written consent on seven occasions.

Executive Sessions of the Board

The independent members of the Board met in executive session (without management or non independent directors’ participation) one time during 2004. They will continue to meet in executive session on a regular basis.

Home Country Practice

The Company is in compliance with corporate governance standards as currently applicable to the Company under Hong Kong, U.S., SEC and Nasdaq laws and regulations. As further described below, the Company has adopted an audit committee charter formalizing its procedures and duties, each pursuant to applicable laws and regulations.

Communications with the Board

Any holder of ADSs who desires to communicate directly with the Board may do so by mail addressed to any individual director, a group of directors, the Board or any Committee by either name or title at c/o Grand Toys International Limited, Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

Committees of the Board

Audit Committee

The Board has a standing Audit Committee that is chaired by Mr. Perl.  The committee currently includes Mr. Van.  A third member will be appointed prior to the next annual general meeting of the Company’s shareholders. The Board determined that Mr. Perl qualified as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K of the Exchange Act.

The Audit Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to (i) the annual financial statements of the Company; (ii) the system of internal accounting and financial controls; (iii) the compliance by the Company with legal and regulatory requirements; and (iv) the internal and external audit process.  The Audit Committee oversees the performance of independent accountants and internal auditors, monitors the financial reporting process and makes reports and recommendations to the Board.  In connection with the exercise of its duties, the Audit Committee has the authority to engage independent accountants for special audits, review and other procedures and to retain special counsel and other experts or consultants.  The Audit Committee also conducts an annual review of its charter and responsibilities.

Compensation Committee

The Board had a Compensation Committee that was comprised of its independent directors.  The Board terminated the charter of the Compensation Committee at a meeting held on 21st April, 2005, after determining that, by virtue of Mr. Hsieh’s beneficial ownership of more than 50% of the Company’s outstanding ordinary shares, it is a “Controlled Company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5), and therefore, it was exempt from the requirement of Nasdaq Marketplace Rule 4350 (c) (3) requiring  the committee.  Instead, the Company relies on the Board as a whole for review of all senior executive compensation packages and the Company’s independent directors will participate in regularly scheduled executive sessions.

Corporate Governance and Nominating Committee

The Board had a Corporate Governance and Nominating Committee that was comprised of its independent directors.  The Board terminated the charter of the Corporate Governance and Nominating Committee at a meeting held on March 23, 2005, ordinary shares , it  is a “Controlled Company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5), and therefore exempt from the requirement of Nasdaq Marketplace Rule 4350 (c)(4) requiring  the committee.  Instead, the Company will rely on applicable Hong Kong law regarding the nomination of directors.  During the fiscal year ended December 31, 2004, the Corporate Governance and Nominating Committee did not hold any meetings.

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

As of June 29, 2005, Mr. Jeff Hsieh beneficially owned 10,976,362 Grand ADSs (approximately 57.68% of the Company’s outstanding ADSs) and 2,000,000 Preference Shares which are convertible into 2,804,600 Grand ADSs (approximately 14.74% of the Company’s outstanding ADSs.  All of the ADSs beneficially owned by Mr. Hsieh were acquired by Centralink on August 16, 2004 and all of the Preference Shares beneficially owned by Mr. Hsieh were acquired by Centralink on March 1, 2005.  To the best knowledge of the Company, as of June 29, 2005, no other shareholder beneficially owns 5% or more of the Company’s ordinary shares.

The provisions of the Preference Shares contain provisions protective to Centralink, including prohibitions on the Company issuing additional preference shares with rights equal or senior to the Series A Preference Shares without the prior consent of Centralink.

Related Party Transactions

By virtue of Centralink’s ownership of the Company’s ADSs and PreferenceShares, Mr. Hsieh has the ability to control the outcome of all matters requiring shareholder approval, including, the election and removal of Grand HK's entire board of directors, any merger, consolidation or sale of all or substantially all of Grand HK's assets, and the ability to control Grand HK's management and affairs.

The Company also has business transactions with entities owned or controlled by Mr. Hsieh. The terms of these transactions are as favorable to the Company as could be obtained with unrelated third parties. Mr. Hsieh’s relationship to these entities is as follows:

Name of related party	Relationship

Cornerstone Overseas Investments, Limited	Majority shareholder/Director
Playwell Toy (China) Ltd.	Majority shareholder/Director
Sunny Smile International Ltd.	Majority shareholder/Director
Toy Biz Worldwide Limited	Majority shareholder/Director
Playwell Industry Limited	Majority shareholder/Director
Dongguan Bailiwei Plaything Co. Ltd.	Majority shareholder/Director
Brand Management Ltd.	Majority shareholder/Director
Guangzhou Playwell Trading Co. Ltd.	Director
Hua Yang Printing Holdings Co. Ltd.	Majority shareholder/Director
China Retail Management	Majority shareholder/Director
Great Asian Development Inc.	Majority shareholder/Director
Long Sure Industries Ltd.	Director
Dongguan Playwell Products Co. Ltd.	Majority shareholder/Director

Zhejiang Playwell Toy Co Ltd.	Majority shareholder/Director
Playwell Industry Ltd.	Majority shareholder/Director
Centralink Investments Limited	Majority shareholder/Director
Hong Kong Toy USA	Majority shareholder/Director

The related party balances and transactions were as follows:

Name of related party	December 31, 2004	December 31, 2003
a) Amount due from related party:
Cornerstone Overseas Investments, Limited	1,293,273	643,988
Playwell Toy (China) Ltd.	1,005,687	-
Sunny Smile International Ltd.	997,917	87,440
Toy Biz Worldwide Limited	551,934	$ 1,931,935
Playwell Industry Limited	497,398	257,599
Dongguan Bailiwei Plaything Co. Ltd.	351,293	2,549,495
Brand Management Ltd.	164,438	-
Guangzhou Playwell Trading Co. Ltd.	155,238	-
New Adventures Corporation	31,945	-
Hua Yang Printing Holdings Co. Ltd.	3,776	-
China Retail Management	3,570	-
Great Asian Development Inc.	1,271	1,275
Long Sure Industries Ltd.	1,042	-
Dongguan Playwell Products Co. Ltd.	156	-
Total due from related party	$ 5,058,938	$ 5,471,732

b) Amount due to related party:
Zhejiang Playwell Toy Co Ltd.	1,008,705	$330,090
Playwell Industry Ltd.	380,928	2,619,340
Centralink Investments Limited	304,765	-
Directors/Shareholders	155,911	461,165
Toy Biz Worldwide Ltd	147,341	-

Hong Kong Toy USA	115,289	-
Grand Toys Ltd.	4,896	-
Total due to related party	$ 2,117,835	$ 3,410,595

The amounts are unsecured, interest-free and have no fixed term of repayment or with normal trading terms for the trading balances.

Playwell International	For the years ended December 31,
Limited	2004	2003	2002

Sales
Toy Biz Worldwide Ltd.	$ 12,562,418	$ 20,422,681	$ 459,823
Dongguan Bailiwei Plaything Co Ltd.	198,116	2,341,868	1,505,583
Toy Biz International Ltd.	-	-	52,092
Hong Kong Toy Center USA	-	-	5,219,844
Long Sure Industries Limited	-	-	80,727
	12,760,534	22,764,549	7,318,069
Purchases
Playwell Industry Ltd.	12,661,125	26,553,005	18,296,965
Zhejiang Playwell Toy Co., Ltd.	3,962,882	5,319,659	4,318,190
Dongguan Playwell Products Co Ltd.	23,409	-	-
	16,647,416	31,872,664	22,615,155

Mould income
Toy Biz Worldwide Ltd.	1,711,807	1,088,409	625,703
Playwell Industry Ltd.	494,491	31,322	447,062
Long Sure Industries Limited	-	-	6,795
	2,206,298	1,119,731	1,079,560
Commission income
Playwell Industry Ltd.	115,182	684,690	-
	115,182	684,690	-
Royalty income
Guangzhou Playwell Trading Co. Ltd.	155,074	51,883	-
	155,074	51,883	-
Purchase of assets/mould
Playwell Industry Ltd.	-	-	362,948

	-	-	362,948
Other income
Toy Biz Worldwide Ltd.	145,292	127,288	40,707
New Adventures Corporation	40,658	-	-
Playwell Industry Ltd.	1,746	-	4,308
	187,696	127,288	45,015
Other expenses
Playwell Industry Ltd.	60,227	30,771	374,263
Sunny Smile international Limited	-	-	92,121
	60,227	30,771	466,384

	August 16, 2004 to	For the years ended December 31,
Grand US	December 31, 2004	2003	2002

Purchases
Toy Biz International Ltd.	$ 575,666	$ N/A	$ N/A
Toy Biz Worldwide Ltd.	416,653	N/A	N/A
	992,319	N/A	N/A
Commissions
Toy Biz International Ltd.	12,071	N/A	N/A
Toy Biz Worldwide Ltd.	15,618	N/A	N/A
	27,689	N/A	N/A
Other income
New Adventures Corporation	16,125	N/A	N/A
	16,125	N/A	N/A

In connection with the Company’s acquisition of the assets of IPI and to provide ongoing working capital for IPI’s business, pursuant to a Subscription Agreement, dated 28th February, 2005, by and between the Company and Centralink, the Company issued and sold to Centralink the Exchangeable Note in the principal amount of $7,675,000 for which the Company received cash proceeds of $7,400,000.   The Exchangeable Note was sold at a $275,000 discount in order to compensate Mr. Hsieh for providing IPI with the option to require Mr. Hsieh to purchase, after the first anniversary of the closing of the acquisition, the Company ADSs received by IPI as partial consideration for its assets.  The Exchangeable Note was subsequently exchanged for 2,000,000 of the Company’s Preference Shares.   The Preference Shares are convertible into 2,804,600 Ordinary Shares which will be represented by an equivalent number of the Company’s ADSs.

The Company’s principal executive offices at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong are subject to a facilities sharing agreement whereby the Company shares space with three companies controlled by Mr. Jeff Hsieh

Mr. Bier, a Director and Deputy Chief Executive officer of the Company, is a senior partner at Kaufman Laramee, which performs legal services for the Company in Canada.  During the fiscal year ended December 31, 2004, the Company paid Kaufman Laramee an aggregate of $ nil for legal fees and related disbursements.

Henry Hai Lin Hu is party to an amended and restated employment agreement with the Company.  Under Mr. Hu's employment agreement, Mr. Hu is employed as the chairman of the board and chief executive officer of the Company. Mr. Hu's employment agreement with Grand HK entitles him to receive an initial annual base salary of $250,000, which increased to $350,000 per annum on October 1, 2004 and to $450,000 per annum of January 1, 2005. Mr. Hu shall be awarded incentive compensation at the discretion of the Company’s board of directors. Mr. Hu is also eligible to participate in the fringe benefit plans and arrangements of the Company made available to similarly situated senior executives of the Company and its subsidiaries. In addition, Mr. Hu's employment agreement provides that Mr. Hu may serve as a consultant for Cornerstone under a separate agreement.

Mr. Hu's employment agreement provides for a term of employment extending until the Company’s 2007 annual general meeting of shareholders. However, the agreement will terminate upon Mr. Hu's death or disability and may be terminated at any time by the Company with or without cause. In the event Mr. Hu's employment is terminated by the Company without cause and not due to his death or disability, Mr. Hu will continue to receive his base salary and benefits until the earlier to occur of the scheduled expiration of the term of his employment agreement or one year after the date of termination of his employment.

Mr. Hu's employment agreement also provides that, during its term and for one year following the termination of Mr. Hu's employment, Mr. Hu may not become associated with competitive entities that are actively engaged in the Company's business, solicit the business of any company that was a customer or client of the Company within the one year period prior to the date of Mr. Hu's termination of employment, or solicit any person that is or was an employee of the Company on the date of Mr. Hu's termination of employment. The employment agreement contains provisions requiring Mr. Hu to maintain the confidentiality of proprietary information of the Company and other companies in the Company’s group of companies.

Elliot L. Bier is party to an amended and restated consulting agreement with the Company. Under Mr. Bier's consulting agreement, Mr. Bier serves as a director and deputy chief executive officer of the Company and as the vice-chairman of the board. Mr. Bier's consulting agreement with the Company entitles him to receive an annual consulting fee of $300,000 and annual guaranteed bonuses and he is eligible to receive performance bonuses based upon transactions successfully completed by the Company. Mr. Bier has been granted options to purchase 300,000 of the Company’s ADSs at an exercise price of $2.95 per ADS. The options will vest as to 100,000 ADSs on each of the first two anniversaries of the effective date of his consultancy and as to the last 100,000 Grand HK ADSs on the last day of the initial term of Mr. Bier's consulting agreement. However, if there is a change of control of the Company and Mr. Bier's employment is terminated for any reason other than for cause or his employment is terminated at any other time and such termination is not made by Mr. Bier voluntarily or by the Company for cause, or by reason of Mr. Bier's death or disability, all of the options will immediately vest. Mr. Bier is also eligible to participate in the various retirement, welfare and fringe benefit plans, programs and arrangements of the Company afforded to similarly situated senior executives of the Company and its subsidiaries, in accordance with the terms of such plans, programs and arrangements.

The agreement provides for a term of consultancy until the Company’s 2007 annual general meeting of shareholders. However, the agreement will terminate upon Mr. Bier's death or disability and may be terminated at any time by the Company with or without cause.  In the event Mr. Bier is terminated by the Company without cause and not due to his death or disability, Mr. Bier will continue to receive his consulting fee plus benefits until the earlier to occur of the scheduled expiration of the term of the agreement or the first anniversary of the termination of his employment. Mr. Bier shall also be entitled to any transaction bonuses accrued during this period.

Mr. Bier's employment agreement also provides that, during its term and for one year following the termination of Mr. Bier's employment, unless Mr. Bier's termination is not for cause and except in connection with the practice of law, Mr. Bier may not become associated with competitive entities that are actively engaged in the Company 's business, solicit the business of any company that was a customer or client of the Company or its affiliates during the six-month period prior to Mr. Bier's termination date, or solicit any person that was a management or sales employee of the Company or its affiliates during the six-month period prior to Mr. Bier's termination date. The consulting agreement contains provisions requiring Mr. Bier to maintain the confidentiality of proprietary information of the Company and its affiliates.

In connection with an amendment to Mr. Bier’s consulting agreement, he was granted options to purchase an additional 100,000 ADSs at a price of $2.20 per ADS, which represented the last sale price of the ADSs on Nasdaq on 31st August, 2004.  All such options immediately vested and are exercisable.

David J. Fremed is party to an employment agreement with the Company. Under Mr. Fremed's employment agreement, Mr. Fremed is employed as executive vice president and chief financial officer of the Company. Mr. Fremed's employment agreement with the Company entitles him to receive an annual base salary of $330,000 and a guaranteed bonus each year for the first three years of his employment, which will be equal to 40% of the base salary he would have received for that year. Mr. Fremed has been granted options to purchase 300,000 of the Company’s ADSs at a price of $2.50 per ADS equivalent to the closing market price of the Company’s ADSs on the last trading day prior to the date of the grant. The options will vest as to 100,000 ADSs on each of the first three anniversaries of the effective date of his employment unless there is an earlier change of control of the Company and Mr. Fremed ceases to act in the capacity of Chief Financial Officer of the Company, other than due to a termination for cause, then all of these options shall immediately vest. Mr. Fremed is also eligible to participate in the fringe benefit plans and arrangements of the Company made available to similarly situated senior executives of the Company and its subsidiaries with a certain guaranteed minimum level of benefits prior to establishment of benefit plans available to U.S. employees.

The agreement provides for a term of employment until Grand HK's 2007 annual general meeting of shareholders. However, the agreement will terminate upon Mr. Fremed's death or disability and may be terminated at any time by the Company with or without cause. In the event Mr. Fremed's employment is terminated by the Company without cause and not due to his death or disability, Mr. Fremed will continue to receive his base salary and guaranteed bonus until the earlier to occur of the scheduled expiration of the term of his employment agreement or six months after the date of termination of his employment and his options shall continue to vest during this period as if his employment was not terminated.

Mr. Fremed's employment agreement also provides that, during its term and for two years following the termination of Mr. Fremed's employment, Mr. Fremed may not become associated with competitive entities that are actively engaged in the Company 's business, solicit the business of any company that was a customer or client of the Company or its affiliates, or solicit any person that is or was an employee of the Company during the six-month period prior to the solicitation. The employment agreement contains provisions requiring Mr. Fremed to maintain the confidentiality of proprietary information of the Company and other companies in the Company’s group of companies.

Tania M. Clarke is party to an employment agreement with the Company. Under Ms. Clarke's employment agreement, Ms. Clarke is employed as vice president of finance of the Company and vice president and chief financial officer of Grand US.  Ms. Clarke's employment agreement with the Company entitles her to receive an annual salary of not less than $170,000 and annual performance bonuses of 20%-25% of her base salary she would have received for that year, based on the achievement of certain milestones and approval by the Company’s compensation committee. Ms. Clarke has been granted options to purchase 50,000 of the Company’s ADSs at a price of $2.50 per ADSs equivalent to the closing market price of ADSs on the last trading day prior to the date of grant. The options will vest as to one-third of the shares on each of the first three anniversaries of the effective date of her employment agreement, unless there is a change in control of the Company and Ms. Clarke's employment is terminated for any reason other than for cause, then all of the options shall immediately vest. Ms. Clarke is also eligible to participate in the various retirement, welfare and fringe benefit plans, programs and arrangements available to similarly situated senior executives of companies of the Company and its subsidiaries in accordance with the terms of such plans, programs and arrangements with a certain guaranteed minimum level of medical benefits.

The agreement provides for a term of employment until the third anniversary of the Company’s acquisition of Playwell. However, the agreement will terminate upon Ms. Clarke's death or disability and may be terminated at any time by the Company with or without cause. In the event Ms. Clarke is terminated by the Company without cause and not due to her death or disability, Ms. Clarke will continue to receive her base salary and bonuses until the earlier to occur of the scheduled expiration of the term of her employment or the first anniversary of the termination of her employment and all of her options shall vest immediately on the date of her termination.

Ms. Clarke's employment agreement also provides that, during its term and for one year following the termination of Ms. Clarke's employment, Ms. Clarke may not become associated with competitive entities that are actively engaged in the Company 's business, solicit the business of any company that was a customer or client of the Company or its affiliates or solicit any person that is or was an employee of the Company or its affiliates during the six-month period prior to such solicitation. The employment agreement contains provisions requiring Ms. Clarke to maintain the confidentiality of certain proprietary information of the Company and its affiliates.

Willie Wong is party to an employment agreement with the Company. Under Mr. Wong's employment agreement, Mr. Wong is employed as President – Hong Kong/China Division of the Company.  Mr. Wong's employment agreement with the Company entitles him to receive an annual salary of $280,000 and guaranteed annual bonuses of $140,000 on the first anniversary of the agreement and 40% of the base salary he would have received for such year.   Mr. Wong has been granted options to purchase 300,000 of the Company’s ADSs at a price of $2.18 per ADS. The options will vest as to 100,000 ADSs on each of the first three anniversaries of the effective date of his employment unless there is an earlier change of control of the Company and Mr. Wong ceases to act in the capacity of President – Hong Kong/China Division of the Company, other than due to a termination for cause, then all of these options shall immediately vest.  Mr. Wong is also eligible to participate in the various retirement, welfare and fringe benefit plans, programs and arrangements available to similarly situated senior executives of companies of the Company and its subsidiaries in accordance with the terms of such plans, programs and arrangements with a certain guaranteed minimum level of medical benefits.

The agreement provides for a term of three years commencing on September 8, 2004, with automatic 1-year renewals unless the Company notifies Mr. Wong otherwise. However, the agreement will terminate upon Mr. Wong's death or disability and may be terminated at any time by the Company with or without cause. In the event Mr. Wong is terminated by the Company without cause and not due to his death or disability, Mr. Wong will continue to receive his base salary and bonuses until the earlier to occur of the scheduled expiration of the term of his employment or the six-month anniversary of the termination of his employment.

Mr. Wong's employment agreement also provides that, during its term and for one year following the termination of Mr. Wong's employment, Mr. Wong may not become associated with competitive entities that are actively engaged in the Company 's business, solicit the business of any company that was a customer or client of the Company or its affiliates or solicit any person that is or was an employee of the Company or its affiliates during the six-month period prior to such solicitation. The employment agreement contains provisions requiring Mr. Wong to maintain the confidentiality of certain proprietary information of the Company and its affiliates.

At a meeting of the directors held on 13th August, 2004, the Board authorized the payment to each director of an annual director’s fee of $25,000, payable quarterly in advance on the first day of each of January, April, July and October.  In addition, each director who is an employee of the Company automatically receives quarterly grants of options to purchase 1,250 ADSs at an exercise price equal to the average trading price of ADSs on the date of grant; and each director who is not an employee of the Company receives quarterly grants of options to purchase 6,250 ADSs at an exercise price equal to the average trading price of ADSs on the date of grant.  The option grants were retroactive to 13th August, 2004 and were approved by the Company’s members at its Annual General Meeting on April 15, 2005

Item 8A. Financial Statements:

The consolidated financial statements of the Company, including the notes thereto, together with the report of independent certified public accountants thereon, are presented beginning at page F-1.

Selected Quarterly Financial Data:

For the fiscal year 2005: (figures in ‘000)

March 31	June 30	September 30	December 31

Net sales	$6,849	$	N/A	$	N/A	$	N/A
Gross profit	2,290		N/A		N/A		N/A
Net (loss) earnings applicable to
common stockholders	(2,541)		N/A		N/A		N/A
Earnings(loss) per share:
Basic	$(0.16)	$	N/A	$	N/A	$	N/A
Diluted	N/A		N/A		N/A		N/A

For the fiscal year 2004: (figures in ‘000)

	March 31	June 30	September 30	December 31

Net sales	$6,631	$8,158	$7,916	$6,760
Gross profit	1,578	2,443	2,363	1,453
Net earnings(loss) applicable to
common stockholders	842	1,354	638	(2,326)
Earnings(loss) per share:
Basic	$0.08	$0.13	$0.05	$(0.15)
Diluted	N/A	N/A	0.05	(0.15)

For the fiscal year 2003: (figures in ‘000)

	March 31	June 30	September 30	December 31

Net sales	$4,958	$12,705	$14,611	$7,101
Gross profit	1,182	1,326	1,873	1,456
Earnings from
continuing operations	372	713	1,092	845
Discontinued operations	1,125	113	-	1
Net earnings applicable to
common stockholders	1,497	826	1,092	846

Earnings per share:
Continuing operations
Basic	$0.04	$0.07	$0.11	$0.08
Diluted	N/A	N/A	N/A	N/A
Discontinued operations
Basic	0.11	0.01	-	-
Diluted	N/A	N/A	N/A	N/A
Earnings per share to shareholders
Basic	0.15	0.08	0.11	0.08
Diluted	N/A	N/A	N/A	N/A

Legal Proceedings

Grand Toys Ltd., a Canadian subsidiary of Grand US, was named in two lawsuits by former sales agents, dated June 12, 2000 and April 15, 2004.  In January 2005, the Company settled the latter claim for $291,181.  The settlement was recorded in the December 31, 2004 results.  In the opinion of management, it is difficult to ascertain or estimate the value of a settlement if any of the remaining claim.

On May 21, 2003, Grand US was named in a lawsuit for an alleged defective product causing personal injury.  Grand US was acting as an agent for the vendor of the alleged defective product.  This case was settled in February 2005 and the settlement is covered by insurance.

The Company believes that the ultimate resolution of the claim will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

Item 9. The Offer and Listing

The Company’s ADRs have, since August 16, 2004, traded on the NASDAQ Small Cap Stock Market (NASDAQ) under the symbol “GRIN”.  The Bank of New York serves as Depositary for the ADSs.  Each ADS represents beneficial ownership of one ordinary share. The following table sets forth the range of high and low closing representative bid prices for the Company’s ADSs from August 16, 2004 through December 31, 2004 as reported by NASDAQ.  The figures in U.S. Dollars represent prices between dealers, do not include retail mark-ups, markdowns or commissions and may not represent actual transactions. Each ADS represents beneficial ownership of one ordinary share.

Quarterly:

ADS	Representative Bid Prices
	High ($)	Low ($)

2004
Third Quarter	2.85	1.60
Fourth Quarter	3.48	1.99
2005
First quarter	3.30	2.48
Second quarter	3.16	1.77

Monthly:

ADS	Representative Bid Prices
	High ($)	Low ($)

2004
July	2.85	1.96
August	2.68	1.60
September	2.41	2.03
October	2.50	1.99
November	3.48	2.15
December	3.10	2.55
2005
January	3.30	2.31
February	3.16	2.50
March	3.27	2.48
April	3.16	2.15
May	2.80	1.77
June	2.42	1.80

On June 29, 2005, the last reported sales price for the Company’s ADSs on the Nasdaq SmallCap Market was $1.90 per share.

The Company has not paid and has no current plans to pay dividends on its Common Stock.  The Company intends to retain earnings, if any, for use in its business.  Any dividends for Common Stock that may be declared in the future will be determined by the Board of Directors based upon the Company’s financial condition, results of operation, market conditions and other factors that the Board deems relevant.

Item 10. Additional Information

Memorandum and articles of association

Register

Grand’s registration number at the Hong Kong Companies Registry is 866120.

Powers and Purposes

Under the Companies Ordinance (Ch. 32 of the Laws of Hong Kong) (the “Companies Ordinance”), Grand is not obliged to state, and has not stated, in its articles of association the objects for which it has been incorporated or its ancillary powers.

Directors’ Powers

Under Grand’s articles of association:

•

a director shall not vote at any directors’ meeting in respect of any contract or proposed contract (being a contract of significance in relation to Grand’s business) or arrangement with Grand in which he or she is, directly or indirectly, interested.  If such director does so vote, his or her vote shall not be counted.  In addition, he or she shall not be counted in the quorum present at the meeting.  Such prohibitions do not apply to (1) arrangements for giving security or indemnity to any director in respect of money lent by him or her to, or obligations undertaken by him or her for the benefit of, Grand, (2) arrangements for the giving by Grand of any security to a third party in respect of a debt or obligation of Grand for which a director has assumed responsibility in whole or in part under a guarantee or indemnity or by deposit of a security, (3) any contract by a director to subscribe for or underwrite shares or debentures, and (4) any contract or arrangement with any other company in which he or she is interested only as an officer or Grand or as holder of shares or other securities;

•

a director shall not vote at any directors’ meeting on his or her own appointment to hold any office or place of profit under Grand or the arrangement of the terms of such appointment, but he or she may be counted in the quorum present at any such meeting and may vote on the appointment of any other director to hold any such office or place of profit and the arrangement of the terms thereof;

•

the directors of Grand may exercise all the powers of Grand to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and, subject to Section 57B of the Companies Ordinance, convertible debentures and convertible debenture stock, and other securities whether outright or as security for any debt, liability or obligation of Grand or of any third party.  Such powers may be varied by means of amendment of the relevant provisions in Grand’s articles of association;

•

there are no age limit requirements as to retirement or non-retirement of directors; and

•

the shareholding qualification for directors may be fixed by Grand at a general meeting, and unless and until so fixed no qualification is required.  No such qualification has been fixed.

Description of Grand’s Capital Stock

The articles of association of Grand and the Companies Ordinance govern the rights, preferences and restrictions of each class of shares in the capital of Grand.  The following discussion is a summary of the rights, preferences and restrictions attaching to the classes of shares currently in issue.

General

Authorized Share Capital

The authorized share capital of Grand is HK$100,000,000 divided into 100,000,000 shares of HK$1.00 each.  Grand has the power to increase to increase or reduce the authorized share capital and to issue any part of its capital, original or increased, with or without preference, priority or special privileges, or subject to postponement of rights or to any conditions or restrictions and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to such power.

Issue of Shares

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share in Grand may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the shareholders of Grand may by ordinary resolution determine.  The directors of Grand may not exercise any power conferred on them to allot shares without the prior approval of shareholders of Grand at a general meeting where such approval is required by Section 57B of the Companies Ordinance.

Changes to Rights of a Class or Series

Grand ’s articles of association provide that, if at any time the share capital of Grand is divided into different classes of shares, the rights attached to any class may, whether or not Grand is being wound up, be varied with the consent in writing of the holders of 75% in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Liability for Further Calls or Assessments

Unless any shares have been issued as nil or partly paid shares, Grand does not have the legal right to levy further calls or assessments on its existing shareholders.

Compulsory Acquisition of Shares Held by Minority Shareholders

An acquiring party would, in principle, be able to acquire compulsorily the shares in Grand held by minority shareholders in one of the following ways:

•

By a procedure under the Companies Ordinance known as a “scheme of arrangement.” Such an arrangement would be proposed by Grand to its shareholders at a general meeting ordered by the Hong Kong Court of First Instance (the “Court”). . If a majority in number representing three-fourths in value of the shareholders of Grand present and voting either in person or by proxy at the meeting were to agree to the arrangement, the arrangement would, if subsequently sanctioned by the Court, be binding on all the shareholders of Grand and on Grand itself. Under such an arrangement, minority shareholders of Grand could be compelled to sell their shares;

•

If another company were to make an offer to shareholders of Grand and, within four months of making the offer, acquired not less than 90% of the shares in Grand for which the offer was made, the offeror could, at any time not later than five months after making the offer, give a written notice to non-accepting shareholders of its desire to purchase their shares in Grand . Such non-accepting shareholders would then be bound to sell their shares in Grand on the terms of the offer. A non-accepting shareholder would have a period of two months from the date of such written notice to apply to the Court t for an order that he shall not be bound to sell shares in Grand or to order terms of acquisition different from those of the offer.

Ordinary Shares

Voting

On a show of hands at any general meeting of Grand, every holder of ordinary shares present in person shall have one vote.  On a poll every such holder shall have one vote for each ordinary share held by him.

Dividend Rights

Grand shall not pay dividends unless they are paid out of profits available for the purpose in accordance with the provisions of Part IIA of the Companies Ordinance.  Subject to such limitation, Grand may at a general meeting declare dividends, but no dividend shall exceed the amount recommended by the directors.  The directors may from time to time pay to the holders of ordinary shares such interim dividends as appear to the directors to be justified by the profits of Grand.  Any general meeting declaring a dividend may direct payment of such dividend wholly or partly by the distribution of specific assets.

Redemption and Conversion

Outstanding ordinary shares of Grand are l not, by their terms of issue, convertible into shares of any other class or series or subject to compulsory redemption either by Grand or the holders of such shares.

Preemptive Rights

Holders of ordinary shares have no preemptive or preferential right to purchase any other securities of Grand.

Repurchase Rights

The directors of Grand may, at their discretion, authorize the purchase by Grand of its own shares of any class, at any price (whether at par or above or below par), as long as such purchase is made in accordance with the provisions of the Companies Ordinance and Grand’s articles of association.

Preference Shares

Dividends

Holders of Preference Shares have the right to receive cumulative preferred dividends at the rate of ten and one-half percent (10.5) per annum on the amount of US$3.8375 per Preference Share.  Dividends are payable semi-annually on each of 30th June and 31st December, subject to Grand having sufficient profits available for the purpose.

Voluntary Conversion

Holders of Preference Shares have the right to convert the whole (and not part only) of their Preference Shares into ordinary shares at any time.  Such ordinary shares would be represented by an equivalent number of Grand ADSs.  The conversion rate is 1.4023 ordinary shares/Grand ADSs for each Preference Share (the “Conversion Rate”), or 2,804,600 ordinary shares/Grand ADSs for 2,000,000 Preference Shares.   The Conversion Rate is based upon a conversion price of US$2.7365 per Preference Share (the “Conversion Price”), which Conversion Price equaled the average closing price of Grand ADSs for the 40 consecutive trading days ending on 28th February, 2005.

Upon the conversion of Preference Shares , Grand is required to pay all accrued and unpaid dividends due in respect of the shares so converted; provided, however, that in lieu of paying cash dividends, Grand shall have the right to satisfy the accrued dividends by issuing such number of ordinary shares, to be represented by an equivalent number of Grand ADSs, as is determined by dividing the amount of the accrued dividends by the average closing price of Grand ADSs on the Nasdaq SmallCap market for the forty (40) consecutive trading days immediately prior to the conversion of the preference shares.

Conversion by Grand

Grand has the right to require the conversion of the whole (and not part only) of  preference shares held by any person if (i) Grand ADSs have traded at 105% of the Conversion Price, or US$2.8733 per Grand ADS, for at least 45 days prior to the date on which Grand gives notice requiring conversion and (ii) Grand shall have paid aggregate dividends to the holders of all Preference Shares of not less than US$767,500; provided, however, that the requirement in item (i) shall not apply after the occurrence of a public offering of securities by Grand resulting in proceeds of not less than US$50,000,000.

Liquidation Preference

Upon a liquidation, dissolution or winding up of Grand, whether voluntary or involuntary, the holders of Preference Shares will have rights preferential to those of holders of ordinary shares.  Upon a liquidation, dissolution or winding up of the Company, the assets of Grand available for distribution shall be applied:

•

first, to pay the holder(s) of Preference Shares an amount equal to US$3.8375 per Preference Share , and if the assets of Grand are insufficient to pay such amount, then pro rata to the holders (if more than one) of the Preference Shares ;

•

second, to pay to holders of Preference Shares all arrears and accruals of preferential dividends ; and

•

third, to pay the holders of ordinary shares any surplus assets which shall be distributed ratably amongst such holders according to the amounts paid up thereon.

Preemptive Rights

As long as there are more than 100,000 Preference Shares outstanding, holders of Preference Shares will have preemptive rights to purchase up to their respective pro rata shares of any securities offered by Grand to any third party, at the same price and on the same terms and conditions as Grand shall offer such securities to such third parties.  Such pre-emptive rights shall not apply to the issuance by Grand of ordinary shares, or by any depositary of Grand ADSs representing the same, or the grant of options in respect thereof, pursuant to any employee share option scheme in force at any time while such number of Preference Shares is outstanding.

Voting Rights

On a vote taken at any general meeting of Grand on a show of hands, holders of Preference Shares present in person shall be entitled to vote in the same manner as any holder of ordinary shares.  On a poll, holders of Preference Shares present in person or by proxy shall be entitled to such number of votes as is equal to the number of ordinary shares into which such Preference Shares are then convertible.  The holder of 2,000,000 Preference Shares shall be accordingly entitled to have 2,804,600 votes.

Meetings of Shareholders

Under the Companies Ordinance and Grand’s articles of association, Grand is required in each year to hold a general meeting as its annual general meeting in addition to any other meetings in that year and shall specify the meeting as such in the notices calling it.  Not more than 15 months shall elapse between the date of one annual general meeting of Grand and that of the next.  The annual general meeting shall be held at such time and place as the directors of Grand shall appoint. Additional general meetings may be convened by the directors of Grand or by written request of shareholders holding not less than one-twentieth of the paid-up capital of Grand which carries the right of voting at general meetings of Grand.

Quorum Requirements

Under Grand's articles of association, a quorum for all general meetings shall be two shareholders, present in person or by proxy and holding at least 51% of the paid-up capital of Grand.

Actions by Written Consent

The Companies Ordinance provides that shareholders may generally take any action otherwise requiring a resolution in general meeting by written resolution signed by all such shareholders.   Grand’s articles of association expressly authorize actions by such written resolutions of its shareholders.

Right of Non-Hong Kong Shareholders to Vote

No limitations are imposed by Hong Kong law or Grand’s articles of association on the right of persons who are not Hong Kong residents to hold any class of shares in Grand or exercise voting rights in respect thereof.

Change of Control Transactions

The Companies Ordinance does not provide a statutory merger framework or procedure with regard to changes in control. However, in connection with a reconstruction or amalgamation of any company or companies, a scheme of arrangement may be proposed to shareholders or creditors or any class of either and must be approved by a majority in number of such shareholders or creditors or relevant class of either who must, in addition, represent three-fourths in value of the shareholders, creditors or relevant class of either present and voting either in person or by proxy at any meeting convened for the purpose.  The convening of any such meeting and subsequently the proposed arrangement must be ordered or sanctioned by the Hong Kong Court of First Instance. The court order must then be delivered to the Hong Kong Registrar of Companies and annexed to the relevant company’s articles of association. Thereafter, the scheme of arrangement will be binding on all shareholders or creditors of the company (or relevant class of either).

Exchange Controls

No Hong Kong laws or regulations restrict the import or export of capital or affect the payment of dividends to non-resident holders of Ordinary Shares.

Material Contracts

For a summary of any material contract entered into by our company or any of its consolidated subsidiaries outside of the ordinary course of business during the last two years, see “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major shareholders and Related Party Transactions”.

Taxation

U.S. Holders

Distributions

Subject to the discussion below under "Passive Foreign Investment Company Considerations," the gross amount of any distribution by the Company’s to you of cash or property (other than certain distributions, if any, of common stock distributed pro rata to all shareholders of the Company’s) with respect to the Company’s ADSs will be includible in your income as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of the Company’s as determined under U.S. federal income tax principles. Such dividends generally will not be eligible for the dividends received deduction allowed to U.S. holders that are corporations, but (provided the Company’s ADSs are traded on a U.S. exchange) such dividends paid to you through 2008 will be eligible for the special 15% U.S. federal income tax rate applicable to qualifying dividends received by you, if you are a non-corporate U.S. holder who satisfies certain holding period requirements as to your the Company’s ADSs. Subject to the discussion below under "Passive Foreign Investment Company Considerations," to the extent that the amount of any distribution by The Company’s exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess distribution will be treated first as a tax-free return of your adjusted tax basis in the Company’s ADSs and thereafter as capital gain.

Amounts taxable to you as dividends generally will be treated as foreign source income for purposes of calculating your foreign tax credit limitation.

Sale or Exchange of the Company’s ADSs

Subject to the discussion below under " Passive Foreign Investment Company Considerations," if you are a U.S. holder you generally will recognize gain or loss on a sale or exchange of the Company’s ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in such The Company’s ADSs. Such gain or loss will be capital gain or loss. If you are a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if your holding period for your ADSs exceeds one year. Gain or loss, if any, recognized by you generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

A non-U.S. corporation like the Company will be classified as a passive foreign investment company (which is referred to as a PFIC) for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either at least 75% of its gross income is passive income or at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents, and gains from commodities and securities transactions.

The Company believes that it will not be classified as a PFIC for its current taxable year.  The Company’s status in future years will depend on its assets and activities in those years. The Company’s has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. However, the tests for determining PFIC status are applied annually, and it is difficult to accurately predict The Company's future income and assets, which are relevant to this determination. Accordingly, although not anticipated, The Company’s cannot assure you that it will not become a PFIC. If The Company’s were to become a PFIC, then, subject to the discussion below, you would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to your ADSs.

Alternatively, if you are a U.S. holder you generally could elect, subject to certain limitations, to annually take into gross income the appreciation or depreciation in the value of the Company’s ADSs during the tax year (which is referred to as the mark-to-market election). If you make the mark-to-market election, you will not be subject to the above-described rule, but will recognize each year an amount equal to the difference as of the close of the taxable year between the value of the Company’s ADSs and your adjusted tax basis in the Company’s ADSs. Losses would be allowed only to the extent of net gain previously included by you under the mark-to-market election for prior taxable years. Amounts included in or deducted from income under the mark-to-market election and actual gains and losses realized upon the sale or disposition of the Company’s ADSs would be treated as ordinary income or loss.

Information Reporting and Backup Withholding Tax

Distributions with respect to the Company’s ADSs and the proceeds from the sale or redemption of the Company’s ADSs are subject to U.S. backup withholding tax and information reporting rules.

In general, information reporting requirements will apply to dividends or sale proceeds paid within the U.S. and in some cases, outside of the U.S., to U.S. holders other than certain exempt recipients, such as corporations.  In addition, backup withholding at the then applicable rate will apply to these payments unless you provide an accurate taxpayer identification number in the manner required by U.S. law and applicable regulations, certify that you are not subject to backup withholding, and you otherwise comply with applicable requirements of the backup withholding rules.  Amounts withheld under the backup withholding rules may be credited against your federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Non-U.S. holders

Distributions and Dispositions

In general, and subject to the discussion below under “Information Reporting and Backup Withholding Tax,” you will not be subject to U.S. federal income or withholding tax on distributions with respect to, or gain upon the disposition of, the Company’s ADSs, unless either (1) the income or gain is effectively connected with your conduct of a trade or business in the U.S. or (2) in the case of gain realized by an individual non-U.S. holder upon a disposition of the Company’s ADSs, you are present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met.

In the event that clause (1) in the preceding paragraph applies, such income or gain generally will be subject to regular U.S. federal income tax in the same manner as if such income or gain, as the case may be, were realized by a U.S. holder.  In addition, if you are a corporation, such income or gain may be subject to a branch profits tax at a rate of 30%, although a lower rate may be provided by an applicable income tax treaty.  In the event that clause (2), but not clause (1), in the preceding paragraph applies, the gain generally will be subject to tax at a rate of 30%, or such lower rate as may be provided by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

If the Company’s ADSs are held through a non-U.S. and non-U.S. related broker or financial institution, information reporting and backup withholding generally would not be required with respect to distributions on and dispositions of the Company’s ADSs.   Information reporting, and possibly backup withholding, may apply if the Company’s ADSs are held by you through a U.S. or U.S.-related broker or financial institution and you fail to provide appropriate information.  The amount of any backup withholding from a payment to you will be allowable as a refund or credit against your U.S. federal income tax liability, provided that the requested information or appropriate claim for refund is furnished to the IRS.  If you are a non-U.S. holder, you should consult your tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on and dispositions of the Company’s ADSs.

Hong Kong Tax Consequences to Holders of Grand HK ADSs.

Holders will generally not be liable for Hong Kong profits or withholding taxes, on dividends received with respect to the Company’s ADSs or on capital gains realized upon the sale of the Company’s ADSs.  However, Hong Kong profits taxes may apply to holders who are engaged in Hong Kong in the trade or business of buying and selling shares.  The Company’s ADSs held by an individual holder at the time of death may be treated as property for the purposes of Hong Kong estate duty.

Documents on Display

The Company files annual and special reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Plese call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The Company began filing through the EDGAR system beginning in February 2004.

The Company’s ADRs are quoted on the NASDAQ exchange.

Information about the Company is also available on its website at http//www.grand.com. Such information on its website is not part of this annual report.

Item 11.   Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to certain market risks, which arise from transactions entered into the normal course of business.  The Company’s primary exposures are changes in interest rates with respect to its debt and foreign currency exchange fluctuations.

INTEREST RATE RISK     The interest payable on the Company’s revolving lines-of-credit are variable based on the prime rate, and therefore, affected by changes in market interest rates. The Company does not use derivative financial instruments.

FOREIGN CURRENCY RISK

     While the Company’s product purchases are transacted in United States dollars; most transactions among the suppliers and subcontractors are effected in Hong Kong dollars, where most of the Companies’ products are manufactured.  Accordingly, fluctuations in Hong Kong monetary rates may have an impact on the Company’s cost of goods.  Furthermore, appreciation of Chinese currency values relative to the Hong Kong dollar could increase the cost to the Company of the products manufactured in the People’s Republic of China, and thereby have a negative impact on the Company.  As well since the majority of the Company’s sales are in Canadian dollars, the Company is at risk with regards to the conversion of Canadian dollars to US dollars to pay its suppliers.  Therefore, fluctuations in conversion rates may have an impact on the Company.  The Company may use derivative financial instruments solely to hedge the effects of such currency fluctuations.

PART II

Item 15. Controls and Procedures

(a) The Company’s senior management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-14 and 15d-14 under the Securities Exchange Act of 1934 (the “Exchange Act”)) designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, as well as other key members of the Company’s management, of the effectiveness of the Company’s disclosure and procedures as of the end of the period covered by this report. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective, as of the end of the period covered by this report, to provide reasonable assurance that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

(b) No change occurred in the Company’s internal controls concerning financial reporting during the fourth quarter of the fiscal year ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that Allen Perl qualifies as an “audit committee financial expert” as defined in Item 401(h)(2) of Regulation S-K of the Securities and Exchange Act of 1934, as amended.

Item 16B. Code of Ethics

The Company has adopted a code of ethics that applies to its chief executive officer and senior financial officers, a copy of which will be provided upon written request to Tania M. Clarke, 1710 Route Transcanadienne, Dorval, Quebec, Canada, H9P 1H7. A copy of the Code of Ethics can be found in Item 19 the Exhibit.

Item 16C. Principal Accountant Fees and Services

Summary of DELOITTE Touche Tohmatsu Fees For
Professional services rendered
Years Ended December 31,

	2004	2003

Audit & audit related fees	$218,000	$82,825
Tax fees	26,000	54,896
All other fees	26,518	-

Audit Fees.  The aggregate fees billed by Deloitte Touche Tohmatsu for the audit of the Company’s annual financial statements and services provided in connection with statutory or regulatory filings or engagements were $218,000 and $82,825 in the fiscal years ended  December 31, 2004 and 2003, respectively.

Audit-Related Fees.  There were no fees billed by Deloitte Touche Tohmatsu for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements for the fiscal years ended  December 31, 2004 and 2003, respectively.

Tax Fees.  The aggregate fees billed by Deloitte Touche Tohmatsu for professional services rendered for tax compliance, tax advice and tax planning were $26,000 and $54,896 for the fiscal years ended December, 31, 2004 and 2003, respectively.  The nature of the services performed for these fees was tax planning and advice.

All Other Fees.  The aggregate fees billed by Deloitte Touche Tohmatsu for other fees were $26,518 and nil for the fiscal years ended December 31, 2004 and 2003, respectively.  The nature of the services performed for those fees was proxy filing and Sarbanes Oxley consulting.  There were no other fees billed by Deloitte Touche Tohmatsu for the fiscal year ended December 31, 2004.

Audit Committee Pre-Approval Policy

The Audit Committee has established policies and procedures regarding pre-approval of all services provided by independent auditors.  It is the policy of the Company that all services provided by the independent auditors shall be pre-approved by the Audit Committee and that the Company only engage the independent auditors to perform permissible non-audit services proscribed by law or regulation.  Pre-approval must be detailed as to the particular services to be provided.  The Audit Committee may give pre-approval of audit and permitted non-audit services at any time up to one year before the commencement of such services.  The Chairman of the Audit Committee shall have, and the Audit Committee may delegate to any other member of the Audit Committee, the authority to grant pre-approval of permitted non-audit services between Audit Committee meetings, in which case, such decisions shall be presented to the full Audit Committee at its next scheduled meeting.

PART III

Item 18:  Financial Statements

Page
Report of Independent Registered Public accounting Firm	F1
Index to Financial statements	F2
Consolidated Financial Statements:
Consolidated Balance Sheets - December 31, 2004 and December 31, 2003	F3-F4
Consolidated Statements of Operations for the Years Ended December 31, 2004, 2003 and 2002	F5-F6
Consolidated Statements of Stockholders' Equity and Comprehensive Income for the Years Ended December 31, 2004, 2003 and 2002	F7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003, and 2002	F8-F9
Notes to Consolidated Financial Statements	F10-F36

Item 19. Exhibits

Exhibit
Number	Description of Document

*1.1	Memorandum and Articles of Association of Grand Toys International Limited
**1.2	Amended and Restated By-Laws of Grand Toys International Limited, as amended
1.3	Amended Memorandum and Articles of Association of Grand Toys International Limited
***2.1	Form of Deposit Agreement among Grand Toys International Limited, The Bank of New York as depositary, and the holders from time to time of Grand Toys International Limited
****2.2	Form of American Depositary Receipt
*****4.1

Subscription and Exchange Agreement, dated November 14, 2003, by and among Grand Toys International, Inc., Grand Toys International Limited and Centralink Investments Limited, as amended by Amendment No. 1, dated March 6, 2004, Amendment No. 2, dated  March 31, 2004, Amendment No. 3, dated May 31, 2004 and Amendment No. 4, dated July 26, 2004.

*****4.2	Amended and Restated Agreement and Plan of Merger between Grand Toys International Limited and Grand Toys International, Inc.
4.3	Amended and Restated Consulting Agreement between Elliot L. Bier and Grand Toys International Limited, dated September 1, 2004
****4.4	Form of Employment Agreement between Tania M. Clarke and Grand Toys International Limited
*4.5	Form of Employment Agreement between David J. Fremed and Grand Toys International Limited
****4.6	Form of Employment Agreement between Raymond Chan Hong Leung and Grand Toys International Limited
4.7	Amended and Restated Employment Agreement between Henry Hu and Cornerstone Overseas Investments, Ltd., dated October 1, 2004
****4.8	Form of ADR Purchase Agreement, by and among Centralink Investments Limited, Stephen Altro, 2870304 Canada Inc.,136011 Canada Inc., David Mars, 136012 Canada Inc. and 2884330 Canada Inc.
**4.9	Form of Factoring Agreement between Montcap Financial Corporation, Grand Toys Ltd. And Grand Concepts Inc.
**4.10	Form of Inventory and Equipment Loan Agreement between Montcap Financial, Grand Toys Ltd., Grand Concepts Inc. and Grand Toys International Inc
**4.11	Limited Treasures Stipulation of Settlement, dated June 28, 2001
**4.12	Limited Treasures Amendment to Stipulation of Settlement
**4.13	Agreement of Lease Between Storage Leaseholds Inc. and Grand Toys Ltd., dated October 2, 1998
**4.14	Form of Warrant for December 2001 Private Placement
**4.15	Grand Toys International, Inc. Amended and Restated 1993 Stock Option Plan
**4.16	Form of Warrant for Grand US March 2001 Private Placement.
**4.17	Form of letter extending expiration date for March 2001 Private Placement Warrant
4.19	Subscription Agreement relating to an Exchangeable Note between Grand Toys international Limited and Centralink Investments Limited, dated February 28, 2005
4.20	Securities Put Agreement by and among Tejomi Corporation, Mitejo LLC, Grand Toys International Limited and Jeff Hsieh Cheng, dated March 1, 2005
4.21

Asset Purchase Agreement among IPI Acquisition Corp,  Grand Toys International Limited,  International Playthings,Inc and Cambitoys, LLC and Ted Kiesewetter, Michael Varda and John Jordan, dated February 28, 2005

4.22	Employment Agreement between Ted Kiesewetter and International Playthings, Inc., dated March 1, 2005
4.23	Loan Agreement between Citibank and International Playthings Inc., dated February 2, 2005
4.24	Employment Agreement between Willie Wong and Grand Toys International Limited, dated August

25, 2004	4.26
Grand Toys International Limited 2004 Stock Option Plan	8
List of Subsidiaries of Grand Toys International Limited	11
Grand Toys International Limited Code of Ethics for Senior Financial officers	12.1
Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	12.2
Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	13
Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350	15
Valuation and Qualifying Accounts and Allowances
Legend:
*
Incorporated by reference to Grand Toys International Limited’s Registration Statement on Form F-4 filed on April 6, 2004	**
Incorporated by reference to Amendment No. 1 to Grand Toys International Limited’s Registration Statement on Form F-4 filed on June 2, 2004	***
Incorporated by reference to Grand Toys International Limited’s Registration Statement on Form F-6 filed on April 15, 2004	****
Incorporated by reference to Amendment No. 3 to Grand Toys International Limited’s Registration Statement on Form F-4 filed on July 27, 2004	*****
Incorporated by reference to the 424(b)(3) prospectus of Grand Toys International Limited filed on August 6, 2004

GRAND TOYS INTERNATIONAL LIMITED AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Grand Toys International Limited

We have audited the accompanying consolidated balance sheets of Grand Toys International Limited and subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2004.  These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grand Toys International Limited and subsidiaries as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth thereon.

/s/DELOITTE TOUCHE TOHMATSU

Hong Kong

March 24, 2005

Financial Statements

Consolidated Balance Sheets

[F3 - F4]

Consolidated Statements of Operations

[F5 - F6]

Consolidated Statements of Shareholders' Equity and Comprehensive Income

[F7]

Consolidated Statements of Cash Flows

[F8 - F9]

Notes to Consolidated Financial Statements

[F10 -F36]

GRAND TOYS INTERNATIONAL LIMITED

Part I. – Financial Information

Item 1.  Consolidated Financial Statements

Consolidated Balance Sheets

	December 31, 2004	December 31, 2003

Assets

Current assets:
Cash and cash equivalents	$5,885,307	$1,921,710
Accounts receivable (net of allowance for
doubtful accounts of $696,362; 2003 - $658,163)	3,731,759	1,485,221
Inventory	2,022,270	65,301
Due from related companies (note 16)	5,058,938	5,471,732
Prepaid royalties	2,243,289	133,010
Other prepaid expenses and current assets (note 3)	1,514,786	419,130
Total current assets	20,456,349	9,496,104

Fixed assets, net (note 4)	2,251,824	1,514,996

Goodwill (note 18)	14,736,315	-

Intangibles, net (note 5)	6,627,184	776,835

Total assets	$44,071,672	$11,787,935

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Balance Sheets

	December 31, 2004	December 31, 2003

Liabilities and Shareholders' Equity

Current liabilities:
Bank indebtedness (note 6)	$786,042	$603,521
Trade accounts payable	2,247,778	407,069
Accrued payroll and related costs	445,323	193,598
Other accounts payable and accrued liabilities	1,727,818	891,701
Due to related parties (note 16)	2,117,835	3,410,595
Income taxes payable	95,517	234,078
Total current liabilities	7,420,313	5,740,562

Deferred tax	1,381,167	189,522

Shareholders' equity:
Capital stock (note 7):	2,026,346	13
Voting ordinary shares, $0.13 par value
100,000,000 ordinary shares authorized
(2003 – 30,000,000),
15,587,282 ordinary shares issued and outstanding
(2003 – 10,000,000)
Additional paid-in capital	26,632,088	-
Retained earnings	6,344,586	5,836,038
Accumulated other comprehensive income-
cumulative currency translation adjustment	267,172	21,800
Total shareholders’ equity	35,270,192	5,857,851

Commitments and contingencies (notes 13 and 14)

Total liabilities and shareholders' equity	$44,071,672	$11,787,935

See accompanying notes to audited consolidated financial statements.

/s/ Elliot Bier – Director

/s/ Michael Kron - Director

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Operations

Years ended December 31
	2004	2003	2002
Net sales	$29,464,959	$39,375,438	$35,991,464

Cost of goods sold	21,627,695	33,538,951	28,589,377
Gross profit	7,837,264	5,836,487	7,402,087

Other operating income	(304,842)	(896,023)	(208,327)

Operating costs and expenses:
General and administrative	5,549,027	2,141,280	3,276,273
Selling & distribution expenses	762,347	638,498	983,628
Depreciation and amortization	788,400	398,478	363,191
Total operating costs and expenses	7,099,774	3,178,256	4,623,092

Operating income:	1,042,332	3,554,254	2,987,322

Non-operating expense (income):
Interest expense	27,773	23,835	143,858
Interest revenue	(42,080)	(5,051)	(4,054)
Total non-operating expense (income)	(14,307)	18,784	139,804

Earnings before income taxes	1,056,639	3,535,470	2,847,518

Income taxes:
Current	608,844	536,045	84,324
Deferred	(60,753)	(22,705)	25,737
Total income taxes	548,091	513,340	110,061

Net earnings from continuing operations	508,548	3,022,130	2,737,457

Discontinued operations:
Earnings from operations of
distributed subsidiaries
(2002: net of income tax of $5,866,933)	-	1,239,236	22,128,051

Earnings available to ADS holders	$508,548	$4,261,366	$24,865,508

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Operations, continued

Years ended December 31
	2004	2003	2002

Earnings per ADS :

Weighted average ADS outstanding:
Basic	12,092,592	10,000,000	10,000,000
Diluted	12,807,160	10,000,000	10,000,000
Net earnings - Continuing operations:
Basic	$0.04	$0.30	$0.27
Diluted	0.04	N/A	N/A
Net earnings - Discontinued operations:
Basic	-	0.13	2.21
Diluted	-	N/A	N/A
Net earnings available to ADS holders
Basic	0.04	0.43	2.48
Diluted	0.04	N/A	N/A

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

				Accumulated
		Additional		other
	Capital	Paid in	Retained	comprehensive
	Stock	Capital	Earnings	income	Total
January 1, 2002	$13	$-	$(483,050)	$(17)	$(483,054)

Net earnings for the period			24,865,508		24,865,508
Foreign currency adjustment				303	303
Total comprehensive income			24,865,508	303	24,865,811

December 31, 2002	13	-	24,382,458	286	24,382,757

Net earnings for the period			4,261,366		4,261,366
Foreign currency adjustment				21,514	21,514
Total comprehensive income			4,261,366	21,514	4,282,880

Distribution of subsidiaries to
holding companies			(22,807,786)		(22,807,786)

December 31, 2003	13	-	5,836,038	21,800	5,857,851

Share purchase on merger (note 18)	2,025,418	26,628,377			28,653,795

Net earnings for the period			508,548		508,548
Foreign currency adjustment				245,372	245,372
Total comprehensive income			508,548	245,372	753,920

ADRs exercise	915	5,633			6,548

Compensation expense		(1,922)			(1,922)

December 31, 2004	$2,026,346	$26,632,088	$6,344,586	$267,172	$35,270,192

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Cash Flows

For the years ended December 31
	2004	2003	2002

Cash flows from operating activities:
Net earnings from continuing operations	$508,548	$3,022,130	$2,737,457
Adjustments for:
Depreciation and amortization – General and administrative	788,400	398,478	363,191
Depreciation and amortization – Cost of goods sold	50,821	39,206	39,857
Income taxes	608,844	536,045	84,324
Deferred income taxes	(60,753)	(22,705)	25,737
Product development write-off	7,789	-	-
Assets write-off	2,217	-	-
Loss on disposal of fixed assets	130,035	20,452	-
Compensation expense	(1,922)	-	-
Net change in non-cash operating working capital
items (note 11)	(3,143,299)	(2,977,037)	1,232,549
Net cash (used for) provided by operating activities
from continuing operations	(1,109,320)	1,016,569	4,483,115
Net cash provided by operating
activities from discontinued operations	-	2,747,246	23,054,700
Net cash (used for) provided by operating activities	(1,109,320)	3,763,815	27,537,815

Cash flows from investing activities:
Proceeds from disposal of equipment	129	21,160	-
Acquisition expenses on merger, net of cash
received	(979,017)	-	-
Increase in other assets	(356,524)	-	-
Increase in intangibles	(20,428)	-	-
Additions to equipment and leasehold improvements	(709,251)	(449,291)	(727,997)
Net cash used for investing activities
from continuing operations	(2,065,091)	(428,131)	(727,997)
Net cash used for investing activities
from discontinued operations	-	(33,887)	(16,626,313)
Net cash used for investing activities	(2,065,091)	(462,018)	(17,354,310)

Cash flows from financing activities:
Decrease- in bank indebtedness	(1,570,198)	(2,615,643)	-
Issuance of share capital on merger (note 18)	8,700,000	-	-
Repayment of obligation under a finance lease	(4,602)	(54,218)	(53,364)
Proceeds from ADSs exercise	1,914	-	-
Other	10,894	33,570	348
Net cash provided by (used for) financing activities
from continuing operations	7,138,008	(2,636,291)	(53,016)
Net cash provided by (used for) financing activities
from discontinued operations	-	(8,594,624)	(1,785,951)
Net cash provided by (used for) financing activities	7,138,008	(11,230,915)	(1,838,967)

Net increase (decrease) in cash and cash equivalents	3,963,597	(7,929,118)	8,344,538
Cash and cash equivalents, beginning of period	1,921,710	9,850,828	1,506,290
Cash and cash equivalents, end of period	$5,885,307	$1,921,710	$9,850,828

See accompanying notes to audited consolidated financial statements.

Supplemental disclosure of cash flow information (note 12)

Non cash flow transactions (note 18)

GRAND TOYS INTERNATIONAL LIMITED

Notes to audited Consolidated Financial Statements

Grand Toys International Limited (the “Company”), a Nasdaq SmallCap listed company, is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China. The Company’s main subsidiaries are Playwell International Limited (“Playwell”), which is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China, and Grand Toys International, Inc. (“Grand US”), which is organized under the laws of Nevada, United States of America (“US”).  The Company, through its Hong Kong, US and Canadian operating subsidiaries, develops and supervises the outsourced manufacturing of toy and toy related products, and distributes them throughout the world.  The Company was formerly a subsidiary of Grand US.  It became the parent of Grand US on August 16, 2004, pursuant to a reorganization merger.  Immediately after the reorganization merger, the Company acquired Playwell.

On August 16, 2004, the Company purchased the shares of Playwell.  For accounting purposes, the acquisition has been accounted for as a reverse acquisition, in which Playwell is determined to be the acquirer.  Accordingly, the historical financial statements presented herein are those of Playwell.  The Company’s results for the period August 16, 2004 to December 31, 2004 represent the consolidated results of the Company, Playwell and Grand US.

1.

Significant accounting policies:

a)

Principles of consolidation:

These consolidated financial statements, presented in US dollars and in accordance with accounting principles generally accepted in the United States, include the accounts of the Company and its subsidiaries.  All significant intercompany balances and transactions have been eliminated.

b)

Revenue recognition:

Sales are recognized at the time of transfer of ownership, which is generally upon the shipment of products.  The Company estimates liabilities and records provisions for customer allowances as a reduction of revenue when such revenue is recognized.

Net sales include gross revenues, freight charged to customers and FOB commissions, net of allowances and discounts such as defectives, returns, volume rebates, cooperative advertising, cash discounts, customer fines, new store allowances, markdowns, freight and warehouse allowances.

Cooperative advertising expense for the years ended December 31, 2004, 2003 and 2002 were $60,146, $nil and $nil, respectively, and are shown as a reduction of revenues in the financial statements.

Slotting fees are recorded as a deduction of gross sales. These fees are determined annually on a customer by customer basis.

c)

Cost of goods sold:

Cost of Goods Sold includes cost of merchandise, royalties, duties, brokerage fees, inbound freight, packaging, product development, provision on slow-moving inventory and mould amortization.

d)

General and administrative costs:

General and Administrative costs include rent, insurance costs, administrative salaries and related costs, travel and entertainment, utilities, courier, repairs and maintenance, communications expenses, office supplies, professional fees, dues and memberships, bank charges and property taxes.

e)

Selling and distribution expenses:

Selling and distribution expenses include sales salaries and fringe benefits, sales commissions, advertising and promotion and outbound shipping and handling costs.

For the years ended December 31, 2004, 2003 and 2002, freight out was $174,241, $304,610 and $677,360, respectively.

Media advertising expense for the years ended December 31, 2004, 2003 and 2002 were $48,265, $7,992 and $nil, respectively.

f)

Earnings per American depositary share (“ADS”):

In accordance with Financial Accounting Standards Board Statement (“SFAS”) No. 128, the weighted average shares outstanding, for purposes of presenting comparative earnings per ADS, is retroactively restated to January 1, 2002 in order to reflect the recapitalization that occurred on August 16, 2004.  Each ADS represents beneficial ownership interest in one ordinary share of the Company.

i)

Basic earnings per ADS are determined by dividing the weighted average number of ADSs outstanding during the period into net earnings.

ii)

Diluted earnings per ADS give effect to all potentially dilutive ADSs that exist at the balance sheet date.

g)

Trade receivables:

Trade accounts receivable are recorded at the invoiced amount and do not bear interest.  The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable.  The Company determines the allowance based on historical write-off experience.  The Company reviews its allowance for doubtful accounts monthly.  Past due balances over 90 days and over a specified amount are reviewed individually for collectibility.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.  The Company does not have any off-balance sheet credit exposure related to its customers.

h)

Inventory:

Inventory, consisting of raw materials and finished goods, is valued at the lower of cost, determined by the first in, first out method or net realizable value.  The only significant class of inventory is finished goods.

i)

Prepaid expenses:

Prepaid expenses primarily include insurance, advances on inventory purchases, current portion of royalties and real estate taxes.  Insurance costs are written off over the term of the respective policies.

Prepaid royalties relate to licensing agreements for properties licensed from third parties, including character licenses.  Some of these contracts extend for up to eight years.  Total expense for the years ended December 31, 2004, 2003 and 2002 was $303,589, $166,178 and $1,715,014, respectively.  For the years ended December 31, 2004, 2003 and 2002, in the statements of operations, $247,430, $166,178 and $1,715,014, respectively is shown as part of cost of goods sold and $56,159, $nil and $nil, respectively is shown as part of general and administrative expenses. The amounts expected to be recognized in the statement of operations during the fiscal years ending December 31, 2005, 2006, 2007, 2008 and 2009 are $976,099, $461,566, $405,136, $200,198 and $200,198, respectively.

Prepaid property taxes are amortized on a straight-line basis over the period to which they relate.  The amount expected to be recognized in the statement of operations during 2005 is $5,160.

j)

Fixed assets:

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. If an item is discontinued, the unamortized portion is written off immediately.  During 2004, approximately $36,000 of unamortized moulds for discontinued products were written off.  The maximum estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)

Leasehold improvements	3 - 10
Plant & machinery	10
Furniture, fixtures and equipment	3 – 5
Moulds and loose tools	2 - 10

k)

Goodwill:

Goodwill represents the excess of costs over fair value of assets of businesses acquired.  The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets.  Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.  SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets.

l)

Intangibles:

Intangibles are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets. The maximum estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)

License	8
Distribution network	10
Customer relationship	10
Trade name	Indefinite
Trademark	6-7
Other acquired rights	1-4

m)

Impairment of long-lived assets:

The Company evaluates the recoverability of long-lived assets with finite lives in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  SFAS No. 144 requires long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired.   An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

n)

Incomes taxes:

The Company follows the asset and liability method of accounting for income taxes.  Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income.  Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.  Deferred tax assets are evaluated and, if realization is not considered to be “more likely than not”, a valuation allowance is provided.

o)

Foreign currency translation:

i)

Grand Toys Ltd., an indirect wholly-owned Canadian subsidiary of the Company, uses the Canadian dollar as its functional currency.  The operating subsidiaries of Playwell use the Hong Kong dollar as their functional currency.  Financial statements of the self-sustaining foreign operations are translated into US dollars using the exchange rate prevailing at the balance sheet date for assets and liabilities and the average exchange rate for the period for revenues, expenses and cash flows.  The resulting currency translation adjustments are accumulated and reported in other comprehensive income.

ii)

Other monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing at the balance sheet date.  Revenues and expenses denominated in foreign currencies are translated at the rate of exchange prevailing at the transaction dates.  All exchange gains and losses are included in income.

p)

Employee stock option plan:

The Company accounts for its employee stock option plans in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees.  As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price.  SFAS No. 123, Accounting for Stock-Based Compensation, allows entities to continue to apply the provisions of APB Opinion No. 25 and requires pro-forma net earnings and pro-forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied.

The disclosure under SFAS No. 123 (as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure) are as follows:

For the years ended December 31,
	2004		2003		2002

Net Income, as reported	$508,548		$4,261,366		$24,865,508
Add compensation income cost resulting from:
Application of variable accounting to modified awards under APB Opinion No. 25	(1,922)		-		-
Application of fair value method under SFAS 123	(394,240)		N/A		N/A
Pro forma net earnings	$112,386		N/A		N/A
Reported net earnings available to ADS holders
Basic	$0.04		$0.43		$2.48
Diluted	0.04		N/A		N/A
Pro forma net earnings per ADS holders
Basic	$0.01	$	N/A	$	N/A
Diluted	0.01		N/A		N/A

q)

Comprehensive income:

Comprehensive income consists of net income and cumulative currency translation adjustments and is presented in the consolidated statements of shareholders’ equity and comprehensive income.

r)

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods.  Significant items subject to such estimates and assumptions include the carrying amount of goodwill, fixed assets, intangibles, valuation allowances for receivables, inventories and reserves for warranties and product returns.  Actual returns may differ from such estimates.  Differences from those estimates are recorded in the period they become known.

s)

Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

t)

Recent Accounting Pronouncements:

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4.  SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred on or after July 1, 2005. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment.  This statement is a revision to SFAS No. 123 and supercedes APB Opinion No. 25.  This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions.  Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award.  The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models.  If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.  This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005.  In accordance with the standard, the Company will adopt SFAS No. 123R effective July 1, 2005.

Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach.  Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of the date of adoption.  Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required.  Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma footnote disclosure under SFAS No. 123.  Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted.  The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested.  The Company has not yet determined which methodology it will adopt but believes that the impact that the adoption of SFAS No. 123R will have on its financial position or results of operations will approximate the magnitude of the stock-based employee compensation cost disclosed in (p) above pursuant to the disclosure requirements of SFAS No. 148.

2.

Segment information:

(a) Starting in the third quarter of 2004, the Company is reporting results of operation under two segments: Manufacturing and Distribution. This is how the Company manages its business and how it classifies its operations for planning and measuring performance.

The manufacturing segment consists of mould manufacturing for the affiliated companies and third parties. The distribution segment develops, produces for sale to both related parties and third parties, and distributes third parties products.

For the years ended December 31,
	2004	2003	2002
Net sales:
Distribution	$26,790,221	$38,147,708	$34,853,927
Manufacturing	3,622,623	1,939,452	1,714,108
Elimination of inter-segment sales	(947,885)	(711,722)	(576,571)
Total net sales	$29,464,959	$39,375,438	$35,991,464
Operating income:
Distribution	$2,169,321	$3,038,346	$2,418,152
Manufacturing	561,554	515,908	569,170
Unallocated Corporate	(1,688,543)	-	-
Total operating income	$1,042,332	$3,554,254	$2,987,322
Depreciation and amortization:
Distribution	$788,400	$398,478	$363,191
Manufacturing (in Cost of goods)	50,821	39,206	39,857
Unallocated Corporate	-	-	-
Total depreciation and
amortization	$839,221	$437,684	$403,048
Interest income:
Distribution	$16,979	$5,051	$4,045
Manufacturing	-	-	9
Unallocated Corporate	25,101	-	-
Total interest income	$42,080	$5,051	$4,054
Interest expense:
Distribution	$27,759	$23,829	$42,322
Manufacturing	14	6	101,536
Unallocated Corporate	-	-	-
Total interest expense	$27,773	$23,835	$143,858
Income taxes, net:
Distribution	$390,259	$478,797	$15,057
Manufacturing	157,832	34,543	95,004
Unallocated Corporate	-	-	-
Total income taxes, net	$548,091	$513,340	$110,061
Earnings from continuing
operations:
Distribution	$1,264,145	$2,345,491	$2,277,181
Manufacturing	857,088	676,639	460,276
Unallocated Corporate	(1,612,685)	-	-
Total earnings from
continuing operations	$508,548	$3,022,130	$2,737,457
Earnings from discontinued
operations:
Distribution	$-	$-	$16,436,135
Manufacturing	-	1,239,236	5,691,916
Unallocated Corporate	-	-	-
Total earnings from
discontinued operations	$-	$1,239,236	$22,128,051
Net earnings from operations:
Distribution	$1,264,145	$2,345,491	$18,713,316
Manufacturing	857,088	1,915,875	6,152,192
Unallocated Corporate	(1,612,685)	-	-
Total earnings from operations	$508,548	$4,261,366	$24,865,508

Additions to long-lived assets:
Distribution	$7,003,858	420,050	360,355
Manufacturing	10,367	29,241	367,641
Unallocated Corporate	-	-	-
Total additions to long-lived assets	$7,014,225	449,291	727,996

For the years ended December 31,
	2004	2003	2002
Significant non cash items other than depreciation and amortization:

Bad debt expense:
Distribution	$189,401	$-	$71,429
Manufacturing	-		-
Unallocated Corporate	-		-
Total Bad debt expense	$189,401	$-	$71,429
Total assets:
Distribution	$36,393,939	$9,752,436	$30,051,380
Manufacturing	3,901,081	2,035,499	4,747,432
Unallocated Corporate	3,776,652	-	-
Total assets (other than discontinued operation)	$44,071,672	$11,787,935	$34,798,812

Goodwill acquired on the Playwell acquisition on August 16, 2004 has been allocated to the Distribution segment of the Company.

(b) Geographical information:

Net sales by geographic areas attributable to countries based on the ultimate location of where the products were shipped, are as follows:

For the years ended December 31,
	2004	2003	2002
US	$12,231,823	$21,182,664	$19,696,538
Asia	6,458,522	6,238,777	5,813,623
Europe	6,243,632	8,955,424	8,403,764
Canada	3,762,281	394,661	944,866
Africa	422,637	92,736	19,799
Other	346,064	2,511,176	1,112,874
Total net sales	$29,464,959	$39,375,438	$35,991,464

(c) Long-lived assets principally include fixed assets and intangibles, based on their location are as follows:

	2004	2003	2002
Hong Kong	$5,895,716	$2,291,831	$2,312,795
Canada	211,838	-	-
US	2,771,454	-	-

Total long-lived assets	$8,879,008	$2,291,831	$2,312,795

d) Revenue from external customers by product category are summarized as follows:

For the years ended December 31,
	2004	2003	2002

OEM	16,541,000	25,343,000	16,605,000
Playwell plastic	3,479,000	8,679,000	10,667,000
Distributed lines	2,963,948	-	-
Playwell wood	1,633,000	3,885,000	7,282,000
Proprietary lines	1,231,000	-	-
Others	3,617,011	1,468,438	1,437,464
Total net revenue	$29,464,959	$39,375,438	$35,991,464

(e) Customer and vendor concentration:

For the years ended December 31,
	2004		2003		2002
	Revenue	%	Revenue	%	Revenue	%
Customer A	$14,101,000	47.86	$21,671,000	55.04	$5,220,000	14.50
B	1,356,000	4.60	2,345,000	5.96	3,859,000	10.72
C	1,237,000	4.20	1,435,000	3.64	1,506,000	4.18
All others	12,770,959	43.34	13,924,438	35.36	25,406,464	70.60
Total net sales	$29,464,959	100.00	$39,375,438	100.00	35,991,464	100.00

Sales of toys purchased from the Company's two largest suppliers of toys in aggregate accounted for 56%, 82% and 62% of gross sales for the years ended December 31, 2004, 2003 and 2002, respectively.

3.

Other prepaid expenses and current assets:

	December 31, 2004	December 31, 2003
Prepaid inventory	$171,266	$-
Insurance	477,569	-
Other current assets	598,843	-
Other prepaid expenses	267,108	419,130
Total other prepaid expenses and current assets	$1,514,786	$419,130

4.

Fixed assets:

	December 31, 2004		December 31, 2003
	Cost	Accumulated Depreciation	Cost	Accumulated depreciation
Leasehold improvements	349,540	315,489	48,984	36,933
Plant & machinery	548,901	270,814	374,325	73,678
Furniture, fixtures &
equipment	511,877	273,690	291,694	128,079
Mould & loose tools	2,178,814	477,315	1,278,023	239,340
Total fixed assets	$3,589,132	$1,337,308	$1,993,026	$478,030

Net book value		$2,251,824		$1,514,996

 Depreciation of $50,821, $39,206 and $39,857 has been charged to cost of goods sold for the years ended December 31, 2004, 2003 and 2002, respectively.

5.

Intangibles:

	December 31, 2004		December 31, 2003
	Cost	Accumulated Amortization	Cost	Accumulated amortization
License	$2,545,974	$97,288	$-	$-
Distribution network	1,790,000	67,125	-	-
Customer relationship	811,000	30,412	-	-
Trade name	786,000	-
Trademark	1,246,173	664,169	1,246,173	469,338
Other acquired rights	372,000	64,969	-	-

Total intangibles	$7,551,147	$923,963	$1,246,173	$469,338

Net book value		$6,627,184		$776,835

Amortization expense for 2004, 2003 and 2002 was $453,341, $193,623 and $193,320, respectively.  Based on current balances and estimated useful lives, the Company expects amortization expense to be $920,324, $853,449, $853,449, $635,059 and $593,652 in 2005, 2006, 2007, 2008 and 2009, respectively.  This would be calculated using the current balances for intangibles and the useful lives for each classification within the intangibles group.

6.

Bank indebtedness:

The Company’s indirect wholly-owned Canadian subsidiary, Grand Toys Ltd., has a line of credit to finance its inventory and accounts receivable for advances of up to $2,911,000 (CA$3,500,000). The receivable line has a discount fee of 2.0% of invoice amount purchased and the inventory line bears interest at Canadian prime plus 7.5%. The line of credit is for a period of one year and is renewed automatically, unless prior notice is given by either the lender or Grand Toys Ltd..

The loan is secured by a lien on the assets of Grand Toys Ltd..  There are no debt covenants or cross-default provisions.

As of December 31, 2004, Grand Toys Ltd. had approximately $2,560,000 (December 31, 2003 - $1,120,000) of credit available under this facility, subject to the existence of eligible inventory and accounts receivable.   At December 31, 2004, Grand Toys Ltd. had bank indebtedness of $351,562, which represents receivable advances on $1,747,589.

On October 14, 2004, Grand Toys Ltd. repaid the inventory loan in full. The repayment was $674,065.

As of December 31, 2004, Playwell had $434,480 (December 31, 2003 - $603,521) of discounted bills.  The amounts are payable by customers’ banks.  The recourse provision provides that if such banks do not make the required payments, Playwell’s bank would have recourse to Playwell for the full amount.  In the opinion of management, the likelihood of such occurrence is remote.

7.

Capital stock

On November 14, 2003, Grand US and Centralink Investments Limited (“Centralink”), a British Virgin Islands company, entered into a Subscription and Exchange Agreement which was subsequently amended on March 6, 2004, March 31, 2004, May 31, 2004 and July 26, 2004 (as so amended, the “Subscription and Exchange Agreement”) pursuant to which, among other matters:

•

Grand US undertook a corporate reorganization pursuant to which Grand US and its operating subsidiaries became subsidiaries of the Company, with each issued and outstanding share of Common Stock of Grand US being converted into one ADS, evidenced by one American depositary receipt (“ADR”), representing beneficial ownership of one ordinary share of the Company, and each outstanding option and warrant to purchase Grand US’s Common Stock being converted into one option or warrant to purchase the Company’s ADSs representing beneficial ownership of one ordinary share of the Company.

•

The Company acquired from Centralink all of the issued and outstanding capital stock of Playwell in exchange for the issuance to Centralink of 5,000,000 ADSs.  Playwell is a holding company which owns four subsidiaries:  Hong Kong Toy Center Limited, a trading company which manufactures products designed by customers and Playwell branded items; Gatelink Mould Engineering Limited, a manufacturer of moulds primarily for related parties; Great Wall Alliance Limited, the holder of Playwell trademarks; and Asian World Enterprises Co. Limited, the holder of licenses for Walt Disney Company and Crayola branded products; and

•

Centralink subscribed for 5,000,000 ADSs for cash and other consideration in a total amount of $11,000,000.

A proxy statement/prospectus concerning these transactions was declared effective by the US Securities and Exchange Commission on July 29, 2004 and on August 13, 2004, at a Special Meeting of Shareholders. Grand US’s shareholders approved the reorganization merger and the issuance of the 10,000,000 ADSs to Playwell.  The reorganization merger and Playwell acquisition were completed on August 16, 2004.

a)

As of December 31, 2004, there were 15,587,282 ordinary shares of the Company issued and outstanding.  These ordinary shares are traded in the United States on Nasdaq in the form of ADSs, and are evidenced by ADRs.

b)

ADS transactions:

August 2004:

5,580,244 ADSs representing beneficial ownership of 5,580,244 ordinary shares were issued as a result of the reorganization merger of Grand US and the Company.

10,000,000 ADSs representing 10,000,000 ordinary shares were issued to Centralink, of which 5,000,000 were issued in exchange for the shares of Playwell International Limited.

December 2004:

7,038 ADSs representing 7,038 ordinary shares were issued upon exercise of stock options.

c)

The number of ordinary shares is as follows:

	December 31, 2004	December 31, 2003
Playwell, historical	-	101
Conversion factor	-	99,010
Ordinary shares	15,580,244	10,000,000
ADSs exercise	7,038	-
	15,587,282	10,000,000

For December 31, 2003, the total ordinary shares represents Playwell’s historical outstanding shares, restated to reflect the deemed August 16, 2004 acquisition of Grand US.

8.

Stock options and warrants:

Grand US maintained an amended and restated employee stock option plan (the "Old Option Plan") which provided for the issuance of up to 300,000 options to acquire common stock of Grand US.  As part of the reorganization merger, the Company agreed to issue ADSs in satisfaction of Grand US’s obligations to issue shares under the Grand US Option Plan.

On August 13, 2004, the Company adopted the Grand Toys International Limited 2004 Stock Option Plan (the "New Option Plan") which provides for the issuance of up to 1,558,024 ADSs.  In accordance with applicable Hong Kong law and Nasdaq Marketplace Rules, the New Option Plan and any options granted thereunder are subject to shareholder approval.  The Company is submitting the New Option Plan for approval at its 2005 Annual General Meeting.

Stock options granted under the Old Option Plan and New Option Plan may be incentive stock options under the requirements of the US Internal Revenue Code, or may be non-statutory stock options, which do not meet such requirements.  Options may be granted under the Old Option Plan or the New Option Plan to, in the case of incentive stock options, all employees (including officers) of the Company, or, in the case of non-statutory stock options, all employees (including officers) or non-employee directors of the Company.  Under the Old Option Plan and the New Option Plan, the exercise price of each option granted was equal to the market price of the common stock of Grand US on the grant date and an option’s maximum term is ten years.

The options granted in 2004 were granted outside the Old Option Plan and the New Option Plan, except for options to purchase 46,875 ADSs, which were automatically granted to directors under the New Option Plan.  The options granted to the directors under the New Option Plan will lapse if the New Option Plan is not approved at the 2005 Annual General Meeting.

Changes in options and warrants are as follows:

	Option Plan	Other stock options	Warrants	Total	Weighted-average exercise price per share
January 1, 2004	-	-	-	-	$-

Acquired from Grand Toys International Inc.	215,214	196,000	412,143	823,357	2.22
Granted	-	1,096,875	-	1,096,875	2.51
Exercised	(7,038)	-	-	(7,038)	0.93
Cancelled	-	(2,500)	-	(2,500)	87.60

Options and warrants
outstanding at
December 31, 2004	208,176	1,290,375	412,143	1,910,694	$2.28

Options and warrants
exercisable at
December 31, 2004	208,176	340,375	412,143	960,694	$2.02

 The 950,000 unexercisable options will vest over three years from their grant date of August 16, 2004 and September 8, 2004.

The following tables summarize information about options and warrants outstanding and exercisable at December 31, 2004:

	Options and warrants outstanding
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (yrs)

$0.01 - $1.98	323,051	$1.00	6.57
$2.12 - $3.07	1,573,643	2.42	7.53
$5.62 - $11.00	1,000	7.78	5.57
$16.00 - $87.60	13,000	16.69	4.04

	1,910,694	$2.28	7.35

	Options and warrants exercisable
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (yrs)

$0.01 - $1.96	323,051	$1.00	6.57
$2.12 - $3.07	623,643	2.23	4.31
$5.62 - $11.00	1,000	7.78	5.57
$16.00 - $87.60	13,000	16.69	4.04

	960,694	$2.02	5.07

 The weighted average fair value of options granted in 2004 was $1.58, which is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

For the year ended December 31, 2004

Weighted average expected life (years)	3

Risk-free interest rate, average of grant dates	2.93%

Volatility factor of expected market price of
Company’s ADSs	99.4%

Dividend rate	-

Pro-forma information regarding net earnings and earnings per ADS is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement (note 1).

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect their fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Compensation income of $1,922 was recorded for the year ended December 31, 2004, as a result of the application of variable accounting to modified awards.

9.

Income Taxes:

(a)

Income tax (expense) recovery consists of:

Year/Jurisdiction	Current	Deferred	Total
Year ended December 31, 2004:
HK	$608,844	$(9,996)	$598,848
US	-	(50,757)	(50,757)
Canada	-	-	-

	$608,844	$(60,753)	$548,091
Year ended December 31, 2003:
HK	$536,045	$(22,705)	$513,340

	$536,045	$(22,705)	$513,340
Year ended December 31, 2002:
HK	$84,324	$25,737	$110,061

	$84,324	$25,737	$110,061

In 2002, the tax expense on earnings from discontinued operations was $5,866,933. This amount was netted from earnings from discontinued operations.

(b)

The effective tax rate for the Company is reconcilable to statutory tax rates as follows:

	2004	2003	2002
	(%)	(%)	(%)

Hong Kong statutory income tax rate	17.5	17.5	16.0

Changes to HK tax rate resulting from:
Expenses producing no tax benefit	22.8	0.7	0.7
Income not taxable		(2.1)	(0.2)
Effect of different tax rates of subsidiaries
operating in other jurisdictions	(9.0)	-	-
Valuation allowance	16.0	(0.8)	(13.3)

Change in tax rate	-	0.5	-
Other	4.6	(1.3)	0.7
	34.4	(3.0)	(12.1)

Effective tax rate	51.9	14.5	3.9

The components of earnings before income taxes are as follows:

	2004	2003	2002
Year ended December 31:
Continuing operations:
HK	$3,285,345	$3,535,470	$2,847,518
HK – Corporate	(1,590,141)	-	-
US	(357,406)	-	-
Canada	(281,159)	-	-
Discontinued operations	-	1,239,236	27,994,984
Total earnings before income taxes	$1,056,639	$4,774,706	$30,842,502

The Company has not provided for income taxes on foreign subsidiaries’ undistributed earnings as of December 31, 2004 because the investments in the foreign subsidiaries are essentially permanent in duration.

(c)

The deferred tax liability on the balance sheet was $1,381,167 and $189,522 on December 31, 2004 and 2003, respectively. The increase in 2004 primarily relates to the deferred taxes that arose relating to the acquisition of Playwell on August 16, 2004.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

	2004	2003
Deferred tax liabilities:
Accelerated tax depreciation	$241,626	$176,451
Trademark	101,851	135,946
Intangibles	1,228,648	-
Total deferred tax liabilities	$1,572,125	$312,397

	2004	2003
Deferred tax assets:
Allowance for doubtful debts	$126,475	$122,875
Others	7,610	-
Net operating loss carry forwards	3,698,431	-
Valuation allowance	(3,641,558)	-
Total deferred tax assets	$190,958	$122,875

The estimated impact of ownership changes for income tax purposes is reflected in the above numbers.

As of December 31, 2004, Grand US has $8,145,000 of net operating losses available for tax purposes to reduce future taxable income in the United States.  These losses expire as follows:

2011	$29,000
2018	74,000
2019	346,000
2020	4,034,000
2021	942,000
2022	1,258,000
2023	983,000
2024	479,000

$8,145,000

As of December 31, 2004, Grand Toys Ltd, the Company's Canadian subsidiary, has approximately $2,605,000 (CA$3,391,000) - of losses carried forward, which can be used to reduce future taxable income. These losses expire as follows:

2006	$518,000
2007	1,800,000
2011	287,000
$2,605,000

10.

Earnings per ADS:

For the year ended December 31, 2004, options and warrants to purchase 316,250 ADSs (December 31, 2003- nil) were not included in the diluted earnings per ADS calculation as their effect is anti-dilutive.

11.

Net change in non-cash operating working capital items:

For the year ended December 31,
	2004	2003	2002
Continuing operations:
Decrease in accounts receivable	$383,513	$3,621,147	$463,951
Decrease (increase) in receivable from related companies	406,951	20,993,418	(762,297)
Decrease (increase) in inventory	492,083	(20,095)	43,818
(Increase) decrease in prepaid expenses	(2,146,423)	(416,363)	23,817
Decrease in trade accounts payable	(355,779)	(283,735)	(1,748,672)
(Decrease) increase in payable to related companies	(1,289,117)	(24,242,276)	1,149,908
Increase (decrease) in other accounts payable and	171,386	(2,207,834)	2,062,024
accrued liabilities
Decrease in income taxes payable	(805,913)	(421,299)	-
Total net change in non-cash operating working capital items	$(3,143,299)	$(2,977,037)	$1,232,549

12.

Supplemental disclosure of cash flow information:

For the year ended December 31
	2004	2003	2002
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$27,773	$23,835	$143,858
Income taxes	805,913	421,299	-

13.

Commitments:

(a)The Company has entered into long-term leases with minimum annual rental payments for the next five years and thereafter approximately as follows:

2005	$622,382
2006	374,000
2007	374,000
2008	371,000
Thereafter	266,000

Rent expense for the years ended December 31, 2004, 2003 and 2002 amounted to approximately $ 245,908, $203,984, and $477,603, respectively.

The Company’s Canadian subsidiary, Grand Toys Ltd., has entered into a long-term agreement to sub-lease a portion of its warehouse, resulting in a reduction of the minimum annual rental payments presented above of approximately $147,201, $123,344, $126,746, and $75,164 for the years 2005, 2006, 2007 and 2008, respectively.

 (b)On December 31, 2004, the Company has license agreements that include the minimum guarantees of royalties for 2005 through 2012. The amounts are $2,949,980 $1,570,111, 1,803,636, $1,875,000 for 2005 through 2008, respectively and $2,250,000 annually from 2009 to 2012.

14.

Contingencies:

Grand Toys Ltd., an indirect Canadian subsidiary of the Company was named in two lawsuits by former sales agents, dated June 12, 2000 and April 15, 2004.  In January 2005, the Company settled the latter claim for $291,181.  The settlement was recorded in the December 31, 2004 results.  In the opinion of management, it is difficult to ascertain or estimate the value of a settlement if any of the remaining claim.

On May 21, 2003, Grand US was named in a lawsuit for an alleged defective product causing personal injury.  Grand US was acting as an agent for the vendor of the alleged defective product.  This case was settled in February 2005 and the settlement is covered by insurance.

The Company believes that the ultimate resolution of the one unresolved claim will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

15.

Employee benefit plan:

Playwell has a mandatory provident fund for its Hong Kong employees. It contributes to the fund 5% of the employee member’s relevant income up to a maximum of HK $12,000 per annum.  During the year, Playwell contributed $29,573 to the fund.

Grand Toys Ltd., the indirect Canadian subsidiary of the Company, has a deferred profit sharing plan (“DPSP”) for its Canadian employees.  It contributes to the DPSP plan the lesser of (a) 50% of the employee's contribution to this plan; (b) 3% of the employee's gross earnings; or (c) CA$3,000 per employee.  During the year, the Grand Toys Ltd. contributed $8,385 to the DPSP.

16.

Related party transactions:

The Company has defined a related party as a company that is owned or controlled by the majority shareholder of Grand.

Name of related party	December 31, 2004	December 31, 2003
a) Amount due from related party:
Cornerstone Overseas Investments, Limited	1,293,273	643,988
Playwell Toy (China) Ltd.	1,005,687	-
Sunny Smile International Ltd.	997,917	87,440
Toy Biz Worldwide Limited	551,934	$ 1,931,935
Playwell Industry Limited	497,398	257,599
Dongguan Bailiwei Plaything Co. Ltd.	351,293	2,549,495
Brand Management Ltd.	164,438	-
Guangzhou Playwell Trading Co. Ltd.	155,238	-
New Adventures Corporation	31,945	-
Hua Yang Printing Holdings Co. Ltd.	3,776	-
China Retail Management	3,570	-
Great Asian Development Inc.	1,271	1,275
Long Sure Industries Ltd.	1,042	-
Dongguan Playwell Products Co. Ltd.	156	-
Total due from related party	$ 5,058,938	$ 5,471,732

b) Amount due to related party:
Zhejiang Playwell Toy Co Ltd.	1,008,705	$330,090
Playwell Industry Ltd.	380,928	2,619,340
Centralink Investments Limited	304,765	-
Directors/Shareholders	155,911	461,165
Toy Biz Worldwide Ltd	147,341	-
Hong Kong Toy USA	115,289	-
Grand Toys Ltd.	4,896	-
Total due to related party	$ 2,117,835	$ 3,410,595

The amounts are unsecured, interest-free and have no fixed term of repayment or with normal trading terms for the trading balances.

Playwell International	For the years ended December 31,
Limited	2004	2003	2002

Sales
Toy Biz Worldwide Ltd.	$ 12,562,418	$ 20,422,681	$ 459,823
Dongguan Bailiwei Plaything Co Ltd.	198,116	2,341,868	1,505,583
Toy Biz International Ltd.	-	-	52,092
Hong Kong Toy Center USA	-	-	5,219,844
Long Sure Industries Limited	-	-	80,727
	12,760,534	22,764,549	7,318,069
Purchases
Playwell Industry Ltd.	12,661,125	26,553,005	18,296,965
Zhejiang Playwell Toy Co., Ltd.	3,962,882	5,319,659	4,318,190
Dongguan Playwell Products Co Ltd.	23,409	-	-
	16,647,416	31,872,664	22,615,155

Mould income
Toy Biz Worldwide Ltd.	1,711,807	1,088,409	625,703
Playwell Industry Ltd.	494,491	31,322	447,062
Long Sure Industries Limited	-	-	6,795
	2,206,298	1,119,731	1,079,560
Commission income
Playwell Industry Ltd.	115,182	684,690	-
	115,182	684,690	-
Royalty income
Guangzhou Playwell Trading Co. Ltd.	155,074	51,883	-
	155,074	51,883	-
Purchase of assets/mould
Playwell Industry Ltd.	-	-	362,948
	-	-	362,948
Other income
Toy Biz Worldwide Ltd.	145,292	127,288	40,707
New Adventures Corporation	40,658	-	-
Playwell Industry Ltd.	1,746	-	4,308
	187,696	127,288	45,015
Other expenses
Playwell Industry Ltd.	60,227	30,771	374,263
Sunny Smile international Limited	-	-	92,121
	60,227	30,771	466,384

	August 16, 2004 to	For the years ended December 31,
Grand US	December 31, 2004	2003	2002

Purchases
Toy Biz International Ltd.	$ 575,666	$ -	$ -
Toy Biz Worldwide Ltd.	416,653	-	-
	992,319	-	-
Commissions
Toy Biz International Ltd.	12,071	-	-
Toy Biz Worldwide Ltd.	15,618	-	-
	27,689	-	-
Other income
New Adventures Corporation	16,125	-	-
	16,125	-	-

17.

Financial instruments:

a)

Fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instruments.  These estimates are subjective in nature and often cannot be determined with precision.

The fair value of the Company's financial assets and liabilities approximates their carrying value due to the immediate or short-term maturity of these financial instruments.

b)

Credit risk and economic dependence:

For the years ended December 31, 2004, approximately 16% (December 31, 2003 – 12%) of the Company’s sales were made to five unrelated companies. Three unrelated customers representing approximately 12% (December 31, 2003 - 8%) of total sales, individually accounted for 3% or more (December 31, 2003 - 2%) of total sales.

The Company regularly monitors its credit risk exposure to these and other customers and takes steps to mitigate the risk of loss.

c)

Interest rate risk:

The Company’s principal exposure to interest rate risk is with respect to its short-term financing which bears interest at floating rates.

18.

Acquisition:

On August 16, 2004, pursuant to the Subscription and Exchange Agreement, the Company acquired the shares of Playwell for 5,000,000 of the Company’s ADS.  In addition, pursuant to a Subscription and Exchange Agreement, Centralink subscribed for 5,000,000 ADSs of the Company for $8,700,000 in cash and the rights to acquire certain assets and assume certain liabilities which were the subject of an executory contract between Centralink and a third party, with a minimum value of $2,300,000.  The assets and liabilities were subsequently acquired by Grand US on September 10, 2004 and an independent valuator determined that the net value of the assets acquired was $2,300,000.  The Company also incurred acquisition costs of approximately $4,800,000. The transaction was accounted for using the purchase method and due to the accounting terms of the acquisition, Playwell is deemed to be the acquirer. The results of operations for Grand US are reflected from the date of acquisition, August 16, 2004.

Goodwill, on the balance sheet, of $14,736,315 represents the difference between the purchase price of $21,989,461 less Grand US’s fair value of its net assets, identifiable intangibles and deferred income taxes related to the intangibles. Included in Grand US’s assets was cash of $1,270,408.

On the date of the reorganization merger, the Company received $8,700,000 cash consideration upon the acquisition of Playwell.  Acquisition costs relating to the merger of approximately $2,500,000 were paid out of these proceeds.

The following table summarizes the fair value of the assets acquired and liabilities assumed in partial satisfaction of Centralink’s subscription for the Company’s ADS.

(Amounts reported in thousands)

Current assets	$8,353
Long term assets	207
Intangible assets	3,759
Goodwill	14,736
Current liabilities	(3,745)
Deferred income tax	(1,251)
Net assets acquired	$22,059

The acquired intangible assets consist of:

 (Amounts reported in thousands)

Distribution network	$1,790
Customer relationship	811
Trade name	786
Other acquired rights	372
Total intangible assets	$3,759

On August 16, 2004, the Company recorded a subscription receivable of $2,300,000.  This subscription receivable was settled by the assignment of certain rights to acquire certain assets and to assume certain liabilities under an executory contract between Centralink and a third party.  The rights to the assets and liabilities under the executory contract were acquired on September 10, 2004.  The assets acquired, consisting principally of a license right has been recorded as an intangible asset as of December 31, 2004. In addition, the legal expenses incurred to obtain the license were capitalized as an intangible asset.

The net assets acquired are as follows:

 (Amounts reported in thousands)

Cash	$362
Accounts receivable	238
Inventory	294
Fixed assets, net	331
Trade payables	(683)
Other accrued liabilities	(283)
Net Assets assumed	$259

The Company engaged Empire Valuations, an independent valuator, to perform a purchase price allocation review of this transaction. Their report was completed at December 31, 2004.

19.

Pro Forma presentation:

The following unaudited pro forma combined statement of operations gives effect to the proposed business combination of Playwell with Grand US.  The acquisition is being accounted for under the purchase method of accounting, as required by SFAS No. 141 “Business Combinations.”  Under this method of accounting, the purchase price has been allocated to the fair value of the net assets acquired, including goodwill.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2004 and December 31, 2003 combine the consolidated statements of operations of Playwell and Grand US as if the acquisition had taken place on January 1, 2004 and January 1, 2003.

The unaudited pro forma combined statement of operations is not necessarily indicative of the actual operating results that would have occurred or the future operating results that will occur as a consequence of such transactions.

The accounting policies used in the preparation of the pro forma combined statement of operations are those disclosed in Note 1 to the audited consolidated financial statements for the year ended December 31, 2004.

The pro forma combined statement of operations for the years ended December 31, 2004 and December 31, 2003 give effect to the amortization of intangibles.

Pro Forma Combined Information:
For the years ended December 31,
	2004	2003
(In thousands, except share and per share data)

Net sales	$36,417	$50,236
Gross profit	10,800	9,693

Earnings from continuing operations	$690	$2,944
Discontinued operations	-	1,239
Net Earnings available to ADS	690	$4,183

Earnings per ADS - Continuing:
Basic	$0.04	$0.19
Diluted	0.04	0.18

Weighted average number of ADS:
Basic	15,587,282	15,580,244
Diluted	17,497,976	16,626,851

20.

Subsequent event:

On March 1, 2005, the Company acquired the assets of New Jersey based International Playthings, Inc. (“IPI”), a distributor of a broad range of toys primarily to the consumer specialty markets in the United States and Canada.

The purchase price was $7,262,000 in cash and 582,730 ADSs.  The purchase price is subject to adjustment based upon IPI’s audited financial statements for the year ended December 31, 2004.  Management does not anticipate any adjustment to the purchase price.

In order to finance the cash portion of the purchase price and to provide ongoing working capital for IPI, the Company sold to Centralink an Exchangeable Note in the principal amount of US$7,675,000 for proceeds of US$7,400,000.  The Exchangeable Note bears interest at 15% per annum and will be exchangeable for 2,000,000 Series A Convertible Preference Shares of the Company if the issuance of the Preference Shares are approved by the Company’s shareholders at the 2005 Annual General Meeting which will be held on or before April 15, 2005.

Once issued, the Preference Shares will accrue preferential dividends at a rate of 10.5% per annum and will be convertible into an aggregate of 2,804,600 ADSs based upon a conversion price of $2.7365 per share.  Centralink will have voting rights for the Preference Shares equal to the number of votes that Centralink would have if the Preference Shares were converted into ordinary shares/ADSs.

GRAND TOYS INTERNATIONAL LIMITED

Signatures

Pursuant to the requirements of the Security Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 30, 2005

GRAND TOYS INTERNATIONAL LIMITED.

By: /s/ Henry Hai Lin Hu
Henry Hai Lin Hu
Chief Executive Officer and Chairman of the Board

EXHIBIT 1.3

Company Number:  866120

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

GRAND TOYS INTERNATIONAL LIMITED

(Formerly known as Genius Glory Limited)

Date of Incorporation:  The 15th day of October, 2003

INCORPORATED IN HONG KONG

THE  COMPANIES  ORDINANCE (Chapter 32)

Company Limited by Shares

MEMORANDUM OF ASSOCIATION

(as amended by a Special Resolution of the Company passed on 2nd April, 2004)

OF

Grand Toys International Limited

(formerly known as Genius Glory Limited)

The name of the Company is “Grand Toys International Limited”. (Name changed on 30th January, 2004 )2.

The Registered Office of the Company will be situated in Hong Kong.

1.

The Company has the capacity and the rights, powers and privileges of a natural person and the objects for which the Company is established are unrestricted.

2.

The liability of the Members is limited.

3.

The Share Capital of the Company is HK$100,000,000 divided into 100,000,000 shares of HK$1.00 each with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without preference, priority or special privileges, or subject to postponement of rights or to any conditions or restrictions and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

THE COMPANIES ORDINANCE  (Chapter 32)

Company Limited by Shares

NEW ARTICLES OF ASSOCIATION

(as adopted by a Special Resolution of the Company passed on 2nd April, 2004 and amended by further Special Resolutions of the Company passed on 15th April, 2005)

OF

Grand Toys International Limited

(formerly known as Genius Glory Limited (駿妍有限公司))

PRELIMINARY

1.

The regulations in Table A in the First Schedule to the Ordinance shall not apply to the Company.

INTERPRETATION

2.

(a) In these Articles, save where the context otherwise requires

“the Company”	means the above named Company;
“the Ordinance”

means the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), and includes every other Ordinance incorporated therewith or substituted therefor; and in the case of any such substitution the references in these Articles to the provisions of the Ordinance shall be read as reference to the provisions substituted therefor in the new Ordinance;

“the Board” and “the Directors”	means the Directors for the time being of the Company or the Directors present at a duly convened meeting of Directors at which a quorum is present;
“Dividend”	includes bonus;
“month”	means calendar month;
“the Office”	means the registered office of the Company for the time being;
“paid up”	includes credited as paid up;
“the Register”	means the register of members of the Company kept pursuant to the Ordinance and includes any branch register kept pursuant to the Ordinance;
“the Secretary”	means the secretary for the time being of the Company;
“the Seal”	means the common seal of the Company or any official seal that the Company may have as permitted by the Ordinance;
“these Articles”	means these Articles of Association in their present form or as altered from time to time;
“in writing” and “written”	includes cable, telex, facsimile messages and any mode of reproducing words in a legible and non-transitory form.

(b)In these Articles, if not inconsistent with the subject or context, words importing the singular number only shall include the plural number and vice versa, and words importing any gender shall include all genders and vice versa.

(c)Subject as aforesaid, any words defined in the Ordinance or any statutory modification thereof in force at the date at which these Articles become binding on the Company shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

(d)The headings are inserted for convenience only and shall not affect the construction of these Articles.

(e)Wherever any provision of these Articles (except a provision for the appointment of a proxy) requires that a communication as between the Company, its directors or members be effected in writing, the requirement may be satisfied by the communication being given in the form of an electronic record if the person to whom the communication is given consents to it being given to him in that form.

(f)Wherever any provision of these Articles requires that a meeting of the Company, its directors or members be held, the requirement may be satisfied by the meeting being held by such lawful electronic means and in such manner as may be agreed by the Company in general meeting.

Private Company

The Company is a private Company and accordingly-

3.

(a) the right to transfer shares is restricted in the manner hereinafter prescribed; (b) the number of members for the time being of the Company (exclusive of persons who are in the employment of the Company, and of persons, who having been formerly in the employment of the Company were, while in such employment and have continued after the determination of such employment to be, members of the Company) is limited to 50 provided that where 2 or more persons hold one or more shares in the Company jointly they shall for the purpose of this Article be treated as a single member; and (c) any invitation to the public to subscribe for any shares or debentures of the Company is prohibited.

Alteration of These Articles

4.

Subject to Section 13 of the Ordinance, these Articles may be altered or added to by a special resolution.

Share Capital and Variation of Rights

5.

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share in the Company may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the Company may from time to time by ordinary resolution determine.

5A.      (1)  In this Article, the following expressions shall have the following meanings except where the context otherwise requires :

            “ADS Conversion Ratio” means the Exchange Price divided by the Conversion Price;

            “Associate” means (a) in relation to an individual : (aa) his spouse and any child or step-child under the age of 18 (eighteen) years of the individual or of his spouse (“family interests”) ; (bb) the trustees, acting in their capacity as such, of any trust of which such individual or any of his family interests is a beneficiary or, in the case of a discretionary trust, is a discretionary object ; or (cc) any company in the equity capital of which such individual and/or his family interests taken together are directly or indirectly interested so as to exercise or control the exercise of 30 (thirty) per cent. or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company; and (b) in relation to a company, any other company which is its subsidiary or holding company or is a fellow subsidiary of any such holding company or one in which it and/or such other company or companies taken together are directly or indirectly interested so as to exercise or control the exercise of 30 (thirty) per cent. or more of the voting power at general meetings, or to control the composition of a majority of the board of directors;

            “Business Day” means a day (other than Saturday or Sunday) on which licensed banks are generally open for business in Hong Kong;

           “Conversion Price” means US$2.7365 (two United States Dollars and seventy-three point six five cents);

           “Depositary”  means The Bank of New York, or any successor depositary for Grand ADSs;

           “Dividend Payment Date” means 30th June and 31st December in each year;

           “Exchange Price” means US$3.8375 ( three United States Dollars and eighty-three point seven five cents);

           “Grand ADSs” means the Company’s American depositary shares, each representing beneficial ownership of one Ordinary Share in the capital of the Company;

           “Preference Shares” means convertible preference shares of HK$1.00 each in the capital of the Company and all other (if any) shares resulting from any sub-division, consolidation or reclassification thereof;

          “Preference Shareholder(s)” means a person or persons registered from time to time in the Register as (a) holder(s) of any Preference Share(s);

          “Preferential Dividend” means the cumulative preferred dividend as set out in Article 5A(2); and

          “US$” means United States Dollars, the lawful currency of the United States of America.

(2)

Preference Shares shall carry equal rights and rank pari passu with one another and, in addition to such other rights as are set out in the conditions of issue thereof, shall have the rights and restrictions set out below :

           As to dividends

(i)Each Preference Share shall confer on the holder thereof the right to receive a cumulative preferred dividend at the rate of 10.5 (ten and one half) per cent. per annum of the Exchange Price, pro-rated over any part of a year during which such Preference Share shall be outstanding, on the basis of a year of 365 (three hundred and sixty-five) days or 366 (three hundred and sixty-six) days as applicable.

(ii)The Preferential Dividend shall accrue from day to day until redemption or conversion and be payable to Preference Shareholders (a) subject to the Company having sufficient distributable profits for lawful payment of the same, semi-annually in arrears on each Dividend Payment Date in respect of the half-year ending on such respective dates, or, if any Dividend Payment Date is not a Business Day, on the next day which is a Business Day and (b) upon conversion of the Preference Shares to Ordinary Shares as hereinafter provided.

(iii)The Preferential Dividend shall be due and payable on the dates specified for payment and, notwithstanding the fact that the Preferential Dividend is expressed to be cumulative, it shall on each such date ipso facto and without any resolution of the Board or of members of the Company in general meeting (and notwithstanding anything contained in these Articles) become a debt due from and immediately payable by the Company to Preference Shareholders (subject only to the Company having sufficient distributable profits as aforesaid).

As to conversion

(iv)Each Preference Share shall be convertible into such number of Ordinary Shares as shall be calculated in accordance with the ADS Conversion Ratio.

(v)Such conversion shall be implemented in such manner as the Board shall, subject to the Ordinance and these Articles, from time to time determine. Without prejudice to the generality of the foregoing, any conversion may be effected by (a) redesignation of Preference Shares as Ordinary Shares; or (b) exchange of Preference Shares for such number of new Ordinary Shares as is calculated pursuant to item (iv) aforesaid (in this item (v) “the Relevant Ordinary Shares”), which Relevant Ordinary Shares shall be allotted and issued to the holder of the Preference Shares or as it shall direct; or (c) redemption or repurchase of such Preference Shares at the Exchange Price out of (aa) the capital paid up on such Preference Shares or (bb) the funds of the Company otherwise available for dividend or distribution with the proceeds of redemption or repurchase thereof applied by the Preference Shareholder as payment in full by way of subscription for the Relevant Ordinary Shares or (cc) the proceeds of a fresh issue of the Relevant Ordinary Shares made for the purpose of the redemption or repurchase or any combination of (aa) and/or (bb) and/or (cc).

(vi)Immediately following conversion, the holder of the Ordinary Shares or new Ordinary Shares, if a person other than the Depositary, shall deliver to the Company a duly executed and stamped instrument of transfer in respect thereof in favour of the Depositary and the Company shall thereupon cause the transfer of such Ordinary Shares or new Ordinary Shares to be approved and registered. In the case both of any such transfer of Ordinary Shares, or of any issue of new Ordinary Shares, to the Depositary, (a) the Preference Shareholder shall deliver to the Company for cancellation the share certificate(s) in respect of the Preference Shares so converted; and (b) the Company shall thereupon forthwith deposit a certificate for such Ordinary Shares or new Ordinary Shares with the Depositary with irrevocable instructions to issue to the former holder of the Preference Shares such number of Grand ADSs as is equivalent to the number of such Ordinary Shares or new Ordinary Shares.

(vii)Any Preference Shareholder shall be entitled to convert its Preference Shares, in whole (but not in part) into Ordinary Shares in the manner set out above at any time after the date on which the Preference Shares are issued, upon giving to the Company not less than 10 (ten) nor more than 30 (thirty) days’ prior written notice. Upon such conversion, the Company shall, subject to it having sufficient distributable profits for lawful payment of the same, pay to the Preference Shareholder all Preferential Dividends accrued but unpaid to the date of conversion; provided that the Company may elect to, and if and to the extent that the amount of such Preferential Dividends exceeds the amount of such distributable profits shall, subject to the same being lawful, in lieu of paying cash, issue and deposit with the Depositary such number of Ordinary Shares as shall be determined by dividing the aggregate accrued Preferential Dividends by the average closing price of Grand ADSs on the NASDAQ SmallCap Market for the 40 (forty) consecutive trading days immediately prior to such issue (but in no event less than the nominal value thereof), and shall direct the Depositary forthwith to issue to the former holder of the Preference Shares an equivalent number of Grand ADSs.

(viii)The Company shall be entitled at any time to give written notice to any Preference Shareholder requiring it to convert the whole (and not part only) of its Preference Shares into such number of Ordinary Shares as shall be calculated in accordance with the ADS Conversion Ratio in accordance with the manner set out in items (v) and (vi) above, if (a) subject as provided below, Grand ADSs have traded at a premium of at least 5 (five) per cent. above the Conversion Price for at least 45 (forty-five) days prior to the date on which such notice is given; and (b) the Company shall have paid to all Preference Shareholders in aggregate, at any time prior to or at the time of such conversion, Preferential Dividends in cash of a minimum cumulative amount of US$767,500 (seven hundred and sixty-seven thousand and five hundred United States Dollars). The provisions of item (vii) above shall apply mutatis mutandis in respect of any Preferential Dividends accrued but unpaid to the date of conversion. The trading premium requirement set out above shall lapse upon the occurrence of a public offering of securities by the Company resulting in proceeds of not less than US$50,000,000 (fifty million United States Dollars).

          Liquidation preference

(ix)Upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the assets of the Company available for distribution to members shall be applied (a) first, in paying to Preference Shareholders an amount equal to the Exchange Price in respect of each Preference Share held by them, and if the assets of the Company are insufficient to pay such amount, then (if there is more than one Preference Shareholder) in paying to Preference Shareholders an amount equal to the Exchange Price ratably in respect of each Preference Share held by them; (b) second, in paying to Preference Shareholders all arrears and accruals of Preferential Dividends; and (c) third,  in paying to the holders of Ordinary Shares any surplus assets which shall be distributed ratably amongst such holders according to the amounts paid up thereon.

           Voting rights

(x)Preference Shareholders shall be entitled to receive notice of, and to attend and vote at, all general meetings of the Company.

(xi)On a vote taken at any general meeting of the Company on a show of hands, any Preference Shareholder present in person or, being a corporation, by a representative, shall be entitled to vote in the same manner as any holder of Ordinary Shares. On a poll, Preference Shareholders present in person or by proxy or, being a corporation, by a representative, shall be entitled to such number of votes equal to the number of Ordinary Shares into which Preference Shares held by them are then convertible in accordance with the relevant provisions of this Article.

           Pre-emptive right

(xii)For so long as more than 100,000 (one hundred thousand) Preference Shares are in issue and outstanding, each Preference Shareholder shall have a right of pre-emption to the extent of its pro rata share (based on the percentage of the Company’s outstanding issued share capital owned by it) in relation to any new securities offered by the Company to any third party, other than Centralink Investments Limited or any of its Associates, at the same price and on the same terms and conditions as the Company shall offer such securities to such third parties.

(xiii)Such right of pre-emption shall not apply to the issue by the Company of Ordinary Shares, or by the Depositary of corresponding Grand ADSs, or the grant of options in respect thereof, pursuant to any employee share option scheme in force at any time whilst more than 100,000 (one hundred thousand) Preference Shares remain in issue and outstanding.

           Transferability

(xiv)Preference Shares shall be non-transferable except to (a) Associates of Centralink Investments Limited; (b) any person to whom Preference Shares are transmitted from any holder thereof whether by will or other testamentary disposition or the laws of intestacy or descent, including members of such holder’s family, which includes his or her spouse and children and any other natural person who resides with such holder; or (c) any trust which is for the exclusive benefit of, or any partnership or limited liability company the partners or members of which are limited to, holders of Preference Shares and/or permitted transferees of such holders as set out in (a) or (b) above.

(xv)Any such permitted transfer shall be effected by instrument of transfer, and shall be registered by the Company, in the same manner mutatis mutandis as these Articles provide in respect of Ordinary Shares.

           Variation of rights

(xvi)All or any of the special rights and privileges for the time being attached to Preference Shares (notwithstanding any pending or actual liquidation of the Company) may, either with the prior written consent of the holders of not less than three-fourths of the Preference Shares or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of Preference Shares duly convened and held as hereinafter provided, be varied or abrogated. To every such separate meeting, the provisions of these Articles with respect to notice or proceedings at general meetings shall apply mutatis mutandis, but so that any such meeting shall not be quorate unless the holder or holders of a majority of the Preference Shares is or are present in person, by proxy or, being a corporation, by a representative.

6.

Subject to sections 49 to 49S of the Ordinance, the Company may issue shares on the terms that they are, or at the option of the Company or the holder of the shares are liable, to be redeemed on such terms and in such manner as may be provided by these Articles.

7.

If at any time the share capital is divided into different classes of shares, the rights attached to any class may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class.

8.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

9.

The Company may exercise the powers of paying commissions conferred by section 46 of the Ordinance, provided that the rate per cent or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the said section and the rate of the commission shall not exceed the rate of 10 per cent of the price at which the shares in respect whereof the same is paid are issued or an amount equal to 10 per cent of such price (as the case may be). Such commission may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

10.

Except as required by law, no person shall be recognized by the Company as holding any share upon any trust, and the Company shall not be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

11.

Every person whose name is entered as a member in the Register shall be entitled without payment to receive within 2 months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) one certificate for all his shares or several certificates each for one or more of his shares upon payment of $5 for every certificate after the first or such lesser sum as the directors shall from time to time determine. Every certificate shall be under the Seal and shall specify the shares to which it relates and the amount paid up thereon. Provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

12.

If a share certificate be defaced, lost or destroyed, it may be renewed on payment of a fee of $5 or such lesser sum and on such other terms (if any) as to evidence and indemnity and the payment of out-of-pocket expenses of the Company of investigating evidence as the directors think fit.

Lien

13.

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share, and the Company shall also have a first and paramount lien on all shares (other than fully paid shares) standing registered in the name of a single person for all moneys presently payable by him or his estate to the Company; but the directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The Company's lien, if any, on a share shall extend to all Dividends payable thereon.

14.

The Company may sell, in such manner as the directors think fit, any shares on which the Company has a lien, but no sale shall be made unless a sum in respect of which the lien exists is presently payable, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the person entitled thereto by reason of his death or bankruptcy.

15.

To give effect to any such sale the directors may authorize some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

16.

The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue, if any, shall (subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

Calls on Shares

17.

The directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times, provided that no call shall exceed one-fourth of the nominal value of the share or be payable at less than one month from the date fixed for the payment of the last preceding call, and each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the directors may determine.

18.

A call shall be deemed to have been made at the time when the resolution of the directors authorizing the call was passed and may be required to be paid by instalments.

19.

The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

20.

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate not exceeding 10 per cent per annum as the directors may determine, but the directors shall be at liberty to waive payment of such interest wholly or in part.

21.

Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

22.

The directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment.

23.

The directors may, if they think fit, receive from any member willing to advance the same, all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become payable) pay interest at such rate not exceeding (unless the Company in general meeting shall otherwise direct) 8 per cent per annum, as may be agreed upon between the directors and the member paying such sum in advance.

Transfer of Shares

24.

The instrument of transfer of any share shall be executed by or on behalf of the transferor and transferee, and the transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register in respect thereof.

25.

Subject to such of the restrictions of these Articles as may be applicable, any member may transfer all or any of his shares by instrument in writing in any usual or common form or any other form which the directors may approve.

26.

The directors may, in their absolute discretion and without giving any reason therefor, decline to register any transfer of any share, whether or not it is a fully paid share.

27.

The directors may also decline to recognize any instrument of transfer unless:

(a)a fee of $5 or such lesser sum as the directors may from time to time require is paid to the Company in respect thereof;

(b)the instrument of transfer is accompanied by the certificate of the shares to which it relates, and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; and

(c)the instrument of transfer is in respect of only one class of share.

28.

If the directors refuse to register a transfer they shall within 2 months after the date on which the transfer was lodged with the Company send to the transferor and transferee notice of the refusal.

29.

The registration of transfers may be suspended at such times and for such periods as the directors may from time to time determine, provided always that such registration shall not be suspended in any year for more than 30 days or, where the period for closing the register of members is extended in respect of that year under section 99(2)(a) of the Ordinance, for more than that extended period.

30.

The Company shall be entitled to charge a fee not exceeding $5 on the registration of every grant of probate, letters of administration, certificate of death or marriage, power of attorney, or other instrument.

Transmission of Shares

31.

In case of the death of a member the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares; but nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by him with other persons.

32.

Any person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as may from time to time properly be required by the directors and subject as hereinafter provided, elect either to be registered himself as holder of the share or to have some person nominated by him registered as the transferee thereof, but the directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that member before his death or bankruptcy, as the case may be.

33.

If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to have another person registered he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the death or bankruptcy of the member had not occurred and the notice or transfer were a transfer signed by that member.

34.

A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not before being registered as a member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company:

Provided always that the directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 days the directors may thereafter withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

35.

Any person to whom the right to any shares in the Company has been transmitted by operation of law shall, if the directors refuse to register the transfer, be entitled to call on the directors to furnish within 28 days a statement of the reasons for the refusal.

Forfeiture of Shares

36.

If a member fails to pay any call or installment of a call on the day appointed for payment thereof, the directors may, at any time thereafter during such time as any part of the call or installment remains unpaid, serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued.

37.

The notice shall name a further day (not earlier than the expiration of 14 days from the date of service of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

38.

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the directors to that effect.

39.

A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the directors think fit.

40.

A person whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which, at the date of forfeiture, were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares.

41.

A statutory declaration in writing that the declarant is a director or the secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

42.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Conversion of Shares into Stock

43.

The Company may by ordinary resolution convert any paid-up shares into stock, and reconvert any stock into paid-up shares of any denomination.

44.

The holders of stock may transfer the same, or any part thereof, in the same manner, and subject to the same regulations, as and subject to which the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit; and the directors may from time to time fix the minimum amount of stock transferable but so that such minimum shall not exceed the nominal amount of the shares from which the stock arose.

45.

The holders of stock shall, according to the amount of stock held by them, have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred by an amount of stock which would not, if existing in shares, have conferred that privilege or advantage.

46.

Such of the Articles as are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" therein shall include "stock" and "stockholder".

Alteration of Capital

47.

The Company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe.

48.

The Company may by ordinary resolution:

(a)consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b)sub-divide its existing shares, or any of them, into shares of smaller amount than is fixed by the memorandum of association subject, nevertheless, to the provisions of section 53(1)(d) of the Ordinance;

(c)cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

49.

The Company may by special resolution reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorized, and consent required, by law.

Purchase of own Shares

50.

A.  Subject to sections 49 to 49S of the Ordinance, the Company may purchase its own shares (including any redeemable shares).

50.

B.  Notwithstanding section 49B(1) and (2) of the Ordinance but subject to sections 49 of the Ordinance (except that such purchases may be made either out of or otherwise than out of the distributable profits of the Company or the proceeds of a fresh issue of shares), the Company may purchase its own shares (including any redeemable shares) in order to:

(a)settle or compromise a debt or claim;

(b)eliminate a fractional share or fractional entitlement or an odd lot of shares (as defined in section 49B(5) of the Ordinance);

(c)fulfil an agreement in which the Company has an option, or under which the Company is obliged, to purchase shares under an employee share scheme which had previously been approved by the Company in general meeting; or

(d)comply with an order of the court under:

(i)section 8(4);

(ii)section 47G(5), where such order provides for the matters referred to in section 47G(6); or

(iii)section 168A(2),

of the Ordinance.

Allotment of Shares

51.

The directors shall not exercise any power conferred on them to allot shares in the Company without the prior approval of the Company in general meeting where such approval is required by section 57B of the Ordinance.

General Meetings

52.

The Company shall in each year hold a general meeting as its annual general meeting in addition to any other meetings in that year, and shall specify the meeting as such in the notices calling it; and not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of the next. Provided that so long as the Company holds its first annual general meeting within 18 months of its incorporation, it need not hold it in the year of its incorporation or in the following year. The annual general meeting shall be held at such time and place as the directors shall appoint.

53.

A.  All general meetings other than annual general meetings shall be called extraordinary general meetings.

53.

B.  A resolution in writing signed by all members in the manner required by section 116B of the Ordinance shall be as valid and effectual as a resolution passed at a general meeting duly convened and held.

54.

The directors may, whenever they think fit, convene an extraordinary general meeting, and extraordinary general meetings shall also be convened on such requisition, or in default, may be convened by such requisitionists, as is provided by section 113 of the Ordinance. If at any time there are not within Hong Kong sufficient directors capable of acting to form a quorum, any director or any 2 members of the Company may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the directors.

Notice of General Meetings

55.

An annual general meeting and a meeting called for the passing of a special resolution shall be called by 21 days' notice in writing at the least, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by 14 days' notice in writing at the least. The notice shall be exclusive of the day on which it is served or deemed to be served and of the day for which it is given, and shall specify the place, the day and the hour of meeting and, in case of special business, the general nature of that business, and shall be given, in manner hereinafter mentioned or in such other manner, if any, as may be prescribed by the Company in general meeting, to such persons as are, under these Articles, entitled to receive such notices from the Company:

Provided that a meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in this Article, be deemed to have been duly called if it is so agreed:

(a)in the case of a meeting called as the annual general meeting, by all the members entitled to attend and vote thereat; and

(b)in the case of any other meeting, by a majority in number of the members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent in nominal value of the shares giving that right.

56.

The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

Proceedings at General Meetings

57.

All business shall be deemed special that is transacted at an extraordinary general meeting, and also all that is transacted at an annual general meeting, with the exception of declaring a dividend, the consideration of the accounts, balance sheets, and the reports of the directors and auditors, the election of directors in the place of those retiring and the appointment of, and the fixing of the remuneration of, the auditors.

58.

No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business and continues to be present until the conclusion of the meeting; save as herein otherwise provided, 2 members present in person or by proxy and holding at least fifty-one percent of the paid-up capital of the Company shall be a quorum.

59.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members present shall be a quorum.

60.

The chairman, if any, of the board of directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within 15 minutes after the time appointed for the holding of the meeting or is unwilling to act or is absent from Hong Kong or has given notice to the Company of his intention not to attend the meeting, the directors present shall elect one of their number to be chairman of the meeting.

61.

If at any meeting no director is willing to act as chairman or if no director is present within 15 minutes after the time appointed for holding the meeting, the members present shall choose one of their number to be chairman of the meeting.

62.

The chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

63.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a)by the chairman; or

(b)by at least 2 members present in person or by proxy; or

(c)by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d)by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.  The demand for a poll may be withdrawn.

64.

Except as provided in Article 66, if a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

65.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

66.

A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with pending the taking of the poll.

Votes of Members

67.

Subject to any rights or restrictions for the time being attached to any class or classes of shares, on a show of hands every member present in person shall have one vote, and on a poll every member shall have one vote for each share of which he is the holder.

68.

In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register.

69.

A member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other person may, on a poll, vote by proxy.

70.

No member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

71.

No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairman of the meeting, whose decision shall be final and conclusive.

72.

On a poll votes may be given either personally or by proxy.

73.

The instrument appointing a proxy shall be in writing under the hand of the appointer or of his attorney duly authorized in writing, or, if the appointer is a corporation, either under seal, or under the hand of an officer or attorney duly authorized, A proxy need not be a member of the Company.

74.

The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy of that power or authority shall be deposited at the Office or at such other place within Hong Kong as is specified for that purpose in the notice convening the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting, at which the person named in the instrument proposes to vote, or, in the case of a poll, not less than 24 hours before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid.

75.

An instrument appointing a proxy shall be in the following form or a form as near thereto as circumstances admit-

" Grand Toys International Limited

I/We, of

, being a member/members of the

above-named Company, hereby appoint

of , or failing him,	of

, as my/our proxy to vote for me/us on my/our behalf at the [annual or extraordinary, as the case may be] general meeting of the Company to be held on the day of                , and at any adjournment thereof.

Signed this

 day of             ".

76.

Where it is desired to afford members an opportunity of voting for or against a resolution the instrument appointing a proxy shall be in the following form or a form as near thereto as circumstances admit-

" Grand Toys International Limited

I/We, , of

, being a member/members of the

Above-named Company, hereby appoint	of
, or failing him, of	,

as my/our proxy to vote for me/us on my/our behalf at the [annual or extraordinary, as the case may be] general meeting of the Company, to be held on the day of            , and at any adjournment thereof.

Signed this

 day of

This form is to be used	*in favour of	the resolution.
against

Unless otherwise instructed, the proxy will vote as he thinks fit.

*Strike out whichever is not desired.".

77.

The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

78.

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the Office before the commencement of the meeting or adjourned meeting at which the proxy is used.

Corporations acting by Representatives at Meetings

79.

Any corporation which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company.

Directors

80.

Unless and until the Company in general meeting shall otherwise determine, the number of directors shall be not less than two and not more than five.

81.

The remuneration of the directors shall from time to time be determined by the Company in general meeting. Such remuneration shall be deemed to accrue from day to day. The directors may also be paid all traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of the directors or any committee of the directors or general meetings of the Company or in connexion with the business of the Company.

82.

The shareholding qualification for directors may be fixed by the Company in general meeting, and unless and until so fixed no qualification shall be required.

83.

A director of the Company may be or become a director or other officer of, or otherwise interested in, any other Company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and, subject to the Ordinance, no such director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other Company unless the Company otherwise directs.

Borrowing Powers

84.

The directors may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and, subject to section 57B of the Ordinance, convertible debentures and convertible debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

Powers and Duties of Directors

85.

Subject to the provisions of the Ordinance, the memorandum and articles and to any directions given by special resolution, the business and affairs of the Company shall be managed by the directors, who may exercise all the powers of the Company.  No alteration of the memorandum or articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given.  The powers given by this Article shall not be limited by any special power given to the directors by these Articles, and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors.

86.

The directors may from time to time and at any time by power of attorney appoint any Company, firm or person or body of persons, whether nominated directly or indirectly by the directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the directors may think fit and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

87.

The Company may exercise the powers conferred by section 35 of the Ordinance with regard to having an official seal for use outside Hong Kong, and such powers shall be vested in the directors.

88.

The Company may exercise the powers conferred upon the Company by sections 103, 104 and 106 of the Ordinance with regard to the keeping of a branch register, and the directors may (subject to the provisions of those sections) make and vary such regulations as they may think fit respecting the keeping of any such register.

89.

 (1)  A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract (being a contract of significance in relation to the Company's business) with the Company shall, if his interest in the contract or proposed contract is material, declare the nature of his interest at a meeting of the directors in accordance with section 162 of the Ordinance.

 (2)  A director shall not vote in respect of any such contract or arrangement in which he is so interested, and if he shall do so his vote shall not be counted, nor shall he be counted in the quorum present at the meeting, but neither of these prohibitions shall apply to:-

(a)any arrangement for giving any director any security or indemnity in respect of money lent by him to or obligations undertaken by him for the benefit of the Company; or

(b)any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company for which the director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the deposit of a security; or

(c)any contract by a director to subscribe for or underwrite shares or debentures of the Company; or

(d)any contract or arrangement with any other Company in which he is interested only as an officer of the Company or as holder of shares or other securities,

and these prohibitions may at any time be suspended or relaxed to any extent, and either generally or in respect of any particular contract, arrangement or transaction, by the Company in general meeting.

 (3)  A director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of director for such period and on such terms (as to remuneration and otherwise) as the directors may determine and no director or intending director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any director is in any way interested, be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such director holding that office or of the fiduciary relation thereby established.

 (4)  A director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged, and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof.

 (5)  Any director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a director; provided that nothing herein contained shall authorize a director or his firm to act as auditor to the Company.

90.

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the directors shall from time to time by resolution determine.

91.

The directors shall cause minutes to be made in books provided for the purpose:

(a)of all appointments of officers made by the directors;

(b)of the names of the directors present at each meeting of the directors and of any committee of the directors;

(c)of all resolutions and proceedings at all meetings of the Company, and of the directors, and of committees of directors,

and every director present at any meeting of directors or committee of directors shall sign his name in a book to be kept for that purpose.

92.

The directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any other salaried office or place of profit with the Company or to the director's spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Disqualification of Directors

93.

The office of director shall be vacated if the director:

(a)ceases to be a director by virtue of section 155 of the Ordinance; or

(b)becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c)becomes prohibited from being a director by reason of any disqualification order made under Part IVA of the Ordinance; or

(d)becomes of unsound mind; or

(e)resigns his office by notice in writing to the Company given in accordance with section 157D(3)(a) of the Ordinance; or

(f)shall for more than 6 months have been absent without permission of the directors from meetings of the directors held during that period.

Retirement  of Directors

94.

At each annual general meeting of the Company, all the directors shall retire from office.

95.

 retiring director shall be eligible for re-election.

96.

The Company at the meeting at which a director retires in manner aforesaid may fill the vacated office by electing a person thereto, and in default the retiring director shall if offering himself for re-election be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such director shall have been put to the meeting and lost.

97.

No person other than a director retiring at the meeting shall unless recommended by the directors be eligible for election to the office of director at any general meeting unless not less than 3 nor more than 21 days before the date appointed for the meeting there shall have been left at the Office notice in writing, signed by a member duly qualified to attend and vote at the meeting for which such notice is given, of his intention to propose such person for election, and also notice in writing signed by that person of his willingness to be elected.

98.

The Company may from time to time by ordinary resolution increase or reduce the number of directors. .

99.

The directors shall have power at any time, and from time to time, to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing directors, but so that the total number of directors shall not at any time exceed the number fixed in accordance with these Articles. Any director so appointed shall hold office only until the next following annual general meeting, and shall then be eligible for re-election.

100.

The Company may by ordinary resolution remove any director before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such director. Such removal shall be without prejudice to any claim such director may have for damages for breach of any contract of service between him and the Company.

101.

The Company may by ordinary resolution appoint another person in place of a director removed from office under the immediately preceding Article, and without prejudice to the powers of the directors under Article 99  the Company in general meeting may appoint any person to be a director either to fill a casual vacancy or as an additional director. A person appointed in place of a director so removed or to fill such a vacancy shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last elected a director.

Proceedings of Directors

102.

The directors may meet together for the despatch of business, adjourn, and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A director may, and the secretary on the requisition of a director shall, at any time summon a meeting of the directors. It shall not be necessary to give notice of a meeting of directors to any director for the time being absent from Hong Kong.

103.

The quorum necessary for the transaction of the business of the directors may be fixed by the directors, and unless so fixed shall be 2.

104.

The continuing directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of directors, the continuing directors or director may act for the purpose of increasing the number of directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

105.

The directors may elect a chairman of their meetings and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within 5 minutes after the time appointed for holding the same, the directors present may choose one of their number to be chairman of the meeting.

106.

The directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors.

107.

A committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meeting the chairman is not present within 5 minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

108.

A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the chairman shall have a second or casting vote.

109.

All acts done by any meeting of the directors or of a committee of directors or by any person acting as a director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a director.

110.

A resolution in writing, signed by all the directors for the time being entitled to receive notice of a meeting of the directors, shall be as valid and effectual as if it had been passed at a meeting of the directors duly convened and held:

Provided that this Article shall not apply in relation to any contract or arrangement (not being one of the types specified in Article 89 (2)) in which a director or directors are interested, unless the number of directors signing the resolution who are not interested in the contract or arrangement would have constituted a quorum of directors if a meeting had been held for the purpose of considering the contract or arrangement.

Managing Director

111.

The directors may from time to time appoint one or more of their body to the office of managing director for such period and on such terms as they think fit, and, subject to the terms of any agreement entered into in any particular case, may revoke such appointment. A director so appointed shall not, whilst holding that office, be subject to retirement by rotation or be taken into account in determining the rotation of retirement of directors, but his appointment shall be automatically determined if he cease from any cause to be a director.

112.

A managing director shall receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the directors may determine.

113.

The directors may entrust to and confer upon a managing director any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Secretary

114.

The Secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit; and any Secretary so appointed may be removed by them.

115.

A provision of the Ordinance or these Articles requiring or authorizing a thing to be done by or to a director and the Secretary shall not be satisfied by its being done by or to the same person acting both as director and as, or in place of, the Secretary.

The Seal

116.

The directors shall provide for the safe custody of the Seal, which shall only be used by the authority of the directors or of a committee of the directors authorized by the directors in that behalf, and every instrument to which the Seal shall be affixed shall be signed by a director and shall be countersigned by the Secretary or by a second director or by some other person appointed by the directors for the purpose.

Dividends and Reserve

117.

The Company in general meeting may declare Dividends, but no Dividend shall exceed the amount recommended by the directors.

118.

The directors may from time to time pay to the members such interim Dividends as appear to the directors to be justified by the profits of the Company.

119.

No Dividend shall be paid otherwise than out of profits in accordance with the provisions of Part IIA of the Ordinance.

120.

The directors may, before recommending any Dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the directors, be applicable for any purpose to which the profits of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the directors may from time to time think fit. The directors may also without placing the same to reserve carry forward any profits which they may think prudent not to divide.

121.

Subject to the rights of persons, if any, entitled to shares with special rights as to Dividend, all Dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect whereof the Dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share. All Dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the Dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for Dividend accordingly.

122.

The directors may deduct from any Dividend payable to any member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to the shares of the Company.

123.

Any general meeting declaring a Dividend or bonus may direct payment of such dividend or bonus wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures or debenture stock of any other Company or in any one or more of such ways, and the directors shall give effect to such resolution, and where any difficulty arises in regard to such distribution, the directors may settle the same as they think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the directors.

124.

Any Dividend, bonus, interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named on the Register or to such person and to such address as the holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of 2 or more joint holders may give effectual receipts for any Dividends, bonuses, interest or other moneys payable in respect of the shares held by them as joint holders.

125.

No Dividend shall bear interest against the Company.

Accounts

126.

The directors shall cause proper books of account to be kept with respect to:

(a)all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;

(b)all sales and purchases of goods by the Company; and

(c)the assets and liabilities of the Company.

Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

127.

The books of account shall be kept at the Office, or, subject to section 121(3) of the Ordinance, at such other place or places as the directors think fit, and shall always be open to the inspection of the directors.

128.

The directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of members not being directors, and no member (not being a director) shall have any right of inspecting any account or book or document of the Company except as conferred by statute or authorized by the directors or by the Company in general meeting.

129.

The directors shall from time to time, in accordance with sections 122, 124 and 129D of the Ordinance, cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are referred to in those sections.

130.

A copy of every balance sheet (including every document required by law to be annexed thereto) which is to be laid before the Company in general meeting, together with a copy of the directors' report and a copy of the auditors' report, shall not less than 21 days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to all persons other than members or holders of debentures of the Company, being persons entitled to receive notices of general meetings of the Company:

Provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures.

Capitalization of Profits

131.

The Company in general meeting may upon the recommendation of the directors resolve that it is desirable to capitalize any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sum be set free for distribution amongst the members who would have been entitled thereto if distributed by way of Dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted and distributed credited as fully paid up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the directors shall give effect to such resolution:

Provided that a share premium account and a capital redemption reserve fund may, for the purposes of this Article, only be applied in the paying up of unissued shares to be allotted to members of the Company as fully paid bonus shares.

132.

Whenever such a resolution as aforesaid shall have been passed the directors shall make all appropriations and applications of the undivided profits resolved to be capitalized thereby, and all allotments and issues of fully-paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorize any person to enter on behalf of all the members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalization, or (as the case may require) for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalized, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

Audit

133.

Auditors shall be appointed and their duties regulated in accordance with sections 131, 132, 133, 140, 140A, 140B and 141 of the Ordinance.

Notices

134.

A notice may be given by the Company to any member either personally or by sending it by post to him or to his registered address. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, prepaying, and posting a letter containing the notice, and to have been effected in the case of a notice of a meeting at the expiration of 48 hours after the letter containing the same is posted, and in any other case at the time at which the letter would be delivered in the ordinary course of post.

135.

A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

136.

A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for the purpose by the persons claiming to be so entitled or (until such an address has been so supplied to the Company) by giving the notice in the manner in which the same might have been given as if the death or bankruptcy had not occurred.

137.

Notice of every general meeting shall be given in any manner hereinbefore authorized to:

(a)every member;

(b)every person entitled to a share in consequence of the death or bankruptcy of a member who, but for his death or bankruptcy, would be entitled to receive notice of the meeting; and

(c)the auditor for the time being of the Company.

No other person shall be entitled to receive notices of general meetings.

Winding up

138.

If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Ordinance, divide amongst the members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability.

139.                                                Indemnity

Every director, managing director, agent, auditor, Secretary and other officer for the time being of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in relation to the Company in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connexion with any application under section 358 of the Ordinance in which relief is granted to him by the court.

EXHIBIT 4.3

AMENDED AND RESTATED CONSULTING AGREEMENT

This AMENDED AND RESTATED AGREEMENT is made and entered into as of the 16th day of August, 2004 and amended and restated as of September 1, 2004, by and between GRAND TOYS INTERNATIONAL LIMITED, a limited company organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China having its registered office at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong (“Grand”), and ELLIOT L. BIER, a Canadian citizen residing at 638 Lansdowne Ave., Westmount, Quebec, Canada H3Y 2B8 (“Bier”).

WHEREAS, Grand, through its wholly-owned subsidiaries, is engaged in the business of designing, developing, producing, marketing, distributing, importing and selling toys and toy-related products (the “Business”).

WHEREAS, on August 16, 2004, Grand engaged Bier as an executive director and Vice Chairman of the Board of Directors of Grand (the “Board”); and

WHEREAS, Grand desires to engage Bier in the additional capacity as Deputy Chief Executive Officer of Grand, and Bier is willing to serve Grand in such capacity, all upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound, agree to amend and restate this Agreement as follows:

1. CONSULTING SERVICES.

Bier is hereby retained by Grand as an independent contractor, and not as an employee, to act as executive director and Vice Chairman of Grand.

2. TERM

The term of this Agreement shall be for a period commencing on the date hereof and ending on the date of Grand’s annual general meeting in 2007 (but in no event later than December 31, 2007) unless sooner terminated as hereinafter provided (the “Term”).

3. DUTIES; EFFORTS; INDEMNIFICATION.

(a)

During the term of this Agreement, Bier shall serve as a director and Vice Chairman of Grand and Deputy Executive Officer.  In this regard, Bier shall be responsible for the management of Grand’s general business affairs in North America, including general oversight of North American operations and acquisition initiatives.  His responsibilities shall also include the provision of advice and assistance to the Board and its Chairman with regard to major corporate development initiatives, including worldwide mergers and acquisitions and in matters of corporate governance.  He shall also act, if and as requested by the Chairman, in the place and stead of the latter as a corporate spokesman and in the management of investor relations. All duties to be rendered by Bier shall be commensurate with his position as a director, Vice Chairman and Deputy Chief Executive Officer.  Bier shall report directly to the Chairman of the Board of Grand and no other chief executive officer will be appointed with authority over the North American operations of Grand.  In order to enable Bier to discharge his functions as such, management will, throughout the Term, at each general meeting of Grand at which directors are elected, nominate Bier for election as a director.  Bier shall be based in the greater Montreal, Quebec metropolitan area and shall undertake such domestic and foreign travel as shall be reasonably required to fulfill his duties.

(b)

Bier and Grand acknowledge that he is not being engaged as an employee of Grand and, as such, Bier’s relationship with Grand is that of an independent contractor and Bier shall be required to devote only such amount of his business time during the Term as Bier shall reasonably determine in good faith to be necessary for the fulfillment of his duties and obligations hereunder and as a director of Grand.  Grand further acknowledges that Bier also serves as managing partner of the Adessky Poulin law firm and that Bier and the Adessky Poulin law firm are or may be engaged by clients which are involved in businesses that may be Competing Businesses (as defined in Section 7(a)(iii)).  Nothing herein will be deemed to restrict Bier or the Adessky Poulin law firm from representing such other clients in such Competing Business (regardless of the effects thereof on Grand or its subsidiaries or affiliates), provided that this sentence shall not be construed as relieving Bier, in his individual capacity as a director of Grand, from any duty or obligation to Grand or its shareholders under applicable statutory or common law.

(c)

Subject to and in accordance with the provisions of the Memorandum and Articles of Association of Grand, Grand shall indemnify Bier to the fullest extent permitted by applicable law for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and attorney’s fees) incurred or paid by Bier in connection with any third party action, suit, investigation or proceeding arising out of or relating to the performance by Bier of services for, or the acting by Bier as a director, officer or consultant of, Grand or of any other person or entity at Grand’s request, and Grand shall advance to Bier or pay on his behalf such amounts as the directors of Grand determine to be due by reason of such indemnification. Grand shall use its reasonable best efforts to purchase and maintain during the Term directors’ and officers’ insurance with a liability limit commensurate with that of the comparable insurance previously maintained by Grand Toys International, Inc.; provided that if, in the opinion of the Board, coverage in that amount is not available on commercially reasonable terms, it shall purchase and maintain insurance with such lower liability is it deems commercially reasonable.

4. CONSULTING FEES; EXPENSES; AND BENEFITS.

(a)

Consulting Fees.

i.

Consutling Fee.  Effective September 1, 2004, Grand shall pay to Bier a consulting fee at a rate of US$300,000 per annum, payable at the same time and in the same manner as Grand’s practices for paying its executive employees.  The Board will review the consulting fee not less than annually during the Term with a view to ensuring that it remains commensurate with the time and effort required for the discharge of his responsibilities pursuant to this Agreement.  The consulting fee provided hereunder, as increased by the Board from time to time (the “Consulting Fee”), shall not be reduced without Bier’s consent.

ii.

Guaranteed Bonus.  Bier shall be entitled to a guaranteed bonus, payable on each of the first, second and third anniversaries of the date hereof, which shall be in an amount equal to forty percent (40%) of the amount of the Consulting Fee he shall have received during the twelve-month period ending on each such anniversary, respectively. His entitlement to each such bonus payment shall be unconditional provided that he remains in the employ of Grand as of the date on which the said payment is due.

(b)

Additional Compensation. Bier shall be eligible for the following additional compensation:

(i)

Stock Options. Bier shall be granted options to purchase American Depositary Shares (“ADSs”) representing 300,000 ordinary shares in the capital of Grand at a price per ADS which shall be equivalent to US$2.95 per ordinary share. The options shall be granted within sixty (60) days after the date of this Agreement, shall vest and become exercisable as to 100,000 shares on each of the first and second anniversaries of such date and on the date of the expiration of the Term, and shall expire on the tenth anniversary of the date hereof; provided, however, that upon (i) the occurrence of a Change of Control, as defined in Section 11, having the result described in the first sentence of that section, or (ii) the termination of Bier’s engagement other than (A) by Grand for Cause (as defined in Section 5(a)), (B) by reason of Bier’s death or Disability (as defined in Section 5(b)) or (C) by Bier voluntarily, all of such options then remaining unvested shall become vested immediately.

(ii)

Additional Stock Options.  Subject to compliance with Nasdaq marketplace rule 4350(i), Bier shall be granted options to purchase ADSs representing an additional 100,000 ordinary shares in the capital of Grand at a price per ADS which shall be equivalent to the last sale price of the Grand ADSs on Nasdaq on the last trading date preceding the date of the amendment and restatement of this Agreement.  All such options shall be immediately vested and exercisable upon grant.

(iii)

Registration of Options.  Grand shall use reasonable best efforts to cause the ADSs issuable upon exercise of such options to be registered for resale on Form S-8 or other appropriate form for resale of securities upon exercise of options under the Securities Act of 1933, provided that Grand shall have determined in its reasonable judgment that the ADSs are eligible for such registration.

(iv)

Transactional Bonuses. Bier may, at the discretion of the Board, be granted additional stock options, bonuses or other incentive compensation contingent upon the success of specific transactions on which he renders services.

(c)

Out-of-Pocket Expenses.  Grand shall promptly pay to Bier the reasonable expenses incurred by him in the performance of his duties hereunder in accordance with Grand’s policies in effect from time to time, including, without limitation, those incurred in connection with business related travel or entertainment, or, if such expenses are paid directly by Bier, shall promptly reimburse him for such payment, provided that Bier provides proper documentation thereof in accordance with Grand’s policy.

(d)

Participation in Benefit Plans.  Bier shall be entitled to participate in or receive benefits under any pension plan, health and accident plan or any other benefit plan or arrangement made available now or in the future by Grand to its North American executives and key management personnel, provided that participation in such plans or arrangements are permitted for persons who are not employed by Grand.

(e)

Absence.  Bier shall be entitled to be absent from the performance of his duties for up to twenty (20) business days per year.

5. TERMINATION.

Bier’s engagement hereunder shall be terminated upon Bier’s death or Bier’s voluntarily ceasing to perform consulting services for Grand (other than as a result of Grand’s material breach of this Agreement), and may be terminated as follows:

(a)

For Cause.  Grand shall have the right to terminate Bier’s engagement for “Cause.”  A termination for “Cause” is a termination by reason of Bier having (and the Board confirming by resolution its determination that Bier has):

(i)

materially or repeatedly breached or failed to comply with any of the material terms of this Agreement, including, without limitation, Sections 3, 7, 8 or 10 of this Agreement;

(ii)

materially or repeatedly failed to perform his duties under this Agreement, including refusing to carry out the reasonable lawful written instructions of the Board or deliberately and intentionally disregarding the lawful instructions from the Board, in either case which instructions are consistent with the responsibilities and duties of Bier contemplated by this Agreement;

(iii)

engaged in gross negligence or willful misconduct in connection with or arising out of the performance of his duties hereunder, including, without limitation, the misappropriation of funds;

(iv)

been under the influence of drugs (other than prescription medicine or other medically-related drugs to the extent that they are taken in accordance with their directions) or alcohol during the performance of his duties under this Agreement, or while under the influence of drugs or alcohol, engages in grossly inappropriate conduct;

(v)

engaged in behavior that would constitute grounds for liability for sexual harassment or in the reasonable opinion of the Board other egregious conduct violative of laws governing the workplace, in either case within the jurisdiction in which Bier is rendering services; or

(vi)

committed any act of fraud, larceny, misappropriation of funds or embezzlement or been convicted of a felony or a crime of moral depravity;

provided, however, that (A) in the case of clauses (i), (ii) and (iii) above, Bier shall receive thirty (30) days’ advance written notice that the Board intends to meet to consider Bier’s termination and specifying the actions constituting Cause, Bier shall have the opportunity to cure the conduct constituting Cause during such thirty (30) day period and (B) any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for Grand shall be conclusively presumed to be done, or omitted to be done, by Bier in good faith and in the best interests of Grand.

b.

For Disability.  Grand shall have the right to terminate Bier’s engagement as a result of Bier’s “Disability.”  For purposes of this Agreement, a termination for “Disability” shall occur:

i.

immediately after the Board has provided a written termination notice to Bier supported by a written statement from a reputable independent physician selected by Grand to the effect that Bier shall have become so incapacitated as to be unable to resume, within 90 days, his engagement hereunder by reason of physical or mental illness or injury; or

ii.

upon rendering of a written termination notice by Grand after Bier has been unable to substantially perform his duties hereunder for 90 consecutive days (exclusive of any absence permitted under Section 4(e) hereof) or for 180 days in any 360 day period by reason of any physical or mental illness or injury.

Bier agrees to make himself available and to cooperate in any reasonable examination by a reputable independent physician mutually selected by the parties for the purpose of a termination pursuant to Section 5(b)(i).

6. EFFECT OF TERMINATION.

(a)

Death or Disability.  In the event of the termination of Bier’s engagement as a result of his death or Disability, Grand shall:

(i)

pay to Bier or his estate, as the case may be, the Consulting Fee and any accrued and unpaid bonus or incentive compensation in accordance with Section 4(a)(ii) or 4(b)(iv) through the date of his death or Disability (pro rated for any partial month); and

(ii)

reimburse Bier, or his estate, as the case may be, for any expenses pursuant to Section 4(c) (the amounts payable pursuant to the foregoing clauses (i) and (ii) are hereafter referred to as the “Accrued Obligations”).

(b)

For Cause by Grand, by Bier Voluntarily or upon expiration of the Term.  In the event that Bier’s engagement is terminated by Grand for Cause or by Bier voluntarily (other than as a result of Grand’s material breach of this Agreement) or upon expiration of the Term, Grand shall pay to Bier the Accrued Obligations and Bier shall have no further entitlement to any other compensation or benefits from Grand, except as set forth herein.

(c)

Other than as a result of Bier’s death or Disability, by Grand for Cause or by Bier.  In the event that Bier’s engagement is terminated by Grand other than for Cause, death or Disability or by Bier voluntarily, then, subject to receipt of a release of Grand and its directors, officers and employees and their respective successors and assigns of claims of Bier against them solely by reason of his termination of engagement hereunder:

(i)

Grand shall pay to Bier the Accrued Obligations; and

(ii)

Grand shall continue to pay Bier the Consulting Fee plus benefits in accordance with Section 4(d), together with bonus accruing in accordance with Section 4(a)(ii) or 4(b)(iv) from and after the most recent anniversary of the date hereof, until the earlier of (A) the last day of the Term (as if such termination had not occurred) or (B) the date that shall be one year after the date of such termination.  In addition, all stock options granted to Bier pursuant to Section 4(b)(i) shall vest as of the effective date of such termination

(d)

This Section 6 sets forth the only obligations of Grand with respect to the termination of Bier’s engagement with Grand, and Bier acknowledges that upon the termination of his engagement, he shall not be entitled to any payments or benefits which are not explicitly provided herein hereof.  Any an all Accrued Obligations shall be paid within fifteen (15) days of the termination of Bier’s engagement.

(e)

In no event shall Bier be obligated to take any other action by way of mitigation of the amounts payable to Bier under any of the provisions of this Agreement and such amounts shall not be reduced whether or not Bier takes any such action.

7. NON-SOLICITATION; RESTRICTION OF COMPETITION; INTERFERENCE.

(a)

As a significant inducement to Grand to enter into and perform its obligations under this Agreement, during the Term and until the first anniversary of the termination or expiration of the Term or any extension hereof, for any reason other than the termination of Bier’s engagement without Cause and subject to the provisions of Section 3(b), Bier will not, either directly or indirectly:

(i)

either alone or in association with others, solicit, or permit any person or organizations directly or indirectly to solicit, any individual who at the time of the solicitation is, or who within the six (6) month period prior to such solicitation was, an employee of Grand to leave the employ of Grand or terminate his or her employment relationship with Grand, or hire or attempt to hire or induce, any employee or employees of Grand to terminate their employment with, or otherwise cease their relationship with, Grand;

(ii)

solicit, divert or take away, or attempt to divert or to take away, the business or patronage of any of the clients, customers, vendors or accounts, or prospective clients, customers, vendors or accounts of Grand;

(iii)

directly or indirectly engage any place in the world in any business which develops, manufactures, promotes or distributes products that are competitive with those that are marketed by Grand, or those products which are then under active development by Grand (a “Competing Business”), whether such engagement shall be as a director, officer, employee, stockholder, shareholder, partner, member or other owner, affiliate or other participant in any Competing Business;

(iv)

assist others in organizing or engaging in any Competing Business in any capacity or manner described in clause (iii) above; or

(v)

take any action reasonably likely to cause injury to the relationship between Grand or any of  its respective employees and any client, lessor, lessee, vendor, supplier, customer, distributor, employee, consultant or other business associate of Grand or any of its affiliates as such relationship relates to Grand or its affiliates’ conduct of their business.

(b)

Notwithstanding anything in Section 7(a) to the contrary (i) the provisions of clause 7(a)(iii) and 7(a)(iv) shall not be deemed to preclude Bier, after the end of the Term, from engagement by a corporation or entity some of the activities of which are a Competing Business if Bier’s engagement does not, directly or indirectly, relate to, and Bier is segregated completely from, such Competitive Business and (ii) nothing contained in this Section 7 shall be deemed to prohibit Bier from directly acquiring or holding, solely for investment, securities of any corporation or entity some of the activities of which constitute a Competitive Business so long as such securities do not, in the aggregate, constitute more than five percent (5%) of any class or series of outstanding securities of such corporation or entity.

(c)

The geographic scope of this Section 7 shall extend to anywhere Grand is doing business at the time of termination or expiration.

8. PROTECTION OF CONFIDENTIAL INFORMATION.

(a)

As a significant inducement to Grand to enter into and perform its obligations under this Agreement, Bier acknowledges that he has been and will be provided with information about, and his engagement by Grand will, throughout the Term, bring him into close contact with, many confidential affairs of Grand, including, without limitation, books, records, business plans, proprietary information about the Business, costs, profits, markets, sales, customers, advertisers, vendors, suppliers, products, key personnel, pricing policies, operational methods, technical processes and other business affairs and methods, plans for future developments and other information not readily available to the public (the “Confidential Information”), all of which are highly confidential and proprietary and all of which were developed by Grand at great effort and expense.  Bier further acknowledges that the services to be performed by him under this Agreement are of a special unique, unusual, extraordinary and intellectual character and that the nature of the relationship of Bier with Grand is such that Bier is capable of competing with Grand.  In recognition of the foregoing, Bier covenants and agrees during the Term and thereafter he will:

(i)

keep secret all Confidential Information and not disclose such Confidential Information to anyone outside of Grand, either during or after the Term, except with Grand's prior written consent;

(ii)

not make use of any Confidential Information for his own purposes or the benefit of anyone other than Grand, provided that the confidential matters referred to in clauses (i) and (ii) of this Section 8 shall not apply to information which is generally known to the public other than as a result of Bier’s breach of this Section 8;

(iii)

deliver promptly to Grand on termination of this Agreement, or at any time Grand may so request, all confidential memoranda, notes, records, reports and other confidential documents (and all copies thereof) relating to the Business which he may then possess or have under his control, except that he may retain personal notes, notebooks, journals and diaries provided that such materials do not contain Confidential Information; and

(iv)

not disparage Grand, any affiliate of Grand, any director, officer, employee or shareholder of Grand, or any affiliate of any such director, officer, employee or shareholder of Grand by making (or causing others to make) any oral or written statements or representations that could reasonably be construed to be a false and misleading statement of fact or a libelous, slanderous or disparaging statement of or concerning any of the aforementioned persons.

9. SPECIFIC REMEDIES; SEVERABILITY.

(a) For the purposes of Sections 7 and 8 of this Agreement, references to Grand shall include all current and future majority-owned subsidiaries of Grand and all current and future joint ventures in which Grand may from time to time be involved.  It is understood by Bier and Grand that the covenants contained in this Section 9 and in Sections 7 and 8 hereof are essential elements of this Agreement and that, but for the agreement of Bier to comply with such covenants, Grand would not have agreed to enter into this Agreement or consummate the Transaction.  Grand and Bier have independently consulted with their respective counsel and have been advised concerning the reasonableness and propriety of such covenants with specific regard to the nature of the business conducted by Grand and all interests of Grand and its stockholders.  Bier agrees that the covenants of Sections 7 and 8 are reasonable and valid.  If Bier commits a breach of any of the provisions of Sections 7 and 8 hereof, such breach shall be deemed to be grounds for termination for Cause.  In addition, notwithstanding the provisions of Sections 7 and 8, Bier acknowledges that Grand may have no adequate remedy at law if he violates any of the terms hereof.  Bier therefore understands and agrees that Grand shall have without prejudice as to any other remedies:

(i) the right upon application to any court of proper jurisdiction to a temporary restraining order, preliminary injunction, injunction, specific performance or other equitable relief; and

(ii) the right apply to any court of proper jurisdiction, to require Bier to account for and pay over all compensation, profits, monies, accruals, increments and other benefits (collectively the “Benefits”) derived or received by Bier as a result of any transaction constituting a breach of any of the provisions of Sections 7 or 8, and, if a court so orders, Bier hereby agrees to account for and pay over such Benefits to Grand.

(iii) Each of the rights enumerated in Sections 7 or 8 hereof and the remedies enumerated in this Section 9 shall be independent of the others and shall be in addition to and not in lieu of any other rights and remedies available to Grand at law or in equity.  If any provision of this Agreement, or any part of any of them, is hereafter construed or adjudicated to be invalid or unenforceable, the same shall not affect the remainder of the covenants or rights or remedies which shall be given full effect without regard to the invalid portions.  If any of the covenants set forth herein is held to be invalid or unenforceable because of the duration of such provision or the area covered thereby, the parties agree that the court making such determination shall reduce the duration and/or area of such provision and in its reduced form said provision shall then be enforceable.  No such holding of invalidity or unenforceability in one jurisdiction shall bar or in any way affect Grand’s right to the relief provided in Section 9(a) or otherwise in the court of any other state or jurisdiction within the geographical scope of such covenants as to breaches of such covenants in such other respective states or jurisdictions, such covenants being, for this purpose, severable into diverse and independent covenants.

10. OTHER AGREEMENTS.

Bier hereby represents that he is not bound by the terms of any agreement with any previous employer, or with any other party, that would impair his right or ability to enter this engagement with Grand or perform fully his obligations pursuant to this Agreement.  Bier further represents and warrants that his performance of all the terms of this Agreement and as an executive of Grand does not and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by him in confidence or in trust prior to his engagement with Grand.

11. CHANGE OF CONTROL

In the event that, as a result of any Change in Control of Grand, Bier ceases to act in the capacity of director and Vice Chairman of Grand in accordance with the provisions of this Agreement for any reason other than termination for Cause, he shall be entitled to the same compensation and benefits as if his engagement had been terminated by Grand without Cause, as provided in Section 6(c).  For purposes hereof, a “Change of Control” of Grand shall mean any sale, transfer, pledge or other encumbrance of shares, or the issuance of shares, or any other transaction or event including, without limitation, merger or consolidation, as a result of which Cornerstone Overseas Investments, Limited shall cease to have control of Grand, where “control” shall mean the right, either directly or indirectly, to elect a majority of the directors of Grand without the consent or acquiescence of any third party.

12. NOTICES

Any notice or other communications required or permitted hereunder shall be in writing and shall be deemed effective (i) upon delivery, if delivered by hand and followed by notice by mail or facsimile transmission, or electronic mail, (ii) three (3) days after the date of deposit in the mails, if mailed by certified or registered mail (return receipt requested), or (iii) on the next business day, if mailed by an overnight mail service to the parties or sent by facsimile transmission,

If to Grand::

Grand Toys International Limited

Room UG202, Floor UG2

Chinachem Golden Plaza

77 Mody Road

Tsimshatsui East

Kowloon, Hong Kong

Attention:  Managing Director

Facsimile No.: (852) 2520 5515

with copies to:

Katten Muchin Zavis Rosenman

1251 Avenue of the Americas, 29th Floor

New York, NY  10020

Attention:  Paul J. Pollock, Esq.

Fax:  (212) 894-5511

and

Dorsey & Whitney

One Pacific Place, Suite 3008

88 Queensway

Hong Kong

Attention: Steven C. Nelson, Esq,

Facsimile No.: (852) 2524-3000

If to Bier:

Elliot L. Bier, Esq.

Addesky Poulin

Place Canada Trust, 18 etage

999 Boul. de Maisonneuve Quest

Montreal, Quebec  H3A 3L4 Canada

Facsimile No. (514) 288-2697

or at such other address or telecopy number (or other similar number) as either party may from time to time specify to the other.

13. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement.

14. AMENDMENT

This Agreement may be amended or modified only by a written instrument executed by Grand and Bier.

15. GOVERNING LAW

This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the State of New York, USA, which shall be the proper law hereof notwithstanding any rule or principle of conflict of laws therein contained under which any other body of law would be made applicable.

16. SUCCESSORS AND ASSIGNS

This Agreement is personal to Bier and without the prior written consent of Grand shall not be assignable by Bier otherwise than by will or the laws of descent and distribution with respect to Bier’s rights, if any, to be paid or receive benefits hereunder.  This Agreement shall inure to the benefit of and be enforceable by Bier’s legal representatives.

17. HEADINGS

The headings of this Agreement are for convenience of reference only and shall not affect in any manner any of the terms and conditions hereof.

18. ACTS AND DOCUMENTS

The parties agree to do, sign and execute all acts, deeds, documents and corporate proceedings necessary or desirable to give full force and effect to this Agreement.

19. COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

20. MODIFICATIONS AND WAIVERS

No term, provision or condition of this Agreement may be modified or discharged unless such modification or discharge is authorized by the Board of Grand and is agreed to in writing and signed by Bier.  No waiver by either party hereto of any breach by the other party hereto of any term, provision or condition of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

21. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties with respect to the subject matter herein and supersedes all prior agreements, negotiations and discussions between the parties hereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this amended and restated Agreement has been duly executed and delivered by the parties or their duly authorized officers as of the date first written above.

GRAND TOYS INTERNATIONAL LIMITED
By:

Elliot L. Bier

EXHIBIT 4.7

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This AGREEMENT is made and entered into as of the 16th day of August, 2004 and as amended and restated as of October 1, 2004, by and between GRAND TOYS INTERNATIONAL LIMITED, a limited company organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China having its registered office at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong (“Grand”), and HENRY HAI LIN HU, a Hong Kong resident at Room 1007, Tower 2, Harbour Centre, 8 Hok Cheng Street, Hung Hom, Kowloon, Hong Kong with identification number 309328(2) (“Employee”).

WHEREAS, Grand, through its wholly-owned subsidiaries, is engaged in the business of designing, developing, producing, marketing, distributing, importing and selling toys and toy-related products (the “Business”).

WHEREAS, Grand is desirous of employing Employee as its Chairman of the Board and Chief Executive Officer, and Employee is willing to serve Grand in such capacity, all upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound, agree as follows:

1.

EMPLOYMENT

Grand agrees to employ Employee, and Employee agrees to be employed by Grand, at its offices in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) as specified in first paragraph of this Agreement, upon the terms and subject to the conditions of this Agreement.

2.

TERM

The term of this Agreement shall be for a period of three (3) years commencing on the date hereof and ending on the date of Grand’s annual general meeting in 2007 unless sooner terminated as hereinafter provided (the “Term”).

3.

DUTIES; EFFORTS; INDEMNIFICATION

(a)

During the term of this Agreement, Employee shall serve as Chairman of the Board and Chief Executive Officer of Grand.  He shall be responsible for the management of Grand’s general business affairs, including all such duties as are commensurate with such position.  He shall also perform such executive duties as may be assigned to him from time to time by the Board of Directors of Grand (the “Board”) so long as such duties are not inconsistent with his position as Chief Executive Officer of a company of comparable size.

b)

Employee shall devote all of his business time, attention and energies, on a full time and exclusive basis, to the business and affairs of Grand, shall use his best efforts to advance the best interests of Grand, and shall not during the Term be engaged in any other business activities, whether or not such business activities are pursued for gain, profit or other pecuniary advantage, without Board consent; provided, however, that, it shall not be a violation of this Agreement for Employee to (i) serve on corporate, civic or charitable boards or committees, (ii) manage passive personal investments, in either case so long as any such activities do not interfere with the performance of his responsibilities as an employee of Grand in accordance with this Agreement, (iii) provide consulting services to Cornerstone Overseas Investments, Limited (“Cornerstone”) or Centralink Investments Limited with respect to certain acquisition transactions and the arrangement of debt and equity financing under Employee’s Consulting Agreement with Cornerstone, dated August 25, 2004, or (iv) serve on the board of directors of Cornerstone.

c)

Employee shall be entitled to be indemnified by the Company out of its assets against any liability (including, without limitation, legal fees and other expenses ) incurred by him in relation to the Company in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted, or in connection with any application under Section 358 of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) in which relief is granted to him by the court.  In addition, subject to and in accordance with the provisions of the governing documents of any subsidiary of Grand, each subsidiary of Grand shall indemnify Employee to the fullest extent permitted by applicable law for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and attorney’s fees) incurred or paid by Employee in connection with any third party action, suit, investigation or proceeding arising out of or relating to the performance by Employee of services for, or the acting by Employee as a director, officer or employee of, any subsidiary of Grand or of any other person or entity at Grand’s request, and such Subsidiary shall advance to Employee or pay on his behalf such amounts as the directors of Grand determine to be due by reason of such indemnification.

4.

 COMPENSATION AND BENEFITS

(a) Base Salary.  Grand shall pay to Employee a base salary at a rate of US$250,000 per annum, payable in accordance with Grand’s payroll practices for its executive employees (the “Base Salary”).  The Base Salary will increase to US$350,000 per annum on October 1, 2004 and to US$450,000 per annum of January 1, 2005  Thereafter, the Board will review the Base Salary for possible increase not less than annually during the Term with a view to ensuring that it remains commensurate with the time and effort required for the discharge of his responsibilities pursuant to this Agreement.

(b) Incentive Compensation. In addition to the amounts of compensation provided for in subsection (a) hereof, Employee shall be eligible for such incentive compensation, including stock options, share appreciation rights or bonuses under plans adopted by the Board for the benefit of employees of Grand, as the Board may determine at its discretion from time to time.

(b)

Out-of-Pocket Expenses.  Grand shall promptly pay to Employee the reasonable expenses incurred by him in the performance of his duties hereunder in accordance with Grand’s policies in effect from time to time, including, without limitation, those incurred in connection with business related travel or entertainment, or, if such expenses are paid directly by Employee, shall promptly reimburse him for such payment, provided that Employee provides proper documentation thereof in accordance with Grand’s policy.

(d) Participation in Benefit Plans.  Employee shall be entitled to participate in or receive benefits under any pension plan (including but not limited to the Mandatory Provident Fund), life, health and accident plan or any other employee benefit plan or arrangement made available now or in the future by Grand to its Hong Kong executives and key management personnel.

5.  TERMINATION

Employee employment hereunder shall be terminated upon Employee’s death or Employee’s voluntarily leaving the employ of Grand (other than as a result of Grand’s material breach of this Agreement), and may be terminated as follows:

(a)For Cause.  Grand shall have the right to terminate Employee’s employment for “Cause” without notice or payment in lieu.  A termination for “Cause” is a termination evidenced by a resolution adopted by the Board finding that Employee has:

i)

breached or failed to comply with any of the material terms of this Agreement, including, without limitation, Sections 3, 7, 8 or 10 of this Agreement;

ii)

failed to perform his duties under this Agreement, including refusing to carry out the reasonable written instructions of the Board or deliberately and intentionally disregarding the lawful instructions from the Board, in either case which instructions are consistent with the responsibilities and duties of Employee contemplated by this Agreement;

iii)

engaged in gross negligence or willful misconduct in connection with or arising out of the performance of his duties hereunder, including, without limitation, the misappropriation of funds;

iv)

been under the influence of drugs (other than prescription medicine or other medically-related drugs to the extent that they are taken in accordance with their directions) or alcohol during the performance of his duties under this Agreement, or while under the influence of drugs or alcohol, engages in grossly inappropriate conduct;

v)

engaged in behavior that would constitute grounds for liability for sexual harassment under Hong Kong law or, in the reasonable opinion of the Board, other egregious conduct violative of laws governing the workplace; or

vi)

committed any act of fraud, larceny, misappropriation of funds or embezzlement or been convicted of a felony or a crime of moral depravity;

provided, however, that (A) in the case of clauses (i), (ii) and (iii) above, Employee shall receive thirty (30) days’ advance written notice that the Board intends to meet to consider Employee’s termination and specifying the actions constituting Cause, Employee shall have the opportunity to cure the conduct constituting Cause during such thirty (30) day period and (B) any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for Grand shall be conclusively presumed to be done, or omitted to be done, by Employee in good faith and in the best interests of Grand.

(b)For Incapacity.  Grand shall have the right to terminate Employee’s employment as a result of Employee’s “Incapacity,” meaning Employee is absolutely unable to fulfill or perform the duties set out in this Agreement.  For purposes of this Agreement, a termination for “Incapacity” shall occur:

(i)immediately after the Board has provided a written termination notice to Employee supported by a written statement from a reputable independent physician selected by Grand to the effect that Employee shall have become so incapacitated as to be unable to resume, within 90 days, his employment hereunder by reason of physical or mental illness or injury; or

(ii)upon rendering of a written termination notice by Grand after Employee has been unable to substantially perform his duties hereunder for 90 consecutive days (exclusive of any vacation permitted under Section 4(e) hereof) or for 180 days in any 360 day period by reason of any physical or mental illness or injury.

Employee agrees to make himself available and to cooperate in any reasonable examination by a reputable independent physician selected by Grand for the purpose of a termination pursuant to Section 5(b)(i).

 6. EFFECT OF TERMINATION

(a)Death or Incapacity.  In the event of the termination of Employee’s employment as a result of his death or Incapacity, Grand shall:

(i)pay to Employee or his estate, as the case may be, the Base Salary plus accrued and unpaid bonus in accordance with Section 4(b) through the date of his death or Incapacity (pro rated for any partial month), together with any other payments required by law; and

(ii)reimburse Employee, or his estate, as the case may be, for any expenses pursuant to Section 4(d) (the amounts payable pursuant to the foregoing clauses (i) and (ii) are hereafter referred to as the “Accrued Obligations”).

(b)For Cause by Grand, by Employee Voluntarily or upon expiration of the Term.  In the event that Employee’s employment is terminated by Grand for Cause or by Employee voluntarily (other than as a result of Grand’s material breach of this Agreement) or upon expiration of the Term, Grand shall pay to Employee the Accrued Obligations and Employee shall have no further entitlement to any other compensation or benefits from Grand, except as set forth herein.

(c)Other than as a result of Employee’s death or Incapacity, or by Grand otherwise than for Cause.  In the event that Employee’s employment is terminated other than by reason of his death or Incapacity or is terminated by Grand otherwise than for Cause, then, subject to receipt of a release of Grand and its directors, officers and employees and their respective successors and assigns of claims of Employee against them arising out of or by reason of his termination of employment hereunder:

(i)Grand shall pay to Employee the Accrued Obligations; and

(ii)Grand shall continue to pay Employee the Base Salary plus benefits in accordance with Section 4(e), together with bonus accruing in accordance with Section 4(b) from and after the most recent anniversary of the date hereof, until the earlier of (A) the last day of the Term (as if such termination had not occurred) or (B) the date that shall be six (6) months after the date of such termination.  In addition, options granted to Employee pursuant to Section 4(c) that would have vested during the said continuation period in the absence of such termination shall vest as if such termination had not occurred.

(d)This Section 6 sets forth the only obligations of Grand with respect to the termination of Employee’s employment with Grand, and Employee acknowledges that upon the termination of his employment, he shall not be entitled to any payments or benefits which are not explicitly provided herein hereof.  Any and all Accrued Obligations shall be paid within seven (7) days of the termination of Employee’s employment.

8.

NON-SOLICITATION; RESTRICTION OF COMPETITION; INTERFERENCE

(a)As a significant inducement to Grand to enter into and perform its obligations under this Agreement, during the Term and until the second anniversary of the termination or expiration of the Term or any extension hereof, for any reason, Employee will not, either directly or indirectly:

i.

either alone or in association with others, solicit, or permit any person or organizations directly or indirectly to solicit, any individual who at the time of the solicitation is, or who within the six (6) month period prior to such solicitation was, an employee of Grand to leave the employ of Grand or terminate his or her employment relationship with Grand, or hire or attempt to hire or induce, any employee or employees of Grand to terminate their employment with, or otherwise cease their relationship with, Grand;

ii.

solicit, divert or take away, or attempt to divert or to take away, the business or patronage of any of the clients, customers, vendors or accounts, or prospective clients, customers, vendors or accounts of Grand;

iii.

directly or indirectly engage any place in the world in any business which develops, manufactures, promotes or distributes products that are competitive with those that are marketed by Grand, or those products which are then under active development by Grand (a “Competing Business”), whether such engagement shall be as a director, officer, employee, stockholder, shareholder, partner, member or other owner, affiliate or other participant in any Competing Business, provided that employment after the Term or any extension thereof by an entity that carries both a Competing Business and one or more other businesses shall not constitute a breach of this clause (iii) if such employment can be shown not to involve participation in such Competing Business;

iv.

assist others in organizing or engaging in any Competing Business in any capacity or manner described in clause (iii) above;

v.

induce any client, customer, vendor, agent or other person or entity with whom or which Grand has a business relationship, contractual or otherwise, to terminate or alter such business relationship;

vi.

take any action reasonably likely to cause injury to the relationship between Grand or any of  its respective employees and any client, lessor, lessee, vendor, supplier, customer, distributor, employee, consultant or other business associate of Grand or any of its affiliates as such relationship relates to Grand or its affiliates’ conduct of their business.

(b)The geographic scope of this Section 7 shall extend to anywhere Grand is doing business at the time of termination or expiration.

9. PROTECTION OF CONFIDENTIAL INFORMATION

As a significant inducement to Grand to enter into and perform its obligations under this Agreement, Employee acknowledges that he has been and will be provided with information about, and his employment by Grand will, throughout the Term, bring him into close contact with, many confidential affairs of Grand, including, without limitation, books, records, business plans, proprietary information about the Business, costs, profits, markets, sales, customers, advertisers, vendors, suppliers, products, key personnel, pricing policies, operational methods, technical processes and other business affairs and methods, plans for future developments and other information not readily available to the public (the “Confidential Information”), all of which are highly confidential and proprietary and all of which were developed by Grand at great effort and expense.  Employee further acknowledges that the services to be performed by him under this Agreement are of a special unique, unusual, extraordinary and intellectual character and that the nature of the relationship of Employee with Grand is such that Employee is capable of competing with Grand.  In recognition of the foregoing, Employee covenants and agrees during the Term and thereafter he will:

a.

keep secret all Confidential Information and not disclose such Confidential Information to anyone outside of Grand, either during or after the Term, except with Grand's prior written consent;

b.

not make use of any Confidential Information for his own purposes or the benefit of anyone other than Grand, provided that the confidential matters referred to in this Section 8 shall not apply to information which is generally known to the public other than as a result of Employee’s breach of this Section 8;

c.

deliver promptly to Grand on termination of this Agreement, or at any time Grand may so request, all confidential memoranda, notes, records, reports and other confidential documents (and all copies thereof) relating to the Business which he may then possess or have under his control, except that he may retain personal notes, notebooks, journals and diaries provided that such materials do not contain Confidential Information; and

d.

not disparage Grand, any affiliate of Grand, any director, officer, employee or shareholder of Grand, or any affiliate of any such director, officer, employee or shareholder of Grand by making (or causing others to make) any oral or written statements or representations that could reasonably be construed to be a false and misleading statement of fact or a libelous, slanderous or disparaging statement of or concerning any of the aforementioned persons.

10. SPECIFIC REMEDIES; SEVERABILITY

a.

For the purposes of Sections 7 and 8 of this Agreement, references to Grand shall include all current and future majority-owned subsidiaries of Grand and all current and future joint ventures in which Grand may from time to time be involved.  It is understood by Employee and Grand that the covenants contained in this Section 9 and in Sections 7 and 8 hereof are essential elements of this Agreement and that, but for the agreement of Employee to comply with such covenants, Grand would not have agreed to enter into this Agreement or consummate the Transaction.  Grand and Employee have independently consulted with their respective counsel and have been advised concerning the reasonableness and propriety of such covenants with specific regard to the nature of the business conducted by Grand and all interests of Grand and its stockholders.  Employee agrees that the covenants of Sections 7 and 8 are reasonable and valid.  If Employee commits a breach of any of the provisions of Sections 7 and 8 hereof, such breach shall be deemed to be grounds for termination for Cause.  In addition, notwithstanding the provisions of Sections 7 and 8, Employee acknowledges that Grand may have no adequate remedy at law if he violates any of the terms hereof.  Employee therefore understands and agrees that Grand shall have without prejudice as to any other remedies:

i.

the right upon application to any court of proper jurisdiction to a temporary restraining order, preliminary injunction, injunction, specific performance or other equitable relief; and

ii.

the right apply to any court of proper jurisdiction, to require Employee to account for and pay over all compensation, profits, monies, accruals, increments and other benefits (collectively the “Benefits”) derived or received by Employee as a result of any transaction constituting a breach of any of the provisions of Sections 7 or 8, and, if a court so orders, Employee hereby agrees to account for and pay over such Benefits to Grand.

b.

Each of the rights enumerated in Sections 7 or 8 hereof and the remedies enumerated in this Section 9 shall be independent of the others and shall be in addition to and not in lieu of any other rights and remedies available to Grand at law or in equity.  If any provision of this Agreement, or any part of any of them, is hereafter construed or adjudicated to be invalid or unenforceable, the same shall not affect the remainder of the covenants or rights or remedies which shall be given full effect without regard to the invalid portions.  If any of the covenants set forth herein is held to be invalid or unenforceable because of the duration of such provision or the area covered thereby, the parties agree that the court making such determination shall reduce the duration and/or area of such provision and in its reduced form said provision shall then be enforceable.  No such holding of invalidity or unenforceability in one jurisdiction shall bar or in any way affect Grand’s right to the relief provided in Section 9(a) or otherwise in the court of any other state or jurisdiction within the geographical scope of such covenants as to breaches of such covenants in such other respective states or jurisdictions, such covenants being, for this purpose, severable into diverse and independent covenants.

11. OTHER AGREEMENTS

Employee hereby represents that he is not bound by the terms of any agreement with any previous employer, or with any other party, that would impair his right or ability to enter the employ of Grand or perform fully his obligations pursuant to this Agreement. Employee further represents and warrants that his performance of all the terms of this Agreement and as an executive of Grand does not and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by him in confidence or in trust prior to his employment with Grand.

12. CHANGE OF CONTROL

In the event that, as a result of any Change in Control of Grand, Employee ceases to act in the capacity of Chief Executive Officer of Grand in accordance with the provisions of this Agreement for any reason other than termination for Cause, he shall be entitled to the same compensation and benefits as if his employment had been terminated by Grand without Cause, as provided in Section 6(c).  For purposes hereof, a “Change of Control” of Grand shall mean any sale, transfer, pledge or other encumbrance of shares, or the issuance of shares, or any other transaction or event including, without limitation, merger or consolidation, as a result of which Cornerstone Overseas Investments, Limited, either alone or with its affiliates, shall cease to have control of Grand, where “control” shall mean the right, either directly or indirectly, to elect a majority of the directors of Grand without the consent or acquiescence of any third party.

13. NOTICES

Any notice or other communications required or permitted hereunder shall be in writing and shall be deemed effective (i) upon delivery, if delivered by hand and followed by notice by mail or facsimile transmission, or electronic mail, (ii) three (3) days after the date of deposit in the mails, if mailed by certified or registered mail (return receipt requested), or (iii) on the next business day, if mailed by an overnight mail service to the parties or sent by facsimile transmission,

If to Grand:

Grand Toy International Limited

Room UG202, Floor UG2

Chinachem Golden Plaza

77 Mody Road

Tsimshatsui East

Kowloon, Hong Kong

Attention:  Managing Director

Facsimile No.: (852) 2520 5515

with copies to:

Katten Muchin Zavis Rosenman

575 Madison Avenue

New York, NY  10022

Attention:  Paul J. Pollock, Esq.

Fax:  (212) 894-5511

and

Dorsey & Whitney

One Pacific Place, Suite 3008

88 Queensway

Hong Kong

Attention: Steven C. Nelson, Esq,

Facsimile No.: (852) 2524-3000

If to Employee:

Mr. Henry Hu

Flat A, 25/F

Yuan Kung Mansion

Taikoo Shing

Hong Kong

Facsimile No.:

or at such other address or telecopy number (or other similar number) as either party may from time to time specify to the other.

14. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement.

15. AMENDMENT

This Agreement may be amended or modified only by a written instrument executed by Grand and Employee.

16. GOVERNING LAW

This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of Hong Kong and the parties subject themselves to the non-exclusive jurisdiction of the courts of Hong Kong.  If and to the extent that Employee should, pursuant to the mandatory laws of any other jurisdiction, acquire by reason of the employment relationship created hereunder any rights other than those contemplated by this Agreement, he expressly waives any and all such rights.

17. SUCCESSORS AND ASSIGNS

This Agreement is personal to Employee and without the prior written consent of Grand shall not be assignable by Employee otherwise than by will or the laws of descent and distribution with respect to Employee’s rights, if any, to be paid or receive benefits hereunder.  This Agreement shall inure to the benefit of and be enforceable by Employee’s legal representatives.

18. HEADINGS

The headings of this Agreement are for convenience of reference only and shall not affect in any manner any of the terms and conditions hereof.

19. FURTHER ASSURANCES

The parties agree to do, sign and execute all acts, deeds, documents and corporate proceedings necessary or desirable to give full force and effect to this Agreement.

20. COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

21. MODIFICATIONS AND WAIVERS

No term, provision or condition of this Agreement may be modified or discharged unless such modification or discharge is authorized by the Board of Directors of Grand and is agreed to in writing and signed by Employee.  No waiver by either party hereto of any breach by the other party hereto of any term, provision or condition of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

22. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties with respect to the subject matter herein and supersedes all prior agreements, negotiations and discussions between the parties hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties or their duly authorized officers as of the date first written above.

GRAND TOYS INTERNATIONAL LIMITED
By:

Henry Hu

EXHIBIT 4.19

DATED THIS 28th DAY OF FEBRUARY, 2005

GRAND TOYS INTERNATIONAL LIMITED

AND

CENTRALINK INVESTMENTS LIMITED

SUBSCRIPTION AGREEMENT

relating to an Exchangeable Note
in a principal amount of
seven million six hundred and seventy five thousand United States dollars (US$7,675,000)
of

GRAND TOYS INTERNATIONAL LIMITED

CONTENT

Clause

Heading

Page

1.

INTERPRETATION

1

2.

SUBSCRIPTION

6

3.

CONDITIONS PRECEDENT

6

4.

WARRANTIES

7

5.

UNDERTAKINGS

12

6.

COMPLETION

12

7.

GENERAL

13

8.

NOTICES

14

9.

GOVERNING LAW

15

SCHEDULE 1  PARTICULARS OF THE COMPANY AS AT COMPLETION

1

SCHEDULE 2  WARRANTIES

1

SCHEDULE 3  CONDITIONS

1

1.

INTERPRETATION

2

2.

MATURITY

4

3.

STATUS AND TRANSFER

4

4.

INTEREST

4

5.

PAYMENTS

5

6.

VOLUNTARY PREPAYMENT

5

7.

EXCHANGE

5

8.

PROTECTION OF THE NOTEHOLDER

6

9.

EVENTS OF DEFAULT

8

10.

REPLACEMENT NOTE

10

11.

NOTICES

11

12.

AMENDMENT

12

13.

GOVERNING LAW AND JURISDICTION

12

14.

RELEASE

12

15.

COUNTERPARTS

12

SCHEDULE 4  FORM OF NOTE CERTIFICATE

1

SCHEDULE 5  DISCLOSURE LETTER

2

THIS AGREEMENT is made on the 28th day of February, 2005

BETWEEN:

(1)

GRAND TOYS INTERNATIONAL LIMITED, a company incorporated in Hong Kong and whose registered office is situated at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong (the “Company”); and

(2)

CENTRALINK INVESTMENTS LIMITED, a company formed under the laws of the British Virgin Islands and whose registered office is situated at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong (the “Subscriber”).

WHEREAS:

(A)

The Company was incorporated in Hong Kong and, as at the date of this Agreement, has an authorised share capital of HK$ one hundred million (100,000,000) divided into one hundred million (100,000,000) shares of one Hong Kong dollar (HK$1.00) each and an issued share capital of fifteen million five hundred and eighty-nine thousand, two hundred and eighty-four Hong Kong dollars (HK$15,589,284) divided into fifteen million five hundred and eighty-nine thousand two hundred and eighty-two (15,589,282) ordinary shares and two (2) non-voting deferred shares.  Further particulars of the Company as at the date of this Agreement are set out in Part A of Schedule 1.

(B)

The Company has agreed to issue, and the Subscriber has agreed to subscribe for, the Note upon the terms set out in this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.  INTERPRETATION

1.01 In this Agreement, including the recitals, the Schedules and the Conditions, unless the context otherwise requires, the following words and expressions shall have the meanings set opposite them:

“Accounts”

means the unaudited consolidated interim financial statements of the Group at the Accounts Date for the nine months ended on that date including all notes annexed thereto;

“Accounts Date”

means 30 September 2004;

“Acquisition Sub”

means IPI Acquisition Corp., a Delaware corporation and wholly-owned Subsidiary of Grand Toys International, Inc. Acquisition Sub’s name shall be changed to International Playthings, Inc. upon completion of the IPI Acquisition.

“ADS Holders”

means holders of the Grand ADSs;

“Annual General Meeting”

means the 2005 annual general meeting of the Shareholders;

“Articles”

means the articles of association of the Company;

“Associate”

means:

(a)

in relation to an individual:

(i)

his spouse and any child or step-child under the age of eighteen (18) years of the person or of his spouse (“family interests”);

(ii)

the trustees, acting in their capacity as such trustees, of any trust of which he or any of his family interests is a beneficiary or, in the case of a discretionary trust, is a discretionary object;

(iii)

any company in the equity capital of which he and/or his family interests taken together are directly or indirectly interested so as to exercise or control the exercise of thirty (30) per cent. or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company; and

(b)

in relation to a company, any other company which is its Subsidiary or holding company or is a fellow Subsidiary of any such holding company or one in the equity capital of which it and/or such other company or companies taken together are directly or indirectly interested so as to exercise or control the exercise of thirty (30) per cent. or more of the voting power at general meetings, or to control the composition of a majority of the board of directors;

“Business Day”

means a day (other than Saturday or Sunday) on which licensed banks are generally open for business in Hong Kong;

“Citibank”

means Citibank F.S.B.;

“Companies Ordinance”

means the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;

“Completion”

means completion of the issue of the Note pursuant to Clause 6.01;

“Completion Date”

means the first Business Day on which the Conditions Precedent are satisfied or waived (or such other date as agreed in writing by the Company and the Subscriber), but in no event later than March 1, 2005;

“Completion Payment”

means the amount of US$ seven million and four hundred thousand (US$7,400,000);

“Conditions”

means the terms and conditions of the Note as annexed to Schedule 3;

“Conditions Precedent”

means the conditions precedent set out in Clause 3.01;

“Exchange”

means the exchange of the Note for Preference Shares pursuant to Condition 6 or 7;

“Exchange Notice”

means a notice given by the Noteholder to the Company pursuant to Clause 6.01 of Schedule 3;

“Funded Debt”

means up to US$ ten million (US$10,000,000) of indebtedness of Acquisition Sub advanced by Citibank from time to time pursuant to that certain letter, dated February 2, 2005 between Citibank and Acquisition Sub and the related Master Note, dated February 28, 2005 made by Acquisition Sub to Citibank, including, without limitation, the indebtedness of IPI to Citibank to be assumed by Acquisition Sub in connection with the completion of the IPI Acquisition;

“Grand ADSs”

means the Company’s American depositary shares, each representing beneficial ownership of one Share of the Company;

“Group”

means the Company and its consolidated Subsidiaries;

“HK$”

means Hong Kong dollars;

“Hong Kong”

means the Hong Kong Special Administrative Region of the People’s Republic of China;

“IPI”

means International Playthings, Inc., a company incorporated under the laws of the State of New Jersey and whose registered office is at 75 Lackawanna Avenue, Parsippany, New Jersey 07054;

“IPI Acquisition”

means the acquisition of certain assets of IPI by Acquisition Sub;

“IPI Purchase Agreement”

means that certain Asset Purchase Agreement, dated 28 February 2005, by and among Acquisition Sub, the Company, IPI, Cambitoys LLC, Ted Kiesewetter, Michael Varda and John Jordan;

“knowledge”

means, with respect to the Company, the actual knowledge of facts or circumstances by any member of the board of directors or any executive officer of any member of the Group.

“NASDAQ”

means The NASDAQ SmallCap Market;

“Note”

means the exchangeable note to be issued by the Company on the terms set out in this Agreement in the Principal Amount and the form of certificate for the Note as specified in Schedule 4;

“Permitted Liens”

means liens for taxes not yet due or payable; inchoate mechanic and materialmen liens for construction in progress; inchoate workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the ordinary course of business; liens granted to secure the Funded Debt; and minor imperfections of title which do not, individually or in the aggregate, (i) have a material adverse effect on the Group taken as a whole, or (ii) materially impair the current business operations conducted on the affected property of the Group taken as a whole;

“PRC”

means the People’s Republic of China, which for the purpose of this Agreement shall exclude Hong Kong, Taiwan and the Macau Special Administrative Region of the People’s Republic of China;

“Preference Shares”

means two million (2,000,000) Series A Convertible Preference Shares of HK$1.00 each in the capital of the Company and all other (if any) shares resulting from any sub-division, consolidation or re-classification thereof;

“Preference Shareholders”

means holders of Preference Shares;

“Principal Amount”

means the amount of US$ seven million six hundred and seventy five thousand (US$7,675,000);

“Securities Act”

means the United States Securities Act of 1933, as the same shall be amended from time to time or any successor statute thereto;

“Shareholders”

means holders of Shares;

“Shares”

means ordinary shares of HK$1.00 each in the capital of the Company;

“Subsidiary”

has the meaning ascribed to it under section 2 of the Companies Ordinance and “holding company” shall also be construed according to such section;

“Taxation”

means:

(a)

any liability to any form of taxation whenever created or imposed and whether of Hong Kong or the PRC or of any other part of the world and, without prejudice to the generality of the foregoing, includes profits tax, provisional profits tax, property tax, estate duty, capital duty, stamp duty, payroll tax, withholding tax, rates, customs and excise duties and generally any tax, duty, impost, levy or rate or any amount payable to the revenue, customs or fiscal authorities whether of Hong Kong or the PRC or of any other part of the world;

(b)

an amount equal to any deprivation or loss of any relief, allowance, set-off, deduction in computing profits, or right to repayment of any sum granted by or pursuant to any legislation concerning or otherwise relating to paragraph (a) above; and

(c)

all costs, interests, penalties, charges and expenses incidental or relating to paragraph (a) above or to any relief, allowance, set-off or deduction in computing profits or right to repayment of paragraph (b) above to the extent that the same is/are payable or suffered by any member of the Group;

“US$”

means United States dollars; and

“Warranties”

means the representations, warranties and undertakings on the part of the Company or the Subscriber, as the case may be, and, in the case of the Company, the Warranties set forth in Schedule 2.

1.02 In this Agreement, unless the context otherwise requires, any reference to a “Clause” or a “Schedule” or a “Condition” is a reference to a clause, a schedule to or a condition of this Agreement and, unless otherwise indicated, includes all the sub-clauses of that clause, schedule or condition.

1.03 In this Agreement, words importing the singular include the plural and vice versa, words importing one gender include both genders and the neuter and references to persons include bodies corporate or unincorporate.

1.04 The headings and the table of contents in this Agreement are for convenience only and shall not affect its interpretation.

1.05 References to statutory provisions shall be construed as references to those provisions as respectively amended or re-enacted (whether before or after the date hereof) from time to time and shall include any provision of which they are re-enactments (whether with or without modification) and any subordinate legislation made under such provisions.

1.06 Reference to times of a day are to Hong Kong time.

2.  SUBSCRIPTION

2.01 Subject to Clause 3, the Company hereby agrees to issue, and the Subscriber agrees to subscribe for, the Note.

2.02 Each of the Company and the Subscriber agrees and acknowledges that all references in this Agreement to the “Noteholder” mean a reference to the Subscriber; and all rights, benefits, obligations and duties that are owed to, or by, the “Subscriber” under this Agreement, and to, or by, the “Noteholder” under the Conditions, shall be equally owed to, or by, the Subscriber.

3.  CONDITIONS PRECEDENT

3.01 The Subscriber’s obligation to subscribe for, and the Company’s obligation to issue, the Note pursuant to Clause 2.01 shall be conditional on the prior satisfaction or waiver of each of the following:

(a)  the completion of the IPI Acquisition occurring, save only for payment of the cash consideration due to the relevant sellers under the IPI Purchase Agreement;

(b)  the agreement of Citibank to the transfer to Acquisition Sub of IPI’s indebtedness to Citibank, advanced pursuant to that certain Agreement and Master Note, each dated July 2, 2004 in the maximum amount of US$13,500,000, or an agreement between Citibank and Acquisition Sub pursuant to which Citibank will advance some or all of the Funded Debt on terms substantially similar in all material respects to IPI’s indebtedness to Citibank, in either case without any requirement that the Subscriber or any of its Associates (including without limitation, Mr. Jeff Hsieh), other than Acquisition Sub, issue guarantees for the repayment of such Funded Debt;

(c) the approval by the board of directors of the Company, including the special committee thereof, of the issuance, and the terms and conditions, of the Note;

(d) the approval by the board of directors of the Company, including the special committee thereof, subject to the approval of the Shareholders at the Annual General Meeting, of the issuance, and the terms and conditions, of the Preference Shares including, without limitation, their convertibility into Shares and subsequently into Grand ADSs;

(e) the approval by the board of directors of the Company of the agenda of the Annual General Meeting, which shall include, inter alia, resolutions to be proposed in relation to:

(i) the issuance, and the terms and conditions, of the Preference Shares including, without limitation, their convertibility into Shares and subsequently into Grand ADSs;

(ii) the enlargement of the board of directors of the Company, pursuant to article 80 of the Articles, to no more than ten (10) persons; and

(iii) an amendment of the articles 94 and 95 of the Articles to require that all directors retire from office at each annual general meeting of the Company.

3.02 Subject to Clause 7.03, if any of the Conditions Precedent shall not have been fulfilled or waived by the Subscriber or the Company on or prior to March 1, 2005, this Agreement and everything herein contained, save for Clauses 7.02 and 7.03, shall be deemed to be terminated and neither party shall have any claim of any nature whatsoever against the other party.

4. WARRANTIES

4.01 Subject to the provisions in this Clause 4, the Company represents, warrants and undertakes to the Subscriber that each of the Warranties set forth in Schedule 2 of the Company is, in all material respects, true, accurate and not misleading as at the date of this Agreement; provided, however, that the Company makes no representation, warranty or undertaking regarding Playwell International Limited, Gatelink Mould Engineering Limited, Asian World Enterprises Co. Ltd., Great Wall Alliance Limited or Hong Kong Toy Centre Limited prior to August 16, 2004, and any representation, warranty or undertaking relating to any such entity is made, in part, in reliance on the representations and warranties of Subscriber set forth in that certain Subscription and Exchange Agreement by and among the Grand Toys International, Inc., the Company and the Subscriber, dated November 14, 2003, as subsequently amended.

4.02 The Company and the Subscriber, as the case may be, undertake to indemnify the other party against any loss, damage, reasonable cost or expense (including reasonable legal or other costs) howsoever arising from, relating to or resulting from any breach of any of the Warranties of the Company or the Subscriber, as the case may be, or such loss, damage, reasonable cost and expense arising out of, or relating to, the following:

(a) any cost of correcting or restoring the subject matter to the warranted state or condition; and

(b) any difference in value between, on the one hand, the actual value of the subject matter of any Warranty at the date of this Agreement and, on the other hand, the value it would have had if there had been no breach of the relevant Warranty.

4.03 If at any time before the Completion Date, any of the Warranties is found to be materially incorrect or has not been duly and promptly fulfilled or performed in a material respect, or is incapable of due and prompt fulfilment or performance by the Company, then the Subscriber may, in its sole discretion, by notice in writing to the Company, rescind or terminate this Agreement in respect of the Subscriber’s obligation to subscribe for the Note without prejudice to any claim that the Subscriber has or may have against the Company.

4.04 The Company’s and the Subscriber’s maximum aggregate liability to the other party in respect of all breaches of this Agreement, including claims made by the Subscriber or the Company for breach of any Warranty pursuant to this Clause 4 shall not exceed the amount of the Completion Payment reduced, in the case of the Company by the amount of any payments of the Principal Amount made by it under the Note.

4.05 Neither the Subscriber nor the Company shall have any liability under this Agreement and/or the Note, unless:

(a) the amount of a single claim under this Agreement and/or the Note, including (without limitation) for breach of any Warranty, exceeds US$250,000; and

(b) the amount of such claim under Clause 4.05(a) (when aggregated with the amount of any other such claim or claims for breach of Warranties then or previously made hereunder) exceeds US$1,000,000, in which event the whole of such claim and all previous claims shall be recoverable in full.

4.06 Neither the Subscriber nor the Company shall have any liability in respect of any breach of this Agreement, including any claim by the Subscriber or the Company for breach of any Warranty pursuant to this Clause 4, unless the Subscriber or the Company, as the case may be, shall have given notice in writing to the other party of such claim specifying (in reasonable detail) the matter which gives rise to the claim, the nature of the claim and the amount claimed in respect thereof not later than the first anniversary of the Completion Date.

4.07 The Subscriber hereby represents and warrants and covenants to the Company that:

(a) the Subscriber has been validly incorporated or established pursuant to the laws of British Virgin Islands, all legal and procedural requirements and all other formalities concerning the said incorporation or establishment have been duly and properly complied with and, if and as applicable, is in good standing;

(b)it has full corporate power to enter into, and exercise its rights and perform its obligations under, this Agreement and all corporate and other actions required to authorise its execution of this Agreement and its performance of its obligations under this Agreement have been duly taken and this Agreement shall, when executed, be a legal, valid and binding agreement upon it and be enforceable in accordance with its terms; and

(c) the execution, delivery or performance of this Agreement by it does not, and will not, violate, in any respect, any provision of:

(i) any law or regulation or any order or decree of any governmental authority, agency or court of Hong Kong or elsewhere;

(ii) the laws and documents incorporating and constituting it;

(iii) the Subscriber’s memorandum and articles of association; or

(iv) any other agreement or other undertaking to which the Subscriber is a party or which is binding upon it or any of its assets, and such execution, delivery or performance does not, and will not, result in the creation or imposition of any encumbrance on the assets of the Subscriber pursuant to the provisions of any such agreement or other undertaking.

4.08 The Subscriber Acknowledges that the Note is, and the Preference Shares issuable upon the exchange of the Note and the Shares and Grand ADSs issuable upon conversion of the Preference Shares will be, offered and sold to the Subscriber in reliance on specific exemptions from the registration requirements of United States federal and state securities laws, including those available under Regulation S promulgated under the Securities Act and the sale of this Note, the Preference Shares, the Shares and the Grand ADS have not been registered under the Securities Act or any state or foreign securities laws.  In this regard, the Subscriber represents, warrants and covenants to the Company that:

(a) the Subscriber is not a U.S. Person (as defined Regulation S promulgated under the Securities Act) and is an affiliate (as defined in Rule 501(b) under the Securities Act) of the Company;

(b) at the time of the origination of this Agreement and the date of the execution and delivery of this Agreement, the Subscriber was outside of the United States;

(c) the Subscriber will not, during the distribution compliance period (as defined in Regulation S), offer, sell, pledge or otherwise transfer the Note, the Preference Shares, the Shares or the Grand ADSs in the United States, or to a U.S. Person for the account or for the benefit of a U.S. Person, or otherwise in a manner that is not in compliance with Regulation S or the registration requirements of the Securities Act;

(d) the Subscriber has not in the United States, engaged in, and prior to the expiration of the distribution compliance period will not engage in, any short selling of or any hedging transaction with respect to the Grand ADSs, including without limitation, any put, call or other option transaction, option writing or equity swap, except for the exchange of the Note for Preference Shares and the conversion of the Preference Shares into Shares or Grand ADS;

(e) neither the Subscriber nor or any person or entity acting on its behalf has engaged, nor will engage, in any directed selling efforts to a U.S. Person with respect to the Note, the Preference Shares or the Shares or Grand ADSs issuable upon conversion of the Preference Shares and the Subscriber and any person or entity acting on its behalf have complied and will comply with the “offering restrictions” requirements of Regulation S under the Securities Act;

(f) the offer and sale of the Note has not been, and the issuance of the Preference Shares, the Shares and the Grand ADSs will not be, pre-arranged with a buyer located in the United States or with a U.S. Person, and are not part of a plan or scheme to evade the registration requirements of the Securities Act;

(g) neither the Subscriber nor any person or entity acting on its behalf has undertaken or carried out any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States, its territories or possessions, for any of the Grand ADSs, and the Subscriber agrees not to cause any advertisement of the Note, the Preference Shares, the Shares or the Grand ADSs to be published in any newspaper or periodical or posted in any public place and not to issue any circular relating to the Note, the Preference Shares, the Shares or the Grand ADSs, except such advertisements that include the statements required by Regulation S under the Securities Act, and only offshore and not in the United States or its territories and possessions, and only in compliance with any local applicable securities laws;

(h) neither the Subscriber nor any transferee of the Subscriber will sell or otherwise transfer the Note, the Preference Shares issuable upon exchange of the Note, or the Shares or the Grand ADSs issuable upon conversion of the Preference Shares without registration under the Securities Act or in accordance with an exemption therefrom, and fully understands and agrees that the Subscriber or any such transferee must bear the economic risk of holding the Note, the Preference Shares, the Shares and the Grand ADSs for an indefinite period of time because, among other reasons, the Note, the Preference Shares, the Shares and the Grand ADSs have not been registered under the Securities Act or under the securities laws of certain states or foreign jurisdictions and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless the securities are subsequently registered under the Securities Act and under the applicable securities laws of such states or foreign jurisdictions unless an exemption from such registration is available in the opinion of counsel for the Subscriber, which counsel and opinion are reasonably satisfactory to counsel for the Company; and

(i) the Subscriber is acquiring the Note, and will be acquiring the Preference Shares issuable upon exchange of the Note and the Shares and Grand ADSs issuable upon conversion of the Preference Shares, for the Subscriber’s own account for investment and not with a view to resale or distribution except in compliance with the Securities Act and all other applicable state and foreign securities laws.

4.09  The Note, and each certificate representing the Preference Shares issuable upon exchange of the Note and the Shares and Grand ADSs issuable upon conversion of the Preference Shares shall be endorsed with the following legends, in addition to any other legend required to be placed thereon by applicable federal or state or foreign securities laws:

“THE SECURITIES ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”)), AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.”

“TRANSFER OF THESE SECURITIES IS PROHIBITED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION.  HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

The Subscriber consents to the Company making a notation on its records or giving instructions to any depositary of the Company in order to implement the restrictions on transfer of the Note, the Preference Shares, or the Shares or Grand ADSs as set forth in this Clause 4.08.

4.10 The Subscriber acknowledges that during the course of the negotiation of this Agreement, the Subscriber and its representatives have had the opportunity to ask questions of and receive answers from the Company, and has had access to or has received all written documentation and other information deemed necessary by it for the purpose of evaluating the Company, and the purchase of the Note.  In entering into this Agreement and in purchasing the Note, Subscriber has relied solely upon its own investigation and analysis (and that of its representatives), its own knowledge of the industry in which the Group conducts its business operations and the express representations and warranties of the Company set forth in this Agreement.

5.   UNDERTAKINGS

5.01 The Company undertakes to procure, as soon as practicable after provision by the Subscriber to the Company of a list of nominees acceptable for election as directors, the approval by the board of directors of the Company of the inclusion on the agenda of the Annual General Meeting of a resolution to be proposed in relation to the election of persons to the board of directors of the Company, by way of filling (a) the five (5) vacancies created by the retirement of all incumbent directors at the Annual General Meeting as required by article 94 of the Articles; and (b) subject to the resolution referred to in Clause 3.01(e)(ii) above being passed, all, or such lesser number as the Subscriber may desire, of the new positions created by enlargement of the board of directors, all such persons being reasonably acceptable to Subscriber.

5.02 The Company undertakes to procure the issuance of a notice of the 2005 Annual General Meeting to Shareholders as soon as practicable after the approval referred to in Clause 3.01(d) and provision by the Subscriber to the Company of a list of nominees acceptable for election as directors, together with all information regarding such director nominees reasonably requested by the board of directors of the Company; provided, however, that in the event the Subscriber does not provide such list and information by 15 March 2005, the Company shall issue the notice of the 2005 Annual General Meeting to Shareholders immediately thereafter.

5.03 The Subscriber undertakes to vote all of the Shares or Grand ADSs owned by it in favor of each of the Annual General Meeting matters set forth in Clause 3.01(e).

6.   COMPLETION

6.01 Subject to fulfilment or waiver of the Conditions Precedent pursuant to Clause 3, Completion of the issue of the Note shall take place at 5.00 p.m. on the Completion Date at the offices of Dorsey & Whitney, Suite 3008, One Pacific Place, 88 Queensway, Hong Kong at which time all (but not part only) of the following business shall be transacted:

(a) the Company shall deliver, or procure the delivery of, to the Subscriber one certified true copy of the resolutions of the board of directors of the Company referred to in Clauses 3.01 (c), (d) and (e);

(b) the Company shall deliver to the Subscriber a signed and sealed Note; and

(c) the Subscriber shall pay to the Company or its designees the Completion Payment in full satisfaction of the Principal Amount by wire transfer of immediately available funds to the account or accounts designated by the Company.

6.02 Neither party shall be obliged to perform its obligations under Clause 6.01 unless the other party has complied, or shall simultaneously comply, in full with its obligations under Clause 6.01.

6.03 If the Company on the one hand, or the Subscriber on the other hand, shall be unable to comply with, or shall have otherwise not completed, any of its obligations under Clause 6.01 on the Completion Date, the party not in default may, without prejudice to its other rights:

(a) defer Completion to a date not more than fourteen (14) days after the said date (and so that all the provisions of this Clause 6 shall apply to Completion as so deferred);

(b) proceed to Completion so far as practicable; or

(c) rescind this Agreement with respect to that party’s obligations under this Agreement, and neither party shall have any claim against the other save in respect of Clause 7.03 for any antecedent breach of the terms of this Agreement.

7.  GENERAL

7.01 Except as otherwise provided herein, all provisions of this Agreement shall so far as they are capable of being performed or observed continue in full force and effect notwithstanding Completion except in respect of those matters then already performed.

7.02 Prior to the Completion Date, save for such disclosures or announcements as are required by any regulatory authorities or by law or to the professional advisers and auditors of the parties hereto, neither of the parties hereto shall disclose and/or make any public announcement in relation to the terms of this Agreement or the transactions or arrangements hereby contemplated or herein referred to or any matter ancillary hereto or thereto without the prior written consent of the other party.  Each of the Company and the Subscriber will provide the other with a reasonable opportunity to review any press releases or regulatory filing issued or filed by it prior to its public release or filing and shall consider any reasonable comments made by the other on such press release or filing.  This Clause 7.02 shall survive completion or termination of this Agreement.

7.03 Each party shall bear its own expenses, including legal and financial advisory fees, costs and expenses of whatsoever nature, in respect of the negotiation, structuring and completion of the transactions contemplated by this Agreement.  This Clause shall survive termination of this Agreement (including termination pursuant to Clause 3.02)).

7.04 If at any time one or more provisions hereof is or becomes invalid, illegal, unenforceable or incapable of performance in any respect, the validity, legality, enforceability or performance of the remaining provisions hereof shall not thereby in any way be affected or impaired.

7.05 Time shall be of the essence of this Agreement.

7.06 This Agreement shall be binding on, and shall inure for the benefit of, the successors and assigns of the parties to this Agreement but shall not be capable of being assigned by either party without the prior written consent of the other.  This Agreement may not be amended except by written agreement signed by both the Company and the Subscriber.

7.07 This Agreement (together with the documents to be executed as contemplated hereunder) sets forth the entire agreement and understanding between the parties in relation to the transactions contemplated by this Agreement and supersedes and cancels in all respects all previous agreements, term sheets, letters of intent, correspondence, understandings, agreement and undertakings (if any) between the parties to this Agreement with respect to the subject matter hereof, whether written or oral.

7.08 This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument.  Either party to this Agreement may enter into this Agreement by signing any such counterpart but shall only be bound by it after it has been delivered.

8.   NOTICES

8.01 Any notice required to be given under this Agreement shall be deemed duly served if served by hand or by facsimile transmission to the addresses provided below or to such other address as may have been last notified in writing by or on behalf of the relevant party to the other party hereto.  Any such notice shall be deemed to be served at the time when left at the address of the party to be served or, if served by facsimile transmission, when sent.  In proving service it shall be sufficient, in the case of service by facsimile transmission, to prove that the transmission was confirmed as sent by the originating machine.

To the Company:

Grand Toys International Limited
Room UG202, Floor UG2
Chinachem Golden Plaza
77 Mody Road
Tsimshatsui East
Kowloon, Hong Kong
Facsimile No:  +852.2736.2211
Attention:  Mr. Henry Hu, CEO

To the Subscriber:

Centralink Investments Limited
c/o Cornerstone Overseas Investments, Limited
Room UG202, Floor UG2
Chinachem Golden Plaza
77 Mody Road
Tsimshatsui East
Kowloon, Hong Kong
Facsimile No:  +852.2520.5049
Attention:  Mr. Jeff Hsieh

9.  GOVERNING LAW

9.01 This Agreement is governed by and shall be construed in accordance with the laws of Hong Kong, and the parties hereto hereby submit to the non-exclusive jurisdiction of the courts of Hong Kong in connection herewith but this Agreement may be enforced in any court of competent jurisdiction.

SCHEDULE 1

PARTICULARS OF THE COMPANY AS AT COMPLETION

Company Name:

Grand Toys International Limited

Place of Incorporation:

Hong Kong

Date of Incorporation:

15 October 2003

Company No.:

866120

Authorised Share Capital:

HK$100,000,000 divided into 100,000,000 shares of HK$1.00 each

Issued Share Capital:

HK$15,589,284 divided into 15,589,282 ordinary shares of HK$1.00 each (subject to possible increase prior to Completion in the event of exercise of options and warrants listed on the September 30, 2004 6-K and as set forth on Schedule 5) and two non-voting deferred shares of HK$1.00 each

Directors:

Henry Hu
Elliot Bier
Michael Josef Kron
Robert Laverdure
Thomas J. Mitchell

Business:

Holding company

SCHEDULE 2

WARRANTIES

1.

General Information

(A)

The Company has full corporate power to enter into this Agreement and to exercise its rights and perform its obligations under this Agreement and, except for the approval by the Shareholders of the actions contemplated by Clauses 3.01 (d) and (e), all corporate and other actions required to authorise its execution of this Agreement and its performance of its obligations under this Agreement have been duly taken.

(B)

The execution, delivery or performance of this Agreement by the Company does not, and shall not, violate, in any respect, any provision of:

(a) any law or regulation or any order or decree of any governmental authority, agency or court applicable to the Company except such violations that would not have a material adverse effect on the business or financial condition of the Group taken as a whole;

(b) the Company’s Articles; or

(c)any other agreement or other undertaking to which any member of the Group is a party or which is binding upon it or any of its assets, except such violations that would not have a material adverse effect on the business or financial condition of the Group taken as a whole, and such execution, delivery or performance does not, and shall not, result in the creation or imposition of any encumbrance on a substantial portion of the assets of any member of the Group pursuant to the provisions of any such agreement or other undertaking.

(C)

The information and particulars in respect of the Company set out in Schedule 1 are true and accurate in all material respects.  Each member of the Group (other than the Company) is a direct or indirect wholly-owned Subsidiary of the Company and all shares held by any member of the Group in any other member of the Group are beneficially owned by such member and are credited as fully paid free from any liens, charges, encumbrances and other third party rights other than Permitted Liens.

(D)

All issued shares in the capital of each member of the Group have been duly issued, allotted and credited as fully paid up.

(E)

Except for shares held by any member of the Group in any other member of the Group, no member of the Group directly or indirectly holds or beneficially owns any equitable, financial, management or other interest in any person (including any company, partnership, unincorporated company or association).

(F)

As at the date of this Agreement, no member of the Group has any branch, agency, place of business or any permanent establishment in any country other than Hong Kong, the PRC, Canada and the United States.

(G)

The minute books of directors’ meetings and of shareholders’ meetings of each member of the Group contain full and accurate records in all material respects of all resolutions passed by the board of directors and the shareholders, respectively, of such member.

2.

Note

(A)

The Note shall be issued free from any liens, charges and encumbrances or third-party rights of whatsoever nature in accordance with the Articles and in compliance with all relevant laws of Hong Kong.

(B)

Subject to shareholder approval of the issuance of the Preference Shares upon exchange of the Note and the issuance of the Shares upon conversion of the Preference Shares, the Company has full power and authority to issue the Note and does not require any consent from any third party.

(C)

Save and except for the Note and as set forth on Schedule 5, there is no option, right to acquire, mortgage, charge, pledge, lien or other form of security or encumbrance on, over or affecting any part of the issued or unissued share capital of any member of the Group except those imposed by the holders of the Grand ADSs and there is no agreement or commitment by any member of the Group to give or create any of the foregoing and, to the actual knowledge of the Company, no written claim has been made by any person to be entitled to any of the foregoing which has not been waived in its entirety or satisfied in full.

(D)

Except as set forth in the Company’s report on Form 6-K for the quarter ended September 30, 2004, as filed with the United States Securities and Exchange Commission (the “September 2004 6-K”), the IPI Purchase Agreement, as set forth on Schedule 5 and the Note, there is no agreement or commitment outstanding which calls for the allotment or issue of, or accords to any person the right to call for the allotment or issue of, any shares in, or debentures of, any member of the Group.

3.

Regulatory Compliance

(A)

Each member of the Group has been validly incorporated or established pursuant to the laws of its country of incorporation or establishment, all legal and procedural requirements and all other formalities concerning the said incorporation or establishment have been duly and properly complied with and, if and as applicable, each such member is in good standing, subject to such exceptions as would not have a material adverse effect on the business or financial condition of the Group taken as a whole.

(B)

All corporate or other documents required to be filed or registered in respect of each member of the Group with the authorities in the place of incorporation or establishment of such member have been duly filed, except where the failure to file or register would not have a material adverse effect on the business or financial condition of the Group taken as a whole.

(C)

The statutory books of each member of the Group have been properly written up in all material respects and no member of the Group has received in writing any application or request for rectification of its register of shareholders and compliance has been made in all material respects with all other applicable regulatory requirements concerning each such member and all issues of shares, debentures or other securities by each such member.

(D)

To the knowledge of the Company, each member of the Group has complied, in all material respects, with all publicly available legislation and obtained all necessary licences, consents and other permissions and approvals which are material to its business whether in the country, territory or state in which it is incorporated, established or operating (including, but without limitation, legislation relating to companies and securities, real property, Taxation and prevention of corruption) and each member of the Group has complied in all material respects with all applicable regulatory requirements in relation to any transactions to which it has been a party prior to the date of this Agreement, except in each such case where such non-compliance or failure to obtain would not have a material adverse effect on the business or financial condition of the Group taken as a whole.

(E)

To the knowledge of the Company, each of its filings with the United States Securities and Exchange Commission comply, in all material respects, as to form, with the provisions of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder and do not contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(F)

To the knowledge of the Company, all material licenses, consents and other permissions and approvals required for or in connection with the carrying on of the business now being carried on by each member of the Group are in full force and effect and have been duly complied with in all material respects, subject to such exceptions as would not have a material adverse effect on the business or financial condition of the Group taken as a whole.

4.

Accounts

(A)

The Accounts:

(a) were prepared in all material respects in accordance with applicable laws and in conformity in all material respects with generally accepted accounting principles in the United States (“US GAAP”);

(b) fairly present in all material respects the financial position of the Group at the dates thereof and the results of operations of the Group for the period covered thereby (except that the interim financial statements do not contain the notes normally required by US GAAP and subject, in the case of the interim financial statements, to normal year-end adjustments); and

(c) are consistent in all material respects with the books and records of the Group.

(B)

The accounting and other books and records of each member of the Group are in such member’s possession, have been properly written up and accurately present and reflect, in all material respects, all the material transactions entered into by such member or to which such member has been a party.

5.

Assets

(A)

All the material assets and property owned by the Group are fully provided for in the Accounts in accordance with US GAAP, and are legally and beneficially owned by the relevant member of the Group and, except as set forth in the September 2004 6-K, are free from all mortgages, charges, pledges, liens, security interests, retentions of title, third party rights and other encumbrances other than Permitted Liens.

(B)

The members of the Group have good title to, or valid leasehold interests in, all of their respective material assets, subject to liens and encumbrances arising in the ordinary course of business and Permitted Liens.

6.

Taxation

(A)

Each member of the Group has complied, in all material respects, with all other relevant legal requirements relating to registration or notification for Taxation purposes.

(B)

Each member of the Group has:

(a) to its knowledge, paid or accounted for all Taxation (other than amounts being contested in good faith) due to be paid or accounted for by it before the date of this Agreement; and

(b) to its knowledge, taken all reasonable steps to obtain any repayment of or relief from Taxation available to it.

(C)

The material returns which ought to have been made or filed by or in respect of each member of the Group for any Taxation purposes have been made or filed within the requisite periods to or with the relevant Taxation authority and all such returns have been prepared in all material respects on a correct and proper basis and to the knowledge of the Company none of them is the subject of any dispute with the relevant Taxation authority.

(D)

The provisions included in the Accounts are sufficient in all material respects to cover all Taxation in respect of all periods ending on or before the Accounts Date for which any relevant member of the Group was then or might at any time thereafter become or have been liable.

(E)

No material liability for Taxation has been incurred after the Accounts Date by any member of the Group otherwise than in the ordinary course of its business.

7.

Litigation

(A)

Except as set forth in the Company’s September 2004 6-K, no member of the Group is a party to any material litigation, arbitration, prosecution, dispute, investigation or to any other material legal or contractual proceedings (together “Proceedings”) and there are, to the knowledge of the Company, no written threats which would give rise to such Proceedings and, to the knowledge of the Company, there are no unfulfilled or unsatisfied judgments or court orders against any member of the Group.

8.

Transactions after the Accounts Date

(A)

From the Accounts Date through the date of this Agreement, other than the transactions contemplated by this Agreement, engaging in the IPI Acquisition, incurring the Funded Debt and negotiating the proposed “Zizzle” joint venture with Roger Shiffman, each member of the Group has carried on its business in the ordinary course and has not:

(a) other than pursuant to the Note or as set forth on Schedule 5, issued or agreed to issue any shares or other securities or grant any option over or right to acquire any additional shares or purchase or redeem any Shares;

(b) made any redemption of share capital, share premium account or capital redemption reserve involving any repayment to its shareholder(s) either in cash or in specie;

(c) other than as contemplated hereby or by the Note and the Preference Shares, modified the rights attaching to its shares or created or issued or permitted to be in issue any other class of equity share capital carrying any right to income or capital which is more favourable than the corresponding right attaching to its shares or attached any special rights or privileges to any such other class of equity share capital; provided that nothing in this paragraph shall prevent any consolidation or sub-division of its shares;

(d )made any dividend or other distribution in specie to its shareholders except for any dividends lawfully made out of its profits available for distribution and, where immediately after such payment of dividends, it continues to have working capital so as to pay its debts as they fall due;

(e) (i) advanced any loans, repaid, cancelled or otherwise extinguished any loans or amounts due and owing by or to it other than in the ordinary course of its business; or (ii) made any payment in any form and of any nature to its shareholders, whether in cash or otherwise, other than payments made to the Subscriber or its Associates;

(f) save for the purpose of or in connection with this Agreement and/or the Conditions, issued any debentures or, except as set forth in Clause 8(A)(a) above other securities convertible into shares or debentures;

(g) except for the Funded Debt, sold or otherwise disposed of or encumbered or granted material rights over any of its assets otherwise than to another member of the Group;

(h) changed its existing business in a material way or entered into any material new business other than as contemplated by the IPI Acquisition;

(i) except as set forth on Schedule 5, established any share or share option scheme for employees or subsequently increased or decreased the number of shares to be issued thereunder, or varied the terms of any such scheme;

(j) except as set forth on Schedule 5, increased the remuneration paid (in any manner whatsoever) to any of its directors (in their capacity as directors or in any other capacity whatsoever) by an annual percentage amount greater than any annual average percentage increase in remuneration applied with respect to all senior management of such member;

(k) except for the Funded Debt and Permitted Liens, created any fixed or floating charges, lien (other than a lien arising by operation of law) or other encumbrance over the whole or any substantial part of its undertaking, property or assets save in the ordinary course of its business;

(l) made any loan or advance or given any credit in excess of US$100,000 other than in the ordinary course of its business;

(m) given any guarantee or indemnity for or otherwise shared the liabilities or obligations of any person other than another member of the Group;

(n) changed its memorandum or articles of association or other constitutive documents;

(o) save and except in the ordinary course of its business and as contemplated hereby, incurred any indebtedness, capital expenditure or other expenses in excess of US$100,000;

(p) to its knowledge, committed any breach which would entitle any third party (with or without giving notice) to call for the repayment of any indebtedness in an amount in excess of US$100,000 prior to its scheduled maturity date; or

(q) to its knowledge, defaulted in any of its contractual obligations which in aggregate may result in claims of more than US$100,000.

9.

Insolvency

(A)

To the knowledge of the Company, no order has been made or petition presented or resolution passed for the winding up of any member of the Group, nor has any distress, execution or other process been levied against any such member or action taken to repossess goods or assets in the possession of any such member.

(B)

To the knowledge of the Company, no steps have been taken for the appointment of an administrator or receiver of any part of the property of any member of the Group.

(C)

No member of the Group has made or proposed any arrangement or composition with its creditors generally or any class of its creditors.

10.

Funded Debt

(A)

The assumption by Acquisition Sub of the Funded Debt does not, and shall not, violate, in any respect, any provision of its Certificate of Incorporation or Bylaws or any agreement or other undertaking to which it is a party.

(B)

To the knowledge of the Company, there are no facts or circumstances that constitute an event of default by IPI in respect of the Funded Debt, either currently or with the passage of time, and the Company has no knowledge of any facts or circumstances which would cause Acquisition Sub to be in such default upon the assumption of the Funded Debt.

(C)

The documents in respect of the Funded Debt provided by the Company to the Subscriber are accurate and complete copies of all documents in respect of the Funded Debt.

11.

Miscellaneous

(A)

No member of the Group has any knowledge that it has:

(a) committed any material breach of any trust deed, agreement or licence to which it is a party which is material to the Group, or of any covenant, mortgage, charge or debenture given by it which is material to the Group; or

(b) omitted to do anything material required or permitted to be done by it necessary for the protection of its respective title to or for the enforcement or the preservation of any order or priority of any material properties or rights owned by it.

SCHEDULE 3

CONDITIONS

A copy of the Conditions is annexed.

SCHEDULE 3

TERMS AND CONDITIONS

The Note shall be held subject to, and have the benefit of, the Conditions set out below:

1.

INTERPRETATION

1.01

In these Conditions, the words and expressions set out below shall have the meanings attributed to them in the Agreement (as defined below) and below, unless the context otherwise requires:

“Agreement”

has the meaning ascribed to it in the Note;

“Completion Date”

means the date on which the Note shall have been issued;

“Company”

has the meaning ascribed to it in the Note;

“Conversion Price”

means the average closing price of Grand ADSs on NASDAQ for the forty (40) consecutive trading days immediately prior to the issuance of the Note, but in no event less than the par or nominal value thereof;

“Default Rate”

means the Interest Rate plus five (5) per cent. per annum;

“Depositary”

means The Bank of New York, or any successor depositary for the Grand ADSs;

“Events of Default”

has the meaning ascribed to it under Condition 9.01;

“Exchange”

has the meaning ascribed to it under Condition 7.01;

“Exchange Date”

means the date on which the Note shall have been exchanged for Preference Shares under Condition 6 or 7;

“Exchange Notice”

has the meaning ascribed to it in Condition 6.01;

“Exchange Price”

means the price at which the Note is exchanged under Condition 6 or 7 being the Principal Amount divided by two million (2,000,000), being US$3.8375 per Preference Share;

“Exchange Rights”

means the rights pursuant to Condition 6 or 7 to exchange the Note for Preference Shares;

“Exchange Shares”

means the Preference Shares to be issued by the Company in exchange for the Note under the Conditions and all Shares into which the Preference Shares will be convertible;

“Grand ADSs”

means the Company’s American depositary shares, each representing beneficial ownership of one Share of the Company;

“Interest Rate”

means fifteen (15) per cent. per annum;

“Maturity Date”

means the earlier of:

(a)

sixty (60) days after the Completion Date; or

(b)

as soon as practicable but in no event later than ten (10) days after the date of approval by the Shareholders at the Annual General Meeting of the issuance, and the terms and conditions, of the Preference Shares;

“month”

means a period starting on one day in a calendar month and ending in the numerically corresponding day in the next succeeding calendar month provided that if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last day in that month;

“NASDAQ”

means The NASDAQ SmallCap Market;

“Noteholder”

has the meaning ascribed to it in the Note;

“Outstanding Amount”

means the Principal Amount together with interest accrued and unpaid thereon at the Interest Rate or the Default Rate (as applicable);

“Payment Date”

means the date when the Noteholder pays the Outstanding Amount; and

“Prepayment Date”

means the date on which the Note is prepaid under Condition 6;

“Shares”

means ordinary shares of HK$ one (1.00) each in the capital of the Company.

1.02

The expressions “Company” and “Noteholder” shall where the context permits include their respective successors and permitted assigns and any persons deriving title under them.

1.03

In these Conditions, unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing gender or the neuter include both genders and the neuter.  References to these Conditions shall be construed as references to these Conditions as amended or supplemented from time to time.  Condition headings are inserted for reference only and shall be ignored in construing these Conditions.

1.04

References herein to persons include references to individuals, firms, companies, corporations and unincorporated bodies of persons and vice versa (where the context requires).

2.

MATURITY

2.01

Subject as provided herein, the Note shall, unless previously exchanged for Preference Shares pursuant to Condition 6 or 7 or prepaid pursuant to Condition 6, be repaid subject to and in accordance with these Conditions on the Maturity Date.

3.

STATUS AND TRANSFER

3.01

The obligations of the Company arising under the Note constitute direct, unconditional, unsecured and general obligations of the Company.

3.02

The Note is issued in registered form and may not be transferred.  No application shall be made for a listing of the Note or the Preference Shares on NASDAQ or any United States, foreign stock or other exchange or automated quotation system.

4.

INTEREST

4.01

The Note shall bear interest from the date of issuance of the Note by reference to the Principal Amount, at the Interest Rate, payable quarterly in arrears, on the basis of the actual number of days elapsed and a year of three hundred and sixty five (365) days until the Maturity Date, unless previously prepaid pursuant to Condition 6 or exchanged for Preference Shares pursuant to Condition 6 or 7.

4.02

During the pendency of an Event of Default, the Company shall pay interest on the unpaid Principal Amount from and excluding the due date to the date of actual payment (after as well as before judgment) at the Default Rate and calculated on the basis of the actual number of days elapsed and a year of three hundred and sixty five (365) days.

4.03

Subject to the terms of Conditions 6 and 7, in the event that the Note is prepaid pursuant to Condition 6 or exchanged for Preference Shares pursuant to Condition 6 or 7, the Company shall pay to the Noteholder the Interest Rate in respect of the Principal Amount calculated up to the Exchange Date or the Prepayment Date.

4.04

Provided that no Event of Default has occurred and is continuing, and with the consent of the Noteholder, which consent may be withheld at its absolute discretion, the Company may, upon prepayment or exchange of the Note for Preference Shares pursuant to Condition 6 or 7, issue, in lieu of a cash payment in respect of interest, as the case may be, accrued up to the date of such prepayment, exchange or conversion, such number of Shares as shall be determined by dividing the aggregate accrued interest by the average closing price of Grand ADSs on NASDAQ for the forty (40) consecutive trading days immediately prior to such issuance (but in no event less than the par or nominal value thereof).

4.05

Notwithstanding anything to the contrary set forth in these Conditions, in no event shall any limit on the yield or interest rate payable with respect to the Note (including any limit upon the amount of interest payable in cash) affect the payment in cash of any Default Rate interest.

4.06

When the Principal Amount is paid, or prepaid, or exchanged for Preference Shares, interest shall cease to accrue on the date of such payment, prepayment or exchange.

5.

PAYMENTS

5.01

All payments by the Company under these Conditions shall be made in US$ to the Noteholder in immediately available funds free and clear of any withholdings or deductions for any present or future taxes, imposts, levies, duties or other charges other than those required by law to be made or paid by or on behalf of the Noteholder or the Company.

5.02

When any payment would otherwise be due on a day which is not a Business Day, the payment shall be due on the next following Business Day and interest shall be adjusted accordingly.

6.

VOLUNTARY PREPAYMENT

6.01

Provided that no Event of Default has occurred and is continuing, the Company may, with not less than thirty (30) days prior notice in writing to the Noteholder, elect to prepay the Note in whole (but not part) in cash, with interest on the Note until the Prepayment Date; provided, however, that upon receipt of such written notice, the Noteholder may elect, subject to applicable law, by notice in writing to the Company given not later than five (5) days prior to the Prepayment Date (the “Exchange Notice”), to exchange the Note for the Preference Shares on the terms of these Conditions.  Once delivered, any notice given by the Company or the Noteholder pursuant to this Condition shall be irrevocable.

7.

EXCHANGE

7.01

Subject to the prior approval by the Shareholders at the Annual General Meeting of the issuance, and the terms and conditions, of the Preference Shares, the Note shall be exchanged not later than ten (10) Business Days after such approval for 2,000,000 Preference Shares (the “Exchange”).  The Principal Amount shall be discharged automatically upon the Exchange.

7.02

The Preference Shares shall have the rights set out in Annexure 1.

7.03

Subject to any requirements of the Marketplace Rules promulgated by the National Association of Securities Dealers, Inc., including, without limitation, the prior approval by the Shareholders at the Annual General Meeting of the issuance, and the terms and conditions, of the Preference Shares, the Preference Shares shall be allotted and issued by the Company, credited as fully paid, to the Noteholder by no later than ten (10) Business Days after the date of the Annual General Meeting.

7.04

The Company and the Noteholder shall be responsible in equal parts for payment of all duty and other fees (including any issue and registration duties and NASDAQ levies and charges) arising on the Exchange.

7.05

The Company shall deliver to the Noteholder a certificate or certificates representing the Preference Shares subject to surrender of the Note by the Noteholder (which the Noteholder shall surrender promptly on the date set by the Company for the Exchange).  Upon the Exchange, the Note shall forthwith be cancelled and shall not be reissued.

7.06

For the avoidance of doubt, no further moneys shall, upon and after the Exchange, be payable by or to the Noteholder, save as provided in Condition 6 or 7.

8.

PROTECTION OF THE NOTEHOLDER

8.01

So long as the Note is outstanding, the Company undertakes to the Noteholder that it shall:

(a)

(i) keep available for issue, free from pre-emption rights, out of its authorised but unissued capital sufficient shares to satisfy in full the Exchange Rights (if and when exercised); (ii) ensure that all Exchange Shares, when issued, shall be duly and validly issued fully paid or credited fully paid and registered; and (iii) ensure that Exchange Shares are issued at an amount not less than the par value thereof;

(b)

provide the Noteholder with copies of all notices and other information sent by the Company to Shareholders at substantially the same time as it provides the same to Shareholders;

(c)

save in connection with the Agreement and the transactions contemplated hereby, the Note, these Conditions and the Preference Shares, the Funded Debt and the IPI Acquisition:

(i)

except as set forth on Schedule 5, not issue or agree to issue any Shares or Preference Shares or other securities or grant any option over or right to acquire any additional Shares or Preference Shares or purchase or redeem any Shares or Preference Shares;

(ii)

not make any redemption of share capital, share premium account or capital redemption reserve involving any repayment to its Shareholders either in cash or in specie;

(iii)

not in any way modify the rights attaching to its Shares or create or issue or permit to be in issue any other class of equity share capital carrying any right to income or capital which is more favourable than the corresponding right attaching to the Preference Shares or attach any special rights or privileges to any such other class of equity share capital; and

(iv)

not issue any debentures or other securities convertible into or exchangeable for Shares or Preference Shares;

(d)

not pass any resolution the result of which would be its winding up, liquidation or receivership or to make any composition or arrangement with creditors that is not within the normal course of its business;

(e)

procure that each of the Company’s accounts shall be prepared in all material respects in accordance with the requirements of all relevant statutes, with good accounting principles and practices generally accepted at the relevant date of their preparation in Hong Kong in order to fairly present the financial position of the Group at the relevant accounts dates in all material respects;

(f)

make all proper material Taxation returns required to be made under applicable laws and regulations to which it is subject and supply all material notices, accounts and information required to be supplied to the Inland Revenue Department or any other fiscal authority under applicable laws and regulations to which it is subject and otherwise comply in all material respects with all applicable laws;

(g)

ensure that each member of the Group as at the Completion Date (except the Company) shall at all times remain a direct or indirect wholly-owned Subsidiary of the Company;

(h)

not sell or otherwise dispose of or encumber or grant material rights over any of its assets (including without limitation any intellectual property rights or shares in any member of the Group ), other than as set forth in the September 30, 2004 6-K, in the ordinary course of business or Permitted Liens;

(i)

not create any fixed or floating charges, lien (other than those arising by operation of law or in its ordinary course of business) or other encumbrance over the whole or any substantial part of its undertaking, property or assets, other than Permitted Liens or as set forth in Schedule 5;

(j)

save in the ordinary course of its business or in connection with this Agreement or the Conditions:

(i)

not make any loan or advance or give any credit, or repay, cancel or otherwise extinguish any loans or amounts, or incur any indebtedness capital expenditure or other expenses, in excess of US$100,000; or

(ii)

give any guarantee or indemnity for or otherwise share the liabilities or obligations of any person other than another member of the Group;

(k)

not change its Articles save for the purpose of giving effect to the Agreement;

(l)

disclose to the Noteholder any events that have had, or may have, a material effect (whether adverse or positive) on the Group taken as a whole within fourteen (14) Business Days of its awareness of such event;

(m)

to the extent that the net proceeds received by the Company from the issue of the Note exceed the cash consideration to be paid in relation to the IPI Acquisition, use the excess as additional working capital and general corporate purposes in relation to the business to be operated by Acquisition Sub;

(n)

provide to the Noteholder, prior to the date of the Annual General Meeting, an acknowledgement executed by each other party to the Shareholders’ Agreement dated August 16, 2004 by and among the Noteholder, the Company and certain individuals, acknowledging that the said Shareholders’ Agreement has been performed and terminated in accordance with its terms and is of no further force or effect and waiving any claims to the contrary;

(o)

seek, with the favourable recommendation of the board of directors of the Company, Shareholders’ approval at the Annual General Meeting of an enlargement, pursuant to article 80 of the Articles, of the board of directors of the Company to no more than ten (10) members;

(p)

seek, with the favourable recommendation of the board of directors of the Company, Shareholders’ approval at the Annual General Meeting of an amendment of articles 94 and 95 of the Articles to require that all directors retire from office at each annual general meeting of the Company;

(q)

cause to be nominated for election, subject to Shareholders’ approval described in Condition 8.01(o) above, as directors of the Company, to take office at the end of the Annual General Meeting, individuals who are acceptable to the Noteholder and of such number as the Noteholder shall designate;

(r)

take all steps necessary to provide to the Depositary all instructions, information and documentation necessary to enable the Depositary to give timely notice of the Annual General Meeting to holders of Grand ADSs, including the agenda items set out in Clause 3.01(e) of the Agreement, and seek voting instructions in respect thereof; and

(s)

procure that the Annual General Meeting be held no later than April 15, 2005.

9.

EVENTS OF DEFAULT

9.01

The events specified below are events of default (“Events of Default”):

(a)

a resolution is passed by any member of the Group or an order of a court of competent jurisdiction is made that any material member of the Group be wound up or dissolved;

(b)

any material member of the Group ceases, or threatens to cease, to carry on its business or any substantial part thereof or disposes of, or threatens to dispose of, or any governmental or other authority expropriates, or threatens to expropriate, all or any substantial part of its business or assets;

(c)

an encumbrancer takes possession of or a receiver is appointed over the whole or a material part of the assets or undertaking of any material member of the Group;

(d)

a distress, execution or seizure order before judgment is levied or enforced upon or sued out against the whole or a material part of the property of any material member of the Group;

(e)

any material member of the Group is unable to pay its debts as and when they fall due or any material member of the Group initiates or consents to proceedings relating to itself under any applicable bankruptcy, reorganisation or insolvency law or makes an assignment for the benefit of, or enters into any composition with, its creditors generally and such proceedings shall not have been discharged or stayed within a period of thirty (30) Business Days;

(f)

proceedings are initiated against any material member of the Group under any applicable bankruptcy, reorganisation or insolvency law and such proceedings shall not have been discharged or stayed within a period of thirty (30) Business Days;

(g)

there has been a material adverse change in the financial position, or the business of the Group taken as a whole; provided that the IPI Acquisition, the incurrence of the Funded Debt, the transaction contemplated by the Agreement, or performance of the Conditions on the Exchange or the conversion of the Preference Shares into Shares, or the payment of other amounts in respect of the Note or the Preference Shares, shall not constitute a material adverse change;

(h)

a default is made for more than ten (10) Business Days in the payment of any amount due in respect of the Note when the same ought to be paid in accordance with the Conditions;

(i)

a default is made by the Company in the performance or observance of any covenant, condition or provision contained in the Conditions and on its part to be performed or observed and such default is incapable of remedy, or if capable of remedy is not remedied within fourteen (14) Business Days of service by the Noteholder on the Company, as the case may be, of notice requiring such default to be remedied;

(j)

any present or future indebtedness of any member of the Group in excess of US$100,000 becomes due and payable prior to its stated maturity or any such indebtedness is not paid within fourteen (14) Business Days of when it becomes due;

(k)

the Note is not redeemed within ten (10) Business Days from the Maturity Date pursuant to Condition 2, unless previously exchanged for Preference Shares pursuant to Condition 6 or 7 or prepaid pursuant to Condition 6; and

(l)

any of Conditions 8.01(n) to (s) is breached.

Notwithstanding the foregoing, it shall not be an Event of Default if a Condition cannot be performed, or any covenant, condition or provision of any covenant cannot be performed or observed, without the assistance of or information from, the Noteholder and such assistance or information is not provided to the Company in a timely manner.

9.02

The Company shall, on becoming aware of an Event of Default, give notice in writing thereof to the Noteholder.

9.03

If an Event of Default under any of Conditions 9.01(a) to (f) occurs, the Principal Amount and all accrued interest thereon shall become automatically and immediately due and payable without the Noteholder being obliged to give any notice to the Company.

If an Event of Default under any of Conditions 9.01(g) to (l) occurs, the Noteholder may provide notice in writing to the Company declaring the Principal Amount and all accrued interest thereon to be due and payable immediately unless such Event of Default is remedied within ten (10) Business Days of service of such notice.

Notwithstanding the provisions of this Condition 9.03, the Noteholder shall be entitled to waive any Event of Default.

9.04

So long as an Event of Default has occurred and is continuing, the Exchange shall not take place except at the option of the Noteholder.

9.05

At any time after the Principal Amount or any other amount has become payable and is not so repaid, the Noteholder may without further notice institute such proceedings as it thinks fit to enforce payment thereof.

9.06

The Company shall fully indemnify the Noteholder from and against any reasonable costs, expenses, liabilities and losses (including properly and reasonably incurred legal fees and costs) which the Noteholder would suffer or incur as a result of or in connection with enforcing repayment of the Principal Amount and/or any other obligation of the Company under the Note.

10.

REPLACEMENT NOTE

10.01

If the certificate for the Note is lost or mutilated, the Noteholder shall forthwith notify the Company in writing and a replacement certificate for the Note shall be issued if the Company is provided with:

(a)

save where the Note has been lost, the mutilated certificate;

(b)

a statutory declaration by the Noteholder or a duly authorised officer on its behalf that the Note has been lost or mutilated (as the case may be) or other evidence that the certificate for the Note has been lost or mutilated; and

(c)

an appropriate indemnity in such form and content as the Company may reasonably require.

Any lost or mutilated certificate replaced in accordance with this Condition shall forthwith be cancelled.  All reasonable administrative costs and expenses associated with the preparation, issue and delivery of a replacement certificate for the Note shall be borne by the Noteholder.

11.

NOTICES

11.01

Any notice required to be given under these Conditions shall be deemed duly served if delivered by hand or sent by registered post or facsimile to the addressee:

(a)

in the case of the Noteholder:

Address:

Centralink Investments Limited
c/o Cornerstone Overseas Investments, Limited
Room UG202, Floor UG2
Chinachem Golden Plaza
77 Mody Road
Tsimshatsui East
Kowloon, Hong Kong
Fax:  +852.2520.5049
Attention:  Mr. Jeff Hsieh

with a copy to:

Address:

Dorsey & Whitney
Suite 3008, One Pacific Place
88 Queensway
Hong Kong
Fax:  +852.2524.3000
Attention:  Mr. Steven C. Nelson, Esq.

(b)

in the case of the Company:

Address:

Grand Toys International Limited
Room UG202, Floor UG2
Chinachem Golden Plaza
77 Mody Road
Tsimshatsui East
Kowloon, Hong Kong
Fax:  +852.2736.2211
Attention:  Mr. Henry Hu, CEO

with a copy to:

Address:

Katten Muchin Zavis Rosenman LLP
575 Madison Avenue
New York, New York 10022
United States of America
Fax:  +1.212.894.5511
Attention:  Mr. Paul J. Pollock, Esq.

or such other address or facsimile number as may have been notified in writing by or on behalf of the addressee to the other party.  Any such notice shall be deemed to be served at the time when the same is left at the address of the party to be served or, if served by registered post, on the seventh day (not being a Sunday or public holiday) next following the day of posting or, if served by facsimile, upon transmission and report confirming successful transmission.

12.

AMENDMENT

12.01

The terms and conditions of the Note may be varied, expanded or amended only by agreement in writing between the parties hereto.

13.

GOVERNING LAW AND JURISDICTION

13.01

These Conditions and the Note are governed by and shall be construed in accordance with Hong Kong law and the parties submit to the non-exclusive jurisdiction of the Hong Kong Courts.

14.

RELEASE

14.01

The Company and the Noteholder shall, ipso facto (without the need to execute any formal release document), have no further obligations or liabilities hereunder once the Note has been duly paid, prepaid, redeemed or exchanged in accordance with the terms of these Conditions.

15.

COUNTERPARTS

15.01

These Conditions may be executed in counterparts with identical contents so that all counterparts bearing the signatures and seals of all the parties will form the original of the duly executed Instrument.

ANNEXURE 1

TERMS OF PREFERENCES SHARES

Capitalized terms used herein that are not otherwise defined shall have the meaning ascribed to them in the subscription agreement between the Grand Toys International Limited and Centralink Investments Limited dated February 28, 2005.

A. INCOME

(a)Each Preference Share shall confer on the holder (each, a “Preference Shareholder”) the right to receive a cumulative preferred dividend (“Preferential Dividend”) at the rate of ten and one-half (10.5) per cent per annum of the Exchange Price, pro-rated over any part of a year during which the Preference Shares shall be outstanding, on the basis of a year of three hundred and sixty five (365) days or three hundred sixty six (366) days, as applicable.

(b)The Preferential Dividend shall accrue from day to day until redemption or conversion and be payable to the Preference Shareholders (i) subject to the Company having sufficient distributable profits for lawful payment of the same, semi-annually in arrears on June 30 and December 31 in each year in respect of the half-year ending on those respective dates (each a “Dividend Payment Date”), or if any Dividend Payment Date is not a Business Day, on the next day which is a Business Day and (ii) upon conversion of the Preference Shares to Conversion ADSs as hereinafter provided.

(c)The Preferential Dividend shall be due and payable on the dates specified for payment and, notwithstanding the fact that the Preferential Dividend is expressed to be cumulative, it shall on each such date ipso facto and without any resolution of the directors or of the Company in general meeting (and notwithstanding anything contained in articles 118 and 119 of the Articles) become a debt due from and immediately payable by the Company to the Preference Shareholder(s) (subject only to the Company having sufficient distributable profits as aforesaid).

B. CONVERSION TO SHARES/GRAND ADSs

Each Preference Share shall be convertible into such number of Shares as shall be equal to the Exchange Price divided by the Conversion Price (the “ADS Conversion Ratio”).  Such conversion shall be implemented in such manner as the directors of the Company shall, subject to the Companies Ordinance and the Articles, from time to time determine, including (without limitation) by way of (i) reclassification of such Preference Shares as Shares and/or (ii) exchange of Preference Shares for such number of new Shares as is calculated as aforesaid, which new Shares shall be allotted and issued to the holder of the Preference Shares or, if it shall so direct, to the Depositary, whereupon such Preference Shares shall be cancelled.  Immediately following any conversion of the Preference Shares, the holder of such Shares or new Shares, if a person other than the Depositary, shall deliver to the Company a duly executed and stamped instrument of transfer in respect thereof in favour of the Depositary and the Company shall thereupon cause the transfer of such Shares or new Shares to be approved and registered.  In the case both of any such transfer of Shares or new Shares, or of any issue of new Shares, to the Depositary, (i) the former holder of the Preference Shares shall deliver to the Company for cancellation the share certificate(s) in respect of the Preference Shares so converted and (ii) the Company shall thereupon forthwith deposit a certificate for such Shares or new Shares with the Depositary with irrevocable instructions to issue to the former holder of the Preference Shares such number of Grand ADSs as is equivalent to the number of such Shares or new Shares (“Conversion ADSs”).

C. VOLUNTARY CONVERSION BY THE PREFERENCE SHAREHOLDER

(a)The Preference Shareholder(s) shall be entitled to convert its or their Preference Shares, in whole (but not in part) into Conversion ADSs at the ADS Conversion Ratio in the manner set out in Section B above at any time after the date on which the Preference Shares are issued, upon giving not less than ten (10) nor more than thirty (30) days’ prior written notice to the Company.

(b)Upon such conversion, the Company shall, subject to it having sufficient distributable profits for lawful payment of the same, pay to the Preference Shareholder(s) all Preferential Dividends accrued but unpaid to the date of conversion; provided that the Company may elect to, and if and to the extent that the amount of such Preferential Dividends exceeds the amount of such distributable profits shall, subject to being legally able to do so, in lieu of paying cash, issue and deposit with the Depositary such number of Shares or new Shares as shall be determined by dividing the aggregate accrued Preferential Dividends by the average closing price of Grand ADSs on NASDAQ for the forty (40) consecutive trading days immediately prior to such issuance (but in no event less than the par or nominal value thereof), and shall direct the Depositary forthwith to issue to the former holder of the Preference Shares an equivalent number of additional Grand ADSs.

(c)The Company and the Preference Shareholder shall comply with all securities laws regulating the offer and delivery of Shares upon conversion of the Preference Shares and the issuance of Conversion ADSs.

D. MANDATORY CONVERSION BY THE COMPANY

(a)The Company shall be entitled at any time to provide written notice to the Preference Shareholder(s) to require it or them to convert all but not a portion of its or their Preference Shares to Conversion ADSs at the ADS Conversion Ratio in the manner set out in Section B above if:

(i)Subject to Section D(c) below, Grand ADSs shall have traded at a premium of at least five (5) per cent above the Conversion Price (the “Trading Premium”) for at least forty five (45) days prior to the date on which the Company provides such written notice; and

(ii)the Company shall have paid to the Noteholder, at any time prior to or at the time of such conversion, Preferential Dividends in cash in the minimum cumulative amount of US$ seven hundred and sixty seven thousand five hundred (US$767,500).

(b)Upon such conversion, the provisions of Section C(b) above shall apply mutatis mutandis.

(c)The Trading Premium requirement shall lapse upon the occurrence of a public offering of securities by the Company resulting in proceeds of not less than US$ fifty million (US$50,000,000).

E. LIQUIDATION PREFERENCE

On a return of capital on a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the assets of the Company available for distribution to its members shall be applied:

(i)first, in paying to the Preference Shareholder(s) an amount equal to the Exchange Price in respect of each Preference Share held by it, and if the assets of the Company are insufficient to pay such amount, then (if there is more than one Preference Shareholder) in paying the Preference Shareholders an amount equal to the Exchange Price rateably in respect of each Preference Share held by it;

(ii)second, in paying the Preference Shareholder(s) all arrears and accruals of Preferential Dividends; and

(iii)third, in paying to the holders of Shares any surplus assets which shall be distributed rateably amongst the holders of Shares according to the amounts paid up thereon.

F. VOTING RIGHTS

(a)The Preference Shareholder(s) shall be entitled to receive notice of, and to attend and vote at, all general meetings of the Company.

(b)On a vote taken at any general meeting of the Company on a show of hands, the Preference Shareholder(s) present in person or, being a corporation, by a representative shall be entitled to vote in the same manner as any holder of Shares.  On a poll, the Preference Shareholder(s) present in person or by proxy or, being a corporation, by a representative, shall be entitled to a number of votes equal to the number of Shares into which the Preference Shares are then convertible in accordance with the provisions of Section B above.

G. PRE-EMPTIVE RIGHT

(a)For so long as there are more than 100,000 Preference Shares in issue and outstanding, each Preference Shareholder shall have a pre-emptive right to purchase up to its pro rata share (based on its percentage of the outstanding share capital of the Company ) of any securities offered by the Company to any third party, other than the Noteholder or any of its Associates, at the same price and on the same terms and conditions as the Company shall offer such securities to such third parties.

(b)Such right shall not apply to the issuance by the Company of Shares, or by the Depositary of corresponding Grand ADSs, or the grant of options in respect thereof, pursuant to any employee share option scheme in force at any time whilst the aforesaid number of Preference Shares is in issue and outstanding.

H. REDEMPTION

The Company shall not be entitled to redeem or repurchase any Preference Shares save in accordance with the Articles or the Companies Ordinance.

I. UNITED STATES REGISTRATION RIGHTS

(a)Demand Registrations

(i)The holders of Preference Shares or Grand ADSs issued or issuable upon conversion of the Preference Shares holding at least 20% of the Registrable Securities then outstanding or such lesser percentage thereof as will result in an aggregate offering price to the public of at least US$1,500,000 (except for the final registration request) shall be entitled at any time and from time to time to make written requests for the Company to prepare and file a registration statement under the Securities Act on one or more appropriate forms covering the Shares and Grand ADSs issued or issuable upon conversion of the Preference Shares (the “Registrable Securities”) that are the subject of the request.  Whenever required under this Section to effect the registration of any Registrable Securities, the Company shall as expeditiously as reasonably possible:

(1)Prepare and file with the Securities and Exchange Commission (the “Commission”) a registration statement with respect to the Registrable Securities requested to be included in such registration and use its reasonable best efforts to cause such registration statement to become effective no later than 90 days after receipt of such request; provided, however, that all Preference Shares relating to the Registrable Securities covered by such registration statement shall have been converted prior to inclusion in such registration statement.

(2)Prepare and file with the Commission such amendments, supplements and post-effective amendments to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act and the rules and regulations of promulgated thereunder with respect to the disposition of all securities covered by such registration statement and to keep such registration statement continuously effective until the earlier of (1) the date on which all Registrable Securities registered pursuant to such registration statement have been sold pursuant to such registration statement and (2) 180 days after the effective date of such registration statement.

(3)Furnish to the holders of Registrable Securities such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of all securities covered by such registration statement.

(ii)The Company shall be obligated to prepare, file and cause to become effective only five (5) registration statements pursuant to this Section; provided, however, that the Preferred Shareholders shall not be deemed to have exercised their right to require the Company to register Registrable Securities hereunder unless the registration becomes effective and is maintained in accordance with the requirements specified in Section I(a)(ii) above; provided, further, that the Company shall not be required to effect any such request for registration if such request is made within six months of a previous request for registration.

(iii)The Company shall promptly give written notice to all holders of Registrable Securities upon receipt of a request for registration pursuant hereto.

(iv)In the event that the holders of Registrable Securities determine for any reason not to proceed with a registration at any time before the registration statement has been declared effective by the Commission, and the holders of Registrable Securities request the Company to withdraw such registration statement with respect to his or its Registrable Securities, the holders of Registrable Securities shall not be deemed to have exercised their right to require the Company to register Registrable Securities; provided, however, that the withdrawing holders of Registrable Securities agree to bear their own expenses incurred in connection therewith and to reimburse the Company for the expenses incurred by it attributable to the registration of such Registrable Securities.

(v)Notwithstanding the foregoing, if the Company shall furnish the holders of Registrable Securities requesting a registration pursuant hereto a certificate signed by the chief executive officer of the Company stating that in the good faith judgment of the board of directors of the Company it would be seriously detrimental to the Company and its security holders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Company shall have the right to defer such filing for up to 120 days after receipt of the request of the holders of Registrable Securities; provided, however, that the Company may not use this right more than once in any 12-month period.

(vi)If the public offering of Registrable Securities is to be underwritten and, in the good faith judgment of the managing underwriter, the managing underwriter advises the requesting holders of Registrable Securities in writing that marketing factors require a limitation of the number of Registrable Securities to be underwritten, then the number of Registrable Securities to be included in such registration shall be reduced to such smaller number with the participation in such offering to be pro rata among the holders of Registrable Securities requesting such registration, based upon the number of Registrable Securities owned by such holders, or in such other proportions as shall be mutually agreed to by such selling holders.

(vii)The managing underwriter or underwriters of any underwritten public offering covered by a registration requested pursuant to this Section I(a) shall be selected by holders of a majority of the Registrable Securities to be included in such registration and shall be reasonably acceptable to the Company.

(b)Piggyback Registrations

(i)Each time the Company proposes to prepare and file a registration statement under the Securities Act in connection with the proposed offer and sale for money of any of its equity securities by it or any of its security holders (other than on Form S-8 or F-4 or in connection with the sale of debt securities), the Company will, at each such time, promptly give written notice of such registration to all holders of Registrable Securities.  Upon the written request of a holder of Registrable Securities given within thirty (30) days after receipt of any such notice from the Company, the Company will, except as herein provided, cause all such holder’s Registrable Securities to be included in such registration statement, all to the extent requisite to permit the sale or other disposition by the holder of Registrable Securities of his or its Registrable Securities to be so registered; provided, however, that (1) all Preference Shares relating to such Registrable Securities to be so registered shall have been converted prior to the sale pursuant to such registration statement and (2) nothing herein shall prevent the Company from, at any time, abandoning or delaying any such registration initiated by it.

(ii)If in the good faith judgment of the managing underwriter of such offering, the managing underwriter advises the holders of Registrable Securities in writing that marketing factors require a limitation of the number of Registrable Securities to be underwritten, then the number of Registrable Securities to be included in such registration shall be reduced to such smaller number with the participation in such offering to be in the following order of priority:

(1)first, the equity securities that the Company proposes to sell for its own account,

(2)second, the Registrable Securities requested to be included in such registration, and

(3)third, any other equity securities requested to be included.

Any necessary allocation among the holders of the Registrable Securities shall be pro rata among such holders based upon the number of Registrable Securities owned by such holders, or in such other proportions as shall be mutually agreed to by such selling holders.

(c)Registration Requirements

(i)If the Company has delivered preliminary or final prospectuses to the holder of Registrable Securities and after having done so the prospectus is amended to comply with the requirements of the Securities Act, the Company shall promptly notify the selling holders of the Registrable Securities and, if requested, the such holders shall immediately cease making offers of Registrable Shares and return all prospectuses to the Company.  The Company shall promptly provide the selling holders of the Registrable Securities with revised prospectuses and, following receipt of the revised prospectuses, the selling holders of the Registrable Securities shall be free to resume making offers of the Registrable Shares.

(ii)Each holder of Registrable Securities included in any registration shall furnish to the Company such information regarding such holder and the distribution proposed by such holder as the Company may reasonably request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Agreement.

(d)Registration Expenses

With respect to any registration, the Company shall bear all the fees, costs and expenses incurred in connection therewith including:  all registration, filing and NASD fees, printing expenses, fees and disbursements of counsel and accountants for the Company, fees and disbursements of counsel for the underwriter or underwriters of such securities (if the Company and/or selling security holders are required to bear such fees and disbursements), all internal Company expenses, the premiums and other costs of policies of insurance against liability arising out of the public offering, and all legal fees and disbursements and other expenses of complying with state securities or blue sky laws of any jurisdictions in which the securities to be offered are to be registered or qualified.  Fees and disbursements of counsel and accountants for the selling holders of Registrable Securities, underwriting discounts and commissions and transfer taxes for selling holders of Registrable Securities and any other expenses incurred by the selling holders of Registrable Securities not expressly included above shall be borne by the selling holders of Registrable Securities.

(e)Indemnification

(i)To the extent permitted by law, the Company will indemnify and hold harmless each holder of Registrable Securities, any underwriter for such holder and each person, if any, who controls such holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) (collectively, “Losses”) to which they may become subject under the Securities Act, the Exchange Act or other United States federal or state law, insofar as such Losses arise out of or are based upon any of the following statements, omissions or violations (collectively, a “Violation”): (1) any untrue statement or alleged statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein, or any amendments or supplements thereto, in light of the circumstances under which they were made, (2) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (3) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state of the United States or any rule or regulation promulgated under the Securities Act, the Exchange Act or any state of the United States securities law.  The Company will reimburse each such Holder, underwriter or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any Losses; provided, however, that the indemnity obligations contained in this Section I(e)(i) shall not apply to amounts paid in settlement of any such Losses if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, nor shall the Company be liable in any such case for any such Losses to the extent the Losses arise out of or are based upon a Violation that occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by, or on behalf of, any such Holder, underwriter or controlling person.

(ii)To the extent permitted by law, each selling holder of Registrable Securities will indemnify and hold harmless the Company, its officers, directors, agents and employees, each person, if any, who controls the Company within the meaning of the Securities Act, each underwriter and each other holder of Registrable Securities selling securities in such registration statement, and any person who controls such holder, against any Losses to which the Company, such officer, director, agent, employee, controlling person, underwriter or other selling holder or person controlling such other selling holder may become subject under the Securities Act, the Exchange Act or other United States federal or state law, insofar as such Losses arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by, or on behalf of, such holder expressly for use in connection with such registration, and each such holder will reimburse any legal or other expenses reasonably incurred by the Company, its officers, directors, agents, employees, persons controlling such other selling holder, underwriters or other selling holders or person controlling such other selling holder in connection with investigating or defending any such Losses; provided, however, that (1) the indemnity agreement contained in this Section I(e)(ii) shall not apply to amounts paid in settlement of any such Losses if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld, and (2) the obligations of such holders hereunder shall be limited to an amount equal to the gross proceeds before expenses and commissions to each such holder of Registrable Securities sold as contemplated herein.

(iii)Promptly after receipt by an indemnified party under this Section I(e) of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section I(e), deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, if, in the opinion of counsel for the indemnifying party, representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding.  The failure to deliver written notice to the indemnifying party within a reasonable period of time of the commencement of any such action shall relieve such indemnifying party of any liability to the indemnified party under this Section I(e) to the extent prejudicial to its ability to defend such action, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section I(e).

(iv)If the indemnification provided for in this Section I(e) is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim damage, or expense as well as any other relevant equitable considerations.  The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

(f)Termination of Registration Rights

The registration rights granted hereunder shall terminate as to a holder of Registrable Securities on the date on which all of such holder’s Registrable Securities can be sold without volume restrictions under Rule 144 promulgated under the Securities Act.

J. PROTECTION OF THE HOLDER(S) OF REGISTRABLE SECURITIES

(a)So long as any Registrable Securities are outstanding, the Company will continue to file its quarterly reports on Form 6-K and annual reports on Form 20-F on a timely basis.

(b)The Company shall not create or issue any shares of any other class or series of capital of the Company ranking senior to the Preference Shares as to dividends or upon liquidation without the prior written consent of the holders of not less than three-fourths of the Preference Shares.

K. TRANSFERABILITY

(a)The Preference Shares shall be non-transferable, except to (i) Associates of the Noteholder, (ii) any person to whom the Preference Shares are transmitted from any holder thereof whether by will or other testamentary disposition or the laws of intestacy or descent, including members of the holder’s family, which includes such holder’s spouse and children and any other natural person who resides with such holder, and (iii) any trust that is for the exclusive benefit of, or any partnership or limited liability company the partners or members of which are limited to, holders of the Preference Shares and/or permitted transferees of such holders under (i) or (ii) above.

(b)Any such permitted transfer shall be effected by instrument of transfer, and shall be registered by the Company, in the same manner mutatis mutandis as the Articles provide in respect of Shares.

(c)Each certificate representing Preference Shares issued to a Preference Shareholder or to any subsequent shareholder of such shares shall include a legend in substantially the following form; provided, however, that such legend shall not be required if (i) a transfer is being made in connection with a sale of Conversion ADSs issued or issuable upon conversion of the Preference Shares registered under the Securities Act or in connection with a sale in compliance with Rule 144 under the Securities Act, or (ii) upon receipt of an opinion of counsel in form reasonably satisfactory to the Company, to the effect that compliance with such restrictions is not necessary in order to comply with the Securities Act with respect to a transfer of such Preference Shares:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, OFFERED OR OTHERWISE DISPOSED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT OR OTHER APPLICABLE SECURITIES LAWS OR PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION.”

L. VARIATION OF RIGHTS

All or any of the special rights and privileges for the time being attached to the Preference Shares (notwithstanding any pending or actual liquidation of the Company) may, either with the prior written consent of the holders of not less than three-fourths of the Preference Shares or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of Preference Shares duly convened and held as hereinafter provided, be varied or abrogated.  To every such separate meeting, the provisions of the Articles with respect to notice or proceedings at general meetings shall apply mutatis mutandis, but so that any such meeting shall not be quorate unless the holder(s) of a majority of the Preference Shares is or are present in person, by proxy or, being a corporation, by a representative.

SCHEDULE 4

FORM OF NOTE CERTIFICATE

“THE SECURITIES ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.”

“TRANSFER OF THESE SECURITIES IS PROHIBITED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION.  HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

GRAND TOYS INTERNATIONAL LIMITED

(incorporated in Hong Kong)

US$7,675,000 EXCHANGEABLE NOTE

issued pursuant to the memorandum and articles of association of Grand Toys International Limited (the “Company”), the subscription agreement between the Company and Centralink Investments Limited dated February 28, 2005 (the “Agreement”) and a resolution of its board of directors passed on February 28, 2005.

THIS IS TO CERTIFY that the Company will pay to CENTRALINK INVESTMENTS LIMITED of Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong, being the holder (the “Noteholder”) of this Note, on the Maturity Date (as defined in the terms and conditions of this Note (a copy of which is annexed) (the “Conditions”)), or on such earlier date as such sum may become payable in accordance with the Conditions, the principal sum stated above together with accrued interest thereon and any outstanding money due in accordance with the Conditions.  This Note is issued with the benefit of and subject to the Conditions which are binding on the Company and the Noteholder.  This Note shall be non-transferable.

THE COMMON SEAL of

)
GRAND TOYS INTERNATIONAL

)

LIMITED)     [•]
was affixed in accordance with its)
memorandum and articles of association)
)
)     [•]

SCHEDULE 5

DISCLOSURE LETTER

•

As of February 23, 2005 the following number of options and warrants to purchase Grand ADSs (“Options” or “Warrants”, as the case may be) were outstanding:

o

Options

1,538,676

o

Warrants

412,143

•

The number of outstanding Options includes an aggregate of 50,000 Options automatically granted to directors on September 30, 2004 and December 31, 2004 under the Grand Toys International Limited 2004 Stock Option Plan (the “2004 Plan”), which Options are subject to approval of the 2004 Plan by the shareholders at the Annual General Meeting.

•

52,824 Options have been reserved for issuance and remain available for grant under the Grand Toys International, Inc. Amended and Restated Stock Option Plan (the “Old Plan”), which Old Plan was assumed by the Company pursuant to the Amended and Restated Agreement and Plan of Merger dated as of June 30, 2004 by and among the Company, GTI Acquisition Corp. and Grand Toys International, Inc.

•

On August 13, 2004 the board of directors of the Company adopted the 2004 Plan.  Under the 2004 Plan, subject to shareholder approval, 1,558,024 Options have been reserved for issuance under the 2004 Plan.  Under the terms of the 2004 Plan, on the last day of each calendar quarter non-employee directors are automatically granted 7,500 Options and employee directors are automatically granted 1,250 Options.  Subject to shareholder approval of the 2004 Plan at the Annual General Meeting, director Option grants will automatically occur on each of March 31, June 30, September 30 and December 31 of each year of the ten year term of the 2004 Plan.

•

Since September 30, 2004, the Company issued 9,038 Ordinary Shares and an equivalent number of Grand ADSs pursuant to the exercise of Options granted to employees of the Group under the Old Plan.  Except for the foregoing issuances, no Grand HK ADSs have been issued since September 30, 2004.

•

Since September 30, 2004, the Company has authorized the following Options grants:

o

On January 21, 2004, the Company authorized the grant of 39,000 Options to employees of Grand Toys Ltd. under the Old Plan.  The Options grants were consistent with the historical annual option grant practices of Grand Toys International, Inc.

o

On January 21, 2004, the Company authorized the grant of 300,000 Options to Joseph Chiang subject to his becoming an employee of the Company.

•

The Company increased the remuneration paid to Henry Hu, its Chairman and Chief Executive Officer, to three hundred and fifty thousand United States dollars (US$350,000) per annum on October 1, 2004 and to four hundred and fifty thousand United States dollars (US$450,000) per annum on January 1, 2005.

IN WITNESS whereof the parties hereto have executed this Agreement the day and year first before written.

EXECUTED for and behalf of

)
GRAND TOYS INTERNATIONAL

)
LIMITED

)
in accordance with its )
memorandum and articles of association)
in the presence of:)
)
)
)
Signature of witness)
)
)
Name of witness (block letters)) Signature of authorised person
)
)
Address of witness) Office held
)
)
Occupation of witness) Name of authorised person (block letters)

EXECUTED for and behalf of

)
CENTRALINK

)
INVESTMENTS LIMITED)
in accordance with its )
memorandum and articles of association)
in the presence of:)
)
)
)
Signature of witness )
)
)
Name of witness (block letters)) Signature of authorised person
)
)
Address of witness) Office held
)
)
Occupation of witness) Name of authorised person (block letters)

EXHIBIT 4.20

SECURITIES PUT AGREEMENT

THIS AGREEMENT (the “Agreement”) is entered into as of March 1, 2005, by and among TEJOMI Corporation, a New Jersey corporation (formerly known as international playthings, inc.) (“TEJOMI”), MITEJO LLC, a New Jersey limited liability company (formerly known as Cambitoys, LLC) (“MITEJO” and, collectively with TEJOMI, “Sellers”), GRAND TOYS INTERNATIONAL LIMITED, a limited company organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Grand HK”), and MR. JEFF HSIEH CHENG, a Canadian citizen resident in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hsieh”).

W I T N E S S E T H:

WHEREAS, pursuant to that certain Asset Purchase Agreement, dated as of February 28, 2005 (the “Purchase Agreement”), by and among IPI Acquisition Corp. (“Purchaser”), Grand HK, Sellers, and Ted Kiesewetter, Michael Varda and John Jordan (collectively, the “Stockholders”), Purchaser is purchasing substantially all of the assets, and assuming certain liabilities, of Sellers (the “Acquisition”);

WHEREAS, in consideration for the purchase of such assets, Purchaser is conveying to Sellers a purchase price comprised of cash and American Depositary Shares (“Grand ADSs”), each representing beneficial ownership of one ordinary share, nominal value HK $1.00, of Grand HK (the “Ordinary Shares”), which Ordinary Shares underlying the Grand ADSs will not be registered under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) at the time of the closing of the Acquisition (the “Closing”);

WHEREAS, a portion of such cash and Grand ADSs will be held in escrow pursuant to that certain Escrow Agreement, dated as of even date herewith, (the “Escrow Agreement”) by and among Purchaser, Sellers and Katten Muchin Zavis Rosenman, as escrow agent (the “Escrow Agent”); and

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

1.

Put Option.

(a)

Sellers shall have the right (the “Put Option”), but not the obligation, exercisable in their sole discretion at any time after the first anniversary of the Closing but prior to the second anniversary of the Closing (the “Exercise Period”), by written notice (the “Put Notice”) given to Hsieh in accordance with Section 5 hereof, to require Hsieh to purchase any or  all of the Grand ADSs received by the Sellers pursuant to the Purchase Agreement (the “Sellers ADSs”). The Put Option may not be exercised more than once except that, if the Put Option has been assigned by Sellers to the Stockholders, then each Stockholder shall have the right to exercise the Put Option once in respect of the portion of the Sellers ADSs that have been assigned to such Stockholder. The purchase price per Sellers ADS (the “Put Option Price”) shall be equal to the average closing price per Grand ADS as quoted on the Nasdaq SmallCap Market for the thirty (30) trading days ending two trading days before the date of the Closing (as adjusted for any reorganization, recapitalization, stock split, reverse stock split, combination of shares, merger or consolidation), for a total of US$1,600,000 in the aggregate if the Put Option is exercised with respect to all of the Sellers ADSs.

(b)

After receipt of the Put Notice, Hsieh shall notify Sellers in writing of a date and time for the closing of the Put Option (the "Put Closing"), the date to be no later than thirty (30) days after the receipt by Hsieh of the Put Notice, and the location of the Put Closing in New York, NY.  At the Put Closing, Sellers shall deliver to Hsieh, against the payment by Hsieh of the product of the Put Option Price multiplied by the number of Sellers ADSs to be sold by wire transfer of immediately available funds to such account as the Sellers may designate in the Put Notice, the Sellers ADSs being purchased by Hsieh hereunder, together with such duly executed instruments of transfer, and such evidence, representations and warranties as to title and corporate power and authority, as Hsieh shall reasonably require.

(c)

In the event that any Sellers ADSs remain held in escrow pursuant to the Escrow Agreement (the “Escrowed ADSs”) at the time of the Put Closing and that the number of Sellers ADSs as to which the Put Option is exercised exceeds the number not held in escrow at the time of the Put Closing, Sellers shall send, and Grand HK shall cause Purchaser to send, a joint notice to the Escrow Agent to the effect that the required number of Escrowed ADSs shall be sold to and purchased by Hsieh in accordance with this Agreement and that the Escrow Agent is thereby directed to deliver to Hsieh the certificates representing the Escrowed Shares so purchased at the Put Closing, provided, that all proceeds from the sale and purchase of such Escrowed ADSs shall be remitted directly to the Escrow Agent and shall be held in escrow in accordance with the Escrow Agreement.

(d)

Hsieh's obligation of payment under this Section 1, upon presentation of the Sellers’ ADSs is accordance with Section 1(b), is absolute and unconditional, subject to no rights of setoff, counterclaim or other defenses, and regardless of the financial or other status of Grand HK at the time the Put Notice is given or at the time of the Put Closing.

2.

Grand HK Covenants.

(a)

Grand HK and Hsieh shall use their commercially reasonable efforts to make any required filings, cause their counsel to execute and deliver such legal opinions and to take such other steps as are reasonably necessary to cause the exercise of the Put Option to be in compliance with applicable securities laws. Sellers shall (and shall cause the Stockholders to), without further consideration, execute and deliver such other instruments and take such other action as Grand HK or its counsel may reasonably request in connection with such compliance.

(b)

From and after the first anniversary of the Closing, to the extent that Sellers continue to own the Sellers’ ADSs, Grand HK agrees to use its commercially reasonable efforts to:

(i)

Make and keep public information available, as those terms are understood and defined in Rule 144 as promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act, as such rule may be amended from time to time (“Rule 144”);

(ii)

File with the SEC, in a timely manner, all reports and other documents required of Grand HK under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”); and

(iii)

Furnish to Sellers forthwith upon request: (i) a written statement by Grand HK as to its compliance with the reporting requirements of Rule 144, and of the Exchange Act; (ii) a copy of the most recent periodic report of Grand HK required to be filed with the SEC; and (iii) such other reports and documents as Sellers may reasonably request in connection with availing themselves of any rule or regulation of the SEC allowing it to sell any such securities without registration.

(c)Grand HK will not unreasonably withhold or delay its consent to removal of the restrictive legend on the Sellers ADSs in order to enable Sellers, if they request, to sell the Seller ADSs after one year, so long as such sale is in compliance with applicable securities laws

3.

Representations.  Each of the parties hereto represents and warrants to the other parties hereto that (i) this Agreement has been duly authorized by all necessary action on its part, (ii) this Agreement is a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms,  (iii) no approval, consent, waiver or filing of or with any third party, including, without limitation, any governmental bodies, agencies or instrumentalities, is required for the execution and delivery of this Agreement by such party or the consummation by such party of the transactions contemplated hereby and thereby (subject to Grand HK’s obligations in Section 2 above), and (iii) such party is not bound by the terms of any agreement with any other party, that would impair such party’s right or ability to enter into this Agreement or perform fully such party’s obligations pursuant to this Agreement.  Hsieh further represents and warrants that he has (and will have at all times prior to the expiration of the Exercise Period) the unencumbered financial capacity and resources to fully and timely perform all of his duties under this Agreement.

4.

Nondisclosure.  The parties hereto shall use their best efforts to minimize public or private disclosure of the terms and conditions, financial or otherwise, of this Agreement and the transactions contemplated hereby; provided, however, that the foregoing shall neither negate nor limit their right and ability to disclose such portions of the terms and conditions as may be necessary to comply with applicable laws based on  advice of legal counsel.

5.

Notices.  Any and all notices necessary or desirable to be served hereunder (“Notices”) shall be in writing and shall be personally delivered, sent by facsimile telecopier, or sent by air courier addressed as follows:

(a)

If to Hsieh:

Mr. Jeff Hsieh Cheng

C/o Centralink Investments Limited

Room UG202, Floor UG2

Chinachem Golden Plaza

77 Mody Road

Tsimshatsui East

Kowloon, Hong Kong

Facsimile No.:  852-2520-5515

with a copy to:

Dorsey & Whitney

3008 One Pacific Place

88 Queensway

Hong Kong

Attn: Steven C. Nelson, Esq.

Facsimile No.: 852-2524-3000

(b)

If to Grand HK:

Grand Toys International Limited

Room UG202, Floor UG2

Chinachem Golden Plaza

77 Mody Road

Tsimshatsui East

Kowloon, Hong Kong

Attn.:  Mr. Henry Hu, Chairman and Chief Executive Officer

Facsimile No.:  852-2520-5515

and

Grand Toys International, Inc.

1710 Route Transcanadienne

Dorval, QC  H9P 1H7

Canada

Attention:  Mr. Elliot L. Bier

Facsimile No.: (514) 685-2825

With a copy to:

Katten Muchin Zavis Rosenman

575 Madison Avenue

New York, New York 10022

Attention:  Paul J. Pollock, Esq.

Facsimile No.:  (212) 894-5511

(c)

If to Sellers:

c/o International Playthings, Inc.
75D Lackawanna Avenue
Parsippany, NJ  07054
Attention:  Ted Kiesewetter
Telephone:  (973) 316-2500
Fax: (973) 316-5883

With a copy to:

Cameron & Hornbostel LLP
866 United Nations Plaza
New York, NY 10017
Attention: Thomas Silbiger, Esq.
Telephone: (646) 840-6666
Fax: (646) 735-3759

or to such other address or telecopy number as any party hereto may designate for itself or himself from time to time in a written notice served upon the other parties hereto in accordance herewith.  Any Notice sent by air courier shall be deemed delivered on the date received.  Any such Notice sent by facsimile telecopier as provided above shall be deemed delivered when sent.

6.

Waiver.  Failure to insist upon strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such term, covenant or condition, nor shall any waiver or relinquishment of any right or remedy hereunder at any one or more times be deemed a waiver or relinquishment of such right or remedy at any other time or times.

7.

Severability.  The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision hereof, and except as otherwise expressly provided herein any provision which is adjudicated to be invalid or unenforceable shall be severed from this Agreement, provided however that such severance is to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made.

8.

Benefit; Assignment.  Except as otherwise expressly provided herein, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.  The rights and obligations of the parties hereto may not be assigned to any person; provided, however, that the rights of Sellers hereunder may be assigned to the Stockholders in connection with the liquidation and winding up of the business of the Sellers; and provided further that Hsieh may cause Centralink Investments Limited or another corporate entity controlled by him to purchase, in his place and stead, any Sellers ADSs as to which the Put Option is exercised so long as Hsieh remains primarily liable for performance of such obligations and liabilities in accordance with the terms of this Agreement.

9.

Entire Agreement.  This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof, and all prior agreements, understandings and negotiations are merged herein.  This Agreement may not be modified or rescinded except pursuant to a written instrument to such effect signed by the party against whom enforcement is sought.

10.

Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK OTHER THAN CONFLICT OF LAWS PRINCIPLES THEREOF DIRECTING THE APPLICATION OF ANY LAW OTHER THAN THAT OF NEW YORK.

11.

Disputes. Any controversy or claim arising out of or relating to this contract, or the breach thereof, shall be finally determined by arbitration administered by the American Arbitration Association in accordance with its International Arbitration Rules.  there shall be one arbitrator, who may be of any nationality.  the place or arbitration shall be new york, new york. the language of the arbitration shall be english.  judgment on the award may be entered by any court of competent jurisdiction.

12.

Notice of Arbitration.  ANY NOTICE OF ARBITRATION HEREUNDER SHALL BE DEEMED SUFFICIENTLY GIVEN IF SENT BY REGISTERED MAIL OR COURIER, TO THE ADDRESS OF EACH PARTY TO WHOM IT IS ADDRESSED AS SET FORTH IN SECTION 5 HEREOF OR AS CHANGED PURSUANT TO THAT SECTION, WITH EVIDENCE THAT SUCH NOTICE HAS BEEN DELIVERED TO THE STATED ADDRESS, WITH A COPY SENT IN THE SAME MANNER TO THE COUNSEL FOR EACH SUCH PARTY TO WHOM COPIES OF NOTICES ARE TO BE SENT PURSUANT TO THE SAID SECTION 5.

13.

Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which shall be deemed to be one and the same document.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

GRAND TOYS INTERNATIONAL LIMITED

By:_________________________________

     Title:_______________________________

Jeff Hsieh Cheng

TEJOMI CORPORATION

By:_________________________________

     Title:_______________________________

MITEJO LLC

By:_________________________________

          Title:___________________________________

EXHIBIT 4.21

ASSET PURCHASE AGREEMENT

among

IPI ACQUISITION CORP.,

as Purchaser,

GRAND TOYS INTERNATIONAL LIMITED,

as Grand,

INTERNATIONAL PLAYTHINGS, INC. and CAMBITOYS, LLC,

as Sellers,

and

TED KIESEWETTER, MICHAEL VARDA and JOHN JORDAN,

as Stockholders

Dated as of February 28, 2005

TABLE OF CONTENTS

ARTICLE I

DEFINITIONS

1

1.1

Definitions

1

1.2

Interpretation

10

ARTICLE II

PURCHASE & SALE OF PURCHASED ASSETS

10

2.1

Purchased Assets

10

2.2

Excluded Assets

12

2.3

Assumed Liabilities

12

2.4

Retained Liabilities

13

2.5

Purchase Price; Payment of Purchase Price; Adjustment Amount.

14

2.6

Allocation of Purchase Price

16

2.7

Closing

16

2.8

Consents

17

2.9

Transfer Taxes

17

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS AND THE STOCKHOLDERS

17

3.1

Organization and Qualification

18

3.1.1

Capitalization

18

3.1.2

Subsidiaries

18

3.1.3

Certificate of Incorporation and By-laws

18

3.2

Authority Relative to this Agreement

19

3.3

No Conflict

19

3.4

Required Filings and Consents

19

3.5

Financial Statements

19

3.6

Absence of Undisclosed Liabilities

20

3.7

Accounts Receivable

20

3.8

Inventory

20

3.9

Absence of Certain Changes or Events

21

3.10

Properties; Title.

22

3.11

Intellectual Property.

23

3.12

Contracts.

26

3.13

Permits

27

3.14

Compliance with Laws

27

3.15

Claims and Proceedings

28

3.16

Books and Records

28

3.17

Business Activity Restriction

28

3.18

Employees; Labor Disputes.

28

3.19

Employee Benefits.

29

3.20

No Finder

32

3.21

Affiliate Transactions

32

3.22

Environmental Matters

32

3.23

Insurance

33

3.24

No Significant Items Excluded

33

3.25

Taxes and Tax Returns.

33

3.26

Solvency

34

3.27

Bank Accounts

34

3.28

Customers and Suppliers

34

3.29

Product Defects; Product Warranties

34

3.30

Certain Business Practices

35

3.31

No Registration

35

3.32

Disclosure

35

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

35

4.1

Title; Agreements

36

4.2

Authority Relative To This Agreement

36

4.3

No Conflict

36

4.4

Consents

36

4.5

No Finder

36

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND GRAND

37

5.1

Organization and Qualification

37

5.2

Authority Relative to this Agreement

37

5.3

No Conflict

37

5.4

Required Filings and Consents

38

5.5

No Finder

38

5.6

Financial Resources

38

5.7

Issuance of Shares

38

ARTICLE VI

COVENANTS OF PRIOR TO CLOSING DATE

38

6.1

Conduct of Business

38

6.2

Corporate Examinations and Investigations

40

6.3

Employment Matters.

40

6.4

Additional Financial Statements

41

6.5

Consents, Filings and Authorizations; Efforts to Consummate

41

6.6

No Shop

41

6.7

Notices of Certain Events

42

6.8

Public Announcements

42

6.9

Confidentiality

43

6.10

Expenses

43

6.11

Supplements to Disclosure Schedules

44

6.12

Stockholder Approval

44

6.13

Corporate Name

44

6.14

Performance of Purchaser’s Obligations

44

ARTICLE VII

CONDITIONS TO CLOSING

44

7.1

Conditions to the Obligations of Sellers, Stockholders, Grand and Purchaser

44

7.2

Conditions to Obligations of Sellers and the Stockholders

45

7.3

Conditions to Obligations of Purchaser and Grand

46

ARTICLE VIII

TERMINATION; EFFECT OF TERMINATION

49

8.1

Termination of Agreement

49

8.2

Effect of Termination; Right to Proceed.

49

ARTICLE IX

POST-CLOSING COVENANTS

50

9.1

Non-Solicitation

50

9.2

Noncompetition

50

9.3

Claims Under Insurance Policies; Maintenance of Insurance
Policies

51

9.4

Certain Transitional Matters

51

9.5

Further Assurances

52

9.6

Tax Matters

52

ARTICLE X

SURVIVAL; INDEMNIFICATION

52

10.1

Survival of Representations and Warranties

52

10.2

Indemnification by Sellers and the Stockholders

53

10.3

Indemnification by Purchaser

54

10.4

Notice of Claims

54

10.5

Opportunity to Defend Third Party Claims

54

10.6

Limitation of Claims Against Sellers and the Stockholders.

55

10.7

Indemnity Payments

56

10.8

Sole and Exclusive Remedy

56

ARTICLE XI

GENERAL

56

11.1

Notices

56

11.2

Severability; Parties in Interest

58

11.3

Assignment; Binding Effect; Benefit

58

11.4

Incorporation of Exhibits

58

11.5

Governing Law; Consent to Jurisdiction

58

11.6

Waiver of Jury Trial

59

11.7

Headings; Interpretation

59

11.8

Counterparts

59

11.9

Entire Agreement

59

11.10

Waivers and Amendments; Non-Contractual Remedies;
Preservation of Remedies

59

11.11

No Third Party Beneficiary

60

11.12

Construction

60

-i-

EXHIBITS

Exhibit A

Form of Assignment and Assumption Agreement

Exhibit B

Form of Opinion of Purchaser’s Counsel

Exhibit C

Form of Opinion of Seller’s Counsel

Exhibit D

Form 8594

Exhibit E

Form of Bill of Sale

Exhibit F

Escrow Agreement

Exhibit G

Securities Put Agreement

Exhibit H-1

Kiesewetter Employment Agreement

Exhibit H-2

Varda Employment Agreement

Exhibit H-3

Jordan Employment Agreement

Exhibit I-1

Assignment and Assumption of Lease

Exhibit I-2

Consent to Assignment of Lease

Exhibit J

Citibank, F.S.B. Term Sheet

-ii-

SCHEDULES

Schedule 2.2(f)

Excluded Assets

Schedule 2.3

Assumed Liabilities

Schedule 3.1.1

Ownership of Stock of Seller

Schedule 3.3

Seller Conflicts

Schedule 3.4

Seller Required Filings and Consents

Schedule 3.6

Liabilities; Seller Debts

Schedule 3.7

Accounts Receivable

Schedule 3.8

Inventory

Schedule 3.9

Certain Changes or Events

Schedule 3.10(a)

Real Property Leases

Schedule 3.10(b)

Operating Condition and Structural Defect Disclosures

Schedule 3.10(c)

Tangible Personal Property

Schedule 3.11(b)

Listed Intellectual Property

Schedule 3.11(c)

Licensed Intellectual Property Agreements

Schedule 3.11(f)

Software Programs

Schedule 3.11(g)

Intellectual Property Liens

Schedule 3.11(h)

Royalties

Schedule 3.11(j)

Breach of Security

Schedule 3.12(a)

Material Contracts

Schedule 3.12(b)

Contract Defaults; Waivers

Schedule 3.13

Permits and Environmental Permits

Schedule 3.14

Compliance with Laws

Schedule 3.15

Claims and Proceedings

Schedule 3.16

Books and Records

Schedule 3.17

Restrictive Agreements

Schedule 3.18(a)

Employees; Compensation

Schedule 3.18(b)

Labor Disclosures

Schedule 3.18(c)

Post-Closing Agreement Disclosures

Schedule 3.19(a)

Employee Benefit Plans

Schedule 3.19(b)

Certain Employee Benefit Plan Disclosures

Schedule 3.19(c)

Certain Employee Benefit Plan Disclosures

Schedule 3.19(d)

Certain Employee Benefit Plan Disclosures

Schedule 3.20

Finders – Retained by Seller

Schedule 3.21

Affiliate Transactions

Schedule 3.22

Environmental Matters

Schedule 3.23

Insurance Policies

Schedule 3.25

Taxes; Tax Return Filing Dates

Schedule 3.26

Solvency

Schedule 3.27

Bank Accounts

Schedule 3.28

Major Customers and Major Suppliers

Schedule 3.29

Work in Progress

Schedule 3.31

Product Defects; Product Warranties

Schedule 4.1

Exceptions to Title to Stock

Schedule 4.3

Stockholder Conflicts

Schedule 4.4

Stockholder Consents

Schedule 4.5

Finders – Retained by Stockholders

Schedule 5.3

Purchaser Conflicts

Schedule 5.4

Purchaser Required Filings and Consents

Schedule 5.5

Finders - Retained by Purchaser

Schedule 6.1

Conduct of Business

Schedule 7.3(e)

Required Consents

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made as of February 28, 2005 by and among IPI Acquisition Corp., a Delaware corporation (“Purchaser”), Grand Toys International Limited, a limited company organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Grand”), international playthings, inc., a New Jersey corporation (“IPI”), Cambitoys, LLC, a New Jersey limited liability company (“Cambitoys”, each of IPI and Cambitoys are hereafter each a “Seller”, and collectively, the “Sellers”) and Ted Kiesewetter (“Kiesewetter”), Michael Varda (“Varda”) and John Jordan (“Jordan” and with Kiesewetter and Varda, each, a “Stockholder” and collectively, the “Stockholders”).

RECITALS:

A.

Sellers engage in the business of importing and wholesaling high quality toys and toy-related products for children and developing various proprietary lines of toy products, and distributing the same through a unique network of specialty toy and other retailers throughout the United States (together with all other business which is being conducted by Sellers as of the date hereof, the “Business”).  Subject to the terms and conditions set forth herein, Sellers desire to sell, convey, transfer, assign and deliver to Purchaser, and Purchaser desires to purchase and acquire from Sellers, free and clear of all Liens other than the Permitted Encumbrances, all of Sellers’ right, title and interest in and to all of the Purchased Assets (the “Acquisition”).

B.

In consideration of the direct and indirect benefits accruing to the Stockholders as the owner of the of all of the issued and outstanding capital stock of IPI, the Stockholders have agreed to be  Parties to this Agreement and to make the representations and warranties herein along with Sellers in order to induce Purchaser to enter into this Agreement, without which inducement Purchaser would not have entered into this Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1

  Definitions

As used herein, the following terms shall have the following meanings:

“Accounts Receivable” means: (i) all trade accounts receivable and other rights to payment from customers of Sellers or any Affiliate of Sellers and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of Sellers or any Affiliate or Subsidiary of Seller; (ii) all other accounts or notes receivable of Sellers or any Affiliate of Sellers and the full benefit of all security for such accounts or notes; and (iii) any Claim, remedy or other right related to any of the foregoing.

“ACM’s” shall have the meaning given to such term in Section 3.22.

“Acquisition” shall have the meaning given to such term in the Recitals.

“Acquisition Proposal” shall have the meaning given to such term in Section 6.6.

“Affiliate” with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided that, for purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Agreement” means this Asset Purchase Agreement.

“Annual Financial Statements” shall have the meaning given to such term in Section 3.5.

“Asserted Liability” shall have the meaning given to such term in Section 10.4.

“Assets” means properties, rights, interests and assets of every kind, real, personal or mixed, tangible and intangible, used or usable by Sellers in the Business.

“Assigned Contracts” shall have the meaning given to such term in Section 2.1(d).

“Assignment and Assumption Agreement” shall have the meaning given to such term in Section 7.2(d)(iii).

“Assumed Liabilities” shall have the meaning given to such term in Section 2.3.

“Bankruptcy Exception” shall have the meaning given to such term in Section 3.2.

“Basket” shall have the meaning given to such term in Section 10.6(a).

“Benefit Plans” means all employee benefit plans as defined in Section 3(3) of ERISA and all other employee benefit arrangements, obligations, customs, or practices (including but not limited to a payroll practice), whether or not legally enforceable, to provide benefits, other than salary, as compensation for services rendered, to current or former directors, officer, employees or agents of Sellers or an ERISA Affiliate, including, without limitation, employment agreements, severance agreements, executive compensation arrangements, incentive programs or arrangements, sick leave, vacation pay, severance pay policies, plant closing benefits, salary continuation for disability, consulting or other compensation arrangements, workers’ compensation, deferred compensation, bonus, stock option or purchase, hospitalization, medical insurance, life insurance, tuition reimbursement or scholarship programs, any plans providing benefits or payments in the event of a change of control, change in ownership, or sale of a substantial portion (including all or substantially all) of the assets of any business of Sellers, other than Multiemployer Plans, maintained by Sellers or an ERISA Affiliate or to which either Sellers or an ERISA Affiliate has contributed or is or was obligated to make payments, in each case with respect to any current or former employees, directors or agents of Sellers or an ERISA Affiliate in the six-year period before the date of this Agreement.

“Books and Records” shall have the meaning given to such term in Section 3.16.

“Business” shall have the meaning given to such term in the Recitals.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York City are authorized or obligated by applicable Law or executive Order to close or are otherwise generally closed.

“Cambitoys” shall have the meaning given to such term in the preamble of this Agreement.

 “Cap” shall have the meaning given to such term in Section 10.6(b).

“CERCLA” shall have the meaning given to such term in Section 3.22.

“Citibank” shall have the meaning given to such term in Section 7.3(f).

“Claim” shall have the meaning given to such term in Section 3.15.

“Closing” shall have the meaning given to such term in Section 2.7.

“Closing Date” shall have the meaning given to such term in Section 2.7.

“Closing Cash Consideration” shall have the meaning set forth in Section 2.5(b).

“Closing Payment” shall have the meaning set forth in Section 2.5(b).

“Code” means the Internal Revenue Code of 1986, as it may be amended from time to time, and any successor thereto.  Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

“Confidential Information” shall have the meaning given to such term in Section 6.9(a).

“Contract” means all agreements, whether oral or written and whether express or implied, including, without limitation, contracts, contract rights, promises, commitments, undertakings, customer accounts, orders, leases, guarantees, warranties and representations, franchises benefiting or relating to the Business or the ownership, construction, development, maintenance, repair, management, use, occupancy, possession or operation thereof, or the operation of any of the programs or services in conjunction with the Business and all renewals, replacements and substitutions therefor.

“Contract Consents” shall have the meaning given to such term in Section 2.8.

“Damages” shall have the meaning given to such term in Section 10.2.

“December 31, 2004 Financial Statements” means consolidated audited financial statements (including the balance sheet, statement of operations and statement of cash flows) of Sellers as at, and for the period ending, December 31, 2004, prepared by Sellers’ independent certified public accountants in accordance with GAAP and consistent with Sellers’ historical accounting practices and based on Sellers’ operations for the year then ended.

“Deposit Agreement” shall have the meaning given to such term in Section 5.7.

“Downward Adjustment” shall have the meaning given to such term in Section 2.5(d).

“Due Diligence Period” shall have the meaning given such term in Section 6.2.

“EBITDA” shall mean, with respect to any period, the combination of (i) Sellers’ net income or loss (after giving effect to deduction of or provision for all operating expenses, all taxes and reserves and all other proper deductions, all as determined in accordance with GAAP), plus (ii) Sellers’ interest expense after giving effect to payments made or received under interest rate protection agreements, plus (iii) total federal, state, local and foreign income, value added and similar taxes paid or payable by Sellers, plus (iv) depreciation and amortization expense, all as determined in accordance with GAAP and Sellers’ historical accounting practices.  As used herein, “EBITDA” shall not reflect Sellers’ receipt of the Purchase Price or any other amounts received by Sellers as a result of the consummation of the Acquisition or any other transactions contemplated by the Transaction Documents.

“EBITDA Calculation” shall have the meaning given to such term in Section 2.5(c)(i).

“Effective Date” means December 31, 2004.

“Effective Date Net Asset Calculation” shall have the meaning given to such term in Section 2.5(c)(i).

“Employee” means any individual employed by Sellers in the conduct of the Business.

“Environmental Law” means any statute, regulation, rule, code, common law, Order or judgment of any applicable federal, state or local jurisdiction relating to pollution, hazardous substances, hazardous wastes, petroleum or otherwise relating to protection of the environment, natural resources or human health, including without limitation, the Clean Air Act, the Clean Water Act, the Resource Conservation Recovery Act (“RCRA”), CERCLA, the Toxic Substances Control Act (“TSCA”), and the Emergency Planning and Community Right-to-Know Act, all as they may be amended from time to time, and any successor thereto.

“Environmental Permits” means those Permits required to be obtained by Sellers under Environmental Laws as in effect on the date hereof in connection with the Business or the use and operation of the Assets owned or leased by Sellers.

“ERISA” means the Employee Retirement Income Security Act of 1974, as it may be amended from time to time, and any successor thereto.

“ERISA Affiliate” means any trade or business the employees of which, together with the employees of Sellers, are treated as employed by a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means Katten Muchin Zavis Rosenman.

“Escrow Agreement” means the agreement to be entered into on the Closing Date among Purchaser, Sellers and the Escrow Agent, substantially in the form attached hereto as Exhibit F.

“Escrow Cash” shall have the meaning set forth in Section 2.5(b).

“Escrow Shares” shall have the meaning set forth in Section 2.5(b).

“Excluded Assets” shall have the meaning given to such term in Section 2.2.

“Excluded Contracts” shall have the meaning given to such term in Section 2.2(f).

“Form 8594” shall have the meaning given to such term in Section 2.6.

“GAAP” means generally accepted accounting principles applied on a consistent basis in effect on the date hereof as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States.

“Governmental Authorities” means all agencies, authorities, bodies, boards, commissions, courts, instrumentalities, legislatures and offices of any nature whatsoever of any government, quasi-governmental unit or political subdivision, whether foreign, federal, state, county, district, municipality, city or otherwise.

“Grand” shall have the meaning given to such term in the preamble of this Agreement.

“Grand ADS” shall mean an American Depositary Share representing one ordinary share, nominal value HK $1.00, of Grand.

“Indemnified Party” shall have the meaning given to such term in Section 10.4.

“Indemnifying Party” shall have the meaning given to such term in Section 10.4.

“Independent Accounting Firm” means an independent accounting firm of national reputation (other than an accounting firm regularly used by any of the Parties unless otherwise agreed to by the Parties) selected jointly by Sellers and Purchaser.

“Insurance Policies” shall have the meaning given to such term in Section 3.23.

“Intellectual Property” shall have the meaning given to such term in Section 3.11(a).

“Intellectual Property Rights” means collectively, rights under patent, trademark, copyright, and trade secret laws, and any other intellectual property, industrial, or proprietary rights worldwide, however designated, including Moral Rights and similar rights.

“Interim Financial Statements” shall have the meaning given to such term in Section 3.5.

“Inventory” means the consumable inventory of Sellers, wherever located, including, without limitation, all finished goods, work in process, raw materials, spare parts and all other materials and supplies to be used or consumed by Sellers in the Business.

“IPI” shall have the meaning given to such term in the preamble of this Agreement.

 “IPI Common Stock” shall have the meaning given to such term in Section 3.1.1.

“IRS” means the United States Internal Revenue Service, or any successor agency thereto.

“Jordan” shall have the meaning given to such term in the preamble of this Agreement.

 “Kiesewetter” shall have the meaning given to such term in the preamble of this Agreement.

 “Knowledge” whether used with reference to the Seller or the Stockholders, means the actual knowledge of a particular fact or other matter being possessed as of the pertinent date by the Stockholders, or any such knowledge that would have been acquired by any of the Stockholders upon due inquiry and reasonable investigation consistent with each Stockholder’s position with and responsibilities for Sellers.

“Latest Balance Sheet” shall have the meaning given to such term in Section 3.6.

“Latest Balance Sheet Date” shall have the meaning given to such term in Section 3.6.

“Laws” means any Federal, state, foreign or local statute, law, ordinance, regulation, rule, code, Order, other requirement or rule of law.

“Liability” means any direct or indirect indebtedness, liability, assessment, expense, claim, loss, damage, deficiency or obligation, known or unknown, disputed or undisputed, joint or several, vested or unvested, executory or not, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, determinable or undeterminable, accrued or unaccrued,  actual or potential, contingent or absolute (including any liability under any guarantees, letters of credit, performance credits or with respect to insurance loss accruals).

“Licensed Intellectual Property” shall have the meaning given to such term in Section 3.11(c).

“Lien” means any mortgage, lien (including mechanics, warehousemens, laborers and landlords liens), claim, pledge, hypothecation, charge, community property interest, equitable interest, right-of-way, easement, encroachment, security interest, preemptive right, right of first refusal or similar restriction or right, option, judgment, title defect or encumbrance of any kind.

“Line of Credit” shall have the meaning given to such term in Section 7.3(f).

“Major Customers” shall have the meaning given to such term in Section 3.28.

“Major Suppliers” shall have the meaning given to such term in Section 3.28.

“Market Price” the average closing price per Grand ADS as quoted on the Nasdaq SmallCap Market for the thirty (30) trading days ending on February 24, 2005.

“Material Adverse Effect” means, with respect to Sellers, any change in or effect on the Business that, individually or in the aggregate (taking into account all other such changes or effects), is, or is reasonably likely to be, materially adverse to the Business, Assets, Liabilities, financial condition, results of operations or prospects of Sellers, taken as a whole.

“Material Contracts” shall have the meaning given to such term in Section 3.12(a).

“Moral Rights” means collectively, rights to claim authorship of a work, to object to or prevent any modification of a work, to withdraw from circulation or control the publication or distribution of a work, and any similar rights, whether existing under judicial or statutory law of any country or jurisdiction worldwide, or under any treaty or similar legal authority, regardless of whether such right is called or generally referred to as a “moral right.”

“Multiemployer Plan” means any multiemployer plan as defined in Section 3(37) of ERISA or a plan subject to Section 413(b) and (c) of the Code, to which neither Sellers nor any ERISA Affiliate has contributed or is or was obligated to make payments, in each case with respect to any current or former employees of Sellers or an ERISA Affiliate before the Closing Date.

“Multiple Employer Plan” means a Benefit Plan that is a multiple employer plan subject to Sections 4063 and 4064 of ERISA or Section 413(c) of the Code.

“Net Balance Sheet Assets” means, as of a specified date, the amount by which the value of Sellers’ Assets (excluding cash) exceeds the value of Sellers’ Liabilities, each as set forth on IPI’s consolidated balance sheet on such specified date.

“Orders” shall have the meaning given to such term in Section 3.14.

“Party” means each Seller, Purchaser, Grand or each Stockholder, individually, as the context so requires, and the term “Parties” means collectively, Sellers, Purchaser, Grand and the Stockholders.

“PCB’s” shall have the meaning given to such term in Section 3.22.

“Pension Plan” means a Benefit Plan that is an employee pension benefit plan as defined in Section 3(2) of ERISA.

“Permits” means all permits, licenses, approvals, franchises, grants, qualifications, rights, variances, permissive uses, accreditations, certificates, certificates of occupancy, certifications, consents, interim licenses, establishment registrations, product listings, identification and registration numbers, permits and other authorizations of every nature whatsoever, which in any case are issued or granted by a Governmental Authority.

“Permitted Encumbrances” shall mean (i) mechanics’, materialmen’s or similarly inchoate Liens related to Liabilities not yet due and payable and (ii) Liens for Taxes not yet due and payable.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, limited liability partnership, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder), trust, association, entity or Governmental Authority.

“Preliminary December 31 Balance Sheet” shall mean a preliminary consolidated balance sheet of IPI as at December 31, 2004.

“Prepaid Expenses” as of any date shall mean payments made by Sellers with respect to the Purchased Assets or the Business, which constitute prepaid expenses in accordance with GAAP.

“Prospective Vendors” shall have the meaning given to such term in Section 3.28.

“Purchased Assets” shall have the meaning given to such term in Section 2.1.

“Purchase Price” shall have the meaning given to such term in Section 2.5(a).

“Purchase Price Objection Notice” shall have the meaning given to such term in Section 2.5(c)(ii).

“Purchase Price Resolution Period” shall have the meaning given to such term in Section 2.5(c)(ii).

“Purchaser” shall have the meaning given to such term in the preamble of this Agreement.

“Purchaser Indemnitees” shall have the meaning given to such term in Section 10.2.

“Real Property Leases” shall have the meaning given to such term in Section 3.10(a).

“Regulated Substances” means any substance regulated under Environmental Laws, including but not limited to hazardous waste, as defined pursuant to RCRA, hazardous substances, as defined pursuant to CERCLA, toxic substances as defined under TSCA, hazardous materials, as defined under the Hazardous Materials Transportation Act, petroleum and its fractions, ACM’s and PCB’s.

“Representatives” means, with respect to any Party to this Agreement, such Party’s directors, officers, Affiliates, employees, attorneys, accountants, representatives, lenders, consultants, independent contractors and other agents.

“Retained Liabilities” shall have the meaning given to such term in Section 2.4.

“Reviewing Parties” shall have the meaning given to such term in Section 6.8.

“Securities Act”  mean the United States Securities Act of 1933, as amended.

“Securities Put Agreement” means the agreement to be entered into on March 1, 2005 among Purchaser, the Stockholders and Hsieh Cheng (a/k/a Jeff Hsieh), substantially in the form of Exhibit G hereto.

“Security Right” means, with respect to any security, any option, warrant, subscription right, preemptive right, other right, proxy, put, call, demand, plan, commitment, agreement, understanding or arrangement of any kind relating to such security, whether issued or unissued, or any other security convertible into or exchangeable for any such security, including any right relating to issuance, sale, assignment, transfer, purchase, redemption, conversion, exchange, registration or voting and includes rights conferred by the issuer’s governing documents or by agreement.

“Seller” shall have the meaning given to such term in the preamble of this Agreement.

“Sellers Debt” means: (i) money borrowed by either Seller from any Person; (ii) any indebtedness of either Seller arising under leases required to be capitalized under GAAP or evidenced by a note, bond, debenture or similar instrument; (iii) any indebtedness of either Seller arising under purchase money obligations or representing the deferred purchase price of property and services (other than accounts payable and current trade payables incurred in the ordinary course of the Business); and (iv) any Liability of either Seller under any guaranty, letter of credit, performance credit or other agreement having the effect of insuring a creditor against loss.

“Seller Indemnitees” shall have the meaning given to such term in Section 10.3.

“Sellers’ Properties” means any real property or facility currently owned, leased or operated by either Seller or previously owned, leased or operated by Seller or any predecessors.

“Share Consideration” shall have the meaning set forth in Section 2.5(b).

“Site Assessment” shall have the meaning set forth in Section 6.1(q).

“Software Programs” shall have the meaning given to such term in Section 3.11(f).

“Stockholders” shall have the meaning given to such term in the preamble of this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited partnership, limited liability company, limited liability partnership, joint venture or other legal entity of which either Seller (either alone or through or together with any other Subsidiary) owns, directly or indirectly, a majority of the stock or other equity interests.

“Tangible Personal Property” means all machinery, equipment, tools, furniture, fixtures and equipment, computer hardware, supplies, materials, leasehold improvements, automobiles, computing and telecommunications equipment and other items of tangible personal property (other than Inventory), of every kind owned or leased by either Seller and used in the Business (wherever located and whether or not carried on Sellers’ books), together with any express or implied warranty by the manufacturers or sellers or lessors of any item or component part thereof, and all maintenance records and other documents relating thereto.

“Taxes” means: (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind, imposed by any Governmental Authority or taxing authority, including taxes or other charges on, measured by, or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges; (ii)  any Liability for the payment of any amounts of the type described in clause (i) above as a result of being a member of an affiliated, combined, consolidated or unitary group for any Taxable period; (iii) any Liability for the payment of amounts of the type described in clauses (i) or (ii) above as a result of being a transferee of, or a successor in interest to, any Person or as a result of an express or implied obligation to indemnify any Person; and (iv) any and all interest, penalties, additions to tax and additional amounts imposed in connection with or with respect to any amounts described in clauses (i), (ii) or (iii) above.

“Tax Return” means any return, report, statement, form or other documentation (including any additional or supporting material and any amendments or supplements) filed or maintained, or required to be filed or maintained, with respect to or in connection with the calculation, determination, assessment or collection of any Taxes.

“Transaction Documents” means, collectively, this Agreement and each of the other agreements and instruments to be executed and delivered by all or some of the Parties in connection with the consummation of the Acquisition.

“Varda” shall have the meaning given to such term in the preamble of this Agreement.

 “VEBA” means an association that is or is intended to be a voluntary employees’ beneficiary association under Section 501(c)(9), whose members include current or former employees of Sellers or an ERISA Affiliate in the six-year period before the date of this Agreement.

“Welfare Plan” means a Benefit Plan that is an employee welfare benefit plan as defined in Section 3(1) of ERISA.

1.2

Interpretation

.  Unless the context otherwise requires, the terms defined in Section 1.1 shall have the meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms defined herein.  All accounting terms defined in Section 1.1, and those accounting terms used in this Agreement not defined in Section 1.1, except as otherwise expressly provided herein, shall have the meanings customarily given thereto in accordance with GAAP.  When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

ARTICLE II

PURCHASE & SALE OF PURCHASED ASSETS

2.1  Purchased Assets

  Upon the terms and subject to the conditions of this Agreement and in reliance upon the representations, warranties, covenants and agreements of Sellers and the Stockholders contained herein, at the Closing, Sellers shall sell, convey, transfer, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from Sellers, free and clear of all Liens other than the Permitted Encumbrances, all of Sellers’ right, title and interest in and to all of the Assets which Sellers own on the Effective Date, and all Assets acquired by Sellers from the Effective Date up to and including the Closing Date, subject to the rights of third parties as disclosed in the Schedules to this Agreement, or in which Sellers have any right, title or interest, other than the Excluded Assets (collectively, the “Purchased Assets”), including, without limitation:

(a)

All Tangible Personal Property;

(b)

All Inventory;

(c)

All Accounts Receivable;

(d)

All Contracts (including the Real Property Leases) (the “Assigned Contracts”), except those, if any, which the Parties have agreed to be excluded on Schedule 3.12(a);

(e)

All cash and cash equivalents of Sellers in excess of the amounts set forth on the December 31, 2004 Financial Statements;

(f)

All Permits and Environmental Permits (if any) relating to the acquisition or ownership of the Purchased Assets or the operation of the Business;

(g)

All data, records, files, manuals, blueprints and other documentation related to Sellers, the Purchased Assets and the operation of the Business including without limitation: (i) service and warranty records; (ii) sales promotion materials, creative materials, art work, photographs, public relations and advertising material, studies, reports, correspondence and other similar documents and records used in the Business, whether in electronic form or otherwise; (iii) all client, customer and supplier lists, telephone numbers and electronic mail addresses with respect to past, present or prospective clients, customers and suppliers; (iv) copies of all accounting and tax books, ledgers and records and other financial records relating to the Business and the Purchased Assets; (v) all sales and credit records, catalogs and brochures relating to the Business, and purchasing records and records relating to suppliers; and (vi) subject to applicable Law, copies of all personnel records of all Persons who immediately prior to the Closing Date were Employees (whether part or full time);

(h)

All Intellectual Property owned or used in connection with the Purchased Assets or the Business;

(i)

All policies and procedures, methods of delivery of services, trade secrets, disks, drawings and specifications, market studies, consultants’ reports, prototypes, and all similar property of any nature, tangible or intangible, used in connection with the Business;

(j)

All goodwill incident to the Business, including the value of the name(s) associated with the Business which are transferred to Purchaser hereunder and the value of good customer relations;

(k)

All computers, Software Programs, automation systems, accounting systems, master disks of source codes, and other proprietary information owned or licensed, whether for general business usage (e.g., accounting, word processing, graphics, spreadsheet analysis, etc.), or specific, unique-to-the-business usage, and all computer operating, security or programming software, owned or licensed and used in the operation of the Business;

(l)

All Prepaid Expenses and security deposits;

(m)

All amounts reserved on Sellers’ books and records in connection with any Assumed Liabilities;

(n)

All Insurance Policies and insurance benefits relating to the Purchased Assets or the Business; and

(o)

All other intangible assets (including all Claims, contract rights and warranty and product liability claims against third parties) relating to the Purchased Assets or the Business.

The Purchased Assets shall include all of the Assets of Sellers except for (i) the Excluded Assets, whether or not reflected on the December 31, 2004 Financial Statements, and (ii) those Assets which have been transferred or disposed of in the ordinary course of the Business after the date of the Interim Financial Statements.

2.2   Excluded Assets

Notwithstanding anything to the contrary contained in Section 2.1 or elsewhere in this Agreement, the following Assets (collectively, the “Excluded Assets”) shall not be part of the sale and purchase contemplated hereunder, are excluded from the Purchased Assets, and shall remain the property of Sellers after the Closing:

(a)All cash and cash equivalents of Sellers set forth on the December 31, 2004 Financial Statements;

(b)All minute books, stock records and corporate seals of Sellers provided, however, that Purchaser shall have access to such books and records as is reasonably necessary after Closing during regular business hours and upon reasonable notice;

(c)The shares of capital stock of Sellers held in treasury;

(d)The consideration paid to Sellers pursuant to this Agreement and all other rights of Sellers and Stockholders under this Agreement or any other Transaction Documents;

(e)Originals of all personnel records and other records that Sellers are required by Law to retain in its possession;

(f)The Contracts which the Parties have agreed are not designated by Purchaser for assumption and assignment as set forth on Schedule 3.12(a) (the “Excluded Contracts”); and

(g)The assets set forth on Schedule 2.2(g).

2.3  Assumed Liabilities

.  Except for the Assumed Liabilities, (i) Seller shall transfer the Purchased Assets to Purchaser on the Closing Date free and clear of all Liabilities and all Liens, other than Permitted Encumbrances, and (ii) Purchaser shall not, by virtue of its purchase of the Purchased Assets, assume or become responsible for any Liabilities of Sellers or any Stockholder.  Upon and subject to the terms, conditions, representations and warranties of Sellers and the Stockholders contained herein, and subject to Section 2.4, Purchaser hereby assumes and agrees to pay, perform, and discharge when due only the following (collectively referred to hereinafter as the “Assumed Liabilities”):

(a)the Liabilities of Sellers under the Assigned Contracts that, by the terms of such Contracts, arise after the Effective Date, relate to periods following the Effective Date and are to be observed, paid, performed or discharged, as the case may be, in each case at any time after the Effective Date;

(b)the Liabilities set forth on the December 31, 2004 Financial Statements, including the amount outstanding under the Line of Credit on December 31, 2004;

(c)all Liabilities (other than the Retained Liabilities) that arise after the Effective Date with respect to the ownership or use of Purchased Assets after the Effective Date in the ordinary course of the Business, including the indebtedness under the Line of Credit, so long as the indebtedness on the Line of Credit on the Closing Date does not exceed US$3,500,000; and

(d)the Liabilities set forth on Schedule 2.3(d).

2.4  Retained Liabilities

Except for the Assumed Liabilities, Purchaser shall not assume, and shall have no Liability for, any Liabilities, Taxes or Contracts of Sellers or the Stockholders of any kind, character or description, whether known or unknown, accrued, absolute, contingent or otherwise, it being understood that Purchaser is expressly disclaiming any express or implied assumption of any Liabilities other than the Assumed Liabilities.  Notwithstanding Section 2.3 or any other provision contained herein, and regardless of whether any of the following may be disclosed to Purchaser or any of its Representatives or otherwise or whether Purchaser or any of its Representatives may have actual knowledge of the same, Purchaser shall not assume, and Sellers shall pay, perform, and discharge when due and remain exclusively liable for the following (collectively, the “Retained Liabilities”):

(a)any Liability of Sellers with respect to the Excluded Assets;

(b)any Liability of Sellers directly or indirectly resulting from any violation by Sellers of any Environmental Law or Environmental Permit;

(c)any Liability for or with respect to (i) any Taxes arising from or attributable to the operation of the Business or the ownership of any of the Assets prior to the Effective Date; (ii) any Taxes imposed on either Seller or any Stockholder as a result of the consummation of the Acquisition and the other transactions contemplated hereby; and (iii) any Taxes required to have been withheld with respect to periods prior to the Effective Date;

(d)any Liability of Sellers, their Affiliates or ERISA Affiliates under the Benefit Plans with respect to periods prior to the Effective Date;

(e)any Liability of Sellers under any Assigned Contract which arises after the Closing but which results from any breach of such Contract occurring prior to the Effective Date;

(f)any Liability of Sellers for premiums which may be due or are payable under any of Sellers’ Insurance Policies;

(g)any Liability of Sellers under any Excluded Contract;

(h)any Liability for Sellers’ indebtedness in excess of US$3,500,000 under the Line of Credit;

(i)any Liability of Sellers relating to dividends, distributions, redemptions, or Security Rights with respect to any security of Sellers;

(j)any Liability of Sellers arising out of any transaction affecting Sellers or Stockholders, or any obligations incurred by Sellers or Stockholders, prior to the Effective Date;

(k)any Liability of Sellers to the Stockholders or any Affiliate of Sellers or the Stockholders, including family members;

(l)any Liability to indemnify Sellers’ Representatives with respect to matters arising out of, or relating to, any occurrence or event prior to the Effective Date, except as provided in Article X;

(m)any Liability of Sellers to employees of Sellers with respect to periods prior to the Effective Date, other than Liabilities for compensation and benefits incurred in the ordinary course of the Business;

(n)any Liability of Sellers or Stockholders arising out of or relating to any employee grievance with respect to periods prior to the Effective Date;

(o)any Liability to distribute to any of the Stockholders or otherwise apply all or any part of the Purchase Price;

(p)any Liability of Sellers arising out of any Claims pending as of the Effective Date;

(q)any Liability of Sellers arising out of any Claims commenced after the Effective Date and arising out of, or relating to, any occurrence or event happening prior to the Effective Date;

(r)any Liability of Sellers or the Stockholders for expenses or fees incident to or arising out of the negotiation, preparation, approval or authorization of this Agreement and the Closing of the Acquisition; or

(s)any Liability of Sellers not enumerated in clauses (a) through (r) above that is not an Assumed Liability.

2.5  Purchase Price; Payment of Purchase Price; Adjustment Amount.

(a)The aggregate consideration for the Purchased Assets shall be as follows (collectively, the “Purchase Price”):

(i)(A) The sum of (1) Seller’s Net Balance Sheet Assets (calculated from the December 31, 2004 Financial Statements, as determined pursuant to Section 2.5(b) below) and (2) Two Million Eight Hundred Fifty Thousand Dollars (US$2,850,000), of which One Million Six Hundred Thousand Dollars (US$1,600,000) shall be payable in Grand ADSs, less (B) the amount, if any, by which Sellers’ EBITDA for the year ending December 31, 2004 (calculated based on the December 31, 2004 Financial Statements) is less than US$2,150,000; and

(ii)the assumption of the Assumed Liabilities.

(b)At the Closing, the Buyer shall pay to IPI the sum of (i) IPI’s Net Balance Sheet Assets on the Effective Date (calculated from the Preliminary December 31 Balance Sheet), and (ii) US$2,850,000 (such sum being referred to as the “Closing Payment”), of which US$800,000 of the Closing Payment will be paid by delivery to the Escrow Agent of a number of Grand ADSs determined by dividing US$800,000 by the Market Price (the “Escrow Shares”), US$800,000 of the Closing Payment will be paid by delivery to Sellers of a number of Grand ADSs determined by dividing US$800,000 by the Market Price (such shares and the Escrow Shares being the “Share Consideration”), US$215,000 shall be paid by wire transfer of immediately available funds to the Escrow Agent (the “Escrow Cash”) and the balance shall be paid by wire transfer of immediately available funds to Sellers (such amount and the Escrow Cash being the “Closing Cash Consideration”).  Ipi shall deliver the Preliminary December 31 Balance Sheet not later than 10:00 a.m., New York City time, on the day before the Closing Date.

(i)As soon as practicable (and in any event no later than March 30, 2005), IPI shall cause to be prepared and delivered to Purchaser the December 31, 2004 Financial Statements, a calculation of Sellers’ Net Balance Sheet Assets on the Effective Date (calculated from the December 31, 2004 Financial Statements) (the “Effective Date Net Asset Calculation”), a calculation of Sellers’ EBITDA for the year ended December 31, 2004 based on the December 31, 2004 Financial Statements (the “EBITDA Calculation”), and a calculation of the Purchase Price, and all work papers and back-up materials relating thereto.  The December 31, 2004 Financial Statements shall be prepared by the independent auditors of IPI in accordance with GAAP consistent with IPI’s historical practices based upon the operations of IPI for the year then ended, and shall meet all applicable criteria for incorporation into any filings to be made by Grand under the Securities Exchange Act of 1934, as amended, with respect to the transactions contemplated hereby.  Except as set forth on Schedule 2.5(b), the December 31, 2004 Financial Statements shall not contain any adjustments to the amount of reserves for Inventory, Accounts Receivable or other contingencies on the December 31, 2004 Financial Statements which differ from those historically maintained by IPI.

(ii)The December 31, 2004 Financial Statements, the Effective Date Net Asset Calculation, the EBITDA Calculation and the Purchase Price Calculation shall be conclusive and binding on the Parties unless Purchaser gives written notice of any objections thereto setting forth in reasonable detail the basis for such dispute (a “Purchase Price Objection Notice”) to Sellers within thirty (30) days after its receipt of the December 31, 2004 Financial Statements, Effective Date Net Asset Calculation, EBITDA Calculation and Purchase Price calculation and all work papers and back-up materials relating thereto.  If Purchaser delivers a Purchase Price Objection Notice as provided above, the Parties shall attempt in good faith to resolve such dispute, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the Parties.  If the Parties are unable to resolve, despite good faith negotiations, all disputes reflected in the Purchase Price Objection Notice within thirty (30) days thereafter (the “Purchase Price Resolution Period”), then the Parties will, within ten (10) days after the expiration of the Purchase Price Resolution Period, submit any such unresolved dispute to the Independent Accounting Firm.  Purchaser and Sellers shall provide to the Independent Accounting Firm all work papers and back-up materials relating to the unresolved disputes requested by the Independent Accounting Firm to the extent available to Purchaser or its Representatives or Sellers or their Representatives.  Purchaser and Sellers shall be afforded the opportunity to present to the Independent Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Independent Accounting Firm, provided that the other Parties receive copies of such materials and are permitted to be present during such discussions.  The determination by the Independent Accounting Firm, as set forth in a notice to be delivered to Purchaser and Sellers within forty five (45) days after the submission of the unresolved disputes to the Independent Accounting Firm, shall be final, binding and conclusive on the Parties.  The fees and expenses of the Independent Accounting Firm shall be split equally between Sellers and Purchaser.  The December 31, 2004 Financial Statements, the Effective Date Net Asset Calculation, the EBITDA Calculation and the Purchase Price Calculation, as revised to reflect the resolution of any and all disputes by the Parties and/or the Independent Accounting Firm, shall be deemed to be final and conclusive on the Parties.

(iii)Notwithstanding anything in this Section 2.5(b) to the contrary, in the event that Sellers fail to deliver the December 31, 2004 Financial Statements by April 15, 2005, then if (and only if) Purchaser so elects by notice to Sellers within thirty (30) days thereafter, Purchaser shall have the right to cause the December 31, 2004 Financial Statements to be prepared by independent certified public accountants selected by Grand.  In this event, the provisions of this Section 2.5(b) shall operate as if the roles of Sellers and the Purchaser were reversed.

(c)In the event that the Purchase Price (as calculated in accordance with Section 2.5(c)), is more than the Closing Payment, the difference shall be paid by the Purchaser to Sellers by wire transfer of immediately available funds in cash within five (5) Business Days after the final Purchase Price has been determined.  In the event that the Purchase Price is less than the Closing Payment (a “Downward Adjustment”), the difference shall, subject to the terms and conditions of the Escrow Agreement, be paid first, from the Escrow Cash via wire transfer of immediately available funds from the Escrow Agent to the bank account designated by Purchaser in accordance with the terms of the Escrow Agreement and second, from the Escrow Shares via surrender by the Escrow Agent to the Purchaser of a number of Grand ADSs determined by dividing the unsatisfied portion of the Downward Adjustment by the Market Price.  In the event that the Escrow Cash and the Escrow Shares shall not be sufficient to satisfy a Downward Adjustment, Sellers and the Stockholders shall, severally and not jointly, to the extent any part of the Purchase Price has been distributed to each of them, be obligated to pay the amount by which the Downward Adjustment exceeds the Escrow Cash and the Escrow Shares.  Any Downward Adjustment Amount shall be paid within five (5) Business Days after the Purchase Price becomes binding and conclusive on the Parties.

2.6  Allocation of Purchase Price

. The Purchase Price shall be allocated as set forth on Schedule 2.6.  Purchaser and Sellers agree to reflect such allocation on IRS Form 8594: Asset Acquisition Statement under Section 1060, including any required amendments or supplements thereto (“Form 8594”), in the form attached hereto as Exhibit D.  Form 8594 shall be prepared jointly by Purchaser and Seller and shall be signed by the Parties on the Closing Date and timely filed by them.  The Parties hereto further agree that: (i) the agreed upon allocation of Purchase Price shall be used in filing all required forms under Section 1060 of the Code and all Tax Returns; (ii) they will report the transactions contemplated by this Agreement for Tax purposes in a manner consistent with such allocation and (iii) no portion of the Purchase Price shall be allocated to Sellers’ and the Stockholders’ obligations under Sections 9.1 and 9.2 hereof.

2.7 Closing

 The consummation of the purchase and sale of the Purchased Assets in accordance with this Agreement (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of Katten Muchin Zavis Rosenman, 575 Madison Avenue, New York, NY  10022, on the later to occur of: (i) February 28, 2005; or (ii) the third Business Day after all of the conditions precedent to Closing hereunder shall have been satisfied or waived, or at such other time and place as the Parties shall agree in writing.  The date of the Closing shall be referred to as the “Closing Date.”  The Parties hereby agree to deliver at the Closing such documents, certificates of officers and other instruments as are set forth in Article VII hereof and as may reasonably be required to effect the transfer by Sellers of the Purchased Assets pursuant to and as contemplated by this Agreement and to consummate the Acquisition.  All events which shall occur at the Closing shall be deemed to occur simultaneously.

2.8 Consents

Each Seller shall promptly request and use its commercially reasonable efforts to obtain consent to the assignment to Purchaser of those Assigned Contracts requiring consent (collectively, the “Contract Consents”).  If any Contract Consent is not obtained, such Assigned Contract shall not be assigned to Purchaser.  Sellers shall, to the extent practicable, keep the relevant Assigned Contract in effect and give Purchaser the full and exclusive rights and benefits of such Assigned Contract to the same extent as if it had not been excluded from the Assets and as if Purchaser was directly a party thereto (including, without limitation, promptly remitting or causing to be remitted to Purchaser all payments, and forwarding or causing to be forwarded to Purchaser all deliverables, correspondence, goods, invoices, claims, information, requests or any other materials received by Sellers from any other parties to each such Assigned Contract), and Purchaser shall perform the obligations under such Assigned Contract on behalf of Sellers to the extent that such obligations would have existed if such Assigned Contract had been assigned to Purchaser.  Purchaser shall be responsible for any obligations of Sellers arising out of the termination of such Assigned Contract in the event that any other party thereto who has the right to consent to the assignment thereof does not grant such consent.  In addition, following the Closing, neither Seller shall enter into, or negotiate to enter into, any amendment, extension, termination, modification, cancellation, assignment, transfer or renewal of any such Assigned Contract, or grant any waiver thereunder, or compromise or settle any amount receivable or payable arising thereunder, without the prior written consent or at the written instruction of Purchaser.  In addition, each Seller shall cooperate with Purchaser to take such actions as may be reasonably requested by Purchaser to enforce each such Assigned Contract for the benefit of Purchaser, including, without limitation, enforcement of rights arising out of breach or cancellation of any such Assigned Contract and shall take such other actions in respect of any such Assigned Contract as Purchaser may reasonably request, in any such case at Purchaser’s expense.  If after the Closing Date such Contract Consent is obtained, Purchaser shall assume such Assigned Contract as of the date of such Contract Consent.  Nothing in this Agreement shall be construed as an attempt to assign any agreement or other instrument that is by its terms nonassignable without the consent of the other party thereto.

2.9

Transfer Taxes

  All sales and use taxes, documentary, state, county and local transfer taxes and recording taxes arising as a result of the Acquisition shall be borne equally by Sellers and the Purchaser, except that Purchaser shall also pay the lesser of (i) one half of Sellers’ New Jersey corporate tax of 1.33% on Sellers’ gain (allocable to the State of New Jersey) from the sale of the Assets to Purchaser, less the amount of any deduction or other tax savings available to the Stockholders as a result of Sellers’ payment of such tax (including any tax savings realized by the Stockholders arising from any reduction in the amount of Sellers’ income attributable to them resulting from Sellers’ payment of such tax), and (ii) Thirty Five Thousand Dollars (US$35,000).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS AND THE STOCKHOLDERS

As an inducement to Purchaser to enter into this Agreement and to consummate the Acquisition, Sellers and the Stockholders, jointly and severally, represent and warrant to Purchaser that each of the following representations and warranties is true and correct as of the date hereof and will be true as of the Closing Date as if each such representation and warranty was remade on the Closing Date except that any such representation or warranty made as of a specified date (other than the date of this Agreement) shall have been true and correct on and as of such date:

3.1 Organization and Qualification

 IPI is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey and has all requisite power and authority, corporate or otherwise, to own, lease and operate its properties and to carry on the Business as it is now being conducted.  Cambitoys is a limited liability company duly organized, validly existing and in good standing under the laws of the State of New Jersey and has all requisite power and authority, corporate or otherwise, to own, lease and operate its properties and to carry on the Business as it is now being conducted.  Each Seller is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of the Business makes such qualification or licensing necessary, except for those failures to qualify which would not, individually or in the aggregate, have a Material Adverse Effect.

3.1 1  Capitalization

.  The authorized capital stock of IPI consists of 7,500 shares of common stock, no par value per share (“IPI Common Stock”).  As of the date hereof, 375 shares of IPI Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and are owned beneficially and of record by the Stockholders as set forth on Schedule 3.1.1, other than 75 shares of IPI Common Stock held as treasury shares.  All of the membership interests of Cambitoys are validly issued, fully paid and nonassessable and are owned beneficially and of record by IPI.  There are no other equity securities of IPI or Cambitoys issued or outstanding.  Except as set forth on Schedule 3.1.1, there are no preemptive rights, options, warrants, stock appreciation rights (or other securities that have their value tied to any other securities of either Seller), or other rights, agreements, arrangements or commitments of any character to which either Seller is a party or by which either Seller is bound relating to the issued or unissued capital stock of IPI or the membership interests in Cambitoys or obligating IPI to issue or sell any shares of capital stock of, or other equity interests in, IPI or obligating Cambitoys to issue or sell any membership interests in, or other equity securities of, Cambitoys. Except as set forth on Schedule 3.1.1, there are no outstanding contractual obligations of IPI to repurchase, redeem or otherwise acquire any shares of IPI Common Stock and there are no outstanding contractual obligations of Sellers to repurchase, redeem or otherwise acquire any membership interests in Cambitoys.  There are no outstanding contractual obligations of either Seller to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any entity or Person.

3.1 2  Subsidiaries

.  Cambitoys is a wholly owned Subsidiary of IPI.  Other than Cambitoys, IPI does not own any Subsidiaries.  Cambitoys does not own any Subsidiaries.

3.1 3  Certificate of Incorporation and By-laws

.  The copies of IPI’s Restated Certificate of Incorporation and by-laws, and Cambitoys’ Certificate of Formation and Operating Agreement previously provided to Purchaser by Sellers are true, complete and correct copies thereof.  Such Restated Certificate of Incorporation, by-laws, Certificate of Formation and Operating Agreement are in full force and effect. Ipi is not in violation of any of the provisions of its Restated Certificate of Incorporation or by-laws and Cambitoys is not in violation of any of the provisions of its Certificate of Formation or Operating Agreement.

3.2  Authority Relative to this Agreement

 Each Seller has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and to consummate the Acquisition.  The execution and delivery of this Agreement and the other Transaction Documents by each Seller and the consummation by each Seller of the Acquisition have been duly and validly authorized by all necessary corporate or limited liability company action, and no other proceedings on the part of either Seller are necessary to authorize this Agreement or to consummate the Acquisition.  This Agreement and the other Transaction Documents have been or will be duly executed and delivered by each Seller and, assuming the due authorization, execution and delivery by the other Parties hereto, each such agreement constitutes a legal, valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, reorganization or other similar law affecting the enforceability of creditors’ rights generally and to the effect of general principles of equity which may limit the availability of remedies (whether in a proceeding at Law or in equity) (the “Bankruptcy Exception”).

3.3 No Conflict

Except as set forth on Schedule 3.3, the execution and delivery of this Agreement by Sellers do not, and the performance by Sellers of their obligations hereunder and the consummation of the Acquisition will not: (i) violate any provision of the Restated Certificate of Incorporation or by-laws of IPI or any resolutions adopted by the board of directors or stockholders of IPI; (ii) violate any provision of the Certificate of Formation or Operating Agreement of Cambitoys or any resolution adopted by the members or managers of Cambitoys (iii) assuming that all filings and notifications described in Section 3.4 have been made, conflict with or violate any Law or Order applicable to either Seller or by which any of the Purchased Assets or either Seller is bound or affected; or (iii) result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Purchased Assets or Sellers pursuant to, any note, bond, mortgage, indenture, Contract, agreement, lease, license, permit, franchise or other instrument or obligation.

3.4 Required Filings and Consents

The execution and delivery of this Agreement by Sellers do not, and the performance by Sellers of their obligations hereunder and the consummation of the Acquisition will not, require any consent, approval, authorization or permit of, or filing by either Seller with or notification by either Seller to, any Governmental Authority or any other Person, except for the consents, approvals, authorizations, declarations or rulings set forth on Schedule 3.4.

3.5 Financial Statements

 Sellers have previously furnished to Purchaser true and complete copies of: (i) Sellers’ consolidated audited financial statements at and for the fiscal year(s) ended December 31, 2003 and 2002 prepared by Berenson LLP (the “Annual Financial Statements”); (ii) Sellers’ unaudited consolidated financial statements at and for the eleven months ended November 30, 2004 (the “Interim Financial Statements”); and (iii) all management letters, audit letters and attorney audit response letters issued in connection with the Annual Financial Statements.  The Annual Financial Statements have been prepared in accordance with GAAP, consistently applied.  Each of the Annual Financial Statements and the Interim Financial Statements presents fairly the financial position of Sellers as of the applicable date and Sellers’ earnings and cash flow for the periods then ended.  Each balance sheet contained in the Annual Financial Statements and Interim Financial Statements fully sets forth all Assets and Liabilities of Sellers existing as of the applicable date which, under GAAP, should be set forth therein, and each statement of earnings contained therein sets forth the items of income and expense of Sellers which should appear therein under GAAP.  The Annual Statement and Interim Financial Statements have been prepared in a manner consistent with Sellers’ past practices and present fairly the financial position of Sellers as of the applicable date and results of operations for the period then ended, all in accordance with GAAP, subject (in the case of the Interim Financial Statements) to the absence of footnotes.

3.6 Absence of Undisclosed Liabilities

 Except as and to the extent reflected in the unaudited balance sheet of Sellers at November 30, 2004 included in the Interim Financial Statements (the “Latest Balance Sheet”), Sellers did not have, as of November 30, 2004 (the “Latest Balance Sheet Date”), any Liabilities which would have been required pursuant to GAAP to be included on the Latest Balance Sheet (other than obligations for continued performance under Contracts and other commitments and arrangements entered into in the ordinary course of the Business); and except as described on Schedule 3.6, Sellers have not incurred any such Liabilities since the Latest Balance Sheet Date, except: (i) current Liabilities for trade or business obligations incurred in connection with the purchase of goods or services in the ordinary course of the Business and consistent with past practice; and (ii) obligations for continued performance under Contracts and other commitments and arrangements entered into in the ordinary course of the Business.  Schedule 3.6 contains a true and correct list of all Sellers Debt as of December 31, 2004.

3.7 Accounts Receivable

.  Except to the extent of the amount of the reserve for doubtful accounts reflected in the Latest Balance Sheet or as set forth on Schedule 3.7, all Accounts Receivable of Sellers reflected therein and all Accounts Receivable that have arisen since the Latest Balance Sheet Date (except Accounts Receivable that have been collected since such date) are valid and enforceable claims, and constitute bona fide Accounts Receivable resulting from the sale of goods and services in the ordinary course of the Business.  To the Knowledge of Sellers, the Accounts Receivable are subject to no valid defense, offsets, returns, allowances or credits of any kind, except returns and credits which are in the ordinary course of the Business and are fully collectible substantially in accordance with their terms, except to the extent of the amount of the reserve for doubtful accounts reflected in the Latest Balance Sheet, as such reserve may be adjusted by the audit conducted in connection with the December 31, 2004 Financial Statements.  Except for the Accounts Receivable, Sellers have not made any loan or advance to any Person.

3.8 Inventory

  Except as set forth on Schedule 3.8, Sellers have good and marketable title to the Inventory free and clear of all Liens.  The Inventory does not include items that are obsolete, damaged or slow moving, except to the extent of the amount of the Inventory reserve reflected in the Latest Balance Sheet.  The Inventory is in good and merchantable condition, is suitable and usable for the purposes for which it is intended and is in a condition such that it is salable in the ordinary course of the Business consistent with past practice, except to the extent of the amount of the Inventory reserve reflected in the Latest Balance Sheet.  The Inventory is valued on the books and records of Sellers at the lower of cost or net realizable value.

3.9 Absence of Certain Changes or Events

Since the Latest Balance Sheet Date, except as contemplated by this Agreement or disclosed on Schedule 3.9, Sellers have conducted the Business in the ordinary course consistent with past practice and there has not been:

(a)Any change in the Business, or any event, occurrence or circumstance that could reasonably be expected to cause a Material Adverse Effect;

(b)Any event that could reasonably be expected to prevent or delay the performance of Sellers’ obligations pursuant to this Agreement and the consummation of the Acquisition;

(c)Any change by Sellers in their accounting methods, principles or practices;

(d)Any declaration, setting aside or payment of any dividend or distribution (other than cash) in respect of the shares of IPI’s Common Stock, Cambitoys’ membership interests or any redemption, purchase or other acquisition of any of Seller’s securities;

(e)Except for changes in the ordinary course of the Business consistent with past practice, any increase or material modification in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including the granting of stock options, stock appreciation rights, performance awards or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any employees, officers, consultants or directors of Sellers (other than bonuses to the Stockholders which, together with all other compensation and benefits (not including dividends and distributions) payable to the Stockholders, have not exceeded aggregate bi-weekly payments of US$25,895.51);

(f)Any issuance or sale of any stock, notes, bonds, membership interests or other securities or any option, warrant or other right to acquire the same;

(g)Any amendment to IPI’s Restated Certificate of Incorporation or by-laws or Cambitoys’ Certificate of Formation or Operating Agreement;

(h)Any damage, destruction or other casualty loss (whether or not covered by insurance), condemnation or other taking affecting the Purchased Assets;

(i)Any incurrence of any Liability (absolute or contingent), except for current Liabilities incurred in the ordinary course of the Business consistent with past practice;

(j)Any transaction with respect to the purchase, acquisition, lease, sale, disposition or transfer of any Purchased Assets or to any capital expenditure (in each case, other than in the ordinary course of the Business in accordance with past practice) or creation of any Lien on any of the Purchased Assets;

(k)Any purchases of Inventory or any material change in the nature, level and condition of the Inventory, other than in the ordinary course of the Business consistent with past practice;

(l)Any write-downs or write-ups (or failures to write down or write up in accordance with GAAP) of the value of any Inventory other than in the ordinary course of the Business consistent with past practice and in accordance with GAAP;

(m)Any failure to maintain the Purchased Assets in accordance with good business practice and in good operating condition and repair;

(n)Any material modification, termination, waiver, amendment or other alteration or change in the terms or provisions of any Contract or Permit;

(o)Any transfer or grant to any Person of any of Sellers’ rights to any Intellectual Property;

(p)Any significant personnel changes or employee turnover;

(q)Any adverse change in Sellers’ relations with its customers, clients and suppliers that could reasonably be expected to cause a Material Adverse Effect;

(r)Any material change in Sellers’ marketing efforts with respect to the Business;

(s)Any discharge or satisfaction of any Lien, or payment of any material Liabilities, other than in the ordinary course of the Business consistent with past practice, or failure to pay or discharge when due any Liabilities, the failure to pay or discharge of which has caused or will cause any actual damage or risk of loss to Sellers; or

(t)Any Contract by Sellers to do any of the foregoing.

3.10 Properties; Title.

(a)Sellers do not own any real property.  The leasehold estates described on Schedule 3.10(a) are all of the leasehold estates under which either Seller is a lessee (or sublessee) of any real property or interest therein (collectively, the “Real Property Leases”).  No proceeding is pending or, to Sellers’ Knowledge, threatened for the taking or condemnation of all or any portion of the property demised under the Real Property Leases.  Sellers own good and marketable title to the leasehold estates and to the Real Property Leases, free and clear of any Liens, except for:  (i) real property Taxes, if any, affecting properties of which the premises demised under the Real Property Leases form a part, not yet due and payable and (ii) the matters and exceptions set forth on Schedule 3.10(a).  There is no brokerage commission or finder’s fee due from either Seller and unpaid with regard to any of the Real Property Leases, or which will become due at any time in the future with regard to any Real Property Lease.

(b)Except as set forth on Schedule 3.10(b), to Sellers’ Knowledge, the premises demised under the Real Property Leases and any other properties and assets owned, leased or used by Sellers in the operation of or the premises demised under the Real Property Leases, including the building systems such as heating, plumbing, ventilation, air conditioning and electric, are adequate and sufficient for the current operations of the Business, and such properties now being used by Sellers in the Business are in good working order, repair and operating condition and have been maintained in accordance with generally accepted industry practices, and Sellers’ have neither given nor received written notice that the walls, ceilings and other structural elements of any improvements erected on any part of the properties demised under the Real Property Leases thereon have any structural defects other than minimal structural defects which do not affect the value or use of such properties.

(c)Sellers have good and marketable title to all Tangible Personal Property, a true, correct and complete description of which is set forth on Schedule 3.10(c).   Except as set forth on Schedule 3.10(c), all Tangible Personal Property is free and clear of all Liens including any claim that the acquisition of such property by Sellers constituted a fraudulent conveyance.  The Tangible Personal Property is adequate and sufficient for the current operations of the Business, and such properties now being used by Sellers in the Business, whether leased or owned, is in good working order and have been maintained in accordance with generally accepted industry practices.  The Tangible Personal Property is all of the material tangible personal property owned or leased by Sellers and used in the Business.

(d)Sellers have neither given nor received written notice that Sellers do not have the right of ingress and egress, through a public road or street, to and from each of the parcels comprising each of the premises demised under the Real Property Leases.

3.11 Intellectual Property.

(a)The term “Intellectual Property” means, collectively, all worldwide:

(i)inventions, designs, algorithms and other industrial property, and all enhancements and improvements thereto, whether patentable or unpatentable and whether or not reduced to practice, and all patent rights in connection therewith (including all U.S. and foreign patents, patent applications, patent disclosures, mask works, and all divisions, continuations, continuations-in-part, reissues, re-examinations and extensions thereof), whether or not any of the foregoing are registered, filed or issued;

(ii)trademarks, trade names and service marks, trade dress, logos, Internet domain names, and other commercial product or service designations, together with all translations, adaptations, derivations and combinations thereof, and all goodwill and similar value associated with any of the foregoing, and all applications, registrations, and renewals in connection therewith;

(iii)copyrights (whether or not registered), Moral Rights, and all registrations and applications for registration thereof, as well as rights to renew such copyrights;

(iv)trade secrets (as such are determined under applicable law), know-how and other confidential business information, including technical information, marketing plans, research, designs, plans, methods, techniques, and processes, any and all technology, supplier lists, computer software programs or applications, in both source and object code form, technical documentation of such software programs, statistical models, customer lists, e-mail lists, inventions, sui generis database rights, databases, and data, whether in tangible or intangible form and whether or not stored, compiled or memorialized physically, electronically, graphically, photographically or in writing;

(v)any and all other rights to existing and future registrations and applications for any of the foregoing and all other proprietary rights in, or relating to, any of the foregoing, including remedies against and rights to sue for past infringements, and rights to damages and profits due or accrued in or relating to any of the foregoing; and

(vi)any and all other tangible or intangible proprietary property, information and materials that are or have been used (including in the development of) the Business and/or in any product, technology or process (i) currently being or formerly manufactured, published, marketed or used by Sellers, or (ii) previously or currently under development for possible future manufacturing, publication, marketing or other use by Sellers.

(b)Schedule 3.11(b) contains a true and complete list of all patents, patent applications, trademarks, trademark applications, trade names, registered copyrights and material inventions included as part of the Intellectual Property used, useful or related to the Business, and includes details of all due dates for further filings or other actions falling due in respect of the Intellectual Property within twelve (12) months following the Closing Date, and the current status of the corresponding registrations, filings, applications and payments.  All of the issued patents, registrations and applications arising from or relating to the Intellectual Property are and remain valid and subsisting, in good standing, with all fees, payments and filings due as of the Closing Date duly made, and the due dates specified on Schedule 3.11(b) are accurate and complete in all material respects.  All of the issued patents, registrations and applications are, to Sellers’ Knowledge, enforceable, and Sellers have delivered correct and complete copies of the same, and that Sellers have made available for review correct and complete copies of all other material written documentation evidencing ownership and prosecution (if applicable) of each of the foregoing.

(c)The Intellectual Property consists solely of items and rights which are: (i) owned by Sellers; (ii) in the public domain; or (iii) rightfully used by Sellers pursuant to a valid license, sublicense, consent or other similar written agreement (the “Licensed Intellectual Property”).  The parties and date of each such agreement, other than shrink-wrap or click-wrap agreements for mass market off-the-shelf software programs, are set forth on Schedule 3.11(c). Except as set forth in the agreements listed on Schedule 3.11(c), Sellers have all rights in the Intellectual Property necessary and sufficient to carry out Sellers’ current and proposed activities (and had all rights necessary to carry out its former activities at the time such activities were being conducted), including and to the extent required to carry out such activities, rights to make, use, reproduce, modify, adapt, create derivative works based on, translate, distribute (directly and indirectly), transmit, display and perform publicly, license, rent and lease and, as applicable, subject to any consents lists on Schedule 3.4, assign and sell, the Intellectual Property.  Sellers have delivered correct and complete copies of all material license agreements to Purchaser.

(d)Neither Seller has infringed upon or misappropriated any Intellectual Property Rights or personal right of any Person anywhere in the world. No Claims or written notice (i) challenging the validity, enforceability, effectiveness or ownership by Sellers of any of the Intellectual Property, or (ii) to the effect that the use, distribution, licensing, sublicensing, sale or any other exercise of rights in any product, service, work, technology or process as now used or offered or proposed for use, licensing, sublicensing, sale or other manner of commercial exploitation by Sellers infringes or will infringe on any Intellectual Property Rights or personal right of any Person have been asserted or, to Sellers’ Knowledge, are threatened by any Person, nor are there, to Sellers’ Knowledge, any valid grounds for any bona fide Claim of any such kind.  To Sellers’ Knowledge, there is and has been no unauthorized use, disclosure, infringement or misappropriation of any of Sellers’ Intellectual Property by any third party, employee or former employee.

(e)Sellers are not, nor as a result of the execution or delivery of this Agreement, or performance of Sellers’ obligations hereunder, will Sellers be, in violation of any license, sublicense, agreement or instrument relating to the Intellectual Property to which either Seller is a party or otherwise bound, nor will execution or delivery of this Agreement, or performance of Sellers’ obligations hereunder, cause the diminution, termination or forfeiture of any Intellectual Property or any rights therein or thereto.

(f)Schedule 3.11(f) contains a true and complete list of all of Sellers’ computer software programs, products and services included in the Intellectual Property, other than mass-market off-the-shelf software (the “Software Programs”).  Except with respect to third party software or technology licensed by Sellers (to which Sellers hold appropriate and valid licenses providing Sellers with the rights necessary to conduct the Business as presently conducted), Sellers own full and unencumbered right and good, valid and marketable title to such Software Programs free and clear of all Liens.

(g)Except as set forth on Schedule 3.11(g), the Intellectual Property is free and clear of any and all Liens.

(h)Except as set forth on Schedule 3.11(h), Sellers do not owe any royalties or other payments to third parties in respect of the Intellectual Property.  Except as set forth on Schedule 3.11(h), all royalties or other payments set forth on Schedule 3.11(h) that have accrued prior to the Closing have been paid.  Sellers will not owe any such payments or any additional payments as a result of the consummation of the Acquisition.

(i)Sellers have used their commercially reasonable efforts to regularly scan the Software Programs and the other items of Intellectual Property with “best-in-class” virus detection software.  To Sellers’ Knowledge, the Software Programs and other Intellectual Property contain no “viruses.”  For the purposes of this Agreement, “virus” means any computer code intentionally designed to disrupt, disable or harm in any manner the operation of any software or hardware.  To Sellers’ Knowledge, none of the foregoing contains any worm, bomb, trojan horse, backdoor, clock, timer, or other disabling device code, or any other design or routine which causes any system, software, data or information to be erased or become inoperable or otherwise incapable of being used, either automatically or upon command by any party.

(j)Sellers have implemented all reasonable steps consistent with “best” practices in the information systems industries in the physical and electronic protection of their information and electronically stored assets from unauthorized disclosure, use or modification.  Schedule 3.11(j) sets forth: (i) each breach of security of which Sellers are aware; (ii) its known or anticipated consequences; and (iii) the steps Sellers have taken to remedy such breach.

(k)Sellers have taken, and will continue to take, all reasonable measures to protect the secrecy, confidentiality, and value of all trade secrets and Intellectual Property Rights included in the Intellectual Property transferred pursuant to this Agreement.  Sellers (or to Sellers’ Knowledge, any other party) have not taken any action nor, to Sellers’ Knowledge, failed to take any action that directly or indirectly caused any material  Intellectual Property to enter the public domain or in any way adversely affect its value to Purchaser, or its absolute ownership thereof.

3.12 Contracts.

(a)Schedule 3.12(a) sets forth a list of all Material Contracts to which either Seller is a party or by which Sellers, the Business or any of the Purchased Assets is bound as of the date hereof.   As used herein, “Material Contracts” shall mean any of the following:

(i)any Contract relating to the distribution or purchase of children’s toys and related products (or similar agreement with brokers) or agreement with non-standard payment terms, in each case, which ranks in Sellers’ twenty largest customer or supplier relationships, as measured by dollar value, for each of these categories of agreements;

(ii)any continuing contract for management or consulting services, services of independent contractors, the purchase of materials, supplies, equipment or services involving in the case of any such contract more than US$10,000 over the life of the Contract;

(iii)any Contract that expires more than one year after the date of this Agreement and any Contract that may be renewed at the option of any Person other than Sellers so as to expire more than one year after the date of this Agreement;

(iv)any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(v)any Contract for capital expenditures in excess of US$10,000 in the aggregate;

(vi)any confidentiality, secrecy or non-disclosure Contract or any Contract that may be terminable as a result of Sellers’ status as a competitor of any party to such Contract, including any Contracts listed on Schedule 3.11(c);

(vii)any Contract pursuant to which Sellers are a lessee of any Tangible Personal Property, pursuant to which payments in excess of US$10,000 have been made or remain outstanding;

(viii)any Contract with an Affiliate, any Stockholder or an Affiliate of any Stockholder;

(ix)any Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the Liabilities of any other Person other than customary customer Contracts made in the ordinary course of the Business;

(x)any employment Contract, arrangement or policy (including any collective bargaining Contract or union Contract) which may not be immediately terminated without financial notifications or penalty (or any augmentation or acceleration of benefits);

(xi)any Contract providing for a joint venture or partnership with any other Person;

(xii)any oral Contract or Contract that is not in writing and involves more than US$10,000 in consideration, in any form and to any Person, over the life of the Contract, true and correct summaries of which have been provided to Purchaser; or

(xiii)any other Contract which involves more than US$10,000 in consideration, in any form and to any Person, over the life of the Contract and is not described in any of the categories specified in this Section 3.12(a), or the obligations under which, or termination thereof, would have a Material Adverse Effect.

(b)Sellers have performed all of the obligations required to be performed by them and are entitled to all benefits under, and are not actually or, to Sellers’ Knowledge, alleged to be in default in respect of any Material Contract, except for those failures to perform which would not, individually or in the aggregate, give any other Person a basis to claim financial or monetary damages from Sellers.  Each of the Material Contracts is valid and binding and in full force and effect, and except as disclosed on Schedule 3.12(b), there exists no default or event of default or event, occurrence, condition or act, with respect to Sellers, or to Sellers’ Knowledge, with respect to the other contracting party, which, with the giving of notice, the lapse of the time or the occurrence of any other event or conditions, would become a default or event of default under any Material Contract.  Sellers have not received written or oral notice of cancellation, modification or termination of any Material Contract.  To Sellers’ Knowledge, none of the parties to any Material Contract intends to terminate or alter the provisions thereof by reason of the Acquisition or otherwise; provided however, that no inquiry has been made by Sellers or the Stockholders in connection with the Acquisition on or before the date hereof as a result of the confidential nature of the Acquisition, except with respect to those Suppliers listed on Schedule 3.12(b).  Since the Latest Balance Sheet Date, except as set forth on Schedule 3.12(b), Sellers have not waived any right under any Material Contract, amended or extended any Material Contract or failed to renew (or received notice of termination or failure to renew with respect to) any Material Contract.  True, correct and complete copies of all written Material Contracts have been delivered to Purchaser.

(c)Schedule 3.12(a) denotes all of Sellers’ Material Contracts that will be Assigned Contracts, except those Sellers’ Material Contracts denoted with a double asterisk which will be Excluded Contracts.

3.13 Permits

 Sellers have obtained all Permits and all Environmental Permits of, and has made all required registrations and filings with, any Governmental Authorities that are required for the conduct of the Business as it is now being conducted and as proposed to be conducted by Purchaser.  All Permits and Environmental Permits that are required for the conduct of the Business are listed on Schedule 3.13 and are in full force and effect.  None of the Permits or Environmental Permits has been suspended or cancelled nor is any such suspension or cancellation pending or, to Sellers’ Knowledge, threatened.  None of the Permits or Environmental Permits will terminate by reason of the Acquisition, provided, that, to Sellers’ Knowledge, such Permits and Environmental Permits are not transferable and are not being transferred in connection with the Acquisition.  Sellers are not in conflict in with or in default or violation of, any Permits or Environmental Permits.  Schedule 3.13 sets forth all actions, proceedings, investigations or surveys pending or, to Sellers’ Knowledge, threatened against either Seller that could reasonably be expected to result in the suspension or cancellation of any Permit or Environmental Permit.

3.14 Compliance with Laws

 Except as set forth on Schedule 3.14, Sellers are not in conflict in any respect with or in default or violation of any: (a) order, judgment, preliminary or permanent injunction, temporary restraining order, award, citation, decree, consent decree or writ (collectively, “Orders”) of any Governmental Authority; or (b) Laws of any Governmental Authority, affecting or relating to the Purchased Assets or the Business.  Except as set forth on Schedule 3.14, Sellers have not received from any Governmental Authority any written notification with respect to possible conflicts, defaults or violations of Laws.

3.15 Claims and Proceedings

 Except as set forth on Schedule 3.15, there is no outstanding Order of any Governmental Authority against or involving Sellers, the Purchased Assets or the Business.  Except as set forth on Schedule 3.15, there is no action, suit, claim or counterclaim or legal, administrative or arbitral proceeding or investigation (collectively, “Claim”) (whether or not the defense thereof or Liabilities in respect thereof are covered by insurance), pending or, to Sellers’ Knowledge, threatened against or involving Sellers, the Purchased Assets or the Business.  Schedule 3.15 also indicates those Claims the defense thereof or Liabilities in respect thereof are covered by insurance subject to deductibles.  There exists on the date hereof, and there will exist as of the Closing, no fact, event or circumstance that, to Sellers’ Knowledge, could give rise to any Claim that, if pending or threatened on the date hereof or on the Closing Date, could reasonably be expected to have a Material Adverse Effect.  All notices required to have been given to any insurance company listed as insuring against any Claim set forth on Schedule 3.15 have been timely and duly given and, except as set forth on Schedule 3.15, no insurance company has asserted that such Claim is not covered by the applicable policy relating to such Claim.  There are no Claims pending or, to Sellers’ Knowledge, threatened that would give rise to any right of indemnification on the part of any director, officer or member of either Seller or the heirs, executors or administrators of such director, officer or member, against Sellers.

3.16 Books and Records

 All books of account and other financial books and records of Sellers directly relating to the Business (the “Books and Records”) are true, correct and complete in all material respects and have been made available to Purchaser to the extent Purchaser has requested access thereto.  All of the Books and Records have been prepared and maintained in accordance with good business practices and, where applicable, in conformity with GAAP and in compliance with all Laws.  To Sellers’ Knowledge, except as set forth on Schedule 3.16, there are no material inaccuracies or discrepancies contained or reflected in the Books and Records.

3.17 Business Activity Restriction

  Except as set forth on Schedule 3.17: (i) there is no non-competition or other similar Contract, commitment or Order to which either Seller or any of its Affiliates is a party or subject to that has or could reasonably be expected to have the effect of prohibiting or impairing the conduct of the Business by Sellers; (ii) neither Seller has entered into any Contract under which either Seller is restricted from selling, licensing or otherwise distributing any of its products to customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market or line of business; and (iii) no Affiliate of either Seller is a party to any Contract, which, by virtue of such Person’s relationship with either Seller, restricts either Seller from, directly or indirectly, engaging in the Business in any respect whatsoever.

3.18 Employees; Labor Disputes.

(a)Schedule 3.18(a) contains a true and correct list of all directors, full-time employees (listed by job classification), and consultants of Sellers as of the date set forth herein and a description of the rate and nature of all compensation payable by Sellers to each such Person.  Schedule 3.18(a) also contains a description of all existing severance, accrued vacation obligations or retiree benefits of any current or former director, officer, employee or consultant (to the extent not included on Schedule 3.19(a)) of Sellers.  Except as set forth on Schedule 3.18(a), the employment or consulting arrangement of all such Persons is terminable at will.

(b)Except as set forth on Schedule 3.18(b): (i) neither Seller is a party to any collective bargaining or other Contract with any labor organization or other representative of its employees and none of Sellers’ employees is represented by a labor union or organization; (ii) there is no unfair labor practice charge or complaint pending or, to Sellers’ Knowledge, threatened against Sellers; (iii) Sellers have not experienced, nor been threatened with, any labor strike, slowdown, work stoppage or similar labor controversy within the past three (3) years; (iv) no representation question has been raised or to Sellers’ Knowledge, threatened, respecting Sellers’ employees working within the past three (3) years, nor are there any campaigns being conducted or to Sellers’ Knowledge, threatened, to solicit authorization from Sellers’ employees to be represented by any labor organization; (v) no Claim before any Governmental Authority brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of Sellers’ employees, is pending or, to Sellers’ Knowledge, threatened against Sellers; (vi) Sellers are not party to, or otherwise bound by, any Order relating to its employees or employment practices; and (vii) Sellers have timely paid in full to all of its employees all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees.

(c)Sellers have not made any written or oral Contract with or promise to any employee, officer or consultant regarding continued employment by Purchaser after the Closing Date.

(d)Sellers have at all times complied in all material respects with all applicable Laws respecting employment, wages, hours, compensation, occupational health and safety.  There are no Claims, complaints or legal or administrative proceedings pending or, to the Knowledge of Sellers, threatened against any of Sellers before any federal, state or municipal court or governmental agency, or any federal, state or municipal taxing authority involving or relating to any past or present employee(s) or applicant(s) for employment of any of Sellers, or relating to any acts, omissions or practices of any of Sellers relating to discrimination, harassment, wage payment, overtime and hours of work, workplace safety or any other employment-related issues. There are no pending investigations or abatement orders and no citations issued within the past three (3) years by the Occupational Safety and Health Administration or any state or local health and safety agency relating to any of Sellers.

3.19 Employee Benefits.

(a)Schedule 3.19(a) provides a list of: (i) Pension Plans, identifying among them plans that are intended to qualify under Section 401(a) of the Code and individual account plans as defined in Section 3(34) of ERISA; (ii) Welfare Plans, identifying among them plans that provide benefits after a participant’s retirement or other termination of employment other than benefits in the form of continuation coverage under a group health plan as required by Section 4980B of the Code or Sections 601 through 608 of ERISA; and (iii) Benefit Plans not listed pursuant to (i) through (iii) above.  Neither Seller has maintained or participated in any Benefit Plans subject to Title IV of ERISA, Multiple Employer Plans, Multiemployer Plans or VEBAs.

(b)Except as disclosed on Schedule 3.19(b), Sellers have provided to Purchaser correct and complete copies of the following documents or other information relating to each Benefit Plan the asset or Liability of which, pursuant to the express provisions of this Agreement, will become an asset or Liability of an employee benefit plan, program or arrangement of Purchaser or an affiliate thereof:

(i)With respect to each Benefit Plan: (A) all documents that set forth the terms of the Benefit Plan, including the plan documents, summary plan descriptions, employee handbooks and all amendments thereto; (B) all agreements relating to the funding of the Benefit Plan, including trust agreements and insurance policies; (C) all agreements for consulting, administrative or investment advisory, management or custodial services; (D) written descriptions of all non-written agreements relating to such Benefit Plan; (E) all notices within the three (3) years preceding the date of this Agreement received from any Governmental Authority; and (F) all filings with a Governmental Authority or entity within the three (3) years preceding the date of this Agreement, including registration statements;

(ii)With respect to each Pension Plan, in addition to the documents required for a Benefit Plan as set forth above: (A) IRS Forms 5500, including all schedules attached thereto, for the last three plan years for which the filing of such Forms have become due before the date of this Agreement; and (B) if the Pension Plan is or is intended to qualify under Section 401(a) of the Code, the most recently issued IRS determination letter and the last application submitted to the IRS to request for a determination letter; and

(iii)With respect to each Welfare Plan, in addition to the documents required for a Benefit Plan as set forth above, IRS Forms 5500, including all schedules attached thereto, for the last three plan years for which the filing of such Forms have become due before the date of this Agreement.

(c)Except as disclosed on Schedule 3.19(c):

(i)Each Benefit Plan which will be adopted or assumed by Purchaser pursuant to this Agreement has been administered in accordance with the terms of the governing plan documents and has been maintained, in form and in operation, in accordance with applicable Laws and guidance by Governmental Authorities;

(ii)(A)  Each Benefit Plan which is being assumed by the Purchaser pursuant to this Agreement which is intended to qualify under Section 401(a) of the Code is so qualified and each trust for such Benefit Plan is tax-exempt under Section 501(a) of the Code, and no event has occurred or circumstance exists that will or could give rise to the disqualification of the Benefit Plan or loss of tax-exempt status of the trust; and (B) the International Playthings, Inc. 401(k) Plan and the International Playthings, Inc. Defined Benefit Pension Plan qualify under Section 401(a) of the Code the trusts for each such plan is tax-exempt under Section 501(a) of the Code, and no event has occurred or circumstance exists that will or could give rise to the disqualification of either plan or loss of tax-exempt status of either trust related to such plans;

(iii)Sellers and the ERISA Affiliates have not incurred, nor has any event occurred which reasonably can be anticipated to result in Sellers and the ERISA Affiliates incurring, any Liability under or in connection with a Benefit Plan that could become, on or after the Closing, a Liability of Purchaser or any affiliate thereof, except as expressly assumed by Purchaser under Section 2.3, if any;

(iv)No Benefit Plan contains any provision which would prohibit the Acquisition; and

(v)With respect to Welfare Plans:

(A)Each Welfare Plan that is a group health plan as defined in Section 5000(b)(1) of the Code has been operated in compliance with the group health plan continuation coverage requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA, Title XXII of the Public Health Service Act and the provisions of the Social Security Act, to the extent such requirements are applicable; and

(B)Each Welfare Plan subject to Section 1862(b)(1) of the Social Security Act which will be adopted or assumed by Purchaser pursuant to this Agreement has been operated in compliance with the secondary payor requirements of that Section.

(d)Except as disclosed on Schedule 3.19(d), with respect to each Benefit Plan the asset or Liability of which, pursuant to the express provisions of this Agreement, will become an asset or Liability of an employee benefit plan, program or arrangement of Purchaser or an affiliate thereof:

(i)No asset of such Benefit Plan or its trust is or will become subject to any encumbrance or claim (other than a routine claim for benefits) arising out of any Liability of Seller or an ERISA Affiliate;

(ii)Assets and Liabilities of each funded Benefit Plan with respect to which IRS Forms 5500 are required to be filed are fully and accurately reflected in the most recently filed IRS Form 5500 provided to Purchaser as described above; and no assets or Liabilities of the Benefit Plan have been received from or transferred to any other Benefit Plan and no material changes have occurred in the financial condition of the Benefit Plan since the end of the plan year covered by the most recently filed IRS Form 5500;

(iii)No creditor of Sellers or any ERISA Affiliate has made any Claim against the assets of any Benefit Plan (other than routine claims for benefits asserted by plan participants) and no such Claim could validly be asserted at law or equity;

(iv)No transaction or arrangement has occurred with respect to a Benefit Plan that is prohibited under Section 406 of ERISA or is a “prohibited transaction” under Section 4975 of the Code, except transactions and arrangements exempt under ERISA, the Code, regulations thereunder and administrative exemptions;

(v)No such Benefit Plan contains any provision which would give rise to any severance, termination or other payments or Liabilities (including any acceleration in benefits vesting or distribution) as a result of the Acquisition;

(vi)No payment by Purchaser that is owed or may become due under or in connection with any such Benefit Plan will be non-deductible to Purchaser under Section 280G of the Code or will subject to tax under Section 4999 of the Code; nor will Purchaser be required to “gross up” or otherwise compensate any Person under or in connection with any such Benefit Plan because of the imposition of any excise tax under Section 4999 of the Code; and

(vii)Sellers and the ERISA Affiliates do not have Knowledge of any oral or written statement made by Sellers, an ERISA Affiliate, or any officer, employee or agent thereof, regarding any such Benefit Plan that was not in accordance with the Benefit Plan and that could have a material adverse economic consequence to Purchaser.

3.20 No Finder

 Except as set forth on Schedule 3.20, neither Seller nor any Person acting on behalf of Sellers has agreed to pay to any broker, finder, investment banker or any other Person, a brokerage, finder’s or other fee or commission in connection with this Agreement or any matter related hereto, nor has any broker, finder, investment banker or any other Person taken any action on which a Claim for any such payment could be based.  Sellers shall be solely responsible for paying any and all fees, commissions or other compensation to which any party disclosed on Schedule 3.20 is entitled or claims on account of the Acquisition.

3.21 Affiliate Transactions

  Except as disclosed on Schedule 3.21, no Affiliate of either Seller nor any stockholder, officer, director, partner, member, consultant or employee of any thereof, is at the date hereof a party to any transaction with either Seller, including any Contract or arrangement providing for the furnishing of services to or by, providing for rental of real property, Tangible Personal Property or Intellectual Property to or from, or otherwise requiring payments (other than salary and other compensation arising from employment, dividends and distributions from Sellers to Stockholders) to or from either Seller, or any Affiliate thereof.

3.22 Environmental Matters

For purposes of this Section 3.22 only, “Sellers” includes any Affiliates of Sellers.  Sellers have not released, buried or otherwise disposed of Regulated Substances on Sellers’ Properties.  In addition, to Sellers’ Knowledge and except as set forth on Schedule 3.22, no Person (other than Sellers) has released, buried or otherwise disposed of Regulated Substances on any of Sellers’ Properties.  Except as set forth on Schedule 3.22, to Sellers’ Knowledge, no storage tanks, underground or otherwise, are or have been located on any of the property demised under the Real Property Leases.  Sellers are in compliance with all Environmental Laws as in effect on the date hereof relating to their operations or the property demised under the Real Property Leases.  Sellers do not have Knowledge of any asbestos containing materials (“ACM’s”), polychlorinated biphenyl’s (“PCB’s”) located on the property demised under the Real Property Leases, nor of any radioactive substances located on and/or released at the property demised under the Real Property Leases.  Except as set forth on Schedule 3.22, Sellers have not received any notice, demand, Claim or information request pursuant to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) or any comparable state Law.  Except as set forth on Schedule 3.22, Sellers do not have Knowledge of any other party’s receipt of any notice, demand, Claim or information request pursuant to CERCLA or any comparable state Law relating to any of Sellers’ Properties or any property where Sellers’ wastes were sent.  Except as set forth on Schedule 3.22, no environmental approvals, clearances or consents are required under applicable Law from any Governmental Authority in order for Purchaser and Sellers to consummate the Acquisition.  To Sellers’ Knowledge and except as set forth on Schedule 3.22, there are no conditions on any properties adjacent to Sellers’ Properties which threaten property leased by Sellers.  Except as set forth on Schedule 3.22, Sellers are not required to have, nor do they have, any Permits issued under any Environmental Laws as in effect on the date hereof.  Sellers have disclosed on Schedule 3.22 their waste practices and use of Regulated Substances.  Except for the Site Assessment report and the information contained therein, Sellers do not have Knowledge of any reports, assessments, remedial action plans or other similar documents relating to any environmental condition of the property demised under the Real Property Leases or Sellers’ operations.

3.23 Insurance

Schedule 3.23 sets forth a list of all insurance policies, fidelity and surety bonds and fiduciary liability policies (the “Insurance Policies”) covering the Purchased Assets, the Business and the operations, employees, officers and directors of Sellers.  True and complete copies of all such Insurance Policies have been delivered by Seller to Purchaser.  Schedule 3.23 also sets forth: (i) with respect to each Insurance Policy, the applicable deductible amounts and any limitations to coverage; (ii) a list of each Person required to be listed as an additional insured under each such policy; (iii) any letter of credit relating to such Insurance Policies and all inspections and reports delivered to Sellers by any insurer with respect to such Insurance Policies, copies of which have been delivered by Sellers to Purchaser; (iv) a true and complete list of Claims made in respect of Insurance Policies during the 5 years prior to the date hereof.  There is no Claim by Sellers pending under any of such Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Insurance Policies or requirement by any insurer to perform work which has not been satisfied.  All premiums due under all Insurance Policies have been paid and Sellers are in compliance with the terms and conditions of all such Insurance Policies.  All Insurance Policies are in full force and effect.  Sellers have no Knowledge of any threatened termination of, premium increase with respect to, or uncompleted requirements under, any Insurance Policy.  No premiums are or will be payable by Purchaser under the Insurance Policies after the Closing in respect of insurance provided for periods prior to the Closing Date, except as accrued on the Interim Financial Statements.  Based on discussions between Sellers and their insurance broker, all Assets and the Business of Sellers are insured under such Insurance Policies in amounts and against risks usually insured against by Persons operating businesses similar to the Business.

3.24 No Significant Items Excluded

  Except for the Excluded Assets, the Purchased Assets include all assets, properties, Contracts, Permits or other items that are of material importance to the ongoing operation of the Business by Purchaser in substantially the same manner in which the Business has been conducted by Sellers prior to the date of this Agreement.  Sellers have good and marketable title to all of the Purchased Assets, free and clear of any Liens except for Permitted Encumbrances.

3.25 Taxes and Tax Returns.

(a)Except as set forth on Schedule 3.25, each Seller has (i) filed with the appropriate Tax authority all income, sales and other Tax Returns required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects and (ii) paid all Taxes reported to be due and payable on such Tax Returns.  There are no Liens for Taxes on the Purchased Assets, except for statutory Liens relating to current Taxes not yet due and payable.

(b)Sellers have timely paid to the appropriate Governmental Authority all sales and use or similar Taxes payable for any period prior to the Closing.  Sellers have withheld all Taxes to required to have been withheld for any period prior to the Closing and have timely remitted to the appropriate Governmental Authority all such Taxes.

3.26 Solvency

.  Except as set forth on Schedule 3.26, no insolvency proceedings of any character, including bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting Sellers (other than as a creditor) or any of the Purchased Assets are pending or are being contemplated by Sellers, or are, to the Knowledge of Sellers, being threatened against either Seller by any other Person, and neither Seller has made any assignment for the benefit of creditors or taken any action in contemplation of which that would constitute the basis for the institution of such insolvency proceedings.  Immediately after giving effect to the consummation of the Acquisition: (i) Sellers will be able to pay the Retained Liabilities as they become due; (ii) the Excluded Assets (calculated at fair market value) will exceed the Retained Liabilities; and (iii) taking into account all pending and threatened litigation, final judgments against Sellers in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Sellers will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of Sellers.

3.27 Bank Accounts

Schedule 3.27 sets forth a complete list of all bank accounts, savings deposits, money-market accounts, certificates of deposit, safety deposit boxes, and similar investment accounts with banks or other financial institutions maintained by or on behalf of Sellers showing the depository bank or institution address, appropriate bank contact personnel, account number and names of signatories.

3.28 Customers and Suppliers

Schedule 3.28 lists, by dollar volume paid for the year ended December 31, 2003, the 10 largest customers of Sellers (collectively, the “Major Customers”) and the 10 largest suppliers of Sellers (collectively, the “Major Suppliers”).  Except as set forth on Schedule 3.28, the relationships of Sellers with its Major Customers and Major Suppliers are reasonable commercial working relationships and: (i) all amounts owing from the Major Customers or to the Major Suppliers, if not in dispute, have been paid in accordance with their respective terms; (ii) none of the Major Customers or the Major Suppliers within the last twelve months has threatened in writing to cancel, or otherwise terminate, the relationship of such Person with Sellers; and (iii) except as set forth on Schedule 3.28, none of the Major Customers or the Major Suppliers during the last twelve months has decreased materially or threatened to decrease or limit materially, its relationship with Sellers or, to Sellers’ Knowledge, intends to decrease or limit materially its purchases from, or sales to, Sellers.  To the Knowledge of Sellers, no Major Customer or Major Supplier is (or is expected to become) insolvent or has claimed (or is expected to claim) protection under applicable bankruptcy laws.  In addition, Schedule 3.28 contains a complete and correct list of all prospective vendors and suppliers of toy products to Sellers (“Prospective Vendors”).

3.29 Product Defects; Product Warranties

Except as described on Schedule 3.29: (i) each product sold or delivered, or service provided, by Sellers have been in conformity with all applicable contractual commitments and all express and implied warranties, and (ii) Sellers do not have any Liability (and there is no pending or, to the Knowledge of Sellers, threatened Claim against them that could reasonably be expected to give rise to any Liability) for replacement or repair thereof or other damages in connection therewith.  No product sold or delivered, or service provided, by Sellers is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms, conditions of sale or lease or as may be imposed by Law.  Schedule 3.31 includes copies of the standard terms and conditions of sale or lease for Sellers (containing applicable guaranty, warranty, and indemnity provisions).

3.30 Certain Business Practices

Neither Seller nor any directors, officers, members, agents or employees of either Seller (in their capacities as such) has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment.

3.31 No Registration

Sellers understand that the Grand ADSs have not been, and may not be, registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Sellers’ representations as expressed herein or otherwise made pursuant hereto.  Sellers are acquiring the Grand ADSs for investment for their own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof.  Sellers have substantial experience in evaluating and investing in private placement transactions of securities in companies similar to Grand so that each is capable of evaluating the merits and risks of its investment in Grand and has the capacity to protect its own interests.  Sellers acknowledge that their investment in Grand is highly speculative and entails a substantial degree of risk and Sellers are in  position to lose the entire amount of such investment.  Sellers have had an opportunity to discuss Grand’s business, management and financial affairs with the Grand’s management.  Sellers have also had an opportunity to ask questions of and receive answers from officers of Grand.  Sellers understand that such discussions were intended to describe certain aspects of Grand’s business and prospects, but were not necessarily a thorough or exhaustive description.  Sellers and each of the Stockholders are “accredited investors” within the meaning of Regulation D, Rule 501(a), promulgated by the United States Securities and Exchange Commission.

3.32 Disclosure

 No representation or warranty by Sellers or the Stockholders in this Agreement and no statement contained in any document or other writing furnished or to be furnished to Purchaser or its Representatives pursuant to the provisions hereof, when considered with all other such documents or writings, contain or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary in order to make the statements made herein or therein not misleading.  All copies of Material Contracts and all other documents delivered to Purchaser or its Representatives pursuant hereto are true, complete and accurate in all material respects.  There has been no event or transaction (other than the transactions contemplated hereby and the matters related thereto) which has occurred or information which has come to the attention of Sellers or the Stockholders which could reasonably be expected to have a Material Adverse Effect on the Business in the same manner as it is presently being conducted.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

As an inducement to Purchaser to enter into this Agreement and to consummate the Acquisition, the Stockholders hereby severally and not jointly represent and warrant to Purchaser, that each of the following representations and warranties is true and correct as of the date hereof and will be true and correct as of the Closing Date (as if each such representation and warranty was remade on the Closing Date) except that any such representation or warranty made as of a specified date (other than the date of this Agreement) shall have been true and correct on and as of such date:

4.1 Title; Agreements

The Stockholders: (i) hold of record and hold beneficially the ownership interest in Sellers set forth opposite his name on Schedule 4.1, free and clear of any and all Liens; (ii) except as set forth on Schedule 4.1, are not  parties to any voting trust, proxy or other agreement or understanding with respect to any capital stock of Sellers; and (iii) except as set forth on Schedule 4.1, own no other, and have no other right to purchase any, equity interests in Sellers.

4.2 Authority Relative To This Agreement

The Stockholders are of full age and have the requisite legal capacity to execute and deliver this Agreement and the other Transaction Documents to which each of them is a party, to perform their obligations hereunder and to consummate the Acquisition.  Except for the resolutions adopted by the Stockholders set forth on Schedule 4.2, no proceedings on the part of the Stockholders are necessary to authorize this Agreement or to consummate the Acquisition.  This Agreement and the other Transaction Documents have been or will be duly executed and delivered by the Stockholders and, assuming the due authorization, execution and delivery by the other Parties hereto, each such agreement constitutes a legal, valid and binding obligation of the Stockholders, enforceable against the Stockholders in accordance with its terms, subject to the Bankruptcy Exception.

4.3 No Conflict

.  Except as set forth on Schedule 4.3, the execution and delivery of this Agreement by the Stockholders do not, and the performance by the Stockholders of their obligations hereunder and the consummation of the Acquisition will not: (i) assuming that all filings and notifications described in Section 4.4 have been made, conflict with or violate any Law or Order applicable to the Stockholders or by which the Stockholders are bound or affected; or (ii) result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Purchased Assets or Sellers pursuant to, any note, bond, mortgage, indenture, Contract, agreement, lease, license, permit, franchise or other instrument or obligation.

4.4 Consents

 The execution and delivery of this Agreement by the Stockholders do not, and the performance by the Stockholders of their obligations hereunder and the consummation of the Acquisition will not, require any consent, approval, authorization or permit of, or filing by the Stockholders with or notification by any Stockholder to, any Governmental Authority or any other Person, except for the consents, approvals, authorizations, declarations or rulings set forth on Schedule 4.4.

4.5 No Finder

 Except as set forth on Schedule 4.5, neither the Stockholders nor any Person acting on behalf of the Stockholders has agreed to pay to any broker, finder, investment banker or any other Person, a brokerage, finder’s or other fee or commission in connection with this Agreement or any matter related hereto, nor has any broker, finder, investment banker or any other Person taken any action on which a Claim for any such payment could be based.  The Stockholders shall be solely responsible for paying any and all fees, commissions or other compensation to which any party disclosed on Schedule 4.5 is entitled or claims on account of the Acquisition.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER AND GRAND

As an inducement to Sellers to enter into this Agreement and to consummate the Acquisition, Purchaser and Grand jointly and severally represent and warrant to Sellers, that each of the following representations and warranties is true and correct as of the date hereof and will be true and correct as of the Closing Date (as if each such representation and warranty was remade on the Closing Date) except that any such representation or warranty made as of a specified date (other than the date of this Agreement) shall have been true and correct on and as of such date:

5.1 Organization and Qualification

Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

5.2 Authority Relative to this Agreement

 Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and to consummate the Acquisition.  The execution and delivery of this Agreement and the other Transaction Documents by Purchaser and the consummation by Purchaser of the Acquisition have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the Acquisition.  This Agreement and the other Transaction Documents have been or will be duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by the other Parties hereto, each such agreement constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy Exception.

5.3 No Conflict

   The execution and delivery of this Agreement by Purchaser do not, and the performance by Purchaser of its obligations hereunder and the consummation of the Acquisition will not: (i) conflict with or violate any provision of the Certificate of Incorporation or by-laws of Purchaser or any resolutions adopted by the board of directors of Purchaser;  (ii) assuming that all filings and notifications described in Section 5.4 have been made, conflict with or violate any Law or Order applicable to Purchaser or by which Purchaser is bound or affected or (iii) result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any note, bond, mortgage, indenture, agreement, or other instrument, except for those breaches, defaults or rights which would not, individually or in the aggregate, have a material adverse effect on Purchaser.

5.4 Required Filings and Consents

 The execution and delivery of this Agreement by Purchaser do not, and the performance by Purchaser of its obligations hereunder and the consummation of the Acquisition will not, require any consent, approval, authorization or permit of, or filing by Purchaser with or notification by Purchaser to, any Governmental Authority or any other Person.

5.5 No Finder

Except for Akin Bay Company, LLC, neither Purchaser nor any Person acting on behalf of Purchaser has agreed to pay to any broker, finder, investment banker or any other Person, a brokerage, finder’s or other fee or commission in connection with this Agreement or any matter related hereto, nor has any broker, finder, investment banker or any other Person taken any action on which a Claim for any such payment could be based.  Purchaser shall be solely responsible for paying any and all fees, commissions or other compensation to which Akin Bay Company, LLC is entitled or claims on account of the Acquisition.

5.6 Financial Resources

  Purchaser has, or at the Closing will have, the financial resources to pay the Purchase Price to Sellers and otherwise satisfy all of its obligations hereunder and under the other Transaction Documents to which it is a party.

5.7 Issuance of Shares

All of the Grand ADSs to be issued to Sellers pursuant to this Agreement and the Grand ordinary shares underlying the Grand ADSs will have been duly authorized as of the Closing Date and, upon consummation of the Acquisition, when such Grand ADSs are issued in accordance with that certain Deposit Agreement, dated August 16, 2004, by and among Grand, The Bank of New York and the owners and beneficial owners of ADSs of Grand (the “Deposit Agreement”), against the deposit of validly issued, fully-paid and non-assessable Ordinary Shares, will be validly issued, fully paid and, except as provided by applicable Law, non-assessable, will entitle the holders thereof to the rights specified in the Deposit Agreement, will not have been issued in violation of any preemptive rights and will be free from Liens, other than Liens imposed by Sellers.

ARTICLE VI
COVENANTS PRIOR TO CLOSING DATE

6.1 Conduct of Business

  From the date hereof through the Closing Date, except as contemplated by this Agreement or disclosed on Schedule 6.1, Sellers and the Stockholders agree jointly and severally:

(a)Not to undertake (nor permit to be undertaken) any of the actions specified in Section 3.9 which are in their reasonable control;

(b)To operate the Business in a reasonable and prudent manner, to conduct Sellers’ operations according to the ordinary and usual course consistent with past practice, to maintain adequate liquidity (subject to dividends and distributions permitted under Section 3.9(d) and (e) with respect to periods prior to the Effective Date, and excluding all cash on the Effective Date), to preserve intact Sellers’ present business organization and structure, to use their commercially reasonable efforts to keep available the services of Sellers’ present officers, agents and full-time employees, to use commercially reasonable efforts to preserve and maintain the Assets and the goodwill of the Business, to refrain from entering into any extraordinary transactions, to preserve Sellers’ rights to be assigned to Purchaser hereunder, and to use commercially reasonable efforts to preserve Sellers’ relationships with customers, suppliers, independent contractors, employees and other Persons having business dealings with Sellers or otherwise material to the operation of the Business;

(c)To maintain in the ordinary course of the Business, consistent with past practice and in accordance with all Contracts, the Tangible Personal Property and the premises leased pursuant to the Real Property Leases, in their present repair, order and condition, subject to ordinary wear and tear;

(d)To maintain the Books and Records in the usual and ordinary manner and in a manner that fairly and correctly reflects the income, expenses, Assets and Liabilities of Sellers in accordance with GAAP;

(e)To pay all account and trade payables on a current basis consistent with past practice;

(f)Not to incur any Liability (other than Liabilities incurred in the ordinary course of the Business consistent with past practice) or borrow any funds (other than borrowings reasonably necessary for the ordinary operation of the Business consistent with past practice);

(g)Not to sell, transfer, convey, assign or otherwise dispose of any Purchased Assets except in the ordinary course of the Business consistent with past practice, or create, incur, assume or suffer to exist any Lien on any Purchased Assets;

(h)Not to waive, release or cancel any material Claims against third parties or debts owing to Seller;

(i)Not to authorize for issuance, issue, sell, deliver, redeem or agree or commit to issue, sell, deliver or redeem (whether through the issuance or granting of options, warrants, convertible or exchangeable securities, commitments, subscriptions, rights to purchase or otherwise) any shares of Sellers’ capital stock or any other securities, or amend any of the terms of any such securities;

(j)Not to terminate, modify, amend, waive or otherwise alter or change any of the material terms or provisions of any Contract or create any default under the terms of any Material Contract;

(k)Not to increase the direct or indirect compensation or other remuneration payable or to become payable to any employee, officer, director, agent, contractor or consultant of Sellers, or any increase, decrease, amendment or other alteration in the benefits payable to any thereof (whether or not under Benefit Plan), or pay any bonuses or compensation to any such Person other than in respect of salaries in effect on the date hereof, except, with respect to periods prior to the Effective Date, as provided in Section 3.9;

(l)Not to declare, set aside, distribute or pay any dividend or other distribution of any Assets with respect to any interest in Sellers or otherwise to the Stockholders, except, with respect to periods prior to the Effective Date, as permitted under Section 3.9(d) and (e);

(m)To continue Sellers’ pricing, procurement and purchasing policies, in accordance with past practice;

(n)Subject to Section 6.11, not to engage in any practice, take any action, fail to take any action or enter into any transaction which could cause any representation or warranty of Sellers to be untrue or result in a breach of any covenant made by Sellers, and to use their commercially reasonable efforts to obtain and deliver to Purchaser at the Closing the fully executed documents and other items identified in Section 7.3(f);

(o)To consult with Purchaser prior to any renewal, amendment, extension or termination of, waiver of any material right under, or any failure to renew, any Contract (other than any Excluded Contract) and not to take any such action if Purchaser objects thereto in writing;

(p)To keep in full force and effect all of Sellers’ Insurance Policies and shall not allow any breach, default, termination or cancellation of such Insurance Policies to occur or exist; and

(q)To pay 50% of the cost of a Phase 1 Site Assessment (the “Site Assessment”) to be undertaken by ENSR International with regard to the property located in Parsippany, New Jersey which is demised under the Real Property Leases.

Without limitation of the foregoing, subject to and conditioned upon the consummation of the Transactions, Sellers and the Stockholders agree and acknowledge that Sellers shall operate the Business and the Assets for the account of Purchaser for the period commencing on the Effective Date and until the Closing Date.  In this regard, to the extent that, after the Effective Date and prior to the Closing, any cash is advanced by the Stockholders to Sellers or any cash set forth on the December 31, 2004 Financial Statements is used by Sellers in order to maintain the business of Sellers, such amount shall be reimbursed by the Purchaser at the Closing provided that reasonable documentation of such advance(s) is provided; provided, however, in no event shall Purchaser be required to reimburse the Sellers or the Stockholders for any amount which, together with the outstanding balance of the Line of Credit exceeds US$3,500,000.  Sellers and the Stockholders shall not make any additional cash advances if there is no borrowing availability under the Line of Credit.

6.2 Corporate Examinations and Investigations

  Commencing on the date hereof through the earlier of the Closing Date or the termination of this Agreement as provided herein (the “Due Diligence Period”), Sellers agree that Purchaser shall be entitled, itself or through its Representatives, to make such investigation of the Purchased Assets, the Business and operations of Sellers, and such examination of the Books and Records and financial condition of Sellers, as Purchaser deems necessary or advisable.  Any such investigation and examination shall be conducted upon reasonable notice with Sellers’ full cooperation.  During the Due Diligence Period, Sellers agree to, and the Stockholders shall cause Sellers to: (i) make available to Purchaser and its Representatives all such information and copies of such documents and records concerning the affairs of Sellers as such Representatives may reasonably request; (ii) permit access by the Representatives of Purchaser to the Purchased Assets and all parts thereof and to Sellers’ Representatives and its Employees, customers, suppliers and others; and (iii) cause Sellers’ Representatives to cooperate fully in connection with such review and examination.  No investigation by Purchaser shall diminish or obviate or otherwise affect any of the representations, warranties, covenants or agreements of Sellers contained in this Agreement.

6.3 Employment Matters.

(a)Purchaser may, at its election, enter into employment Contracts with the existing management of Sellers (other than the Stockholders) prior to the Closing Date but effective after the Effective Date to ensure an orderly transition of the Business after the Closing.  Sellers shall cooperate with Purchaser with respect to Purchaser’s evaluation of Employees who may be offered employment by Purchaser.  Sellers will terminate all Employees who are hired by Purchaser effective on the Closing Date.  It is the intention of Purchaser to hire all of the persons employed by Seller in the Business as of the Closing Date.  From the date hereof through the Closing, Sellers shall cooperate with and permit Purchaser to communicate in writing with the Employees, at reasonable times and upon reasonable notice, concerning Purchaser’s plans, operations and general personnel matters and to interview the Employees and review the personnel records and such other information concerning the Employees as Purchaser may reasonably request (subject to obtaining any legally required permission and to other applicable Laws).  Sellers shall be responsible for all Liabilities for employee or independent contractor compensation and benefits accrued or otherwise arising out of services rendered by its Employees, directors and independent contractors prior to the Effective Date or arising by reason of actual, constructive or deemed termination of their service relationship with Sellers at Closing.

(b)No provision of this Section 6.3 shall create any third party beneficiary or other rights in any Employee or former Employee in respect of continued or resumed employment in the Business, or with Purchaser, and no provision of this Section 6.3 shall create any rights in any such Persons in respect of any benefits that may be provided under any plan or arrangement which may be established by Purchaser.

6.4 Additional Financial Statements

 Prior to the Closing Date, as soon as available and in any event within fifteen (15) days after the end of each monthly accounting period of Sellers ending after the date of the most recent Interim Statement, Sellers shall furnish Purchaser with: (i) unaudited financial statements of Sellers for such month in form and substance comparable to the Interim Financial Statements and with such other financial or other information routinely prepared by Sellers; and (ii) all financial reports prepared by Sellers for Citibank.

6.5 Consents, Filings and Authorizations; Efforts to Consummate

  As promptly as practicable after the date hereof, Purchaser and Sellers shall make all filings and submissions under such Laws as are applicable to them or to their respective Affiliates, and as may otherwise be required for them to consummate the Acquisition in accordance with the terms of this Agreement and shall consult with each other prior to such filing and shall not make any such filing or submission to which Sellers or Purchaser, as the case may be, reasonably objects in writing.  All such filings shall comply in form and content in all material respects with applicable Laws.  Subject to the terms and conditions herein, each Party, without payment or further consideration, shall use its commercially reasonable efforts to take or cause to be taken all action and to do or cause to be done all things necessary, proper or advisable under applicable Laws, Permits and Orders, to consummate and make effective, as soon as reasonably practicable, the Acquisition, including, but not limited to, obtaining all required consents, whether private or governmental, required in connection with such Party’s performance of such transactions and each Party shall cooperate with the other in all of the foregoing.

6.6 No Shop

 From and after the date hereof unless and until this Agreement shall have been terminated in accordance with its terms, Sellers and the Stockholders hereby agree and shall cause their Representatives to agree: (i) to immediately cease any existing discussions or negotiations with any Person conducted heretofore, directly or indirectly, with respect to any sale of the Purchased Assets or capital stock or equity securities of either Seller; (ii) not to directly or indirectly solicit, initiate, encourage or facilitate the submission of proposals or offers from any Person other than Purchaser or its Affiliates relating to any merger or acquisition of the capital stock or equity securities of Seller or a material portion of the Purchased Assets of, or other similar transaction involving, Sellers (an “Acquisition Proposal”), or (iii) directly or indirectly participate in any discussions or negotiations regarding, or furnish any information to any Person other than Purchaser or its Representatives in connection with, any Acquisition Proposal by any Person other than Purchaser or its Affiliates.  Sellers and the Stockholders shall immediately notify any Person who contacts either Seller or any Stockholder with respect to an Acquisition Proposal of the existence of this Agreement and notify Purchaser regarding any contact between either Seller, any Stockholder or their respective Representatives and any other Person regarding any Acquisition Proposal.

6.7 Notices of Certain Events

 Prior to the Closing Date, Sellers and the Stockholders, on the one hand, and Purchaser and Grand, on the other hand, shall promptly notify the other of:

(a)any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Acquisition, other than those listed on Schedule 3.4 or Schedule 4.4;

(b)any notice or other oral or written communication from any Governmental Authority in connection with the Acquisition or relating to Sellers;

(c)any event, condition or circumstance occurring from the date hereof through the Closing Date of which Sellers, Stockholders, Purchaser or Grand, as the case may be, become aware that would constitute a violation or breach of any representation or warranty, whether made as of the date hereof or as of the Closing Date, or that would constitute a violation or breach of any covenant of any Party;

(d)any material developments of which Sellers or the Stockholders become aware affecting the Assets, Liabilities, business prospects, financial condition, operations, results of operations or customer, supplier or employee relations of Sellers or the Business; and

(e)any change that could reasonably be expected to have a Material Adverse Effect, or could delay or impede the ability of any of Sellers, Purchaser, Grand or the Stockholders to perform their respective obligations pursuant to this Agreement and to consummate the Acquisition.

6.8 Public Announcements

Except as a Party reasonably believes is required by applicable law (or, in the case of Grand or its Affiliates, if they believe that disclosure is in the best interest of their stockholders) from and after the date of this Agreement until the Closing, Purchaser, Grand, Sellers and the Stockholders agree not to make any public announcement or other disclosure concerning this Agreement or the transactions contemplated herein without obtaining the prior consent of the other Parties (the “Reviewing Parties”) as to form, content and timing; provided, however, that the consent of the Reviewing Parties shall not be unreasonably withheld, and provided, that a copy of any disclosure or announcement made pursuant to this Section 6.8 shall be promptly furnished to the Reviewing Parties.

6.9 Confidentiality

(a)Sellers and the Stockholders acknowledge and agree that from and after the Closing, Purchaser will have a legitimate and continuing proprietary interest in the protection of trade secrets and non-public confidential information, knowledge, data and similar information relating to the Intellectual Property and the confidential information included therein (the “Confidential Information”).  Sellers and the Stockholders agree that prior to and following the Closing they shall secure and maintain the confidentiality of Sellers’ Confidential Information in a manner consistent with the importance and value of such information and the maintenance of Purchaser’s rights therein, but in no event using less than reasonable efforts.  Neither Sellers nor the Stockholders shall use, sell, transfer, publish, disclose or otherwise make available any of the Confidential Information to any third party.  If Sellers or the Stockholder are compelled by a duly authorized subpoena, court order or Governmental Authority to disclose any of the Confidential Information, Sellers and the Stockholders shall immediately notify Purchaser of same prior to disclosure, and fully cooperate with the appropriate party in seeking a protective order or other appropriate remedy prior to disclosure.

(b)Prior to the Closing Date, and from and after termination of this Agreement in the event the Closing does not occur, Purchaser and Grand shall, hold in strict confidence, and shall cause all of their Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process, or by other requirements of Law, all Confidential Information concerning Sellers and the Stockholders which they have obtained from Sellers or their Representatives in connection with the Acquisition, and Purchaser and Grand shall not use or disclose to others, or permit the use of or disclosure of, any such information so obtained, and will not release or disclose such information to any other Person, except their Representatives who need to know such information in connection with this Agreement (and who shall be advised of the provisions of this Section 6.9(b)).  The foregoing provision shall not apply to any such information to the extent: (i) known by Purchaser, Grand or their Representatives prior to the date such information was provided to Purchaser or Grand by Sellers or their Representatives in connection with the Acquisition; (ii) made known to Purchaser or Grand from a third party not in breach of any confidentiality requirement; or (iii) made public through no fault of Purchaser or Grand or any of their Representatives.

(c)If this Agreement is terminated as provided herein and the Acquisition is not consummated, Purchaser and Grand shall return to Sellers or destroy all Confidential Information regarding Sellers or the Business, including, without limitation business plans, licensing terms and conditions, customer or supplier names and addresses, corporate organization and finances, plans, research, know-how, trade secrets, specifications, drawings, sketches, models, samples, data, technology, computer programs, documentation, software, computer systems, source code, object code methodologies, product development, distribution plans, contractual arrangements, profits, sales, pricing policies, operational methods, technical processes, other business affairs and methods, plans for future developments and other technical and business information, communicated by any means whatsoever, including without limitation oral, graphic, machine-readable, visual, written and electronic transmission.

6.10 Expenses

 Except as otherwise specifically provided in this Agreement or on Schedule 6.10, each of the Parties shall bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the Acquisition, including all fees and expenses of its Representatives.

6.11 Supplements to Disclosure Schedules

 Prior to the Closing Date, Sellers and the Stockholders shall amend or supplement promptly the Schedules attached to this Agreement with respect to any matter hereafter arising or discovered of which they become aware, which, if existing or known as of the date of this Agreement, would have been required to be set forth or described in such Schedules or that is necessary to complete or correct any information in any representation or warranty of Sellers and/or the Stockholders contained in this Agreement.  The disclosure provided by Sellers and/or the Stockholders in any such amended, supplemented or revised Schedule shall in no way affect or be deemed to limit Purchaser’s right and option, exercisable at any time prior to the Closing, to provide written notice to Sellers and the Stockholders that Purchaser has elected to terminate this Agreement and the Acquisition if, in the exercise of Purchaser’s commercially reasonable good faith judgment, items added to the Schedules that were not included in the Schedules in the form attached to this Agreement at the time of execution, disclose that matters exist which may have a Material Adverse Effect.

6.12 Stockholder Approval

The Stockholders shall vote their respective shares of IPI’s Common Stock and IPI shall vote its membership interests of Cambitoys or otherwise execute written consents in favor of the Acquisition.

6.13 Corporate Name

From and after the Closing Date, Sellers and the Stockholders shall forever cease using Sellers’ corporate names and other Intellectual Property, in any context, manner or operations whatsoever.

6.14 Performance of Purchaser’s Obligations

Grand covenants and agrees that it shall cause Purchaser to perform all of Purchaser’s obligations under this Agreement to be performed at or before the Closing in accordance with, and subject to, the terms and conditions of this Agreement, including, without limitation, all payment obligations hereunder.

ARTICLE VII
CONDITIONS TO CLOSING

7.1 Conditions to the Obligations of Sellers, Stockholders, Grand and Purchaser

 The obligations of Sellers, Stockholders, Grand and Purchaser to consummate the Acquisition are subject to the satisfaction or, if permitted by applicable Law, waiver of the following conditions on or prior to the Closing Date:

(a)No Injunction.  No provision of any applicable Law will be in effect and no interlocutory, appealable or final Order will have been issued that prohibits or restricts the consummation of the Acquisition.

(b)No Litigation.  No Claim instituted by any Person (other than the Parties) shall have been commenced or pending against Sellers, Purchaser, Grand or the Stockholders or any of their respective Affiliates or Representatives, which Claim seeks to restrain, prevent, change or delay in any material respect the Acquisition or seeks to challenge any of the material terms or provisions of this Agreement or seeks material damages in connection with any of such transactions.

(c)Consents.  All consents, approvals and authorizations legally required to be obtained to consummate the Acquisition shall have been obtained from all Governmental Authorities, except where the failure to obtain any such consent, approval or authorization could not reasonably be expected to result in a Material Adverse Effect.

7.2 Conditions to Obligations of Sellers and the Stockholders

The obligations of Sellers and the Stockholders to consummate the Acquisition is subject to the fulfillment prior to the specified date or at the time of Closing of the following conditions with respect to Purchaser and Grand, any one or more of which may be waived in whole or in part by Sellers:

(a)Accuracy of Representations and Warranties. Each of the representations and warranties of Purchaser and Grand contained in this Agreement, any Transaction Document to which it is a party and in any certificate or other writing delivered by Purchaser and Grand pursuant hereto shall be true, complete and correct both when made and on and as of the Closing as if made at and as of the Closing (other than representations and warranties which address matters only as of a certain date which shall have been true, complete and correct as of such certain date).

(b)Performance. Purchaser and Grand shall have performed and complied in all material respects with all agreements, obligations and covenants required to be performed or complied with by them on or prior to the Closing Date.

(c)Purchase Price.  The Purchase Price shall have been paid by Purchaser in accordance with Section 2.5.

(d)Deliveries.  Purchaser or Grand shall have delivered to Sellers the following:

(i)A certificate, dated the Closing Date, of an executive officer of Purchaser and Grand confirming the matters set forth in Section 7.2(a) and (b) hereof;

(ii)A certificate, dated the Closing Date, of the Secretary or Assistant Secretary of Purchaser and Grand certifying, among other things, that attached or appended to such certificate: (A) is a true copy of all corporate actions taken by it, including resolutions of its board of directors authorizing the consummation of the Acquisition and the execution, delivery and performance of this Agreement and each of the Transaction Documents to be delivered by Purchaser and Grand pursuant hereto; and (B) are the names and signatures of its duly elected or appointed officers who are authorized to execute and deliver this Agreement, the Transaction Documents to which Purchaser and Grand is a party and any certificate, document or other instrument in connection herewith;

(iii)An executed Assignment and Assumption Agreement, a form of which is attached hereto as Exhibit A (the “Assignment and Assumption Agreement”), evidencing the assignment by Sellers the Purchased Assets and the assumption by Purchaser of the Assumed Liabilities;

(iv)A certificate of good standing from the appropriate state agency, dated as of a recent date, certifying that Purchaser is in good standing in the State of Delaware;

(v)A signed opinion from Katten Muchin Zavis Rosenman, Purchaser’s and Grand’s legal counsel, dated as of the Closing Date and addressed to Sellers, substantially in the form attached hereto as Exhibit B;

(vi)True, correct and complete copies of all required consents set forth on Schedule 5.4.; and

(vii)Such other documents and instruments as may reasonably be requested by Sellers to consummate the Acquisition and to carry out the obligations of Purchaser and Grand hereunder.

(e)IPI’s line of credit with Citibank, F.S.B., pursuant to that certain Agreement and Master Note, dated July 2, 2004 in the amount of US$13,500,000 (the “Line of Credit”) shall be terminated, and Citibank, F.S.B. shall have released the Stockholders from all guarantees of the Sellers’ obligations under the Line of Credit.

(f)Purchaser shall have executed and delivered the Assignment and Assumption of Lease with and Bee Dic Realty Co., and Bee Dic Realty Co. and Purchaser shall have executed the Consent to Assignment, substantially in the form of Exhibits I-1 and I-2, respectively.

(g)Escrow Agreement. Purchaser and the Escrow Agent shall have executed and delivered the Escrow Agreement.

(h)Stockholder Employment Agreement.  Purchaser shall have entered into the Employment Agreements, in the form of Exhibits H-1, H-2 and H-3 hereto.

(i)Securities Put Agreement.  Purchaser, Grand and Hsieh Cheng shall have executed and delivered the Securities Put Agreement, substantially in the form of Exhibit G hereto.

7.3 Conditions to Obligations of Purchaser and Grand

  The obligations of Purchaser and Grand to consummate the Acquisition is subject to the fulfillment prior to the specified date or at the time of Closing of the following conditions with respect to Sellers and the Stockholders, any one or more of which may be waived in whole or in part by Purchaser or Grand:

(a)Accuracy of Representations and Warranties.  Each of the representations and warranties of Sellers and the Stockholders contained in this Agreement, any Transaction Document to which they are parties and in any certificate or other writing delivered by Sellers and the Stockholders pursuant hereto shall be true, complete and correct both when made and on and as of the Closing as if made at and as of the Closing (other than representations and warranties which address matters only as of a certain date which shall have been true, complete and correct as of such certain date).

(b)Performance.  Sellers and the Stockholders shall have performed and complied in all respects with all agreements, obligations and covenants required to be performed or complied with by each of them on or prior to the Closing Date.

(c)No Material Adverse Change.  During the period from the date hereof to the Closing Date, there shall not have occurred any Material Adverse Effect or any of the actions described in Section 3.9.

(d)[Intentionally Omitted]

(e)Deliveries.  Sellers and the Stockholders shall have delivered to Purchaser the following:

(i)Certificates, dated the Closing Date, of each Stockholder and an executive officer of Sellers confirming the matters set forth in Section 7.3(a) and (b) hereof;

(ii)A certificate, dated the Closing Date, of the Secretary or Assistant Secretary of IPI certifying, among other things, that attached or appended to such certificate: (A) is a true and correct copy of the Restated Certificate of Incorporation and by-laws of IPI, and all amendments thereto; (B) is a true copy of all corporate actions taken by it, including resolutions of its board of directors authorizing the consummation of the Acquisition and the execution, delivery and performance of this Agreement and each of the Transaction Documents to be delivered by IPI pursuant hereto; (C) is a true copy of all actions taken by IPI’s stockholders, including resolutions of IPI’s stockholders unanimously authorizing the consummation of the Acquisition and the execution, delivery and performance of this Agreement and each of the Transaction Documents to be delivered by IPI pursuant hereto; and (D) are the names and signatures of its duly elected or appointed officers who are authorized to execute and deliver this Agreement, the Transaction Documents to which IPI is a party and any certificate, document or other instrument in connection herewith;

(iii)A certificate, dated the Closing Date, of the manager, President or members of Cambitoys certifying, among other things, that attached or appended to such certificate: (A) is a true and correct copy of the Certificate of Formation and Operating Agreement of Cambitoys, and all amendments thereto; (B) is a true copy of all member actions taken by it, including resolutions of its members authorizing the consummation of the Acquisition and the execution, delivery and performance of this Agreement and each of the Transaction Documents to be delivered by Cambitoys pursuant hereto; and (C) are the names and signatures of its duly elected or appointed managers, officers or members who are authorized to execute and deliver this Agreement, the Transaction Documents to which Cambitoys is a party and any certificate, document or other instrument in connection herewith;

(iv)The Assignment and Assumption Agreement executed by Sellers;

(v)Certificates of good standing from the appropriate state agencies, dated as of a recent date, certifying that each Seller is in good standing in the State of New Jersey and in each jurisdiction in which each Seller is qualified to do business as a foreign corporation;

(vi)A signed opinion from Cameron & Hornbostel LLP, Sellers’ legal counsel, dated as of the Closing Date and addressed to Purchaser, substantially in the form attached hereto as Exhibit C;

(vii)True, correct and complete copies of all required consents or affirmations as set forth on Schedule 7.3(e);

(viii)A certificate, dated the Closing Date, executed by Sellers to the effect that as of the Closing Date and except as otherwise set forth on Schedule 3.28: (A) the Major Customers remain as customers and the Major Suppliers remain as suppliers; (B) there has been no substantial reduction in the level of any Major Customer’s purchases from Sellers or any Major Supplier’s sales to Sellers; and (C) neither Sellers nor the Stockholders have Knowledge that any Major Customer intends to substantially reduce its purchases from Sellers or any Major Supplier intends to substantially reduce its sales to Sellers;

(ix)The executed Form 8594, in the form attached hereto as Exhibit D;

(x)Possession and control of the Purchased Assets;

(xi)An executed bill of sale for all Tangible Personal Property owned by Sellers, in the form attached hereto as Exhibit E;

(xii)A certificate, duly executed and acknowledged by Sellers under penalties of perjury, in the form prescribed by Treasury Regulation Section 1.1445-2(b)(2)(iii), stating each Seller’s name, address and Federal tax identification number, and that neither Seller is a “foreign person” within the meaning of Section 1445 of the Code;

(xiii)A Certificate of Amendment to IPI’s Restated Certificate of Incorporation changing the name of IPI to “TEJOMI Corporation” and a Certificate of Amendment to Cambitoys’ Certificate of Formation changing the name of Cambitoys to “MITEJO LLC”;

(xiv)Estoppel certificates from Bee Dic Realty Co. in form and substance reasonably acceptable to Purchaser;

(xv)Transfer documents executed by Sellers to the extent such transfer documents are required to be filed with any Governmental Authority upon consummation of the Acquisition;

(xvi)Original certificates of title to all vehicles or rolling stock included in the Purchased Assets, executed by Sellers to the extent necessary to reflect the assignment by Sellers to Purchaser of such Purchased Assets;

(xvii)Valid and effective assignment documentation, in form and substance reasonably acceptable to Purchaser, of any rights to the Intellectual Property that are included in the Purchased Assets, in the form for allowing recordation at the US Patent, Trademark and Copyright offices;

(xviii)Bee Dic Realty Co. shall have executed and delivered the Assignment and Assumption of Lease with Bee Dic Realty Co., and IPI, and Bee Dic Realty Co. shall have executed the Consent to Assignment, substantially in the form of Exhibits I-1 and I-2, respectively;

(xix)Sellers and the Escrow Agent shall have executed and delivered the Escrow Agreement;

(xx)Each of the Stockholders shall have entered into the Employment Agreements, in the form of Exhibits H-1, H-2 and H-3 hereto;

(xxi)Grand, Hsieh Cheng and each of the Stockholders shall have executed and delivered the Securities Put Agreement, substantially in the form of Exhibit G hereto; and

(xxii)Such other documents and instruments as may be reasonably requested by Purchaser or Grand to consummate the Acquisition and to carry out the obligations of the Parties hereunder.

(f)Line of Credit.  Purchaser shall have entered into a line of credit with Citibank, F.S.B. on terms substantially similar to those set forth in that certain Term Sheet dated January 6, 2005 attached hereto as Exhibit J.

ARTICLE VIII
TERMINATION; EFFECT OF TERMINATION

8.1 Termination of Agreement

 This Agreement may be terminated and the Acquisition may be abandoned at any time prior to the Closing:

(a)By mutual written consent of Sellers and Purchaser, and after March 1, 2005, by either Purchaser and Grand, on the one hand, or Sellers and the Stockholders, on the other hand, if the Closing has not occurred by that date and if failure to close is not the result of a breach of this Agreement or a willful failure to complete closing conditions by such Parties;

(b)By Sellers, if: (i) there has been a material misrepresentation or breach by Purchaser or Grand of a representation or warranty contained herein and such material misrepresentation or breach, if curable, is not cured within ten (10) Business Days after written notice thereof from Sellers; (ii) Purchaser or Grand has committed a material breach of any covenant imposed upon it hereunder and, if curable, fails to cure such breach within ten (10) Business Days after written notice thereof from Seller; or (iii) any condition to Sellers’ or Stockholders’ obligations hereunder becomes incapable of fulfillment through no fault of Sellers or the Stockholders and is not waived by Sellers;

(c)By Purchaser or Grand, if: (i) there has been a material misrepresentation or breach by either Seller or any Stockholder of a representation or warranty contained herein and such material misrepresentation or breach, if curable, is not cured within ten (10) Business Days after written notice thereof from Purchaser  or Grand; (ii) either Seller or any Stockholder has committed a material breach of any covenant imposed upon it hereunder and, if curable, fails to cure such breach within ten (10) Business Days after written notice thereof from Purchaser or Grand; or (iii) any condition to Purchaser’s or Grand’s obligations hereunder becomes incapable of fulfillment through no fault of Purchaser or Grand and is not waived by Purchaser or Grand; or

(d)By Purchaser and Grand, on the one hand, or Sellers and the Stockholders, on the other hand, if there shall be any Law that makes consummation of the Acquisition illegal or otherwise prohibited, or if any Order enjoining Purchaser or Grand, on the one hand, or Sellers or the Stockholders, on the other hand, from consummating the Acquisition is entered and such Order shall have become final and nonappealable, provided that the Party seeking to terminate this Agreement pursuant to this provision shall have used all reasonable efforts to remove or vacate such Order.

8.2 Effect of Termination; Right to Proceed.

(a)Subject to this Section 8.2, in the event that this Agreement shall be terminated pursuant to Section 8.1 (a) or (d), all further obligations of the Parties shall terminate without further Liability of any Party (except with respect to Sections 6.8, 6.9 and 6.10).  Notwithstanding any other provision in this Agreement to the contrary, upon termination of this Agreement, each Party will remain liable to the other Party or Parties for any misrepresentation or breach of warranty or nonfulfillment of or failure to perform any covenant or agreement of such Party existing at the time of such termination, and a Party may seek such remedies, including without limitation, Damages against the other Party or Parties with respect to any such breach as are provided in this Agreement or as are otherwise available at Law or in equity except that no Party shall recover, and the Parties hereby waive, any consequential or indirect damages, or lost profits, regardless of whether such damages may be available under applicable law.

(b)The agreements contained in Sections 6.8, 6.9 and 6.10 shall survive the termination hereof.  In the event that a condition precedent to a Party’s obligation is not met, nothing contained herein shall be deemed to require any Party to terminate this Agreement, rather than to waive such condition precedent and proceed with the Acquisition.

ARTICLE IX
POST-CLOSING COVENANTS

9.1 Non-Solicitation

  Sellers and the Stockholders covenant and agree that for a period of five (5) years after the Closing Date, they will not, nor shall they permit any other Person to, directly or indirectly, for their own account or as a partner, joint venturer, consultant, employee, agent, member, owner, investor or shareholder of any other Person, or in any other capacity (alone or in association with others), anywhere in the world:

(a)solicit, or permit any such Person to solicit, any Person who at the time of the solicitation is, or who within the six (6) month period prior to such solicitation was, an employee of Sellers or Purchaser to leave the employ of Purchaser or any Affiliate of Purchaser, or terminate his or her employment relationship with Purchaser or any such Affiliate, or

(b)hire or attempt to hire or induce, or permit any such Person to hire or attempt to hire, any employee or employees of Sellers or Purchaser to terminate their employment with, or otherwise cease their relationship with, Purchaser or Affiliate of Purchaser, other than employees to whom Purchaser does not offer employment (on a full-time or part-time basis) following consummation of the Acquisition.

9.2 Noncompetition

  Neither Sellers nor the Stockholders shall, directly or indirectly, for their own account or as a shareholder, partner, member, owner, joint venturer, investor, lender, employee, consultant, sales representative or in any other capacity whatsoever, alone or in association with others (other than as a holder of not more than 2% of the total outstanding stock of a publicly held company or as employees of Purchaser or its Affiliates), for a period of:

(i)

three (3) years following the Closing Date, engage in the Business as conducted by Sellers on the Closing Date anywhere in the world; and

(ii)

five (5) years following the Closing Date, (A) be engaged in any respect on behalf of Tomy Corporation or EPOCH Company, Ltd., or any of their respective direct or indirect Subsidiaries, or (B) engage in the Business on behalf of any other Person which is a vendor of products which have a similar look and feel (e.g., Crayola Dough and Play Doh) to any line of products sold by Sellers on the Closing Date;

provided, however, that in the event that Varda and/or Jordan are no longer employed by Purchaser or its Affiliates for any reason, then following the first to occur of the third anniversary of the Closing or the first anniversary of the date on which each of them ceases to be employed by Purchaser or its Affiliates, each of them respectively may be engaged by a Person engaged in the Business, other than (x) by Tomy Corporation or EPOCH Company, Ltd., or any of their respective direct or indirect Subsidiaries or (y) in any capacity in which Varda or Jordan may directly or indirectly solicit any vendor or Prospective Vendor of Sellers on the Closing Date.  Sellers and the Stockholders acknowledge that the provisions of Section 9.1 and this Section 9.2 are reasonable and necessary to protect the interests of Purchaser, that any violation of Section 9.1 and this Section 9.2 will result in an irreparable injury to Purchaser and that damages at law would not be reasonable or adequate compensation to Purchaser for violation of Section 9.1 and this Section 9.2 and that, in addition to any other available remedies, Purchaser shall be entitled to have the provisions of Section 9.1 and this Section 9.2 specifically enforced by preliminary and permanent injunctive relief without the necessity of proving actual damages or posting a bond or other security to an equitable accounting of all earnings, profits and other benefits arising out of any violation of Section 9.1 and this Section 9.2.  In the event that the provision of Section 9.1 and this Section 9.2 shall ever be deemed to exceed the time, geographic scope or other limitations permitted by applicable Law, then the provisions shall be deemed reformed to the maximum extent permitted by applicable Law.

9.3 Claims Under Insurance Policies; Maintenance of Insurance Policies

  After the Closing Date, Sellers and the Stockholders shall cooperate with Purchaser in respect of Claims made after the Closing Date under occurrence-based Insurance Policies based upon events occurring prior to the Closing Date.  Sellers agree not to limit, modify or otherwise compromise Purchaser’s ability to make Claims under any such Insurance Policies and shall maintain such Insurance Policies in full force and effect for a commercially reasonable period of time.  Purchaser agrees to maintain all Insurance Policies (or other insurance policies of comparable scope and coverage) with respect to product liability claims in effect for a period commencing on the Closing and until no less than five (5) years thereafter, to add Sellers and the Stockholders as additional insureds thereunder, and to provide Sellers and Stockholders, at any time upon their reasonable request, a certificate from the insurers verifying compliance herewith.

9.4 Certain Transitional Matters

 From and after the Closing Date:

(a)Purchaser shall have the sole and exclusive right and authority, subject to any prorations required hereunder, to collect for Purchaser’s own account all items which shall be transferred to Purchaser as provided herein;

(b)Purchaser shall have the sole and exclusive right and authority to retain and endorse without recourse the name of either Seller used on the date hereof on any check or any other evidence of indebtedness received by Purchaser on account of any of the Purchased Assets;

(c)Sellers (or, following dissolution of Sellers, Stockholders) shall promptly transfer and deliver to Purchaser without set-off any cash or other property, if any, that Sellers (or Stockholders) may receive related to the Purchased Assets;

(d)Purchaser shall promptly transfer and deliver to Sellers (or, following dissolution of Sellers, Stockholders) without set-off any cash or other property, if any, that Purchaser may receive related to the Excluded Assets;

(e)Purchaser shall have complete control over the payment, settlement or other disposition of, or any dispute involving any Assumed Liabilities, and Purchaser shall have the right to conduct and control all negotiations and proceedings with respect thereto, except that Purchaser shall not make any settlement with respect to any Assumed Liability which adversely affects any of Sellers’ rights under any of the Retained Liabilities, without the prior written consent of IPI or, if IPI is no longer in existence, Kiesewetter.  Sellers and the Stockholders shall notify Purchaser promptly of any Claim with respect to any Assumed Liabilities and shall not, except with the prior written consent of Purchaser, voluntarily make any payment of, or settle or offer to settle, or consent to any compromise with respect to, any such Assumed Liabilities.  Sellers and the Stockholders shall cooperate with Purchaser in connection with any negotiations or proceedings involving any Assumed Liabilities; and

(f)In the event that not all Permits and Environmental Permits have been transferred to Purchaser as of the Closing Date, the Parties shall continue to abide by their obligations hereunder to obtain all such transfers, as soon as practicable, and Sellers authorize Purchaser to use any such Permits and Environmental Permits in its business operations after the Closing to the extent permitted by Law.

9.5 Further Assurances

After the Closing, Sellers and the Stockholders shall, without further consideration, execute and deliver such other instruments of transfer and take such other action as Purchaser or its counsel may reasonably request in order to put Purchaser in possession of, and to vest in Purchaser, good, valid and unencumbered title to the Purchased Assets in accordance with this Agreement and to consummate the Acquisition.  Purchaser hereby agrees, without further consideration, to take such other reasonable action following the Closing and execute and deliver such other documents as Sellers, the Stockholders or their counsel may reasonably request in order to consummate the Acquisition in accordance with this Agreement.

9.6 Tax Matters

  Purchaser and Sellers agree to furnish or cause to be furnished to each other, promptly upon request, any information and assistance relating to the Business and the Purchased Assets as the requesting Party deems reasonably necessary in connection with the filing of any Tax Return or information return, the preparation for any audit by any Governmental Authority, the response to any inquiry by a Governmental Authority or security holder, the mailing or filing of notice and the prosecution or defense of any claim, suit or proceeds related to any Tax Return or information return or any other filing required to be made with any Governmental Authority or any other matter related to Taxes.

ARTICLE X
SURVIVAL; INDEMNIFICATION

10.1 Survival of Representations and Warranties

 Notwithstanding any right of Purchaser to fully investigate the affairs of Sellers and any knowledge of facts determined or determinable by Purchaser pursuant to such investigation or right of investigation, Purchaser has the right to rely fully upon the representations, warranties, covenants and agreements of Sellers and the Stockholders contained in this Agreement, or listed or disclosed on any Schedule hereto or in any instrument delivered in connection with or pursuant to any of the foregoing.  All covenants, agreements and other Transaction Documents made or furnished by the Parties shall survive the execution and delivery of this Agreement and the Closing hereunder.  All of the representations and warranties, made by the Parties shall survive the execution and delivery of this Agreement and the Closing hereunder until March 31, 2006; provided, that: (a) representations, warranties, covenants, agreements and Closing certifications made by (i) Sellers and/or the Stockholders in (A)  Section 3.11(d) with respect to non-infringement of Intellectual Property, (B) Section 3.19 with respect to ERISA matters, (C) Section 3.20 with respect to finder’s fees and commissions, (D) Section 3.22 with respect to environmental matters, (E) the last sentence of Section 3.24 and (F) Section 3.25 with respect to Taxes; (ii) by the Stockholders in (A) Section 4.1 with respect to title, and (B) Section 4.5 with respect to finder’s fees and commissions, shall survive the execution and delivery of this Agreement and the Closing until the date which is thirty (30) days after the date on which the respective applicable statute of limitations has expired; (b)  the representations, warranties, covenants, agreements and Closing certifications made by Purchaser and Grand in Section 5.5 with respect to finder’s fees and commissions, shall survive the execution and delivery of this Agreement and the Closing until the date which is thirty (30) days after the date on which the applicable statute of limitations has expired; (c) Claims for fraud shall survive for the period of the applicable statute of limitations; and (d) Claims related to Section 10.2(d) and Sections 10.3(c) and (d) shall survive for the period of the statute of limitations.  There shall be no termination of any such representation, warranty, covenant, agreement or Closing certificate as to which a Claim has been asserted prior to the termination of such survival period in accordance with Section 10.4.

10.2 Indemnification by Sellers and the Stockholders

Subject to the limitations set forth in Section 10.1 and Section 10.6, Sellers shall, and the Stockholders severally and not jointly shall, indemnify, defend, save and hold Purchaser and its Representatives (collectively, “Purchaser Indemnitees”) harmless from and against all demands, claims, allegations, assertions, actions or causes of action, assessments, losses, damages, deficiencies, Liabilities, costs and expenses (including reasonable legal fees, interest, penalties, and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing and whether or not any such demands, claims, allegations, etc., of third parties are meritorious; collectively, “Damages”) asserted against, imposed upon, resulting to, required to be paid by, or incurred by any Purchaser Indemnitees, directly or indirectly, in connection with, arising out of, which could result in, or which would not have occurred but for:

(a)Any breach of any representation or warranty of the Sellers and the Stockholders contained in this Agreement, the Transaction Documents to which either Seller or any Stockholder is a party or in any certificate or document furnished pursuant hereto by either Seller or any Stockholder;

(b)Any breach or nonfulfillment of any covenant or agreement made by any either of the Sellers or any of the Stockholders in or pursuant to this Agreement or in any Transaction Document to which either Seller or any Stockholder is a party;

(c)Any failure of either of Sellers to comply with any bulk sales or fraudulent transfer laws that may be applicable to the Acquisition; or

(d)Any failure of either of Sellers to satisfy any of its obligations relating to the Retained Liabilities.

Notwithstanding any other provision hereof, no Stockholder shall have any indemnification obligation under this Section 10.2 for breach of any covenants or agreements under any Transaction Documents to which neither such Stockholder is, nor Sellers are, a party.

10.3 Indemnification by Purchaser

 Purchaser and Grand shall jointly and severally  indemnify, defend, save and hold Sellers, the Stockholders and their respective Representatives (collectively, “Seller Indemnitees”) harmless from and against any and all Damages asserted against, imposed upon, resulting to, required to be paid by, or incurred by any Seller Indemnitees, directly or indirectly, in connection with, arising out of, which could result in, or which would not have occurred but for:

(a)Purchaser’s or Grand’s breach of any representation or warranty contained in this Agreement, the Transaction Documents to which Purchaser or Grand is a party or in any certificate or document furnished pursuant hereto by Purchaser or Grand;

(b)Purchaser’s or Grand’s breach or nonfulfillment of any covenant or agreement made by Purchaser or Grand in or pursuant to this Agreement or in any Transaction Document to which Purchaser or Grand is a party;

(c)Purchaser’s or Grand’s failure to satisfy any of its obligations relating to Assumed Liabilities; or

(d)Any Liability arising out of the ownership or operation of the Assets or Business after the Effective Date, other than the Retained Liabilities.

10.4 Notice of Claims

 If any Purchaser Indemnitee or Seller Indemnitee (an “Indemnified Party”) believes in good faith that it has suffered or incurred or will suffer or incur any Damages for which it is entitled to indemnification under this Article X, such Indemnified Party shall so notify in writing the Party or Parties from whom indemnification is being claimed (the “Indemnifying Party”) with reasonable promptness and reasonable particularity in light of the circumstances then existing.  If any Claim is instituted by or against a third party with respect to which any Indemnified Party intends to claim any Damages, such Indemnified Party shall promptly notify in writing the Indemnifying Party of such Claim.  The notice provided by the Indemnified Party to the Indemnifying Party shall describe the Claim (the “Asserted Liability”) in reasonable detail and shall indicate the amount (estimated, if necessary, and to the extent feasible) of the Damages that have been or may be suffered by the Indemnified Party.  The failure of an Indemnified Party to give any notice required by this Section shall not affect any of such Party’s rights under this Article X or otherwise except and to the extent that such failure is prejudicial to the rights or obligations of the Indemnifying Party.

10.5 Opportunity to Defend Third Party Claims

  The Indemnifying Party may elect to defend, at its own expense and with its own counsel reasonably satisfactory to the Indemnified Party, any Asserted Liability, but only if: (i) the Indemnifying Party notifies the Indemnified Party in writing within thirty (30) days after the Indemnified Party has given notice of the Asserted Liability that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Damages the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Asserted Liability to which it is entitled to indemnification; (ii) the Indemnifying Party provides the Indemnified Party with reasonable evidence to the Indemnified Party that the Indemnifying Party will have the financial resources to defend against the Asserted Liability and fulfill its indemnification obligations hereunder; (iii) the Asserted Liability involves only money damages and does not seek an injunction or other equitable relief; and (iv) the Indemnifying Party conducts such defense diligently and actively.  If (a) the Asserted Liability seeks an injunction or other equitable relief, (b) settlement of, or an adverse judgment with respect to, the Asserted Liability is not, in the good faith judgment of the Indemnified Party, likely to establish a precedential custom or practice adverse to the continuing business interests of the Indemnified Party; and (c) the Indemnified Party shall have reasonably concluded that: (A) there is a conflict of interest between the Indemnified Party and the Indemnifying Party in the conduct of such defense; or (B) the Indemnified Party shall have defenses available to the Indemnifying Party, then the Indemnified Party may, at its own cost and expense, participate in such defense, insofar as its interests are affected.  If the Indemnifying Party elects to defend such Asserted Liability, it shall within thirty (30) days (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnified Party of its intent to do so, and the Indemnified Party shall cooperate, at the expense of the Indemnifying Party, in the defense of such Asserted Liability.  If the Indemnifying Party assumes the defense against any Asserted Liability it will be conclusively established for purposes of this Agreement that such Asserted Liability is within the scope of, and subject to, indemnification.  If the Indemnifying Party elects not to defend the Asserted Liability, fails to notify the Indemnified Party of its election as herein provided or contests its obligation to indemnify under this Agreement with respect to such Asserted Liability, the Indemnified Party may pay, compromise or defend such Asserted Liability at the sole cost and expense of the Indemnifying Party if determined to be liable to the Indemnified Party hereunder.  In any event, the Indemnified Party and the Indemnifying Party may participate, at their own expense, in the defense of such Asserted Liability.  If the Indemnifying Party chooses to defend any Asserted Liability, the Indemnified Party shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense.  Any expenses of any Indemnified Party for which indemnification is available hereunder shall be paid promptly upon written demand therefor.

10.6 Limitation of Claims Against Sellers and the Stockholders.

(a)The Liability of Sellers and the Stockholders for indemnifiable Damages pursuant to this Article X shall not be payable unless and until the aggregate amount of Damages suffered or incurred by Purchaser exceeds One Hundred Thousand Dollars (US$100,000) (the “Basket”); provided, however, that, subject to the limitations set forth in this Section 10.6, the Basket shall not be subject to nor apply, nor shall any limit apply to the Damages for which each Stockholder may be liable, with respect to any Damages arising from, or directly or indirectly relating to, Section 10.2(a)(to the extent such Damages arise from any breach of the representations and warranties contained in the last sentence of Section 3.24 and in Section 3.25) and Section 10.2(d); and provided, further, that at such time as the Basket is exceeded, the Indemnified Party shall be entitled to make a Claim for indemnification covering all Damages to which it is entitled, including those previously covered by the Basket.

(b)Except in the case of fraud, Sellers and the Stockholders shall not have any Liability for indemnifiable Damages pursuant to this Article X or otherwise to the extent the aggregate amount of Damages suffered or incurred by Purchaser exceeds the total amount of consideration paid by Purchaser hereunder (the “Cap”), nor shall any Stockholder be individually liable for any such Damages in excess of an amount of such Damages determined by multiplying such Damages by such Stockholder’s percentage ownership of the outstanding stock of IPI on the date hereof; provided, that any Damages arising from, or directly or indirectly relating to, Section 10.2(a)(to the extent such Damages arise from any breach of the representations and warranties contained in the last sentence of Section 3.24 and Section 3.25), and 10.2(d), shall not be subject to, or limited by the Cap, or to such Stockholder’s percentage ownership; and provided, further, that no limitation on the amount of Damages payable by the Stockholders’ shall limit or reduce the liability of Sellers hereunder or the Purchaser’s right to have the full amount of the Damages paid from the Escrow Cash or the Escrow Shares pursuant to the Escrow Agreement.

(c)In the event that any Damages are incurred by any Purchaser Indemnitee in connection with any Claim based on product liability, personal injury or property damage, the Purchaser Indemnitees shall, prior seeking indemnification from either Seller or any Stockholder, seek recourse (if available and without subrogation) from any insurance policy maintained by Purchaser with respect to such Claims, and any recovery received by Purchaser from such insurance policy shall reduce on a dollar-for-dollar basis the amount of Damages for which the Purchaser Indemnitees may seek indemnification hereunder.

10.7 Indemnity Payments

In the event that Purchaser agrees to or is determined to have an obligation to reimburse any Seller Indemnitee for Damages as provided in this Article X, Purchaser shall promptly pay such amount to the applicable Seller Indemnitees via wire transfer of immediately available funds to the accounts specified by Seller Indemnitees in writing.  In the event that Sellers and/or the Stockholders agree to or are determined to have an obligation to reimburse any Purchaser Indemnitee for Damages as provided in this Article X, Purchaser may provide notice of a Claim to the Escrow Agent for the amount to which any Purchaser Indemnitee is entitled under this Article X.  Failure to provide notice of a Claim in accordance with the Escrow Agreement will not constitute an election of remedies or, except as set forth in Section 10.8, limit any Purchaser Indemnitee in any manner in the enforcement of any other remedies that may be available to any Purchaser Indemnitee, but Purchaser shall be obligated to satisfy any Claim for Damages first from the Escrow Fund in accordance with the terms of the Escrow Agreement.  To the extent that the indemnification obligation of Sellers and/or the Stockholders hereunder exceeds the amount held in escrow by the Escrow Agent in accordance with the Escrow Agreement, Sellers and/or the Stockholders shall, to the extent of their respective liabilities, promptly pay such excess amount to Purchaser Indemnitees via wire transfer of immediately available funds to the accounts specified by Purchaser Indemnitees in writing.

10.8 Sole and Exclusive Remedy

  In the absence of fraud, indemnification pursuant to this Article X will be the exclusive remedy of each Party against the others for the matter subject to indemnification set forth in this Article X and will be in lieu of the remedies with respect thereto.

ARTICLE X1
GENERAL

11.1 Notices

 All notices, requests, claims, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given (i) when delivered, if delivered by hand, (ii) two Business Days after transmitted, if transmitted by a nationally recognized overnight courier service, (iii) when telecopied, if telecopied (which is confirmed by telephone), or (iv) upon receipt after mailing, if mailed by registered or certified mail (return receipt requested), to the Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.1):

(i)

If to Purchaser:

IPI Acquisition Corp.
c/o Grand Toys International Limited

Room UG202, Floor UG2

Chinachem Golden Plaza

77 Mody Road

Tsimshatsui East

Kowloon, Hong Kong

Attention: Henry Hu, Chairman

Telephone:  (852) 2738-7878

Facsimile No.: (852) 2520-5515

With a simultaneous copy to:

Grand Toys International Limited

1710 TransCanada Highway

Dorval, Quebec

H9P 1H7 Canada

Attention:  Elliot L. Bier, Vice Chairman

Telephone: (514) 685-2180

Fax No. (514) 685-2825

and

Katten Muchin Zavis Rosenman
575 Madison Avenue
New York, New York 10022
Attention:  Paul J. Pollock, Esq.
Telephone:  (212) 940-8555
Fax: (212) 940-8776

(b) If to Sellers or the Stockholders:

international playthings inc.
75D Lackawanna Avenue
Parsippany, NJ  07054
Attention:  Ted Kiesewetter
Telephone:  (973) 316-2500
Fax: (973) 316-5883

Ted Kiesewetter

109 Clarewill Ave

Montclair NJ 07043

John Jordan

8 Lexington Way

Long Valley NJ 07853

Michael Varda

55 School House Rd

Oak Ridge NJ 07438

With a simultaneous copy to:

Cameron & Hornbostel LLP
866 United Nations Plaza
New York, NY 10017
Attention: Thomas Silbiger, Esq.
Telephone: (646) 840-6650
Fax: (646) 735-3759

11.2 Severability; Parties in Interest

.  If any provision of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such illegal, invalid or unenforceable provision had never been included herein.  Nothing in this Agreement, express or implied, is intended to confer upon any Person not a Party to this Agreement any rights or remedies of any nature whatsoever under or by reason of this Agreement.

11.3 Assignment; Binding Effect; Benefit

  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Parties except that after the Closing Purchaser shall be permitted to assign its rights, interests and obligations to an Affiliate of Purchaser which succeeds to the entire Business of Sellers and of Purchaser at the time, and which assumes in writing all of the obligations under this Agreement, without obtaining any consent from the other Parties; and Sellers may assign any or all of their rights to the Stockholders in the event of the liquidation or dissolution of IPI.  Any purported assignment, unless so consented to or permitted as provided herein, shall be void and without effect.  Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.  Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties or their respective successors and permitted assigns any rights or remedies under or by reason of this Agreement.

11.4 Incorporation of Exhibits

All Exhibits and Schedules attached hereto and referred to herein are hereby incorporated herein and made a part of this Agreement for all purposes as if fully set forth herein.

11.5 Governing Law; Consent to Jurisdiction

 THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK OTHER THAN CONFLICT OF LAWS PRINCIPLES THEREOF DIRECTING THE APPLICATION OF ANY LAW OTHER THAN THAT OF NEW YORK.  OTHER THAN DISPUTES BASED ON VIOLATIONS OF SECTIONS 6.9, 9.1 OR 9.2 HEREOF, COURTS WITHIN THE STATE OF NEW YORK (LOCATED WITHIN NEW YORK COUNTY) WILL HAVE JURISDICTION OVER ALL DISPUTES BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY. EXCEPT IN CONNECTION WITH DISPUTES BASED ON VIOLATIONS OF SECTIONS 6.9, 9.1 OR 9.2 HEREOF, THE PARTIES HEREBY CONSENT TO AND AGREE TO SUBMIT TO THE JURISDICTION OF SUCH COURTS.  EACH OF THE PARTIES HERETO WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (II) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (III) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.  GRAND HEREBY IRREVOCABLY DESIGNATES AND APPOINTS CT CORPORATION SYSTEM, 111 EIGHTH AVENUE, NEW YORK, NEW YORK 10011, AS GRAND’S AUTHORIZED AGENT UPON WHICH PROCESS MAY BE SERVED IN ANY SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THE THIS AGREEMENT.

11.6 Waiver of Jury Trial

EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION OR AGREEMENT CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

11.7 Headings; Interpretation

 The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

11.8 Counterparts

This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

11.9 Entire Agreement

This Agreement (including the Schedules and Exhibits attached hereto) and the Transaction Documents executed in connection with the consummation of the Acquisition contain the entire agreement between the Parties with respect to the subject matter hereof and related transactions and supersede all prior agreements, written or oral, with respect thereto, including, without limitation, that certain letter of intent among the Parties dated October 14, 2004, as amended, provided, however, that that certain nondisclosure agreement among the Parties, dated October 14, 2004, shall remain in effect until the Closing.

11.10 Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies

This Agreement may be amended, superseded, canceled, renewed or extended only by a written instrument signed by all of the Parties.  The provisions hereof may be waived only in writing signed by all of the Parties.  No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.  Except as otherwise provided herein, the rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any Party may otherwise have at Law or in equity.

11.11 No Third Party Beneficiary

The terms and provisions of this Agreement are intended solely for the benefit of each Party hereto and their respective heirs, administrators and executors and permitted successors or assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person.

11.12 Construction

The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

[Signatures appear on next page]

IN WITNESS WHEREOF, intending to be legally bound hereby, the Parties have caused this Agreement to be signed in their respective names by their duly authorized representatives as of the date first above written.

IPI ACQUISITION CORP.

By:
Name:
Title:

GRAND TOYS INTERNATIONAL LIMITED

By:
Name:
Title:

INTERNATIONAL PLAYTHINGS INC.

By:
Ted Kiesewetter
President

CAMBITOYS, LLC

By:
Name:
Title:

Ted Kiesewetter

________________________________
Michael Varda

________________________________
John Jordan

EXHIBIT 4.22

EMPLOYMENT AGREEMENT

AGREEMENT, dated as of the ____ day of February, 2005, by and between INTERNATIONAL PLAYTHINGS, INC., a Delaware corporation with principal executive offices at 75D Lackawanna Avenue, Parsippany, NJ 07054 (the “Company”), and TED KIESEWETTER, residing at 109 Clarewill Avenue, Montclair NJ 07043,  (“Kiesewetter”).

WHEREAS the Company is engaged in the business of importing and wholesaling high quality toys and toy-related products for children and developing various proprietary lines of toy products, and distributing the same through a unique network of specialty toy and other retailers throughout the United States; and

WHEREAS Kiesewetter shall serve as President of the Company, and Kiesewetter and the Company are desirous of formalizing their understanding for Kiesewetter’s employment, all upon the terms and subject to the conditions hereinafter provided.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound, agree as follows:

1. EMPLOYMENT.

The Company agrees to employ Kiesewetter, and Kiesewetter agrees to be employed by the Company, upon the terms and subject to the conditions of this Agreement.

2. TERM.

The term of this Agreement (the “Term”) shall be for a period of three (3) years commencing on the date hereof (the “Commencement Date”) and ending on December 31, 2007, unless sooner terminated as hereinafter provided (the “Term”).

3. DUTIES; BEST EFFORTS; INDEMNIFICATION.

(a) Kiesewetter shall serve as President of the Company, and shall report directly to the Chairman and Chief Executive Officer and the Executive Director and Vice Chairman of the Company.  Kiesewetter shall have the general  supervision and control over, and responsibility for, the day to day operations of the Company and shall have such other duties which are not inconsistent with his position as President of a company of comparable size as shall be assigned to him by the Board of Directors of the Company or the Chairman and Chief Executive Officer or the Executive Director and Vice Chairman of the Company.  Kiesewetter shall be based within a 50 mile radius of Parsippany, New Jersey and shall undertake such domestic and foreign travel as shall be reasonably required to fulfill his duties.

(a)

Kiesewetter shall devote all of his business time, attention and energies, on a full time and exclusive basis, to the business and affairs of the Company, shall use his best efforts to advance the best interests of the Company, and shall not during the Term be engaged in any other business activities, whether or not such business activities are pursued for gain, profit or other pecuniary advantage, without Board consent; provided, however, that, it shall not be a violation of this Agreement for Kiesewetter to (i) serve on corporate, civic or charitable boards or committees or (ii) manage passive personal investments, in either case so long as any such activities do not interfere with the performance of his responsibilities as an employee of the Company in accordance with this Agreement.

(c) The Company shall indemnify Kiesewetter to the fullest extent permitted by applicable law for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and attorney’s fees) incurred or paid by Kiesewetter in connection with any third party action, suit, investigation or proceeding arising out of or relating to the performance by Kiesewetter of services for, or the acting by Kiesewetter as a director, officer or employee of, the Company or of any other person or entity at the Company’s request, and the Company shall advance to Kiesewetter, or pay on his behalf, such amounts as the Board determines to be due by reason of such indemnification.

4. COMPENSATION AND BENEFITS.

(a) The Company shall pay to Kiesewetter a base salary (the “Base Salary”) at a rate of US$372,560 per annum, payable in accordance with the Company’s payroll practices for its executive employees.  The Board will review the Base Salary for possible increase not less than annually during the Term with a view to ensuring that it remains commensurate with the time and effort required for the discharge of his responsibilities pursuant to this Agreement.

(b) Kiesewetter may, at the discretion of the Compensation Committee of Grand Toys International Limited (“Grand HK”), be granted stock options, share appreciation rights or bonuses under plans adopted by the Board for the benefit of the senior executives and key management personnel of Grand HK’s North American subsidiaries.

(c) Kiesewetter shall be entitled to participate in or receive benefits under any 401(k), pension plan, health and accident plan or any other employee benefit plan or arrangement made available now or in the future by Grand HK to, and at a level commensurate with, the senior executives and key management personnel of its North American subsidiaries, as determined by Grand HK’s Compensation Committee.

(d) The Company shall promptly pay to Kiesewetter the reasonable expenses incurred by him in the performance of his duties hereunder in accordance with the Company’s policies in effect from time to time, including, without limitation, those incurred in connection with business related travel or entertainment, or, if such expenses are paid directly by Kiesewetter, shall promptly reimburse him for such payment, provided that Kiesewetter provides proper documentation thereof in accordance with the Company’s policy.

(e) Kiesewetter shall be entitled to paid vacation days in each calendar year determined by the Company from time to time, but not less than four (4) weeks in any calendar year.  Vacation shall be prorated in any calendar year of the Term during which Kiesewetter is employed hereunder for less than an entire year in accordance with the number of days in such year during which he is so employed.  Kiesewetter shall also be entitled to all paid holidays given by the Company to its key management employees.

(f) The Company may, at its discretion, subscribe for and maintain, on behalf of the Company, life insurance, key-man insurance and long-term disability insurance, in such amount and upon such terms or conditions as the Company may deem reasonable.  Kiesewetter shall cooperate with the Company in connection with the obtaining of any such policies, including the submission to physical examination and blood testing.

(g) Kiesewetter shall be entitled to business class air travel when travelling on Company business involving at least four hours of scheduled flight time at any given time, provided that Kiesewetter shall use his reasonable efforts to minimize the cost thereof.

5. TERMINATION.

Kiesewetter’s employment hereunder shall be terminated upon Kiesewetter’s death or Disability or Kiesewetter’s voluntarily leaving the employ of the Company (other than for Good Reason), and may be terminated by the Company as follows:

(a) For Cause.  The Company shall have the right to terminate Kiesewetter’s employment for “Cause.”  A termination for “Cause” is a termination evidenced by a resolution adopted by the Board finding that Kiesewetter has:

(i)materially breached or failed to comply with any of the material terms of this Agreement, including, without limitation, Sections 3, 7, 8, 9 or 12 of this Agreement;

(ii)failed to perform his duties under this Agreement, including refusing to carry out the reasonable written instructions of the Board, the Chairman and Chief Executive Officer or the Executive Director and Vice Chairman, or deliberately and intentionally disregarding the lawful instructions from the Board, the Chairman and Chief Executive Officer or the Executive Director and Vice Chairman, in any case which instructions are consistent with the responsibilities and duties of Kiesewetter contemplated by this Agreement;

(iii)engaged in gross negligence or willful misconduct in connection with or arising out of the performance of his duties hereunder;

(iv)been under the influence of drugs (other than prescription medicine or other medically-related drugs to the extent that they are taken in accordance with their directions) or alcohol during the performance of his duties under this Agreement, or while under the influence of drugs or alcohol, engages in inappropriate conduct;

(v)engaged in behavior that would constitute grounds for liability for sexual harassment (as proscribed by the U.S. Equal Employment Opportunity Commission Guidelines, the New Jersey Division of Human Rights and or any other applicable state regulatory body) or, in the reasonable opinion of the Board, other egregious conduct violative of laws governing the workplace; or

(vi)committed any act of fraud, larceny, misappropriation of funds or embezzlement or been convicted of a felony or a crime of moral depravity;

provided, however, that (A) in the case of clauses (i), (ii) and (iii) above, Kiesewetter shall receive thirty (30) days’ advance written notice that the Board intends to meet to consider Kiesewetter’s termination and specifying the actions constituting Cause, and Kiesewetter shall have the opportunity to cure the conduct constituting Cause during such thirty (30) day period and (B) any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by Kiesewetter in good faith and in the best interests of the Company.  As used herein, “Good Reason” shall mean Kiesewetter’s termination of this Agreement following the Company’s material breach thereof, provided, however, that the Company shall receive thirty (30) days’ advance written notice that Kiesewetter intends to terminate this Agreement and specifying the actions constituting material breach, and the Company shall have the opportunity to cure the conduct constituting Good Reason during such thirty (30) day period

(b)For Disability.  The Company shall have the right to terminate Kiesewetter’s employment as a result of Kiesewetter’s “Disability.”  For purposes of this Agreement, a termination for “Disability” shall occur upon rendering of a written termination notice by the Company after Kiesewetter has been unable to substantially perform his duties hereunder for 90 consecutive days (exclusive of any vacation permitted under Section 4(f) hereof) or for 120 days in any 360 day period by reason of any physical or mental illness or injury.  Kiesewetter agrees to make himself available and to cooperate in any reasonable examination by a reputable independent physician selected by the Company for the purpose of a termination pursuant to Section 5(b)(i).

6. EFFECT OF TERMINATION.

(a)Death or Disability.  In the event of the termination of Kiesewetter’s employment as a result of his death or Disability, the Company shall:

(i)pay to Kiesewetter or his estate, as the case may be, the Base Salary (including Base Salary for accrued and unused vacation days) plus accrued and unpaid bonus and other benefits, if any, in accordance with Section 4(b) through the date of his death or Disability (pro rated for any partial month); and

(ii)reimburse Kiesewetter, or his estate, as the case may be, for any expenses pursuant to Section 4(d) (the amounts payable pursuant to the foregoing clauses (i) and (ii) are hereafter referred to as the “Accrued Obligations”).

(b)For Cause by the Company, by Kiesewetter Voluntarily or upon expiration of the Term.  In the event that Kiesewetter’s employment is terminated by the Company for Cause or by Kiesewetter voluntarily (other than as a result of the Company’s material breach of this Agreement) or upon expiration of the Term, the Company shall pay to Kiesewetter the Accrued Obligations and Kiesewetter shall have no further entitlement to any other compensation or benefits from the Company, except as set forth herein.

(c)Other than as a result of Kiesewetter’s death or Disability, by the Company otherwise than for Cause or by Kiesewetter for Good Reason.  In the event that Kiesewetter’s employment is terminated other than by reason of his death or Disability, is terminated by the Company otherwise than for Cause or is terminated by Kiesewetter for Good Reason, then, subject to receipt of a release of the Company and its directors, officers and employees and their respective successors and assigns of claims of Kiesewetter against them arising out of or by reason of his termination of employment hereunder (which release shall be executed and delivered by Kiesewetter no later than the date which is 6 months after the date on which his employment is terminated):

(i)The Company shall pay to Kiesewetter the Accrued Obligations; and

(ii)shall continue to pay Kiesewetter the Base Salary plus benefits in accordance with Section 4(d), until the earlier of (A) the last day of the Term (as if such termination had not occurred) or (B) the date that shall be nine (9) months after the date of such termination, provided, however, that such payments of Base Salary plus benefits shall accrue, but shall not be paid to Kiesewetter, until the date which is 6 months after the date on which his employment is terminated as set forth in this Section 6(c), at which time all such payments accruing during such 6-month period shall be immediately payable to Kiesewetter, and any remaining payments of Base Salary plus benefits to be paid under this Section 6(c) shall be paid to Kiesewetter on such dates thereafter that such payments would have been made to him as if such termination had not occurred.  In addition, options granted to Kiesewetter pursuant to Section 4(c) that would have vested during the said continuation period in the absence of such termination shall vest as if such termination had not occurred.

(d)This Section 6 sets forth the only obligations of the Company with respect to the termination of Kiesewetter’s employment with the Company, and Kiesewetter acknowledges that upon the termination of his employment, he shall not be entitled to any payments or benefits which are not explicitly provided herein hereof, provided, that the foregoing shall not affect Kiesewetter’s accrued benefits under any benefit plans in which Kiesewetter participated pursuant to Sections 4(b) and 4(c) hereof, all of which benefits shall be governed and controlled by the terms of the applicable benefit plans.  Any and all Accrued Obligations shall be paid within fifteen (15) days of the termination of Kiesewetter’s employment.

7. COVENANT REGARDING INVENTIONS AND COPYRIGHTS.

(a)Kiesewetter hereby acknowledges that all Innovations (as defined below) created by Kiesewetter (either working alone or as part of a group) that are used, useful or useable in connection with the present or future Business of the Company or any of its affiliates which (i) were or will be made using equipment, supplies, facilities or trade secret information of the Company, or (ii) were or will be developed at least in part on the Company’s time, or (iii) relate at the time of conception or reduction to practice thereof either to the Business or to the Company’s or its affiliates’ actual or demonstrably anticipated research or development, or (iv) result from any work that Kiesewetter performs or performed for the Company, were created at the request of the Company pursuant to this Agreement or other arrangement (written or unwritten) between the Company and Kiesewetter.  The term “Innovations” shall include all of the results and proceeds of Kiesewetter’s services under this Agreement, including without limitation, all right, title and interest in any inventions, know-how, discoveries, improvements, original works of authorship, designs, software, source code, object code, programs, formulas, processes, developments, trade secrets, trademarks, copyrights, service marks, logos and related proprietary information and materials, whether patentable, copyrightable, subject to trademark registration, or not, and all drafts, prototypes, proposals, sketches, revisions and demonstration and “beta” versions thereof, written, created, developed or produced or to be written, created, developed or produced, by Kiesewetter (either working alone or as part of a group) in connection therewith (subject, in the case of Innovations created by Kiesewetter pursuant to an agreement between the Company and any licensor, to the terms of such agreement).

(b)Kiesewetter hereby acknowledges that the Innovations were specifically ordered or commissioned by the Company for the Business.  Kiesewetter hereby irrevocably assigns to the Company all right, title and interest in and to all Innovations and all right, title and interest in and to all patents, domain names, trade secrets, trademarks and other intellectual property derived therefrom, such assignment to be effective when first capable of being so assigned, transferred or vested.  All Innovations shall be delivered to the Company as required herein or on termination or completion of the Agreement, whichever is earlier, unless the Company requests otherwise.  To the extent that any Innovation is or shall be a copyrightable work, Kiesewetter agrees that such Innovation constitutes and shall constitute a work-made-for-hire as defined in the United States Copyright Act of 1976; that the Company is and shall be the author of said work-made-for hire and the owner of all rights in and to such Innovation throughout the universe, in perpetuity and in all languages, for all now known or hereafter existing uses, media and forms, including, without limitation, the copyrights therein and thereto throughout the universe for the initial term and any and all extensions and renewals thereof; and that the Company shall have the right to make such changes therein and such uses thereof as it may deem necessary or desirable.  To the extent that such copyrightable Innovation is not recognized as a work-made-for-hire, Kiesewetter hereby irrevocably assigns, transfers and conveys to the Company, without reservation, all of his right, title and interest throughout the universe in perpetuity in such Innovation, including, without limitation, all rights of copyright and copyright renewal in such Innovation or any part thereof, and all rights to exclusively or non-exclusively license or sublicense the foregoing.

(c)Kiesewetter hereby waives all rights of “droit moral” or “moral rights of authors” or any similar rights or principles of law which Kiesewetter may now or later have in the Innovations.  Kiesewetter covenants and agrees that his contributions to any Innovations shall not be an unauthorized copy of any existing work or violate or infringe upon any common law or statutory right of any party including, without limitation, contractual rights, copyrights, trademarks, patents, service marks and rights of privacy, publicity, or any other right of any person or entity and is not the subject of any litigation or claim that might give rise to litigation.

(d)By execution hereof, Kiesewetter hereby irrevocably constitutes and appoints the Company with full power of substitution, to be Kiesewetter’s true and lawful attorney to execute, acknowledge, swear and file all instruments and documents, and to take any action which shall be deemed necessary, appropriate or desirable to effectuate the terms of this Section 8.  The powers of attorney granted herein shall be deemed to be coupled with an interest and shall be irrevocable and survive the occurrence of Kiesewetter’s death, disability or bankruptcy.

8. PROTECTION OF CONFIDENTIAL INFORMATION.

Kiesewetter acknowledges that he has been and will be provided with information about, and his employment by the Company will, throughout the Term, bring him into close contact with, many confidential affairs of the Company and its affiliates, including proprietary information about costs, profits, customers, suppliers, vendors, advertisers, markets, sales, products, key personnel, pricing policies, operational methods, technical processes and other business affairs and methods, plans for future developments and other information not readily available to the public (“Confidential Information”), all of which are highly confidential and proprietary and all of which were developed by the Company at great effort and expense.  Kiesewetter further acknowledges that the services to be performed by him under this Agreement are of a special unique, unusual, extraordinary and intellectual character, that the Business will be conducted throughout the world (the “Territory”), that the Company’s services and products will be marketed throughout the Territory, that the Company competes and will compete in nearly all of its business activities with other organizations which are located in nearly any part of the Territory and that the nature of the relationship of Kiesewetter with the Company is such that Kiesewetter is capable of competing with the Company from nearly any location in the Territory.  In recognition of the foregoing, Kiesewetter covenants and agrees during the Term and for a period of five (5) years thereafter that he will:

(i)keep secret all Confidential Information and not divulge or disclose any Confidential Information to anyone outside of the Company or its affiliates, either during or after the Term, except with the Company’s prior written consent;

(ii)not make use of any of such Confidential Information for his own purposes or the benefit of anyone other than the Company and its affiliates; and

(iii)deliver promptly to the Company on termination of this Agreement, or at any time the Company may so request, all confidential memoranda, notes, records, reports and other confidential documents (and all copies thereof) relating to the Confidential Information and/or business of the Company and its affiliates, which he may then possess or have under his control.

Notwithstanding the foregoing, the term “Confidential Information” shall not include any information (i) which is already known by Kiesewetter or which is or becomes publicly known through no wrongful act of Kiesewetter, (ii) which is rightfully received by Kiesewetter from any third party, provided that such third party was not known by Kiesewetter to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality with respect to such information, (iii) which is disclosed by the Company to any third party without similar restriction, or (iv) which is disclosed by Kiesewetter pursuant to applicable law or the order of any court of competent jurisdiction.

9. RESTRICTION OF COMPETITION; INTERFERENCE; AND NON-SOLICITATION.

(a)As a significant inducement to the Company to enter into and perform its obligations under this Agreement, during the Term and until the second anniversary of the termination or expiration of the Term or any extension hereof, for any reason (provided, however, that such period shall be limited to nine months following termination of this Agreement by the Company otherwise than for Cause or by Kiesewetter for Good Reason), Kiesewetter will not, either directly or indirectly:

(i)either alone or in association with others, solicit, or permit any person or organizations directly or indirectly to solicit, any individual who at the time of the solicitation is, or who within the six (6) month period prior to such solicitation was, an employee of the Company to leave the employ of the Company or terminate his or her employment relationship with the Company, or hire or attempt to hire or induce, any employee or employees of the Company to terminate their employment with, or otherwise cease their relationship with, the Company;

(ii)solicit, divert or take away, or attempt to divert or to take away, the business or patronage of any of the clients, customers, vendors or accounts, or prospective clients, customers, vendors or accounts of the Company;

(iii)directly or indirectly engage any place in the world in any business which develops, manufactures, promotes or distributes products that are competitive with those that are marketed by the Company, or those products which are then under active development by the Company (a “Competing Business”), whether such engagement shall be as a director, officer, employee, stockholder, shareholder, partner, member or other owner, affiliate or other participant in any Competing Business, provided that employment after the Term or any extension thereof by an entity that carries both a Competing Business and one or more other businesses shall not constitute a breach of this clause (iii) if such employment can be shown not to involve participation in such Competing Business;

(iv)assist others in organizing or engaging in any Competing Business in any capacity or manner described in clause (iii) above;

(v)induce any client, customer, vendor, agent or other person or entity with whom or which the Company has a business relationship, contractual or otherwise, to terminate or alter such business relationship;

(vi)take any action reasonably likely to cause injury to the relationship between the Company or any of  its respective employees and any client, lessor, lessee, vendor, supplier, customer, distributor, employee, consultant or other business associate of the Company or any of its affiliates as such relationship relates to the Company or its affiliates’ conduct of their business.

(b)In addition, neither during the Term nor at any time thereafter shall Kiesewetter disparage the Company, any director, officer, employee or shareholder of the Company, or any affiliate of any such director, officer, employee or shareholder of the Company by making (or causing others to make) any oral or written statements or representations that could reasonably be construed to be a false and misleading statement of fact or a libelous, slanderous or disparaging statement of or concerning any of the aforementioned persons.

(c)For the purposes of Sections 7, 8 and 9, references to the Company shall include, without limitation, Grand HK, all current and future majority-owned subsidiaries of Grand HK and all current and future joint ventures in which Grand HK may from time to time be involved, but in each case limited to those aspects, groups, divisions, ventures or subsidiaries of the Company in which Kiesewetter has direct or indirect involvement or participation, or with respect to which he has material knowledge or information.  The geographic scope of this Section 9 shall extend to anywhere the Company is doing business at the time of termination or expiration.

(d)Kiesewetter is also a party to an Asset Purchase Agreement dated ____________, 2004 by and among the Company, Grand HK, international playthings, inc. (“IPI”), Cambitoys, LLC (“Cambitoys”) and certain other shareholders of IPI (the “Asset Purchase Agreement”) which also contains a covenant restricting competition by Kiesewetter.  In the event of any conflict between the terms of this Agreement and the Asset Purchase Agreement, the terms of the Asset Purchase Agreement shall supersede the terms of this Agreement.

(e)Notwithstanding the terms of this Section 7 or any other section of this Agreement, Kiesewetter shall have the right to take such steps as are reasonably necessary to liquidate and dissolve IPI and Cambitoys in accordance with applicable law.

10. SPECIFIC REMEDIES.

It is understood by Kiesewetter and the Company that the covenants contained in this Section 10 and in Sections 7, 8 and 9 hereof are essential elements of this Agreement and that, but for the agreement of Kiesewetter to comply with such covenants, the Company would not have agreed to enter into this Agreement or consummate the transactions contemplated by the Asset Purchase Agreement.  the Company and Kiesewetter have independently consulted with their respective counsel and have been advised concerning the reasonableness and propriety of such covenants with specific regard to the nature of the business conducted by the Company and all interests of the Company and its stockholders.  Kiesewetter agrees that the covenants of Sections 7, 8 and 9 are reasonable and valid.  If Kiesewetter commits a breach of any of the provisions of Sections 7, 8 or 9 hereof, such breach shall be deemed to be grounds for termination for Cause. In addition, notwithstanding the provisions of Sections 8 and 9, Kiesewetter acknowledges that the Company may have no adequate remedy at law if he violates any of the terms hereof.  Kiesewetter therefore understands and agrees that the Company shall have without prejudice as to any other remedies, the right upon application to any court of proper jurisdiction to a temporary restraining order, preliminary injunction, injunction, specific performance or other equitable relief.

11. INDEPENDENCE; SEVERABILITY AND NON-EXCLUSIVITY.

Each of the rights enumerated in Sections 7, 8 or 9 hereof and the remedies enumerated in Section 10 hereof shall be independent of the others and shall be in addition to and not in lieu of any other rights and remedies available to the Company at law or in equity.  If any provision of this Agreement, or any part of any of them, is hereafter construed or adjudicated to be invalid or unenforceable, the same shall not affect the remainder of the covenants or rights or remedies which shall be given full effect without regard to the invalid portions.  If any covenant set forth herein is held to be invalid or unenforceable because of the duration of such provision or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the duration and/or area of such provision and in its reduced form said provision shall then be enforceable.  No such holding of invalidity or unenforceability in one jurisdiction shall bar or in any way affect the Company’s right to the relief provided in Section 10 or otherwise in the court of any other state or jurisdiction within the geographical scope of such covenants as to breaches of such covenants in such other respective states or jurisdictions, such covenants being, for this purpose, severable into diverse and independent covenants.

12. CONFLICTING AGREEMENTS.

(a)Kiesewetter hereby represents that he is not bound by the terms of any agreement with any previous employer, or with any other party, that would impair his right or ability to enter the employ of the Company or perform fully his obligations pursuant to this Agreement.  Kiesewetter further represents and warrants that his performance of all the terms of this Agreement and as an executive of the Company does not and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by him in confidence or in trust prior to his employment with the Company.

13. SUCCESSORS; BINDING AGREEMENT.

This Agreement is personal to Kiesewetter and without the prior written consent of the Company shall not be assignable by Kiesewetter otherwise than by will or the laws of descent and distribution or by the Company, except that the Company shall be permitted to assign its rights, interests and obligations to a parent or subsidiary of, or an Affiliate controlled by the Company which assumes in writing all of the obligations under this Agreement, without obtaining any consent from Kiesewetter.  This Agreement shall inure to the benefit of and be enforceable by Kiesewetter’s legal representatives and the Company’s successors and permitted assigns.

14. NOTICES.

Any notice or other communications required or permitted hereunder shall be in writing and shall be deemed effective (i) upon personal delivery, if delivered by hand and followed by notice by mail or facsimile transmission, (ii) upon actual receipt after the date of deposit in the mails, if mailed by certified or registered mail (return receipt requested), or (iii) on the next business day, if mailed by an overnight mail service to the parties or sent by facsimile transmission,

To the Company:

international playthings inc.

c/o Grand Toys International, Inc.

1710 Route Transcanadienne

Dorval, QC  H9P 1H7

Canada

Attention:  Mr. Elliot L. Bier

Facsimile No.: (514) 685-2825

with copies to:

Adessky, Poulin

Place Canada Trust

999 de Maisonneuve Blvd. West, 18th Floor

Montreal, Quebec

H3A 3L4

Attention: Elliot L. Bier, Esq.

Facsimile No.: (514) 288-2697

Katten Muchin Zavis Rosenman

575 Madison Avenue

New York, New York 10022-2585

Attention: Paul J. Pollock, Esq.

Facsimile No.: (212) 894-5511

To Kiesewetter:

Mr. Ted Kiesewetter

109 Clarewill Ave

Montclair NJ 07043

or at such other address or telecopy number (or other similar number) as either party may from time to time specify to the other.  Any notice, consent or other communication required or permitted to be given hereunder shall have been deemed to be given on the date of mailing, personal delivery or telecopy or other similar means (provided the appropriate answer back is received) thereof and shall be conclusively presumed to have been received on the second business day following the date of mailing or, in the case of personal delivery or telecopy or other similar means, the day of delivery thereof, except that a change of address shall not be effective until actually received.

15. HEADINGS.

The headings of this Agreement are for convenience of reference only and shall not affect in any manner any of the terms and conditions hereof.

16.

ACTS AND DOCUMENTS.

The parties agree to do, sign and execute all acts, deeds, documents and corporate proceedings necessary or desirable to give full force and effect to this Agreement.

17.

COUNTERPARTS.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

18.

MODIFICATIONS AND WAIVERS.

No term, provision or condition of this Agreement may be modified or discharged unless such modification or discharge is authorized by the Board of Directors of the Company and is agreed to in writing and signed by Kiesewetter.  No waiver by either party hereto of any breach by the other party hereto of any term, provision or condition of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

19.

ENTIRE AGREEMENT.

This Agreement constitutes the entire agreement between the parties with respect to the subject matter herein and supersedes all prior agreements, negotiations and discussions between the parties hereto, there being no extraneous agreements.  This Agreement may be amended only in writing executed by the parties hereto affected by such amendment.

20.

LAW GOVERNING.

Except as otherwise explicitly noted, this Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey (without giving effect to the principles of conflicts of law).

IN WITNESS WHEREOF, the parties hereto have executed this Employment Agreement on the day and year set forth above.

_______________________________

Ted Kiesewetter

INTERNATIONAL PLAYTHINGS, INC.

By:_____________________________

Name:

Title:

EXHIBIT 4.23

LOAN AGREEMENT BETWEEN CITIBANK AND INTERNATIONAL PLAYTHINGS INC.

GENERAL SECURITY AGREEMENT

Date:                                 , 2005

The undersigned (herein, whether one or more in number, referred to as "Debtor" and which, if two or more in number, shall be jointly and severally bound) with an address as it appears with the signature below, hereby agree(s) in favor of CITIBANK, F.S.B., having an office at One Court Square, Long Island City, New York 11120 (herein referred to as "Secured Party"), as follows:

1.

Security Interest.

(a)

Grant of Security.  As security for the Obligations (as defined below), Debtor hereby grants to Secured Party a first priority security interest in all of Debtor's right, title and interest, whether now existing or hereafter arising or acquired, in and to any and all items of personal property described on Schedule A hereto together with all attachments, accessions and equipment now or hereafter affixed thereto or used in connection therewith, all substitutions and replacements thereof and any supporting obligations and products and proceeds thereof (the "Collateral").

(b)

 Security for Obligations.  This Security Agreement secures the payment of all now existing or hereafter arising obligations of Debtor to Secured Party, whether primary or secondary, direct or indirect, absolute or contingent, joint or several, secured or unsecured, due or not, liquidated or unliquidated, arising by operation of law or otherwise under any promissory note, guarantee, loan or credit agreement, letter of credit, draft, acceptance, interest rate or foreign exchange agreement, mortgage or other documents evidencing indebtedness whether for principal, interest, fees, expenses or otherwise, together with all costs of collection or enforcement, including, without limitation, reasonable attorneys' fees incurred in any collection efforts or in any action or proceeding (all such obligations being the "Obligations").

(c)

Debtor Remains Liable.  This Security Agreement shall not affect Debtor's liability to perform all of its duties and obligations under the transactions giving rise to the Obligations.  The exercise by Secured Party of any of the rights hereunder shall not release Debtor from any of its duties or obligations under the transactions giving rise to the Obligations, which shall remain unchanged as if this Security Agreement had not been executed.  Secured Party shall not have any obligation or liability under the transactions giving rise to the Obligations by reason of this Security Agreement, nor shall Secured Party be obligated to perform any of the obligations or duties of Debtor thereunder or to take any action to collect or enforce any claim for payment assigned hereunder.

(d)

Continuing Agreement.  This Security Agreement shall create a continuing security interest in the Collateral and shall remain in full force and effect until payment in full of the Obligations.

2.

Debtor's Title; Liens and Encumbrances.

Debtor represents and warrants that Debtor is, or to the extent that this Security Agreement states that the Collateral is to be acquired after the date hereof, will be, the owner of the Collateral, having good and marketable title thereto, or has rights in or the power to transfer the Collateral, which is free from any and all liens, security interests, encumbrances and claims.  Debtor will not create, assume or permit to exist any such lien, security interest, encumbrance or claim on or against the Collateral except as permitted by this Security Agreement, and Debtor will promptly notify Secured Party of any such other claim, lien, security interest or other encumbrance made or asserted against the Collateral and will defend the Collateral against any such claim, lien, security interest or other encumbrance.

3.

Representations and Warranties;

Location of Collateral and Records;

Business and Trade Names of Debtor.

(a)

Debtor represents and warrants to Secured Party as follows: Debtor’s correct legal name is that indicated on the signature page of this Security Agreement and on Schedule 1 annexed hereto; the state of Debtor’s incorporation or organization is that indicated on Schedule 1 annexed hereto; Debtor has no place of business, offices where Debtor's books of account and records are kept, or places where the Collateral is used, stored or located, except as set forth on Schedule I annexed hereto.  Debtor shall promptly notify Secured Party of any change in the foregoing representation; provided, however, that without providing at least thirty (30) days prior written notice to Secured Party, Debtor shall not change its legal name, state of organization or chief executive office.  Debtor shall at all times maintain its records as to the Collateral at its chief place of business at the address referred to on Schedule I and at none other.  Debtor further covenants that, except for Collateral delivered to Secured Party or an agent for Secured Party, Debtor will not store, use or locate any of the Collateral at any place other than as listed on Schedule I annexed hereto

This form is intended for use if collateral is personal property governed by Article 9 of the Uniform Commercial Code.

(b)

Debtor currently uses, and during the last five years has used, no business or trade names, except as set forth on Schedule I annexed hereto.  Debtor shall promptly notify Secured Party, in sufficient detail, of any changes in, additions to, or deletions from the business or trade names used by Debtor for billing purposes.

(c)

The Collateral is now and will be used in Debtor's business and not for personal, family, household or farming use.

(d)

Debtor has paid and will continue to pay or otherwise provide for the payment when due, of all taxes, assessments or contributions required by law which have been or may be assessed or levied against Debtor, whether with respect to any of the Collateral, to any wages or salaries paid by Debtor, or otherwise, and will deliver satisfactory proof of such payment to Secured Party on demand.

(e)

The grant of the security interest in the Collateral is effective to vest in Secured Party a valid first priority security interest, superior to the rights of any person in and to the Collateral as set forth herein.

(f)

Debtor has not entered into a control agreement in favor of any party, except Secured Party, with respect to Collateral constituting deposit accounts or investment property, nor has Debtor executed in favor of any party, except Secured Party, an assignment of proceeds of any Collateral constituting letter of credit rights or granted to any party, except Secured Party, control pursuant to Article 9 of the Uniform Commercial Code as in effect from time to time in the State of Delaware (the “UCC”) of any Collateral constituting electronic chattel paper; and

(g)

All inventory, goods and merchandise purchased or manufactured by or on behalf of Debtor, the sale of which gives rise to an account, has been manufactured in conformity with all federal, local and state laws, including the Fair Labor Standards Act and all applicable federal, state and local statutes dealing with the control, shipment, storage or disposal of hazardous materials.

4.

Perfection of Security Interest.

Debtor shall execute all such financing statements pursuant to the UCC or other notices appropriate under applicable law, including the Federal Assignment of Claims Act and any state motor vehicles registration statute, as Secured Party may require, each in form satisfactory to Secured Party.  Debtor also shall pay all filing or recording costs with respect thereto, and all costs of filing or recording this Security Agreement or any other agreement or document executed and delivered pursuant hereto or to the Obligations (including the cost of all federal, state or local mortgage, documentary, stamp or other taxes), in each case, in all public offices where filing or recording is deemed by Secured Party to be necessary or desirable.  Debtor authorizes Secured Party to (i) file any Uniform Commercial Code financing statements or amendments thereto without the signature of Debtor or by signing of Debtor's name to any such financing statements as its attorney-in-fact, in jurisdictions in which Secured Party is unable to file financing statements or amendments without Debtor’s signature; (ii) file a photographic or other reproduction of this Security Agreement as a financing statement, (iii) file notices of assignment pursuant to the Federal Assignment of Claims Act, (iv) file applications for certificates of title or (v) take all other action which Secured Party may deem necessary or desirable to perfect or otherwise protect the liens and security interests created hereunder and to obtain the benefits of this Security Agreement.

Debtor authorizes Secured Party to file one or more financing statements with broader collateral descriptions than that provided in this Security Agreement.  Debtor also authorizes Secured Party to file any financing statements that contain any information required by Part 5 of Article 9 of the UCC for the sufficiency of filing office acceptance of any financing statement, including whether the Debtor is an organization, the type of organization, and any organization identification number issued to the Debtor.  The Debtor shall also furnish any such information to Secured Party promptly upon request.  Debtor also ratifies its authorization for Secured Party to have filed one or more financing statements or amendments thereto if filed prior to the date of this Security Agreement.

5.

General Covenants.

Debtor shall:

(a)

furnish Secured Party from time to time, at Secured Party's request, written statements and schedules further identifying and describing the Collateral in such detail as Secured Party may reasonably require;

(b)

advise Secured Party promptly, in sufficient detail, of any substantial change in the Collateral or of the occurrence of any event which would affect the value of the Collateral or Secured Party's security interest therein;

(c)

comply with all acts, rules, regulations and orders of any legislative, administrative or judicial body or official applicable to Debtor or any Collateral or to the operation of Debtor's business except where the failure to comply (i) is non-material and (ii) has no effect on the value of the Collateral or on the ability of Secured Party to exercise its rights and remedies hereunder;

(d)

perform and observe all covenants, restrictions and conditions contained in any agreement or document executed in connection with the Obligations as though the same were fully set forth in this Security Agreement;

(e)

promptly execute and deliver to Secured Party such further agreements or other instruments and take such further action from time to time as Secured Party may deem necessary to perfect, protect or enforce its security interests in the Collateral or otherwise to effect the intent of this Security Agreement;

(f)

keep or cause to be kept the Collateral in good working order and marketable condition, ordinary wear and tear excepted;

(g)

insure the Collateral against loss or damage by fire or other hazards, and extended coverage, theft, burglary, bodily injury and such other risks, with such companies and in such amounts, as is required by Secured Party at any time;

(h)

use the Collateral for lawful purposes only in conformity with all laws, rules and regulations;

(i)

allow Secured Party and its agents, at all reasonable times, to inspect any of the Collateral and to examine and make extracts from Debtor's books and records relating to the Collateral; and

(j)

not assign, sell, mortgage, lease, transfer, pledge, grant a security interest in or lien upon, encumber or otherwise dispose of or abandon, any part or all of the Collateral, without the express prior written consent of Secured Party, except for the sale from time to time in the ordinary course of business of Debtor of such items of Collateral as may constitute part of the business inventory of Debtor.

6.

Collateral Covenants.

Further, to insure the attachment, perfection and first priority of and the ability of Secured Party to enforce Secured Party’s security interest in the Collateral, the Debtor agrees, in each case at Debtor’s own expense, to take the following actions with respect to the following property insofar as such property constitutes Collateral:

(a)

Instruments, Promissory Notes, Documents and Tangible Chattel Paper.  If the Debtor shall at any time hold or acquire any instruments, promissory notes, documents or tangible chattel paper, the Debtor shall forthwith endorse, assign and deliver the same to Secured Party, accompanied by such instruments of transfer or assignment duly executed in blank as Secured Party may from time to time specify.  The Debtor shall not create any tangible chattel paper without placing a legend on the chattel paper acceptable to Secured Party indicating that Secured Party has a security interest in the chattel paper.

(b)

Deposit Accounts.  For each deposit account that Debtor at any time opens or maintains, the Debtor shall, at Secured Party’s request and option, pursuant to an agreement in form and substance satisfactory to Secured Party, either (i) cause the depositary bank to agree to comply at any time with instructions from Secured Party to such depositary bank directing the disposition of funds from time to time credited to such deposit account, without further consent of Debtor, or (ii) arrange for Secured Party to become the customer of the depositary bank with respect to the deposit account, with Debtor being permitted, only with the consent of Secured Party, to exercise rights to withdraw funds from such deposit account.  The provisions of this subparagraph shall not apply to (x) any deposit account for which Debtor, the depositary bank and Secured Party have entered into a cash collateral agreement specially negotiated among Debtor, the depositary bank and Secured Party for the specific purpose set forth therein, and (y) deposit accounts specially and exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of Debtor’s salaried employees.

(c)

Investment Property.  If Debtor shall at any time hold or acquire any certificated securities, Debtor shall forthwith endorse, assign and deliver the same to Secured Party, accompanied by such instruments of transfer or assignment duly executed in blank as Secured Party may from time to time specify.  If any securities now or hereafter acquired by Debtor are uncertificated and are issued to Debtor or its nominee directly by the issuer thereof, Debtor shall immediately notify Secured Party thereof and, at Secured Party’s request and option, pursuant to an agreement in form and substance satisfactory to Secured Party, either (i) cause the issuer to agree to comply with instructions from Secured Party as to such securities, without further consent of Debtor or such nominee, or (ii) arrange for Secured Party to become the registered owner of the securities.  If any securities, whether certificated or uncertificated, financial assets or other investment property now or hereafter acquired by Debtor are held by Debtor or its nominee through a securities intermediary or commodity intermediary, Debtor shall immediately notify Secured Party thereof and, at Secured Party’s request and option, pursuant to an agreement in form and substance satisfactory to Secured Party, either (x) cause such securities intermediary to agree to comply with entitlement orders or other instructions from Secured Party to such securities intermediary as to such securities or financial assets or other investment property, without the further consent of Debtor or such nominee, or (y) in the case of financial assets or other investment property held through a securities intermediary, arrange for Secured Party to become the entitlement holder with respect to such investment property, with Debtor being permitted, only with the consent of Secured Party, to exercise rights to withdraw or otherwise deal with such investment property.

(d)

Collateral in the Possession of a Bailee.  If any goods are at any time in the possession of a bailee, Debtor shall promptly notify Secured Party thereof and, if requested by Secured Party, shall promptly obtain an acknowledgment from the bailee, in form and substance satisfactory to Secured Party, that the bailee holds such Collateral for the benefit of Secured Party and shall act upon the instructions of Secured Party, without the further consent of Debtor.

(e)

Electronic Chattel Paper and Transferable Records.  If Debtor at any time holds or acquires an interest in any electronic chattel paper, Debtor shall promptly notify Secured Party thereof and, at the request of Secured Party, shall take such action as Secured Party may request to vest in Secured Party control, under Section 9-105 of the UCC, of such electronic chattel paper.

(f)

Letter of Credit Rights.  If Debtor is at any time a beneficiary under a letter of credit now or hereafter issued in favor of Debtor, Debtor shall promptly notify Secured Party thereof and, at the request and option of Secured Party, the Debtor shall, pursuant to an agreement in form and substance satisfactory to Secured Party, either (i) arrange for the issuer and any confirmer of such letter of credit to consent to an assignment to Secured Party of the proceeds of any drawing under the letter of credit or (ii) arrange for Secured Party to become the transferee beneficiary of the letter of credit, with Secured Party agreeing, in each case, that the proceeds of any drawing under the letter to credit are to be applied in reduction of the Obligations, or to be held as Collateral, as Secured Party in its sole discretion shall deem appropriate.

(g)

Commercial Tort Claims.  If Debtor shall at any time hold or acquire a commercial tort claim, Debtor shall immediately notify Secured Party in a writing signed by Debtor of the details thereof and grant to Secured Party in such writing a security interest therein and in the proceeds thereof, all upon the terms of this Security Agreement, with such writing to be in form and substance satisfactory to Secured Party.

7.

Assignment of Insurance.

At or prior to the date hereof, Debtor shall deliver to Secured Party certificates of the issuing companies with respect to all policies of insurance owned by Debtor covering or in any manner relating to the Collateral, in form and substance satisfactory to Secured Party, naming Secured Party as an additional insured party as its interests may appear with respect to liability coverage and as loss payee with respect to property and extended insurance coverage, and indicating that no such policy will be terminated, or reduced in coverage or amount, without at least thirty (30) days prior written notice from the insurer to Secured Party.  Debtor hereby assigns to Secured Party all sums, including returned or unearned premiums, which may become payable under or in respect of any such policy of insurance, and Debtor hereby directs each insurance company issuing any such policy to make payment of sums directly to Secured Party.  Debtor hereby appoints Secured Party as Debtor's attorney-in-fact with authority to endorse any check or draft representing any such payment and to execute any proof of claim, subrogation receipt and any other document required by such insurance company as a condition to or otherwise in connection with such payment, and upon the occurrence of any Event of Default, to cancel, assign or surrender any such policies.  All such sums received by Secured Party shall be applied by Secured Party to satisfaction of the Obligations or, to the extent that such sums represent unearned premiums in respect of any policy of insurance on the Collateral refunded by reason of cancellation, toward payment for similar insurance protecting the respective interests of Debtor and Secured Party, or as otherwise required by applicable law.

8.

Fixtures.

Except to the extent that fixtures are included in the description of the Collateral in Schedule A hereto, it is the intent of Debtor and Secured Party that none of the Collateral is or shall be regarded as fixtures, as that term is used or defined in Article 9 of the UCC, and Debtor represents and warrants that it has not made and is not bound by any lease or other agreement which is inconsistent with such intent. Nevertheless, if the Collateral or any part thereof is or is to become attached or affixed to any real estate, Debtor will, upon request, furnish Secured Party with a disclaimer or subordination in form satisfactory to Secured Party of the holder of any interest in the real estate to which the Collateral is attached or affixed, together with the names and addresses of the record owners of, and all other persons having interest in, and a general description of, such real estate.

9.

Collections.

(a)

Except as otherwise provided herein, Debtor may collect all checks, drafts, cash or other remittances (i) in payment of any of its accounts, contract rights or general intangibles constituting part of the Collateral, (ii) in payment of any Collateral sold, transferred, leased or otherwise disposed of, or (iii) in payment of or on account of its accounts, contracts, notes, drafts, acceptances and all other forms of obligations relating to any of the Collateral so sold, transferred, or leased or otherwise disposed of.  All of the foregoing amounts so collected after the occurrence of an Event of Default shall be held in trust by Debtor for and as the property of Secured Party, and shall not be commingled with other funds, money or property of Debtor.

(b)

Upon the request of Secured Party, Debtor will immediately upon receipt of all such checks, drafts, cash or other remittances in payment of any of its accounts, contract rights or general intangibles constituting part of the Collateral or in payment for any Collateral sold, transferred, leased or otherwise disposed of, deliver any such items to Secured Party accompanied by a remittance report in form supplied or approved by Secured Party.  Debtor shall deliver such items in the same form received, endorsed or otherwise assigned by Debtor where necessary to permit collection of such items.

(c)

Upon the request of Secured Party, Debtor will promptly notify Secured Party in writing of the return or rejection of any goods represented by any accounts, contract rights or general intangibles and Debtor shall forthwith account therefor to Secured Party in cash without demand or notice.  Until such payment has been received by Secured Party, Debtor will receive and hold all such goods separate and apart, in trust for and subject to the security interest in favor of Secured Party, and Secured Party is authorized to sell, for Debtor's account and at Debtor's sole risk, all or any part of such goods.

(d)

In its discretion, Secured Party may, upon the occurrence of an Event of Default, in its name or Debtor's or otherwise, notify any account debtor or obligor of any account, contract, instrument, chattel paper or general intangible or the securities intermediary of any Collateral consisting of investment property or the custodian of any Collateral consisting of deposit accounts or electronic chattel paper or the issuer of any letters of credit subject to the control of Secured Party included in the Collateral to make payment to Secured Party.

(e)

All of the foregoing remittances shall be applied and credited by Secured Party in accordance with the provisions of Section 11(c) of this Security Agreement.

10.

Events of Default.

The occurrence of any one or more of the following events shall constitute an event of default ("Event of Default") by Debtor under this Security Agreement: (a) if a "Default" or "Event of Default" shall occur under the terms of any agreement giving rise to or executed in connection with the Obligations or if the Obligations are not paid when due or demanded; (b) if at any time Secured Party shall, in its sole discretion, consider the Obligations insecure or any part of the Collateral unsafe, insecure or insufficient, and Debtor shall not on demand furnish other collateral or make payment on account, satisfactory to Secured Party; (c) if Debtor or any obligor, guarantor of or any party to any of the Obligations or the Collateral (the same, including Debtor, being collectively referred to herein as "Obligors") shall default in the punctual payment of any sum payable with respect to, or in the observance or performance of any of the terms and conditions of, any Obligations or of this Security Agreement or any other agreement between any Obligor and Secured Party; (d) if any warranty or representation made to Secured Party by or on behalf of any Obligor is false or misleading in any material respect; (e) if a control agreement has been entered into with respect to investment property or deposit accounts, or the Secured Party has control of letter of credit rights or electronic chattel paper, the termination or purported termination of such control agreement without the Secured Party’s consent, or the securities intermediary thereto or the custodian or issuer of the property subject to the control agreement or the issuer of a letter of credit that has been assigned to Secured Party or the custodian of electronic chattel paper in which the Secured Party has been granted a security interest hereunder challenges the validity of or its liability under the control agreement or disputes the assignment of such property to Secured Party or Secured Party’s control of such property or any default occurs thereunder; (f) in the event of loss, theft, substantial damage to or destruction of any Collateral, or the making or filing of any lien, levy, or execution on, or seizure, attachment or garnishment of, any of the Collateral; (g) if any of the Obligors being a natural person or any general partner or member of an Obligor which is a partnership or a limited liability company, shall die or (being a partnership, limited liability company or corporation) shall be dissolved, or if any of the Obligors (if an entity) shall fail to maintain its existence in good standing; (h) if any of the Obligors shall become insolvent (however defined or evidenced) or make an assignment for the benefit of creditors, or make or send notice of an intended bulk transfer, or if there shall be convened a meeting of the creditors or principal creditors of any of the Obligors or if a committee of creditors is appointed for any of them; (i) if there shall be filed by or against any of the Obligors any petition for any relief under the bankruptcy laws of the United States now or hereafter in effect or under any insolvency, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction now or hereafter in effect (whether at law or in equity); (j) if the usual business of any of the Obligors shall be terminated or suspended; (k) if any proceedings, procedure or remedy supplementary to or in enforcement of judgment shall be commenced against, or with respect to any property of, any of the Obligors; (l) if any petition or application to any court or tribunal, at law or in equity, be filed by or against any of the Obligors for the appointment of any receiver or trustee for any of the Obligors or any part of the property of any of them; or (m) the existence or occurrence at any time of one or more conditions or events which, in the sole opinion of the Bank, has resulted or is reasonably likely to result in a material adverse change in the business, properties or financial condition of the Debtor.

11.

Rights and Remedies.

(a)

In the event of the occurrence and continuance of any Event of Default, Secured Party shall at any time thereafter have the right, with or without (to the extent permitted by applicable law) notice to Debtor, as to any or all of the Collateral, by any available judicial procedure or without judicial process, to take possession of the Collateral and without liability for trespass to enter any premises where the Collateral may be located for the purpose of taking possession of or removing the Collateral, and generally to exercise any and all rights afforded to a secured party under the UCC or other applicable law.  Without limiting the generality of the foregoing, Debtor agrees that Secured Party shall have the right to sell, lease, license, or otherwise dispose of all or any part of the Collateral, whether in its then condition or after further preparation or processing, either at public or private sale or at any broker's board, in lots or in bulk, for cash or for credit, with or without warranties or representations, and upon such terms and conditions, all as Secured Party in its sole discretion may deem advisable, and Secured Party shall have the right to purchase at any such sale; and, if any Collateral shall require rebuilding, repairing, maintenance, preparation, or is in process or other unfinished state, Secured Party shall have the right, at its sole option and discretion, and at Debtor's sole cost and expense, to do such rebuilding, repairing, preparation, processing or completion of manufacturing, for the purpose of putting the Collateral in such saleable or disposable form as it shall deem appropriate.  At Secured Party's request,

Debtor shall assemble the Collateral and make it available to Secured Party at places which Secured Party shall select, whether at Debtor's premises or elsewhere, and make available to Secured Party, without rent, all of Debtor's premises and facilities for the purpose of Secured Party's taking possession of, removing or putting the Collateral in saleable or disposable form.  If any of the Collateral consists of motor vehicles, Secured Party may use Debtor's license plates.

(b)

Any such sale, lease, license, or other disposition of Collateral may be made without demand for performance or any notice of advertisement whatsoever except where an applicable statute requires reasonable notice of sale or other disposition.  Unless the Collateral is perishable or threatens to decline speedily in value or is of the type customarily sold on a recognized market, if notice of intended disposition of any Collateral is required by law, it is agreed that ten (10) days’ prior written notice by ordinary mail, postage prepaid of the time and place of any public sale or of the time at which any private sale or other intended disposition is to be made constitutes reasonable notice, unless a shorter period of time is permitted under the UCC.  Notwithstanding the foregoing, if any of the Collateral is perishable and may be materially diminished in value during such ten day period, Secured Party shall provide Debtor with such shorter notice as it deems reasonable under the circumstances.

(c)

The proceeds of any such sale, lease, license, or other disposition of the Collateral shall be applied first to the expenses of retaking, holding, storing, processing and preparing for sale, selling, and the like, and to the reasonable attorneys' fees and legal expenses incurred by Secured Party, and then to satisfaction of the Obligations, and to the payment of any other amounts required by applicable law, after which Secured Party shall account to Debtor for any surplus proceeds.  If, upon the sale, lease, license or other disposition of the Collateral, the proceeds thereof are insufficient to pay all amounts to which Secured Party is legally entitled, Debtor will be liable for the deficiency, together with interest thereon, at the rate prescribed in the agreements giving rise to the Obligations, and the reasonable fees of any attorneys employed by Secured Party to collect such deficiency.  To the extent permitted by applicable law, Debtor waives all claims, damages and demands against Secured Party arising out of the repossession, removal, retention or sale of the Collateral.

(d)

In addition to the foregoing rights, in the event of the occurrence and continuance of any Event of Default, Secured Party may deliver a notice of exclusive control under any control agreement specifying that Secured Party has the exclusive right to give entitlement orders with respect to investment property covered by such control agreement or to otherwise direct the disposition of any deposit account subject to a control agreement or any electronic chattel paper or letter of credit rights controlled by Secured Party.  Secured Party shall have no obligation to clean-up or otherwise prepare the Collateral for sale.  Secured Party may sell the Collateral without giving any warranties as to the Collateral.  Secured Party may disclaim any warranties of title or the like.

(e)

To the extent that applicable law imposes a duty on Secured Party to exercise any remedy in a commercially reasonable manner, Debtor acknowledges and agrees that it is not commercially unreasonable for Secured Party (a) to fail to incur expenses reasonably deemed significant by Secured Party to prepare Collateral for disposition or otherwise to complete raw material or work in process into finished goods or other finished products for disposition, (b) to fail to obtain third party consents for access to Collateral to be disposed of, or to obtain or, if not required by other law, to fail to obtain governmental or third party consents for the collection or disposition of Collateral to be collected or disposed of, (c) to fail to exercise collection remedies against account debtors or other persons obligated on Collateral or to remove liens or encumbrances on or any adverse claims against Collateral, (d) to exercise collection remedies against account debtors and other persons obligated on Collateral directly or through the use of collection agencies and other collection specialists, (e) to advertise dispositions of Collateral through publications or media of general circulation, whether or not the Collateral is of a specialized nature, (f) to contact other persons, whether or not in the same business as Debtor, for expressions of interest in acquiring all or any portion of the Collateral, (g) to hire one or more professional auctioneers to assist in the disposition of Collateral, whether or not the Collateral is of a specialized nature, (h) to dispose of Collateral by utilizing Internet sites that provide for the auction of assets of the types included in the Collateral or that have the reasonable capability of doing so, or that match buyers and sellers of assets, (i) to dispose of assets in wholesale rather than retail markets, (j) to disclaim disposition warranties, (k) to purchase insurance or credit enhancements to insure Secured Party against risks of loss, collection or disposition of Collateral or to provide to Secured Party a guaranteed return from the collection or disposition of Collateral, or (l) to the extent deemed appropriate by Secured Party, to obtain the services of other brokers, investment bankers, consultants and other professionals to assist Secured Party in the collection or disposition of any of the Collateral.  Debtor acknowledges that the purpose of this subparagraph is to provide non-exhaustive indications of what actions or omissions by Secured Party would not be commercially unreasonable in Secured Party’s exercise of remedies against the Collateral and that other actions or omissions by Secured Party shall not be deemed commercially unreasonable solely on account of not being indicated in this subparagraph.  Without limitation upon the foregoing, nothing contained in this subparagraph shall be construed to grant any rights to Debtor or to impose any duties on Secured Party that would not have been granted or imposed by this Agreement or by applicable law in the absence of this subparagraph, SECURED PARTY SHALL HAVE NO DUTY OR OBLIGATION TO EXERCISE ANY OF THE AFORESAID RIGHTS AND REMEDIES AND SHALL NOT BE RESPONSIBLE FOR ANY FAILURE TO DO SO, FOR ANY DELAY IN DOING SO OR FOR ANY LOSS IN THE VALUE OF THE COLLATERAL RESULTING FROM SECURED PARTY’S ACTION OR INACTION.

12.

Costs and Expenses.

Any and all fees, costs and expenses, of whatever kind or nature, including the reasonable attorneys' fees and legal expenses incurred by Secured Party, in connection with the filing or recording of financing statements and other documents (including all taxes in connection therewith) in public offices, the payment or discharge of any taxes, insurance premiums, encumbrances or otherwise protecting, maintaining or preserving the Collateral and Secured Party's security interest therein, or in defending or prosecuting any actions or proceedings arising out of or related to the transaction to which this Security Agreement relates, shall be paid by Debtor on demand.  Until so paid, all such amounts shall be added to the principal amount of the Obligations and shall bear interest at the rate prescribed in the agreements giving rise to the Obligations.

13.

Power of Attorney.

Debtor authorizes Secured Party and does hereby make, constitute and appoint Secured Party, and any officer or agent of Secured Party, with full power of substitution, as Debtor's true and lawful attorney-in-fact, with power, in its own name or in the name of Debtor to take any of the following action upon the occurrence of an Event of Default: (a) to endorse any notes, checks, drafts, money orders, or other instruments of payment (including payments payable under or in respect of any policy of insurance) in respect of the Collateral that may come into possession of Secured Party; (b) to sign and endorse any invoice, freight or express bill, bill of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications and notices in connection with accounts, and other documents relating to Collateral; (c) to pay or discharge any taxes, liens, security interest or other encumbrances at any time levied or placed on or threatened against the Collateral; (d) to demand, collect, receipt for, compromise, settle and sue for monies due in respect of the Collateral; (e) to receive, open and dispose of all mail addressed to Debtor and to notify the Post Office authorities to change the address for delivery of mail addressed to Debtor to such address as Secured Party may designate; and (f) generally to do all acts and things which Secured Party deems necessary to protect, preserve and realize upon the Collateral and Secured Party's security interest therein.  Debtor hereby approves and ratifies all acts of said attorney or designee, who shall not be liable for any acts of commission or omission, nor for any error or judgment or mistake of fact or law except for its own gross negligence or willful misconduct.  This power of attorney shall be irrevocable for the term of this Security Agreement and thereafter as long as any of the Obligations shall be outstanding.

14.

Notices.

Unless the party to be notified otherwise notifies the other party in writing as provided in this Section, notices shall be given hereunder by ordinary first class mail, by certified mail or by recognized overnight delivery services to Debtor at its address specified in Schedule I to this Security Agreement as the location where records are kept and to Secured Party at One Court Square, Long Island City, New York 11120, Attn: Legal Department.  Notices shall be effective (a) if given by first class mail on the fifth day after deposit in the mails with postage prepaid, addressed as aforesaid; (b) if given by certified mail, on the third day after deposit in the mails with postage prepaid, addressed as aforesaid; (c) if given by recognized overnight delivery service, on the business day following deposit with such service, addressed as aforesaid; provided that all notices to Secured Party shall be effective on receipt.

15.

Other Security.

To the extent that the Obligations are now or hereafter secured by property other than the Collateral or by the guarantee, endorsement or property of any other person, then Secured Party shall have the right in its sole discretion to pursue, relinquish, subordinate, modify or take any other action with respect thereto, without in any way modifying or affecting any of Secured Party's rights and remedies hereunder.

16.

Further Security.

To further secure the Obligations, Debtor hereby grants, pledges and assigns to Secured Party a continuing lien on, security interest in and rights of set-off in all money, securities and other property of Debtor, and the proceeds thereof, now or hereafter actually or constructively held or received by or for Secured Party or any affiliate of Secured Party.  Debtor hereby authorizes Secured Party to deliver a copy of this Security Agreement to others as written notification of Debtor's transfer of a security interest in the foregoing property.  Secured Party is hereby authorized at any time and from time to time, without notice, to apply all or part of such moneys, securities, property, proceeds, deposits or credits to any of the Obligations in such amounts as Secured Party may elect in its sole and absolute discretion, although the Obligations may then be contingent or unmatured and whether or not the collateral security may be deemed adequate.

17.

Miscellaneous.

(a)

Beyond the safe custody thereof, Secured Party shall have no duty as to the collection of any Collateral in its possession or control or in the possession or control of any agent or nominee of Secured Party, or any income thereon or as to the preservation of rights against prior parties or any other rights pertaining thereto.

(b)

No course of dealing between Debtor and Secured Party, or Secured Party's failure to exercise or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof.  Any single or partial exercise of any right, power or privilege hereunder shall not preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)

All of Secured Party's rights and remedies with respect to the Collateral, whether established hereby or by any other agreements, instruments or documents or by law, shall be cumulative and may be exercised singly or concurrently.

(d)

This Security Agreement may be amended or modified only by a writing signed by all of the parties hereto and any provision hereof may be waived only by a writing signed by the Secured Party.

(e)

The provisions of this Security Agreement are severable, and if any clause or provision shall be held invalid or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect only such clause or provision, or part thereof, in such jurisdiction and shall not in any manner affect such clause or provision in any other jurisdiction, or any other clause or provision of this Security Agreement in any jurisdiction.

(f)

The benefits of this Security Agreement shall inure to the benefit of the successors and assigns of Secured Party.  The rights and obligations of Debtor under this Security Agreement shall not be assigned or delegated without the prior consent of Secured Party.

(g)

THIS SECURITY AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ITS CONFLICTS OF LAWS PRINCIPLES, including without limitation, the UCC.  All terms defined in the UCC and used herein shall have the meaning specified in the UCC, unless otherwise defined herein.

(h)

Debtor hereby irrevocably consents to the jurisdiction of the courts of the State of New York and of any Federal Court located in such State in connection with any action or proceeding arising out of or relating to the Obligations, this Security Agreement or the Collateral, or any document or instrument delivered with respect to any of the Obligations.  Debtor hereby waives personal service of any summons, complaint or other process in connection with any such action or proceeding and agrees that the service thereof may be made by certified mail directed to Debtor at the address provided herein for receipt of notices.  Debtor so served shall appear or answer to such summons, complaint or other process within thirty days after the mailing thereof.  Should Debtor so served fail to appear or answer within said thirty-day period, Debtor shall be deemed in default and judgment may be entered by Secured Party against Debtor for the amount or such other relief as may be demanded in any summons, complaint or other process so served.  In the alternative, in its discretion Secured Party may effect service upon Debtor in any other form or manner permitted by law.

(i)

IN THE EVENT OF ANY LITIGATION RELATING TO THIS SECURITY AGREEMENT OR THE OBLIGATIONS, DEBTOR WAIVES ANY AND ALL RIGHTS TO A TRIAL BY JURY.

IN WITNESS WHEREOF, the Debtor has executed this Security Agreement as of the day and year first written above.

Witness:________________________

International Playthings, Inc.

By: _______________________________

Name:

Title:

Address:

75 Lackawanna Ave.

Parsippany, NJ 07054

SCHEDULE I

TO

GENERAL SECURITY AGREEMENT

Offices Where Records Are Kept:

75 Lackawanna Ave.

Parsippany, NJ 07054

Other Locations Where Collateral

Is Stored, Used or Located:

N/A

Debtor’s Legal Name:

International Playthings, Inc.

Debtor’s Trade Names:

N/A

Debtor’s State of Incorporation

or Organization:

Delaware

SCHEDULE A TO GENERAL SECURITY AGREEMENT DATED                                    , 2005

All personal property of Debtor, now owned and hereafter acquired, of every kind and description wherever located, including, without limitation all accounts, general intangibles, chattel paper (whether tangible or electronic), instruments (including promissory notes), documents, goods (including inventory, equipment and fixtures and embedded software and all accessions to any goods); letter of credit rights (whether or not the letter of credit is evidenced by a writing), financial assets and investment property, deposit accounts (whether or not maintained at Secured Party), commercial tort claims, supporting obligations and all products and proceeds thereof.

International Playthings, Inc.

By: _______________________________

Name:

Title:

February 15, 2005

International Playthings, Inc.

(f/k/a IPI Acquisition Corp.)

75 Lackawanna Avenue

Parsippany, NJ 07054

Re:

$10,000,000 borrowing base line of credit

$500,000 term loan line

$1,000,000 foreign exchange line

Gentlemen or Ladies:

Citibank, F.S.B. ("Citibank") is pleased to advise you it holds available for International Playthings, Inc. f/k/a IPI Acquisition Corp. (the "Borrower"), a corporation organized and in good standing under the laws of the State of Delaware, (i) a borrowing base line of credit (the "Line") in the amount of $10,000,000, (ii) a term loan line (the “Term Loan Line”) in the amount of $500,000 and (iii) a foreign exchange line in the amount of $1,000,000 (the “F/X Line” together with the Line and Term Loan Line being collectively the “Credit Facilities”), subject to the following terms and conditions:

1.

Description of the Line:

Loans provided under the Line shall be evidenced by Citibank's Master Note (the "Note") in the amount of the Line.  Each advance thereunder shall bear interest at a rate to be elected by the Borrower at the time of each request for an advance equal to either:

(i)

Prime Rate Option:

A rate of interest equal to 1/2% below the prime rate of interest as published in the Money Rates column of the Wall Street Journal from time to time (the “Prime Rate”).  Any change in the Prime Rate shall take effect on the date of the change in the Prime Rate, or

(ii)

LIBOR Rate Option:

A rate per annum equal to the Reserve Adjusted LIBOR, as such term is defined in the Note, plus a margin of 175 basis points for interest periods of 30, 60, 90 or 180 days.

Interest on the unpaid principal balance of the Note from time to time outstanding shall be payable monthly in arrears commencing on the first day of the month following the date of the first advance under the Note. Any advance under the Line made by Citibank in its discretion shall be in an amount not less than $100,000 for Prime Rate advances and $500,000 for LIBOR Rate advances.

In the case of a Prime Rate advance, such advance may be prepaid, in whole or in part, in increments of not less that $100,000, without premium or penalty.

Notwithstanding anything to the contrary herein or elsewhere, the Borrower hereby assumes all outstanding amounts under the line of credit between Citibank and International Playthings, Inc., a New Jersey corporation (the “Previous Line of Credit”).  The aggregate amount outstanding under the Previous Line of Credit shall be deemed to have been advanced by Citibank under the Line and the maximum availability under the Line shall be reduced by the aggregate unpaid outstanding amount under the Previous Line of Credit (in addition to the borrowing base formula described below).

The Borrower agrees to indemnify Citibank and hold Citibank harmless from any loss or expense that Citibank may sustain or incur, as more particularly described in the Note should the Borrower make any prepayment of the principal of an advance hereunder bearing interest at the LIBOR Rate or in the event of a default by the Borrower in the payment or performance of any terms of the Note or this line letter.

There shall be available under the Line a sublimit for commercial letters of credit (each, an "L/C" and collectively, the "L/Cs") in the amount of $2,000,000.

The maximum tenor for each L/C shall be 180 days.  Each L/C issued under the Line shall be governed by the terms and conditions set forth in Citibank's Master Letter of Credit Agreement.  There shall be payable in respect of each L/C, a fee equal to 1/8% upon the opening and 1/8% upon the negotiation thereof together with Citibank's fees and charges therewith.

Notwithstanding any provisions herein to the contrary, the maximum availability under the Line shall not exceed an amount determined with application to the following borrowing base formula:

The sum of (i) eighty-five percent (85%) of the Borrower's "Eligible Accounts Receivable", that is, all accounts of the Borrower dated not more than sixty (60) days from their respective due dates (including Canadian receivables up to $750,000 in the aggregate), excluding accounts deemed ineligible by Citibank in its sole reasonable discretion and (ii) the lesser of fifty percent (50%), reducing to thirty-five percent (35%) in November and December of each year, of the sum of the Borrower's "Eligible Inventory" and "L/Cs” or $4,250,000 (the "Borrowing Limit"). Terms used in this paragraph shall have the meaning given to such terms in the Borrowing Base Certificate, identified herein.  The aggregate of all advances and loans under the Line shall at no time exceed the availability under the Borrowing Limit and the Borrower shall pay to Citibank promptly after demand such amounts as may be necessary from time to time to reduce the aggregate of all such loans and advances to an amount not in excess of the Borrowing Limit.

2.

Description of the Term Loan Line:

Advances for equipment term loans under the Term Loan Line shall be evidenced by Citibank's Commercial Note (the "Term Note") in the amount of each such advance thereunder, and shall bear interest at a rate to be elected by the Borrower equal to either (i) a rate of 1/2% in excess of the Prime Rate, or (ii) a fixed rate of 250 basis points in excess of the yield on United States Treasury Notes having maturities approximately equal to the maturity of the term loan.  Each term loan shall be in the minimum principal amount of $150,000 and shall mature not more than five (5) years from its closing at which time the entire unpaid principal balance thereof shall be due and payable. The Borrower shall be permitted to make prepayments in an amount not to exceed to $50,000 in any one fiscal year on any term loan bearing interest at a fixed rate but not any earlier than twelve (12) months after its funding.

 Advances for leasehold improvements under the Term Loan Line shall be evidenced by the Term Note in the amount of each such advance thereunder, and shall bear interest at a rate equal to 1/2% in excess of the Prime Rate.  Each term loan shall mature three (3) years from its closing and shall be repayable in thirty-six (36) equal, consecutive monthly principal payments plus interest.

The purpose of the Term Loan Line shall be to finance the acquisition of new equipment and leasehold improvements.

3.

Description of the F/X Line:

The F/X Line shall be available to hedge against fluctuations in foreign currencies. The F/X Line shall be evidenced by such agreements and documents as Citibank or any of its affiliates that shall process foreign exchange transactions on behalf of Citibank shall reasonably require from time to time.

The Borrower acknowledges and agrees that the Credit Facilities are uncommitted and requests for advances or extensions of credit thereunder shall be approved in the discretion of Citibank, which may refuse to make an extension of credit under the Credit Facilities at any time without prior notice to the Borrower, and that the performance or compliance by the Borrower of the agreements contained in this letter, or in any other document or agreement evidencing or securing such advances or extensions of credit, shall not obligate Citibank to make an advance or provide an extension of credit thereunder.

Subject to the terms and conditions hereof, the Credit Facilities shall be available until June 30, 2006.

4.

Purpose of the Line:

The purpose of the Line shall be to support the collection of accounts receivable and to finance inventory purchases.

5.

Security for the Credit Facilities:

The Credit Facilities shall be secured by a first priority security interest in all assets and personal property of the Borrower pursuant to Citibank's General Security Agreement and duly filed UCC-1 Financing Statements.

Each advance under the Term Loan Line shall be secured by a first priority security interest in all equipment financed thereby pursuant to Citibank's General Security Agreement and duly filed UCC-1 Financing Statements.

6.

Conditions Precedent:

Prior to the Borrower's initial request for an advance under the Credit Facilities, it shall have provided to Citibank, if it has not already done so:

(i)

A copy of the resolutions passed by the Borrower's Board of Directors certified by its Secretary as being in full force and effect authorizing the borrowing described herein and the execution of all documents and agreements required by Citibank to evidence and secure the Credit Facilities; and

(ii)

A certified copy of the certificate of incorporation of the Borrower.

7.

Financial Reporting:

The Borrower shall provide to Citibank:

(i)

As soon as available, but in any event within ninety  (90) days after the last day of its December 31, 2004 fiscal year, a balance sheet of the Borrower, as of such last day of the fiscal year, and statements of income and retained earnings and cash flows for such fiscal year prepared in accordance with generally accepted accounting principles consistently applied, in reasonable detail, such statements to be audited by a firm of independent certified public accountants satisfactory to Citibank.

(ii)

As soon as available, but in any event within one hundred twenty  (120) days after the last day of each fiscal year, a balance sheet of the Borrower, as of such last day of the fiscal year, and statements of income and retained earnings and cash flows for such fiscal year prepared in accordance with generally accepted accounting principles consistently applied, in reasonable detail, such statements to be audited by a firm of independent certified public accountants satisfactory to Citibank.

(iii)

As soon as available, but in any event within sixty (60) days after the last day of each semi-annual, a balance sheet of the Borrower as of the last day of such semi-annual period, and statements of income and retained earnings and cash flows for such period, each prepared in accordance with generally accepted accounting principles consistently applied, in reasonable detail, such statements to be prepared on a review basis by a firm of independent certified public accountants satisfactory to Citibank.

(iv)

As soon as available, but in any event within sixty (60) days after the end of the first and third fiscal quarters, a balance sheet of the Borrower and statements of income and retained earnings and cash flows of the Borrower for such quarter, and the portion of the fiscal year through such date all in reasonable detail, such statements to be prepared by the Borrower in accordance with generally accepted accounting principles consistently applied.

(v)

As soon as available, but in any event within one hundred twenty (120) days after the end of the 2004 fiscal year, a copy of the Form 20-F filed or to be filed with the Securities and Exchange Commission (“SEC”) for Grand Toys International, Ltd. (“Grand”).

(vi)

As soon as available, but in any event within sixty (60) days after the end of each fiscal quarter, a copy of the Form 6-K report filed or to be filed with the SEC for Grand.

Each of the financial statements specified in Sections (i), (ii), (iii), (iv), (v)  and (vi) above shall be accompanied by a certificate signed by the president or chief financial officer of the Borrower to the effect that such statements fairly present the financial condition of the Borrower as of the balance sheet date and results of the operations of the Borrower for the period(s) then ended in accordance with generally accepted accounting principles consistently applied.

(vii)

As soon as available, but in any event within fifteen (15) days after the end of each calendar month, a statement, in such form and in such detail as Citibank may reasonably require, setting forth a description of the Borrower's inventory and its valuation as of the end of such month, accompanied by a certificate signed by the Borrower's president or chief financial officer to the effect that such statement is true and correct and has been prepared in accordance with the Borrower's prior methods and procedures.

(viii)

As soon as available, but in any event within fifteen (15) days after the end of each calendar month, schedules of accounts receivable and accounts payable aged to show the number of days each such account has been outstanding from its invoice date, in form satisfactory to Citibank and accompanied by a statement signed by the Borrower's president or chief financial officer to the effect that such statement is true, correct and complete.

(ix)

As soon as available, but in any event within fifteen (15) days after the end of each calendar month, a Borrowing Base Certificate, in form and substance satisfactory to Citibank.

(x)

As soon as available, but in any event within one hundred twenty (120) days after the last day of each fiscal year, internally prepared financial projections, in form and substance satisfactory to Citibank.

(xi)

Within fifty-nine (59) days of the date hereof, an inception statement of the Borrower prepared by Berenson, LLP, in form and substance satisfactory to Citibank.

(xii)

Within fifty-nine (59) days of the date hereof, pro forma 2005 projections by the Borrower reflecting covenant compliance with financial covenants described herein.

(xiii)

Such other financial or additional information as Citibank may from time to time request.

8.

Special Requirements:

a.

The Borrower agrees to maintain:

(i)

a minimum working capital (the excess of current assets over current liabilities) of not less than $3,500,000 at each June 30th semi annual period and not less than $4,500,000 at each fiscal year end;

(ii)

a capital base (the sum of capital surplus, earned surplus, capital stock and such other items as are allowable under generally accepted accounting principles and subordinated liabilities minus deferred charges, intangibles, receivables due from stockholders, officers or affiliates and treasury stock) in an amount not less than $4,000,000 at each June 30th semi annual period and not less than $5,500,000 at each fiscal year end;

(iii)

a maximum leverage ratio (the ratio of total unsubordinated liabilities to capital base) of not greater than 2.75 to 1.0 at all times.

b.

The Borrower shall maintain hazard insurance on its inventory and equipment with a financially sound and reputable insurance company in such amounts as are necessary to cover not less than the replacement cost of such inventory and equipment and covering such risks as are usually carried by companies engaged in the same or similar business which insurance policy shall be endorsed to name Citibank lender loss payee.

c)

Citibank shall have conducted or received a field examination of the Borrowers books and records and their operations by May 31, 2005, prepared by Citibank, its designee or an auditor satisfactory to Citibank at the Borrowers’ sole cost and expense, which shall disclose no adverse facts or circumstances not currently known to Citibank.

d)

The Borrower shall not pay or accrue any dividends or distributions in any fiscal year to any of its shareholders in excess of an aggregate amount of its net income as stated in the financial statements delivered to Citibank in accordance with paragraph 7(i) hereof for such fiscal year, and such dividends or distributions shall be made only after the Borrower demonstrates to Citibank in a manner satisfactory to Citibank that the Borrower is, and will be, in full compliance with all covenants contained herein both immediately prior to and after giving effect to such dividends or distributions.

e)

The Borrower agrees that it shall not make any investments, advances or loans to Grand or any of Grand’s affiliates or the Borrower’s affiliates.

f)

The Borrower agrees that there shall be no change in its management, ownership or control without the prior written consent of Citibank.

9.

Annual Clean-Down:

The Borrower covenants and agrees that for a period of not less than thirty (30) consecutive days at any one time prior to the expiration of the Line, the aggregate of all loans outstanding thereunder shall not exceed $3,500,000.

10.

Survival:

The covenants and agreements set forth in paragraphs 7 and 8 hereof shall apply with equal force to all term loans provided under the Term Loan Line as if set forth in the notes evidencing such term loans and such provisions shall survive and remain in full force and effect notwithstanding the expiration, cancellation or termination of the Term Loan Line.

11.

Integration:

This letter replaces, amends and supersedes all prior agreements and understandings between the Borrower and Citibank with respect to the matters addressed herein.

12.

Acceptance:

If the foregoing is acceptable, please so indicate by signing and returning this letter before February 28, 2005, the date this letter will otherwise expire, unless extended in writing by Citibank.

Very truly yours,

CITIBANK, F.S.B.

By: Draft________________

   Zachary Mayo

   Senior Vice President

Agreed and Accepted this

      day of February, 2005

INTERNATIONAL PLAYTHINGS, INC.

(f/k/a IPI ACQUISITION CORP.)

By:_Draft_________________________

   Name:

   Title:

MASTER NOTE (EURODOLLAR/PRIME RATE)

$10,000,000                                                                                                                                 Date:                                 , 2005

FOR VALUE RECEIVED, the undersigned, a Delaware corporation, promises to pay to the order of CITIBANK, F.S.B. (the "Bank"), on or before June 30, 2006 (the "Maturity Date"), the sum of Ten Million Dollars ($10,000,000), or, if less, the aggregate unpaid principal amount of all advances made by the Bank pursuant to the line of credit (each an "Advance" and collectively, the "Advances"), not to exceed an aggregate amount at any one time outstanding of Ten Million Dollars ($10,000,000), available to the undersigned hereunder (the "Line") together with interest thereon as set forth herein.

Each Advance hereunder which is a Eurodollar Advance (as defined below) shall bear interest on the unpaid principal amount thereof for the Interest Period applicable thereto at a rate per annum equal to the Reserve Adjusted Libor determined for each Interest Period therefor in accordance with the terms of this Note plus a margin of 175 basis points. Each Advance which is a Prime Rate Advance (as defined below) shall bear interest on the unpaid principal amount thereof from the date thereof until payment of such Prime Rate Advance in full at a fluctuating rate per annum equal to 1/2% below the prime rate of interest. The undersigned shall notify the Bank not later than 12 noon three Business Days prior to each Advance hereunder which the undersigned requests to maintain at a rate of interest based on Reserve Adjusted Libor (a "Eurodollar Advance"), and not later than 12 noon on the date of each Advance which the undersigned requests to maintain at a rate of interest based on the Prime Rate (a "Prime Rate Advance").  All requests for Advances shall be irrevocable and shall be in the minimum amount of $100,000 with respect to each Prime Rate Advance and $500,000 with respect to each Eurodollar Advance.  Each request by the undersigned for an Advance hereunder shall specify whether the requested Advance is a Eurodollar Advance or a Prime Rate Advance, the proposed date to fund the Advance, and if a Eurodollar Advance is requested, the Interest Period applicable thereto.

Any Eurodollar Advance may be continued as a Eurodollar Advance upon expiration of an Interest Period with respect thereto by complying with the notice provisions contained in the definition of Interest Period; provided, however, that no Eurodollar Advance may be continued as such when any Event of Default or event which upon notice, passage of time or both would constitute an Event of Default has occurred and is continuing but shall be automatically converted to a Prime Rate Advance on the last date of the Interest Period in effect when the Bank is notified of such default or Event of Default.

The undersigned may elect from time to time to convert outstanding Eurodollar Advances to Prime Rate Advances by giving the Bank at least three Business Days prior irrevocable notice of such election; provided that any conversion of a Eurodollar Advance may be made only on the last day of an Interest Period with respect thereto.  The undersigned may elect from time to time to convert an outstanding Prime Rate Advance to a Eurodollar Advance by giving the Bank irrevocable written notice of such election not later than 12 noon, three Business Days prior to the date of the proposed conversion and further provided that (i) the conversion shall be in the minimum principal amount of $500,000 and (ii) no Event of Default or event upon notice, passage of time or both would constitute an Event of Default shall have occurred and be continuing.  Notwithstanding the foregoing, no Advance may be converted to or continued as a Eurodollar Advance if the Interest Period would extend beyond the Maturity Date.

Interest in respect of Prime Rate Advances shall be payable on the first day of each month commencing on the first such date to occur after the date the Advance is made, and on the Maturity Date.  Interest in respect of Eurodollar Advances shall be payable on the last day of the Interest Period in respect thereof.  Interest shall be calculated on the basis of a 360-day year for the actual number of days elapsed.  All payments hereunder shall be payable in immediately available funds in lawful money of the United States.  The undersigned authorizes the Bank to charge any of the undersigned's accounts for payments of principal or interest.  Any payment of principal of or interest payable hereunder which is not paid when due, whether at maturity, by acceleration, or otherwise, shall bear interest from the date due until paid in full at a rate per annum equal to three percent (3%) above the rate otherwise payable with respect thereto.

This note provides that interest be paid monthly in respect of Prime Rate Advances and on the last day of an Interest Period in respect of Eurodollar Advances.

All requests for advances shall be irrevocable and must be received by the Bank no later than 12:00 noon on the date of the proposed advance.  The Bank may act without liability upon the basis of telephonic notice believed by the Bank in good faith to be from the undersigned.  In each such case, the undersigned hereby waives the right to dispute the Bank's record of the terms of such telephonic notice.  The undersigned shall immediately confirm to the Bank in writing each telephonic notice.  All advances under the Line are at the Bank's sole and absolute discretion and the Bank, at its option and in its sole and absolute discretion and without notice to the undersigned, may decline to make any advance requested by the undersigned.

Subject to the terms and conditions hereof and the terms and conditions set forth in any agreement in writing between the Bank and the undersigned, the undersigned may borrow, repay in whole or in part, and reborrow on a revolving basis, up to the maximum amount of the Line.  Prime Rate Advances may be prepaid without premium or penalty together with accrued interest thereon to and including the date of prepayment.  Eurodollar Advances may be prepaid without premium or penalty (except as provided in the next succeeding paragraph) together with accrued interest thereon to and including the date of prepayment, provided such prepayment date must be the last day of the then current Interest Period of such Advance.  The Bank shall maintain its records to reflect the amount and date of each advance and of each payment of principal and interest thereon.  All such records shall, absent manifest error, be conclusive as to the outstanding principal amount hereof; provided, however, that the failure to make any notation to the Bank's records shall not limit or otherwise affect the obligations of the undersigned to repay each advance made by the Bank, in accordance with the terms hereof.

The undersigned agrees to indemnify the Bank and hold the Bank harmless from any loss or expense which the Bank may sustain or incur, including without limitation, interest or fees payable by the Bank to lenders of funds obtained by it in order to maintain a Eurodollar Advance hereunder, as a consequence of (a) default by the undersigned in payment of the principal amount of or interest on a Eurodollar Advance, (b) default by the undersigned in making any prepayment of a Eurodollar Advance after the undersigned gives notice in accordance with this Note and/or (c) the making of any payment of a Eurodollar Advance on a day which is not the last day of the then applicable Interest Period with respect thereto.  When claiming indemnification under this paragraph, the Bank shall provide to the undersigned a statement explaining the amount of any such loss or expense which statement shall in the absence of manifest error be conclusive with respect to the undersigned.  The indemnity obligations hereunder shall survive payment in full of the Note.

As security for the payment of this Note and of all other obligations and liabilities of the undersigned to the Bank, whether now or hereafter existing, joint, several, direct, indirect, absolute, contingent, secured, matured or unmatured, the undersigned grants to the Bank a right of setoff against, a continuing security interest in, and an assignment and pledge of all moneys, deposits (general or special), securities and other property of the undersigned and the proceeds thereof, now or hereafter held by the Bank on deposit, in safekeeping, in transit or otherwise, at any time credited by or due from the Bank to the undersigned, or in which the undersigned shall have an interest.

Upon the occurrence and continuance of any of the following (each an "Event of Default"):  (a) default in the payment when due of any amount hereunder; (b) filing by or against the undersigned of a petition commencing any proceeding under any bankruptcy, reorganization, rearrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, now or hereafter in effect; (c) making by the undersigned of an assignment for the benefit of creditors; (d) petitioning or applying to any tribunal for the appointment of a custodian, receiver or trustee for the undersigned or for a substantial part of its assets; (e) death or incapacity of the undersigned (if an individual); (f) entry of any judgment or order of attachment, injunction or governmental tax lien or levy issued against the undersigned or against any property of the undersigned; (g) consent by the undersigned to assume, suffer or allow to exist, without the prior written consent of the Bank, any lien, mortgage, assignment or other encumbrance on any of its assets or personal property, now owned or hereafter acquired, except those liens, mortgages, assignments or other encumbrances in existence on the date hereof and consented to in writing by the Bank; (h) default in the punctual payment or performance of this or any other obligation to the Bank or to any other lender at any time; (i) the existence or occurrence at any time of one or more conditions or events which, in the sole opinion of the Bank, has resulted or is reasonably likley to result in a material adverse change in the business, properties or financial condition of the undersigned; (j) failure on request to furnish any financial information or to permit inspection of the books and records of the undersigned; (k) any warranty, representation or statement in any application, statement or agreement which proves false in any material respect, (l) default in the observance or performance of any covenant or agreement of the undersigned herein or in any other agreement between the Bank and the undersigned; or (m) any of the foregoing events (other than the event described in clause (a)) shall occur with respect to any guarantor of the undersigned's obligations hereunder then this Note shall, at the sole option of the Bank, become due and payable without notice or demand; provided, however, if an event described in clause (b), clause (c) or clause (d) above occurs, this Note shall automatically become due and payable.

Upon the occurrence and during the continuance of an Event of Default, the Bank, its affiliates and subsidiaries shall be entitled to setoff against and apply to the payment hereof the balance of any account or accounts maintained with the Bank its affiliates or subsidiaries by the undersigned and to exercise any other right or remedy granted hereunder, or under any agreement between the undersigned and the Bank or available at law or in equity, including, but not limited to, the rights and remedies of a secured party under the New York Uniform Commercial Code.  The failure by the Bank at any time to exercise any such right shall not be deemed a waiver thereof, nor shall it bar the exercise of any such right at a later date.  Each and every right and remedy granted to the Bank hereunder or under any agreement between the undersigned and the Bank or available at law or in equity shall be cumulative and not exclusive of any other rights, powers, privileges or remedies, and may be exercised by the Bank from time to time and as often as may be necessary in the sole and absolute discretion of the Bank.

The undersigned agrees to pay, on demand, all of the Bank's costs and expenses, including reasonable counsel fees (whether in-house or outside counsel), in connection with the collection of any amounts due to the Bank hereunder or in connection with the enforcement of the Bank's rights under this Note.

This Note shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflict or choice of laws.

THE UNDERSIGNED HEREBY IRREVOCABLY SUBMITS TO THE JURISDICTION OF ANY FEDERAL OR STATE COURT IN THE STATE OF NEW YORK IN ANY ACTION, SUIT OR PROCEEDING BROUGHT AGAINST IT AND RELATED TO OR IN CONNECTION WITH THIS NOTE OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY AND CONSENTS TO THE PLACING OF VENUE IN THE COUNTY PERMITTED BY LAW.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE UNDERSIGNED HEREBY WAIVES AND AGREES NOT TO ASSERT BY WAY OF MOTION, AS A DEFENSE OR OTHERWISE, IN ANY SUCH SUIT, ACTION OR PROCEEDING ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, THAT THE SUIT, ACTION OR PROCEEDING IS BROUGHT IN AN INCONVENIENT FORUM, THAT THE VENUE OF THE SUIT, ACTION OR PROCEEDING IS IMPROPER, OR THAT THIS NOTE OR ANY OTHER DOCUMENT OR INSTRUMENT REFERRED TO HEREIN MAY NOT BE LITIGATED IN OR BY SUCH COURTS.  TO THE EXTENT PERMITTED BY APPLICABLE LAW, THE UNDERSIGNED AGREES NOT TO SEEK AND HEREBY WAIVES THE RIGHT TO ANY REVIEW OF THE JUDGMENT OF ANY SUCH COURT BY ANY COURT OF ANY OTHER NATION OR JURISDICTION WHICH MAY BE CALLED UPON TO GRANT AN ENFORCEMENT OF SUCH JUDGMENT.  THE UNDERSIGNED AGREES THAT SERVICE OF PROCESS MAY BE MADE UPON IT BY CERTIFIED OR REGISTERED MAIL TO ITS ADDRESS SET FORTH BELOW OR SUCH OTHER ADDRESS THAT THE UNDERSIGNED SHALL HAVE NOTIFIED THE BANK IN WRITING OR ANY METHOD AUTHORIZED BY THE LAWS OF THE STATE OF NEW YORK.  EXCEPT AS PROHIBITED BY LAW, THE UNDERSIGNED HEREBY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE.

The undersigned and the Bank hereby agree and acknowledge that any and all information relating to the undersigned which is furnished by the undersigned to the Bank (or to any affiliate of the Bank), and which is non-public, confidential or proprietary in nature, shall be kept confidential by the Bank or such affiliate in accordance with applicable law; provided, however, that such information and other credit information relating to the undersigned may be distributed by the Bank or such affiliate (a) to the Bank's or such affiliate's directors, officers, employees, attorneys, affiliates, attorneys, auditors and regulators, and (b) upon the order of a court or other governmental agency having jurisdiction over the Bank or such affiliate, to any other party.  The undersigned and the Bank further agree that this provision shall survive the termination of this Note.

The Bank shall not, by any act, delay, omission or otherwise, be deemed to have waived any of its rights and/or remedies hereunder.  No change, amendment, modification, termination, waiver, or discharge, in whole or in part, of any provision of this Note shall be effective unless in writing and signed by the Bank, and if so given by the Bank, shall be effective only in the specific instance in which given.  The undersigned acknowledges that this Note and the undersigned's obligations under this Note are, and shall at all times continue to be, absolute and unconditional in all respects, and shall at all times be valid and enforceable irrespective of any other agreements or circumstances of any nature whatsoever which might otherwise constitute a defense to this Note and the obligations of the undersigned under this Note.  The undersigned absolutely, unconditionally and irrevocably waives any and all right to assert any set-off, counterclaim or crossclaim of any nature whatsoever with respect to this Note or the undersigned's obligations hereunder.

In the event any one or more of the provisions contained in this Note should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

The undersigned hereby waives presentment, demand for payment, protest, notice of dishonor, and any and all other notices or demands in connection with the delivery, acceptance, performance, default, or enforcement of this Note.

As used herein the following terms shall have the following meanings:

"Bank" shall be deemed to include the Bank, its successors and assigns and any holder hereof.

"Business Day" means (a) a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close and (b) relative to the date of (i) continuing an Advance as, or converting an Advance to, a Eurodollar Advance, (ii) making any payment or prepayment of principal of or payment of interest on a Eurodollar Advance, or (iii) the undersigned giving any notice (or the number of Business Days to elapse prior to the effectiveness thereof) in connection with any matter referred to in (b)(i) or (b)(ii), any day on which dealings in U.S. dollars are carried on in the London interbank eurodollar market.

"Eurocurrency Reserve Requirement" means for any day as applied to a Eurodollar Advance, the aggregate (without duplication) of the rates (expressed as a decimal fraction) of reserve requirements in effect on such day (including, without limitation, basic, supplemental, marginal and emergency reserves under any regulations of the Board of Governors of the Federal Reserve System or other governmental authority having jurisdiction with respect thereto), as from time to time hereafter in effect, dealing with reserve requirements prescribed for eurocurrency funding (currently referred to as "Eurocurrency Liabilities" in Regulation D of such Board) maintained by a member bank of such system.

"Interest Period" with respect to any Eurodollar Advance means:

(a)  Initially, the period commencing on the date such Eurodollar Advance is made and ending one, two, three or six  months thereafter; and

(b)  thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such Eurodollar Advance and ending one, two, three or six  months thereafter, as selected by the undersigned by irrevocable written notice to the Bank not less than three (3) Business Days prior to the last day of the then current Interest Period with respect to such Eurodollar Advance; provided, however, that all of the foregoing provisions relating to Interest Periods are subject to the following:

(i) if any Interest Period pertaining to a Eurodollar Advance would otherwise end on a day which is not a Business Day, the Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month, in which event such Interest Period shall end on the immediately preceding Business Day;

(ii)  if the undersigned shall fail to give notice as provided in clause (b) above, the undersigned shall be deemed to have requested conversion of the affected Eurodollar Advance to a Prime Rate Advance on the last day of the then current Interest Period with respect thereto;

(iii) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of a calendar month; and

(iv)  no Interest Period may be selected which ends later than the Maturity Date.

"Prime Rate" shall mean a fluctuating rate per annum equal to the prime rate of interest as published in the Money Rates column of the Wall Street Journal from time to time.  Any change in the Prime Rate shall take effect on the date of the change in the Prime Rate.

"Reserve Adjusted Libor" shall mean with respect to the Interest Period pertaining to a Eurodollar Advance, the rate per annum equal to the quotient (rounded upwards to the next higher 1/16 of one percent) of (a) the annual rate of interest at which dollar deposits of an amount comparable to the amount of such Loan and for a period equal to the Interest Period applicable thereto are offered to the Bank in the London interbank market at approximately 11:00 a.m. (London time) on the second Business Day prior to the beginning of such Interest Period, divided by (b) a number equal to 1.00 minus the Eurocurrency Reserve Requirement.

"Undersigned" shall mean, if this Note is signed by more than one party, unless otherwise stated herein, shall mean the "undersigned and each of them" and each undertaking herein contained shall be their joint and several undertaking.  The Bank may proceed against one or more of the undersigned at one time or from time to time as it elects in its sole and absolute discretion.

In the event that the Bank shall have determined (which determination shall be conclusive and binding upon the undersigned) that, by reason of circumstances affecting the London interbank market, adequate and reasonable means do not exist for ascertaining the Reserve Adjusted Libor for any requested Interest Period or with respect to the continuation of a Eurodollar Advance beyond the expiration of the then current Interest Period with respect thereto, the Bank shall forthwith give notice of such determination, confirmed in writing, to the undersigned.  If such notice is given, any outstanding Eurodollar Advance shall be converted, on the last day of the then current Interest Period with respect thereto, to a Prime Rate Advance.  Such notice shall be withdrawn by the Bank when the Bank shall determine that adequate and reasonable means exist for ascertaining Reserve Adjusted Libor.

Notwithstanding anything to the contrary contained elsewhere in this Note, if any change after the date hereof in law, rule, regulation, guideline or order or in the interpretation thereof by any governmental authority charged with the administration thereof, shall make it unlawful for the Bank to make or maintain any Advance as a Eurodollar Advance, then, by written notice to the undersigned, the Bank may require that the Eurodollar Advance be converted to a Prime Rate Advance, whereupon the Eurodollar Advance shall be automatically converted to a Prime Rate Advance as of the date of such notice to the undersigned.

In the event that any change in applicable law or regulation, or in the interpretation thereof by any governmental authority charged with the administration thereof, shall impose on or deem applicable to the Bank any reserve requirements against this Note or the Line or impose upon the Bank any other costs or assessments, the undersigned shall pay to the Bank on demand an amount sufficient to compensate the Bank for the additional cost resulting from the maintenance or imposition of such reserves, costs or assessments.

Any consents, agreements, instructions or requests pertaining to any matter in connection with this Note, signed by any one of the undersigned, shall be binding upon all of the undersigned.  This Note shall bind the respective successors, heirs or representatives of the undersigned.  This Note and the Line shall not be assigned by the undersigned without the Bank's prior written consent.

IN WITNESS WHEREOF, the undersigned has duly executed this Note the day and year first above written.

Witness:_________________________

International Playthings, Inc.

By:__Draft_______________________

Name:

Title:

Borrower's Address:

75 Lackawanna Ave.

Parsippany, NJ 07054

EXHIBIT 4.24

EMPLOYMENT AGREEMENT

This AGREEMENT is made and entered into as of the 25th day of August, 2004, by and between GRAND TOYS INTERNATIONAL LIMITED, a limited company organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China having its registered office at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong (the “Company”), and WONG, WILLIE LONG CHI, a Hong Kong resident (“Employee”).

WHEREAS, the Company, through its wholly-owned subsidiaries, is engaged in the business of designing, developing, producing, marketing, distributing, importing and selling toys and toy-related products (the “Business”).

WHEREAS, the Company is desirous of employing Employee as its President – Hong Kong/China Division, and Employee is willing to serve the Company in such capacity, all upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound, agree as follows:

1. EMPLOYMENT

The Company agrees to employ Employee, and Employee agrees to be employed by the Company, at its offices in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) as specified in first paragraph of this Agreement, upon the terms and subject to the conditions of this Agreement.

2. TERM

The term of this Agreement shall be for a period of three (3) years commencing on the date Employee first reports to work, which shall be on or about September 27, 2004 (the “Effective Date”), unless sooner terminated as hereinafter provided (the “Term”).  The Term shall automatically be renewed for successive one (1) year periods unless the Company provides Employee with written notice at least six (6) months prior to the expiration of the applicable period of the Company’s intention to terminate the Agreement at the end of the applicable period.  Notwithstanding the foregoing, Employee shall be entitled to terminate his employment at any time upon three (3) months’ prior written notice to the Company.

3. DUTIES; EFFORTS; INDEMNIFICATION

(a)During the term of this Agreement, Employee shall serve as the President – Hong Kong/China Division of the Company, reporting directly to the Chief Executive Officer.  He shall be responsible for the management of the Company’s general business affairs in the Hong Kong/China Division, including supervising and managing restructuring activities of certain potential acquisition targets as directed by the Chief Executive Officer or the Board of Directors of the Company (the “Board”) and all such duties as are commensurate with such position.  He shall also perform such executive duties as may be assigned to him from time to time by the Board, so long as such duties are not inconsistent with his position as President of a company of comparable size.

(b)Employee shall devote all of his business time, attention and energies, on a full time and exclusive basis, to the business and affairs of the Company, shall use his best efforts to advance the best interests of the Company, and shall not during the Term be engaged in any other business activities, whether or not such business activities are pursued for gain, profit or other pecuniary advantage, without Board consent; provided, however, that, it shall not be a violation of this Agreement for Employee to (i) serve on corporate, civic or charitable boards or committees, or (ii) manage passive personal investments, in either case so long as any such activities do not interfere with the performance of his responsibilities as an employee of the Company in accordance with this Agreement.

(c)Subject to and in accordance with the provisions of the Memorandum and Articles of Association of the Company, the Company shall indemnify Employee to the fullest extent permitted by applicable law for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and attorney’s fees) incurred or paid by Employee in connection with any third party action, suit, investigation or proceeding arising out of or relating to the performance by Employee of services for, or the acting by Employee as a director, officer or employee of, the Company or of any other person or entity at the Company’s request, and the Company shall advance to Employee or pay on his behalf such amounts as the directors of the Company determine to be due by reason of such indemnification.  The Company shall purchase a directors’ and officers’ liability insurance policy in such amount as the Board determines is sufficient to cover the Company’s indemnification obligations to the Company’s directors and officers.  Such insurance policy shall also specifically name Employee as a direct beneficiary with directors’ and officers’ liability coverage in respect of activities conducted during Employee’s employment in relation to Employee’s performance of his duties hereunder.

4. COMPENSATION AND BENEFITS

(a)Base Salary.  The Company shall pay to Employee a base salary (the “Base Salary”) at a rate of US$280,000 per annum, payable monthly and otherwise in accordance with the Company’s payroll practices for its executive employees.  The Board will review the Base Salary for possible increase not less than annually during the Term with a view to ensuring that it remains commensurate with the time and effort required for the discharge of his responsibilities pursuant to this Agreement.

(b)Guaranteed Bonus.  Employee shall be entitled to a guaranteed bonus payable as follows:

(i)on the first anniversary of the Effective Date, US$104,000,

(ii)on the second and each subsequent anniversary of the Effective Date, an amount equal to forty percent (40%) of the amount of the Base Salary for the twelve (12) month period ending immediately prior to such anniversary.

(c)Incentive Compensation. In addition to the amounts of compensation provided for in subsections (a) and (b) hereof, Employee shall be eligible for the following incentive compensation:

(i)ADR Options. The Company shall grant to Employee options (the “Options”) to purchase American Depositary Receipts (“ADRs”) representing 300,000 ordinary shares in the capital of the Company at a price per ADR which shall be equivalent to the closing market price thereof on the last day prior to the date of the grant on which securities markets in the United States are open.  The Options shall be granted on the Effective Date and shall become vested as to ADRs representing 100,000 shares on each of the first, second and third anniversaries of the Effective Date and shall expire on the tenth anniversary of the Effective Date; provided, however, that upon the occurrence of a Change of Control, as defined in Section 11, having the result described in the first sentence of that section, all of such options shall become vested immediately.  The Options shall further be granted upon terms that (A) the vesting and right to exercise the Options and the timing of such exercise shall not be affected by the termination of the employment of the Employee for any reason, (B) in the event that the Board determines that any change in the share capital of the Company (including a recapitalization, stock split, reorganization, merger, consolidation, or combination) affects the ADRs such that an adjustment is determined by the Board to be appropriate, then the Board may, in such manner as it may deem equitable, adjust the number and type of ADRs subject to outstanding Options and the exercise price for such Options, (C) the Options shall enure to the benefit of Employee’s successors and personal representatives, (D) the Options shall be exercisable in whole or in part at any time up to the termination of the right to exercise, and (E) the Company shall reserve and keep available such number of ordinary shares of the Company as necessary for the issue of ADRs on exercise of the Options and shall ensure compliance with all relevant securities laws and regulations to permit the ADRs to be traded at any time following their issue to Employee on exercise of the Options.  The Company shall deliver documents to Employee evidencing the Option grant within sixty (60) days of the Effective Date.

(ii)Discretionary Compensation. Employee may, at the discretion of the Board, be granted additional ADR options, share appreciation rights or bonuses under plans adopted by the Board for the benefit of employees of the Company.

(d)Out-of-Pocket Expenses.  The Company shall promptly pay to Employee the reasonable expenses incurred by him in the performance of his duties hereunder in accordance with the Company’s policies in effect from time to time, including, without limitation, those incurred in connection with business related travel or entertainment, or, if such expenses are paid directly by Employee, shall promptly reimburse him for such payment, provided that Employee provides proper documentation thereof in accordance with the Company’s policy.

(e)Participation in Benefit Plans.  Employee shall be entitled to participate in or receive benefits under any pension plan (including but not limited to the Mandatory Provident Fund), life, health and accident plan or any other employee benefit plan or arrangement made available now or in the future by the Company to its Hong Kong executives and key management personnel.

5. TERMINATION

Employee employment hereunder shall be terminated upon Employee’s death or Employee’s voluntarily leaving the employ of the Company (other than as a result of the Company’s material breach of this Agreement), and may be terminated as follows:

(a)For Cause.  The Company shall have the right to terminate Employee’s employment for “Cause” without notice or payment in lieu.  A termination for “Cause” is a termination by reason of Employee having (and the Board confirming by resolution its determination that Employee has):

(i)breached or failed to comply with any of the material terms of this Agreement, including, without limitation, Sections 3(a), 3(b), 7, 8 or 10 of this Agreement;

(ii)failed to perform his duties under this Agreement, including refusing to carry out the reasonable written instructions of the Board or deliberately and intentionally disregarding the lawful instructions from the Board, in either case which instructions are consistent with the responsibilities and duties of Employee contemplated by this Agreement;

(iii)engaged in gross negligence or willful misconduct in connection with or arising out of the performance of his duties hereunder, including, without limitation, the misappropriation of funds;

(iv)been under the influence of drugs or alcohol (other than prescription medicine or other medically-related drugs to the extent that they are taken in accordance with their directions) during the performance of his duties under this Agreement, or while under the influence of drugs or alcohol, engages in grossly inappropriate conduct;

(v)engaged in behavior that would constitute grounds for liability for sexual harassment under Hong Kong law or, in the reasonable opinion of the Board, other egregious conduct violative of laws governing the workplace; or

(vi)committed any act of fraud, larceny, misappropriation of funds or embezzlement or been convicted of a felony or a crime of moral depravity;

provided, however, that (A) in the case of clauses (i), (ii) and (iii) above, Employee shall receive thirty (30) days’ advance written notice that the Board intends to meet to consider Employee’s termination and specifying the actions constituting Cause, Employee shall have the opportunity to cure the conduct constituting Cause during such thirty (30) day period and (B) any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by Employee in good faith and in the best interests of the Company.

(b)For Incapacity.  The Company shall have the right to terminate Employee’s Employment as a result of Employee’s “Incapacity,” meaning Employee is absolutely unable to fulfill or perform the duties set out in this Agreement.  For purposes of this Agreement, a termination for “Incapacity” shall occur:

(i)immediately after the Board has provided a written termination notice to Employee supported by a written statement from a reputable independent physician selected by the Company and Employee jointly to the effect that Employee shall have become so incapacitated as to be unable to resume, within 90 days, his employment hereunder by reason of physical or mental illness or injury; or

(ii)upon rendering of a written termination notice by the Company after Employee has been unable to substantially perform his duties hereunder for 90 consecutive days (exclusive of any vacation permitted under Section 4(e) hereof) or for 180 days in any 360 day period by reason of any physical or mental illness or injury.

Employee agrees to make himself available and to cooperate in any reasonable examination by a reputable independent physician selected as provided above for the purpose of a termination pursuant to Section 5(b)(i).

6. EFFECT OF TERMINATION

(a)Death or Incapacity.  In the event of the termination of Employee’s employment as a result of his death or Incapacity, the Company shall:

(i)pay to Employee or his estate, as the case may be, the Base Salary plus accrued and unpaid bonus in accordance with Section 4(b) through the date of his death or Incapacity (pro rated for any partial period), together with any other payments required by law; and

(ii)reimburse Employee, or his estate, as the case may be, for any expenses pursuant to Section 4(d) (the types of amounts payable pursuant to the foregoing clauses (i) and (ii) are hereafter referred to as the “Accrued Obligations”).

(b)For Cause by the Company, by Employee Voluntarily or upon expiration of the Term.  In the event that Employee’s employment is terminated by the Company for Cause or by Employee voluntarily (other than as a result of the Company’s material breach of this Agreement) or upon expiration of the Term, the Company shall pay to Employee the Accrued Obligations through the date of such termination or expiration of the Term and Employee shall have no further entitlement to any other compensation or benefits from the Company, except as set forth herein.

(c)Other than as a result of Employee’s death or Incapacity, or by the Company otherwise than for Cause.  In the event that Employee’s employment is terminated other than by reason of his death or Incapacity or is terminated by the Company otherwise than for Cause, then, subject to receipt of a release of the Company and its directors, officers and employees and their respective successors and assigns of claims of Employee against them arising out of or by reason of his termination of employment hereunder:

(i)the Company shall pay to Employee the Accrued Obligations through the date of such termination; and

(ii)the Company shall pay Employee an amount equal to the Base Salary together with bonus accruing in accordance with Section 4(b) for the period from and after the most recent anniversary of the Effective Date, until the earlier of (A) the last day of the Term (as if such termination had not occurred) or (B) the date that shall be six (6) months after the date of such termination.  The Company shall also continue to provide Employee with the benefits under Section 4(e) until the last day of the period described in the foregoing sentence.

(d)Section 3(c) shall survive the termination of this Agreement and/or Employee’s employment hereunder and Employee shall continue to be entitled to the payments and benefits of the indemnity and any insurance policy referred to therein notwithstanding such termination.

(e)This Section 6 sets forth the only obligations of the Company with respect to the termination of Employee’s employment with the Company, and Employee acknowledges that upon the termination of his employment, he shall not be entitled to any payments or benefits which are not explicitly provided herein.  Any and all Accrued Obligations and payments under Section 6(c)(ii) shall be paid within seven (7) days of the termination of Employee’s employment.

7. NON-SOLICITATION; RESTRICTION OF COMPETITION; INTERFERENCE

(a)As a significant inducement to the Company to enter into and perform its obligations under this Agreement, during the Term and until the first anniversary of the termination or expiration of the Term or any extension hereof, for any reason, Employee will not, either directly or indirectly:

(i)either alone or in association with others, solicit, or permit any person or organizations directly or indirectly to solicit, any individual who at the time of the solicitation is, or who within the six (6) month period prior to such solicitation was, an employee of the Company on the date of Employee’s termination to leave the employ of the Company or terminate his or her employment relationship with the Company, or hire or attempt to hire or induce, any employee or employees of the Company to terminate their employment with, or otherwise cease their relationship with, the Company;

(ii)solicit, divert or take away, or attempt to divert or to take away, the business or patronage of any of the clients, customers, vendors or accounts, or prospective clients, customers, vendors or accounts of the Company who was a client, customer, vendor or prospective client of the Company within the one year period prior to the date of Employee’s termination;

(iii)directly or indirectly engage any place in the world in any business which develops, manufactures, promotes or distributes products that are competitive with those that are marketed by the Company, or those products which are then under active development by the Company (a “Competing Business”), whether such engagement shall be as a director, officer, employee, stockholder, shareholder, partner, member or other owner, affiliate or other participant in any Competing Business, provided that employment after the Term or any extension thereof by an entity that carries both a Competing Business and one or more other businesses shall not constitute a breach of this clause (iii) if such employment can be shown not to involve participation in such Competing Business;

(iv)assist others in organizing or engaging in any Competing Business in any capacity or manner described in clause (iii) above;

(v)induce any client, customer, vendor, agent or other person or entity with whom or which the Company has a business relationship, contractual or otherwise, to terminate or alter such business relationship;

(vi)take any action reasonably likely to cause injury to the relationship between the Company or any of  its respective employees and any client, lessor, lessee, vendor, supplier, customer, distributor, employee, consultant or other business associate of the Company or any of its affiliates as such relationship relates to the Company or its affiliates’ conduct of their business.

(b)The geographic scope of this Section 7 shall extend to anywhere the Company is doing business at the time of termination or expiration.

8. PROTECTION OF CONFIDENTIAL INFORMATION

As a significant inducement to the Company to enter into and perform its obligations under this Agreement, Employee acknowledges that he has been and will be provided with information about, and his employment by the Company will, throughout the Term, bring him into close contact with, many confidential affairs of the Company, including, without limitation, books, records, business plans, proprietary information about the Business, costs, profits, markets, sales, customers, advertisers, vendors, suppliers, products, key personnel, pricing policies, operational methods, technical processes and other business affairs and methods, plans for future developments and other information not readily available to the public (the “Confidential Information”), all of which are highly confidential and proprietary and all of which were developed by the Company at great effort and expense.  Employee further acknowledges that the services to be performed by him under this Agreement are of a special unique, unusual, extraordinary and intellectual character and that the nature of the relationship of Employee with the Company is such that Employee is capable of competing with the Company.  In recognition of the foregoing, Employee covenants and agrees during the Term and thereafter he will:

(a)keep secret all Confidential Information and not disclose such Confidential Information to anyone outside of the Company, either during or after the Term, except with the Company’s prior written consent;

(b)not make use of any Confidential Information for his own purposes or the benefit of anyone other than the Company, provided that the confidential matters referred to in this Section 8 shall not apply to information which is (i) generally known to the public other than as a result of Employee’s breach of this Section 8 or (ii) required to be disclosed pursuant to any law or judicial or governmental request, requirement or order, provided that Employee gives reasonable notice to the Company of the order, if possible, and makes a reasonable effort, at the Company’s expense, to seek legal protection of the Confidential Information;

(c)deliver promptly to the Company on termination of this Agreement, or at any time the Company may so request, all confidential memoranda, notes, records, reports and other confidential documents (and all copies thereof) relating to the Business which he may then possess or have under his control, except that he may retain personal notes, notebooks, journals and diaries provided that such materials do not contain Confidential Information; and

(d)not disparage the Company, any affiliate of the Company, any director, officer, employee or shareholder of the Company, or any affiliate of any such director, officer, employee or shareholder of the Company by making (or causing others to make) any oral or written statements or representations that could reasonably be construed to be a false and misleading statement of fact or a libelous, slanderous or disparaging statement of or concerning any of the aforementioned persons.

9. SPECIFIC REMEDIES; SEVERABILITY

(a)For the purposes of Sections 7 and 8 of this Agreement, references to the Company shall include all current and future majority-owned subsidiaries of the Company and all current and future joint ventures in which the Company may from time to time during the Term be involved.  It is understood by Employee and the Company that the covenants contained in this Section 9 and in Sections 7 and 8 hereof are essential elements of this Agreement and that, but for the agreement of Employee to comply with such covenants, the Company would not have agreed to enter into this Agreement or consummate the Transaction.  The Company and Employee have independently consulted with their respective counsel and have been advised concerning the reasonableness and propriety of such covenants with specific regard to the nature of the business conducted by the Company and all interests of the Company and its stockholders.  Employee agrees that the covenants of Sections 7 and 8 are reasonable and valid.  If Employee commits a breach of any of the provisions of Sections 7 and 8 hereof, such breach shall be deemed to be grounds for termination for Cause.  In addition, notwithstanding the provisions of Sections 7 and 8, Employee acknowledges that the Company may have no adequate remedy at law if he violates any of the terms hereof.  Employee therefore understands and agrees that the Company shall have without prejudice as to any other remedies the right upon application to any court of proper jurisdiction to a temporary restraining order, preliminary injunction, injunction, specific performance or other equitable relief.

(b)Each of the rights enumerated in Sections 7 or 8 hereof and the remedies enumerated in this Section 9 shall be independent of the others and shall be in addition to and not in lieu of any other rights and remedies available to the Company at law or in equity.  If any provision of this Agreement, or any part of any of them, is hereafter construed or adjudicated to be invalid or unenforceable, the same shall not affect the remainder of the covenants or rights or remedies which shall be given full effect without regard to the invalid portions.  If any of the covenants set forth herein is held to be invalid or unenforceable because of the duration of such provision or the area covered thereby, the parties agree that the court making such determination shall reduce the duration and/or area of such provision and in its reduced form said provision shall then be enforceable.  No such holding of invalidity or unenforceability in one jurisdiction shall bar or in any way affect the Company’s right to the relief provided in Section 9(a) or otherwise in the court of any other state or jurisdiction within the geographical scope of such covenants as to breaches of such covenants in such other respective states or jurisdictions, such covenants being, for this purpose, severable into diverse and independent covenants.

10. OTHER AGREEMENTS

Employee hereby represents that, save as disclosed by Employee to the Company prior to the date of this Agreement, he is not bound by the terms of any agreement with any previous employer, or with any other party, that would impair his right or ability to enter the employ of the Company or perform fully his obligations pursuant to this Agreement. Employee further represents and warrants that, save as disclosed by Employee to the Company prior to the date of this Agreement, his performance of all the terms of this Agreement and as an executive of the Company does not and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by him in confidence or in trust prior to his employment with the Company.

11. CHANGE OF CONTROL

In the event that, as a result of any Change in Control of the Company, Employee ceases to act in the capacity of President – Hong Kong/China Division of the Company in accordance with the provisions of this Agreement for any reason other than termination for Cause, he shall be entitled to the same compensation and benefits as if his employment had been terminated by the Company without Cause, as provided in Section 6(c).  For purposes hereof, a “Change of Control” of the Company shall mean any sale, transfer, pledge or other encumbrance of shares, or the issuance of shares, or any other transaction or event including, without limitation, merger or consolidation, as a result of which Cornerstone Overseas Investments, Limited, either alone or with its affiliates, shall cease to have control of the Company, where “control” shall mean the right, either directly or indirectly, to elect a majority of the directors of the Company without the consent or acquiescence of any third party.

12. NOTICES

Any notice or other communications required or permitted hereunder shall be in writing and shall be deemed effective (i) upon delivery, if delivered by hand and followed by notice by mail or facsimile transmission, or electronic mail, (ii) three (3) days after the date of deposit in the mails, if mailed by certified or registered mail (return receipt requested), or (iii) on the next business day, if mailed by an overnight mail service to the parties or sent by facsimile transmission,

If to the Company:

Grand Toy International Limited

Room UG202, Floor UG2

Chinachem Golden Plaza

77 Mody Road

Tsimshatsui East

Kowloon, Hong Kong

Attention:  Chief Executive Officer

Facsimile No.: (852) 2520 5515

with copies to:

Katten Muchin Zavis Rosenman

575 Madison Avenue

New York, NY  10022

Attention:  Paul J. Pollock, Esq.

Fax:  (212) 894-5511

and

Dorsey & Whitney

One Pacific Place, Suite 3008

88 Queensway

Hong Kong

Attention: Steven C. Nelson, Esq,

Facsimile No.: (852) 2524-3000

If to Employee:

Mr. Willie L.C. Wong

P.O. Box 89404

Kowloon City Post Office

Hong Kong

Facsimile No.: (852) 2336-5071

or at such other address or telecopy number (or other similar number) as either party may from time to time specify to the other.

13. ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement.

14. AMENDMENT

This Agreement may be amended or modified only by a written instrument executed by the Company and Employee.

15. GOVERNING LAW

This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of Hong Kong and the parties subject themselves to the non-exclusive jurisdiction of the courts of Hong Kong.  If and to the extent that Employee should, pursuant to the mandatory laws of any other jurisdiction, acquire by reason of the employment relationship created hereunder any rights other than those contemplated by this Agreement, he expressly waives any and all such rights.

16. SUCCESSORS AND ASSIGNS

This Agreement is personal to Employee and without the prior written consent of the Company shall not be assignable by Employee otherwise than by will or the laws of descent and distribution with respect to Employee’s rights, if any, to be paid or receive benefits hereunder.  This Agreement shall inure to the benefit of and be enforceable by Employee’s legal representatives.

17. HEADINGS

The headings of this Agreement are for convenience of reference only and shall not affect in any manner any of the terms and conditions hereof.

18. FURTHER ASSURANCES

The parties agree to do, sign and execute all acts, deeds, documents and corporate proceedings necessary or desirable to give full force and effect to this Agreement.

19. COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

20. MODIFICATIONS AND WAIVERS

No term, provision or condition of this Agreement may be modified or discharged unless such modification or discharge is authorized by the Board of Directors of the Company and is agreed to in writing and signed by Employee.  No waiver by either party hereto of any breach by the other party hereto of any term, provision or condition of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

21.

INDEPENDENT LEGAL ADVICE

Employee hereby acknowledges that Dorsey & Whitney has acted as counsel only for the Company in connection with this Agreement.  Employee has been duly advised to seek independent legal advice and to obtain separate legal representation prior to execution of this Agreement.

22.

ENTIRE AGREEMENT

This Agreement constitutes the entire agreement between the parties with respect to the subject matter herein and supersedes all prior agreements, negotiations and discussions between the parties hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties or their duly authorized officers as of the date first written above.

GRAND TOYS INTERNATIONAL LIMITED
By:

Willie Long Chi Wong

Exhibit 8

The following is a list of the Company’s subsidiaries:

Playwell International Limited:

Great Wall Alliance Limited

Asian World Enterprises Co. Limited

Hong Kong Toy Center Limited

Gatelink Mould Engineering Limited

Grand Toys International Inc. :

Grand Toys (US) Ltd.

Grand Toys Ltd.

Ark Creations, Inc.

Grand Toys (HK) Limited

.

 EXHIBIT 11

GRAND TOYS INTERNATIONAL LIMITED

CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

Grand Toys International Limited (the “Company”) is committed to conducting its business in compliance with all the applicable laws and regulations of the countries in which it operates and in accordance with high standards of business conduct.  The Company strives to maintain the highest standard of accuracy, completeness and disclosure in its financial dealings, records and reports.  These standards serve as the basis for managing the Company’s business, for meeting the Company’s duties to its shareholders and for maintaining compliance with financial reporting requirements.  The Executive Director and Chief Executive Officer, the Chairman, the Vice Chairman, the Chief Financial Officer and the Vice President of Finance (the Company’s “Senior Financial Officers”) hold an important and elevated role in corporate governance, vested with both the responsibility and authority to protect, balance, and preserve the interests of all of the Company’s, including shareholders, customers, employees, suppliers, and citizens of the communities in which business is conducted.  Senior Financial Officers fulfill this responsibility by prescribing and enforcing the policies and procedures employed in the operation of the Company’s business and by acting in good faith and in the Company’s best interests in accordance with the Company’s Code of Ethics.

I.

Honest and Ethical Conduct

Senior Financial Officers will exhibit and promote honest and ethical conduct through the establishment and operation of policies and procedures that:

•

Encourage and reward professional integrity in all aspects of the Company, by eliminating inhibitions and barriers to responsible behavior, such as coercion, fear of reprisal, or alienation from the Company.

•

Promote the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

•

Provide a mechanism for members of the finance organization to inform senior management of deviations in practice from policies and procedures governing honest and ethical behavior.

•

Respect the confidentiality of information acquired in the course of work, except when authorized or otherwise legally obligated to disclose such information, and restrict the use of confidential information acquired in the course of work for personal advantage.

•

Demonstrate their personal support for such policies and procedures through periodic communication reinforcing these ethical standards throughout the finance organization.

II.

Financial Records and Periodic Reports

Senior Financial Officers have a supervisory role with respect to the preparation of the Company’s reports and documents filed with or submitted to the Securities and Exchange Commission and the Company’s other public communications and will establish and manage the Company’s transaction and reporting systems and procedures to provide that:

•

Business transactions are properly authorized and accurately recorded on the Company’s books and records in accordance with United States Generally Accepted Accounting Principles (GAAP) and established Company financial policy.

•

No false or artificial statements or entries for any purpose are made in the Company’s books and records, financial statements and related communications.

•

The retention or proper disposal of Company records shall be in accordance with established records retention policies and applicable legal and regulatory requirements.

•

Periodic public communications and reports will include full, fair, accurate, timely and understandable disclosure.

III.

Compliance with Applicable Laws, Rules and Regulations

Senior Financial Officers will establish and maintain mechanisms to:

•

Educate members of the finance organization about any federal, state or local statute, regulation or administrative procedure that affects the operation of the finance organization and the enterprise generally.

•

Monitor the compliance of the finance organization with any applicable federal, state or local statute, regulation or administrative rule.

•

Identify, report and correct in a swift and certain manner, any detected deviations from applicable federal, state or local statute or regulation.

IV.

Reporting of Non-Compliance

Senior Financial Officers will promptly bring to the attention of the Audit Committee:

•

Material information that affects the disclosures made by the Company in its public filings.

•

Information concerning significant deficiencies in the design or operation of internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data.

Senior Financial Officers will promptly bring to the attention of the Chief Financial Officer and to the Audit Committee:

•

Fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

•

Any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company’s financial reporting, disclosure or internal controls.

•

Information concerning a violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls

•

Evidence of a material violation by the Company or its employees or agents of applicable laws, rules or regulations.

V.

Disciplinary Action

In the event of violation by Senior Financial Officers of this Code or the Company’s Code of Conduct, the Audit Committee shall recommend appropriate disciplinary and remedial actions.

EXHIBIT 12.1

CERTIFICATION PURSUANT TO

Section 302 of the Sarbanes-Oxley Act of 2002

I, Henry Hai Lin Hu, Chief Executive Officer, of Grand Toys International Limited (“the Company”), certify that:

1.

I have reviewed this annual report on Form 20-F of Grand Toys International Limited;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 30, 2005

/s/ Henry Hai Lin Hu

Name: Henry Hai Lin Hu

Title:  Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION PURSUANT TO

Section 302 of the Sarbanes-Oxley Act of 2002

I, David J. Fremed, Chief Financial Officer, of Grand Toys International Limited (“the Company”), certify that:

1.

I have reviewed this annual report on Form 20-F of Grand Toys International Limited;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: June 30, 2005

/s/ David J. Fremed

Name: David J. Fremed

Title:  Chief Financial Officer

EXHIBIT 13

CERTIFICATION PURSUANT TO

18 U.S.C. § 1350

Pursuant to 18 U.S.C. § 1350, we, Henry Hai Lin Hu, Chief Executive Officer, and David J. Fremed, Chief Financial Officer, of Grand Toys International Limited (the “Company”), hereby certify that the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  June 30, 2005

/s/ Henry Hai Lin Hu

Name: Henry Hai Lin Hu

Title: Chief Executive Officer

/s/ David J. Fremed

Name: David J. Fremed

Title: Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

Schedule 15

VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCES

Balance At Beginning Of Year	Additions Charged to Operations	Net Deductions (a)	Balance At End Of Year

Allowance for Doubtful Accounts:

Year Ended December 31, 2004	$658,163	$189,401	$(151,202)	$696,362
Year Ended December 31, 2003	655,294	-	2,869	658,163
Year Ended December 31, 2002	583,865	71,429	-	655,294

Includes write-offs, recoveries of previous write-offs and currency translation adjustments

Endnotes