Form 20-F/A
period 2004-12-31
GRAND TOYS INTERNATIONAL LTD
filed 2005-07-06
CIK 1285066

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

Form 20-F/A

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

EXPLANATORY NOTE

Grand Toys International Limited is filing this amendment to its Annual Report on Form 20-F for the fiscal year ended December 31, 2004, originally filed June 30, 2005, to correct an inadvertent mistake on the conformed signature page, but does not reflect events occurring after the original filing of the Form 20-F. The corrected conformed signature page is being filed under separate cover from the initial filing on Form 20-F. This amendment does not amend any of the disclosure set forth in Part I, Part II or Part III of the original Form 20-F, and this Form 20-F/A contains no changes to the Consolidated Balance Sheets or the Consolidated Statements of Operations, Shareholders' Equity and Cash Flows or the notes to consolidated financial statements as previously reported. All information contained in this amendment and the original Form 20-F is subject to updating and supplementing as provided in the periodic reports filed subsequent to the original filing date with the Securities and Exchange Commission.

Signatures

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAND TOYS INTERNATIONAL LIMITED

Date: June 30, 2005
By: /s/ Henry Hai Lin Hu
Henry Hai Lin Hu
Chief Executive Officer and Chairman of the Board

Signatures

The registrant certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GRAND TOYS INTERNATIONAL LIMITED

Date: July 6, 2005
By: /s/ Henry Hai Lin Hu
Henry Hai Lin Hu
Chief Executive Officer and Chairman of the Board

Item 19. Exhibits

Exhibit
Number	Description of Document

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350

EXHIBIT 12.1

CERTIFICATION PURSUANT TO

Section 302 of the Sarbanes-Oxley Act of 2002

I, Henry Hai Lin Hu, Chief Executive Officer, of Grand Toys International Limited (“the Company”), certify that:

1.

I have reviewed this annual report on Form 20-F/A of Grand Toys International Limited;

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

Date: July 6, 2005

/s/ Henry Hai Lin Hu

Name: Henry Hai Lin Hu

Title:  Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION PURSUANT TO

Section 302 of the Sarbanes-Oxley Act of 2002

I, David J. Fremed, Chief Financial Officer, of Grand Toys International Limited (“the Company”), certify that:

1.

I have reviewed this annual report on Form 20-F/A of Grand Toys International Limited;

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

Date: July 6, 2005

/s/ David J. Fremed

Name: David J. Fremed

Title:  Chief Financial Officer

EXHIBIT 13

CERTIFICATION PURSUANT TO

18 U.S.C. § 1350

Pursuant to 18 U.S.C. § 1350, we, Henry Hai Lin Hu, Chief Executive Officer, and David J. Fremed, Chief Financial Officer, of Grand Toys International Limited (the “Company”), hereby certify that the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2004 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  July 6, 2005

/s/ Henry Hai Lin Hu

Name: Henry Hai Lin Hu

Title: Chief Executive Officer

/s/ David J. Fremed

Name: David J. Fremed

Title: Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.