Form 20-F
period 2005-12-31
GRAND TOYS INTERNATIONAL LTD
filed 2006-11-15
CIK 1285066

11/15/2006">

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

Form 20-F

_________

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ......................

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

_______________

______________________________________

None

NASDAQ

Securities registered or to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares (as evidenced by American Depositary Receipts),

Each representing one Ordinary Share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

= "

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

 Yes

 No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 Yes

 No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 Yes

 No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of  “accelerated filer and large accelerated filer” in Rule l2b-2 of the Exchange Act. (Check one):

Large accelerated filer

            Accelerated filer

Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

 Yes

 No

Table of Contents
to Annual Report on Form 20-F
Fiscal year ended December 31, 2005
Page
Introduction and Use of Certain Terms	5
Forward-Looking Statements	6

Part I

Item 1 Identity of Directors, Senior Management and Advisers	Not applicable
Item 2 Offer Statistics and Expected Timetable	Not applicable
Item 3 Key Information	6 - 19
Selected financial data
Risk Factors
Item 4 Information on the Company	20 - 34
Recent developments
Item 5 Operating and Financial Review and Prospects	35 - 47
Overview
Results of Operations
Liquidity and capital resources
Research and development, patents and licenses
Trend information
Off-Balance sheet arrangements
Tabular disclosure of contractual obligations
Recently issued accounting standards
Item 6 Directors, Senior Management and Employees	47 - 52
Directors and senior management
Compensation
Board practices
Employees
Share ownership
Item 7 Major Shareholders and Related Party Transactions	52 - 60
Item 8A Financial Information	61 - 62
Consolidated statements and other financial information
Selected Quarterly Financial Data
Legal Proceedings
Significant changes
Item 9 The Offer and Listing	62 - 63
Item 10 Additional Information	63 - 70
Item 11 Quantitative and Qualitative Disclosures About Market Risk	70
Item 12 Description of Securities Other than Equity Securities	Not applicable

Part II

Item 13 Defaults, Dividends Arrearages and Delinquencies	70
Item 14 Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
Item 15 Controls and Procedures	70 - 71
Item 16A Audit Committee Financial Expert	71
Item 16B Code of Ethics	71
Item 16C Principal Accountant Fees and Services	72
Audit Committee Pre-Approval Policy
Item 16D Exemptions from the Listing Standards for Audit Committees	Not applicable
Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable

Part III

Item 17 Financial Statements	Not applicable
Item 18 Financial Statements	61, F1-F55
Item 19 Exhibits List and Exhibits	73, E1-E226

= "

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, throughout this report

•

all references to the “Company”, “we’, “our” and “Grand” refer to Grand Toys International Limited and its subsidiaries;

•

Grand Toys International, Inc., a wholly-owned subsidiary of the Company is referred to as Grand US and, where the context requires, includes its subsidiaries;

•

Playwell International Limited, a wholly-owned subsidiary of the Company, is referred to as Playwell and, where the context requires, includes its subsidiaries;

•

Hua Yang Holdings Company Limited, a wholly-owned subsidiary of the Company, is referred to as Hua Yang and, where the context requires, includes its subsidiaries, Hua Yang Printing Holdings Company Limited, Dongguan Hua Yang Printing Products Company Ltd., , , Hua Yang (UK) Printing and Hua Yang USA Inc.;

•

Kord Holdings Inc., a wholly-owned subsidiary of the Company, is referred to as Kord and, where the context requires, includes its subsidiaries, Kord Printing Company Limited, Kord Gifts Manufactory Limited, Kord Plastic Manufactory Company Limited, Kord Party Favour Manufactory Limited and Kord’s variable-interest entities, Kord (Qing Xin) Packing Products Limited, Dongguan Kord Packing Products Limited, Qing Xin Kord Gifts Manufactory Company Limited, Sun Tat Toys Factory and Sun Tat Plastic Factory;

•

International Playthings, Inc., a wholly-owned subsidiary of Grand US, is referred to as International Playthings or IPI;

•

Centralink Investments Limited, the owner of approximately 83.77% of the Company’s American Depositary Shares, or ADSs and 2,000,000 Series A Preference Shares, is referred to as Centralink;

•

Cornerstone Beststep International Limited, the owner of 10,840,598 Series B Preference Shares, is referred to as Cornerstone Beststep;

•

Cornerstone Overseas Investments Limited, the owner of 100% of the outstanding shares of Centralink and Cornerstone Beststep, is referred to as Cornerstone;

•

ADSs refer to the Company’s American depositary shares representing beneficial ownership of the Company’s ordinary shares and evidenced by American depositary receipts, or ADRs;

•

Hong Kong refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•

China and Mainland China refers to the People’s Republic of China;

•

U.K. refers to United Kingdom;

•

References to “U.S. dollars”, “U.S. $” and “$” are to the lawful currency of the United States of America;

•

Series A Preference Shares refer to the Company’s Series A Convertible Preference Shares;

•

Series B Preference Shares refer to the Company’s Series B Convertible Preference Shares; and

•

Preference Shares refer to the Company’s Series A Preference Shares and Series B Preference Shares.

= "

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

•

our business strategy;

•

the development of our products; and

•

our liquidity.

Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements express or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include our ability to successfully develop and commercialize additional products, the introduction of competing products, the impact of competition from customers that sell their own brand products under private-label brands, our inability to successfully identify, consummate and integrate acquisitions, our potential exposure to product liability claims, the fact that we have operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in this report and in our other filings made with the SEC.

We undertake no obligation to publicly update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our 6-K reports periodically filed with the SEC. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” beginning on page 10 of this report. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is permitted by the Private Securities Litigation Reform Act of 1995.

PART I

Item 3.  Key Information

Selected Financial Data

The following selected financial data of the Company for each of the years in the three-year period ended December 31, 2005 and at December 31, 2005, 2004  and 2003  are derived from the Company’s audited annual consolidated financial statements set forth elsewhere herein, which have been prepared in accordance with US GAAP.

The Company acquired the shares of Hua Yang and Kord on December 23, 2005 from a related company, Cornerstone Beststep, which was under the control of the Company’s majority shareholder, Jeff Hsieh Cheng.  As a result of these acquisitions involving companies under common control, the Company’s financial statements for the year ended December 31, 2004 have been restated by including the results of Hua Yang and Kord as if they had been part of the Company since the original date that they were acquired by Cornerstone, Cornerstone Beststep’s parent company.

Selected data for 2001 was omitted since the financial statements were prepared in accordance with Hong Kong GAAP.  To convert these statements to US GAAP, the Company would incur additional expense and require unreasonable effort and therefore these periods are not being presented herein.

The selected financial data should be read in conjunction with the financial statements, related notes and other financial information included in this report and the section titled “Operating and Financial Review and Prospects” beginning on page 36 of this report.

For the Twelve Months Ended December 31 (1):

(The amounts in the table below are expressed in thousands)

Statement of Operations Data	2005	2004	2003	2002
		(as restated)
Net sales	$131,330	$75,533	$39,375	$35,991
Gross profit	31,823	15,074	5,836	7,402
Earnings (loss) from continuing operations	(16,969)	(59)	3,022	2,737
Earnings from discontinued operations	-	-	1,239	22,128

Dividends	(14,358)	-	-	-
Net earnings applicable to common stockholders	$(31,326)	$(59)	$4,261	$24,865
Earnings (loss) per share:
Continuing operations
Basic	(1.94)	(0.00)	0.30	0.27
Diluted	(1.94)	(0.00)	N/A	N/A
Discontinued operations
Basic	-	-	0.13	2.21
Diluted	-	-	N/A	N/A
Net earnings
Basic	(1.94)	(0.00)	0.43	2.48
Diluted	(1.94)	(0.00)	N/A	N/A
Weighted average number of common equivalent shares
Basic	16,138	12,093	10,000	10,000
Diluted	18,191	12,807	10,000	10,000

Balance Sheet Data	2005	2004	2003	2002

Working capital	$4,751	$9,011	$3,755	$(2,111)
Long term debt	5,111	789	-	-
Number of shares:
Common stock	16,310	15,587	10,000	10,000
Preferred stock	12,841	-	-	-
Cash dividends – Common Shares	-	-	-	-
Cash dividends – Preferred Shares	-	-	-	-
Net assets	48,662	58,430	5,858	4,236
Total assets	$118,628	$106,148	$11,788	$34,460

(1)

Financial results presented based on U.S. GAAP.

N/A means not applicable.

Exchange Rate Information:

On November 14, 2006, the exchange rate of HK$ per US$ was $7.7842.

The following table sets out the average exchange rate for each year indicated calculated by using the average of the exchange rates on the last day of each month for each of the years indicated

Year Ended December 31,	Average
(HK$ per US$1.00)	Exchange Rate

2001	7.7997
2002	7.7997
2003	7.7875
2004	7.7905
2005	7.7533

The following table sets forth the high and low exchange rates and average calculated by using the average of the exchange rates on the last day of each month for each of the months indicated

Month ended,			Average
2006	High	Low	Exchange Rate

January	7.7571	7.7506	7.7537
February	7.7618	7.7564	7.7593
March	7.7620	7.7570	7.7591
April	7.7598	7.7529	7.7561
May	7.7575	7.7510	7.7538
June	7.7684	7.7578	7.7636
July	7.7790	7.7648	7.7731
August	7.7799	7.7684	7.7767
September	7.7925	7.7759	7.7823
October	7.7928	7.7746	7.7849
November thru to the 14th	7.7848	7.7762	7.7814

= "

Risk Factors

The Company’s business faces significant risks.  Investors should carefully consider all of the information set forth in this Form 20-F and in the Company’s other filings with the SEC, including the following risk factors which the Company faces and which are faced by the toy, toy-related and packaging industries.  The Company’s business, financial condition or results of operations could be materially adversely affected by any of these risks.  This Form 20-F also contains forward-looking statements that involve risks and uncertainties.  The Company’s results could materially differ from those anticipated in these forward-looking statements as a result of many factors including those risks described below and elsewhere in this Form 20-F.

The Company is controlled by a single investor and this control could adversely affect actions that may be beneficial to the Company’s other shareholders

Mr. Jeff Hsieh Cheng, the Company’s chief executive officer, through entities owned by him holds approximately 85.47% of the Company’s outstanding ADSs on a fully diluted basis assuming conversion of all the Company’s outstanding Preference Shares, all of which are beneficially owned by Mr. Hsieh through Centralink and Cornerstone Beststep, and the exercise of all of the Company’s outstanding options and warrants.  Accordingly, Mr. Hsieh has the ability to control the Company and its affairs, including the outcome of all matters requiring shareholder approval such as the election and removal of the Company’s entire board of directors, and any merger, consolidation or sale of all or substantially all of the Company’s assets.  This concentrated control gives Mr. Hsieh the right to decide whether the Company should proceed with any action, even if those actions might be beneficial to all shareholders.  It also could discourage others from initiating any potential merger, takeover or other change of control transaction.  As a result, the market price of the Company’s ADSs could be adversely affected.

If Mr. Hsieh’s ownership percentage reaches 90%, the minority shareholders of the Company may be forced to sell their shares

Under Hong Kong law, Mr.  Hsieh could, through a company, make a general offer to acquire all outstanding ordinary shares (represented by the Company’s ADSs) not already beneficially owned by him through Centralink. If such company acquires not less than 90% of the ordinary shares in respect of which the offer is made, it may require the owners of the remaining ordinary shares to transfer such shares to it.  In such circumstances, Mr. Hsieh could effectively force minority shareholders of the Company to sell their ADSs. With the Company’s ADS price currently below $1.00, and assuming the outstanding options and warrants that are below the current price are not exercised, Mr. Hsieh would have approximately 90% of the outstanding ADSs if he converts all of the Preference Shares owned by him.  Mr. Hsieh has mentioned to several members of the Board that he may be interested in acquiring all the ADSs that he doesn’t currently own.  Although the Company has not been presented with any documentation stating his intention to buy out the Company’s minority interests, should Mr. Hsieh initiate or support such an effort in the future, minority shareholders may be forced to sell their ADSs in the circumstances described above.

The Company may not be able to obtain sufficient funding for its working capital needs

The Company maintains working capital facilities for its operations.  All of the Company’s loan facilities are uncommitted and the lenders have the right to withhold extending credit in their sole discretion.  In addition, these facilities have certain financial covenants that must be maintained.  As of December 31, 2005, IPI was not in compliance with certain covenants and received a temporary waiver of these compliance requirements until May 15, 2006.  As of May 15, 2006, IPI was still not in compliance and the lender agreed to extend the facility until November, 2006 while IPI negotiates with the lender for a renewal of the facility.  IPI is also exploring alternative financing sources.  If IPI’s facility is not renewed or a substitute facility secured, IPI’s operations may be significantly hindered.  The failure to regain and maintain compliance in the future could result in the lenders curtailing credit to IPI.

One of the lending institutions used by Hua Yang ceased extending credit to Hua Yang in December 2005, but agreed to allow Hua Yang to gradually pay down outstanding balance by October 2006.   Hua Yang is in the process of securing alternative banking facilities to satisfy its working capital needs.  However; the failure to do so could significantly hinder Hua Yang’s operations.

The Company generally funds its corporate overhead from cash flow from its subsidiaries’ operations.  However, new credit facilities being negotiated by the Company for its subsidiaries may contain restrictions on transferring funds from these subsidiaries to the Company.  If this occurs, it may be difficult for the Company to satisfy its corporate overhead or other cash requirements or to use funds from one subsidiary to meet temporary working capital needs of another subsidiary of the Company.

The Company’s Asian credit facilities are dependent in part on guarantees extended by Mr. Hsieh

The Company’s Asian credit facilities are guaranteed by Mr. Hsieh.  A change in Mr. Hsieh’s financial condition or his refusal to extend further guarantees could result in the Asian lenders’ refusal to extend credit to the Company’s Asian subsidiaries or demanding immediate repayment of outstanding credit balances.  Any change in the Company’s ability to borrow could result in the Company being forced to curtail or delay its business activities.

The Company is undergoing a restructuring to eliminate unprofitable operating divisions and focus on profitable divisions which, in the immediate future, will result in significant restructuring costs and impact the Company’s cash flow, profitability and earnings per ADS.

After the acquisition of Hua Yang and Kord in December 2005, the Company considered restructuring the operating divisions to focus on the profitable divisions.  Subsequently, in June 2006, the Company terminated the operations of Playwell’s Gatelink subsidiary.  Playwell’s Gatelink subsidiary manufactured moulds for products developed by Playwell and on an OEM basis for third parties.  Historically, a significant portion of Gatelink’s operations involved making moulds for Marvel product lines licensed by Toy Biz Worldwide Ltd., a company controlled by Mr. Hsieh.  Toy Biz no longer has the rights to develop and distribute the Marvel line of products which eliminated Gatelink’s primary source of revenue.   In order to develop new business required to operate Gatelink profitably, the Company would have had to invest significant capital in new tooling equipment for Gatelink.  Management concluded that such an investment is not in the best interests of the Company as future profitability was uncertain and even if profits were generated from future operations, they might not be sufficient to offset the investment costs.  The termination of Gatelink’s operations will result in approximately $100,000 of charges for fiscal 2006.

In July 2006, the Company decided not to renew an existing license agreement with Binney & Smith for the Crayola dough product line beyond December 2006.  The Crayola dough line was a key element of the Company’s plan to enter the US mass market for toys.  The product line has been unprofitable, and the Company could not foresee this changing in the near future.  The Company is also discontinuing certain other product lines targeted towards the US mass market and, in the future, the Company may de-emphasize its efforts to enter the US mass market for toys.  The termination of the Binney & Smith license as well as the other product lines has resulted in charges of approximately $10.5 million as a result of the write-off of goodwill and approximately $2.0 million as a result of early amortization of intangibles relating to the Binney & Smith license in 2005 and the Company estimates that this will result in additional charges in 2006.

In October 2006, the Company decided not to continue distributing toy and toy-related products to the mass market in Canada and cease the operations of its Canadian subsidiary, Grand Toys Ltd. (“Grand Canada”), which conducted the Company’s Canadian mass market sales efforts.   For the year ended December 31, 2005, Grand Canada’s sales were approximately $7.7 million and the operations resulted in a loss of $334,000.  Management determined that future profitability of its Canadian mass market operations was uncertain.  The Company expects that the costs to close this operation, which include employee severance costs, and amounts relating to the lease in Montreal, could be as high as $1.2 million in 2006 and 2007.

.

In October 2006, the Company began to consider terminating the operations of Playwell’s Hong Kong Toy Centre Limited (“HKTC”) and Asian World Enterprises Co., Ltd. (“Asian World”) subsidiaries.  HKTC designs, develops and distributes plastic and wooden toys in the infant, preschool and activity toy categories, using the Playwell brand and other third-party licensed brands.  Asian World holds licenses to develop toy and toy-related products, most of which are further sublicensed to, and manufactured and sold by, HKTC.   HKTC’s market is highly competitive and it has not been able to successfully capitalize on its licensed properties.   HKTC’s revenues for the years ended December 31, 2004 and December 31, 2005 were $22.6 million and $12.1 million, respectively.  HKTC’s operating income (loss) for the years ended December 31, 2004 and December 31, 2005 were $1.8 million and ($2.7 million), respectively.  The costs to close the operations of HKTC and Asian World, including satisfying minimum guarantee payments on certain license agreements and employee severance costs, may be recorded in fiscal 2006.

Although management expects that the termination of these operations should enhance the Company’s profitability in the long run, there can be no assurance that the Company will be able to sustain the long term profitability of its remaining operations.

The market price of the Company’s ADSs is below $1.00 per ADS and, as a result, may be subject to future delisting from the Nasdaq SmallCap Market

The Company’s ADSs are listed on the Nasdaq SmallCap Market.   Nasdaq marketplace rules for continued listing require the Company to maintain a minimum bid price of not less than $1.00 per share.   In the event that the Company fails to maintain the required minimum bid price for a period of 30 consecutive trading days and then maintain a minimum bid price above $1.00 for 10 consecutive days within the next 180 calendar days, the Company will be subject to delisting from the Nasdaq SmallCap Market unless it regains compliance or provide a plan to regain compliance before the delisting date.  Further, even if the Company successfully adopts a plan to regain compliance, it will likely require a recapitalization of the Company’s ADSs in the form of a reverse stock split.   Companies which undergo such a recapitalization in the form of a reverse split have, in the past, suffered further erosion in its market price even though a reverse stock split does not change the percentage of outstanding ADSs.  Accordingly, either the delisting of the Company’s ADSs or the recapitalization of the Company’s ADSs may have a material adverse impact on the value and liquidity of the Company’s ADSs.

The Company’s relationships and transactions with entities affiliated with Mr. Hsieh create various perceived, potential or actual conflicts of interest which could adversely affect the Company’s business or the market price or liquidity of the Company’s ADSs

The Company not only engages in business in the ordinary course with companies that are affiliated with Mr. Hsieh but, as in the case of the acquisitions of Kord and Hua Yang, has engaged in material transactions with businesses owned by Mr. Hsieh.  As a result, situations have in the past and may in the future arise where Mr. Hsieh would have the right to vote on transactions with affiliated companies that could benefit Mr. Hsieh and negatively impact the Company, or vice versa.  Although the board of directors of the Company works to ensure that all transactions between the Company and entities controlled by Mr. Hsieh are done on an arms-length basis to ensure that they are fair to and in the best interests of the shareholders of the Company, any perceived or actual conflict of interest in the Company’s management and/or the companies affiliated with Mr. Hsieh may discourage investors from investing in the Company’s ADSs, which may negatively impact the stock price or liquidity of the Company’s ADSs.

Entities affiliated with Mr. Hsieh have existing obligations to the Company which are past due and this has had an adverse impact on the Companies cash flow.

The Company engages in material transactions in the ordinary course with businesses owned and controlled by Mr. Hsieh.   As of October 1, 2006, entities affiliated with Mr. Hsieh owed the Company approximately $1.0 million, most of which was outstanding for more than 90 days.  Although Mr. Hsieh has agreed to pay these amounts by the end of 2006, in accordance with an agreed upon schedule, the delay to date has negatively impacted the Company’s cash flow.

Centralink and Cornerstone Beststep own all of the Company’s Preference Shares which could further restrict the Company’s ability to secure additional investment

In May 2005, the Company issued to Centralink 2,000,000 Series A Preference Shares and in December 2005, the Company issued to Cornerstone Beststep 10,840,598 Series B Preference Shares.  The provisions of the Preference Shares contain provisions protective to Centralink and Cornerstone Beststep, including liquidation preferences and, in the case of the Series A Preference Shares,  preemptive rights to acquire shares of the Company if the Company determines to issue additional shares.  The existence of the Preference Shares could affect the market price of the Company’s ADSs, may discourage potential investors from investing in the Company or otherwise make it more difficult for the Company to issue additional equity securities.

The Company’s acquisition strategy has resulted in the Company incurring significant acquisition costs and increased overhead costs that have had and will continue to have an impact on the Company’s operating results

The Company began a strategy of growth through acquisition in August 2004 when it completed its reorganization merger between Playwell and Grand Toys International, Inc.  Since the Company began its acquisition strategy, it has incurred direct transactional acquisition costs of approximately $7,747,000, including the costs associated with the reorganization merger and Playwell acquisition in 2004.  The Company’s ADS holders have incurred dilution as a result of the issuance of the Preference Shares that were issued in connection with the Company’s acquisitions of IPI, Kord and Hua Yang, and will continue to incur further dilution as dividends on the Preference Shares are paid in additional ordinary shares.  The Company’s acquisition strategy has also required the Company to maintain certain levels of overhead required to follow its acquisition strategy and to maintain the operations of the Company.  For the year ended December 31, 2005 and the first nine months of 2006, these transaction expenditures, some of which have not been capitalized, and related overhead has negatively impacted the Company’s results and will continue to do so in the near future.  If the long-term benefits of these acquisitions do not exceed the short-term costs associated with the acquisitions and the associated overhead, the Company’s financial results, including earnings per share, could continue to be negatively impacted.

Since the Company has pursued an acquisition growth strategy, the Company’s attempts to acquire other companies may not prove fruitful or even if successful could have an adverse effect on its liquidity and earnings

The Company has pursued an acquisition strategy to expand its business and product offerings.  Beginning with the Company’s acquisition of Playwell following the Company’s reorganization merger in August 2004, the Company has made four acquisitions in the past two years, including the Company’s acquisitions of Hua Yang and Kord in December 2005.  The Company is not actively seeking any additional future acquisitions; however, if an opportunity arises, future acquisitions may be pursued.

Future acquisitions involve known and unknown risks that could adversely affect our future revenues and operating results.   For example:

•

The Company may fail to successfully integrate its acquisitions in accordance with our business strategy;

•

The Company competes with others to acquire companies.  This may result in decreased availability or increased prices for suitable acquisition candidates;

•

The Company may ultimately fail to consummate an acquisition but will still have to pay the costs associated with the potential acquisition;

•

Potential acquisitions may divert management’s attention away from the Company’s primary product offerings, resulting in the loss of key customers and/or personnel and expose the Company to unanticipated liabilities;

•

The Company may not be able to retain the skilled employees and experienced management that may be necessary to operate the businesses which the Company may acquire and, if the Company cannot retain such personnel, the Company may not be able to locate or hire new skilled employees and experienced management to replace them; and

•

The Company may not realize economies of scale through the elimination of certain redundant administrative and overhead costs.

The Company may be adversely affected by the seasonal aspect of its business

The business of the Company is seasonal and a majority of its sales take place in the third and fourth quarters of its fiscal year.  Therefore, the Company’s annual operating results will depend, in large part, on sales during the relatively brief holiday season from September through December.  Further, the impact of seasonality is increasing as large retailers become more efficient in their control of inventory levels through quick response management techniques. Rather than maintaining large on-hand inventories throughout the year to meet consumer demand, these customers are timing reorders so that they are being filled by suppliers closer to the time of purchase by retail customers, which to a large extent occur during September through December.  While these techniques reduce a retailer's investment in inventory, they increase pressure on suppliers like the Company to fill orders promptly, thereby shifting a significant portion of inventory risk and carrying costs to the supplier.  The limited inventory carried by retailers may also reduce or delay retail sales.  Additionally, the logistics of supplying more and more products within shorter time periods increases the risk that the Company may fail to achieve tight and compressed shipping schedules.  This seasonal pattern requires significant use of working capital mainly to manufacture inventory during the portion of the year preceding the holiday season, and requires accurate forecasting of demand for products during the holiday season. The Company’s failure to accurately predict and respond to consumer demand could result in its under-producing popular items and overproducing less popular items.

The Company’s operating results may be highly volatile which could have a material adverse impact on the Company’s results of operations

The toy and toy related industries in which the Company operates is known for a high level of volatility as a result of changing consumer tastes, competition and over-saturation of popular products.  Playwell and Grand US have both experienced significant volatility in their results in their past histories. While the Company has recently diversified into specialty toy distribution, packaging and party good categories to reduce volatility, there can be no guarantee that this history of volatility will not continue.

The Company is dependent upon key personnel whose loss may adversely impact the Company's business

The Company relies on the expertise, experience and continued services of its senior management employees, including Jeff Hsieh, who is the chief executive officer and a director of the Company, Elliot L. Bier, who is chairman and deputy chief executive officer and a director of the Company, David J. Fremed, who is the chief financial officer and a director of the Company, Roger Bildsten, who is President of Grand US, Kevin Murphy who is General Manager of Hua Yang, Li Sang Tung, who is General Manager of Kord.  Each of these individuals has acquired specialized knowledge and skills with respect to the Company and its operations and most decisions concerning the business of the Company or its subsidiaries will be made or significantly influenced by them.  The Company is not the beneficiary of any "key man" insurance on the life of any of these persons. The loss of some of these senior management employees without a suitable replacement, or an inability to attract or retain other key individuals, could materially adversely affect the Company.

Growth in the Company's business is dependent, to a large degree, on the Company’s ability to retain and attract such employees. The Company seeks to compensate and incentivize its key executives, as well as other employees, through competitive salaries and stock option and bonus plans, but there can be no assurance that these programs will allow it to retain key employees or hire new key employees.  As a result, if any of these individuals were to leave, the Company could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience.

Certain members of the Company’s management team do not perform duties exclusively for the Company and, as a result, their attention may be diverted from the Company’s business

Although certain members of the Company’s management team are engaged by the Company under written employment or consulting agreements, including Elliot L. Bier, who is a director, chairman and deputy chief executive officer, the terms of these employment or consulting agreements permit them to perform services for the Company on a non-exclusive basis.   Mr. Hsieh does not have a written agreement with the Company and devotes a significant portion of his time to Cornerstone, its subsidiaries and other companies.  In the future, the Company may make similar non-exclusive arrangements with other senior management employees.  These other business activities could divert their attention from or otherwise interfere with their future availability to, and efforts on behalf of, the Company.

In order to maintain its business, the Company will depend on obtaining and maintaining licenses for the manufacture and distribution of products

The Company has entered into various licenses and royalty agreements in which it pays fees in exchange for rights to the use of product inventions or trademarked names, shapes and likenesses for use in development of its product lines. The Company is constantly seeking additional licenses and distribution agreements.  These agreements generally include minimum fee guarantees based on a reasonable expectation of the product sales to be generated throughout the life of the agreement.   As is customary in the toy business, some of these projected expectations have not materialized and the Company pays unearned fees as a result.   In addition, when licenses do not meet expectations, the Company has to write-off all or part of the value of the licenses resulting in a charge against its net income.   Unrecouped license fees or minimum guarantees have recently become a more significant problem as the Company wrote-off approximately $465,000 in 2005 and will be required to write-off certain amounts in 2006 from its licenses for products targeted for the US mass market which the Company has determined to de-emphasize.

License and royalty agreements are also mostly for fixed terms and often contain performance-related covenants.  There is no assurance that the Company will be able to maintain or extend the rights of its existing licenses. The failure to renew these license agreements or any difficulty in entering into other license agreements with other entertainment companies will have an adverse effect on the Company’s business and results of operations.

Because the life cycle for toy products is usually very short and consumer preferences are unpredictable, the Company’s business may be adversely affected by its inability to develop or secure the right to distribute new products

The Company’s business and operating results will depend largely upon the appeal of the products it manufactures and sells. Consumer preferences in the toy and toy-related industries are highly subjective, and there can be no assurance that consumers will continue to find existing or new products of the Company appealing.   As a result of changing consumer preferences, many products are successfully marketed for only one or two years.  The Company’s continued success will depend on the ability of the Company to redesign, restyle and extend its existing toy and fashion accessory products and to develop, acquire the right to, introduce and gain customer acceptance of new products.   A decline in the popularity of its existing products and product lines or the failure of new products and product lines to achieve and sustain market acceptance could result in reduced overall revenues and margins, which could have a material adverse effect on the Company's business, financial condition and results of operations.

If the market for new or existing products is less than expected, the Company may build excess quantities of certain products and subsequently may be required to sell inventory of such products at discounts which may be substantial or provide inventory provisions to mark the value of excess inventory quantities down to their estimated market value.

Introduction of new products by third parties whose products the Company distributes and manufactures, and market acceptance of these products, will have a significant impact on the success of the Company’s business

A significant portion of the Company’s business involves the distribution of toy, toy-related product and packaging for product developed by third parties and the contract manufacture of other companies’ products.  The Company’s long-term operating results therefore depend, in part, on the ability of third parties to continue to conceive, design and market new products and upon continuing market acceptance of these third parties’ existing and future products.   In the ordinary course of their businesses, these third parties continuously develop new products and create additions to their existing product lines.  Significant delays in the introduction of, or their failure to introduce or market, new products or additions to their respective product lines would impair the Company’s results of operations.

Some of the Company’s products have limited life cycles and may be discontinued by a third party at any time. Accordingly, there can be no assurance that existing or future products of our customers will continue to receive substantial market acceptance.

The Company may fail to make new product introductions in a timely fashion, which could negatively impact its operating results

The Company designs and develops its own proprietary products as well as products for third parties.  Once a new product is conceived, the principal steps to introduce the product include design, sourcing and testing of components, tooling, and purchase and design of graphics and packaging.   At any stage in the process, there may be difficulties or delays in completing the necessary steps to meet the contemplated product introduction schedule. It is, for example, common in new product introductions or product revisions to encounter technical and other difficulties affecting manufacturing efficiency and, at times, the ability to manufacture at all, that will typically be corrected or improved over a period of time with continued manufacturing experience and engineering efforts.  If one or more aspects necessary for introduction of products are not met in a timely fashion, or if technical difficulties take longer than anticipated to overcome, the anticipated product introductions will be delayed, or in some cases may be terminated.  Therefore, no assurances can be given that products will be introduced in a timely fashion.  Significant delays in the introduction of, or the failure to introduce, new products or improved products would have an adverse effect on the Company's operating results.

Due to the highly competitive nature of the Company’s operations, the Company may have difficulty retaining or increasing market share in the segments of the toy and toy-related industries in which the Company operates

IPI operates primarily in the specialty retail distribution market by distributing both proprietary toys and licensed toys in the North American market, focusing on toys for infants to teenagers.  There is no assurance that IPI can continue to maintain the same level of sales and shelf space for the specialty retail market, as the barriers for other distributors to enter the specialty retail toy market are relatively low.

Hua Yang faces significant competition in its business segments.  In "pop up" books, Hua Yang competes with contract manufacturers located in Southeast Asia and South America.  In novelty and board books as well as specialty packaging, Hua Yang competes with contract manufacturers located in Hong Kong and other parts of the PRC.  In addition, Hua Yang competes with customers that have the capability to manufacture their products internally.

The Company does not believe that there are any significant barriers to entry into the light manufacturing business in which Hua Yang and Kord operate.  Although Hua Yang and Kord seek patent, trademark, trade name or copyright protection for some of their products, neither Hua Yang nor Kord characterizes its business as proprietary.  Accordingly, additional participants may enter the market at any time.

Kord’s principal factory lease expires in 2007 and the failure to renew this lease would have a material impact on its operations

Kord leases its principal manufacturing facilities and these leases expire in the second half of 2007.   If Kord is unable to renew the leases, it would be forced to relocate and improvements made by Kord would revert to the owner of the facilities.   No assurance can be given as to the ability of Kord to renew its leases of existing facilities on acceptable terms, and the inability to do so would result in Kord incurring significant expenditures for relocation and improvements to new facilities.  This relocation and additional costs could have a material adverse effect on the Company’s business, financial condition and results of operations.

The operation of the Hua Yang Facility is dependent on third parties not under our control

Hua Yang’s principal manufacturing facility is owned and operated by a co-operative joint venture in which Hua Yang has a majority interest.  The other party to this contractual joint venture is an entity that is controlled by PRC governmental authorities.  The efficient and cost-effective operation of the Hua Yang facility depends upon the cooperation and support of PRC authorities and the joint venture partner.  Should a dispute develop between Hua Yang and its joint venture partner, there can be no assurance that Hua Yang would be able to enforce its understanding of its agreements or interests with its joint venture partner, which could result in a significant loss of, or depreciation in the value of, the Hua Yang facility.   Hua Yang’s investment in the Hua Yang facility is significant and it could not be replaced without considerable new investment, if at all.  The lack of cooperation by Hua Yang’s joint venture partner could subject Hua Yang to additional risks and costs, including the interruption or cessation of its present operations in the PRC, all of which would have a material adverse effect on Hua Yang’s business, financial condition and results of operations.

Hua Yang and Kord’s operations depend on access to raw materials which must be available in significant quantities and reasonable prices in order for their operations to be conducted profitably

Hua Yang and Kord use various plastic resins, paper, ink and glue in their manufacturing operations.  Hua Yang’s and Kord’s financial performance is dependent, to a substantial extent, on the cost of such raw materials. The supply and demand for both plastic resins and the petrochemical intermediates from which plastic resins are produced are subject to cyclical and other market factors and may fluctuate significantly.  As a result, the cost of raw materials to Hua Yang and Kord is subject to substantial increases and decreases over which Hua Yang and Kord have no control except by seeking to time their purchases in order to take advantage of favorable market conditions.  In the past , Hua Yang and Kord have experienced significant increases in the price of certain raw materials, which resulted in an increase in Hua Yang’s and Kord’s production costs that Hua Yang and Kord were not able to pass on fully to their respective customers.  To the extent that future increases in the cost of raw materials cannot be passed on to customers, such increases could have a material adverse effect on Hua Yang’s and Kord’s results of operations and financial condition.

Hua Yang and Kord purchase their raw materials from a limited number of suppliers.  Hua Yang and Kord have no formal written agreements with any of their suppliers.  No assurance can be given that Hua Yang and Kord will be able to obtain sufficient quantities of such raw materials to meet their needs.  Any lack of sufficient raw materials for their needs would have a material adverse effect on Hua Yang’s and Kord’s business, financial condition and results of operations.

The Company may not be able to protect its intellectual property

On occasion in the toy industry, successful products are "knocked-off" or copied.  While the Company strives to protect its intellectual property, there can be no guarantee that knock-offs will not have a significant negative effect on its business.  In addition, intellectual property laws are less developed in China than in the U.S., and historically, China has not protected companies' intellectual property rights to the same extent as the U.S.  The costs incurred in protecting the Company’s intellectual property rights could be significant and there is no assurance that it will be able to successfully protect its rights.

The Company may be subject to product liability claims which, if not covered by adequate insurance, could result in the Company becoming responsible for paying substantial amount of damages, which could adversely impact its business, financial condition and results of operations

The Company is subject to product liability claims relating to the products it manufactures and distributes.  Since some of the Company’s products are manufactured for infants and pre-school children, safety has been a major concern in the products that the Company designs, develops and manufactures.  However, the Company cannot assure total safety of its products and therefore can be subject to possible claims for injury or damage, some or all of which may not be covered by insurance.  A successful claim brought against the Company by a customer which is not covered by insurance or the adverse publicity that could accompany any such claim could have a material adverse effect on the business, financial condition and results of operations of the Company.

The Company is subject to many U.S. regulations when exporting toy products into the U.S. that could result in the exclusion of some of its products from U.S. markets

The Company and its U.S. distribution customers are subject to the provisions of the U.S. Federal Hazardous Substances Act and the U.S. Federal Consumer Product Safety Act when importing or producing toys to be sold in the U.S.  These laws empower the U.S. Consumer Product Safety Commission, or the CPSC, to protect consumers from hazardous toys and other articles. The CPSC has the authority to exclude products from the market that are found to be unsafe or hazardous, and can require a recall of such products under certain circumstances.  Similar laws exist in some states and cities in the U.S., as well as in foreign jurisdictions. The Company designs and tests the products it purchases or manufactures for compliance with regulatory standards.  However, there can be no assurance that the Company's products will not be found to violate applicable laws, rules and regulations, which could have a material adverse effect on the business, financial condition and results of operations of the Company.  In addition, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future, or that the Company's products will not be marketed in the future in countries with more restrictive laws, rules and regulations, either of which could make compliance more difficult or expensive, and which could have a material adverse effect on the Company's business, financial condition and results of operations.

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

The market price of the Company’s ADSs is expected to be volatile

Market prices of the shares of microcap stocks like the Company, as well as the market price of stocks of toy and toy-related companies, are often volatile and the historical stock price of the Company and its predecessor Grand US, has reflected this volatility.  The trading price of the Company's ADSs may be subject to wide fluctuations.  These broad market and industry fluctuations may result in the decline of the market price of the Company's ADSs, regardless of its operating performance.

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

•

sales of the Company’s ADSs into the public market; and

•

volume of trading of the Company ADSs on NASDAQ.

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

Future sales of the Company’s ADSs by existing shareholders, option holders and warrant holders could result in a decline of the price of the Company’s ADSs

The market price of the Company’s ADSs could decline as a result of sales of a large number of its ADSs into the market, or the perception that these sales could occur.  There are currently options and warrants to purchase 2,898,977 of the Company’s ADSs outstanding, and the Company intends to file a Form S-8 registration statement covering the ordinary shares underlying the ADSs issuable upon exercise of the options shortly after the filing of this report which would permit the immediate sale of all vested options.  In addition, the Preference Shares are convertible into 31,951,606 ADSs and the Company intends to issue additional ordinary shares, being represented by ADSs, to satisfy the Company’s obligation to pay dividends on the Preference Shares. Centralink and Cornerstone Beststep, subsidiaries of Cornerstone and the holders of the Preference Shares, have the right to demand registration of the ordinary shares underlying these ADSs.  If and when these options and warrants are exercised or the Preference Shares are converted and registered, there  might be  a depressive impact on the market price of the Company’s ADSs.  This might make it more difficult for the Company to sell equity securities in the future at a time and at a price that it deems appropriate.

The Company does not expect to pay cash dividends on its stock

The Company has not paid any cash dividends on the ordinary shares underlying the ADSs and the Company does not expect to declare or pay any cash dividends in the foreseeable future.

It may be difficult to enforce civil liabilities against the Company

Grand Toys International Limited is a Hong Kong company, and a substantial portion of its assets are located outside the U.S. In addition, certain of the Company's directors and officers are residents outside the U.S., and all or a substantial portion of the assets of such persons are or may be located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons, or to enforce against them or the Company judgments obtained in the U.S. courts predicated upon the civil liability provisions of the U.S. securities laws.  The availability in Hong Kong, in original actions or in actions for enforcement of judgments of U.S. courts, of remedies provided for under the U.S. securities laws will depend on relevant Hong Kong laws.

Risks Related to Doing Business in China

The Company is organized and based in Hong Kong, which is part of the PRC, and a significant portion of the Company’s operations and assets are located in the PRC.  The following addresses some of the risks associated with doing business in China.

Because China does not have a well developed, comprehensive system of laws, it may be difficult for the Company and its subsidiaries to protect or enforce their legal rights

A majority of the Company's assets and operations are located in China.  The Chinese legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents.. Certain areas of the Chinese legal system, such as aspects of business law, are less developed than in common law jurisdictions like the U.S.  As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and vary from locality to locality. .

In particular, the Chinese legal system relating to foreign investments is relatively  new and continually evolving, and  there cannot always be certainty as to the application of specific  laws and regulations in particular instances., Statements regarding  evolving policies on foreign investment have occasionally been conflicting, and any such policies, as administered, are likely to be subject to broad interpretation, discretion and modification, perhaps on a case-by-case basis. As the legal system in China develops, foreign investors may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and the preemption of provincial or local laws by national laws. Enforcement of existing laws may be sporadic and implementation and interpretation thereof inconsistent. Furthermore, when compared with their counterparts in other jurisdictions, the Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a judgment by a court of another jurisdiction.  There can be no assurance that the Company's current or future activities in China will have a high degree of security under China's legal system.

If the Company is not able to obtain appropriate governmental support and approvals in China, it may not be able to conduct its business activities as planned

 The Company's activities in China may by law be subject, in some circumstances, to administrative review and approval by various national and local agencies of the Chinese government. Although the Company believes that the present level of support from local, provincial and national governmental entities enjoyed by the Company benefits the Company’s operations in connection with administrative review and the receipt of approvals, there is no assurance that such approvals, when necessary or advisable in the future, will be forthcoming.  The inability to obtain such approvals could have a material adverse effect on the Company's business, financial condition and results of operations.

 If the Exchange Rate for the Hong Kong Dollar ceases to be fixed against the U.S. Dollar, the Company would be subject to potentially significant adverse exchange rate risks

The Hong Kong dollar has remained relatively constant against the U.S. dollar due to the U.S. dollar peg and currency board system that has been in effect in Hong Kong since 1983. One U.S. dollar is pegged to $7.80 HK dollar under that system. There can be no assurance that such currency peg of the Hong Kong dollar to the U.S. dollar will be maintained in the future. Because the Company's corporate headquarters are located in Hong Kong, a large proportion of the Company's administrative and business expenses are denominated in Hong Kong dollars and a large proportion of its revenues is expected to be in U.S. dollars from the sale of toy products to the U.S.  Should the currency peg cease to be maintained and the exchange rate between the Hong Kong dollar and the U.S. dollar be allowed to float, the Company's business and results of operations may be negatively impacted.

A change in currency exchange rates could increase the Company's costs relative to its revenues

The Company's sales are mostly denominated in U.S. dollars or Euros. The majority of the Company's expenses are denominated in Hong Kong dollars, followed by Chinese renminbi, the currency of the PRC, Euros and U.S. dollars.   As a result, the Company will be subject to the effects of exchange rate fluctuations with respect to any of these currencies and the related interest rate fluctuations.  Fluctuations in the exchange rate of the U.S. dollar against the respective foreign currencies could have a significant impact on the Company's revenues, results and financial condition. A rise in the value of the foreign currencies relative to the U.S. dollar will increase the Company's relative production costs and decrease the relative value of its revenue, thereby reducing its operating margins. Furthermore, should the U.S. dollar weaken, the Company's products could become more expensive in the U.S. even if the prices of the products in Hong Kong dollars remain unchanged, which could further adversely affect the Company's revenues. Currently, the Company has not entered into agreements or purchase instruments to hedge its exchange rate risks.

= "

Item 4. Information on the Company

Description of Business

Overview

Grand Toys International Limited, a Nasdaq SmallCap listed company, is organized under the laws of Hong Kong.  The Company, through its Hong Kong, US and Canadian operating subsidiaries, develops, manufactures and distributes toy and toy-related products throughout the world; prints and assembles books and specialty packaging; and develops and manufactures party goods.  The Company operates through four main subsidiaries:  Hua Yang, Kord, Playwell and Grand US.  The Company was formerly a subsidiary of Grand US.  It became the parent of Grand US on August 16, 2004, pursuant to a reorganization merger.  Immediately after the reorganization merger, the Company acquired Playwell.

On March 1, 2005, Grand US acquired International Playthings, Inc., a New Jersey-based US toy distributor.

On December 23, 2005, the Company purchased the shares of Hua Yang and Kord, which were owned by Cornerstone Beststep, a subsidiary of Cornerstone.

The Company was incorporated in Hong Kong on October 15, 2003, although it did not commence actual operations until the completion of the reorganization merger of Grand US and the Playwell acquisition on August 16, 2004.  Its executive offices are located at 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong, telephone number 852.2866.8323.

Grand Toys International Limited is the holding company of a group of operating subsidiaries, which includes manufacturing and distribution segments:

Manufacturing:

•

Hua Yang and subsidiaries - Printing & Packaging

•

Kord  - Party Goods

•

Gatelink – Mould manufacturing

Distribution:

•

Grand US  and subsidiaries  -  North America toy distribution

•

Playwell and subsidiaries -  Worldwide toy distribution

The Company’s overall strategy is to:

•

Sustain and maintain current profitable business segments;

•

Grow through the development, distribution and sale to global retail markets of innovative products at competitive prices; and

•

Grow through the acquisition of complementary companies that fit into the Company’s vertically-integrated structure.

Operating Subsidiaries

Playwell

Playwell is a Hong Kong limited company formed in 2000 which, through its subsidiaries and predecessor has been active in the toy business for over 30 years.  As of December 31, 2005, Playwell was a holding company with four operating subsidiaries:

•

Hong Kong Toy Centre Ltd., or HKTC, which, since 1969, develops products for sale under the Playwell brand and supervises the outsourced manufacture in the PRC of Playwell branded products and products designed by customers of HKTC for sale under their own brands;

•

Gatelink Mould Engineering Limited, which manufactures moulds for Playwell and third parties ;

•

Great Wall Alliance Ltd., which holds Playwell trademarks; and

•

Asian World Enterprises, Co., Ltd., which holds intellectual property licenses from The Walt Disney Company and other third parties.

Grand US

Grand US is a Nevada corporation which, through its subsidiaries, has been engaged in the toy business for over 45 years.  The March 1, 2005 acquisition by Grand US of International Playthings, Inc. substantially increased Grand US’ distribution capabilities to the toy retailers throughout North America.  Prior to that acquisition, Grand US’ focus was mainly distribution of toys throughout Canada through its Canadian subsidiary, Grand Toys Ltd.  Expansion efforts have been focused on expanding product offerings through the development of proprietary products and expanding geographically outside of Canada. Grand US has, for many years distributed products for Toy Biz Inc. and Toy Biz Worldwide, an entity controlled by Mr. Hsieh, including the Marvel line of products, the largest source of Grand US' revenues prior to 2004.  Toy Biz’s arrangement to distribute the marvel line of products in Canada will terminate in 2006.

Grand US' and its subsidiaries’ business consists of five areas of operation:

•

distribution of proprietary and licensed toys to the mass and specialty retail market in North America;

•

importing and distributing throughout North America, on an exclusive and non-exclusive basis, a wide variety of well-known toy and leisure products and ancillary items, including party goods, stationary and accessories;

•

selling toy products and ancillary items featuring popular characters and brands licensed to Grand US and its subsidiaries;

•

earning commissions on the sale of products represented by Grand US and its subsidiaries and shipped directly from an overseas vendor to North American customers; and

•

developing proprietary products, such as arts and crafts, puzzles, mobiles, and gift-related items for sale.

Hua Yang

Hua Yang is a Cayman Islands company which, through its operating subsidiaries and predecessors in Hong Kong and China, has engaged since 1935 in specialty printing for children’s books and games, and produces toy and gift marketing-related specialty printing and packaging.  Hua Yang has an established track record in the printing and packaging business and is recognized as a high-quality industry leader in southern China.  Its two operating segments can be broken into sub-segments, as follows:

Books and Board Games:

•

Design and production of a range of paper-based novelty items such as pop-up books, touch-and-feel books, and board books for major publishers in the U.K., U.S. and Europe; and

•

Production of jigsaw puzzles and board games primarily on an OEM basis (For example: Cranium™).

Packaging Products:

•

Design and production of high-end promotional parfumerie packaging, value-added gift packaging, fashion packaging, and confectionary packaging for luxury branded goods customers such as LVMH; and

•

Design and production of low-end packaging of toy products for the mass market (for example: Barbie™ and Leap Frog™).

In February 2005, Hua Yang acquired the business and assets of Eastern Raiser Printing Co Ltd, a former subcontractor of Hua Yang which specializes in printing and packaging of toys, action figures, games, recreational products and other toy-related products for third parties.

Kord Holdings Inc.

Kord Holdings, Inc. is a British Virgin Islands company which, through its Hong Kong operating subsidiaries, is one of the largest party good manufacturers in the world with over 3,000 employees and over 500,000 square feet of manufacturing space.  Founded in 1972, Kord produces a broad range of party and paper goods and offers comprehensive lines of party products and accessories to major importers and superstores overseas, either under its own “KORD” brand (approximately 50% of sales) or on a OEM basis (approximately 50% of sales).

Kord has over 20,000 designs in key product groups including generic party products, decorative products, disposable products and latex masks.   Generic, decorative, and disposable products account for more than 90% of total sales and include paper cups, paper plates, table covers, napkins, hats, horns, banners, invitations and decorations.

Kord is also a licensed manufacturer of party products related to certain Disney-branded characters.  Kord works closely with importers, distributors, party superstores and international retail chains on ODM and OEM projects all over the world.

Recent Developments

The information on the Company contained in this Item 4 of the Company’s Report on Form 20-F is based on the business of the Company through December 31, 2005.  Since January 1, 2006, the Company announced a number of changes to its business plan which will significantly alter the Company’s business and strategy for years beginning after December 31, 2005.  The following information and the discussion set forth under the caption “The Company is undergoing a restructuring to eliminate unprofitable operating divisions and focus on profitable divisions which, in the immediate future, will result in significant restructuring costs and impact the Company’s profitability and earnings per ADS” in the Risk Factors section of Item 1 should be carefully considered in understanding the discussion set forth in this Item 4:

In June 2006, the Company terminated the operations of Playwell’s subsidiary, Gatelink.  Gatelink manufactured moulds for products developed by Playwell and on an OEM basis for third parties.  Historically, a significant portion of Gatelink’s operations involved making moulds for Marvel product lines licensed by Toy Biz Worldwide Limited.  For the year ended December 31, 2004 and 2005, Gatelink’s operations generated income of $857,088 and $581,301, respectively. The lower net income resulted from a decrease in the number of Marvel products introduced in 2005.  Toy Biz Worldwide Limited no longer has the rights to develop and distribute the Marvel line of products which eliminated Gatelink’s primary source of revenue.  In order to develop new business required to operate Gatelink profitably, the Company would have had to invest significant capital in new tooling equipment for Gatelink.  Management concluded that such an investment is not in the best interests of the Company as future profitability was uncertain and even if profits were generated from future operations, they might not be sufficient to offset the investment costs.  The termination of Gatelink’s operations will result in approximately $100,000 of charges for fiscal 2006 and this will be funded with cash generated from operations.

In July 2006, the Company decided not to renew an existing license agreement with Binney & Smith for the Crayola dough product line beyond December 2006.  The Crayola dough line was a key element of the Company’s plan to enter the US mass market for toys.  The product line has been unprofitable, and the Company could not foresee this changing in the near future.  The Company is also discontinuing certain other product lines targeted towards the US mass market and, in the future, the Company may de-emphasize its efforts to enter the US mass market for toys.  The termination of the Binney & Smith license as well as the other product lines has resulted in a write-off of goodwill of approximately $10.5 million and an acceleration of amortization of intangibles relating to the Binney & Smith license of approximately $2.0 million in 2005. The Company estimates that this discontinuance of business will result in additional charges in 2006; however these charges are not yet quantifiable as the Company continues to negotiate certain settlements on outstanding minimum royalty obligations for certain licenses for which we may not reach the minimum guarantees. The Company expects to be able to fund these settlements with cash generated from operations and the existing or future working capital facilities

In October 2006, the Company decided to discontinue distributing toy and toy-related products to the mass market in Canada and cease the operations of its Canadian subsidiary, Grand Toys Ltd. (“Grand Canada”), which conducted the Company’s Canadian mass market sales efforts, at the end of 2006.  For the year ended December 31, 2005, Grand Canada’s sales were approximately $7.7 million and the operations resulted in a loss of $334,000.   Management determined that future profitability of its Canadian mass market operations was uncertain.  The Company expects that the costs to close this operation, which include employee severance costs, and amounts relating to the lease in Montreal, could be as high as $1.2 million in 2006 and 2007.  The Company expects that funds received from selling existing inventory and collecting all receivables will be sufficient to cover the closing costs indicated above.

In October 2006, the Company began to consider terminating the operations of HKTC and Asian World.  HKTC designs, develops and distributes plastic and wooden toys in the infant, preschool and activity toy categories, using the Playwell brand and other third-party licensed brands.  Asian World holds licenses to develop toy and toy-related products, most of which are further sublicensed to, and manufactured and sold by, HKTC.   HKTC’s market is highly competitive and has not been able to successfully capitalize on its licensed properties.   HKTC’s revenues for the years ended December 31, 2004 and December 31, 2005 were $22.6 million and $12.1 million, respectively.   HKTC’s operating income (loss) for the years ended December 31, 2004 and December 31, 2005 were $1.8 million and ($2.7 million), respectively.

On November 6, 2006, the unpaid balance of approximately $4.5 million on the Hua Yang term loan from the Industrial and Commercial Bank of China was assumed by Jeff Hsieh.  The new term loan between Hua Yang and Hsieh will be repaid in monthly installments beginning January 2007 and ending June 2008 and at an interest rate of prime plus 1%.  The Company believes that Hua Yang can support the loan repayment with cash generated from operations and existing and future working capital facilities.

Management believes that the termination of these operations should allow Grand to focus on the profitable operations of IPI, Hua Yang and Kord going forward.  Thus, the Company’s revised business strategy into 2007 is expected to be the growth and expansion of: toy distribution to the specialty retail market in North America; the printing and packaging businesses; and the party goods development and manufacturing businesses, with significantly less emphasis on toy development, licensing, and sales, particularly for the mass marketplace.

Global Business Strategy

The Company's goal is to be a leading seller of toy and toy-related products for children ranging from infants to pre-teens. The Company’s recent acquisitions of Hua Yang and Kord have expanded the Company into different niches both within and beyond the toy-related industries.  Hua Yang’s printing division gives the Company a presence in children’s books and puzzles and allows the Company to package the toys that the Company manufactures.  Hua Yang’s business also offers the Company other specialty packaging opportunities.  Kord’s party goods business allows the Company to reach its core demographic with different product lines.  Both Hua Yang and Kord enable the Company to approach licensors and retail stores as a more diversified company that can provide more services, goods and opportunities to our customers.  The Company seeks to maximize its potential with its new product base and continues to look for other opportunities that will further expand its product base within the toy and toy-related industry.

For purposes of clarity, we separate the discussion of the Company’s business into:

•

Toy products (Playwell & Grand US)

•

Printing and packaging (Hua Yang)

•

Party goods (Kord)

Toy Products (Playwell and Grand US)

Business Strategy

In the toy-products area, the Company looked for opportunities that would help it achieve a premiere status in the toy industry.  To achieve its goals, the Company’s strategy called for increasing cooperation with proprietary toy concept licensors, diversifying its product range, strengthening its marketing network and relationships with its multi-national customers, expanding its distribution channels and increasing and diversifying its customer base.

Develop Cooperative Relationships with Toy Industry Licensors

The Company has discontinued its pursuit to develop licensing relationships with top toy industry licensors, in order to focus on those existing relationships for the specialty toy market.  Historically, the Company has licensed the toy concept, developed the toy with the approval of the licensor and sold the product through the Company’s distribution channels.

Competitive Strengths

The Company believes that its main competitive strengths in the toy products area include:

•

its international distribution network;

•

its vertical integration of capabilities throughout the toy production cycle;

•

its executives' extensive experience in the toy industry and familiarity with the United States, Canadian, European and Chinese markets;

•

its client service expertise and competitive pricing ability;

•

its stable relationships with licensors of proprietary names, characters and other toy industry intellectual properties;

•

its demonstrated cost-management abilities;

•

its diversified core product base; and

•

its flexibility in adapting to the fast changing and trend-based toy industry.

Products, Markets & Marketing Channels

The Company distributes toy, toy related and recreational products through HKTC and Grand US to retailers and consumers.

The Company’s toy product segment’s three largest customers are: Toys R Us, Mamas & Papas Ltd. and Eveil & Jeux, which for the year ended December 31, 2005 accounted for approximately 4%, 1% and 1%, respectively, of the Company’s gross sales.   No other customer in the toy product segment accounted for more than 1% of the Company’s gross sales in 2005.

Net sales of toy products by geographical areas were as follows:

	2005	2004	2003
		(as restated)
US	$27,530,502	$13,944,721	$21,182,664
Asia	9,703,972	8,131,198	390,156
Europe	8,943,318	6,170,641	8,559,424
Canada	2,070,183	3,511,606	4,911,115
Africa	234,756	479,495	18,402
Other	142,594	402,885	2,382,004
Total net sales	$48,625,325	$32,640,546	$37,443,765

HKTC

HKTC is an international designer and supplier of plastic and wooden toys in the infant, preschool and activity toy categories, with distribution capabilities in key markets worldwide.  It also supervises outsourced manufacturing of toy products of its own design for sale under the "Playwell" brand or designed by its customers for sale under those customer's own brand names.

HKTC supplies several lines of plastic toys - toys for preschool children, water toys and toys for infants. Many of these plastic toys require sophisticated injection-mold production of specialty cartoon characters, such as Disney and Crayola licensed characters.  These character replicas come in various scales and are medium and high-feature products that must meet exacting standards.  Many of these character replicas have complex designs, which require high-quality workmanship and decorative details.  HKTC also supplies wooden toys, doll furniture, children's furniture and rockers.  HKTC sells its products directly to over 30 retailers in the U.S. and the U.K. and to approximately six distributors worldwide.  HKTC has 10 dedicated sales staff and it also has a long standing commission-based network of sales representatives in Europe and the U.S and access to another sales network in the U.S.

Grand US

Grand US, including its subsidiaries, IPI and Grand Toys Ltd., distributes a broad range of toys for infants through teenagers primarily to the consumer mass and specialty markets in North America.  Grand US’s mission is to develop and distribute innovative and entertaining products with integrity, superior play value and child developmental qualities.  Grand US’s offerings include puzzles, games, infant and preschool toys, dolls and girls’ products, educational toys and activity toys.

Grand US buys finished goods from various Asian manufacturers and ships the goods to its warehouses in Parsippany, New Jersey or Dorval, Quebec.  The goods are then shipped to over 3,000 customer locations.

Grand US employs a sales and marketing staff of ten, including two senior managers, five employee sales representatives and independent sales agents who make on-site visits to customers for the purpose of soliciting orders for products.  Grand US markets products at major and regional toy trade shows in the United States, Canada and Hong Kong.  In addition, Grand US maintains showrooms in New Jersey, Dorval, Quebec and Hong Kong.  Purchasers of the products include mass retailers, regional retail stores, toy specialty stores and wholesalers.

Grand US, in its regular business operations, does not have long term order commitments from its customers.  The Company sells to its customers on open account, allowing customers to purchase products up to certain pre-established credit limits.

Grand US enters into one-year term agreements with the majority of its customers.  These agreements stipulate payment terms, shipping terms, allowances and rebates (i.e., advertising allowances, allowances for defective product returns or volume allowances, as applicable). Payment terms typically vary between 30 and 90 days.  Allowances and rebates are deducted from gross sales.

In certain instances, where retailers are unable to sell the quantity of products which have been ordered from the Company, the Company may, in accordance with industry practice, assist retailers in selling such excess inventory by offering discounts or accepting returns.  A portion of firm orders, by their terms, may be canceled if the shipment is not made by a certain date.  The Company attempts to minimize the related costs of such discounts and returns by engaging personnel to visit selected customers and assist in the management of its product returns.  The Company establishes sales reserves at the time of sale based on historical experience of discounts and returns on related products.  The return of non-defective product occurs infrequently in the U.S.  In the U.K. market, accepting returns of non-defective product is regular industry practice and the Company establishes a return provisions on such sales based on experience.  Customers receiving defective products (in accordance with their term agreements) would claim product returns against the rebates.  If a defective return is material, Grand US has recourse against the manufacturer of the product.

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

Design and Development

Through 2005, the Company's development department at HKTC designs new toys using the various toy designs. Once the initial design is completed, the development department will work with HKTC's engineering department to test the feasibility of the new development.  The new development is then put through a cost analysis to determine the actual cost of its mass production and a model of the new toy is produced by hand.  All the data generated and produced in this process is then analyzed by the Company’s management to decide whether to launch the new toy.  The Company's research and development is heavily oriented toward market demand.  Based on its ongoing contact with consumers, retailers and distributors worldwide, the Company’s sales and marketing departments seek to understand and assist the product development personnel in responding to consumer and retailer preferences.  The marketing department, along with the sales department, also targets certain retail price points for new products which drive the Company’s product development, with designs, features, materials, manufacturing and distribution all developed within the parameters of the target retail price.

Once a toy product is developed and the Company decides to launch the product, a product sample is commissioned.  The sample is shown at the various toy fairs around the world and through the Company’s sales network. The Company generally receives indications of interest for its toy products through these channels and after confirming the cost structure of product production, will start manufacturing the mould at Gatelink, if applicable, and accepting purchase orders from customers.  Until purchase orders are formally accepted, the indications of interest may be cancelled at any time. Accordingly, HKTC generally operates without a significant backlog of regular orders. The time required for the process of showing various new toy concepts or models and taking it through to actual production on average is approximately three to six months.

HKTC has introduced new products to refresh and extend its product line each year.  Traditionally, new product introductions are concentrated in the second and third quarters of the year in anticipation of the year-end holiday shopping season.

In addition the Company receives and develops new concepts in other ways including:

•

consideration of numerous concepts from unaffiliated third parties for new products.  If it accepts and develops an inventor’s concept for a new product, it will pay royalties to the inventor generally based on sales from that product; and

•

internal staff development of new concepts by attending tradeshows worldwide, reading industry publications and communicating with our existing vendors and customers.

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

Intellectual Property

The Company owns various trademarks, including the "Playwell" trademark.  It will apply for intellectual property registrations on new products as it deems necessary.  The Playwell trademark is registered in the main territories in which the Company operates or distributes its products.

Sources of Product

Approximately 24% of the Company’s toy product gross sales in 2005 were from products supplied by the following five vendors: Hop Cheong, Hang Fang Paper, Toy Biz, Zhejiang Playwell and Epoch.  These products accounted for 11%, 4%, 3%, 3% and 3%, respectively, of 2005 toy product gross sales.  Other than the products from the above-mentioned vendors, no products from any other vendor or from the Company’s proprietary products accounted for more than 3% of the Company’s toy product gross sales in 2005.

The products distributed by the Company are manufactured for the Company by affiliated and unaffiliated third parties principally located in China, Hong Kong, Mexico, Spain, the U.S. and the U.K.   Historically, HKTC manufactures a majority of its plastic products in China in factories in China operated by companies controlled by Mr. Hsieh; however, Mr. Hsieh discontinued his manufacturing facilities in early 2006, so all future toy manufacturing will be with unaffiliated companies.

For its proprietary product lines, the Company orders products from its vendors which in turn select product manufacturers on the basis of factors standard in the toy industry including price, payment terms, product quality, reliability and the ability of a manufacturer to meet delivery requirements.  For products using licensed properties, the licensors may have the right to approve the manufacturers selected by the vendors.  The use of third-party manufacturers enables the Company to avoid incurring fixed manufacturing costs, but also reduces its ability to control the timing and quality of the manufacturing process.

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

Overseas manufacturers are generally paid by either letter of credit or wire transfer.  Payment is made only upon the proper fulfillment of terms established by the Company for each purchase order.  These terms include adherence to product quality, design, packaging and shipping standards, as well as proper documentation relating thereto.  Most product purchases are paid for in U.S. dollars.

The Company is not a party to any long-term supply or requirements agreements with any specific manufacturer.

Materials

The principal raw materials used in the production and sale of the Company’s products are plastic, printed fabrics and paper.  These are all commodity products readily available at reasonable prices from a variety of sources.

Licensing and Distribution Agreements

Character Licenses

The Company’s product lines include products featuring well-known character properties created by others.  In order to obtain the right to manufacture and sell products featuring such character properties, the Company enters into license agreements with the owners of such properties.  Under the terms of the license agreements, the Company pays royalties to licensors that generally range from 5% to 20% of net sales of the products carrying these character properties.

Generally, the Company’s character property license agreements provide the Company with the exclusive or non-exclusive right to sell only specific products featuring the particular character, have a term of between one to eight years and are generally renewed upon payment of certain minimum guarantees or the attainment of specified sales levels.

No particular character property license resulted in sales in excess of 10% of the Company’s total sales revenues for the year ended December 31, 2005.  The loss of any one of the licensed products would not have a material adverse effect on the Company’s operations.

Many of Grand US’s products are based on properties licensed from third parties.  Pursuant to agreements under which properties are licensed, Grand US obtains either the exclusive or non-exclusive right to import and distribute the products selected throughout North America, depending on the contract terms.  License agreements generally have terms of one to eight years and are usually exclusive for a specified product or product line within a specific territory.

Generally, under Grand US’s distribution agreements Grand US is responsible for paying shipping and other related costs upon the purchase of goods from the vendor.

Seasonality

The Company’s toy business is seasonal, with a majority of sales occurring during the period from September through December in advance of the holiday season.  Therefore the toy product segment’s annual operating results will depend, in large part, on its sales during the relatively brief holiday season.

Further, this seasonality is increasing as large retailers become more efficient in their control of inventory levels through quick response management techniques.  These retailers are timing reorders so that they are being filled by suppliers closer to the time of purchase by retailer, rather than maintaining large on-hand inventories throughout the year to meet consumer demand.   While these techniques reduce a retailer's investment in inventory, they increase pressure on suppliers like the Company to fill orders promptly and shift a significant portion of inventory risk and carrying costs to the supplier.  The limited inventory carried by retailers may also reduce or delay retail sales.  Additionally, the logistics of supplying more and more product within shorter time periods increase the risk that the Company may fail to achieve tight and compressed shipping schedules.

Management of the Company attempts to offset the seasonal nature of the industry by seeking out non-seasonal product lines.  The addition of the year-round specialty retail business from IPI and product lines such as Soccer and Pirates of the Caribbean have helped to offset the typical sales and inventory concentration for the third and fourth quarters.

Toy Products Competition

The toy products industry in which the Company competes is highly competitive.  The Company competes with many larger toy companies in the design and development of new toys, the procurement of licenses and for adequate retail shelf space for its products.  The larger toy companies include Hasbro Inc., Mattel Inc., Playmates Inc. and Bandai Co.  The Company also faces competition from retailers who buy directly from the vendors rather than from a distributor like the Company.  The Company remains competitive by offering full service to its customers, including marketing programs and customer service. The toy industry’s highly competitive environment continues to place cost pressures on manufacturers and distributors.  Discretionary spending among potential toy consumers is limited and the toy industry competes for those dollars along with the makers of computers and video games.

PRINTING AND PACKAGING (HUA YANG)

Hua Yang, through its subsidiaries’ manufacturing facilities located in Shenzhen, China, is a contract manufacturer of a variety of paper and board products, including books, specialty packaging and other paper products.

Products

Books

Hua Yang book manufacturing capabilities include the following types of books:

•

"Pop-up" books containing custom die-cut, folded and glued paper pieces that, when the book is opened, "pop" out of the book in three dimensions.  These products typically retail in the U.S. for between $5 and $50. Most of Hua Yang's "pop-up" books are targeted at children, but there is a small segment that targets the adult and young adult markets.

•

Novelty books, sometimes also referred to as "book-plus", incorporate an extra or unusual element.  These elements often make the book interactive or provide play value.  For example, novelty books may include an electronic device, a noisemaker, plastic, vinyl, textured or scented materials, or a plush toy.

•

Board books are usually die-cut or punched into an unusual shape, thus requiring hand-assembly. These books are made of heavyweight, stiff paperboard, are durable in nature, and usually target the children's market.  Often board books come in a set of three or more titles and are grouped together in a hand-assembled slip case, sleeve or custom made box.

Hua Yang’s books are sold through toy and bookstores, authorized dealers and other channels.

Specialty packaging

Specialty packaging includes paperboard and corrugated boxes and, to a lesser extent, blister cards and inserts.  Box packaging often requires advanced printing techniques, including five- and six-color printing, foil hot stamping, spot or total coating, varnishing, embossing and lamination.  After printing, boxes are die-cut to shape with a dropout window often including PVC sheets, which also are cut to shape and often incorporate some silk screen printing, are glued in place by hand in the dropout windows.  Blister cards are simple backing boards used in a plastic blister pack while insert cards are printed pieces of board used as backing or filler inside a larger packaging box.

Specialty packaging is produced to protect products during shipment and to exhibit products for sale in retail stores.

Other paper products

Other paper products manufactured by Hua Yang include puzzles, board games, photo albums, stationery sets and activity packs, all of which require hand assembly.

These products are targeted at children, young adults and adults.  These products are sold through hobby shops, authorized dealers, book and gift stores, as well as through other channels.

Market for Products

Sales of Hua Yang’s products are divided equally among Hong Kong, the United States and Europe.  Major customers for Hua Yang include Cranium Inc., PR Services, Early light, Macmillan and Mattel.

The buying and ordering cycles for specialty packaging and books differ.  With regard to specialty packaging, in November or December, Hua Yang reviews with its core packaging customers anticipated packaging needs for the upcoming year. By the beginning of the calendar year, the core customers will provide Hua Yang with dollar and unit allocations for the year. These allocations will be based on Hua Yang's past performance, capacity and technical capability vis-a-vis the designs requested by the customer.   Every week thereafter, Hua Yang will receive purchase orders covering the next four to six weeks. Firm orders and packaging planning rarely extend beyond six weeks.

The buying and ordering cycles for books varies and is generally much longer than specialty packaging, with most activity grouped around the Frankfurt Book Fair held in Germany every October and the Children's Book Fair held in Bologna, Italy every April. The fairs are a time for customers of Hua Yang to present their new book concepts to potential buyers and confirmed sales are usually realized three to six weeks after each fair.  Once these customers have confirmed sales, they turn to contract printers, such as Hua Yang, to reserve production capacity.  Orders for reprints of old titles, however, can be booked anytime during the year, but generally fall outside of the peak summer production months.

Competitive Advantages

Hua Yang believes its customers seek suppliers that can manufacture high-quality products in both large quantities and limited runs in a timely and cost-effective manner.  These customers seek to eliminate the cost, time and complexity of identifying and managing multiple vendors to develop and produce a product.  For example, book customers often must turn to trading houses, brokers or service intermediaries for component sourcing, product development and engineering.  The need to coordinate several different companies in the manufacturing process can cause production delays, inefficiencies in the management of multiple contractors and quality and reliability problems.  Hua Yang's full service approach to manufacturing offers the following solutions to addresses these customers needs:

High-quality production

Hua Yang uses modern computer-aided design and manufacturing equipment to produce high-quality products.   Hua Yang also employs a highly trained workforce, including skilled, technically trained craftsmen and other competent but relatively inexpensive laborers for its manufacturing and assembly operations under the guidance of experienced management.   Hua Yang ensures quality through rigorous quality control procedures at each step of the production process.  Hua Yang has an employee training program geared specifically toward inspection and quality control.

Turnkey manufacturing service

Hua Yang offers a fully integrated turnkey manufacturing service.  Hua Yang integrates component sourcing, product development and engineering, design, model and mould making, and manufacturing, assembling and packaging of the finished product.  This enables Hua Yang to meet all of a customer's needs and eliminates the need for intermediaries.  This integrated approach allows Hua Yang to shorten the lead-time from design to product delivery and to lower product cost while maintaining high quality and reliability.

Commitment to efficiency

Hua Yang continually strives to increase efficiency and reduce costs for the benefit of Hua Yang and its customers. To date, Hua Yang has been able to achieve efficiencies by locating its production facilities in the PRC, vertically integrating its production processes and working in close cooperation with its customers.

Business Strategy

Hua Yang’s goal is to be the leading contract manufacturer of books, specialty packaging and other paper products for the premier designers and marketers of these items.   Hua Yang’s strategy calls for continuous strengthening of its relationships with its multi-national customers and increasing and diversifying its customer base.  To achieve these goals, Hua Yang has focused on the following:

Developing additional major customers

Currently, Hua Yang has a core group of large customers, but it also manufactures products for many other smaller customers.  Hua Yang expects that it may be able to develop several of these smaller customers into major customers as they become familiar with the benefits of Hua Yang’s turnkey manufacturing service.  Hua Yang offers major customers a dedicated production team and dedicated production space, which can provide such customers with attractive advantages.  For example, Hua Yang can customize its production facilities to meet the specific needs of its customers, and the customers are able to exercise greater control over the production process, thereby enhancing quality control and cost efficiency, increasing confidentiality and expediting scheduling and delivery timetables.  Hua Yang believes that its ability to offer such dedicated production services has led to enhanced relationships with its core customer base.

Diversifying product offerings

Hua Yang intends to diversify its product offerings to include the manufacture of other consumer products that utilize its current competitive advantages and production expertise.  Further, new product lines are expected to decrease seasonality that Hua Yang has historically experienced.   By diversifying into product lines in which the demand timing is seasonal, the utilization of manufacturing facilities can improve, thereby improving profitability.

Deploying advanced management information systems

Hua Yang seeks to enhance its manufacturing and business processes by deploying advanced management information systems that enable the real-time monitoring and management of its operating and financial performance and resources.

Seasonality

Hua Yang’s operating results in the past have fluctuated in part based on seasonal factors and this seasonality likely will continue in the future.

Hua Yang ceases production for a two-week period during January or February of each year due to the Chinese New Year holiday, which is partially responsible for net sales during the first fiscal quarter of each year being lower than net sales during the other three fiscal quarters.

Hua Yang may also experience fluctuations in quarterly revenues and related net income due to the timing of receipt of orders from customers and the shipment of products.  Sales of books are weighted toward the Christmas season; as a result, book sales in the second half of the fiscal year are generally higher than in the first half.

Manufacturing

Hua Yang's manufacturing operations are conducted in a production facility located in Shenzhen, PRC.  The Shenzhen Facility includes: a pre-press area, press rooms and print finishing area, die-cut, trimming, guillotining and punching areas, packaging and book hand assembly areas, a warehouse and dormitory and dining facilities.  The press rooms operate on a two-shift basis with seven advanced German presses delivering up to six-color printing capability.  The die-cut department also runs on a two-shift basis during the peak season.  Hand assemblers for both packaging and books generally work one shift, adding an additional shift during the peak season.  Packaging and books account for most of the total work force and production areas.

In addition, Hua Yang has a production facility in Dongguan, PRC that is used mainly for manufacturing specialty packaging.

Raw Materials

Paper, ink and glue are the principal raw materials used by Hua Yang.  Hua Yang uses many types of coated paper and board in a variety of grades, depending on customers' quality and price requirements.  Hua Yang purchases a majority of its paper from U.S., Asian and European suppliers, but generally places orders through trading companies or agents in Hong Kong Additionally, Hua Yang acquires a small amount of paper from local sources in Hong Kong and PRC.  Ink and glue are ordered locally in Hong Kong.

Intellectual Property

Hua Yang has no registered trademarks in respect of its manufacturing businesses.  Hua Yang owns a utility patent in the U.S. on a novelty book product.

Books and Specialty Product Packaging Competition

Hua Yang faces significant competition in its business.  In "pop-up" books, Hua Yang competes with contract manufacturers located in Southeast Asia and South America.  In novelty and board books as well as specialty packaging, Hua Yang competes with contract manufacturers located in Hong Kong and other parts of the PRC.  In addition, certain of Hua Yang’s customers have the capability to manufacture their products internally.

Hua Yang believes that there are several factors that provide the basis of competition in the manufacturing of its products, including: price, quality, technical capabilities, production capabilities and on-time delivery.  Hua Yang believes that it can maintain its competitive advantage through the effective use of its facilities.  Hua Yang also expects increased competition from other industry participants that may seek to enter one or more of Hua Yang's high margin product segments.

Hua Yang does not believe that there are any significant barriers to entry into the light manufacturing business and its business is not based on the ownership of proprietary patents, trademarks or copyright.   Accordingly, additional participants may enter the market at any time.

PARTY GOODS (KORD)

Kord is one of the world’s largest party goods manufacturers with over 3,000 employees and over 500,000 square feet of manufacturing space.

Products

Kord produces a broad range of party and paper goods and offers comprehensive lines of party products and accessories to major importers and superstores, either under its proprietary Kord brand, or as a contract manufacturer for well known brands.  Kord has over 20,000 ready-for-manufacture designs in key product groups, including

•

generic party products like hats, horns, blowouts, noise makers;

•

decorative products like banners, garlands and honeycomb decorations;

•

disposable  tableware products like paper cups, paper plates, napkins and table covers; and

•

latex masks.

Kord's proprietary products cover all major party occasions, themes and seasons, including Birthdays, Halloween, Thanksgiving, Christmas, New Year, Valentine’s Day, St Patrick's Day and Easter.

The generic, decorative, and disposable products account for more than 90% of total sales.  Kord is also a licensed manufacturer of Disney-branded party products.  Kord works closely with importers, distributors, party superstores and international retail chains on ODM and OEM projects all over the world.

Market for Products

Approximately 58%, 33% and 9% of Kord’s products are distributed in the US, Europe and the rest of the world, respectively.  Kord’s major customers include Creative Expressions, Glitterwrap, American Greetings and Hallmark.

Business Strategy

Kord’s strategy is to develop its own brand party products and to design party products for customers on an OEM basis.  Kord has its own in house design department to create new designs.  Kord seeks to increase the quality of its products by investing in new equipment, and constantly reviews its own manufacturing processes with a view to making improvements.

Manufacturing

Kord's printing equipment includes Heidleberg and Roland offset printers, gravure printers, flexographic printers, and printing peripherals such as plate making, varnishing, calendaring, laminating, silk screening, pad stamping and hot stamping setups. Kord’s equipment enables Kord to add patterns onto a wide range of party items and maintain a high standard of printing quality and short printing lead-time for its products.

Plastic toys and party accessories are manufactured with Kord's injection moulding and blow-moulding machines.  Moulds and tooling are also made in house.  Polyethylene extruding machines extrude plastic bags and plastic sheets for packaging and products such as tablecovers, lootbags and banners.

Kord uses other specialized equipment to produce paper cups, plates and lunch boxes. Kord also has setups for making latex masks and paper honeycombs and garlands, and special machines for products such as blowouts, Hawaiian leis and serpentines.

Seasonality

Kord’s birthday party products enjoy continuous sales throughout the year because birthdays have no seasons.  Kord’s production peaks in July, August and September in advance of delivery deadlines for Halloween, Christmas and the New Year.   With the exception of the Chinese New Year holidays, Kord’s sales and production operations are relatively constant during the remaining months of the year.

Raw Materials

Kord’s main raw materials are paper, ink, glue, latex, and plastic resin.  Different types of paper are used for different products.  Paper is purchased by Kord from suppliers in Finland, the US, Japan, Korea, Indonesia and China; plastic resins are sourced from Saudi Arabia and Thailand.  Ink and glue are sourced from Japan, Korea and China and latex is supplied from Malaysia.

Intellectual Property

Kord has registered the “Kord” trademark in the US, Germany, China and Hong Kong. . Kord also has 8 US copyright registrations in respect of party hats, one UK registered design in respect of “Party Blowout”, and two US Design Patents in respect of noisemakers.

Party Goods Competition

Kord does not believe that its business is currently threatened by any competitor because, as far as it is aware, no other manufacturer has a product range and capacity as large as Kord.

= ">

Property Description:

The Company and/or its subsidiaries, occupy the following properties:

Hong Kong

The Company’s principal executive offices are located in an approximately 6,308 square foot space located at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.  The lease for the premises is held in the name of Asian World Enterprises, a subsidiary of Playwell.  HKTC occupies a portion of this space pursuant to a facilities sharing agreement. The facilities sharing agreement expires on September 30, 2007 and the current monthly rent is $16,300.  The premises are also the principal place of business for Playwell and its subsidiaries.

China

•

Gatelink occupies approximately 65,000 square feet in China. The lease is held by Playwell Industries Limited, an affiliate of the Company’s controlling shareholder. Gatelink occupies a portion of this space pursuant to a facilities sharing agreement. The monthly rental cost is approximately $5,600.

•

Hua Yang has two manufacturing locations that include office space.  Hua Yang’s Shenzhen facility has an aggregate of approximately 451,870 feet of manufacturing space and approximately 248,300 feet of dormitory space.   A co-operative joint venture was established between Hua Yang and an entity controlled by a PRC governmental entity to own and operate the Shenzhen facility.   Hua Yang leases its factory buildings at the Shenzhen facility from the joint venture.  The joint venture has a term of 15 years, expiring in October 2010.  Under the joint venture agreement, Hua Yang possesses substantive participating rights and is entitled to all of the joint venture's profits, after paying the joint venture partner a pre-determined annual fee.  At the end of the joint venture term, Hua Yang will continue to own the other assets of the joint venture, but the land and factory buildings currently used to conduct the business of the joint venture will revert to Hua Yang’s joint venture partner.  The term of this lease is from April 2005 to March 2008 and the monthly cost is $83,000. Hua Yang’s Dongguan facility is approximately 250,000 square feet and includes office, warehouse and dormitories.  The lease expires in July 2010 and the monthly rent is approximately $28,000.

•

Kord maintains five locations in China. The total square footage occupied for office, manufacturing, dormitories and storage is approximately 992,000 square feet for an aggregate monthly rental cost of approximately $83,600. The terms of the leases for the various facilities end between the years 2006 and 2010.

In January 2006, the Company began renting office space from Cornerstone Management (Shenzhen) Limited, an affiliate of the Company’s controlling shareholder.  The Company’s subsidiaries, HKTC and Hua Yang, occupy approximately 9,000 square feet, which represents a portion of the total space pursuant to a facilities sharing agreement.  The monthly rent is approximately $11,400 and is based on head count usage.  There is no formal written agreement between the parties.

U.S.

IPI maintains an office and warehouse facility in an approximately 119,400 square foot facility at 75D Lackawanna Avenue in Parsippany, New Jersey.  The term of the lease, including a renewal period, extends to May 31, 2010. The current monthly rent is $54,700.

Canada

The Company’s Canadian subsidiary, Grand Toys Ltd., occupies an approximately 105,000 square foot facility located at 1710 Route Trans-Canada, Dorval, Quebec, Canada.  The Company uses the facility for offices, showroom, warehousing and distribution. The lease for the premises expires on September 30, 2009.  The current monthly rent is $29,050 and is increased each year by a percentage that is equal to 75% of the percentage increase in the consumer price index for the greater Montreal, Canada area.  Since 2004, the Company sub-let approximately 46,000 square feet of this facility in order to maximize facility efficiency and reduce expenses.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

The Company believes that its current facilities are adequate for its present needs and that its insurance coverage is adequate for the premises.

Product Liability

The Company maintains product liability coverage for the Company’s operations in the aggregate amount of $12,000,000.   The Company believes that this coverage is adequate for its risks.

Government Regulation

The Company is subject to the provisions of various laws, including those of Hong Kong, the Federal Government of Canada, the Government of the Province of Quebec, Canada and other Canadian provinces, the EU and the United States Federal Government and various states in the United States.

The Company is subject to the provisions of, among other laws, the U.S. Federal Hazardous Substances Act and the U.S. Consumer Product Safety Act. Those laws empower the  U.S. Consumer Product Safety  Commission  (the  “CPSC") to protect  children  from  hazardous  toys and  other  articles.  The CPSC has the authority to exclude from the market articles that are found to be hazardous. Similar laws exist in Hong Kong and in some states and cities in the United States, Canada and Europe.

The Company is also subject to the Consumer Packaging and Labeling Act enacted by the Government of Canada, which regulates the sale, importation, or advertising in Canada of items, which have misleading information on their label.

For products sold into Canada, the Company is also subject to the Charter of the French Language, which requires that all labeling and instructions appear in the French language, as well as the Upholstery and Stuffed Articles Act, which requires that stuffed articles conform to hygienic norms, and obligates companies to take measures against contamination during transportation and storage.  Similar laws exist in several cities and provinces throughout Canada and in many jurisdictions throughout the world.

The Company maintains a quality control program to ensure compliance with all applicable laws in all jurisdictions in which the Company operates.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Item 5.  Operating and Financial Review and Prospects:

The following should be read in conjunction with the Company’s Audited Financial Statements for the fiscal year ended December 31, 2005, which are included as part of this report, the Company’s Registration Statement on Form F-4 which was declared effective by the Securities and Exchange Commission on July 29, 2004 and Playwell’s audited financial statements for the fiscal year ended December 31, 2003, which were included in the Company’s Form F-4.  As discussed below, the Company’s financial statements for the fiscal year ended December 31, 2004 have been restated to give effect to the acquisition of Hua Yang and Kord.

Overview

On November 14, 2003, Grand US and Centralink entered into the Subscription and Exchange Agreement pursuant to which, among other matters:

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

•

The Company acquired from Centralink all of the issued and outstanding capital stock of Playwell in exchange for the issuance to Centralink of 5,000,000 ADSs; and

•

Centralink subscribed for 5,000,000 of the Company’s ADSs for cash and other consideration in a total amount of $11,000,000.

The transaction consummated on August 16, 2004.  For accounting purposes, Playwell was deemed to be the acquirer, therefore the results of Grand US are only included from August 16, 2004 and the 2003 comparative numbers reflect Playwell’s results only.

On March 1, 2005, the Company acquired the assets of IPI.  IPI’s results from March 1, 2005 are included in the Company’s 2005 results.

On December 23, 2005, the Company purchased the shares of Hua Yang and Kord, which were owned by Cornerstone Beststep. The Company, Hua Yang and Kord, through Cornerstone Beststep were under the common control of the Company’s majority shareholder, Jeff Hsieh, who was the sole beneficial owner of Hua Yang and Kord.  The purchase method of accounting for the business combination was used; however, due to the common control of the entities, the Company is required to restate its financial statements back to the date of common control as if Hua Yang and Kord were part of the Company on May 24, 2004 and June 30, 2004, respectively, the dates that they were acquired by Cornerstone Beststep’s parent company, Cornerstone.  Under this method of accounting, the excess of the value paid to Cornerstone Beststep over the original cost of Hua Yang and Kord is reflected as a non-recurring deemed dividend in the 2005 financial statements.  Further, the Company’s acquisition costs are treated as restructuring costs and recorded as an expense in the 2005 financial statements.

As a result of these and certain other acquisitions the Company made during 2004 and 2005, any comparison of the year ended December 31, 2005 to the year ended December 31, 2004 must consider the following acquisition dates when the financial performance of each new entity begins to be included in the financial statements of the Company:

•

May 24, 2004 – inclusion of Hua Yang

•

June 18, 2004 – inclusion of Kord

•

August 16, 2004 – inclusion of Grand Ltd., Canadian subsidiary of Grand US

•

February 1, 2005 – inclusion of Eastern Raiser, subsidiary of Hua Yang

•

March 1, 2005 – inclusion of IPI

Kindly refer to Item 4 Recent Developments for the discussion on 2006 business activities.

Net sales include gross revenues, freight charged to clients and FOB commissions, net of allowances and discounts such as defectives, returns, volume rebates, cooperative advertising, cash discounts, customer fines, new store allowance, markdowns, freight and warehouse allowances.

The cost of goods sold for products imported as finished goods includes the cost of the product in the appropriate domestic currency, duty and other taxes, and freight and brokerage charges.  Royalties payable to the Company’s licensor-vendors which are not contingent upon the subsequent sales of the licensor-vendors’ products are included in the price paid for such products. Royalties include payments by the Company’s subsidiaries to licensors of character properties and to manufacturers of toy products if such payments are contingent upon subsequent sales of the products.  Royalties are usually a percentage of the price at which the product is sold and are payable once a sale is made.  The cost of goods sold for products at the Company’s manufacturing facilities include raw materials, direct labor, machinery depreciation and overhead.

Major components of selling, general and administrative expenses include: payroll and fringe benefits, advertising expenses, which includes the cost of production of television commercials and the cost of air time, distribution, warehouse and freight expenses.

The pricing of the Company’s goods is affected by the price it obtains from its vendors (cost of goods sold) and therefore dictates the selling price the Company can charge its customers. Other factors that influence the Company’s setting of the selling price include the condition of the current market and the nature of the item itself.

Accounts receivable are receivables net of an allowance for doubtful accounts.  The allowance is adjusted periodically to reflect the current status of receivables.  Management believes that current reserves for doubtful accounts are adequate.  Sales of products to retailers and distributors are on an irrevocable basis.  Consistent with industry practices, the Company may make exceptions to this policy on a case-by-case negotiated basis.  Inventory is comprised of finished goods at landed cost for the distribution companies and includes raw materials, sub-assembly and work-in-process for the manufacturing companies.

Critical Accounting Policies

Management’s Discussion and Analysis of Financial Condition and Results of Operations discuss the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the US.  The preparation of these consolidated financial statements requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On an on-going basis, the Company’s management evaluates its estimates and judgments, including those related to sales reserve for returns and allowances and inventory obsolescence. The Company’s management bases its estimates and judgments on the customer term agreements, historical experience, retail performance of the products sold and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

The Company’s management believes that its critical accounting policies on sales reserves for returns and allowances and inventory obsolescence, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company establishes sales reserves at the time of sale based on the terms indicated in the customer term agreements, historical experience of discounts and returns on related products.  The return of non-defective products occurs infrequently in Canada and the US, and such returns are usually covered by customer terms agreements, thereby reducing the risk of additional expense. If the defective issue is pervasive to the whole product line, the supplier of the product would be responsible for the excess defective claim over the amount allowed per the term agreement.  The financial statement line that would be impacted is net sales as these charges offset gross sales.

Inventory obsolescence is reviewed on a monthly basis. The factors considered include current market prices, the demand for and the seasonality of the Company’s products, as well as the aging of raw materials in the case of the manufacturing divisions. The Company tailors its purchase of inventory to the rate of sell-through at retail of each item. In addition, the Company does not have purchase commitments to its current vendors. For these reasons, the Company’s management believes that the inventory is fairly stated.  If circumstances should change (i.e. unexpected shift in market demand, pricing, trends etc.), there could be a material impact on the net realizable value of inventory that would impact the results of the Company.  The financial statement line that would be impacted is cost of goods sold.

Critical Accounting Estimates

The Company’s management believes that the accounting estimate related to the valuation of its goodwill is a critical accounting estimate because significant changes in the assumptions used to develop the estimate could materially affect key financial measures, including net income and non-current assets, specifically goodwill.  The valuation of goodwill involves a high degree of judgment since the first step of the impairment test required by SFAS No. 142 consists of a comparison of the fair value of a reporting unit with its book value.  Based on the assumptions underlying the valuation, impairment is determined by estimating the fair value of a reporting unit and comparing that value to the reporting unit’s book value.  If the faire value is more than the book value of the reporting unit, an impairment loss is not recognized.  If impairment exists, the fair value of the reporting unit is allocated to all of its assets and liabilities excluding goodwill, with the excess amount representing the fair value of goodwill.  An impairment loss is measured as the amount by which the book value of the reporting unit’s goodwill exceeds the estimated fair value of that goodwill.  The Company utilizes the fair value of the cash flows that the business can be expected to generate in the future (Income Approach) to test for impairment. The Income Approach valuation method requires the Company to make projections of revenue, operating costs and working capital investment for the reporting unit over a multi-year period. Additionally, management must make an estimate of its weighted average cost of capital to be used as a discount rate. Changes in these projections or estimates could result in a reporting unit either passing or failing the first step in the SFAS No. 142 impairment model, which could significantly change the amount of any impairment ultimately recorded.

The Company’s income tax provision and related income tax assets and liabilities are based on actual and expected future income, various statutory income tax rates and regulations and planning opportunities in the various jurisdictions in which the Company operates.  Management believes that the accounting estimates related to income taxes is a critical accounting estimate because significant judgment is required in interpreting tax regulations in all jurisdictions, determining worldwide tax positions, and assessing the likelihood of realizing certain benefits.  Actual results could differ materially from those judgments and materially affect the Company’s consolidated financial statements.  Certain income and expense items are accounted for differently for financial reporting and income tax purposes.  As a result the effective tax rate reflected on the Company’s consolidated statement of operations is different than that reported in the Company’s tax returns filed with the tax authorities.  Some of these differences are permanent, such as expenses that are not deductible in the Company’s tax return, and some differences reverse over time, such as depreciation expense. These timing differences create deferred income tax assets and liabilities. Deferred income tax assets generally represent items that can be used as a tax deduction or credit in the Company’s tax returns in future years for which the Company would record a tax benefit in its consolidated statement of operations. The Company records a valuation allowance to reduce its deferred income tax assets if, based on the weight of available evidence, management believes expected future taxable income is not likely to support the use of a deduction or credit in that jurisdiction. Management evaluates the level of the Company’s valuation allowances at least annually, and more frequently if actual operating results differ significantly from forecasted results.

These risks are not specific to the Company and are considered normal business risks.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Results of Operations

The following table sets forth consolidated operations data as a percentage of net sales for the periods indicated:

	For the Twelve Months Ended December 31,
	2005		2004		2003
			(as restated)
	$	%	$	%	$	%
Net sales	$131,329,529	100.00	$75,532,871	100.00	$39,375,438	100.00
Cost of goods sold	99,506,552	75.77	60,458,768	80.04	33,538,951	85.18
Gross profit	31,822,977	24.23	15,074,103	19.96	5,836,487	14.82

Other operating income	(1,918,250)	(1.46)	(482,312)	(0.64)	(896,023)	(2.28)

Operating costs and
expenses:
General and administrative	23,492,605	17.89	9,490,171	12.56	2,141,280	5.44
Selling and distribution	9,886,407	7.53	3,317,275	4.39	638,498	1.62
Depreciation and
amortization	2,697,431	2.05	1,564,595	2.07	398,478	1.01
Impairment on intangible assets and goodwill	12,487,867	9.50	-	-	-	-
Total operating costs and
expenses	48,564,310	36.98	14,372,041	19.02	3,178,256	8.07

Operating (loss) income	(14,823,083)	(11.29)	1,184,374	1.58	3,554,254	9.03

(Loss) earnings before
interest, taxes,
depreciation and
Amortization (EBITDA)	(8,979,016)	(6.84)	4,162,363	5.51	5,231,174	13.29

Non-operating expense
(income):
Interest expense	1,937,524	1.48	464,048	0.61	23,835	0.06
Interest income	(53,310)	(0.04)	(45,065)	(0.06)	(5,051)	(0.01)
Impairment loss on
investment securities
Total non-operating	25,477	0.02	31,785	0.04	-	-
expense	1,909,691	1.46	450,768	0.59	18,784	0.05

Discontinued operations	-	-	-	-	1,239,236	3.15

(Loss) earnings before
income taxes	(16,732,774)	(12.74)	733,606	0.99	4,774,706	12.13

Net (loss) earnings
from operations	(16,968,704)	(12.92)	(58,885)	(0.00)	4,261,366	10.82

Dividends	(14,357,692)	(10.93)	-		-	-

Net (loss) earnings
applicable
to shareholders	$(31,326,396)	(23.85)	$(58,885)	(0.00)	$4,261,366	10.82

Grand discusses financial measures in accordance with GAAP and also on a non-GAAP basis. Grand’s definition of EBITDA is (loss) earnings before interest, income taxes, depreciation and amortization.  All references in this report to EBITDA are to a non-GAAP financial measure. EBITDA, a measure widely used among toy related businesses, is used because management believes that it is an effective way of monitoring the operating performance of the Company relative to the industry. Additionally, the Company believes that the use of non-GAAP financial measures enables it and investors to evaluate, and compare from period to period, the results from ongoing operations in a more meaningful and consistent manner.

Reconciliations of GAAP to Non-GAAP financial measures are provided below.

Reconciliation of (Loss) earnings before interest, taxes, amortization, depreciation and impairment on assets (EBITDA):

	2005	2004	2003

Net (loss) earnings from operations	$ (16,968,704)	$ (58,885)	$ 4,261,366
Interest expense, net	1,884,214	418,983	18,784
Depreciation and amortization – G&A	2,697,431	1,564,595	398,478
Depreciation – Cost of Goods Sold	3,172,113	1,445,179	39,206
Income tax expense	235,930	792,491	513,340
EBITDA	$ (8,979,016)	$ 4,162,363	$ 5,231,174

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004

Net loss available to ADS holders:

Net loss available to ADS holders for 2005 was approximately $31.3 million, as compared to net loss of approximately $59,000 for 2004.  Gross margins increased from 20.0% to 24.2%.  The 2005 period included various one-time expenses that are unusually high for this period, including:

▪

$12.8 million of deemed dividends resulting from the difference between the value of the Series B Preference Shares at the date of issuance plus other value granted to Cornerstone Beststep and the original cost paid by Cornerstone (which subsequently transferred Hua Yang and Kord to its Cornerstone Beststep subsidiary) for the shares of Hua Yang and Kord;

▪

$991,000 of deemed dividends resulting from the difference between the conversion price of the Series A Preference Shares into Grand ADSs, based on the average closing stock price for the 40 days preceding the share issuance, and the actual market price on the date of issuance of the Series A Preference Shares;

▪

$13.3 million of write-offs due to impairment of assets, mostly from the discontinuance of the Crayola Dough license;

▪

$705,000 of expenses relating to an abandoned acquisition;

▪

$465,000 of write-offs of prepaid royalties for various license agreements that were terminated;

▪

$400,000 of expenses relating to the acquisition of Hua Yang and Kord;

▪

$393,000 of severance costs relating to management changes in Hong Kong; and

▪

$173,000 of expenses relating to a change of depreciation policy for moulds.

Without these charges, the Company would have had a net loss for 2005 of approximately $2.1 million and the EBITDA would have been approximately $6.4 million.

Net sales:

Net sales increased during 2005 by approximately $55.8 million, or by 73.9%, to $131.3 million from $75.5 million for 2004.  The addition of sales from IPI, Hua Yang, Kord and Grand Canada and Grand US’s Crayola Dough product line in 2005 more than offset the declining OEM sales for the Toy Biz line by HKTC.  The sales breakdown by category for 2005 and 2004 is as follows:

(The amounts in the table below are expressed in thousands)

	2005	2004

Books and board Games	$27,733	$22,069
Party products and accessories	28,901	13,549
Packaging products	22,691	10,450
OEM products	8,940	16,928
Playwell brand products – Plastic toys	2,256	3,479
Playwell brand products – Wooden toys	951	1,633
Mould income and other related services	3,379	3,617
North American distribution, net	36,479	3,808
Net sales	$131,330	$75,533

Sales from IPI for North American distribution are included from March 1, 2005, the date of the IPI acquisition.  IPI net sales for 2005 were approximately $25.5 million.  Included in the IPI sales are approximately $105,000 of commission income earned during the year.

For the year 2005, approximately $7.7 million of sales were from Grand Canada.  Included in the Canadian distribution sales are approximately $244,000 of commissions earned during the year.

For the year 2005, approximately $50.4 million and $28.9 million of sales were from Hua Yang and Kord, respectively.

OEM product sales decreased 46% from approximately $16.5 million in 2004 to approximately $8.9 million in 2005 due to the decrease in demand of specific Toy Biz items, partly offset by increased OEM sales of wooden toys.

The Playwell brand products are divided into plastic and wooden toys.  The Playwell plastic toy sales decreased by 35% from approximately $3.5 million in 2004 to $2.3 million in 2005 due to no new Playwell plastic toys introduced during the year.  The Playwell wooden toy sales decreased by 42% from $1.6 million in 2004 to $951,000 in 2005.  The slight decrease in mould income and other related services resulted from a decrease in moulds for Toy Biz and HKTC in 2005.

Gross profit:

Gross profit for the Company increased during 2005 by $16.7 million from $15.1 million to $31.8 million.  As a percentage of sales, gross profit increased from 20.0% in 2004 to 24.2% in 2005.  The increased margin is due to the shift in product mix from 2004 to 2005.  For 2005, Grand US had margins of 38.05%, Hua Yang had margins of 19.4%, Kord had margins of 19.4% and the Playwell and OEM had margins of 16.4%.

Other operating income:

Other operating income increased by $1.4 million to $1.9 million in 2005 from $482,000 in 2004.  $339,000 of the increase relates to rental income from Grand Canada received in 2005 while $546,000 of the other operating income is attributable to Hua Yang and $262,000 is attributable to Kord.

General and administrative expenses:

General and administrative expenses increased by approximately $14.0 million to $23.5 million in 2005, from $9.5 million in 2004.  The incremental increase (decrease) in these expenses from each operating subsidiary was as follows:

▪

$3.3 million for IPI for 10 months in 2005;

▪

$1.9 million for full-year operations at Hua Yang;

▪

$2.1 million in corporate recurring expenses for full-year operations in 2005;

▪

$2.0 million for full-year operations at US mass-market operations;

▪

$1.8 million for full-year operations at Kord;

▪

$1.5 million for non-recurring corporate expenses in 2005;

▪

$1.3 million for full-year operations at Grand Canada;

▪

$0.8 million for impairment loss and write-off of fixed assets; and

▪

($0.7 million) reduction in costs for Playwell operations.

Selling and distribution expenses:

Selling and distribution expenses increased from $3.3 million in 2004 to approximately $9.9 million in 2005.

The incremental increase (decrease) in these costs derived from each operating subsidiary was as follows:

▪

$4.8 million for IPI for 10 months in 2005;

▪

$0.6 million for full-year operations at Kord;

▪

$0.6 million for full-year operations at Grand Canada;

▪

$0.3 million for full-year operations at US mass-market operations;

▪

$0.4 million for full-year operations at Hua Yang; and

▪

($0.1 million) reduction in costs for Playwell operations in 2005.

Depreciation and Amortization:

Depreciation and amortization increased from $1.6 million in 2004 to $2.7 million in 2005.  The incremental increase in these costs derived from each operating subsidiary was as follows:

▪

$0.4 million for full-year amortization of Crayola license;

▪

$0.1 million for full-year operations at Grand Canada;

▪

($0.3 million) reduction for full-year operations at Hua Yang;

▪

$0.2 million for full-year operations at Kord;

▪

$0.4 million for IPI for 10 months in 2005; and

▪

$0.1 million increase in depreciation and amortization for Playwell operations in 2005; and

▪

$0.2 million increase for full-year amortization from Grand US intangibles

Interest expense:

Interest expense increased from $464,000 in 2004 to approximately $1.9 million in 2005.  The incremental increase in these costs was as follows:

▪

$0.2 million for IPI for 10 months in 2005;

▪

$1.0 million for full-year operations at Hua Yang;

▪

$0.1 million for full-year operations at Kord; and

▪

$145,000 for interest on an exchangeable note from March 1, 2005 – April 15, 2005 which was issued in connection with the financing of the acquisition of IPI.

Dividends:

Dividends for 2005 include $991,000 of deemed dividends which resulted from the difference between the conversion price of the Series A Preference Shares into Grand ADSs, based on the average closing stock price for the 40 days preceding the share issuance, and the actual market price on the date of issuance of the Series A Preference Shares; and $12.8 million of deemed dividends which resulted from the difference between the total value of the Series B Preference Shares at the date of issuance plus other value granted to Cornerstone Beststep and the original cost paid by Cornerstone for the shares of Hua Yang and Kord.

Also included in 2005 were $572,000 of dividends on the Series A Preference Shares for the period from April 15, 2005 – December 31, 2005; and $43,000 of dividends on the Series B Preference Shares for the period December 22, 2005 – December 31, 2005.

Comparison of the year ended December 31, 2004 to the year ended December 31, 2003

Net (loss) earnings available to ADS holders:

Net loss available to ADS holders for 2004 was $59,000 as compared to net earnings available to ADS holders of $4.3 million in 2003.  Net earnings for the year ended December 31, 2003, included a gain of $1.2 million resulting from discontinued operations.  Without this gain, the Company would have realized net earnings of $ 3.0 million for the year ended December 31, 2003.

Gross margins improved significantly from 14.8% to 20.0%.  However, net earnings from continuing operations decreased by $3.0 million primarily as a result of increased general and administrative expenses.

Net sales:

Net sales increased in 2004 by approximately $36.2 million, or by 92.0%, to $75.5 million from $39.4 million in 2003.  The significant increase is due primarily to the addition of sales from Hua Yang, Kord, Canadian distribution and Crayola Dough product sales in 2004, offset by reduced customer demand for Playwell branded products and OEM sales for Toy Biz products.  The sales breakdown by category for 2004 and 2003 is as follows:

(The amounts in the table below are expressed in thousands)

	2004	2003

Books and board Games	$22,069	$-
Party products and accessories	13,549	-
Packaging products	10,450	-
OEM products	16,928	25,343
Playwell brand products – Plastic toys	3,479	8,679
Playwell brand products – Wooden toys	1,633	3,885
Mould income and other related services	3,617	1,468
Canadian and US distribution, net	4,195	-
Net sales	$75,533	$39,375

OEM product sales declined due primarily to the end of the lifecycle of various third-party product lines that the Company was servicing.  Playwell branded product sales decreased because of the lack of introduction of the new items in 2004.

The Playwell branded products are divided into plastic and wooden toys.  The Playwell plastic toy sales decreased by 59.9% from approximately $8.7 million in 2003 to approximately $3.5 million in 2004 due to no new Playwell plastic toys introduced during the period.  The Playwell wooden toy sales decreased by 58% from approximately $3.9 million in 2003 to approximately $1.6 million in 2004 due to decreased demand.  The OEM product sales decreased by 34.7% from approximately $25.3 million in 2003 to approximately $16.5 million in 2004 due to the decrease in demand of Toy Biz items; Toy Biz items represent approximately $14.1 million, or 18.7% of the 2004 revenues, and $24.6 million, or 62.6% of the 2003 revenue.  The increase in mould income and other related services resulted from an increase in moulds for Toy Biz and HKTC in 2004, as well as licensing revenue from Disney product sales earned in 2004.

Due to these Playwell sales declines, the Company is restructuring its Hong Kong business to focus on the design, development and promotion of various key licensed products and the refreshing of the Playwell brand.   Also, the Company is structuring the Hong Kong operations to develop its agency business for servicing internal companies and third parties.

The 2004 period includes approximately $4.2 million of Canadian and US distribution sales from Grand US from the period August 16, 2004 through December 31, 2004, $32.5 million of sales from Hua Yang for the period May 24, 2004 through December 31, 2004 and $13.5 million of sales from Kord for the period June 19, 2004 through December 31, 2004.

Gross profit:

Gross profit for the Company increased in 2004 by $9.3 million from $5.8 million to $15.1 million.   As a percentage of sales, gross profit increased from 14.8% in 2003 to 20.0% in 2004.

The increase in margins is due to the 2004 product mix. The Company focused its efforts on more profitable sales, which resulted in the greater margins.  For 2004, the Canadian and US distribution sales by Grand US contributed margins of

26.4%, the Playwell and OEM business contributed margins of 26.6%, Hua Yang contributed margins of 15.9% and Kord contributed margins of 18.5%.

Other operating income:

Other operating income decreased by $414,000 to $482,000 in 2004 from $896,000 in 2003. The decrease is a result of reduced commission income from an affiliated company which was approximately $0.4 million in 2003.

General and administrative expenses:

General and administrative expenses increased by $7.4 million to $9.5 million, in 2004, from $2.1 million in 2003.  The increase was due to the Company’s strategy to build up overhead to transition and manage the planned expansion of the Company through acquisitions.  Specifically, the increase resulted from the following: $1.5 million in corporate expenses, consisting primarily of salaries, insurance, professional fees and a $0.2 million write-off of professional costs relating to an abandoned acquisition; $2.9 million in expenses related to Hua Yang, $1.4 million  in expenses related to Kord, $1.1 million in expenses related to the Canadian distribution business, which includes a one-time litigation settlement of $0.3 million; and increased overhead for the expanded Hong Kong operations.

Selling and distribution expenses:

Selling and distribution expenses increased from $638,000 in 2003 to $3.3 million in 2004.  The increase relates to the additional costs from Hua Yang, Kord and the Canadian distribution business, which is offset partly by a reduction in the sales volume in the Playwell operations.

Depreciation and Amortization:

Depreciation and amortization increased from $398,000 for the year ended December 31, 2003 to $1.6 million for the year ended December 31, 2004.  Approximately $399,000 of the increase is due to amortization of the intangibles acquired in the reorganization merger and Playwell acquisition.  The balance of the increase relates to additional depreciation from the Playwell assets, the purchase of new tooling for Disney products and the newly acquired assets from Hua Yang, Kord and the Canadian distribution business.

Liquidity and Capital Resources

The Company generally finances its operations through its cash flow from operations and the existence of working capital facilities in North America and in Hong Kong.

Net cash used for operating activities was approximately $4.5 million in 2005 compared to $6.0 million in 2004.  This improvement primarily resulted from the inclusion of IPI, a cash generating operation, in 2005 and the inclusion of the full year activities of Hua Yang and Kord in 2005.  Cash used for additions to equipment and leasehold improvements was $2.6 million in 2005 compared to $3.0 million in 2004.  Cash used for acquisitions was approximately $7.5 million in 2005, mostly for the acquisition of Eastern Raiser and was approximately $2.2 million in 2004, mostly for the Grand/Playwell merger.  Net cash provided by financing activities was approximately $9.2 million in 2005 compared to $15.3 million in 2004.

North America:

The Company finances its North American operations through a $15.0 million revolving credit facility agreement with Citibank N.A., expiring on June 30, 2006.  The borrower on this facility is IPI and the facility includes a $2.0 million sub-limit for Grand Toys Ltd., Grand US’s Canadian subsidiary.  The facility is uncommitted and Citibank has the right to refuse to make advances in its sole discretion.  The interest rate on the revolving loan payable is LIBOR + 175 basis points or prime – ½ %, at the Company’s election.  The loan is collateralized by all of IPI’s assets and a $4.3 million (CA$ 5.0 million) guarantee from Grand Toys Ltd. and there are covenants and cross defaults attached to the facility.  Borrowing is limited based on a borrowing base formula consisting of eligible receivables and inventory.  As of December 31, 2005, the amount outstanding was approximately $5.7 million.

Prior to October 2005, IPI had a $10.0 million limit on its revolving facility and Grand Canada had a line of credit with Montcap Financial to finance its inventory and accounts receivable for advances of up to $3.0 million (CA$3.5 million).  The Grand Canada receivable line had a discount fee of 2.0% of invoice amount purchased and the inventory line bore interest at Canadian prime plus 7.5%.  The line of credit was secured by a lien on the assets of Grand Toys Ltd. and had no debt covenants or cross-default provisions.  As of December 31, 2004, the amount outstanding with Montcap was approximately $352,000.

IPI failed to satisfy certain covenants of the credit facility on December 31, 2005 and received a waiver from Citibank through May 15, 2006. As of May 15, 2006, the covenants were not satisfied and on June 30, 2006 Citibank stated that they will not extend the revolving credit facility and Citibank issued a reservation of rights letter on July 21, 2006. In the reservation of rights letter, Citibank stated that at this time, they will not demand immediate repayment of all sums owing under the credit facility.  The balance of $10,484,000 was all converted to a prime rate loan with a maturity date of September 30, 2006 and remains outstanding as of November 15, 2006 as the Company seeks alternative financing for its North American operations. The Company has identified several alternative financing options for its North American facility and expects to replace the Citibank facility in the near future.  The terms of the replacement facility have not yet been finalized.

Hong Kong and China:

The Company finances its Hong Kong and China operations through facilities at Industrial and Commercial Bank of China (Asia) Limited, (“ICBC”), DBS Bank (Hong Kong) Limited, Hang Seng Bank Limited and East Asia GE Commercial Finance.

Bank borrowings of the Hong Kong subsidiaries are secured by guarantees by each of their respective subsidiaries, as well as guarantees by the Company, Cornerstone and Mr. Hsieh, certain inventories acquired and released under the trust receipt loans, pledge of bank deposits of $27,048 (2004 - $597,464), and monies debentures over certain assets and certain properties.  ICBC ceased extending credit to Hua Yang at the time of the Company’s acquisition of Hua Yang, but ICBC agreed to allow Grand to gradually pay down the existing balances by October 2006.  These amounts are being repaid through cash generated from operations and through replacement facilities at other banking institutions.  As of October 31, 2006, the $2.6 million outstanding balance on an overdraft facility with ICBC was linked with availability on another facility at ICBC used by Jeff Hsieh with the understanding that this would be paid down by the end of 2006.  As of November 6, 2006, the $4.5 million balance on the ICBC term loan was assumed by Jeff Hsieh for a loan to be repaid in monthly installments beginning January 2007 and ending June 2008 at an interest rate of prime plus 1%.

As of December 31, 2005, the Hong Kong-based subsidiaries had approximately $16.7 million of short-term bank indebtedness outstanding and approximately $5.1 million of long-term debt.  As of December 31, 2004, the Hong Kong-based subsidiaries had approximately $11.8 million of short-term bank indebtedness outstanding and approximately $789,000 of long-term debt.

Accounts receivable at December 31, 2005 were $27.5 million compared to $17.8 million at December 31, 2004.  Inventory at December 31, 2005 increased to $20.4 million from $11.0 million at December 31, 2004.  The levels of accounts receivable and inventory are higher due to the inclusion of the assets from IPI in 2005 resulting from the acquisition of IPI in March 2005.

Working capital decreased from $9.0 million at December 31, 2004 to $4.8 million at December 31, 2005.

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

The Company has financed its recent acquisitions, in part, through borrowings and the sale of Preference Shares and the issuance of its equity securities.  The purchase price for the acquisition of IPI on March 1, 2005 was approximately $8.9 million, of which $7.3 million was paid in cash and $1.6 million was paid by the delivery of 582,730 ADSs.  Acquisition costs relating to this acquisition were approximately $853,000.  In order to finance the cash portion of the purchase price and to provide ongoing working capital for IPI, the Company sold to Centralink an Exchangeable Note in the principal amount of $7.675 million for proceeds of $7.4 million.  The Exchangeable Note was sold at a $275,000 discount in order to compensate Mr. Hsieh for providing the sellers of IPI with the option to require Centralink to purchase the portion of the purchase price paid in ADSs after the first anniversary of the closing of the IPI acquisition. The Exchangeable Note bore interest at 15% per annum and was exchanged for 2,000,000 Series A Preference Shares of the Company when the issuance of the Series A Preference Shares was approved by the Company’s shareholders at the Company’s 2005 Annual General Meeting on April 15, 2005.

The acquisition of Hua Yang and Kord on December 23, 2005 was accomplished through the issuance of 10,840,598 Series B Preference Shares of the Company and an offset of approximately $2.4 million of related-party receivables and did not involve any cash payments to Cornerstone Beststep.  Acquisition costs relating to this acquisition were approximately $400,000.

If the funds available to the Company from current cash and cash equivalents are not sufficient to meet the Company’s cash needs, the Company may from time to time seek to raise capital from additional sources, including project-specific financing, additional public or private debt or equity financing.

Based on 2006 forecasts, the existing and proposed credit facilities appear to be sufficient to meet the Company’s financial needs.

Contractual Obligations

The Company has entered into long-term leases with minimum annual rental payments approximately as follows:

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

(a) The amounts of the operating lease obligations reflect the lease for the premises and the office equipment.

(b) The amount of the capital commitment is in respect of property, plant and equipment.

Contractual Obligations	Within			More than
	1 year	1 – 3 years	4 –5 years	5 years	Total

Operating lease obligations	$2,543,074	$6,056,131	$346,467	$-	$8,945,672
Capital Commitment	1,838,932	-	-	-	-
Operating lease obligations under joint venture agreement for Shenzhen Hua Yang	547,208	1,810,730	664,916	-	3,022,854
Minimum guarantee of royalties	4,052,272	583,619	-	-	4,635,891

Effects of Inflation

The Company does not believe that inflation has had a significant impact on its financial position or results of operations in the past three years.

Recently Issued Accounting Standards

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4.  SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred on or after July 1, 2005. The Company adopted SFAS No. 151 effective July 1, 2005 and there were no material impacts on the results presented.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment.  This statement is a revision to SFAS No. 123 and supersedes APB Opinion No. 25.  This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions.  Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award.  The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models.  If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.   This statement is effective as of the beginning of the first fiscal year that begins after June 15, 2005.  In accordance with the standard, the Company will adopt SFAS No. 123R effective January 1, 2006.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets – an Amendment of APB Opinion No. 29.  SFAS No. 153 amends APB Opinion No. 29, Accounting for Non-Monetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary asset exchanges that do not have commercial substance.  The provisions in SFAS No. 153 are effective for non-monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005.  Early application of the SFAS No. 153 is permitted. The provisions of this Statement shall be applied prospectively.  The Company adopted SFAS No. 153 effective July 1, 2005 and there were no material impacts on the results presented.

In May 2005, the FASB issues SFAS No. 154, “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3”.  This statement supersedes APB Opinion No. 20, “Accounting changes” and SFAS No. 3, “Reporting Accounting changes in Interim Financial Statements”.  SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change.  APB Opinion No. 20 “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.  SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Item 6. Directors, Senior Management and Employees

Directors:

Set forth below is the name, age, principal occupation and other information concerning each director.  The information presented with respect to each director has been furnished by that person.

Name	Age	Director Since
Jeff Hsieh Cheng	56	December 2005
Elliot L. Bier	56	August 2004
David J. Fremed	46	April 2005
Allen Perl	46	April 2005
Douglas Van	49	April 2005
Jack W. Flader, Jr.	43	December 2005

Jeff Hsieh Cheng has served as Chief Executive Officer of the Company since December 2005.   Mr. Hsieh is the beneficial owner of a majority of the Company’s ADSs.  Mr. Hsieh has over twenty-five years of experience in the toy and toy-related business. Mr. Hsieh is the owner of various PRC-based manufacturing operations, including Playwell Industry Limited, Zhejiang Playwell Toy Co Ltd., and is also the owner of various retail operations in the PRC and various toy distribution companies throughout the world.  Mr. Hsieh holds a bachelor’s degree from Soochow University.

Elliot L. Bier has served as Chairman of the Board of the Company since December 2005.  Prior thereto, Mr. Bier held the position of Vice Chairman of the Board of the Company from August 2004 to December 2005 and as Deputy Executive Director of the Company since September 2004.  For the 25 years prior to that, Mr. Bier practiced law at the law firm of Adessky Poulin in Montreal, most recently as senior partner.  Adessky Poulin was Canadian legal counsel to the Company and, since 1991, Grand US.  Mr. Bier has practiced law for the last 28 years.  From November 16, 2000 until August 16, 2004, Mr. Bier served as Chairman of Grand US, and currently serves as a director of Grand US.   From January 1, 2004 until August 16, 2004, Mr. Bier served as a paid consultant to Cornerstone.   From May 2001 to June 2003, Mr. Bier served as the Chief Operating Officer of Polystar Inc., a Montreal-based plastics company.  Mr. Bier is, or has served as, a director of a number of public, quasi-public, private and charitable companies and or institutions, including Capital Trust Corporation, Mount Sinai Hospital Foundation, Pursuit Financial Management Corporation, JB Oxford Corp. and Federation CJA.   He is currently Chairman and President of Mount Sinai Hospital in Montreal.   Mr. Bier is a graduate of Long Island University where he also received a master’s degree in business administration.   He received his bachelors of civil law and common law from McGill University.

David J. Fremed has served as Executive Vice President and Chief Financial Officer of the Company since August 16, 2004. From February 2004 to August 2004, Mr. Fremed was a consultant to Cornerstone, an affiliate of Grand, serving in the role of its principal financial officer.  Prior to being engaged by Cornerstone, Mr. Fremed was the chief financial officer of Atari, Inc., a Nasdaq listed company, from May 2000 to February 2004, where he was responsible for all treasury, budgeting, SEC reporting and compliance functions.  In addition, Mr. Fremed was responsible for seeking potential acquisition candidates, negotiating terms of acquisition transactions, and integrating the newly acquired companies into Atari.  From 1990 to 2000, Mr. Fremed held various financial positions at Marvel Enterprises, Inc., including serving as its chief financial officer, where he was responsible for arranging both debt and equity financings as well as managing the financial reporting, MIS, tax, and human resource departments.  Mr. Fremed is a certified public accountant and holds a Masters of business administration degree from New York University and a bachelor of science degree from Albany State University

Allen S. Perl, CPA is currently the managing partner of Perl, Grossman & Associates, LLP a public accounting firm in Lake Success, New York.  Mr. Perl's firm specializes in closely held corporations and high net worth individuals. From 1982 to 2002, Mr. Perl practiced accounting at the firm of Kafitin & Negrin, CPAs, most recently as the managing partner.  In addition to his accounting practice, Mr. Perl serves as the President of the Board of Directors of Nassau Suffolk Services for Autism, an organization dealing with children with autism and their families. Mr. Perl is a certified public accountant with a Bachelor of Science degree in economics from State University of New York at Albany, and graduate work in the field of accounting from Adelphi University.

Douglas Van has, since 1988, operated a venture company and acted in a capacity of advisor, fund raiser, project financing, asset management and investor for projects and ventures ranging from real estate in the United States and China to manufacturing projects in China across different industries.   Until 1988, Mr. Van worked for Exxon Chemicals in Hong Kong and the United States in various disciplines ranging from sales and marketing, plant operations and research and development.  Mr. Van attended Wah Yan College in Hong Kong before attending McGill University in Montreal, Canada, where he received a Bachelor of Science degree in chemical engineering.  Mr. Van also has a masters of business administration degree from University of Michigan, Ann Arbor.

Jack W. Flader, Jr. has, since May 2006, been managing director of Global Consultants & Services Limited, a Hong Kong-based company that provides fiduciary services.  Mr. Flader, an attorney, is a member of the Hong Kong General Chamber of Commerce, the American Bar Association, International Bar Association, Center for International Legal Studies, the International Tax Planning Association and the Hong Kong Securities Institute.  Mr. Flader was managing director at Zetland Financial Group from 1997 to 2006.  Mr. Flader has juris doctor, masters of business administration and bachelor of arts degrees from University of Pacific, McGeorge School of Law, Golden Gate University and Rollins College, respectively.

There are no family relationships among any of our directors and executive officers.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Executive Officers and Senior Management

Our executive officers and other members of senior management are:

Name	Age	Title

Jeff Hsieh Cheng	56	Chief Executive officer
Elliot L. Bier	56	Deputy Chief Executive Officer and Chairman of the Board
David J. Fremed	46	Executive Vice President and Chief Financial Officer
Roger Bildsten	56	President, Grand US
Kevin Murphy	47	President and Chief Executive Officer, Hua Yang
Li San Tung	61	President, Kord

Roger Bildsten has been the President of Grand US since July 2005. Prior thereto, Mr. Bildsten served for 6 years as Chief Executive Officer of Manhattan Group, a toy company, and 10 years as Vice President of Anagram International, Inc.

Kevin Murphy has been the President and Chief Executive Officer of Hua Yang since November 2001 and was Vice President of Operations from 1998 to 2001. Prior thereto, Mr. Murphy was Managing Director of a Malaysian production facility.

Li San Tung is the founder of Kord and currently serves as its President.  Mr. Li began the business in 1972 and grew Kord from a one-man start-up to a 2,000 employee company supplying local and international customers.

Compensation

All directors of the Company receive an annual director’s fee of $25,000 and quarterly grants of options to purchase 1,250 ADSs, or 5,000 options per year, at an exercise price equal to the market price of the ADSs on the date of grant.  In addition, non-employee directors receive additional quarterly grants of options to purchase 6,250 ADSs, or 25,000 options per year, at an exercise price equal to the market price of the ADSs on the date of grant.  The quarterly director option grants during 2005 were: March 31st @ $2.50, June 30th @ $2.00, September 30th @ $1.90 and December 31st @ $1.50.  Except for the foregoing, directors receive no other regular compensation for serving as a director.  During the year ended December 31, 2005, the Company paid $25,000 to each of Messrs. Kron, Laverdure and Mitchell for serving on a special committee in connection with the acquisitions of Hua Yang and Kord.

The aggregate direct compensation paid or accrued on behalf of all directors and executive employees as a group during 2005 was $3,045,889. This amount includes directors’ fees and expenses for non-employee directors of $81,250.  This amount does not include expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and directors and other fringe benefits commonly reimbursed.  None of the non-employee directors have agreements with the Company that provide for benefits upon termination of service.

The Company has adopted a number of stock option programs in the past covering ADSs.  All employees of the Company are eligible to participate in the Company’s stock option programs.  In 2005 the Company’s directors and executive officers were granted options to purchase an aggregate of 490,906 ADSs, at an average exercise price of $1.91 per ADR and all of which will expire in 2015.  During the first six months of 2006, the Company’s directors and executive officers were granted options to purchase an aggregate of 365,000 ADSs, at an average exercise price of $1.50 per ADR and all of which will expire in 2016.

As of December 31, 2005, options for an aggregate of 2,574,350 shares, with an average exercise price of $2.19 per share, are outstanding under the Company’s stock option programs, with options for an aggregate of approximately 1,215,242 shares available for future grant.  For further information regarding the Company’s outstanding options, see Note 8 to the Notes to Consolidated Financial Statements.

Board Practices and Procedures

The Company’s board of directors is currently comprised of 6 persons, of which three, Messrs. Perl, Van and Flader have been determined to be independent within the meaning of applicable Nasdaq regulations.  The Company’s Board is not comprised of a majority of independent directors as required by Nasdaq Marketplace Rule 4350(c)(i) because it is exempt from  the requirement by virtue of the fact that it is a “controlled company” within the meaning of Nasdaq Marketplace Rule 5350 (c)(5) as a result of Mr. Hsieh’s beneficial ownership of more than 50% of the Company’s ordinary shares.  All directors are entitled to review and retain copies of the Company’s documentation and examine the Company’s assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at the expense of the Company (subject to approval by the Board or by court).

The Company’s Board members are elected for terms of one year.  The Company believes that shareholders should have the opportunity to elect or re-elect all directors at each annual general meeting and that annual election of directors is an effective way to maintain and enhance the accountability of the Board.

No director has a contract with the Company providing for benefits upon termination, except for Messrs. Bier and Fremed whose employment agreements provide for severance payments upon termination of employment.  The severance provisions are described in Item 7 below.

Board Meetings

Meetings of the board of directors are held throughout the year, with additional special meetings scheduled when required.  The Board held six meetings in 2005 and acted by unanimous written consent on four occasions.

Executive Sessions of the Board

The independent members of the Board met in executive session (without management or non independent directors’ participation) one time during 2005. They will continue to meet in executive session on a regular basis.

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

Committees of the Board

Audit Committee

The Board has a standing Audit Committee that is chaired by Mr. Perl.  The committee currently includes Mr. Van and Mr. Flader.  The Board determined that Mr. Perl qualified as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K of the Exchange Act.

The Audit Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities with respect to the annual financial statements of the Company; the system of internal accounting and financial controls; the compliance by the Company with legal and regulatory requirements; and the internal and external audit process.  The Audit Committee oversees the performance of independent accountants and internal auditors, monitors the financial reporting process and makes reports and recommendations to the Board.  In connection with the exercise of its duties, the Audit Committee has the authority to engage independent accountants for special audits, review and other procedures and to retain special counsel and other experts or consultants.  The Audit Committee also conducts an annual review of its charter and responsibilities.

Compensation Committee

The Board had a Compensation Committee that was comprised of its independent directors.  The Board terminated the charter of the Compensation Committee at a meeting held on 21st April, 2005, after determining that, by virtue of Mr. Hsieh’s beneficial ownership of more than 50% of the Company’s outstanding ordinary shares, it is a “Controlled Company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5), and therefore, it was exempt from the requirement of Nasdaq Marketplace Rule 4350(c)(3) requiring the committee.  Instead, the Company relies on the Board as a whole for review of all senior executive compensation packages and the Company’s independent directors will participate in regularly scheduled executive sessions.

Corporate Governance and Nominating Committee

The Board had a Corporate Governance and Nominating Committee that was comprised of its independent directors.  The Board terminated the charter of the Corporate Governance and Nominating Committee at a meeting held on March 23, 2005, ordinary shares , it  is a “Controlled Company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5), and therefore exempt from the requirement of Nasdaq Marketplace Rule 4350 (c)(4) requiring  the committee.  Instead, the Company will rely on applicable Hong Kong law regarding the nomination of directors.  During the fiscal year ended December 31, 2005, the Corporate Governance and Nominating Committee did not hold any meetings.

Employees

As of December 31, 2005, the Company employed 5,284 full-time persons.  Of the total employees, 79 are located in Hong Kong, 4,913 are located in China, 51 are located in the United States and 20 are located in Canada.  None of the Company's employees are subject to a collective bargaining agreement and the Company has never experienced a work stoppage.   The Company’s management believes that its employee relations are satisfactory.

Share Ownership

As of September 30, 2006, all the directors and executive officers as a group beneficially held 14,438,951 ADS and options to exercise ADSs (approximately 82.5% of the Company’s outstanding ADSs and options).

The ownership and ownership percentages as of September 30, 2006, for the directors and executive officers are:

Name	Beneficial ownership		% Ownership

Jeff Hsieh Cheng	44,766,401	(a)	90.54%
Elliot L. Bier	601,750		3.33%
David J. Fremed	407,293		2.28%
Allen Perl	43,682		0.25%
Douglas Van	43,682		0.25%
Jack W. Flader Jr.	22,500		0.13%
Roger Bildsten	200,000		1.13%
Kevin Murphy	300,000		1.69%
Li San Tung	818,716	(b)	4.68%

(a)

includes 12,814,795 ADSs and 2,000,000 Series A Preference shares convertible into 2,804,600 ADSs and 10,840,598 Series B Preference Shares convertible into 29,147,006 ADSs and 3,750 options

(b)

Li San Tung holds promissory notes that allow him to receive 818,716 Grand ADSs from Cornerstone

Directors:

Pursuant to the Grand Toys International 2004 Stock Option Plan, in consideration for serving as a director, all directors were automatically granted total options to purchase 1,250 ADSs at the end of each quarter.  The non-employee directors earn an additional grant to purchase 6,250 ADS each quarter.  The price of the option grants for 2005 and 2006 are: March 31, 2005 - $2.50, June 30, 2005 - $2.00, September 30, 2005 - $1.90, December 31, 2005 - $1.50, March 31, 2006 - $1.74, June 30, 2006 - $1.41 per ADS, and have a term of ten years from the date of grant.  On December 20, 2005, each of Messrs. Bier and Fremed were granted additional options to purchase 100,000 ADSs at a price of $1.65.  The terms of their respective option grants are described under the caption “Major Shareholders and Related Party Transactions” appearing elsewhere in this Report.

Executives:

Options were issued to the executives pursuant to their employment contracts.  On September 6, 2005, Roger Bildsten received options to purchase 200,000 ADSs at an exercise price of $2.23, vesting over three years.  On January 6, 2006, Kevin Murphy received options to purchase 300,000 ADSs at an exercise price of $1.36, vesting over three years.

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

As of September 30, 2006 Mr. Jeff Hsieh beneficially owned 12,814,795 Grand ADSs (approximately 73.25% of the Company’s outstanding ADSs), 2,000,000 Series A Preference Shares (representing all of the outstanding Series A Preference Shares) which are convertible into 2,804,600 Grand ADSs (approximately 16.03% of the Company’s current outstanding ADSs) and 10,840,598 Series B Preference Shares (representing all of the outstanding Series A Preference Shares) which are convertible into 29,147,006 Grand ADSs (approximately 166.61% of the Company’s current outstanding ADSs).  10,196,915 of the ADSs beneficially owned by Mr. Hsieh were acquired by Centralink on August 16, 2004, all of the Series A Preference Shares beneficially owned by Mr. Hsieh were acquired by Centralink on March 1, 2005 and all of the Series B Preference Shares beneficially owned by Mr. Hsieh were acquired by Cornerstone Beststep on December 23, 2005.   On a fully diluted basis, Mr. Hsieh’s beneficially ownership interest in the Company’s ADSs has increased from 62.43% on August 16, 2004 to 85.47% on September 30, 2006.  To the best knowledge of the Company, as of September 30, 2006, no other shareholder beneficially owned 5% or more of the Company’s ordinary shares.

The provisions of the Preference Shares contain provisions protective to Centralink and Cornerstone Beststep, including, in the case of the Series A Preference Shares, a right of pre-emption in relation to any new securities offered by the Company to any third party.  The Preference Shares are entitled to vote together with the holders of ordinary shares on an “as converted” basis.

Related Party Transactions

As of September 30, 2006 Mr. Jeff Hsieh beneficially owned 12,814,795 Grand ADSs (approximately 73.25% of the Company’s outstanding ADSs), 2,000,000 Series A Preference Shares which are convertible into 2,804,600 Grand ADSs (approximately 16.03% of the Company’s current outstanding ADSs) and 10,840,598 Series B Preference Shares which are convertible into 29,147,006 Grand ADSs (approximately 166.61% of the Company’s current outstanding ADSs).   10,196,915 of the ADSs beneficially owned by Mr. Hsieh were acquired by Centralink on August 16, 2004, all of the Series A Preference Shares beneficially owned by Mr. Hsieh were acquired by Centralink on March 1, 2005 and all of the Series B Preference Shares beneficially owned by Mr. Hsieh were acquired by Cornerstone Beststep on December 23, 2005.  To the best knowledge of the Company, as of September 30, 2006, no other shareholder beneficially owned 5% or more of the Company’s ordinary shares.

The Company also has business transactions with entities owned or controlled by Mr. Hsieh. The terms of these transactions are as favorable to the Company as could be obtained with unrelated third parties. Mr. Hsieh’s relationship to these entities is as follows:

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Name of related party	Relationship

Cornerstone Overseas Investments, Limited	Majority shareholder/Director
Playwell Toy (China) Ltd.	Majority shareholder/Director
Sunny Smile International Ltd.	Majority shareholder/Director
Toy Biz Worldwide Limited	Majority shareholder/Director
Playwell Industry Limited	Majority shareholder/Director
Dongguan Bailiwei Plaything Co. Ltd.	Majority shareholder/Director
Brand Management Ltd.	Majority shareholder/Director
Guangzhou Playwell Trading Co. Ltd.	Director
Hua Yang Printing Holdings Co. Ltd.	Majority shareholder/Director
China Retail Management	Majority shareholder/Director
Great Asian Development Inc.	Majority shareholder/Director
Long Sure Industries Ltd.	Director
Dongguan Playwell Products Co. Ltd.	Majority shareholder/Director
Zhejiang Playwell Toy Co Ltd.	Majority shareholder/Director
Playwell Industry Ltd.	Majority shareholder/Director
Centralink Investments Limited	Majority shareholder/Director
Hong Kong Toy USA	Majority shareholder/Director
Playwell Toy S.a.	Majority shareholder/Director
Playwell International L.L.C.	Majority shareholder/Director
Zizzle (Hong Kong) Limited	Majority shareholder/Director
Hero Crown Limited	Majority shareholder/Director
New Enlarge Industrial Limited	Majority shareholder/Director
Kord Industrial (China) Company Limited	Majority shareholder/Director

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

The related party balances and transactions were as follows:

Name of related party	December 31, 2005	December 31, 2004
		(as restated)
a) Amount due from related party:
Cornerstone Overseas Investments, Limited	$-	$1,293,273
Playwell Toy (China) Ltd.	-	1,005,687
Sunny Smile International Ltd.	-	997,917
Toy Biz Worldwide Limited	2,441,640	1,023,345
Playwell Industry Limited	507,079	581,941
Dongguan Bailiwei Plaything Co. Ltd.	-	351,293
Brand Management Ltd.	-	164,438
Guangzhou Playwell Trading Co. Ltd.	390,566	155,238
New Adventures Corporation	-	31,945
China Retail Management	-	3,570
Great Asian Development Inc.	-	1,271
Long Sure Industries Ltd.	434	1,042
Dongguan Playwell Products Co. Ltd.	-	156
Playwell France	61,846	-
Zizzle (Hong Kong) Limited	114,953	-
Hero Crown Limited	-	6,211
New Enlarge Industrial Limited	-	496
Kord Industrial (China) Company Limited	-	7,377
Total due from related party	$3,516,518	$5,625,200
b) Amount due to related party:
Zhejiang Playwell Toy Co Ltd.	$859,250	$1,008,705
Cornerstone Overseas Investments, Limited	-	1,050,535
Playwell Industry Ltd.	1,476,400	380,928
Centralink Investments Limited	-	304,765
Directors/Shareholders	28,758	256,478
Toy Biz Worldwide Limited	464,297	147,341
Hong Kong Toy USA	-	115,289

Total due to related party	$2,828,705	$3,264,041

The amounts are unsecured, interest-free and have no fixed term of repayment or with normal trading terms for the trading balances.

	For the years ended December 31,
Playwell International Limited	2005	2004	2003
		(as restated)
Sales
Toy Biz Worldwide Limited	$197,331	$12,562,418	$20,422,681
Playwell Industry Ltd.	146,574	-	-
Dongguan Bailiwei Plaything Co Ltd.	-	198,116	2,341,868
	343,905	12,760,534	22,764,549
Purchases
Playwell Industry Ltd.	4,008,122	12,661,125	26,553,005
Zhejiang Playwell Toy Co., Ltd.	4,851,388	3,962,882	5,319,659
Dongguan Playwell Products Co Ltd.	-	23,409	-
	8,859,510	16,647,416	31,872,664

Mould income
Toy Biz Worldwide Limited	3,136,890	1,711,807	1,088,409
Playwell Industry Ltd.	(34,211)	494,491	31,322
	$3,102,679	$2,206,298	$1,119,731
Commission income
Playwell Industry Ltd.	-	115,182	684,690
Royalty income

Guangzhou Playwell Trading Co. Ltd.	234,283	155,074	51,883

Other income
Toy Biz Worldwide Limited	74,228	145,292	127,288
New Adventures Corporation	25,273	40,658	-
Playwell Industry Ltd.	20,500	1,746	-
	120,001	187,696	127,288
Other expenses
Playwell Industry Ltd.	6,051	60,227	30,771

Purchase of fixed asset
Playwell Industry Ltd.	7,377	-	-

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

	December 31,	August 16-December 31	December 31,
Grand US	2005	2004	2003
Purchases
Toy Biz Worldwide Limited	$1,612,472	$416,653	$-
Zizzle (Hong Kong) Limited	480,000	-	-
	2,092,472	416,653	-
Commissions
Toy Biz Worldwide Limited	19,429	15,618	-
Zizzle (Hong Kong) Limited	797	-	-
	20,226	15,618	-
Other income
New Adventures Corporation	-	16,125	-

	December 31,	May 25-December 31	December 31,
Hua Yang	2005	2004	2003
Sales
Toy Biz Worldwide Limited	$5,744,435	$646,037	$-
Playwell Industry Ltd.	405,465	82,584	-
Zizzle (Hong Kong) Limited	464,732	-	-
	6,614,632	728,622	-
Rental income
Playwell Industry Ltd.	55,561	-
	55,561	-	-

	December 31,	July 01-December 31	December 31,
Kord	2005	2004	2003
Sales
Playwell Toy S.A.	$444,674	$-	$-
Playwell International Company L.L.C	16,592	-	-
China Retail Management	14,424	-	-
	475,690	-	-

On November 14, 2003, Grand US and Centralink, a company wholly beneficially owned by Mr. Hsieh, entered into the Subscription and Exchange Agreement pursuant to which, among other matters, the Company acquired from Centralink all of the issued and outstanding share capital of Playwell in exchange for the issuance to Centralink of 5,000,000 ADSs; and Centralink subscribed for 5,000,000 of the Company’s ADSs for cash and other consideration in a total amount of $11,000,000.  The Company received an opinion of an independent valuation firm that the transactions were fair to the shareholders of the Company from a financial point of view.

In connection with the Company’s acquisition of the assets of IPI and to provide ongoing working capital for IPI’s business, pursuant to a Subscription Agreement, dated 28th February, 2005, by and between the Company and Centralink, the Company issued and sold to Centralink an Exchangeable Note in the principal amount of $7,675,000 for which the Company received cash proceeds of $7,400,000.   The Exchangeable Note was sold at a $275,000 discount in order to compensate Mr. Hsieh for providing IPI with the option to require Mr. Hsieh to purchase, after the first anniversary of the closing of the acquisition, the Company ADSs received by IPI as partial consideration for its assets.  The Exchangeable Note was subsequently exchanged for 2,000,000 of the Company’s Series A Preference Shares.   The Series A Preference Shares are convertible into 2,804,600 Ordinary Shares which will be represented by an equivalent number of the Company’s ADSs.   The Company received an opinion of an independent valuation firm that the transactions were fair to the shareholders of the Company from a financial point of view.

In addition, Cornerstone Beststep, a company wholly beneficially owned by Mr. Hsieh, sold the entire issued share capitals of Hua Yang and Kord to the Company in December 2005 for a net purchase price of US$41,601,000.  Such net purchase price was satisfied by issuing to Cornerstone Beststep 10,840,598 Series B Preference Shares.  Since the Company, Hua Yang and Kord were under common-control by Mr. Hsieh prior to the Company’s acquisition of Hua Yang and Kord, a deemed dividend of US$12,751,758 resulted for the year ended December 31, 2005.  Such deemed dividend was determined as being the market value of the Series B Preference Shares (as if they had been converted into ordinary shares/ADSs on the date of issuance, December 23, 2005), net of US$2,399,000, representing intercompany indebtedness between the Company and its subsidiaries on the one hand and Hua Yang and Kord and their respective subsidiaries on the other hand, and Cornerstone Beststep’s parent company, Cornerstone’s, original aggregate acquisition cost for Hua Yang and Kord of US$31,193,000.  The Company received an opinion of an independent valuation firm that the transactions were fair to the shareholders of the Company from a financial point of view.

The Company’s principal executive offices at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong are subject to a facilities sharing agreement whereby the Company shares space with three companies controlled by Mr. Hsieh.

Jeff Hsieh is the chief executive officer of the Company and he does not have an employment agreement with the Company.

Elliot L. Bier is party to an amended and restated consulting agreement with the Company.  Under Mr. Bier's consulting agreement, Mr. Bier serves as a director and deputy chief executive officer of the Company and as the vice-chairman of the board.  In December 2005, Mr. Bier was elected to serve as Chairman of the Board.  Mr. Bier's consulting agreement with the Company entitles him to receive an annual consulting fee of $300,000 and annual guaranteed bonuses and he is eligible to receive performance bonuses based upon transactions successfully completed by the Company.  Mr. Bier has been granted options to purchase 300,000 of the Company’s ADSs at an exercise price of $2.95 per ADS. The options will vest as to 100,000 ADSs on each of the first two anniversaries of the effective date of his consultancy and as to the last 100,000 Grand HK ADSs on the last day of the initial term of Mr. Bier's consulting agreement. However, if there is a change of control of the Company and Mr. Bier's employment is terminated for any reason other than for cause or his employment is terminated at any other time and such termination is not made by Mr. Bier voluntarily or by the Company for cause, or by reason of Mr. Bier's death or disability, all of the options will immediately vest.  Mr. Bier is also eligible to participate in the various retirement, welfare and fringe benefit plans, programs and arrangements of the Company afforded to similarly situated senior executives of the Company and its subsidiaries, in accordance with the terms of such plans, programs and arrangements.

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

David J. Fremed is party to an employment agreement with the Company.  Under Mr. Fremed's employment agreement, Mr. Fremed is employed as executive vice president and chief financial officer of the Company. Mr. Fremed's employment agreement with the Company entitles him to receive an annual base salary of $330,000 and a guaranteed bonus each year for the first three years of his employment, which will be equal to 40% of the base salary he would have received for that year. Mr. Fremed has been granted options to purchase 300,000 of the Company’s ADSs at a price of $2.50 per ADS, which price is equal to the closing market price of the Company’s ADSs on the last trading day prior to the date of the grant.  The options will vest as to 100,000 ADSs on each of the first three anniversaries of the effective date of his employment unless there is an earlier change of control of the Company and Mr. Fremed ceases to act in the capacity of Chief Financial Officer of the Company, other than due to a termination for cause, then all of these options shall immediately vest.  Mr. Fremed is also eligible to participate in the fringe benefit plans and arrangements of the Company made available to similarly situated senior executives of the Company and its subsidiaries with a certain guaranteed minimum level of benefits prior to establishment of benefit plans available to U.S. employees.

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

Roger Bildsten is party to an employment agreement with the Grand Toys International, Inc. subsidiary of the Company.  Under Mr. Bildsten's employment agreement, Mr. Bildsten is employed as president of Grand Toys International, Inc. Mr. Bildsten's employment agreement with the Company entitles him to receive an annual base salary of $225,000 and a bonus of $100,000 payable on March 31, 2006.  For each year beginning January 1, 2006, Bildsten will be eligible to receive a bonus under any incentive bonus plan adopted by the Board of Directors of the Company for the benefit of senior executives of the Company. Mr. Bildsten has been granted options to purchase 200,000 of the Company’s ADSs at a price of $2.23 per ADS, which price is equal to the closing market price of the Company’s ADSs on the last trading day prior to the date of the grant.  The options will vest as to 66,667 ADSs on each of the first and second anniversaries of the option grant date and the balance of the ADSs on the third anniversary of such date and shall expire on the tenth anniversary of such date.  Mr. Bildsten is also eligible to participate in the fringe benefit plans and arrangements of the Company made available to similarly situated North American senior executives of the Company and its subsidiaries.

The agreement provides for a three year term of employment until July 17, 2008.   However, the agreement will terminate upon Mr. Bildsten's death or disability and may be terminated at any time by the Company with or without cause.  In the event Mr. Bildsten's employment is terminated by the Company without cause and not due to his death or disability, Mr. Bildsten will continue to receive his base salary plus benefits until the earlier to occur of the scheduled expiration of the term of his employment agreement or six months after the date of termination of his employment.

Mr. Bildsten's employment agreement also provides that, during its term and for one year following the termination of Mr. Bildsten's employment, Mr. Bildsten may not become associated with competitive entities that are actively engaged in the Company 's business, solicit the business of any company that was a customer or client of the Company or its affiliates, or solicit any person that is or was an employee of the Company during the six-month period prior to the solicitation.  The employment agreement contains provisions requiring Mr. Bildsten to maintain the confidentiality of proprietary information of the Company and other companies in the Company’s group of companies.

Kevin Murphy is party to an employment agreement with Cornerstone Overseas Investments, Limited dated November 2004 that was assumed by Grand Toys International Limited with the acquisition of Hua Yang in December 2005.  Under Mr. Murphy's employment agreement, Mr. Murphy is employed as president and chief executive officer of Hua Yang Printing Holdings Co., Ltd. Mr. Murphy's employment agreement with the Company entitles him to receive an annual base salary of $250,000 and a bonus equal to 2% of the annual audited earnings before interest and taxes of the Hua Yang group.  Upon the transfer of Hua Yang into the Company, Mr. Murphy was granted options to purchase 300,000 of the Company’s ADSs at a price of $1.36 per ADS, which price is equal to the closing market price of the Company’s ADSs on the last trading day prior to the date of the grant.  The options will vest as to 100,000 ADSs on each of the first, second and third anniversaries of the option grant date and shall expire on the tenth anniversary of such date.  Mr. Murphy is also given the use of a car and driver for business use in China, mobile phone and participation in medical insurance plan.

The agreement provides for a five year term of employment until May 26, 2009.   However, the agreement can be terminated at any time by Mr. Murphy by giving one month’s written notice, or by the Company without cause by giving seven month’s written notice.

Mr. Murphy's employment agreement also provides that, during its term and for one year following the termination of Mr. Murphy's employment, Mr. Murphy may not become associated with competitive entities that are actively engaged in the Company 's business.

Li San Tung is party to an employment agreement with Kord Holdings Inc. dated July 30, 2004 that was assumed by Grand Toys International Limited with the acquisition of Kord in December 2005.  Under Mr. Li's employment agreement, Mr. Li is employed as managing director of Kord Holdings, Inc. Mr. Li's employment agreement with the Company entitles him to receive an annual base salary of $277,000 and a performance-based annual bonus at the discretion of the Board.  Mr. Li is also entitled to participate in any pension or medical insurance plan operated by Kord.

The agreement provides for a five year term of employment until July 30, 2009 and shall continue thereafter unless and until terminated by either the Company or Mr. Li giving to the other such period of notice in writing as may be mutually agreed between the parties, but not on or before July 30, 2006.

Mr. Li's employment agreement also provides that, during its term and for two years following the termination of Mr. Li's employment, Mr. Li may not become associated with competitive entities that are actively engaged in the Company 's business.

In conjunction with Cornerstone’s acquisition of Kord Holdings, Inc. from Li San Tung in June 2004, Cornerstone issued a promissory note to Mr. Li in the principal amount of HK$23.3 million (US$3.0 million) which is convertible into 746,795 Grand ADSs that are owned by a Cornerstone subsidiary.  Subsequent to the acquisition of Kord, on March 14, 2005, audited accounts revealed a purchase price adjustment which resulted in Cornerstone issuing an additional promissory note to Mr. Li in the principal amount of HK$2,243,941 (US$288,000) which is convertible into 71,921 Grand ADSs owned by a Cornerstone subsidiary.  These promissory notes have a maturity date of July 30, 2006.  As of October 15, 2006, Mr. Li has not exercised the notes and converted them into Grand ADSs.

As of October 31, 2006, the $2.6 million outstanding balance on an overdraft facility, for Hua Yang, with ICBC was linked with availability on another facility at ICBC used by Jeff Hsieh with the understanding that this would be paid down by the end of 2006.  As of November 6, 2006, the $4.5 million balance on the ICBC term loan, for Hua Yang, was assumed by Jeff Hsieh for a loan to be repaid in monthly installments beginning January 2007 and ending June 2008 at an interest rate of prime plus 1%.

Item 8A. Financial Statements:

The consolidated financial statements of the Company, including the notes thereto, together with the report of independent certified public accountants thereon, are presented beginning at page F-1.

Selected Quarterly Financial Data:

For the fiscal year 2005: (figures in ‘000)

	March 31	June 30	September 30	December 31
	(in ‘000s)

Net sales	$20,561	$29,954	$44,981	$35,834
Gross profit	4,580	8,009	11,232	8,002
Dividends	991	168	202	12,997
Net (loss) earnings applicable to
shareholders	(2,667)	(647)	1,151	(29,163)
Earnings(loss) per share:
Basic	$(0.16)	$(0.04)	$0.07	$(1.85)
Diluted	(0.16)	(0.04)	0.06	(1.85)

For the fiscal year 2004: (figures in ‘000)

	March 31	June 30	September 30	December 31
	(in ‘000s)

Net sales	$6,631	$13,664	$30,479	$24,759
Gross profit	1,578	3,195	7,909	2,392
Dividends	-	-	-	-
Net earnings (loss) applicable to
shareholders	842	1,364	3,042	(5,307)
Earnings(loss) per share:
Basic	$0.08	$0.14	$0.24	$(0.34)
Diluted	0.08	0.14	0.24	(0.34)

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

On March 3, 2006, Grand Toys International Limited was named in a lawsuit for an alleged breach of a business advisory agreement.  This suit is expected to be settled for a payment of $67,500 and this expense will be reflected in the 2006 financial statements.

In July 2006, two Hong Kong based employees were terminated for cause and the Company sued the employees for misconduct.  The employees sued the Company for the balance of payments on their contracts.  One employee subsequently withdrew his claim and the remaining employment claim is for approximately $150,000.  Both cases are still pending.  If the employees are found guilty of misconduct, the claim for unpaid salary is invalid.

The Company believes that the ultimate resolution of any of these actual or threatened legal proceedings will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

Dividend Policy

The Company has not paid and the directors of the Company have no current plans to recommend paying dividends on the Company’s ordinary shares.  The Company intends to retain earnings, if any, for use in its business.  Any dividends for ordinary shares that may be declared in the future will be determined by the Board of Directors based upon the Company’s financial condition, results of operation, market conditions and other factors that the Board deems relevant.  The Company is required to pay dividends on its Preference Shares.  The holders of the Preference Shares have agreed to accept additional ADSs (representing ordinary shares) in lieu of cash dividends on the Preference Shares.

Significant Changes

See the Company’s consolidated financial statements included in this report regarding the restatement of its financial statements for the year ended December 31, 2004 and the discussion of the Company’s operating and financial review and prospects set forth in Item 5.

Item 9. The Offer and Listing

The Company’s ADRs have, since August 16, 2004, traded on the NASDAQ Small Cap Stock Market (NASDAQ) under the symbol “GRIN”.  The Bank of New York serves as Depositary for the ADSs.  Each ADS represents beneficial ownership of one ordinary share. The following table sets forth the range of high and low closing representative bid prices for the Company’s ADSs from August 16, 2004 through November 14, 2006 as reported by NASDAQ.  The figures in U.S. Dollars represent prices between dealers, do not include retail mark-ups, markdowns or commissions and may not represent actual transactions.

Annually:

ADS	Representative Bid Prices
	High ($)	Low ($)

August 16, 2004 – December 31, 2004	3.48	1.60
January 1, 2005 – December 31, 2005	3.30	1.25

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Quarterly:

ADS	Representative Bid Prices
	High ($)	Low ($)
2004
Third quarter (from August 16, 2004	2.68	1.6
Fourth quarter	3.48	1.99
2005
First quarter	3.30	2.31
Second quarter	3.16	1.77
Third Quarter	2.40	1.40
Fourth Quarter	2.76	1.25
2006
First quarter	2.38	1.10
Second quarter	1.99	1.25
Third quarter	1.50	0.83
Fourth quarter thru to the 14th	2.25	0.51

Monthly:

ADS	Representative Bid Prices
	High ($)	Low ($)
2006
January	1.60	1.10
February	2.38	1.40
March	2.10	1.60
April	1.99	1.61
May	1.80	1.48
June	1.60	1.25
July	1.41	1.15
August	1.50	0.83
September	1.11	0.83
October	2.25	0.51
November thru to 14th	1.36	0.79

On November 14, 2006, the last reported sales price for the Company’s ADSs on NASDAQ was $1.08 per share.

Item 10. Additional Information

Memorandum and articles of association

Register

The Company’s registration number at the Hong Kong Companies Registry is 866120.

Powers and Purposes

Under the Companies Ordinance (Ch. 32 of the Laws of Hong Kong) (the “Companies Ordinance”), the Company is not obliged to state, and has not stated, in its memorandum of association the objects for which it has been incorporated or its ancillary powers.

Directors’ Powers

Under the Company’s articles of association:

•

a director shall not vote at any directors’ meeting in respect of any contract or proposed contract (being a contract of significance in relation to the Company’s business) or arrangement with the Company in which he or she is, directly or indirectly, interested.  If such director does so vote, his or her vote shall not be counted.  In addition, he or she shall not be counted in the quorum present at the meeting.  Such prohibitions do not apply to (1) arrangements for giving security or indemnity to any director in respect of money lent by him or her to, or obligations undertaken by him or her for the benefit of, the Company, (2) arrangements for the giving by the Company of any security to a third party in  respect of a debt or obligation of the Company for which a director has assumed responsibility in whole or in part under a guarantee or indemnity or by deposit of a security, (3) any contract by a director to subscribe for or underwrite shares or debentures, and (4) any contract or arrangement with any other company in which he or she is interested only as an officer or the Company or as holder of shares or other securities;

•

a director shall not vote at any directors’ meeting on his or her own appointment to hold any office or place of profit under the Company or the arrangement of the terms of such appointment, but he or she may be counted in the quorum present at any such meeting and may vote on the appointment of any other director to hold any such office or place of profit and the arrangement of the terms thereof;

•

the directors of the Company may exercise all the powers of the Company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and, subject to Section 57B of the Companies Ordinance, convertible debentures and convertible debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.  Such powers may be varied by means of amendment of the relevant provisions in the Company’s articles of association;

•

there are no age limit requirements as to retirement or non-retirement of directors; and

•

the shareholding qualification for directors may be fixed by the Company at a general meeting, and unless and until so fixed no qualification is required.  No such qualification has been fixed.

Description of the Company’s Share Capital

The articles of association of the Company and the Companies Ordinance govern the rights, preferences and restrictions of each class of shares in the capital of the Company.  The following discussion is a summary of the rights, preferences and restrictions attaching to the classes of shares currently in issue.

General

Authorized Share Capital

The authorized share capital of the Company is HK$100,000,000 divided into 100,000,000 shares of HK$1.00 each.  The Company has the power, by ordinary resolution, to increase its authorized share capital by such sum, divided into shares of such amount, as the resolution shall prescribe.

Issue of Shares

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share in the Company may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the shareholders of the Company may by ordinary resolution determine.  The directors of the Company may not exercise any power conferred on them to allot shares without the prior approval of shareholders of the Company at a general meeting where such approval is required by Section 57B of the Companies Ordinance.

Changes to Rights of a Class or Series

The Company’s articles of association provide that, if at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of 75% in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Liability for Further Calls or Assessments

Unless any shares have been issued as nil or partly paid shares, the Company does not have the legal right to levy further calls or assessments on its existing shareholders.

Compulsory Acquisition of Shares Held by Minority Shareholders

An acquiring party would, in principle, be able to acquire compulsorily the shares in the Company held by minority shareholders in one of the following ways:

•

By a procedure under the Companies Ordinance known as a “scheme of arrangement.”  Such an arrangement would be proposed by the Company to its shareholders at a general meeting ordered by the Hong Kong Court of First Instance (the “Court”). . If a majority in number representing three-fourths in value of the shareholders of the Company present and voting either in person or by proxy at the meeting were to agree to the arrangement, the arrangement would, if subsequently sanctioned by the Court, be binding on all the shareholders of the Company and on the Company itself.  Under such an arrangement, minority shareholders of the Company could be compelled to sell their shares;

•

If another company were to make an offer to shareholders of the Company and, within four months of making the offer, acquired not less than 90% of the shares in the Company for which the offer was made, the offeror could, at any time not later than five months after making the offer, give a written notice to non-accepting shareholders of its desire to purchase their shares in the Company.  Such non-accepting shareholders would then be bound to sell their shares in the Company on the terms of the offer.  A non-accepting shareholder would have a period of two months from the date of such written notice to apply to the Court for an order that he shall not be bound to sell shares in the Company or to order terms of acquisition different from those of the offer.

Ordinary Shares

Voting

On a show of hands at any general meeting of the Company, every holder of ordinary shares present in person shall have one vote.  On a poll every such holder shall have one vote for each ordinary share held by him.

Dividend Rights

The Company shall not pay dividends unless they are paid out of profits available for the purpose in accordance with the provisions of Part IIA of the Companies Ordinance.  Subject to such limitation, the Company may at a general meeting declare dividends, but no dividend shall exceed the amount recommended by the directors.  The directors may from time to time pay to the holders of ordinary shares such interim dividends as appear to the directors to be justified by the profits of the Company.  Any general meeting declaring a dividend may direct payment of such dividend wholly or partly by the distribution of specific assets.

Redemption and Conversion

Outstanding ordinary shares of the Company are not, by their terms of issue, convertible into shares of any other class or series or subject to compulsory redemption either by the Company or the holders of such shares.

Preemptive Rights

Holders of ordinary shares have no preemptive or preferential right to purchase any other securities of the Company.

Repurchase Rights

Subject to compliance with the relevant provisions of the Companies Ordinance, the Company may purchase its own shares.

Preference Shares

Dividends

Holders of Series A Preference Shares have the right to receive cumulative preferred dividends at the rate of ten and one-half percent (10.5%) per annum on the amount of $3.8375 per Series A Preference Share.  Holders of Series B Preference Shares have the right to receive cumulative preferred dividends at the rate of four and three-quarters percent (4.75%) per annum on the amount of $3.8375 per Series B Preference Share.  Dividends are payable semi-annually on each of 30th June and 31st December, and can be paid in either the Company ADSs (representing ordinary shares) or cash.

Voluntary Conversion

Holders of Series A Preference Shares have the right to convert the whole (and not part only) of their Series A Preference Shares into ordinary shares at any time.  Such ordinary shares would be represented by an equivalent number of the Company ADSs.  The conversion rate is 1.4023 ordinary shares/ADSs for each Series A Preference Share (the “Series A Conversion Rate”), or 2,804,600 ordinary shares/ADSs for 2,000,000 Series A Preference Shares.  The Series A Conversion Rate is based upon a conversion price of $2.7365 per Series A Preference Share (the “Series A Conversion Price”), which Series A Conversion Price equaled the average closing price of the Company ADSs for the 40 consecutive trading days ending on 28th February, 2005.

Holders of Series B Preference Shares have the right to convert the whole (and not part only) of their Series B Preference Shares into ordinary shares at any time.  Such ordinary shares would be represented by an equivalent number of the Company ADSs.  The conversion rate is 2.6886899 ordinary shares/ADSs for each Series B Preference Share (the “Series B Conversion Rate”), or 29,147,006 ordinary shares/ADSs for 10,840,598 Series B Preference Shares.  The Series B Conversion Rate is based upon a conversion price of $1.427275 per Series B Preference Share (the “Series B Conversion Price”), which Series B Conversion Price equaled the average closing price of ADSs for the 30 consecutive trading days ending on 29th November, 2005.

Upon the conversion of Preference Shares, the Company is required to pay all accrued and unpaid dividends due in respect of the shares so converted; provided, however, that in lieu of paying cash dividends, the Company shall have the right to satisfy the accrued dividends by issuing such number of ordinary shares, to be represented by an equivalent number of Grand ADSs (representing ordinary shares), as is determined by dividing the amount of the accrued dividends by, in the case of the Series A Preference Shares, the average closing price of Grand ADSs on the Nasdaq SmallCap market for the forty (40) consecutive trading days immediately prior to the conversion of the preference shares and, in the case of the Series B Preference Shares, $1.543.

Conversion by the Company

Grand has the right to require the conversion of the whole (and not part only) of  preference shares held by any person if (i) Grand ADSs have traded at 105% of the Conversion Price, or $2.8733 or higher per Grand ADS, for at least 45 days prior to the date on which the Company gives notice requiring conversion and (ii), in the case of the Series A Preference Shares,  the Company shall have paid aggregate cash dividends of $767,500 to the holders thereof ; provided, however, that the requirement in item (i) shall not apply after the occurrence of a public offering of securities by the Company resulting in proceeds of not less than $50,000,000.

Liquidation Preference

Upon a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Preference Shares will have rights preferential to those of holders of ordinary shares.  Upon a liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution shall be applied:

•

first, to pay the holders of Series A Preference Shares an amount equal to $3.8375 per Series A Preference Share, and if the assets of the Company are insufficient to pay such amount, then pro rata to the holders (if more than one) of the Series A Preference Shares;

•

second, to pay to holders of Series A Preference Shares all arrears and accruals of preferential dividends;

•

third, to pay the holders of Series B Preference Shares an amount equal to $3.8375 per Series B Preference Share, and if the assets of the Company are insufficient to pay such amount, then pro rata to the holders (if more than one) of the Series B Preference Shares;

•

fourth, to pay to holders of Series B Preference Shares all arrears and accruals of preferential dividends ; and

•

fifth, to pay the holders of ordinary shares any surplus assets which shall be distributed ratably amongst such holders according to the amounts paid up thereon.

Preemptive Rights

As long as there are more than 100,000 Series A Preference Shares outstanding, holders of Series A Preference Shares will have preemptive rights to purchase up to their respective pro rata shares of any securities offered by the Company to any third party, at the same price and on the same terms and conditions as the Company shall offer such securities to such third parties.  Such pre-emptive rights shall not apply to the issuance by the Company of ordinary shares, or by any depositary of Grand ADSs representing the same, or the grant of options in respect thereof, pursuant to any employee share option scheme in force at any time while such number of Preference Shares is outstanding.

Voting Rights

On a vote taken at any general meeting of the Company on a show of hands, holders of Preference Shares present in person shall be entitled to vote in the same manner as any holder of ordinary shares.   On a poll, holders of Preference Shares present in person or by proxy shall be entitled to such number of votes as is equal to the number of ordinary shares into which such Preference Shares are then convertible.  The holder of 2,000,000 Series A Preference Shares shall be accordingly entitled to have 2,804,600 votes.  The holder of 10,840,598 Series B Preference Shares shall be accordingly entitled to have 29,147,006 votes.

Meetings of Shareholders

Under the Companies Ordinance and the Company’s articles of association, the Company is required in each year to hold a general meeting as its annual general meeting in addition to any other meetings in that year and shall specify the meeting as such in the notices calling it.  Not more than 15 months shall elapse between the date of one annual general meeting of the Company and that of the next.  The annual general meeting shall be held at such time and place as the directors of the Company shall appoint.  Additional general meetings may be convened by the directors of the Company or by written request of shareholders holding not less than one-twentieth of the paid-up capital of the Company which carries the right of voting at general meetings of the Company.

Quorum Requirements

Under the Company's articles of association, a quorum for all general meetings shall be two shareholders, present in person or by proxy and holding at least 51% of the paid-up capital of the Company.

Actions by Written Consent

The Companies Ordinance provides that shareholders may generally take any action otherwise requiring a resolution in general meeting by written resolution signed by all such shareholders.   The Company’s articles of association expressly authorize actions by such written resolutions of its shareholders.

Right of Non-Hong Kong Shareholders to Vote

No limitations are imposed by Hong Kong law or the Company’s articles of association on the right of persons who are not Hong Kong residents to hold any class of shares in the Company or exercise voting rights in respect thereof.

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

Material Contracts

For a summary of any material contract entered into by the company or any of its consolidated subsidiaries outside of the ordinary course of business during the last two years, see “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major Shareholders and Related Party Transactions”.

Exchange Controls

No Hong Kong laws or regulations restrict the import or export of capital or affect the payment of dividends to non-resident holders of ordinary shares.

Taxation

U.S. Holders

Distributions

Subject to the discussion below under "Passive Foreign Investment Company Considerations," the gross amount of any distribution by the Company to its shareholders of cash or property (other than certain distributions, if any, of ordinary shares distributed pro rata to all shareholders with respect to the Company’s ADSs will be includible in a shareholder’s  income as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles. Such dividends generally will not be eligible for the dividends received deduction allowed to U.S. holders that are corporations, but (provided the Company’s ADSs are traded on a U.S. exchange) such dividends paid to U.S. holders through 2010 will be eligible for the special 15% U.S. federal income tax rate applicable to qualifying dividends received by U.S. holders, if you are a non-corporate U.S. holder who satisfies certain holding period requirements as to the Company’s ADSs.  Subject to the discussion below under "Passive Foreign Investment Company Considerations," to the extent that the amount of any distribution by the Company exceeds the Company’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, the excess distribution will be treated first as a tax-free return of a U.S. holder’s adjusted tax basis in the Company’s ADSs and thereafter as capital gain.

Amounts taxable to a U.S.  holder as dividends generally will be treated as foreign source income for purposes of calculating a U.S. holder’s foreign tax credit limitation.

Sale or Exchange of the Company’s ADSs

Subject to the discussion below under "Passive Foreign Investment Company Considerations," a U.S. holder will generally will recognize gain or loss on a sale or exchange of the Company’s ADSs equal to the difference between the amount realized on such sale or exchange and such holder’s adjusted tax basis in such Company ADSs.  Such gain or loss will be capital gain or loss.  For a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if such holder’s holding period for ADSs exceeds one year. Gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

The Company believes that it will not be classified as a PFIC for its current taxable year.  The Company’s status in future years will depend on its assets and activities in those years.  The Company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC.  However, the tests for determining PFIC status are applied annually, and it is difficult to accurately predict the Company's future income and assets, which are relevant to this determination.  Accordingly, although not anticipated, the Company cannot assure you that it will not become a PFIC.  If The Company’s were to become a PFIC, then, subject to the discussion below, U.S. holders would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the Company ADSs.

Alternatively, U.S. holders generally could elect, subject to certain limitations, to annually take into gross income the appreciation or depreciation in the value of the Company’s ADSs during the tax year (which is referred to as the mark-to-market election).  If a U.S. holder makes the mark-to-market election, such holder will not be subject to the above-described rule, but will recognize each year an amount equal to the difference as of the close of the taxable year between the value of the Company’s ADSs and such holder’s adjusted tax basis in the Company’s ADSs.  Losses would be allowed only to the extent of net gain previously included by a U.S. holder under the mark-to-market election for prior taxable years. Amounts included in or deducted from income under the mark-to-market election and actual gains and losses realized upon the sale or disposition of the Company’s ADSs would be treated as ordinary income or loss.

Information Reporting and Backup Withholding Tax

Distributions with respect to the Company’s ADSs and the proceeds from the sale or redemption of the Company’s ADSs are subject to U.S. backup withholding tax and information reporting rules.

In general, information reporting requirements will apply to dividends or sale proceeds paid within the U.S. and in some cases, outside of the U.S., to U.S. holders other than certain exempt recipients, such as corporations.  In addition, backup withholding at the then applicable rate will apply to these payments unless a U.S. holder provides an accurate taxpayer identification number in the manner required by U.S. law and applicable regulations, certifies that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.  Amounts withheld under the backup withholding rules may be credited against a U.S. holder’s federal income tax liability, and a U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Non-U.S. holders

Distributions and Dispositions

In general, and subject to the discussion below under “Information Reporting and Backup Withholding Tax,” a non-U.S. holder will not be subject to U.S. federal income or withholding tax on distributions with respect to, or gain upon the disposition of, the Company’s ADSs, unless either (1) the income or gain is effectively connected with such holder’s conduct of a trade or business in the U.S. or (2) in the case of gain realized by an individual non-U.S. holder upon a disposition of the Company’s ADSs, such holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met.

In the event that clause (1) in the preceding paragraph applies, such income or gain generally will be subject to regular U.S. federal income tax in the same manner as if such income or gain, as the case may be, were realized by a U.S. holder.  In addition, if a non-U.S. holder is a corporation, such income or gain may be subject to a branch profits tax at a rate of 30%, although a lower rate may be provided by an applicable income tax treaty.  In the event that clause (2), but not clause (1), in the preceding paragraph applies, the gain generally will be subject to tax at a rate of 30%, or such lower rate as may be provided by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

If the Company’s ADSs are held through a non-U.S. and non-U.S. related broker or financial institution, information reporting and backup withholding generally would not be required with respect to distributions on and dispositions of the Company’s ADSs.   Information reporting, and possibly backup withholding, may apply if the Company’s ADSs are held through a U.S. or U.S.-related broker or financial institution and the non-U.S. holder fails to provide appropriate information.  The amount of any backup withholding from a payment to a non-U.S. holder will be allowable as a refund or credit against such holder’s U.S. federal income tax liability, provided that the requested information or appropriate claim for refund is furnished to the IRS.

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

Documents on Display

The Company files annual and special reports and other information with the SEC.  These reports may be inspected and copied at the public reference facilities maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of such material can be obtained from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The Company began filing through the EDGAR system beginning in February 2004.

The Company’s ADRs are quoted on the Nasdaq SmallCap Market.

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

FOREIGN CURRENCY RISK

     While the Company’s product purchases are transacted in United States dollars; most transactions among the suppliers and subcontractors are effected in Hong Kong dollars, where most of the Companies’ products are manufactured.  Accordingly, fluctuations in Hong Kong monetary rates may have an impact on the Company’s cost of goods.  Furthermore, appreciation of Chinese currency values relative to the Hong Kong dollar could increase the cost to the Company of the products manufactured in the People’s Republic of China, and thereby have a negative impact on the Company.  As well since some of the Company’s sales are in Canadian dollars, the Company is at risk with regards to the conversion of Canadian dollars to US dollars to pay its suppliers.  Therefore, fluctuations in conversion rates may have an impact on the Company.  The Company may use derivative financial instruments solely to hedge the effects of such currency fluctuations.

Item 13.   Defaults, Dividend Arrearages and Delinquencies

The Company maintains working capital facilities for its operations.  All of the Company’s loan facilities are uncommitted and the lenders have the right to withhold extending credit in their sole discretion.  In addition, these facilities have certain financial covenants that must be maintained.  As of December 31, 2005, IPI was not in compliance with certain covenants and received a temporary waiver of these compliance requirements until May 15, 2006.  As of May 15, 2006, the covenants were not satisfied and on June 30, 2006 Citibank stated that they will not extend the revolving credit facility and Citibank issued a reservation of rights letter on July 21, 2006. In the reservation of rights letter, Citibank stated that at this time, they will not demand immediate repayment of all sums owing under the credit facility.  The balance of $10,484,000 was all converted to a prime rate loan with a maturity date of September 30, 2006 and remains outstanding as of November 15, 2006 as the Company seeks alternative financing for its North American operations. The Company has identified several alternative financing options for its North American facility and expects to replace the Citibank facility in the near future.  The terms of the replacement facility have not yet been finalized.

PART II

Item 15. Controls and Procedures

(a) The Company’s senior management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”)) designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(b) In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, as well as other key members of the Company’s management, of the effectiveness of the Company’s disclosure and procedures as of the end of the period covered by this report. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective, as of the end of the period covered by this report, to provide reasonable assurance that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

(c) The Company, as a foreign-filer, is not required to obtain the attestation report of a registered public accounting firm until after December 31, 2007.

(d) No change occurred in the Company’s internal controls concerning financial reporting during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that Allen Perl qualifies as an “audit committee financial expert” as defined in Item 401(h)(2) of Regulation S-K of the Securities and Exchange Act of 1934, as amended.

Item 16B. Code of Ethics

The Company has adopted a code of ethics that applies to its chief executive officer and senior financial officers, a copy of which will be provided upon written request to Tania M. Clarke, 1710 Route Transcanadienne, Dorval, Quebec, Canada, H9P 1H7.  A copy of the Code of Ethics can be found in Item 19, Exhibits.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Item 16C. Principal Accountant Fees and Services

Summary of DELOITTE Touche Tohmatsu Fees For
Professional services rendered
Years Ended December 31,
	2005	2004

Audit & audit related fees	$676,400	$523,300
Tax fees	-	26,000
All other fees	48,616	26,518

Audit Fees.  The aggregate fees billed by Deloitte Touche Tohmatsu for the audit of the Company’s annual financial statements and services provided in connection with statutory or regulatory filings or engagements were $676,400 and $523,300 in the fiscal years ended  December 31, 2005 and 2004, respectively.

Audit-Related Fees.  There were no fees billed by Deloitte Touche Tohmatsu for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements for the fiscal years ended December 31, 2005 and 2004, respectively.

Tax Fees.  The aggregate fees billed by Deloitte Touche Tohmatsu for professional services rendered for tax compliance, tax advice and tax planning were $nil and $26,000 for the fiscal years ended December, 31, 2005 and 2004, respectively.  The nature of the services performed for these fees was tax planning and advice.

All Other Fees.  The aggregate fees billed by Deloitte Touche Tohmatsu for other fees were $48,616 and $26,518 for the fiscal years ended December 31, 2005 and 2004, respectively.  The nature of the services performed for those fees was related to acquisitions and Sarbanes Oxley consulting.  There were no other fees billed by Deloitte Touche Tohmatsu for the fiscal year ended December 31, 2005.

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

GRAND TOYS INTERNATIONAL LIMITED AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Grand Toys International Limited

We have audited the accompanying consolidated balance sheets of Grand Toys International Limited and subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2005.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grand Toys International Limited and subsidiaries as of December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 24 to the financial statements, the Company is in the process of discontinuing the operations of a subsidiary manufacturing moulds in the People’s Republic of China and certain toy and toy related products distribution in the United States of America and Canada.   In addition, the Company undergoes loans refinancing with financial institutions and its major shareholder.

/s/DELOITTE TOUCHE TOHMATSU

Hong Kong

November 15, 2006

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Financial Statements

Consolidated Balance Sheets

[F3 - F4]

Consolidated Statements of Operations

[F5 - F6]

Consolidated Statements of Shareholders' Equity and Comprehensive Income

[F7-F8]

Consolidated Statements of Cash Flows

[F9 - F10]

Notes to Consolidated Financial Statements

[F11-F55]

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

GRAND TOYS INTERNATIONAL LIMITED

Part I. – Financial Information

Item 1.  Consolidated Financial Statements

Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
		(as restated)
Assets

Current assets:
Cash and cash equivalents	$4,688,246	$8,523,656
Pledged bank deposit	27,048	597,464
Investment securities (note 2(l))	6,387	31,859
Accounts receivable (net of allowance for
doubtful accounts of $4,643,598; 2004 - $4,394,673)	27,457,316	17,844,344
Inventory (note 2(h))	20,335,067	11,008,050
Due from related companies (note 20)	3,516,518	5,625,200
Note receivable (note 4)	266,312	138,440
Deferred tax asset (note 12 (c))	-	-
Income tax recoverable	88,715
Prepaid royalties (note 2(i))	2,024,993	2,251,695
Other prepaid expenses and current assets (note 5)	3,728,655	2,405,439
Total current assets	62,139,257	48,426,147

Fixed assets, net (note 6)	21,096,642	18,050,231

Goodwill (note 2(m))	26,017,533	29,197,018

Prepaid land lease (note 2(i))	89,787	60,814

Intangibles, net (note 7)	9,040,576	10,013,483

Note receivable (note 4)	244,464	400,396

Total assets	$118,628,259	$106,148,089

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Balance Sheets

	December 31, 2005	December 31, 2004
		(as restated)
Liabilities and Shareholders' Equity

Current liabilities:
Bank indebtedness (note 8)	$22,342,696	$12,629,046
Trade accounts payable	16,938,467	10,339,909
Accrued payroll and related costs	2,105,788	1,065,469
Other accounts payable and accrued liabilities	10,133,977	9,188,553
Obligations under capital leases (note 9)	2,404,573	2,413,167
Due to related parties (note 20)	2,828,705	3,264,041
Income taxes payable	633,941	515,180
Total current liabilities	57,388,147	39,415,365

Long term debt (note 8)	5,110,663	788,992

Note payable (note 22)	703,964	-

Deferred tax (note 12 (c))	3,311,252	3,079,309

Obligations under capital leases (note 9)	3,452,152	4,434,073

Commitments and contingencies (notes 17 and 18)

Shareholders' equity:
Capital stock (note 10):	2,120,360	2,026,346
Voting ordinary shares, $0.13 par value
100,000,000 ordinary shares authorized
16,310,467 ordinary shares issued and outstanding
(2004 – 15,587,282)
Preference stock (note 10)
2,000,000 Series A preference shares , $0.13 par value
(2004 – Nil)	260,000	-
10,840,598 Series B preference shares , $0.13 par
value (2004 –Nil)	1,409,278	-
Deferred non-voting stock (note 10)
2 deferred non-voting share, $0.13 par value	-	-

Additional paid-in capital	69,826,118	50,331,294
(Accumulated loss) retained earnings	(25,549,243)	5,777,153
Accumulated other comprehensive income-
cumulative currency translation adjustment	595,568	295,557
Total shareholders’ equity	48,662,081	58,430,350

Total liabilities and shareholders' equity	$118,628,259	$106,148,089

See accompanying notes to audited consolidated financial statements.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

GRAND TOYS INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31
	2005	2004	2003
		(as restated)

Net sales
- External	$120,792,623	$59,722,236	$14,806,468
- Affiliated companies	10,536,906	15,810,635	24,568,970
Total net sales	131,329,529	75,532,871	$39,375,438

Cost of goods sold	99,506,552	60,458,768	33,538,951
Gross profit	31,822,977	15,074,103	5,836,487

Other operating income	(1,918,250)	(482,312)	(896,023)

Operating costs and expenses:
General and administrative	23,492,605	9,490,171	2,141,280
Selling and distribution expenses	9,886,407	3,317,275	638,498
Depreciation and amortization	2,697,431	1,564,595	398,478
Impairment on intangible assets and goodwill	12,487,867	-	-
Total operating costs and expenses	48,564,310	14,372,041	3,178,256

Operating (loss) income	(14,823,083)	1,184,374	3,554,254

Non-operating expense (income):
Interest expense	1,937,524	464,048	23,835
Interest income	(53,310)	(45,065)	(5,051)
Impairment loss on investment securities	25,477	31,785	-
Total non-operating expense (income)	1,909,691	450,768	18,784

(Loss) earnings before income taxes	(16,732,774)	733,606	3,535,470

Income taxes:
Current	549,521	727,385	536,045
Deferred	(313,591)	65,106	(22,705)
Total income taxes	235,930	792,491	513,340

Net (loss) earnings from continuing operations	(16,968,704)	(58,885)	3,022,130
Discontinued operations:
Earnings from operations of distributed
subsidiaries	-	-	1,239,236

(Loss) earnings from operations	$(16,968,704)	$(58,885)	$4,261,366

Dividends (note 10(h))	(14,357,692)	-	-

Net (loss) earnings available to ADS shareholders	$(31,326,396)	$(58,885)	$4,261,366

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS, CONTINUED

Years ended December 31
	2005	2004	2003
		(as restated)
(Loss) earnings per American Depositary
Shares (“ADS”):

Weighted average ADS outstanding:
Basic	16,137,667	12,092,592	10,000,000
Diluted	18,191,015	12,807,160	10,000,000
Net (loss) earnings - Continuing operations:
Basic	$(1.94)	$(0.00)	$0.30
Diluted	(1.94)	(0.00)	N/A
Net earnings - Discontinued operations:
Basic	-	-	0.13
Diluted	-	-	N/A
Net (loss) earnings available to ADS
shareholders
Basic	(1.94)	(0.00)	0.43
Diluted	(1.94)	(0.00)	N/A

N/A refers to not applicable

See accompanying notes to audited consolidated financial statements.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

					Accumulated
			Additional		other
	Preference	Capital	Paid in	Retained	comprehensive
	Stock	Stock	Capital	Earnings	income	Total

January 01, 2003	$-	$13	$-	$24,382,458	$286	$24,382,757

Net earnings for
the period				4,261,366		4,261,366
Foreign currency
adjustment					21,514	21,514
Total comprehensive
income				4,261,366	21,514	4,282,880

Distribution of
subsidiaries to
holding companies				(22,807,786)		(22,807,786)
December 31,
2003	-	13	-	5,836,038	21,800	5,857,851
Share purchase
on merger		2,025,418	26,628,377			28,653,795

Hua Yang and Kord
acquisition			23,699,206			23,699,206
Net earnings for
the period				(58,885)		(58,885)
Foreign currency
adjustment					273,757	273,757
Total comprehensive
income				(58,885)	273,757	214,872

ADSs issued on
option exercises		915	5,633			6,548

Compensation
expense			(1,922)			(1,922)
December 31,
2004, as restated	-	2,026,346	50,331,294	5,777,153	295,557	58,430,350

Net loss for the
period				(16,968,704)		(16,968,704)
Foreign currency
adjustment					300,011	300,011
Total comprehensive
income				(16,968,704)	300,011	(16,668,693)

Issue of (note 10):
Series A
Preference
Shares	260,000	92,031	10,540,757			10,892,788
Series B
Preference
Shares	1,409,278		8,943,273			10,352,551

Dividends on (note 10):
Series A
Preference
Shares				(571,198)		(571,198)
Deemed dividend				(991,426)		(991,426)
Series B
Preference
Shares				(43,310)		(43,310)
Deemed dividend				(12,751,758)		(12,751,758)

ADSs issued on
option
exercises		1,983	15,130			17,113

Compensation
expense			(4,336)			(4,336)
December 31,
2005	$1,669,278	$2,120,360	$69,826,118	$(25,549,243)	$595,568	$48,662,081

See accompanying notes to audited consolidated financial statements.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Cash Flows

For the years ended December 31
	2005	2004	2003
		(as restated)
Cash flows from operating activities:
Net (loss) earnings from continuing operations	$(16,968,704)	$(58,885)	$3,022,130
Adjustments for:
Depreciation and amortization – General and administrative	2,697,431	1,564,595	398,478
Depreciation and amortization – Cost of goods sold	3,172,113	1,445,179	39,206
Impairment loss and write off of fixed assets	765,712	-	-
Impairment on intangible and goodwill	12,487,867	-	-
Income taxes	549,521	727,385	536,045
Deferred income taxes	(313,591)	65,106	(22,705)
Product development write-off	-	7,790	-
Assets write-off	203,834	2,217	-
(Gain) loss on disposal of fixed assets	(131,224)	129,586	20,452
Compensation expense	(4,336)	(1,922)	-
Impairment loss on investment securities	25,477	31,785	-
Net change in operating working capital
items (note 14)	(6,985,030)	(9,959,611)	(2,977,037)
Net cash (used for) provided by operating activities
from continuing operations	(4,500,930)	(6,046,775)	1,016,569
Net cash provided by operating
activities from discontinued operations	-	-	2,747,246
Net cash (used for) provided by operating activities	(4,500,930)	(6,046,775)	3,763,815

Cash flows from investing activities:
Proceeds from disposal of equipment	180,149	579	21,160
Decrease (increase) in pledged time deposit	570,484	(597,464)	-
Acquisition of business, net of cash acquired	(7,546,084)	1,268,786	-
Settlement of note receivable	827,017	-	-
Increase in other assets	-	(356,524)	-
Settlement of note receivable	-	63,301	-
Increase in intangibles	(3,244)	(20,428)	-
Additions to equipment and leasehold improvements	(2,583,542)	(2,971,297)	(449,291)
Net cash used for investing activities
from continuing operations	(8,555,220)	(2,613,047)	(428,131)
Net cash used for investing activities
from discontinued operations	-	-	(33,887)
Net cash used for investing activities	(8,555,220)	(2,613,047)	(462,018)

Cash flows from financing activities:
Increase (decrease) in bank indebtedness	12,814,943	7,191,161	(2,615,643)
Repayment of bank indebtedness	(2,100,000)	-	-
Decrease in amount due to ultimate holding company		1,050,535
Issuance of share capital on merger	-	8,700,000	-
Repayment of obligation under a capital lease	(2,829,052)	(1,400,221)	(54,218)
Proceeds from ADSs exercise	17,113	1,914	-
Increase (decrease) in trust receipt loans	1,199,401	(235,985)	-
Other	118,335	(45,636)	33,570
Net cash provided by (used for) financing activities
from continuing operations	9,220,740	15,261,768	(2,636,291)
Net cash provided by (used for) financing activities
from discontinued operations	-	-	(8,594,624)
Net cash provided by (used for) financing activities	9,220,740	15,261,768	(11,230,915)

Net (decrease) increase in cash and cash equivalents	(3,835,410)	6,601,946	(7,929,118)
Cash and cash equivalents, beginning of period	8,523,656	1,921,710	9,850,828
Cash and cash equivalents, end of period	$4,688,246	$8,523,656	$1,921,710

See accompanying notes to audited consolidated financial statements.

Supplemental disclosure of cash flow information (note 15) and major non-cash transactions (note 16)

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

GRAND TOYS INTERNATIONAL LIMITED

Notes to audited Consolidated Financial Statements

Grand Toys International Limited (the “Company”), a Nasdaq SmallCap listed company, is organized under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”). The Company’s main operating subsidiaries are Hua Yang Holdings Co., Ltd. (“Hua Yang”), Kord Holdings, Inc. (“Kord”), and Playwell International Limited (“Playwell”), which are organized under the laws of Hong Kong, and Grand Toys International, Inc. (“Grand US”), which is organized under the laws of Nevada, United States of America (“US”).  The Company, through its Hong Kong, US and Canadian operating subsidiaries, develops, manufactures and distributes toy and toy related products, prints and assembles books and specialty packaging and manufactures, distributes paper party goods and other licensed products throughout the world.

The Company was formerly a subsidiary of Grand US.  It became the parent of Grand US on August 16, 2004, pursuant to a reorganization merger.  Immediately after the reorganization merger, the Company acquired Playwell.  For accounting purposes, the acquisition has been accounted for as a reverse acquisition, in which Playwell was the acquirer.

On March 1, 2005, Grand US acquired International Playthings Inc. (“IPI”), a New Jersey, US toy distributor (see note 22(b)).  The operating results for IPI have been included in the consolidated results of the Company since March 1, 2005.

On December 23, 2005, the Company purchased the shares of Hua Yang and Kord, which were owned by Cornerstone Beststep International Limited (“Cornerstone Beststep”), a subsidiary of Cornerstone Overseas Investments Limited (“Cornerstone”).  Hua Yang and Kord were acquired by Cornerstone on May 24, 2004 and June 18, 2004, respectively, and were subsequently transferred to Cornerstone Beststep.  The Company, Hua Yang and Kord were under the common control of the Company’s main shareholder, Jeff Hsieh, who owned beneficially 62% of the Company’s outstanding shares and was the sole beneficial owner of Hua Yang and Kord.  The purchase method of accounting for the business combination was used; however, due to the common control of the entities, the Company has restated its financial statements back to the date of common control as if Hua Yang and Kord were part of the Company on the dates that they were acquired by Cornerstone (see note 22(c)). Under this method of accounting, the excess of the value paid to Cornerstone Beststep over the original cost of Hua Yang and Kord is reflected as a non-recurring deemed dividend in the 2005 financial statements. Further, the Company’s acquisition costs are treated as restructuring costs and recorded as an expense in the 2005 financial statements.

Through Hua Yang, on February 1, 2005 the Company acquired Eastern Raiser, a PRC company which engages in the printing and assembling of books and specialty packaging (see note 22(a)).

 Except as otherwise indicated, references to the Company include Grand Toys International Limited and its subsidiaries and the variable interest entities in which the Company is deemed to be the primary beneficiary.

Consolidated principal subsidiaries and variable interest entities at December 31, 2005 are as follows:

		Proportion ownership
	Place of	Interest held by the
	incorporation	Company
	registration and	Directly	Indirectly	Principal
Name of subsidiary	Operations	%	%	activities
Playwell International Limited:		100	-	Investment holding
Great Wall Alliance limited	British Virgin Islands	-	100	Playwell registration
Asian World Enterprises Co. Limited	Belize	-	100	Licenses holding
Hong Kong Toy Center Limited	Hong Kong	-	100	Distribution
Gatelink Mould Engineering Limited	Hong Kong	-	100	Manufacturing of moulds
Grand Toys International Inc:	United States	100	-	Distribution
Grand Toys (US) Ltd	United States	-	100	Investment holding
Grand Toys Ltd	Canada	-	100	Distribution
Ark Creations, Inc	United States	-	100	Dormant
Grand Toys (HK) Limited	Hong Kong	-	100	Distribution
International Playthings Inc.	United States	-	100	Distribution

Hua Yang Holdings Co., Limited:	Cayman Islands	100	-	Investment holding
Hua Yang Printing Holdings Company Limited	Hong Kong	-	100	Printing operations
Dong Guan Hua Yang Printing Products	People’s Republic	-	100	Factory
Company Ltd	of China
Shenzhen Hua Yang Printing Products	People’s Republic	-	100	Factory
Company Ltd	of China
Hua Yang (UK) Limited	United Kingdom	-	100	Sales liaison
Hua Yang USA, Inc	United States	-	100	Sales liaison

Kord Holdings, Inc.:	British Virgin Islands	100	-	Investment holding
Kord Printing Company Limited	Hong Kong	-	100	Printing operations
Kord Gifts Manufactory Limited	Hong Kong	-	100	Printing operations
Kord Plastic Manufactory Company Limited	Hong Kong	-	100	Printing operations
Kord Party Favour Manufactory Limited	Hong Kong	-	100	Printing operations

Variable Interest entities
Kord (Qing Xin) Packing products Limited	People’s Republic	-	100	Subcontracting work for
	of China			printing operations
Dongguan Kord Packing products Limited	People’s Republic	-	100	Sales and
	of China			manufacturing
QingXin Kord Gifts Manufactory	People’s Republic	-	97	Subcontracting
Company Limited	of China			work
Sun Tat Toys Manufactory	Hong Kong	-	100	Subcontracting
				work
Sun Tat Toys Factory	People’s Republic	-	100	Subcontracting
	of China			work
Sun Tat Plastic Manufactory	Hong Kong	-	100	Subcontracting
				work
Sun Tat Plastic Factory	People’s Republic	-	100	Subcontracting
	of China			work

1.

Restatement of prior year consolidated financial statements:

The Company acquired the shares of Hua Yang and Kord on December 23, 2005 from a related company, which was under the common control of the Company’s majority shareholder, Jeff Hsieh Cheng.  As a result of the transaction, the Company’s consolidated financial statements for the year 2004 presented have been restated by including the results of the two subsidiaries as if they had been part of the consolidated group since the date that they were acquired by Cornerstone.

Following is a summary of significant balance sheet and income statement captions, earnings per share and also statements of shareholders’ equity and comprehensive income before and after the restatement:

(a)

Consolidated Balance Sheet:

	December 31, 2004
	As restated	As originally reported
Current assets	$48,426,147	$20,456,349
Fixed assets, net	18,050,231	2,251,824
Prepaid land lease	60,814	-
Goodwill	29,197,018	14,736,315
Intangibles, net	10,013,483	6,627,184
Note receivable	400,396	-
Total assets	$106,148,089	$44,071,672

Current liabilities	39,415,365	7,420,313
Deferred tax	3,079,309	1,381,167
Long term Debt	788,992	-
Obligations under capital leases	4,434,073	-
Total liabilities	$47,717,739	$8,801,480
Shareholders’ equity
Capital stock	2,026,346	2,026,346
Additional paid-in capital	50,331,294	26,632,088
Retained earnings	5,777,153	6,344,586
Accumulated other comprehensive income- cumulative
currency translation adjustment	295,557	267,172
Total shareholders’ equity	58,430,350	35,270,192
Total liabilities and shareholders’ equity	$106,148,089	$44,071,672

(b)

Consolidated Statement of Operations and earnings per share

	For the year ended December 31, 2004
	As restated	As originally reported
Net sales	$75,532,871	$29,464,959
Cost of goods sold	60,458,768	21,627,695
Gross profit	15,074,103	7,837,264

Other operating income	(482,312)	(304,842)
Total operating costs and expenses	14,372,041	7,099,774
Operating income	1,184,374	1,042,332
Non-operating expenses (income)	450,768	(14,307)
Earnings before income taxes	733,606	1,056,639
Income taxes	792,491	548,091
Net (loss) earnings from continuing operations	(58,885)	508,548
Earnings per ADS:
Net (loss) earnings available to ADS shareholders
- basic	$0.00	$0.04
- diluted	0.00	0.04

(c)

Consolidated Statement of Shareholders’ equity and comprehensive income

		December 31, 2004
	$	As restated	$	As originally reported
Capital stock		2,026,346		2,026,346
Additional paid-in capital		50,331,294		26,632,088
Retained earnings		5,777,153		6,344,586
Accumulated other comprehensive income		295,557		267,172
Total shareholders’ equity		58,430,350		35,270,192

(d)

Consolidated Statement of Cash Flows

		For the year ended December 31, 2004
	$	As restated	$	As originally reported
Net cash used for operating activities		(6,046,775)		(1,109,320)
Net cash used for investing activities		(2,613,047)		(2,065,091)
Net cash used provided by financing activities		15,261,768		7,138,008
Net increase in cash and cash equivalents		6,601,946		3,963,597
Cash and cash equivalents, beginning of period		1,921,710		1,921,710
Cash and cash equivalents, end of period		8,523,656		5,885,307

2.

Significant accounting policies:

a)

Principles of consolidation:

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries and the variable interest entities in which the Company is deemed to be the primary beneficiary. All significant intercompany accounts, transactions and cash flows have been eliminated on consolidation.

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

Cooperative advertising expense for the years ended December 31, 2005, 2004 and 2003 were $420,215, $60,146 and $nil, respectively, and are shown as a reduction of gross sales in the financial statements.

Slotting fees are recorded as a deduction of gross sales. These fees are determined annually on a customer by customer basis.

c)

Cost of goods sold:

Cost of goods sold includes cost of merchandise, royalties, duties, brokerage fees, inbound freight, packaging, product development, provision on slow-moving inventory, mould amortization and depreciation on manufacturing equipment.

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

For the years ended December 31, 2005, 2004 and 2003, freight out was $4,337,258, $2,217,339 and $304,610, respectively.

Media advertising expense for the years ended December 31, 2005, 2004 and 2003 were $478,877, $48,265 and $7,992, respectively.

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

ii)

Diluted earnings per ADS give effect to all potentially dilutive ADSs that exist at the balance sheet date.  The weighted average number of ADS outstanding is adjusted to include the number of additional ADS that would have been outstanding if the dilutive potential ADS had been issued.

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

h)

Inventory:

Inventory, consisting of raw materials, work in progress and finished goods, is valued at the lower of cost, determined by the first in, first out method or market value.

	December 31,
	2005	2004
		(as restated)

Raw materials	$6,893,270	$6,929,000
Work in Progress	5,718,946	5,254,338
Finished goods	11,631,375	2,757,349
Less provision	(3,908,524)	(3,932,637)
	$20,335,067	$11,008,050

i)

Prepaid expenses:

Prepaid expenses primarily include insurance, advances on inventory purchases, current portion of royalties and real estate taxes.  Insurance costs are written off over the term of the respective policies.

Prepaid royalties relate to licensing agreements for properties licensed from third parties, including character licenses.  Some of these contracts extend for up to four years.  Total expense for the years ended December 31, 2005, 2004 and 2003 was               $2,625,226 $309,578 and $166,178, respectively.  For the years ended December 31, 2005, 2004 and 2003, in the consolidated statements of operations, $1,277,222, $247,430 and $166,178, respectively, is shown as part of cost of goods sold, and $1,348,004, $62,148 and $nil, respectively, is shown as part of general and administrative expenses. The amounts expected to be recognized in the statement of operations during the fiscal years ending December 31, 2006, 2007, 2008 and 2009 are $964,406, $436,024, $366,703 and $257,860, respectively.

Prepaid property taxes are amortized on a straight-line basis over the period to which they relate.  The amount expected to be recognized in the statement of operations during 2006 is $5,374.

Prepaid land lease payments are stated at cost less accumulated amortization.  Amortization is provided over the term of the lease on a straight- line basis.

j)

Fixed assets:

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. If an item is discontinued, the unamortized portion is written off immediately.  During 2005, approximately $969,546 of unamortized moulds for discontinued products were written off.  The maximum estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)

Building	50
Leasehold improvements	3 - 10
Plant & machinery	10
Motor vehicles	3-4
Furniture, fixtures and equipment	3 – 5
Moulds and loose tools	2 - 5

During 2005, the Company revised the estimated useful life of the moulds in order to properly approximate the remaining useful life of these assets, which was based on the revised license term. The additional depreciation resulting from this change is approximately $52,020.

k)

Leased assets:

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Company.  Assets held under finance leases are capitalized at their fair values at the date of acquisition.  The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligation.  Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

All other leases are classified as operating leases and the annual rentals are charged to the income statement on a straight-line basis over the relevant lease term.

l)

Investment securities:

Investment securities represented investment in listed securities, which the Company has classified as trading securities. Securities classified as trading securities are stated at fair value with unrealized gains and losses credited or charged to the consolidated statement of operations. Realized gains and losses on the sale of the trading securities are determined using the specific-identification method and are reflected in other income (expenses).

	December 31,
	2005	2004
		(as restated)

Equity securities listed in United states	$6,387	$31,859

Investment securities in 2004 represented 634,921 ordinary shares of a company incorporated in the United States whose shares are listed on The NASDAQ National Market in the United States of America.  At 31 December 2005 and 2004, the fair value of this investment, as determined based on the quoted market price which was approximately $6,387 and $31,859, respectively.  In the years ended December 31, 2005 and 2004, an impairment loss of approximately $25,477 and $31,785, respectively was recognized.

m)

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

			For the years ended December 31,
		Date of	2005	2004
Reporting units	Company acquired	Acquisition		(as restated)

Printing services	Hua Yang	May 24, 2004	$13,102,610	$13,102,610
	Eastern Raiser	February 1, 2005	5,185,174	-
	Sub-total		18,287,784	13,102,610
Party Gift	Kord	June 30, 2004	1,358,093	1,358,093
North America	Grand	August 16, 2004	14,726,933	14,736,315
distribution
	IPI	March 1, 2005	2,170,723	-
	Sub-total		16,897,656	14,736,315
	Impairment		(10,526,000)	-
			6,371,656	14,736,315

Total			$26,017,533	$29,197,018

The management evaluated the impairment of goodwill in two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill impaired by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former.  For assessment of impairment loss, the Company will measure fair value based either on internal models or independent valuations.

The annual test performed under SFAS No. 142 during 2005 resulted in $10,526,000 of impairment of goodwill relating to the goodwill attributable to the North America distribution  due to a reduction in sales forecast for certain product lines held by this reporting unit.

n)

Intangibles:

Intangibles are carried at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets. The maximum estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)

License	5
Distribution network	10
Customer relationship	7-15
Trade name for IPI	4-10
Trade name for Grand US	Indefinite
Trademark	6-7
Other acquired rights	0-15

o)

Impairment of long-lived assets:

The Company evaluates the recoverability of long-lived assets with finite lives in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  SFAS No. 144 requires long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. During 2005, approximately $2,727,579 of assets was impaired, consisting of:

Asset	Amount
License	$1,961,867
Moulds	765,712
Total	$2,727,579

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired.   An impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

p)

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

q)

Foreign currency translation:

All transactions in currencies other than functional currencies during the year are translated at the exchange rates prevailing on the respective transaction dates.  Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are measured at the exchange rates existing on that date.  Exchange differences are recorded in the consolidated statement of operations.

The functional currencies of the Company and its subsidiaries and variable interest entities include Renminbi, Canadian dollars, United States dollars or Hong Kong dollars.  The consolidated financial statements of the Company are presented in United States dollars.  The financial statements of the Company and all of its subsidiaries and variable interest entities with functional currencies other than the United States dollars, the reporting currency, are translated in accordance with SFAS No. 52, “Foreign Currency Translation”.  All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year.  All exchange differences arising from the translation of financial statements are recorded as a component of accumulated other comprehensive income

r)

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

The disclosure under SFAS No. 123 (as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure) are as follows:

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

For the years ended December 31,
	2005	2004		2003

Net (loss) earnings available to ADS	$(31,326,396)	508,548		$4,261,366
shareholders as originally stated
Less: restated amount for income from Kord
and Hua Yang	-	(567,433)		-
Net (loss) earnings available to ADS	(31,326,396)	(58,885)		4,261,366
shareholders, as restated
Add compensation income cost resulting from:
Application of variable accounting to
modified awards under APB Opinion
No. 25	(4,336)	(1,922)		-
Application of fair value method under
SFAS 123	(434,504)	(394,240)		N/A
Pro forma net loss	$(31,765,236)	(455,047)		N/A
Reported net loss per ADS
Basic	$(1.94)	$(0.00)		$0.43
Diluted	(1.94)	(0.00)		N/A
Pro forma net loss per ADS
Basic	$(1.97)	$(0.04)	$	N/A
Diluted	(1.97)	(0.04)		N/A

s)

Comprehensive income:

Comprehensive income consists of net income and cumulative currency translation adjustments and is presented in the consolidated statements of shareholders’ equity and comprehensive income.

t)

Variable interest entities:

Under US GAAP, when an entity holds a variable interest in another entity and that entity does not have sufficient equity or the equity security lacks decision-making authority or the rights to expected residual returns or exposure to expected losses, the entity is required to consolidate this variable interest entity (“VIE”) under FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN46R”).  Consolidation under the variable interest model does not consider voting rights or governance provisions and does not require the ownership of any common stock.  Where FIN46R is applicable, the holder of a variable interest(s) that shares in the majority of the economic risks and rewards (measured using the expected losses and expected residual returns of the VIE) must consolidate the VIE.

On December 23, 2005, the Company acquired Kord which together with its subsidiaries is principally engaged in trading and manufacturing of party products and accessories.  As Kord does not directly own resources to perform the manufacturing process of the party products and accessories, it subcontracts the manufacturing process to five entities which were established in the PRC and are beneficially owned by the related companies of the Company.  During the manufacturing process, Kord will provide the machinery and inventories to these entities and also reimburse the direct overhead costs incurred by these PRC entities by means of subcontracting fee.  Hence, the losses incurred by these entities are expected to be absorbed by Kord as a result of the sub-contracting arrangement.  In view that Kord is the primary beneficiary of these entities and also will absorb the expected losses incurred by these entities, the Company has consolidated these entities since the date that Cornerstone acquired Kord, i.e. July 1, 2004.

u)

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods.  Significant items subject to such estimates and assumptions include the carrying amount of goodwill, fixed assets, intangibles, valuation allowances for receivables, inventories and reserves for warranties and product returns.  Actual results may differ from such estimates.  Differences from those estimates are recorded in the period they become known.

v)

Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

w)

Recent accounting pronouncements:

In November 2004, the FASB issued SFAS No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4.  SFAS No. 151 clarifies the accounting that requires abnormal amounts of idle facility expenses, freight, handling costs, and spoilage costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred on or after July 1, 2005. The Company adopted SFAS No. 151 effective July 1, 2005 and there were no material impacts on the results presented.

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment.  This statement is a revision to SFAS No. 123 and supersedes APB Opinion No. 25.  This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions.  Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions).  That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award.  The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models.  If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.   This statement is effective as of the beginning of the first fiscal year that begins after June 15, 2005.  In accordance with the standard, the Company will adopt SFAS No. 123R effective January 1, 2006.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets – an Amendment of APB Opinion No. 29.  SFAS No. 153 amends APB Opinion No. 29, Accounting for Non-Monetary Transactions. The amendments made by SFAS No. 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  Further, the amendments eliminate the exception for non-monetary exchanges of similar productive assets and replace it with a general exception for exchanges of non-monetary asset exchanges that do not have commercial substance.  The provisions in SFAS No. 153 are effective for non-monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005.  Early application of the SFAS No. 153 is permitted. The provisions of this Statement shall be applied prospectively.  The Company adopted SFAS No. 153 effective July 1, 2005 and there were no material impacts on the results presented.

In May 2005, the FASB issues SFAS No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3.  This statement supersedes APB Opinion No. 20, Accounting changes and SFAS No. 3, Reporting Accounting changes in Interim Financial Statements.  SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine the period-specific effects or the cumulative effect of the change.  APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle.  SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109", or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt the provisions of FIN 48 on January 1, 2007. The Company is currently in the process of assessing the impact of FIN 48 on its results of operations and financial condition.

3.

Segment information:

(a)  Starting in the third quarter of 2004, the Company reported results of operation under two segments: Manufacturing and Distribution. This was how the Company managed its business and how it classified its operations for planning and measuring performance.  With the acquisition of Hua Yang and Kord as mentioned in note 1, the segment information for 2004 has been restated.  The executive officers of the Company determined that the Company’s operations should be classified into the following segments:

 (1)Manufacturing segments: (i) Hua Yang Printing which prints and assembles books and specialty packaging; (ii) Kord which manufactures and distributes paper party goods and (iii) Gatelink which manufactures moulds. (2) Distribution segment which is defined as the development for sale to both related parties and third parties, and distributes products developed by the Company and third parties.  The Distribution segment is split between (i) North America which consists of Grand US and International Playthings Inc. and (ii) outside North America which defines as “Other” which includes Playwell subsidiaries, Hong Kong Toy Center and Asian World Enterprises.

	For the years ended December 31,
	2005	2004	2003
		(as restated)
Net sales:
Manufacturing - Gatelink	$3,538,053	$3,622,623	$1,939,452
Manufacturing - Hua Yang	83,786,024	60,376,082	-
Manufacturing - Kord	28,901,124	13,548,975	-
Distribution - North America	36,478,857	4,194,948	-
Distribution - Other	12,146,468	22,595,273	38,147,708
Elimination of inter-segment sales	(33,520,997)	(28,805,030)	(711,722)
Total net sales	$131,329,529	$75,532,871	$39,375,438
Operating (loss) income:
Manufacturing - Gatelink	$623,224	$561,554	$515,908
Manufacturing - Hua Yang	3,543,496	(20,291)	-
Manufacturing - Kord	954,507	162,335	-
Distribution - North America	(16,922,303)	(688,703)	-
Distribution - Other	(2,917,555)	2,716,341	3,038,346
Unallocated Corporate	(104,452)	(1,546,861)	-
Total operating (loss) income	(14,823,083)	$1,184,375	$3,554,254
Depreciation and amortization:
Manufacturing - Gatelink	$41,909	$39,788	$39,206
Manufacturing - Hua Yang	2,473,473	1,502,790	-
Manufacturing - Kord	1,285,130	667,761	-
Distribution - North America	1,445,424	297,282	-
Distribution - Other	623,609	502,153	398,478
Unallocated Corporate	-	-	-
Total depreciation and
amortization	$5,869,544	$3,009,774	$437,684
Interest income:
Manufacturing - Gatelink	$-	$-	$-
Manufacturing - Hua Yang	10,421	2,791	-
Manufacturing - Kord	825	194	-
Distribution - North America	20,523	13,879	-
Distribution - Other	7,139	3,100	5,051
Unallocated Corporate	14,402	25,101	-
Total interest income	$53,310	$45,065	$5,051
Interest expense:
Manufacturing - Gatelink	$3	$14	$6
Manufacturing - Hua Yang	1,436,240	408,689	-
Manufacturing - Kord	89,884	27,586	-
Distribution - North America	243,979	14,122	-
Distribution - Other	4,646	13,637	23,829
Unallocated Corporate	162,772	-	-
Total interest expense	$1,937,524	$464,048	$23,835
Income taxes, net:
Manufacturing - Gatelink	$41,920	$157,831	$34,543
Manufacturing - Hua Yang	705,758	92,997	-
Manufacturing - Kord	183,272	151,403	-
Distribution - North America	(435,042)	(50,757)	-
Distribution - Other	(259,978)	441,017	478,797
Unallocated Corporate	-	-	-
Total income taxes, net	$235,930	$792,491	$513,340
Net (loss) earnings from continuing operations:
Manufacturing - Gatelink	$581,301	$857,088	$676,639
Manufacturing - Hua Yang	1,386,442	(550,972)	-
Manufacturing - Kord	682,176	(16,460)	-
Distribution - North America	(16,710,717)	(620,565)	-
Distribution - Other	(2,655,084)	1,811,408	2,345,491
Unallocated Corporate	(252,822)	(1,539,384)	-
Total net (loss) earnings from
continuing operations	$(16,968,704)	$(58,885)	$3,022,130
Earnings from discontinued operations:
Manufacturing - Gatelink	$-	$-	$-
Manufacturing - Hua Yang	-	-	-
Manufacturing - Kord	-	-	-
Manufacturing –Playwell Industry	-	-	1,239,236
Distribution - North America	-	-	-
Distribution - Other	-	-
Unallocated Corporate	-	-	-
Total earnings from
discontinued operations	$-	$-	$1,239,236
Net (loss) earnings from operations:
Manufacturing - Gatelink	$581,301	$857,088	$676,639
Manufacturing - Hua Yang	1,386,442	(550,972)	-
Manufacturing - Kord	682,176	(16,460)	-
Manufacturing –Playwell Industry	-	-	1,239,236
Distribution - North America	(16,710,717)	(620,565)	-
Distribution - Other	(2,655,084)	1,811,408	2,345,491
Unallocated Corporate	(252,822)	(1,539,384)	-
Total net (loss) earnings from
operations	$(16,968,704)	$(58,885)	$4,261,366

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Additions to long-lived assets:
Manufacturing - Gatelink	$14,437	$10,300	$29,241
Manufacturing - Hua Yang	1,057,169	1,309,720	-
Manufacturing - Kord	967,031	3,111,126	-
Distribution - North America	2,841,187	6,880,669	-
Distribution - Other	868,999	677,275	420,050
Total additions to long-lived assets	$5,748,823	11,989,090	449,291

Significant non cash items other than depreciation and amortization:
(a) Bad debt expense:
Manufacturing - Gatelink	$-	$-	$-
Manufacturing - Hua Yang	(25,005)	288,033	-
Manufacturing - Kord	-	-	-
Distribution - North America	228,880	189,401	-
Distribution - Other	-	-	-
Unallocated Corporate	-	-	-
Total bad debt expense	$203,875	$477,434	$-
(b) Impairment on intangible, goodwill and long-lived assets:
Manufacturing - Gatelink	$-	$-	$-
Manufacturing - Hua Yang	-	-	-
Manufacturing - Kord	-	-	-
Distribution - North America	12,624,322	-	-
Distribution - Other	629,257	-	-
Unallocated Corporate	-	-	-
Total impairment on assets	$13,253,579	$-	$-
(c) Impairment loss on investment securities:
Manufacturing - Gatelink	-	-	-
Manufacturing - Hua Yang	25,477	31,785	-
Manufacturing - Kord	-	-	-
Distribution - North America	-	-	-
Distribution - Other	-	-	-
Unallocated Corporate	-	-	-
Total impairment loss on investment securities	25,477	31,785	-
Assets:
Manufacturing - Gatelink	$4,470,318	$3,581,113	$2,035,499
Manufacturing - Hua Yang	62,489,281	48,682,590	-
Manufacturing - Kord	14,556,679	13,441,864	-
Distribution - North America	30,418,956	26,876,337	-
Distribution - Other	6,433,915	9,833,793	9,752,436
Unallocated Corporate	259,110	3,776,652	-
Total assets (other than discontinued operation)	$118,628,259	$106,192,349	$11,787,935

Goodwill acquired as a result of the IPI acquisition on March 1, 2005 has been allocated to the Distribution – North America segment of the Company. The goodwill acquired as a result of the acquisitions of Hua Yang and Kord and Eastern Raiser acquisition on May 24, 2004, June 18, 2004 and February 1, 2005, respectively, has been allocated to their respective manufacturing segments.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

(b) Geographical information:

Net sales by geographic areas attributable to countries based on the ultimate location of where the products were shipped, are as follows:

	For the years ended December 31,
	2005	2004 (as restated)	2003
US	$57,468,434	$30,349,606	$21,182,664
Europe	33,907,802	22,713,760	8,955,424
Asia	28,568,990	16,975,466	6,238,777
Canada	9,962,644	3,907,474	394,661
Africa	333,456	504,010	92,736
Other	1,088,203	1,082,555	2,511,176
Total net sales	$131,329,529	$75,532,871	$39,375,438

(c) Long-lived assets principally include fixed assets and intangibles, based on their location are as follows:

	2005	2004 (as restated)
PRC	$24,470,195	$21,450,947	$
US	2,282,217	6,365,147
Canada	3,384,809	214,639
Total long-lived assets	$30,137,221	$28,030,733	$

d) Revenue from external customers by product category is summarized as follows:

	For the years ended December 31,
	2005	2004 (as restated)	2003

Books & board games	$27,733,443	$22,069,360	$-
Distributed lines	32,147,813	2,576,948	-
Party products & accessories	28,901,124	13,548,976	-
Packaging products	22,691,192	10,449,576	-
OEM and Playwell brand products	8,939,495	16,928,000	25,343,000
Proprietary lines	4,331,044	1,231,000	-
Playwell brand products	3,206,973	5,112,000	12,564,000
Others	3,378,445	3,617,011	1,468,438
Total net sales	$131,329,529	$75,532,871	$39,375,438

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

(e) Customer and vendor concentration:

	For the years ended December 31,
	2005		2004		2003
			(as restated)
	Revenue	%	Revenue	%	Revenue	%
Customer A	$9,160,035	6.97	$14,101,000	18.67	$21,671,000	55.04
B	6,115,787	4.66	6,316,000	8.36	2,345,000	5.96
C	5,548,870	4.23	3,077,000	4.07	1,435,000	3.64
All others	110,504,837	84.14	52,038,871	68.90	13,924,438	35.36
Total net sales	$131,329,529	100.00	$75,532,871	100.00	39,375,438	100.00

Sales purchased from the Company's two largest suppliers in aggregate accounted for 15%, 26% and 82% of gross sales for the years ended December 31, 2005, 2004 and 2003, respectively.

4.

Note receivable:

	December 31, 2005	December 31, 2004 (as restated)

Note receivable	$510,776	$538,836
Less: Amount due within one year under current assets	(266,312)	(138,440)
Amount due after one year	$244,464	$400,396

Pursuant to settlement agreements entered into between the Company and certain customers, the outstanding trade debts due from these customers were converted into notes receivable. The notes receivable are interest-free, unsecured and repayable by monthly installments.  The fair value of notes receivable was approximate to the carrying amounts.

5.

Other prepaid expenses and current assets:

	December 31, 2005	December 31, 2004
		(as restated)
Prepaid inventory	$151,604	$235,045
Insurance	407,566	513,725
Other current assets	2,157,680	1,159,346
Other prepaid expenses	1,011,805	497,323
Total other prepaid expenses and current assets	$3,728,655	$2,405,439

6.

Fixed assets:

	December 31, 2005		December 31, 2004
				(as restated)
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Plant & machinery	$32,248,362	$15,113,765	$26,787,731	$12,645,665
Furniture, fixtures &
equipment	4,651,909	3,077,928	3,883,586	2,527,460
Mould & loose tools	4,556,616	2,920,368	3,823,565	1,770,536
Building	465,026	110,564	422,401	103,486
Leasehold improvements	972,952	706,167	675,604	614,211
Motor vehicle	733,599	603,030	654,495	535,793
Total fixed assets	$43,628,464	$22,531,822	$36,247,382	$18,197,151
Net book value		$21,096,642		$18,050,231

Buildings are situated on land held under medium term leases in Hong Kong.

At December 31, 2005, the carrying value of machinery included an amount of $11,072,705 (2004 - $10,165,717) in respect of assets held under finance leases.

 Depreciation of $3,172,113, $1,445,179 and $39,206 has been charged to cost of goods sold for the years ended December 31, 2005, 2004 and 2003, respectively.  During the year, the Company has recognized impairment loss on moulds and loose tools amounted to an aggregate of $765,712 based on the forecasted cash inflow to be generated from the respective licensed products.  Please refer to note 2(o) for basis of impairment loss.

7.

Intangibles:

	December 31,		December 31,
	2005		2004
			(as restated)
	Cost	Accumulated Amortization	Cost	Accumulated amortization
Customer relationship	$4,430,306	$675,896	$3,698,435	$202,801
Distribution network	2,590,000	312,792	1,790,000	67,125
License	2,549,217	587,350	2,545,974	97,288
Impairment	(2,549,217)	(587,350)	-	-
License, net	-	-	2,545,974	97,288
Other acquired rights	2,265,107	971,518	1,549,436	571,152
Trade name	1,396,000	69,583	786,000	-
Trademark	1,247,891	858,939	1,246,173	664,169

Total intangibles	$11,929,304	$2,888,728	$11,616,018	$1,602,535

Net book value		$9,040,576		$10,013,483

Amortization expense for 2005, 2004 and 2003 was $1,873,542, $1,131,914 and $193,623, respectively.  Based on current balances and estimated useful lives, the Company expects amortization expense to be $1,375,553, $1,363,403, $1,144,079, $926,006 and $890,673 in, 2006, 2007, 2008, 2009 and 2010, respectively.  This would be calculated based on the carrying values as at December 31, 2005 for and the useful lives of each individual intangible.

The impairment of $1,961,867 was the result of the impairment test of intangibles under SFAS No. 142, refer to note 2(o) for additional details.

8.

Bank indebtedness:

The Company’s bank indebtedness is as follows:

	December 31,
	2005	2004
Unsecured:
Bank overdrafts	$4,432,840	$2,523,979
Term loan	791,105	980,981
Export loan	2,918,370	2,611,090
Other bank borrowings	5,481,537	-
Secured:
Trust receipt loans	8,143,124	5,704,818
Bills payable with recourse (note a)	-	1,245,608
Other bank borrowings (North America)	5,686,383	351,562
	$27,453,359	$13,418,038
Less: amount due within one year shown under
Current liabilities	22,342,696	12,629,046
Amount due after one year	$5,110,663	$788,992

Note:

(a) As of December 31, 2005, Playwell and Hua Yang had $nil (December 31, 2004 - $434,480, and $811,128, respectively) of discounted bills.  The amounts are payable by customers’ banks.  The recourse provision provides that if customer banks do not make the required payments, Playwell’s and Hua Yang’s banks would have recourse to Playwell and Hua Yang for the full amount.  In the opinion of management, the likelihood of such occurrence is remote.

North America:

The Company finances its North American operations through a $15.0 million revolving credit facility agreement with Citibank N.A., expiring on June 30, 2006.  The borrower on this facility is IPI and the facility includes a $2.0 million sub-limit for Grand Toys Ltd., Grand US’s Canadian subsidiary.  The facility is uncommitted and Citibank has the right to refuse to make advances in its sole discretion.  The interest rate on the revolving loan payable is London Interbank Offered Rate (“LIBOR”) plus 175 basis points or U.S. prime – ½ %, at the Company’s election.  The loan is collateralized by all of IPI’s assets and a $4.3 million (CA$ 5.0 million) guarantee from Grand Toys Ltd. and there are covenants and cross defaults attached to the facility.  Borrowing is limited based on a borrowing base formula consisting of eligible receivables and inventory.  As of December 31, 2005, the amount outstanding was approximately $5.7 million.

Prior to October 2005, IPI had a $10.0 million limit on its revolving facility and Grand Canada had a line of credit with Montcap Financial to finance its inventory and accounts receivable for advances of up to $3.0 million (CA$3.5 million).  The Grand Canada receivable line had a discount fee of 2.0% of invoice amount purchased and the inventory line bore interest at Canadian prime plus 7.5%.  The line of credit was secured by a lien on the assets of Grand Toys Ltd. and had no debt covenants or cross-default provisions.  As of December 31, 2004, the amount outstanding with Montcap was approximately $352,000.

IPI failed to satisfy certain covenants of the credit facility on December 31, 2005 and received a waiver from Citibank through May 15, 2006. As of May 15, 2006, the covenants were not satisfied and on June 30, 2006 Citibank stated that they will not extend the revolving credit facility and Citibank issued a reservation of rights letter on July 21, 2006. In the reservation of rights letter, Citibank stated that at this time, they will not demand immediate repayment of all sums owing under the credit facility.  The balance of $10,484,000 was all converted to a prime rate loan with a maturity date of September 30, 2006 and remains outstanding as of November 15, 2006 as the Company seeks alternative financing for its North American operations. The Company has identified several alternative financing options for its North American facility and expects to replace the Citibank facility in the near future.  The terms of the replacement facility have not yet been finalized.

Hong Kong and China:

The Company finances its Hong Kong and China operations through facilities at Industrial and Commercial Bank of China (Asia) Limited, (“ICBC”), KBC Bank N.V. (“KBC”), DBS Bank (Hong Kong) Limited (“DBS”), Hang Seng Bank Limited and East Asia GE Commercial Finance.

Bank borrowings of the Hong Kong subsidiaries are secured by guarantees by each of their respective subsidiaries, as well as guarantees by the Company, Cornerstone and Mr. Hsieh, certain inventories acquired and released under the trust receipt loans, pledge of bank deposits of $27,048 (2004 - $597,464), and monies debentures over certain assets and certain properties.  As of December 31, 2005, the Hong Kong-based subsidiaries had approximately $16.7 million of short-term bank indebtedness outstanding and approximately $5.1 million of long-term debt.  As of December 31, 2004, the Hong Kong-based subsidiaries had approximately $11.8 million of short-term bank indebtedness outstanding and approximately $789,000 of long-term debt.

Hua Yang:

As at December 31, 2005, Hua Yang has short term indebtedness including bank overdraft, secured trust receipt loans, export loans and unsecured bank loan amount to an aggregate of $19.2 million.  The borrowings carry variable-rate interest at Hong Kong Interbank offered Rate (“HIBOR”) or LIBOR or prime rate plus certain basis points. Interest is re-priced every three months with the range of interest rates at 1.8% to 7% (01.04.2004 to 31.12.2004: 1.3% to 5%).  Bank borrowings were secured by the following:

(a) corporate guarantees from the ultimate holding Company, Cornerstone Overseas Investments Limited;

(b) personal guarantees from Jeff Hsieh;

(c) certain inventories acquired and released under the trust receipt loans; and

(d) in the case of certain bank loans, corporate guarantees from Zindart Limited, the previous owner of Hua Yang.

During the year, ICBC ceased extending credit to Hua Yang at the time of the Company’s acquisition of Hua Yang, but ICBC agreed to allow Grand to gradually pay down the existing balances by October 2006.  These amounts are being repaid through cash generated from operations and through replacement facilities at other banking institutions.  Accordingly, the total outstanding balance under such credit facility amounted to $5.5 million.  As of October 31, 2006, the $2.6 million outstanding balance on an overdraft facility with ICBC was linked with availability on another facility at ICBC used by Jeff Hsieh with the understanding that this would be paid down by the end of 2006.  However, as of November 6, 2006, the $4.5 million balance on the ICBC tem loan was assumed by Jeff Hsieh for a loan to be repaid in monthly installments beginning January 2007 and ending June 2008 at an interest rate of prime plus 1%.  Accordingly, $3.1 million  and $1.4 million of such loan from Jeff Hsieh will be repayable in 2007 and 2008, respectively.  As a result of the refinancing, the obligation has been reclassified as long term.

Kord:

As at December 31, 2005, Kord has short term indebtedness including bank overdraft, secured trust receipt loans and unsecured term loan.  The unsecured term loan bears interest rate of 5.75% per annum and repayable by 60 monthly installments commencing from October, 2004.  The aggregate annual repayments of the term loan as at the balance sheet dates are as follows:

	2005	2004
2005	$-	$191,989
2006	194,649	193,995
2007	206,141	205,637
2008	218,312	217,778
2009	172,003	171,582
Total	$791,105	$980,981

The trust receipt loans of $1.4 million as at December 31, 2005 were secured by the following:

(a) an unlimited personal guarantee executed by Jeff Hsieh

(b) pledged deposits in the name of Jeff Hsieh; and

(c) a corporate guarantee executed by the ultimate holding company, Cornerstone Overseas Investments Limited

The above variable-rate borrowings carry interest at HIBOR + 1% per annum.  The effective interest rate is equal to contracted interest rate.

9.

Obligations under capital leases:

The Company leases certain equipment under capital leases.  The capital lease obligations outstanding at December 31, 2005 and 2004 related to certain equipment, which amounted to $5,856,725 and $6,847,240 (restated), respectively. Future minimum lease payments under capital lease obligations as of December 31, 2005 and 2004 were as follows:

December 31, 2005
2006	$2,753,297
2007	2,311,462
2008	1,412,167
Total minimum lease payments	$6,476,926
Less: amounts representing interest	620,201
Present value of minimum lease payments	$5,856,725
Current portion	2,404,573
Non current portion	$3,452,152
December 31, 2004
Present value of minimum lease payments	$6,847,240
Current portion	2,413,167
Non current portion	$4,434,073

The lease term ranges from 36 months to 48 months. For the period ended December 31, 2005 and 2004, the average effective borrowing rate was 4%. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Company’s obligations under capital leases are secured by the lessor’s charge over the leased assets which amounted to $11.0 million.  The carrying amount of the capital lease obligations at December 31, 2005 approximates their fair value.

10.

Capital stock

a)

ADS

On August 16, 2004, Grand US and Centralink Investments Limited completed the transactions contemplated by a Subscription and Exchange Agreement dated as November 14, 2003, which Subscription and Exchange Agreement was subsequently amended on March 6, 2004, March 31, 2004, May 31, 2004 and July 26, 2004 (as so amended, the “Subscription and Exchange Agreement”) pursuant to which, among other matters, the following transactions were completed:

•

Grand US undertook a corporate reorganization pursuant to which Grand US and its operating subsidiaries became subsidiaries of the Company, with each issued and outstanding share of Common Stock of Grand US being converted into one ADS, evidenced by one American depositary receipt (“ADR”), representing beneficial ownership of one ordinary share of the Company, and each outstanding option and warrant to purchase Grand US’s Common Stock being converted into one option or warrant to purchase the Company’s ADSs;

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

As of December 31, 2005, there were 16,310,467 ordinary shares of the Company issued and outstanding.  These ordinary shares are traded in the United States on Nasdaq in the form of ADSs, and are evidenced by ADRs.

b)

Series A Preference shares

On March 01, 2005, the Company entered into a share subscription agreement with IPI.  The Series A Preference Shares (“Series A Shares”) were issued on April 15, 2005.

The key terms of the Series A Shares are as follows:

Dividend:	Cumulative dividends of ten and one-half percent (10.5) per annum.
Dividend Payment:	Preferential dividend shall accrue from day to day until redemption or conversion and be payable to the preference shareholders semi-annually on each of 30th June and 31st December, subject to limitations imposed by law.
Voluntary Conversion:	Holders of the Series A Shares shall have the right to convert the Series A Shares at any time into Ordinary Shares which will be represented by an equivalent number of Grand ADSs.
The conversion rate will be 1.4023 Ordinary Shares/Grand ADSs for each Preference Share converted (the “Conversion Rate - Series A”), or 2,804,600 Ordinary Shares/Grand ADSs in
the aggregate. The conversion rate was based upon a conversion price of US$2.7365 per
Preference Share (the “Conversion Price – Series A”), which Conversion Price equaled the
Average closing price of Grand ADSs for the 40 consecutive trading days ending on 28th
February, 2005.
Upon the conversion of the Preference Shares, the Company is required to pay all accrued and unpaid dividends on the Preference Shares converted; provided, however, that in lieu of paying cash dividends, the Company shall have the right to satisfy the accrued dividends by issuing such number of Ordinary Shares, to be represented by Grand ADSs, determined by dividing the amount of the accrued dividends by the average closing price of Grand ADSs on the Nasdaq SmallCap market for the forty (40) consecutive trading days immediately prior to the conversion of the Preference Shares.
Conversion by the	The Company has the right to require the conversion of the Preference Shares if (i) Grand
Company:	ADSs have traded at 105% of the Conversion Price- Series A, or US$2.8733 per Grand ADS, for
at least 45 days prior to the date the Company determines to require conversion and (ii) the
Company shall have paid aggregate dividends on the Preference Shares of not less than
US$767,500; provided, however, that the requirement in clause (i) shall no longer apply after the occurrence of a public offering by the Company resulting in proceeds of not less than
US$50,000,000.
Liquidation Preference:	Upon a liquidation, dissolution or winding up of the Company, the assets of the Company available for distribution to the Members shall be applied:
• first, to pay the Preference Shareholder(s) an amount equal to US$3.8375 per
Preference Share, and if the assets of the Company are insufficient to pay such amount, then pro rata to the holders of the Preference Shares;
• second, to pay all arrears and accruals of dividends on the Preference Shares; and
• third, to pay the holders of Ordinary Shares any surplus assets which shall be distributed ratably amongst such holders of Preference Shares according to the amounts paid up thereon.
Pre-emptive Rights:	As long as there are more than 100,000 Preference Shares outstanding, holders of the

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Preference Shares will have pre-emptive rights with regard to any future issuance of securities of the Company on the same price and other terms and conditions of such issuances, other than the issue of Ordinary Shares, or of Grand ADSs representing the same, upon the exercise of currently outstanding options or the grant of options pursuant to any employee share option scheme in force at any time.
Voting Rights:	2,000,000 Preference Shares will entitle the holder(s) thereof to an aggregate of 2,804,600 votes on a poll.

c)

Series B Preference shares

On December 23, 2005, the Company entered into a share subscription agreement with Cornerstone Beststep.  The Series B Preference Shares (“Series B shares”) were issued on December 23, 2005.

The Key terms of the Series B Shares are as follows:

Dividend:	Cumulative dividends of four and three-quarters percent (4.75%) per annum of the Series B
Exchange Price.
Dividend Payment:	Semi-annual on each of 30th June and 31st December, subject to limitations imposed by law payable, at the option of Grand in cash or Grand ADSs determined by dividing the accrued dividend by the Series B Dividend price (i.e.$1.543) for the 30 trading days ending on
November 29th, 2005, the day prior to the announcement of the acquisition.
Voluntary Conversion:	Holders of the Series B Shares shall have the right to convert the Series B Shares at any time after November 30, 2006 into Ordinary Shares which will be represented by an equivalent.
number of Grand ADSs.
The conversion rate will be 2.6886899 (i.e. Ordinary Shares/Grand ADSs, for each Series B
Share converted (the “Conversion Rate – Series B”). The conversion rate was based upon a conversion price of US$1.427275 per Series B Share (the “Conversion Price”), which equaled 92.5% of the average closing price of Grand ADSs for the 30 consecutive trading days ending on 29th November, 2005.
Upon the conversion of the Series B Shares, Grand is required to pay all accrued and unpaid dividends on the Series B Shares converted in cash or Grand ADSs as provided above.
Conversion by the	The Company has the right to require the conversion of the Series B Shares if Grand ADSs
Company:	have traded at US$2.8733 per Grand ADS, for at least 45 days prior to the date Grand determines to require conversion unless has engaged in a public offering resulting in proceeds of not less than US$50,000,000, in which case the trading premium shall not apply.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Liquidation Preference:	Upon a liquidation, dissolution or winding up of Grand, whether voluntary or involuntary, the holders of the Series B Shares will have liquidation rights preferential to those of holders of Ordinary Shares but junior to the holders of Grand’s Series A Shares. Upon a liquidation, dissolution or winding up of Grand, the assets of Grand available for distribution to the members shall be applied:
• first, to pay the Series A Shareholder(s) an amount equal to US$3.8375 per
Series A Share, and if the assets of Grand are insufficient to pay such amount, then pro rata to the holders of the Series A Shares;
• second, to pay all arrears and accruals of dividends on the Series A Shares;
• third, to pay the Series B Shareholder(s) an amount equal to US$3.8375 per
Series B Share, and if the assets of Grand are insufficient to pay such amount, then pro rata to the holders of the Series B Shares;
• fourth, to pay the Series B shareholders all arrears and accruals of dividends on the Series B Shares; and
• fifth, to pay the holders of Ordinary Shares any surplus assets which shall be distributed ratably amongst such holders according to the amounts paid up thereon.
Voting Rights:	Series B Shares will entitle the holder(s) thereof to 2.6886899 votes on a poll, or a maximum of 30,827,976 votes if all 11,465,798 Series B Shares to be authorized are issued.

d)

ADS transactions

August 2004:

5,580,244 ADSs representing beneficial ownership of 5,580,244 ordinary shares were issued as a result of the reorganization merger of Grand US and the Company.

10,000,000 ADSs representing beneficial ownership of 10,000,000 ordinary shares were issued to Centralink, of which 5,000,000 were issued in exchange for the shares of Playwell International Limited.

December 2004:

7,038 ADSs representing beneficial ownership of 7,038 ordinary shares were issued upon exercise of stock options.

January 2005:

  2,000 ADSs representing beneficial ownership of 2,000 ordinary shares were issued upon exercise of stock options.

March 2005:

   250 ADSs representing beneficial ownership 250 ordinary shares were issued upon exercise of stock options.

 582,730 ADSs representing beneficial ownership of 582,730 ordinary shares were issued in partial consideration as a result of the Company’s acquisition of IPI.

April 2005:

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

  52,175 ADSs representing beneficial ownership of 52,175 ordinary shares were issued in lieu of a cash payment of accrued    interest on the Company’s Exchangeable Note in the principal amount of $7,675,000 (the “Exchangeable Note”).

10,500 ADSs representing beneficial ownership of 10,500 ordinary shares were issued upon exercise of stock options.

October 2005:

73,030 ADSs representing beneficial ownership of 73,030 ordinary shares were issued in lieu of a cash payment of dividends payable on the Series A Shares.

December 2005:

2,500 ADSs representing beneficial ownership of 2,500 ordinary shares were issued upon exercise of stock options.

e)

Preference shares, dividend, convertible, liquidating, preemptive rights and voting rights:

        2,000,000 Series A Shares were issued in exchange for the Exchangeable Note.

10,840,598 Series B Shares were issued in connection with the Hua Yang and Kord acquisitions.

f)

Deferred non-voting shares

2 deferred non-voting shares were issued to Rich Asia Consultants Limited as a result of the reorganization merger of Grand US and the Company.

g)

 The number of ordinary shares/ADSs, Preference Shares and Deferred non-voting shares is as follows:

			Deferred
	Common	Preference	Non-voting
	Stock	Stock	Stock
January 1, 2004
Playwell , historical	101	-	-
Conversion factor	99,010	-	-
Ordinary Shares	10,000,000	-	-
ADSs issuance on reorganization merger	5,580,244	-	-
Deferred non-voting shares	-	-	2
Option exercise	7,038	-	-
December 31, 2004	15,587,282	-	2
ADS issuance in consideration for IPI acquisition	582,730	-	-
ADS issuance on settlement of interest on Exchangeable Note	52,175	-	-
ADS issuance on settlement of dividend payable on Series A
Shares	73,030	-	-
Option exercises	15,250	-	-
Series A Shares issuance in exchange for Exchangeable Note	-	2,000,000	-

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Series B Shares issuance in consideration for Hua Yang and
Kord acquisition	-	10,840,598	-
December 31, 2005	16,310,467	12,840,598	2

h)   Dividends:

Series A  Shares:

•

Deemed dividends of $991,426 (note 22(b)) are based on the difference between the effective conversion price of the Series A  Shares and the market price of the ADSs at the March 1, 2005 issuance date of the Exchangeable Note; and

•

Actual dividends of $571,198, of which $168,260 have been satisfied in full by the issuance of 73,030 ADSs in October 2005, and $402,938 which have been accrued at December 31 2005 and will be settled in 2006 through issuance of ADSs.

Series B  Shares:

•

Deemed dividends of $12,751,758 (note 22(c)) are based on the difference between the value paid to Cornerstone Beststep for Hua Yang and Kord in December 2005 and the costs that Cornerstone Beststep incurred to acquire Hua Yang and Kord in May 2004 and June 2004, respectively; and

•

Actual dividends of $43,310 have been accrued at December 31 2005.

11.

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

The options granted in 2004 were granted outside the Old Option Plan and the New Option Plan, except for options to purchase 46,875 ADSs, which were automatically granted to directors under the New Option Plan.  The options granted in 2005 were granted inside the Old Option Plan or the New Option Plan.

Changes in options and warrants are as follows:

	Option Plan	Other stock options	Warrants	Total	Weighted-average exercise price per share
January 1, 2004
Acquired from Grand
Toys International Inc.	215,214	196,000	412,143	823,357	$2.22
Granted	-	1,096,875	-	1,096,875	2.51
Exercised	(7,038)	-	-	(7,038)	0.93
Cancelled	-	(2,500)	-	(2,500)	87.60
Options and warrants

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

outstanding at
December 31, 2004	208,176	1,290,375	412,143	1,910,694	2.28

Granted	39,000	645,906	357,143	1,042,049	1.44
Exercised	(13,250)	(2,000)	-	(15,250)	1.12
Cancelled	(6,000)	(6,875)	(357,143)	(370,018)	2.11
Options and warrants
outstanding at
December 31, 2005	227,926	1,927,406	412,143	2,567,475	$2.19

Options and warrants
exercisable at
December 31, 2005	227,926	782,578	412,143	1,422,647	$2.20

The following tables summarize information about options and warrants outstanding and exercisable at December 31, 2005:

	Options and warrants outstanding
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (yrs)

$0.01 - $1.98	726,208	1.38	8.08
$2.12 - $3.07	1,827,267	2.41	7.15
$5.62 - $11.00	1,000	7.78	4.57
$16.00 - $87.60	13,000	16.69	3.04

	2,567,475	$2.19	7.39

	Options and warrants exercisable
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (yrs)

$0.01 - $1.96	324,504	$1.04	5.76
$2.12 - $3.07	1,084,143	2.37	6.28
$5.62 - $11.00	1,000	7.78	4.57
$16.00 - $87.60	13,000	16.69	3.04

	1,422,647	$2.20	6.13

 Warrants issued in 2005 have a weighted average fair value of $0.87, which is estimated on the date of grant using the Black-Scholes option pricing model with a weighted average expected life of 2 years, risk-free interest rate of 3.90%, and a volatility factor of 77.7%.

For the options and other warrants, the weighted average fair value of options granted in 2005 was $0.87, which is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

For the year ended December 31, 2005

Weighted average expected life (years)	3
Risk-free interest rate, average of grant dates	3.97%
Volatility factor of expected market price of
Company’s ADSs	62.8%
Dividend rate	-

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Pro-forma information regarding net earnings and earnings per ADS is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement (note 2(r)).

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

Compensation income of $4,336 was recorded for the year ended December 31, 2005, as a result of the application of variable accounting to modified awards.

12.

Income taxes:

(a)

Income tax expense (recovery)consists of:

Year/Jurisdiction	Current	Deferred	Total
Year ended December 31, 2005:
Hong Kong	$540,295	$130,677	$670,972
US	9,226	(444,268)	(435,042)
Canada	-	-	-
	$549,521	$(313,591)	$235,930
Year ended December 31, 2004: (as restated)
Hong Kong	$727,385	$115,863	$843,248
US	-	(50,757)	(50,757)
Canada	-	-	-
	$727,385	$65,106	$792,491
Year ended December 31, 2003:
Hong Kong	536,045	(22,705)	513,340
	$536,045	$(22,705)	$513,340

(b)

The effective tax rate for the Company is reconcilable to statutory tax rates as follows:

	2005	2004	2003
		(as restated)
	(%)	(%)	(%)
Hong Kong statutory income tax rate	17.5	17.5	17.5

Changes to Hong Kong tax rate resulting from:
Expenses producing no tax benefit / income not taxable, net	(16.9)	96.1	(1.4)
Effect of different tax rates of subsidiaries
operating in other jurisdictions	-	(1.6)	-
Valuation allowance	(9.7)	29.3	(0.8)
Change in tax rate			0.5

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Overprovision in prior year	-	(7.4)	-
Other	7.7	(25.9)	(1.3)
	(18.9)	90.5	(3.0)
Effective tax rate	(1.4)	108.0	14.5

The components of earnings before income taxes are as follows:

	2005	2004	2003
		(as restated)
Year ended December 31:
Continuing operations:
Hong Kong	$665,807	$3,634,306	$3,535,470
Hong Kong - Corporate	(615,308)	(2,262,135)	-
US	(15,660,328)	(357,406)	-
Canada	(1,122,945)	(281,159)	-

(Loss) earnings before income taxes	$(16,732,774)	$733,606	$3,535,470

The Company has not provided for income taxes on foreign subsidiaries’ undistributed earnings as of December 31, 2005 and 2004 because the investments in the foreign subsidiaries are essentially permanent in duration.

(c)

The deferred tax liability on the balance sheet was $3,311,252 and $3,079,309 at December 31, 2005 and 2004, respectively.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

	December 31 2005	December 31 2004
		(as restated)
Deferred tax liabilities:
Accelerated tax depreciation	$2,559,660	$1,990,099
Trademark	68,067	101,613
Intangibles	1,304,894	1,752,570
Total deferred tax liabilities	$3,932,621	$3,844,282

	December 31 2005	December 31 2004
		(as restated)
Deferred tax assets:
Allowance for doubtful debts	$126,847	$126,475
Other	-	7,610
Net operating loss carry forwards	6,592,132	4,272,446
Valuation allowance	(6,097,610)	(3,641,558)
Total deferred tax assets	$621,369	$764,973

Net deferred tax liability	$3,311,252	$3,079,309

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

The estimated impact of ownership changes for income tax purposes is reflected in the above numbers.

As of December 31, 2005, the Company has approximately $21,975,000 of consolidated net operating losses available for tax purposes to reduce future taxable income in the respective tax jurisdictions.  These losses expire as follows:

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

2006	$658,000
2007	2,015,000
2011	320,000
2018	74,000
2019	346,000
2020	4,034,000
2021	942,000
2022	1,258,000
2023	983,000
2024	620,000
2025	5,310,000
16,560,000
Hong Kong (non expiring)	5,415,000
$21,975,000

Hong Kong:

At December 31, 2005, the Hong Kong companies have unused tax losses of approximately $ 5,415,000 (2004 - $3,242,000) available for offset against future profits in Hong Kong. A deferred tax asset without valuation allowance has been recognized on tax losses of approximately $ 3,334,000 (2004 - $2,977,000). Full valuation allowance has been recognised for deferred tax asset in respect of the tax losses of approximately$ 1,039,000 (2004 - $ 265,000) as it is not more likely than not to be utilized due to the unpredictability of future profit streams.

U.S.:

As of December 31, 2005, Grand US has $12,413,000 of net operating losses available for tax purposes to reduce future taxable income in the United States.  These losses expire as follows:

2011	$29,000
2018	74,000
2019	346,000
2020	4,034,000
2021	942,000
2022	1,258,000
2023	983,000
2024	620,000
2025	4,127,000
$12,413,000

Canada:

As of December 31, 2005, Grand Toys Ltd., the Company's Canadian subsidiary, has approximately $4,147,000 of losses carried forward, which can be used to reduce future taxable income. These losses expire as follows:

2006	$658,000
2007	2,015,000
2011	291,000
2012	1,183,000

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

$4,147,000

13.

Earnings per ADS:

The calculations of basic earnings (loss) per share and diluted earnings per share are computed as follows:

	2005	2004	2003
		(as restated)
(Loss) earnings from operations	$(16,968,704)	$(58,885)	$4,261,366
Dividends in preference shares	(14,357,692)	-	-
(Loss) earnings from operations
available to ADS shareholders	(31,326,396)	(58,885)	4,261,366
Weighted average number of
ADS for the calculation
of basic earnings (loss) per
ADS	16,137,667	12,092,592	10,000,000
Effect of dilutive potential securities
Preference Shares	2,053,348	-	N/A
Options and Warrants	-	714,568	-
Weighted average number of ADS
shares for the purposes of diluted
earnings (loss) per ADS share	18,191,015	12,807,160	10,000,000

The Series A and Series B Shares are included in the calculation of the diluted weighted average number of ordinary shares outstanding as each holder of Series A and Series B Shares are entitled to convert at any time and from time to time, subject to the automatic conversion terms, any or all of such holder’s Series A Shares and Series B Shares.   There is no dilutive effect as the conversion of Company’s outstanding Series A and Series B Shares would result in an increase in earnings per share.

For the year ended December 31, 2005, options and warrants to purchase 2,567,475 ADSs (December 31, 2004 - 316,250) were not included in the diluted earnings per ADS calculation as the options exercise price was greater than the average market price of the ADS..

14.

Net change in operating working capital items:

For the year ended December 31,
	2005	2004	2003
(as restated)
Continuing operations:

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

(Increase) decrease in accounts receivable	$(5,817,962)	$(7,306,082)	$3,621,147
Decrease (increase) in note receivable	-	(602,138)	-
Decrease in receivable from related companies	1,006,497	445,229	20,993,418
(Increase) decrease in inventory	(4,847,584)	530,908	(20,095)
Increase in other prepaid expenses and other current assets	(1,380,071)	(1,991,872)	(416,363)
Increase (decrease) in trade accounts payable	6,126,412	(151,136)	(283,735)
Decrease in payable to related companies	(752,986)	(1,845,071)	(24,242,276)
(Decrease) increase in other accounts payable and
accrued liabilities	(968,480)	1,867,303	(2,207,834)
Decrease in income taxes payable	(350,856)	(906,752)	(421,299)
Total net change in operating working capital items	$(6,985,030)	$(9,959,611)	$(2,977,037)

15.

Supplemental disclosure of cash flow information:

For the year ended December 31
	2005	2004	2003
		(as restated)
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$1,792,435	$464,048	$23,835
Income taxes	350,856	906,752	421,299

16.

Major non-cash transactions:

During the year ended December 31, 2005, the Company entered into major non-cash transactions as follows:

•

The Company entered into capital lease arrangements in respect of acquisition of property, plant and equipment. with a capital value at the inception of the lease of $nil (2004 - $3,437,592)

•

Trade debtor of $795,339 (2004 - $602,138) was converted into note receivable, as described in Note 4.

•

Issuance of  2,804,600 Series A Shares and 10,840,598 Series B Shares, as described in note 22(b) and note 22(c)

17.

Commitments:

(a)   Capital Commitment

The Company has capital commitment of $ 1,838,932 (2004 - $161,321) in respect of property, plant and equipment

(b) Operating lease Commitments

(i) Under the agreement for the establishment of Shenzhen Hua Yang, the Company has committed to pay a pre-determined amount of annual fee to a third-party for the period from October 1995 to October 2010. As of December 31, 2005, the total future fees under this arrangement are payable as follows:

Year ending December 31,
2006	$547,208
2007	574,379
2008	603,098
2009	633,253
2010	664,916

For 2006 and 2007, the annual fee will be paid in form of rent to the third party for the factory and office building provided.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

(ii) At December 31, 2005, the Company had commitments for future minimum lease payments under non-cancelable operating leases which fall due as follows:

Year ending December 31,
2006	$2,543,074
2007	3,525,353
2008	1,341,345
2009	1,189,433
2010	346,467

These operating leases include manufacturing facilities and office space in Shenzhen and DongGuan, China; showrooms and office space in Hong Kong; and warehouse facilities and office space in Parsippany, New Jersey and Montreal, Canada. Rent expense for the years ended December 31, 2005, 2004 and 2003 amounted to $2,573,063, $974,022 and $203,984, respectively.

The Company’s Canadian subsidiary, Grand Toys Ltd., has entered into an operating lease agreement to sub-lease a portion of its warehouse, resulting in a reduction of the minimum annual rental payments presented above of $138,082, $141,931, and $84,710 for the years 2006, 2007 and 2008, respectively.

 (c) On December 31, 2005, the Company has license agreements that include the minimum guarantees of royalties for 2006 through 2009. The amounts are $4,052,272, $407,120, $157,499 and $19,000 for 2006 through 2009, respectively.

18.

Contingencies:

Grand Toys Ltd. was named in two lawsuits by former sales agents, dated June 12, 2000 and April 15, 2004.  In January 2005, the Company settled the latter claim for $291,181.  The settlement was recorded in the December 31, 2004 results.  In the opinion of management, it is difficult to ascertain or estimate the value of a settlement, if any, of the remaining claim.

On May 21, 2003, Grand US was named in a lawsuit for an alleged defective product causing personal injury.  Grand US was acting as an agent for the vendor of the alleged defective product.  This case was settled in February 2005 and the settlement was covered by insurance.

On March 3, 2006, Grand Toys International Limited was named in a lawsuit for an alleged breach of a business advisory agreement.  This suit is expected to be settled for a payment of $67,500 and this expense will be reflected in the 2006 financial statements.

In July 2006, two Hong Kong based employees were terminated for cause and the Company sued the employees for misconduct.  The employees sued the Company for the balance of payments on their contracts.  One employee subsequently withdrew his claim and the remaining employment claim is for approximately $150,000.  Both cases are still pending.  If the employees are found guilty of misconduct, the claim for unpaid salary is invalid.

The Company does not believe that the ultimate resolution of the unresolved claims will have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

19.

Employee benefit plan:

Playwell, Hua Yang and Kord have a mandatory provident fund for its Hong Kong employees. It contributes to the fund 5% of the employee member’s relevant income up to a maximum of $1,548 per annum.  During 2005, Playwell, Hua Yang and Kord contributed $38,532, $360,732 and $57,931 respectively, to the fund and were charged to the consolidated statement of operations.

Grand Toys Ltd., the indirect Canadian subsidiary of the Company, has a deferred profit sharing plan (“DPSP”) for its Canadian employees.  It contributes to the DPSP plan the lesser of (a) 50% of the employee's contribution to this plan; (b) 3% of the employee's gross earnings; or (c) CA$3,000 per employee.  During 2005, Grand Toys Ltd. contributed $30,257 to the DPSP and such amount was charged to the consolidated statement of operations.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

IPI, an indirect US subsidiary of the Company, has a 401K plan for its US employees.  It matches the employee’s contributions up to 3% of the employee’s gross earnings. During 2005, IPI contributed $39,421 to the 401K plan and such amount was charged to the consolidated statement of operations.

20.

Related party transactions:

The Company has defined a related party as a company that is owned or controlled by the majority shareholder of Grand.

	December 31,
Name of related party	2005	2004
		(as restated)
a) Amount due from related party:
Cornerstone Overseas Investments, Limited	$-	$1,293,273
Playwell Toy (China) Ltd.	-	1,005,687
Sunny Smile International Ltd.	-	997,917
Toy Biz Worldwide Limited	2,441,640	1,023,345
Playwell Industry Limited	507,079	581,941
Dongguan Bailiwei Plaything Co. Ltd.	-	351,293
Brand Management Ltd.	-	164,438
Guangzhou Playwell Trading Co. Ltd.	390,566	155,238
New Adventures Corporation	-	31,945
China Retail Management	-	3,570
Great Asian Development Inc.	-	1,271
Long Sure Industries Ltd.	434	1,042
Dongguan Playwell Products Co. Ltd.	-	156
Playwell France	61,846	-
Zizzle (Hong Kong) Limited	114,953	-
Hero Crown Limited	-	6,211
New Enlarge Industrial Limited	-	496
Kord Industrial (China) Company Limited	-	7,377
Total due from related party	$3,516,518	$5,625,200
b) Amount due to related party:
Zhejiang Playwell Toy Co Ltd.	$859,250	$1,008,705

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Cornerstone Overseas Investments, Limited	-	1,050,535
Playwell Industry Ltd.	1,476,400	380,928
Centralink Investments Limited	-	304,765
Directors/Shareholders	28,758	256,478
Toy Biz Worldwide Limited	464,297	147,341
Hong Kong Toy USA	-	115,289
Total due to related party	$2,828,705	$3,264,041

The amounts are unsecured, interest-free and have no fixed term of repayment or with normal trading terms for the trading balances.

	For the years ended December 31,
Playwell International Limited	2005	2004	2003
		(as restated)
Sales
Toy Biz Worldwide Limited	$197,331	$12,562,418	$20,422,681
Playwell Industry Ltd.	146,574	-	-
Dongguan Bailiwei Plaything Co Ltd.	-	198,116	2,341,868
	343,905	12,760,534	22,764,549
Purchases
Playwell Industry Ltd.	4,008,122	12,661,125	26,553,005
Zhejiang Playwell Toy Co., Ltd.	4,851,388	3,962,882	5,319,659
Dongguan Playwell Products Co Ltd.	-	23,409	-
	8,859,510	16,647,416	31,872,664

Mould income
Toy Biz Worldwide Limited	3,136,890	1,711,807	1,088,409
Playwell Industry Ltd.	(34,211)	494,491	31,322
	$3,102,679	$2,206,298	$1,119,731
Commission income
Playwell Industry Ltd.	-	115,182	684,690
Royalty income

Guangzhou Playwell Trading Co. Ltd.	234,283	155,074	51,883

Other income

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Toy Biz Worldwide Limited	74,228	145,292	127,288
New Adventures Corporation	25,273	40,658	-
Playwell Industry Ltd.	20,500	1,746	-
	120,001	187,696	127,288
Other expenses
Playwell Industry Ltd.	6,051	60,227	30,771

Purchase of fixed assets
Playwell Industry Ltd.	7,377	-	-

	December 31,	August 16-December 31	December 31,
Grand US	2005	2004	2003
Purchases
Toy Biz Worldwide Limited	$1,612,472	$416,653	$-
Zizzle (Hong Kong) Limited	480,000	-	-
	2,092,472	416,653	-
Commissions
Toy Biz Worldwide Limited	19,429	15,618	-
Zizzle (Hong Kong) Limited	797	-	-
	20,226	15,618	-
Other income
New Adventures Corporation	-	16,125	-

	December 31,	May 25-December 31	December 31,
Hua Yang	2005	2004	2003
Sales
Toy Biz Worldwide Limited	$5,744,435	$646,037	$-
Playwell Industry Ltd.	405,465	82,584	-
Zizzle (Hong Kong) Limited	464,732	-	-
	6,614,632	728,622	-
Rental income
Playwell Industry Ltd.	55,561	-
	55,561	-	-

December 31,	June 19-

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

December 31	December 31,	Kord	2005
2004	2003	Sales
		Playwell Toy S.A.	$444,674	$
-	$-	Playwell International Company L.L.C	16,592
-	-	China Retail Management	14,424
-	-		475,690

Refer to note 22(b) and (c) for related party transactions related to Company’s acquisitions.

21.

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

b)

Credit risk and economic dependence:

For the year ended December 31, 2005, approximately 17% (December 31, 2004 – 22%) of the Company’s sales were made to five unrelated companies. Three unrelated customers representing approximately 13% (December 31, 2004 - 16%) of total sales, individually accounted for 2% or more (December 31, 2004 - 3%) of total sales.

The Company regularly monitors its credit risk exposure to these and other customers and takes steps to mitigate the risk of loss.

The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

c)

Interest rate risk:

The Company’s principal exposure to interest rate risk is with respect to its short-term financing which bears interest at floating rates.

22.

Acquisition:

(a)  On February 1, 2005, Hua Yang acquired Eastern Raiser, a PRC printing company.

Pursuant to the purchase agreement, the purchase price for the assets was approximately $7.6 million, of which approximately $6.4 million was paid in cash at closing with the remainder to be paid in cash in 3 equal installments on the first, second and third anniversary of the closing date. Acquisition costs relating to this acquisition were approximately $60,000.

The following table summarizes the fair value of the assets acquired and liabilities:

(Amounts reported in thousands)
Fixed assets	$5,156
Intangible assets	476
Goodwill	5,185
Current liabilities	(2,653)

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Deferred tax liabilities	(543)
Net assets acquired	$7,621

The acquired intangible assets consist of:

(Amounts reported in thousands)
Customer relationship	$458
Other acquired rights	18
Total intangible assets	$476

The Company engaged American Appraisal Consultants, an independent valuator, to perform a purchase price allocation review of this transaction.

(b) On March 1, 2005, the Company acquired the assets of New Jersey based IPI, a distributor of a broad range of toys primarily to the consumer specialty markets in the US and Canada.

Pursuant to the asset purchase agreement, the purchase price for the assets was $8,862,000, of which $7,262,000 was paid in cash and $1,600,000 was paid by the delivery of 582,730 ADSs.  Acquisition costs relating to this acquisition were approximately $853,000.  In order to finance the cash portion of the purchase price and to provide ongoing working capital for IPI, the Company sold to Centralink the Exchangeable Note in the principal amount of US$7,675,000 for proceeds of US$7,400,000.  The Exchangeable Note was sold at a US$275,000 discount in order to compensate the ultimate beneficial owner of Centralink, who is also the controlling shareholder of the Company, for providing the sellers of IPI with the option to require Centralink to purchase the portion of the purchase price paid in ADSs after the first anniversary of the closing of the IPI acquisition. The Exchangeable Note bore interest at 15% per annum and was exchanged for 2,000,000 Series A  Shares of the Company when the issuance of the Series A  Shares was approved by the Company’s shareholders at the Company’s 2005 Annual General Meeting on April 15, 2005.

The conversion feature relating to the preferential conversion price of the Series A Shares has been valued at $991,426, based on the difference between the effective conversion price and the market price of the ADSs at the March 1, 2005 issuance date of the Exchangeable Note.  This value is considered to be deemed dividends to the holder of the Series A Shares and reduces earnings available to the ADS shareholders.

The total amount recorded in additional paid in capital as of December 31, 2005 was as follows:

(Amounts reported in thousands)
Exchangeable Note	$7,415
ADSs issued to IPI sellers on
Acquisition	1,701
Exchangeable Note features:
Beneficial conversion feature	991
Fair value of put option	434

Total	$10,541

The following table summarizes the fair value of the assets acquired and liabilities assumed in partial satisfaction of Centralink’s subscription for the Company’s ADS.

(Amounts reported in thousands)
Current assets	$8,973

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Long term assets	328
Intangible assets	2,382
Goodwill	2,171
Current liabilities	(3,526)

Net assets acquired	$10,328

The acquired intangible assets consist of:

(Amounts reported in thousands)
Distribution network	$800
Trade name	610
Customer relationship	274
Other acquired rights	698
Total intangible assets	$2,382

The Company engaged Empire Valuation Consultants, an independent valuator, to perform a purchase price allocation review of this transaction.

(c)  Pursuant to the agreement under which the Company acquired Kord and Hua Yang on December 23, 2005, the purchase price for the shares was $44,000,000, net of the settlement of inter-company balances of $2,399,000 for a net purchase price of $41,601,000.  The net purchase price was satisfied by issuing 10,840,598 Series B Shares. The Company’s acquisition costs relating to this acquisition were approximately $500,000.  Since Hua Yang and Kord were under common-control prior to the Company’s acquisition, a deemed dividend of $12,751,758 resulted for the year 2005. The deemed dividend was determined as the fair value of the Series B Shares on the date of the public announcement of the transaction (November 30, 2005), net of the intercompany debt forgiveness and Cornerstone’s basis in Hua Yang and Kord.

The following table summarizes the fair value of the assets acquired and liabilities assumed:

(Amounts reported in thousands)
	$
Net tangible assets acquired		6,559
Intangible assets		4,065
Goodwill		14,461
Deferred tax asset		204
Deferred tax liability		(1,590)
Net assets acquired		$23,699

The acquired intangible assets consist of:

(Amounts reported in thousands)

Customer relationship	$2,888
Other acquired rights	1,177
Total intangible assets	$4,065

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

The Company engaged American Appraisal Consultants, an independent appraiser, to perform a purchase price allocation review of these transactions.

23.

Pro Forma presentation:

The following unaudited pro forma combined statement of operations gives effect to the business combination of the Company, Grand US, IPI, Hua Yang, Kord and Eastern Raiser.  The Eastern Raiser, IPI, Hua Yang and Kord acquisitions which were consummated on February 1, 2005, March 1, 2005 and December 23, 2005, respectively, are being accounted for under the purchase method of accounting, as required by SFAS No. 141 Business Combinations.  Under this method of accounting, the purchase price has been allocated to the fair value of the net assets acquired, including goodwill.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2005 and December 31, 2004 combine the consolidated statements of operations of the Company, Grand US, IPI, Eastern Raiser, Hua Yang and Kord as if the acquisitions had taken place on January 1, 2005 and January 1, 2004.

For the year ended December 31, 2005, the consolidated statements of operations of Hua Yang and Kord are included in the reported results of the Company due to the restatement of the Company’s results as a result of the accounting treatment of these two acquisitions.

For the year ended December 31, 2004, since Hua Yang and Kord, were acquired by Cornerstone on May 24, 2004 and June 30, 2004, respectively, the reported results include the consolidated statement of operations from the dates of acquisition.

The unaudited pro forma combined statement of operations is not necessarily indicative of the actual operating results that would have occurred or the future operating results that will occur as a consequence of such transactions.

The accounting policies used in the preparation of the pro forma combined statement of operations are disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2005.  The pro forma combined statement of operation for the year ended December 31, 2004 give effect to the amortization of intangibles.

Pro Forma Combined Information:
For the years ended December 31,
	2005	2004
(In thousands, except share and per share data)

Net sales	$135,211,148	$132,454,340
Gross profit	33,572,724	36,635,614

(Loss) earnings from continuing operations	$(17,112,771)	$1,626,843
Discontinued operations	-	-
Net (loss) earnings available to ADS	(31,470,464)	$1,626,843
(Loss) earnings per ADS - Continuing:
Basic	$(1.06)	$0.13
Diluted	(1.06)	0.13
Weighted average number of ADS:
Basic	16,137,667	12,092,592
Diluted	18,191,015	12,807,160

24.

Subsequent events:

In June 2006, the Company terminated the operations of Playwell’s subsidiary, Gatelink.  Gatelink manufactured moulds for products developed by Playwell and on an OEM basis for third parties.  Historically, a significant portion of Gatelink’s

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

operations involved making moulds for Marvel product lines licensed by Toy Biz Worldwide Limited (“Toy Biz”).  During the year ended December 31, 2004 and 2005, Gatelink’s operations generated income of $857,088 and $581,301, respectively.   The lower net income resulted from a decrease in the number of Marvel products introduced in 2005.  Toy Biz no longer has the rights to develop and distribute the Marvel line of products which eliminated Gatelink’s primary source of revenue.   In order to develop new business required to operate Gatelink profitably, the Company would have had to invest significant capital in new tooling equipment for Gatelink.  Management concluded that such an investment is not in the best interests of the Company as future profitability was uncertain and even if profits were generated from future operations, they might not be sufficient to offset the investment costs.  The termination of Gatelink’s operations will result in approximately $100,000 of charges for fiscal 2006 and this will be funded with cash generated from operations..

In July 2006, the Company decided not to renew an existing license agreement with Binney & Smith for the Crayola dough product line beyond December 2006.  The Crayola dough line was a key element of the Company’s plan to enter the US mass market for toys.  The product line has been unprofitable, and the Company could not foresee this changing in the near future.  The Company is also discontinuing certain other product lines targeted towards the US mass market and, in the future, the Company may de-emphasize its efforts to enter the US mass market for toys.  The termination of the Binney & Smith license as well as the other product lines has resulted in a write-off of goodwill of approximately $10.5 million and an acceleration of amortization of intangibles relating to the Binney & Smith license of approximately $2.0 million in 2005.  The Company estimates that this discontinuance of business will result in additional charges in 2006; however, these charges are not yet quantifiable as the Company continues to negotiate certain settlements on outstanding minimum royalty obligations for certain licenses for which the Company may not reach the minimum guarantees.  The Company expects to be able to fund these settlements with cash generated from operations and the existing or future working capital facilities.

In October 2006, the Company decided to discontinue distributing toy and toy-related products to the mass market in Canada and cease the operations of its Canadian subsidiary, Grand Toys Ltd. (“Grand Canada”), which conducted the Company’s Canadian mass market sales efforts, at the end of 2006.  For the year ended December 31, 2005, Grand Canada’s sales were approximately $7.7 million and the operations resulted in a loss of $334,000.   Management determined that future profitability of its Canadian mass market operations was uncertain.  The Company expects that the costs to close this operation, which include employee severance costs, and amounts relating to the lease in Montreal, could be as high as $1.2 million in 2006 and 2007.  The Company expects that funds received from selling existing inventory and collecting all receivables will be sufficient to cover the closing costs indicated above.

On July 18, 2006, the Company received a Nasdaq Staff Determination stating that as a result of its failure to file its Annual Report on Form 20-F by July 15, 2006, the Company was not in compliance with the requirements for continued listing on Nasdaq as set forth in Nasdaq Marketplace Rule 4320(e)(12).  As a result, Grand’s ADSs would be delisted from the Nasdaq SmallCap Stock Market on July 27, 2006 unless the Company requested a hearing to appeal the delisting determination.  The delay was a result of the acquisitions in December 2005 of Hua Yang Holdings Company Limited and Kord Holdings, Inc., which were under common control with the Company, requiring the Company to restate its financial statements back to the date of common control as if Hua Yang and Kord were part of the Company on May 24, 2004 and June 18, 2004, the respective dates that ownership of Hua Yang and Kord was acquired by the Company’s controlling shareholder.  Due to the complexity of the restatement, the Company has not completed the restated financial statements.  The Company appealed the delisting determination and on October 20, 2006 received notification that the Nasdaq Listing Qualifications Panel has determined to grant the Company’s request for continued listing on the Nasdaq Stock Market subject to the Company’s filing the Form 20-F Annual Report for the fiscal year ended December 31, 2005, and all applicable restatements, on or before November 15, 2006.

On November 6, 2006, the unpaid balance of approximately $4.5 million on the Hua Yang term loan from the ICBC was assumed by Jeff Hsieh.  The new term loan between Hua Yang and Jeff Hsieh will be repaid in monthly installments beginning January 2007 and ending June 2008 and at an interest rate of prime plus 1%.  The Company believes that Hua Yang can support the loan repayment with cash generated from operations and existing and future working capital facilities.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Item 19. Exhibits

Exhibit
Number	Description of Document

*1.1	Memorandum and Articles of Association of Grand Toys International Limited
**1.2	Amended and Restated By-Laws of Grand Toys International Limited, as amended
*******1.3	Amended Memorandum and Articles of Association of Grand Toys International Limited
***2.1	Form of Deposit Agreement among Grand Toys International Limited, The Bank of New York as depositary, and the holders from time to time of Grand Toys International Limited
****2.2	Form of American Depositary Receipt
*****4.1

Subscription and Exchange Agreement, dated November 14, 2003, by and among Grand Toys International, Inc., Grand Toys International Limited and Centralink Investments Limited, as amended by Amendment No. 1, dated March 6, 2004, Amendment No. 2, dated March 31, 2004, Amendment No. 3, dated May 31, 2004 and Amendment No. 4, dated July 26, 2004.

*****4.2	Amended and Restated Agreement and Plan of Merger between Grand Toys International Limited and Grand Toys International, Inc.
*******4.3	Amended and Restated Consulting Agreement between Elliot L. Bier and Grand Toys International Limited, dated September 1, 2004
****4.4	Form of Employment Agreement between Tania M. Clarke and Grand Toys International Limited
*4.5	Form of Employment Agreement between David J. Fremed and Grand Toys International Limited
4.5a	Form of Employment Agreement between Roger Bildsten and Grand Toys International Inc
4.5b	Form of Employment Agreement between Kevin Murphy and Cornerstone Overseas Investments Limited
****4.6	Form of Employment Agreement between Raymond Chan Hong Leung and Grand Toys International Limited
*******4.7	Amended and Restated Employment Agreement between Henry Hu and Cornerstone Overseas Investments, Ltd., dated October 1, 2004
****4.8	Form of ADR Purchase Agreement, by and among Centralink Investments Limited, Stephen Altro, 2870304 Canada Inc., 136011 Canada Inc., David Mars, 136012 Canada Inc. and 2884330 Canada Inc.
**4.9	Form of Factoring Agreement between Montcap Financial Corporation, Grand Toys Ltd. And Grand Concepts Inc.
**4.10	Form of Inventory and Equipment Loan Agreement between Montcap Financial, Grand Toys Ltd., Grand Concepts Inc. and Grand Toys International Inc
**4.11	Limited Treasures Stipulation of Settlement, dated June 28, 2001
**4.12	Limited Treasures Amendment to Stipulation of Settlement
**4.13	Agreement of Lease Between Storage Leaseholds Inc. and Grand Toys Ltd., dated October 2, 1998
4.13a	Agreement of Lease Between Bee Dic Realty Co and IPI Acquisition Corp, dated December 1, 1995
4.13b	Assignment and assumption of lease between International Playthings Inc and International Playthings Acquisition Corp, dated January 18, 2005
4.13c	Consent to assignment and assumption of lease between International Playthings Inc and International Playthings Acquisition Corp, dated January 27, 2005
4.13d	Landlord Estoppel Certificate, dated February 28, 2005
**4.14	Form of Warrant for December 2001 Private Placement
**4.15	Grand Toys International, Inc. Amended and Restated 1993 Stock Option Plan
**4.16	Form of Warrant for Grand US March 2001 Private Placement.
**4.17	Form of letter extending expiration date for March 2001 Private Placement Warrant
*******4.19	Subscription Agreement relating to an Exchangeable Note between Grand Toys international Limited and Centralink Investments Limited, dated February 28, 2005
*******4.20	Securities Put Agreement by and among Tejomi Corporation, Mitejo LLC, Grand Toys International Limited and Jeff Hsieh Cheng, dated March 1, 2005
*******4.21

Asset Purchase Agreement among IPI Acquisition Corp,  Grand Toys International Limited,  International Playthings,Inc and Cambitoys, LLC and Ted Kiesewetter, Michael Varda and John Jordan, dated February 28, 2005

*******4.22	Employment Agreement between Ted Kiesewetter and International Playthings, Inc., dated March 1, 2005
*******4.23	Loan Agreement between Citibank and International Playthings Inc., dated February 2, 2005
4.23a	Credit Agreement between International Playthings Inc and Citibank, dated October, 2005
*******4.24	Employment Agreement between Willie Wong and Grand Toys International Limited, dated August 25, 2004
*******4.26	Grand Toys International Limited 2004 Stock Option Plan
4.27	Agreement of lease between Hollywood Palace Company Ltd. and Asian World
Enterprises Co.Ltd, dated October 1, 2005
4.28	Letter of credit facility between Hua Yang Printing Holdings Company Limited and East Asia Heller Limited, dated March 3, 2004
4.29	Amendment to lease agreement between Bee Dic Realty Co. and International
Playthings Inc., dated August 2004
4.30	Deed of Guaranty to Hang Seng Bank Limited
4.31	Amendment to banking facilities between Hua Yang Printing Holdings Company
Limited and East Asia GE Commercial Finance Limted, dated March 10, 2005
4.32	Letter of factoring facility agreement between Kord Party Favour Manufactory
Limited and Hang Seng Bank Limited, dated March 27, 2006
4.33	Letter of factoring facility agreement between Hua Yang Printing Holdings Company Limited and Hang Seng Bank Limited, dated March 27, 2006
4.34	Letter of revised credit banking facilities between Kord Gifts Manufactory Limited and ICBC(Asia) Limited, dated January 4, 2005
4.35	Letter of revised credit banking facilities between Hua Yang Printing Holdings Company Limited and ICBC(Asia) Limited, dated February 24, 2005
4.36	Letter of revised credit banking facilities between Kord Gifts Manufactory Limited and ICBC(Asia) Limited, dated April 30, 2005
4.37	Letter of revised credit banking facilities between Hua Yang Printing Holdings Company Limited and ICBC(Asia) Limited, dated January 31, 2005
4.38	Letter of revised credit banking facilities between Hong Kong Toy Centre Limited and ICBC(Asia) Limited, dated January 31, 2005
4.39	Letter of banking facilities for Hong Kong Toy Centre Limited, Hua Yang Printing
Holdings Company Limited Kord Gifts Manufactory Limited, Kord Party Favour
Manufactory Limited and Shenzhen Hua Yang Printing Company Limited, dated
March 27, 2006
4.40	Amendment to banking facilities between Hua Yang Printing Holdings Company
Limited and East Asia GE Commercial Finance Limted, dated May 8, 2006
4.41	Letter of banking facilities variations between Hua Yang Printing Holdings Company
Limited and DBS Bank(Hong Kong) Limted dated March 01,2004
8	List of Subsidiaries of Grand Toys International Limited
*******11	Grand Toys International Limited Code of Ethics for Senior Financial officers
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350
15	Valuation and Qualifying Accounts and Allowances

Legend:
*	Incorporated by reference to Grand Toys International Limited’s Registration Statement on Form F-4 filed on April 6, 2004
**	Incorporated by reference to Amendment No. 1 to Grand Toys International Limited’s Registration Statement on Form F-4 filed on June 2, 2004
***	Incorporated by reference to Grand Toys International Limited’s Registration Statement on Form F-6 filed on April 15, 2004
****	Incorporated by reference to Amendment No. 3 to Grand Toys International Limited’s Registration Statement on Form F-4 filed on July 27, 2004
*****	Incorporated by reference to the 424(b)(3) prospectus of Grand Toys International Limited filed on August 6, 2004
*******	Incorporated by reference to Grand Toys International Limited’s Registration Statement on Form 20-F filed on June 30, 2005

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Exhibit 8

The following is a list of the Company’s subsidiaries and variable interest entities:

Place of
incorporation
Name of subsidiary	and Operations

Playwell International Limited:
Great Wall Alliance limited	British Virgin islands
Asian World Enterprises Company Limited	Belize
Hong Kong Toy Centre Limited	Hong Kong
Gatelink Mould Engineering Limited	Hong Kong

Grand Toys International Inc:	United States
Grand Toys (US) Ltd	United States
Grand Toys Ltd	Canada
Ark Creations, Inc	United States
Grand Toys (HK) Limited	Hong Kong
International Playthings inc.	United States

Hua Yang Holdings Co., Limited:	Cayman Islands
Hua Yang Printing Holdings Company Limited	Hong Kong
Dong Guan Hua Yang Printing Products Company Ltd	People’s Republic of China
Shenzhen Hua Yang Printing Products Company Ltd	People’s Republic of China
Hua Yang (UK) Limited	United Kingdom
Hua Yang USA, Inc	United States

Kord Holdings, Inc.:	British Virgin islands
Subsidiaries:
Kord Printing Company Limited	Hong Kong
Kord Gifts Manufactory Limited	Hong Kong
Kord Plastic Manufactory Company Limited	Hong Kong
Kord Party Favour Manufactory Limited	Hong Kong
Variable Interest entities:
Kord (Qing Xin) Packing products Limited	People’s Republic of China
Dongguan Kord Packing products Limited	People’s Republic of China
QingXin Kord Gifts Manufactory Company Limited	People’s Republic of China
Sun Tat Toys Manufactory	Hong Kong
Sun Tat Toys Factory	People’s Republic of China
Sun Tat Plastic Manufactory	Hong Kong
Sun Tat Plastic Factory	People’s Republic of China

.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

EXHIBIT 12.1

CERTIFICATION PURSUANT TO

Section 302 of the Sarbanes-Oxley Act of 2002

I,  Jeff Hsieh Cheng, Chief Executive Officer, of Grand Toys International Limited (“the Company”), certify that:

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

Date: November 15, 2006

/s/ Jeff Hsieh Cheng

Name: Jeff Hsieh Cheng

Title:  Chief Executive Officer

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

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

Date: November 15, 2006

/s/ David J. Fremed

Name: David J. Fremed

Title:  Chief Financial Officer

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

EXHIBIT 13

CERTIFICATION PURSUANT TO

18 U.S.C. § 1350

Pursuant to 18 U.S.C. § 1350, we, Jeff Hsieh Cheng, Chief Executive Officer, and David J. Fremed, Chief Financial Officer, of Grand Toys International Limited (the “Company”), hereby certify that the Company’s Annual Report on Form 20-F for the year ended December 31, 2004 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:  November 15, 2006

/s/ Jeff Hsieh Cheng

Name: Jeff Hsieh Cheng

Title: Chief Executive Officer

/s/ David J. Fremed

Name: David J. Fremed

Title: Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. § 1350 and is not being filed as part of the Report or as a separate disclosure document.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Schedule 15

VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCES

	Balance at	Additions
	beginning	charged to	Net	Balance at
	of year	operations	Deductions (a)	end of year

Allowance for Doubtful Accounts:

Year Ended December 31, 2005	$4,394,673	$322,877	$(73,952)	$4,643,598
Year Ended December 31, 2004	658,163	3,887,712	(151,202)	4,394,673
Year Ended December 31, 2003	655,294	-	2,869	658,163

(a) Includes write-offs, recoveries of previous write-offs and currency translation adjustments

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Exhibit 4.5a

EMPLOYMENT AGREEMENT

This AGREEMENT is made and entered into as of the 18th day of July, 2005, by and between GRAND TOYS INTERNATIONAL, INC., a Nevada corporation with offices at 1710 Route Transcanadienne, Dorval, Quebec, Canada (“Grand”), and ROGER BILDSTEN, a citizen of the United States of America residing at 5100 Juanita Avenue, Edina, MN 55424 (“Bildsten”).

WHEREAS, Grand, through its wholly-owned subsidiaries, and its parent company, Grand Toys International Limited (“Grand HK”) and its subsidiaries, is engaged in the business of designing, developing, producing, marketing, distributing, importing and selling toys and toy-related products (the “Business”).

WHEREAS, Grand is desirous of employing Bildsten as its President, and Bildsten is willing to serve Grand in such capacity, all upon the terms and subject to the conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound, agree as follows:

1.

Employment

Grand agrees to employ Bildsten, and Bildsten agrees to be employed by Grand, upon the terms and subject to the conditions of this Agreement.

2.

Term

The term of this Agreement (the “Term”) shall be for a period of three (3) years (the “Initial Term”) commencing on the date hereof and ending on July 17, 2008 unless sooner terminated; provided however, that the Term of this Agreement shall automatically be extended for additional one year periods after the expiration of the Initial Term unless either Bildsten or Grand notifies the other within 90 days prior to the end of the Term that he or it elects not to further extend the Term.

3.

Duties; Efforts; Indemnification

During the term of this Agreement, Bildsten shall serve as President of Grand, reporting directly to the Chief Executive Officer or such other person or persons as the Board of Directors of Grand (the “Board”) shall designate.  Bildsten shall be responsible for the North American mass market operations of Grand and, subject to any contractual limitations to which Bildsten may be subject, coordinating with Grand’s North American specialty market operations.  He shall also perform such duties as are commensurate with the position of President and such other executive duties as may be assigned to him from time to time by the Board or the Chief Executive Officer so long as such duties are not inconsistent with his position as President of a company of comparable size.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

(a)

Bildsten shall devote all of his business time, attention and energies, on a full time and exclusive basis, to the business and affairs of Grand, shall use his best efforts to advance the best interests of Grand, and shall not during the Term be engaged in any other business activities, whether or not such business activities are pursued for gain, profit or other pecuniary advantage, without Board consent; provided, however, that, it shall not be a violation of this Agreement for Bildsten to (i) serve on corporate, civic or charitable boards or committees, or (ii) manage passive personal investments, in either case so long as any such activities do not interfere with the performance of his responsibilities as an employee of Grand in accordance with this Agreement.

(b)

Subject to and in accordance with the provisions of the amended Articles of Incorporation of Grand, Grand shall indemnify Bildsten to the fullest extent permitted by applicable law for all amounts (including, without limitation, judgments, fines, settlement payments, expenses and attorney’s fees) incurred or paid by Bildsten in connection with any third party action, suit, investigation or proceeding arising out of or relating to the performance by Bildsten of services for, or the acting by Bildsten as a director, officer or employee of, Grand or of any other person or entity at Grand’s request, and Grand shall advance to Bildsten or pay on his behalf such amounts as the directors of Grand determine to be due by reason of such indemnification.

4.

Compensation and Benefits

(a)

Base Salary.  Grand shall pay to Bildsten a base salary (the “Base Salary”) at a rate of US$225,000 per annum, payable in accordance with Grand’s payroll practices for its executive employees.  The Board will review the Base Salary for possible increase not less than annually during the Term with a view to ensuring that it remains commensurate with the time and effort required for the discharge of his responsibilities pursuant to this Agreement

(b)

Bonus.  For the year ending December 31, 2005, Bildsten will receive a bonus of $100,000 payable on March 31, 2006 provided Bildsten’s employment is not terminated by Grand for Cause (as defined below) or by Bildsten voluntarily before March 31, 2006. For each year during the Term beginning on January 1, 2006, Bildsten will be eligible to receive a bonus under any incentive bonus plan adopted by the board of directors of Grand HK for the benefit of senior executives of Grand HK and its subsidiaries.

(c)

Options. Grand HK shall grant to Bildsten options to purchase American Depositary Shares (“ADSs”) representing beneficial ownership of 200,000 ordinary shares in the capital of Grand HK at a price per ADS which shall be equivalent to the closing market price thereof on the last day prior to the date of the grant on which securities markets in the United States are open and are otherwise subject to Grand HK’s 2004 Stock Option Plan.  The options shall vest as to 66,667 ADS on each of the first and second anniversaries of such date and the balance of the ADSs on the third anniversary of such date and shall expire on the tenth anniversary of such date; provided, however, that any unvested options shall terminate in the event that your employment is terminated prior to the applicable vesting date.  In addition, Bildsten may, at the discretion of the

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Board, be granted additional stock options, share appreciation rights or bonuses under plans adopted by the Board for the benefit of employees of Grand HK and its subsidiaries.

(d)

Out-of-Pocket Expenses.  Grand shall promptly pay to Bildsten the reasonable expenses incurred by him in the performance of his duties hereunder in accordance with Grand’s policies in effect from time to time, including, without limitation, those incurred in connection with business related travel or entertainment, or, if such expenses are paid directly by Bildsten, shall promptly reimburse him for such payment, provided that Bildsten provides proper documentation thereof in accordance with Grand’s policy.

(e)

Participation in Benefit Plans.  Bildsten shall be entitled to participate in or receive benefits under any pension plan, health and accident plan or any other employee benefit plan or arrangement made available now or in the future by Grand to its North American executives and key management personnel.

5.

Termination

Bildsten’s employment hereunder shall be terminated upon Bildsten’s death or Bildsten’s voluntarily leaving the employ of Grand (other than as a result of Grand’s material breach of this Agreement), and may be terminated as follows:

(a)

For Cause.  Grand shall have the right to terminate Bildsten’s employment for “Cause.”  A termination for “Cause” is a termination evidenced by a resolution adopted by the Board finding that Bildsten has:

(i)

breached or failed to comply with any of the material terms of this Agreement, including, without limitation, Sections 3, 7, 8 or 10 of this Agreement;

(ii)

failed to perform his duties under this Agreement, including refusing to carry out the reasonable written instructions of the Board or deliberately and intentionally disregarding the lawful instructions from the Board, in either case which instructions are consistent with the responsibilities and duties of Bildsten contemplated by this Agreement;

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

(v)

engaged in behavior that would constitute grounds for liability for sexual harassment (as proscribed by the U.S. Equal Employment Opportunity Commission Guidelines, the New York Division of Human Rights and or any other

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

applicable state regulatory body) or, in the reasonable opinion of the Board other egregious conduct violative of laws governing the workplace; or

(vi)

committed any act of fraud, larceny, misappropriation of funds or embezzlement or been convicted of a felony or a crime of moral depravity;

provided, however, that (A) in the case of clauses (i), (ii) and (iii) above, Bildsten shall receive thirty (30) days’ advance written notice that the Board intends to meet to consider Bildsten’s termination and specifying the actions constituting Cause, Bildsten shall have the opportunity to cure the conduct constituting Cause during such thirty (30) day period and (B) any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for Grand shall be conclusively presumed to be done, or omitted to be done, by Bildsten in good faith and in the best interests of Grand.

(b)

For Disability.  Grand shall have the right to terminate Bildsten’s employment as a result of Bildsten’s “Disability.”  For purposes of this Agreement, a termination for “Disability” shall occur:

(i)

immediately after the Board has provided a written termination notice to Bildsten supported by a written statement from a reputable independent physician selected by Grand to the effect that Bildsten shall have become so incapacitated as to be unable to resume, within 90 days, his employment hereunder by reason of physical or mental illness or injury; or

(ii)

upon rendering of a written termination notice by Grand after Bildsten has been unable to substantially perform his duties hereunder for 90 consecutive days (exclusive of any vacation permitted under Section 4(e) hereof) or for 180 days in any 360 day period by reason of any physical or mental illness or injury.

Bildsten agrees to make himself available and to cooperate in any reasonable examination by a reputable independent physician selected by Grand for the purpose of a termination pursuant to Section 5(b)(i).

6.

Effect of Termination

(a)

Death or Disability.  In the event of the termination of Bildsten’s employment as a result of his death or Disability, Grand shall:

(i)

pay to Bildsten or his estate, as the case may be, the Base Salary plus accrued and unpaid bonus in accordance with Section 4(b) through the date of his death or Disability (pro rated for any partial month); and

(ii)

reimburse Bildsten, or his estate, as the case may be, for any expenses pursuant to Section 4(d) (the amounts payable pursuant to the foregoing clauses (i) and (ii) are hereafter referred to as the “Accrued Obligations”).

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

(b)

For Cause by Grand, by Bildsten Voluntarily or upon expiration of the Term.  In the event that Bildsten’s employment is terminated by Grand for Cause or by Bildsten voluntarily (other than as a result of Grand’s material breach of this Agreement) or upon expiration of the Term, Grand shall pay to Bildsten the Accrued Obligations and Bildsten shall have no further entitlement to any other compensation or benefits from Grand, except as set forth herein.

(c)

Other than as a result of Bildsten’s death or Disability, or by Grand otherwise than for Cause.  In the event that Bildsten’s employment is terminated other than by reason of his death or Disability or is terminated by Grand otherwise than for Cause, then, subject to receipt of a release of Grand and its directors, officers and employees and their respective successors and assigns of claims of Bildsten against them arising out of or by reason of his termination of employment hereunder:

(i)

Grand shall pay to Bildsten the Accrued Obligations; and

(ii)

Grand shall continue to pay Bildsten the Base Salary plus benefits in accordance with Section 4(e), together with bonus accruing in accordance with Section 4(b) from and after the most recent anniversary of the date hereof, until the earlier of (A) the last day of the Term (as if such termination had not occurred) or (B) the date that shall be six (6) months after the date of such termination.

(d)

This Section 6 sets forth the only obligations of Grand with respect to the termination of Bildsten’s employment with Grand, and Bildsten acknowledges that upon the termination of his employment, he shall not be entitled to any payments or benefits which are not explicitly provided herein hereof.  Any and all Accrued Obligations shall be paid within fifteen (15) days of the termination of Bildsten’s employment.

7.

Non-Solicitation; Restriction of Competition; Interference

(a)

As a significant inducement to Grand to enter into and perform its obligations under this Agreement, during the Term and until the first anniversary of the termination or expiration of the Term or any extension hereof, for any reason, Bildsten will not, either directly or indirectly:

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

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

(iii)

directly or indirectly engage any place in the world in any business which develops, manufactures, promotes or distributes products that are competitive with those that are marketed by Grand, or those products which are then under active development by Grand at the expiration of the Term (a “Competing Business”), whether such engagement shall be as a director, officer, employee, stockholder, shareholder, partner, member or other owner, affiliate or other participant in any Competing Business, provided that employment after the Term or any extension thereof by an entity that carries both a Competing Business and one or more other businesses shall not constitute a breach of this clause (iii) if such employment can be shown not to involve participation in such Competing Business;

(iv)

assist others in organizing or engaging in any Competing Business in any capacity or manner described in clause (iii) above;

(v)

induce any client, customer, vendor, agent or other person or entity with whom or which Grand has a business relationship, contractual or otherwise, to terminate or alter such business relationship;

(vi)

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

(c)

In addition, both during and after the Term, Bildsten shall not disparage Grand, any affiliate of Grand, any director, officer, employee or shareholder of Grand, or any affiliate of any such director, officer, employee or shareholder of Grand by making (or causing others to make) any oral or written statements or representations that could reasonably be construed to be a false and misleading statement of fact or a libelous, slanderous or disparaging statement of or concerning any of the aforementioned persons.

8.

Protection of Confidential Information

As a significant inducement to Grand to enter into and perform its obligations under this Agreement, Bildsten acknowledges that he has been and will be provided with information about, and his employment by Grand will, throughout the Term, bring him into close contact with, many confidential affairs of Grand, including, without limitation, books, records, business plans, proprietary information about the Business, costs, profits, markets, sales, customers, advertisers, vendors, suppliers, products, key personnel, pricing policies, operational methods, technical processes and other business affairs and methods, plans for future developments and other information not readily available to the public (the “Confidential Information”), all of which are highly confidential and proprietary and all of which were developed by Grand at great effort and expense.  Bildsten further acknowledges that the services to be performed by

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

him under this Agreement are of a special unique, unusual, extraordinary and intellectual character and that the nature of the relationship of Bildsten with Grand is such that Bildsten is capable of competing with Grand.  In recognition of the foregoing, Bildsten covenants and agrees during the Term and thereafter he will:

(a)

keep secret all Confidential Information and not disclose such Confidential Information to anyone outside of Grand, either during or after the Term, except with Grand's prior written consent;

(b)

not make use of any Confidential Information for his own purposes or the benefit of anyone other than Grand, provided that the confidential matters referred to in clauses (a) and (b) of this Section 8 shall not apply to information which is generally known to the public other than as a result of Bildsten’s breach of this Section 8; and

(c)

deliver promptly to Grand on termination of this Agreement, or at any time Grand may so request, all confidential memoranda, notes, records, reports and other confidential documents (and all copies thereof) relating to the Business which he may then possess or have under his control, except that he may retain personal notes, notebooks, journals and diaries provided that such materials do not contain Confidential Information.

9.

Covenant Regarding Inventions and Copyrights.

(a)

Bildsten hereby acknowledges that all Innovations (as defined below) created by Bildsten (either working alone or as part of a group) that are used, useful or useable in connection with the present or future Business of Grand or any of its affiliates which (i) were or will be made using equipment, supplies, facilities or trade secret information of Grand, or (ii) were or will be developed at least in part on Grand’s time, or (iii) relate at the time of conception or reduction to practice thereof either to the Business or to Grand’s or its affiliates’ actual or demonstrably anticipated research or development, or (iv) result from any work that Bildsten performs or performed for Grand, were created at the request of Grand pursuant to this Agreement or other arrangement (written or unwritten) between Grand and Bildsten.  The term “Innovations” shall include all of the results and proceeds of Bildsten’s services under this Agreement, including without limitation, all right, title and interest in any inventions, know-how, discoveries, improvements, original works of authorship, designs, software, source code, object code, programs, formulas, processes, developments, trade secrets, trademarks, copyrights, service marks, logos and related proprietary information and materials, whether patentable, copyrightable, subject to trademark registration, or not, and all drafts, prototypes, proposals, sketches, revisions and demonstration and “beta” versions thereof, written, created, developed or produced or to be written, created, developed or produced, by Bildsten (either working alone or as part of a group) in connection therewith.

(b)

Bildsten hereby acknowledges that the Innovations were specifically ordered or commissioned by Grand for the Business.  Bildsten hereby irrevocably assigns to Grand all right, title and interest in and to all Innovations and all right, title and interest in and to all patents, domain names, trade secrets, trademarks and other intellectual

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

property derived therefrom, such assignment to be effective when first capable of being so assigned, transferred or vested.  All Innovations shall be delivered to Grand as required herein or on termination or completion of the Agreement, whichever is earlier, unless Grand requests otherwise.  To the extent that any Innovation is or shall be a copyrightable work, Bildsten agrees that such Innovation constitutes and shall constitute a work-made-for-hire as defined in the United States Copyright Act of 1976; that Grand is and shall be the author of said work-made-for hire and the owner of all rights in and to such Innovation throughout the universe, in perpetuity and in all languages, for all now known or hereafter existing uses, media and forms, including, without limitation, the copyrights therein and thereto throughout the universe for the initial term and any and all extensions and renewals thereof; and that Grand shall have the right to make such changes therein and such uses thereof as it may deem necessary or desirable.  To the extent that such copyrightable Innovation is not recognized as a work-made-for-hire, Bildsten hereby irrevocably assigns, transfers and conveys to Grand, without reservation, all of his right, title and interest throughout the universe in perpetuity in such Innovation, including, without limitation, all rights of copyright and copyright renewal in such Innovation or any part thereof, and all rights to exclusively or non-exclusively license or sublicense the foregoing.

(c)

Bildsten hereby waives all rights of “droit moral” or “moral rights of authors” or any similar rights or principles of law which Bildsten may now or later have in the Innovations.  Bildsten warrants and represents that each Innovation is and shall be new and original with Bildsten and not an imitation or copy of any other material, and that each of the Innovations does not and shall not violate or infringe upon any common law or statutory right of any party including, without limitation, contractual rights, copyrights, trademarks, patents, service marks and rights of privacy, publicity, or any other right of any person or entity and is not the subject of any litigation or claim that might give rise to litigation.

(d)

By execution hereof, Bildsten hereby irrevocably constitutes and appoints Grand with full power of substitution, to be Bildsten’s true and lawful attorney to execute, acknowledge, swear and file all instruments and documents, and to take any action which shall be deemed necessary, appropriate or desirable to effectuate the terms of this Section 9.  The powers of attorney granted herein shall be deemed to be coupled with an interest and shall be irrevocable and survive the occurrence of Bildsten’s death, disability or bankruptcy.

10.

Specific Remedies; Severability

(a)

For the purposes of Sections 7, 8 and 9 of this Agreement, references to Grand shall include Grand HK and all current and future majority-owned subsidiaries of Grand HK and all current and future joint ventures in which Grand HK and its current or future majority-owned subsidiaries may from time to time be involved.  It is understood by Bildsten and Grand that the covenants contained in this Section 9 and in Sections 7, 8 and 9 hereof are essential elements of this Agreement and that, but for the agreement of Bildsten to comply with such covenants, Grand would not have agreed to enter into this Agreement.  Grand and Bildsten have independently consulted with their

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

respective counsel and have been advised concerning the reasonableness and propriety of such covenants with specific regard to the nature of the business conducted by Grand and all interests of Grand and its stockholders.  Bildsten agrees that the covenants of Sections 7, 8 and 9 are reasonable and valid.  If Bildsten commits a breach of any of the provisions of Sections 7, 8 and 9 hereof, such breach shall be deemed to be grounds for termination for Cause.  In addition, notwithstanding the provisions of Sections 7, 8 and 9, Bildsten acknowledges that Grand may have no adequate remedy at law if he violates any of the terms hereof.  Bildsten therefore understands and agrees that Grand shall have without prejudice as to any other remedies:

(i)

the right upon application to any court of proper jurisdiction to a temporary restraining order, preliminary injunction, injunction, specific performance or other equitable relief; and

(ii)

the right apply to any court of proper jurisdiction, to require Bildsten to account for and pay over all compensation, profits, monies, accruals, increments and other benefits (collectively the “Benefits”) derived or received by Bildsten as a result of any transaction constituting a breach of any of the provisions of Sections 7, 8 and 9, and, if a court so orders, Bildsten hereby agrees to account for and pay over such Benefits to Grand.

(b)

Each of the rights enumerated in Sections 7, 8 and 9 hereof and the remedies enumerated in this Section 10 shall be independent of the others and shall be in addition to and not in lieu of any other rights and remedies available to Grand at law or in equity.  If any provision of this Agreement, or any part of any of them, is hereafter construed or adjudicated to be invalid or unenforceable, the same shall not affect the remainder of the covenants or rights or remedies which shall be given full effect without regard to the invalid portions.  If any of the covenants set forth herein is held to be invalid or unenforceable because of the duration of such provision or the area covered thereby, the parties agree that the court making such determination shall reduce the duration and/or area of such provision and in its reduced form said provision shall then be enforceable.  No such holding of invalidity or unenforceability in one jurisdiction shall bar or in any way affect Grand’s right to the relief provided in Section 10(a) or otherwise in the court of any other state or jurisdiction within the geographical scope of such covenants as to breaches of such covenants in such other respective states or jurisdictions, such covenants being, for this purpose, severable into diverse and independent covenants.

11.

Other Agreements

Bildsten hereby represents that, except for the terms of that certain offer letter, dated _______________, 1998 by and between Bildsten and Manhattan Toys, he is not bound by the terms of any agreement with any previous employer, or with any other party, that would impair his right or ability to enter the employ of Grand or perform fully his obligations pursuant to this Agreement.  Bildsten further represents and warrants that his performance of all the terms of this Agreement and as an executive of Grand does not and will not breach any agreement to keep in confidence proprietary information,

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

knowledge or data acquired by him in confidence or in trust prior to his employment with Grand.

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

Grand Toys International, Inc.

1710 Route Transcanadienne

Dorval, QC  H9P 1H7

Canada

Attention:  Mr. Elliot L. Bier

Facsimile No.: (514) 685-2825

with a copy to:

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, NY  10022

Attention:  Paul J. Pollock, Esq.

Fax:  (212) 894-5511

If to Bildsten:

Mr. Roger Bildsten

5100 Juanita Avenue

Edina, MN 55424

Facsimile No.:

or at such other address or telecopy number (or other similar number) as either party may from time to time specify to the other.

13.

Entire Agreement

This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement.

14.

Amendment

This Agreement may be amended or modified only by a written instrument executed by Grand and Bildsten.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

15.

Governing Law

This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the State of New York, USA, which shall be the proper law hereof notwithstanding any rule or principle of conflict of laws therein contained under which any other body of law would be made applicable.  If and to the extent that Bildsten should, pursuant to the mandatory laws of any other jurisdiction, acquire by reason of the employment relationship created hereunder any rights other than those contemplated by this Agreement, he expressly waives any and all such rights.

16.

Successors and Assigns

This Agreement is personal to Bildsten and without the prior written consent of Grand shall not be assignable by Bildsten otherwise than by will or the laws of descent and distribution with respect to Bildsten’s rights, if any, to be paid or receive benefits hereunder.  This Agreement shall inure to the benefit of and be enforceable by Bildsten’s legal representatives.

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

20.

Modifications and Waivers

No term, provision or condition of this Agreement may be modified or discharged unless such modification or discharge is authorized by the Board of Directors of Grand and is agreed to in writing and signed by Bildsten.  No waiver by either party hereto of any breach by the other party hereto of any term, provision or condition of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

21. Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter herein and supersedes all prior agreements, negotiations and discussions between the parties hereto.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties or their duly authorized officers as of the date first written above.

GRAND TOYS INTERNATIONAL, INC.
By:

Roger Bildsten

October 14, 2005

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Exhibit 4.5b

EMPLOYMENT AGREEMENT

BETWEEN

CORNERSTONE OVERSEAS INVESTMENTS, LIMITED

AND

KEVIN MURPHY

ON ___ OCTOBER 2004

Dorsey & Whitney
Suite 3008, One Pacific Place
Admiralty, 88 Queensway
Hong Kong

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

THIS AGREEMENT is made on the _____  day of October, 2004.

BETWEEN:

(1)

Cornerstone Overseas Investments Limited, a limited company incorporated under the laws of the British Virgin Islands with its principal place of business at Room UG 202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, TST East, Kowloon, Hong Kong, (the “Company”); and

(2)

Kevin Murphy of Apt. 1501 Haihui Building, Sea View Gardens, Xinghua Road, Shekou, Shenzhen, People’s Republic of China (the “Employee”).

BY WHICH IT IS AGREED as follows:

1.Purpose and interpretation

21.

This Agreement sets out the terms and conditions upon and subject to which the Company agrees to employ the Employee and the Employee agrees to serve the Company.

(b)

In this Agreement, unless the context otherwise requires:

(i)

the following words and expressions bear the following meanings:

“Associates”	the spouse and children of the Employee;
“Board”	the board of directors of the Company or the directors present at any meeting of the board of directors of the Company duly convened and held and includes a duly authorised committee thereof;
“Business”	the business carried on from time to time by any of the companies within the HKPP Group concerned with the printing of English language children’s novelty books;
“China”	means the People’s Republic of China;
“Companies Ordinance”	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);
“Employment Ordinance”	the Employment Ordinance (Chapter 57 of the Laws of Hong Kong);
“General Holidays”	has the same meaning as that term is defined in the General Holidays Ordinance Cap.149;
“Grand HK”	means Grand Toys International Limited, a limited company incorporated under the laws of Hong Kong;
“Group”	the Company and any Related Company from time to time;
“HKPP Group”	Hua Yang Holdings Co., Limited and any Related Company from time to time;
Hong Kong	means the Hong Kong Special Administrative Region of the People’s Republic of China;
“HYPH”	Hua Yang Printing Holdings Co., Ltd;
“Related Company”	has the same meaning as that term is defined in section 49BA(9) of the Companies Ordinance; and
“Trade Secrets”	the trade secrets of the Company, its Related Companies, HYPH and the companies in the HKPP Group.

(ii)

Words and phrases defined in Section 2 of the Companies Ordinance shall where the context so admits be construed as having the same meaning in this Agreement.

(iii)

References to Clauses are references to the clauses of this Agreement.

(iv)

Words importing one gender include all genders.

(v)

Words importing persons include individuals, firms, companies, corporations and un-incorporated bodies of persons and vice versa.

(vi)

Words importing the singular include the plural and vice versa.

(vii)

The headings in this Agreement are for convenience only and do not affect the interpretation hereof.

(viii)

Reference in this Agreement to any Ordinance, regulation or other statutory provision includes reference to such Ordinance, regulation or provision as may be modified, consolidated or re-enacted from time to time.

(ix)

The Schedule and Annexure form part of this Agreement.

2.Position

The Company shall employ the Employee and the Employee shall serve the Company as President and Chief Executive Officer of HYPH.  The Employee will report to the Chief Executive Officer of the Company.  In the event that Hua Yang Holdings Co., Limited becomes a Related Company of Grand HK, then the Employee will report to the chief executive officer and board of directors of Grand HK.

3.Employee’s basic obligation

The Employee shall use his best endeavours to carry out his duties hereunder and to protect and promote the interests of HYPH and the HKPP Group.

4.Duration

Subject to Clause 8, the Employee’s employment shall be for an initial term of 5 years commencing with effect from 26 May 2004.  However, for the purpose of any benefits or rights based on the Employee’s length of employment or service, the Employee’s commencement of employment is 9 November 1998.

5.Employee’s duties

(A)Without prejudice to the generality of Clause 3, the Employee shall during his employment:

(1)devote substantially the whole of his time, attention and skill both during normal business hours from Monday to Friday and at such other times as are reasonably necessary for the proper and efficient conduct of HYPH’s and the HKPP Group’s business (subject to appropriate holidays and vacations as herein provided); provided, however, that the Employee will not be eligible for overtime payments;

(2)faithfully and diligently perform such duties and exercise such powers as are consistent with his position;

(3)observe and comply with all reasonable and lawful resolutions, regulations and directions from time to time made or given by the Board according to the best of his skills and ability;

(4)without further remuneration unless otherwise agreed, accept such offices in HYPH and the HKPP Group as the Board may from time to time reasonably require provided the same are consistent with his position; and

(5)at all times keep the Board promptly and fully informed (in writing if so requested) in connection with the performance of his duties hereunder.

(B)The Employee may be required to work at the principal place of business of the Company in Hong Kong or such other location in Hong Kong or Guangdong Province, China as the Board may from time to time direct.  The Employee shall also be required to travel as directed by the Board from time to time.

6.Remuneration and benefits

(A)Subject to Clause 8(B), the Company shall pay the Employee:

(1)a base salary of USD250,000 per year (to be paid in HKD if and for so long as this is requested by the Employee) in equal monthly instalments; and

(2)a bonus equal to two per cent (2%) of the annual audited EBIT of the HKPP Group (year 1 is pro rated beginning 26 May 2004).  In the event that the Company, HYPH or the HYPP Group becomes a Related Company of Grand HK, Employee’s bonus will be determined by the compensation committee of Grand HK at a rate commensurate with bonuses of employees of a similar level and seniority in Grand HK to the Employee.

(B)The Company shall make available a car and driver for business use by the Employee in China.

©The Company shall provide to the Employee at its cost a mobile telephone and pay all call and other charges reasonably related to the business of the Company, HYPH or HKPP Group.

(D)The Company shall provide the Employee and his Associates with medical insurance of not lower than the standard provided to the Employee and his Associates immediately prior to the date of commencement of the Employee’s employment hereunder.

(E)In addition to the minimum contributions required by the Mandatory Provident Fund Schemes Ordinance Cap. 485, if the Employee elects to make voluntary contributions, the Company shall make a matching contribution in accordance with benefits approved by the Company’s compensation committee.

(F)In addition to the base salary and bonus as provided in this Clause 6, the Company shall pay the following incentive compensation to the Employee:

(1)in the event that the entire issued capital of Hua Yang Holdings Co., Limited, as the case may be, is transferred by the Company to Grand HK, the Company shall use its best endeavours to procure that Grand HK grant to the Employee within fifteen (15) days of such transfer (the “Transfer”) options (the “Options”) to purchase American Depositary Shares (“ADSs”) of Grand HK at a price per ADS equivalent to the closing market price thereof on the last day prior to the date of the Options grant on which securities markets in the United States are open, which shall vest in the Employee in accordance with the Schedule; and

(2)in the event that the Transfer does not occur on or before 26 May 2005 or if the Transfer has occurred but the Options are not granted by Grand HK to the Employee within the period set forth in Clause 6(F)(1) above, the Company shall pay to the Employee, in lieu of the Options, compensation of an amount to be determined by mutual agreement between the Company and the Employee.

(G)If the Employee is not granted the Options or paid compensation in lieu of the Options as provided in Clause 6(F), the Employee may terminate his employment hereunder by giving one (1) month's written notice to the Company.  In the event that the Employee terminates his employment pursuant to this Clause 6(G), the Company shall pay the Employee liquidated damages equal to six (6) months’ base salary in addition to any legal entitlements he may have under this Agreement.

(H)The Company shall provide the Employee with tax equalisation benefits of not less than the benefits provided to the Employee immediately prior to the date of commencement of employment hereunder.

(I)Except as specifically provided herein, the Employee shall not be entitled to receive any remuneration (be it director’s fees or otherwise), compensation or fees whatsoever from the Company, HYPH or any member of the HKPP Group in the discharge of his duties hereunder.

7.Expenses

The Employee shall be reimbursed all reasonable out-of-pocket expenses (including expenses for entertainment and travelling) reasonably incurred by him in the performance of his duties hereunder relating to the Company's, HYPH’s and HKPP Group’s business in accordance with the Company’s policies (including the Company’s policy for business class travel) in effect from time to time, which expenses shall be evidenced in such manner as the Board may reasonably require.  The Employee is permitted to fly business (or equivalent) class for any work-related air travel that requires in excess of six (6) hours flying time; and in all other cases, the Employee is required to fly economy class.

8.Termination of the employment

(A)Without prejudice to the accrued rights (if any) or remedies of either party:

(1)the Employee may terminate his employment at any time by giving one (1) month’s written notice;

(2)the Company may terminate the Employee’s employment at any time by giving seven (7) months’ written notice without prejudice to any other legal entitlements he may have;

(3)the Company shall be entitled to terminate the Employee’s employment without notice or any compensation to the Employee by summary notice in writing if the Employee shall at any time:

commit any serious or persistent breach of any of the provisions herein contained (and to the extent that such breach is capable of remedy shall fail to remedy such breach within 30 days after written warning given by the Board);

be guilty of any act of dishonesty, grave misconduct or willful default or neglect in the discharge of his duties hereunder or refuse to carry out any reasonable and lawful order given to him by the Board in the course of his employment (and to the extent that such breach is capable of remedy shall fail to remedy such breach within 14 days after written warning given by the Board);

become bankrupt;

become a lunatic or of unsound mind;

absent himself from the meetings of the Company during a continuous period of three (3) months, without special leave of absence from the Board, and his alternate director (if any) shall not during such period have attended in his stead;

become prohibited by law from acting as a director in Hong Kong;

be guilty of conduct tending to bring himself or any HKPP Group company into disrepute;

be prohibited by law from fulfilling his duties hereunder;

be convicted of any serious criminal offence (other than a serious criminal offence which in the reasonable opinion of the Board does not affect the position);

be convicted of any offence or be identified as an insider dealer under any statutory enactment or regulations relating to insider dealing in force from time to time; or

improperly divulge to any unauthorised person any Trade Secrets.

(B)If the Company becomes entitled pursuant to Clause 8(A)(3) above to terminate the Employee’s employment it shall be entitled (but without prejudice to its right subsequently to terminate the Employee’s employment on the same or any other ground) to suspend the Employee in accordance with the Employment Ordinance.

©On the termination of the Employee’s employment howsoever arising the Employee shall:

(1)at any time and from time to time thereafter at the request of the Company resign from office as a director of the Company and all offices and/or positions held by him in any company in HYPH and the HKPP Group and the Employee hereby irrevocably appoints the Company’ to be his attorney and in his name and on his behalf to sign and execute any documents or do any things necessary or requisite to give effect thereto and a certificate in writing signed by any director or by the secretary of the Company for the time being that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case and any third party shall be entitled to rely on such certificate without further enquiry, provided however that such resignation or resignations shall be given and accepted on the footing that it is or they are without prejudice to any claims which the Employee may have against any such company or which any such company may have against the Employee arising out of this Agreement or of the termination of the Employee’s employment;

(2)forthwith deliver to the Company all books, documents, papers, materials, credit cards (if any) and other property of or relating to the business of HYPH and the HKPP Group which may then be in his possession or under his power or control and all copies thereof or extracts therefrom made by or on behalf of the Employee shall be and remain the property of HYPH and the HKPP Group and shall forthwith be delivered up to the Company; and

(3)not at any time thereafter represent himself to be connected with HYPH or any member of the HKPP Group.

(D)Notwithstanding the termination pursuant to this Clause 8 and any provision of this Agreement, the provisions of Clause 9(B) shall continue to apply.

(E)Save as expressly provided herein, neither party may terminate this Agreement.  No delay and/or forbearance by the Company in exercising any right of termination in Clause 8(A)(3) shall constitute a waiver of that right.

(F)Termination for whatever reason shall not relieve the parties of their obligations arising or accrued prior to the termination of the Employee’s employment or of obligations which expressly or by necessary implication continue after termination of the Employee’s employment.

(G)If the approval of the members of the Company or any Related Company of the Company is required before a payment may be made to the Employee, then the Board shall ensure that the approval of the members is sought.

9.Restrictions on the Employee

(A)During his employment the Employee shall not be directly or indirectly engaged in or concerned with or interested in any business which is in any respect in competition with or similar to the Business; provided, that this shall not prohibit the holding (directly or through nominees) of investments listed on any stock exchange as long as not more than 1 per cent (1%) of the issued shares or stock of any class of any one company shall be so held and that such investments were notified to the Board at the time of their acquisition save that this restriction shall not apply to any holding of shares or stock of the Company or any of its Related Companies.

(B)The Employee shall not (except in the proper course of his duties), and shall procure that none of his Associates shall, either during or after the termination of his employment without limit in point of time except as authorised or required by his duties hereunder:

(1)divulge or communicate to any person except to those of the officials of HYPH or the HKPP Group whose province is to know the same in the proper course of their duties any Trade Secrets; or

(2)use, take away, conceal or destroy for his own purpose or for any purpose other than that of HYPH or the HKPP Group or for the advantage of any person other than HYPH or the HKPP Group or to the detriment of any of them any Trade Secrets; or

(3)through any failure to exercise all due care and diligence, cause any unauthorised disclosure of any Trade Secrets.

©The Employee agrees that for a period of one (1) year after the termination of his employment, the Employee shall not:

(1)in the area of Hong Kong or China, be directly or indirectly engaged in or concerned with or interested in any business which is in any respect in competition with or similar to the Business,

(2)either on his own account or for any person, firm, company or organisation solicit or entice or endeavour to solicit or entice away from HYPH or any company within the HKPP Group any director, manager or employee of HYPH or any company in the HKPP Group who by reason of such employment is or may be likely to be in possession of such information which if that person was the Employee would be covered by the confidentiality restrictions of this Clause 9 whether or not such person would commit any breach of his contract of employment by reason of leaving the service of HYPH or the relevant company in the HKPP Group, and

(3)either on his own account or for any person, firm, company or organisation solicit or endeavour to solicit business from any person, firm, company or organisation which at any time during the currency of the Employee’s employment has dealt with the Company, HYPH or any other company in the HKPP Group or which on the termination of the Employee’s employment is in the process of negotiating with the Company, HYPH or any such company in the HKPP Group in relation to the Business.

(D)The Employee shall not wilfully at any time make any untrue or misleading statement in relation to HYPH or the HKPP Group.

(E)The Employee shall not at any time after termination of this Agreement either alone or jointly with any other person through or as manager, adviser, consultant, employee or agent for or shareholder in any person, firm, company or organisation use or procure the use in connection with any business the English or Chinese Name of HYPH or any member of the HKPP Group or the name “Hua Yang” or “華洋” or other similar name calculated to suggest that he or it is connected with HYPH’s or the HKPP Group’s business.

(F)While the restrictions contained in this Clause are considered by the parties to be reasonable in all the circumstances it is recognised that restrictions of the nature in question may fail for technical reasons unforeseen and accordingly it is hereby agreed and declared that if any such restrictions, either together or individually, shall be adjudged to be void as going beyond what is reasonable in all the circumstances for the protection of the interests of the Company or for any other reason whatsoever but would be valid if part of the wording thereof were deleted or the periods (if any) thereof were reduced the said restriction shall apply with such modifications as may be necessary to make it valid and effective.

(G)The Employee shall comply with (a) every rule of law applicable to any member of the HKPP Group whether in Hong Kong, the People’s Republic of China or elsewhere and (b) every regulation of the Company for the time being in force, in relation to dealings in shares or other securities of the Company or any other member of the Group, and in relation to the discharge of his functions and duties.

(H)Unless with the prior written consent of the Company, the Employee shall not engage in any part-time job.

(I)The covenants in this clause are independent of each other and are not to be construed restrictively by reference to one another.

10.Inventions and other industrial or intellectual property

(A)The parties foresee that the Employee may make inventions or create other industrial or intellectual property in the course of his duties hereunder and agree that in this respect the Employee has a special responsibility to further the interests of HYPH and the HKPP Group.

(B)Any concept, idea, invention or improvement or design made or process or information discovered or copyright work or trade mark or trade name or patent relating to the Business created by the Employee or communicated to the Employee by any other employee of the Company, HYPH or any member of the HKPP Group during the continuance of the Employee’s employment (whether capable of being patented or registered or not and whether or not made or discovered in the course of his employment) in conjunction with or in any way affecting or relating to the Business or capable of being used or adapted for use therein or in connection therewith shall (unless such concept, idea, invention or improvement or design was made or process or information discovered or copyright work or trade name were in existence prior to the commencement of a similar business by any company in the Group) forthwith be disclosed in writing to the Company and shall belong to and be the absolute property of HYPH or such company in the HKPP Group as the Company may direct.

(C)The Employee shall subject to Clause 10(B) above, if and whenever required so to do by the Company at the expense of HYPH or a company in the HKPP Group as part of his duties hereunder apply or join with such company in applying for, obtaining and/or renewing letters patent or other protection or registration for any such concept, idea, invention improvement design process information work trade mark trade name or get-up relating to the Business in such countries as the Board may direct as aforesaid which belongs to such company and shall at the expense of such company execute and do all instruments and things necessary for vesting the said letters patent or other protection or registration when obtained, and all right title and interest to and in the same in such company absolutely and as sole beneficial owner or in such other person as the Company may specify and such company or person shall not be liable to the Employee for any revenue or profit derived or resulting from such concept, idea, invention, improvement, design process, information work, trade mark or trade name.

(D)The Employee hereby irrevocably appoints the Company to be his Attorney in his name and on his behalf to execute and do any such instrument or thing and generally to use his name for the purpose of giving to the Company the full benefit of this Clause and a certificate in writing signed by any director or by the secretary for the time being of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case and any third party shall be entitled to rely on such certificate without further enquiry.

11.Leave and holidays

(A)The Company shall grant the Employee annual leave of 20 days per year of employment and pro rata for each incomplete year of employment. When taking annual leave, General Holidays, Saturdays and Sundays will not be counted as annual leave days.  On termination of the Employee’s employment, the Company shall pay the Employee accrued but untaken annual leave and pro rata annual leave calculated since the end of the last leave year at the rate the Employee would have been paid had the leave been granted.

(B)The Company shall pay the Employee for General Holidays although the Employee is not required to work on these days.

(C)Sunday is a rest day.

(D)The Company shall grant sickness allowance in accordance with applicable law.

12.Directors’ and officers’ liability insurance

The Company shall, to the extent permitted by law, take out and maintain at its cost directors’ and officers’ liability insurance, which insurance must:

(a)

apply to the Employee from the commencement of employment and thereafter continuously after termination of employment in accordance with the Company’s policy as in force and amended from time to time;

(b)

apply to the Employee in connection with the Employee’s employment;

(c)

apply to the Employee in connection with all positions the Employee holds on the board of directors of HYPH, the Company, any Related Company of the Company and any HKPP Group company; and

(d)

indemnify the Employee against all actual legal costs and all liabilities in connection with claims, demands, liabilities, judgments, orders and costs against the Employee.

13.Indemnity

To the extent permitted by law, the Company:

(a)shall indemnify the Employee against all claims, demands, liabilities, judgments, orders and costs against the Employee in connection with the Employee’s employment and all positions the Employee holds on the board of directors of HYPH, the Company, any Related Company of the Company and any HKPP Group company; and

(b)must pay the actual legal costs of the Employee in connection with the indemnity referred to in paragraph (a) above.

14.Degradation of principal place of employment

In the event of an outbreak of either an infectious disease specified in the First Schedule of the Quarantine and Prevention of Disease Ordinance Cap. 141 or a communicable disease specified by the Director of Health (Hong Kong) by notice in the Government Gazette, or other health or political crisis occurring in the location of the Employee’s employment, then the Company shall relocate, at its cost, the Employee’s family to a suitably safe location (as agreed or determined by the Company) and pay for housing and normal living costs in that location until such time as it is safe for the family to return to Hong Kong or China.

15.Waiver

(a)No failure or delay on the part of either party to exercise any power, right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by either party of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy by that party.

(b)The remedies provided herein are cumulative and are not exclusive of any remedies provided by law.

16.Former service agreements

(a)This Agreement constitutes the entire agreement between the parties hereto in relation to the subject matter hereof and shall be in substitution for and supersedes all and any previous service agreements entered into between HYPH and any company in the HKPP Group and the Employee and for any terms of employment previously in force between any such company and the Employee, whether or not on a legal or formal basis.

(b)The Employee hereby acknowledges that he has no claim of any kind against HYPH or any company in the HKPP Group and without prejudice to the generality of the foregoing she further acknowledges that she has no claim for damages against HYPH or any company in the HKPP Group for the termination of any previous service agreements (if any) for the purpose of entering into this Agreement.

17.Relationship

None of the provisions of this Agreement shall be deemed to constitute a partnership or joint venture between the parties for any purpose.

18.Amendment

This Agreement may not be amended, supplemented or modified except by a written agreement or instrument signed by or on behalf of the parties hereto.

19.Assignment

This Agreement is personal to Employee and without the prior written consent of the Company shall not be assigned by the Employee. This Agreement shall operate for the benefit of and be enforceable by the Employee’s legal representatives.

20.Severability

Any provision of this Agreement prohibited by or unlawful or unenforceable under any applicable law actually applied by any court of competent jurisdiction shall, to the extent required by such law, be severed from this Agreement and rendered ineffective so far as is possible without modifying the remaining provisions of this Agreement.  Where, however, the provisions of any such `applicable law may be waived, they are hereby waived by the parties to the full extent permitted by such law to the end that this Agreement shall be a valid and binding agreement enforceable in accordance with its terms.

21.Acknowledgement

The Employee hereby acknowledges that Dorsey & Whitney only acts for the Company in connection with this Agreement and the Employee has been duly advised to seek independent legal advice and to obtain separate legal representation.

22.Law and jurisdiction

This Agreement shall be governed by and construed in all respects in accordance with the laws of Hong Kong and the parties hereby submit to the non-exclusive jurisdiction of the courts of Hong Kong.

23.Data privacy

The Employee shall sign the Employee Collection Statement annexed to this Agreement.

24.Counterparts

This Agreement may be executed in counterparts.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

SCHEDULE

Stock Options - Clause 6(F)

The Options shall vest in accordance with the following schedule:

Number of options	Date from when options may be exercised
100,000	First anniversary of date of grant of options
100,000	Second anniversary of date of grant of options
100,000	Third anniversary of date of grant of options

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

IN WITNESS whereof this Agreement has been duly executed the day and year first above written.

SIGNED by

)
for and on behalf of Cornerstone Overseas

)

Investments, Limited

)
in the presence of:

)

      )

Signature	Signature
Name & title	Name & title

SIGNED by

)
Kevin Murphy

)
in the presence of:        )
           )

Signature	Signature of Kevin Murphy
Name & title

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

ANNEXURE

ANNEXURE TO EMPLOYMENT AGREEMENT

EMPLOYEE COLLECTION STATEMENT

Your privacy is important to Cornerstone Overseas Investments, Limited (“Company”).

Throughout the course of your employment with the Company, the Company needs to collect personal data from you and about you.  The type of information that may be collected includes (but is not limited to):

•

Recruitment, engagement or training records;

•

Information about your medical condition

•

Information regarding termination of employment;

•

Terms and conditions of employment;

•

Personal and emergency contact details;

•

Performance, conduct and disciplinary records;

•

Remuneration details, bonus and share plan information;

•

Membership of professional associations or trade unions;

•

Leave records (including annual leave, sick leave and maternity leave);

•

Taxation, banking and mandatory provident fund details;

•

Health and safety information;

•

Any other information that you provide to the Company.

The purposes for which the Company collects this data is for use concerning your employment or working relationship with the Company and for various human resources, management and reporting purposes.

The Company from time to time transfers your personal data to the following classes of persons:

•

a Related Company (as defined in section 49BA(9) of the Companies Ordinance Cap.32);

•

the Company’s insurers and banks;

•

medical practitioners appointed by the Company;

•

administrator of the Company’s mandatory provident fund scheme;

•

companies the Company engages to perform the functions listed above on the Company’s behalf; and

•

anyone you authorise.

If you do not provide complete and accurate personal data to the Company as and when it is required, there may be potentially serious consequences for you and, depending on the circumstances, your future employment relationship with the Company.

It is the Company’s policy to retain certain personal data of employees when they cease to be employed. This data may be required for any residual employment-related activities, including for example, provision of references, processing of applications for re-employment, matters relating to retirement benefits and allowing the Company to fulfil any of the Company’s contractual or statutory obligations.

To the extent applicable law allows, you may request access to, and correction of, your personal data in relation to your employment. For any further information, please contact Iris Lee.

Please indicate your understanding and acceptance of the above by signing and returning the acknowledgment form below to Iris Lee.

Acknowledgment

I have read and fully understand the above contents and acknowledge that I accept these terms voluntarily and freely.

Kevin Murphy

Name of employee

Signature of employee

Date:………………………

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Exhibit 4.13a

GUARANTY

LESSOR:

Bee Dic Realty Co., having an address at c/o Scott K. Perkins, James E. Hanson, Inc., 235 Moore Street, Hackensack, New Jersey 07601.

LESSEE:

IPI Acquisition Corp., a Delaware corporation, having an address at 75D Lackawanna Avenue, Parsippany, New Jersey 07054.

LEASE:

Lease, dated December 1, 1995 between Landlord and Minnesota Mining and Manufacturing Company (“3M”), assigned by 3M to International Playthings Inc. (“IPI”) by Assignment of Lease dated May 27, 1998 and amended by First Amendment to Lease Agreement dated May 27, 1998, further amended by the Second Amendment to lease Agreement dated August 25, 2004 and further assigned by IPI to IPI Acquisition Corp. by Assignment and Assumption of Lease (the “Assignment of Lease”) dated January 18, 2005.

PREMISES:

The premises located at 75D Lackawanna Avenue, Parsippany, New Jersey, as more particularly described in the Lease.

GUARANTOR:

Grand Toys International, Inc., a Nevada corporation, having an address at 1710 TransCanada Highway, Dorval, Quebec H9P 1H7 Canada.

DATE:

This Guaranty is dated as of January 27, 2005.

1.

In consideration of the execution and delivery of the Lessor’s written consent to the Assignment of Lease and in further consideration of the sum of One Dollar ($1.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Guarantor hereby absolutely, unconditionally and irrevocably guarantees to Lessor the full and punctual payment of the fixed annual minimum basic rent and all other sums for which Lessee shall be liable under the Lease.

2.

This Guaranty is an absolute, unconditional and irrevocable guaranty of payment and all other obligations, including non-monetary obligations, of Lessee under the Lease.

3.

Guarantor hereby expressly agrees that this Guaranty shall be a continuing guaranty and that the validity of this Guaranty and the obligations and liability of Guarantor hereunder shall in no way be terminated, affected, diminished or impaired

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

by reason of (a) any renewal, modification, amendment or extension of the Lease, or (b) any extension of time that may be granted by Lessor to Lessee; provided, however, the validity of this Guaranty and the obligations and liability of Guarantor hereunder shall be terminated by reason of any assignment or surrender of all or any part of the Lease to the extent that Lessee is released under the terms of the Lease by Lessor from any obligation in connection with any such assignment or surrender.  In the event of a default by Lessee under the Lease, Landlord may seek remedies against Guarantor under this Guaranty without first exhausting Landlord’s remedies against Lessee.

4.

Guarantor represents and warrants to Lessor that Lessee is a subsidiary of Guarantor.  Guarantor deems the granting, execution and delivery of the Assignment of Lease to be in Guarantor’s best interests and, as the corporate parent of Lessee, Guarantor expects to derive benefit from the execution and delivery of the Assignment of  Lease.

5.

All notices or other communication under this Guaranty shall be in writing and shall be mailed by certified mail, United States postage prepaid, addressed in accordance with the preamble to this Guaranty.

6.

This Guaranty sets forth the entire agreement of Lessor and Guarantor.

7.

If any provision of this Guaranty or the application thereof to any person or circumstance shall to any extent be held void, unenforceable or invalid, then the remainder of this Guaranty shall not be affected thereby and each provision of this Guaranty shall be valid and enforced to the fullest extent permitted by law.

8.

This Guaranty shall be binding upon Guarantor and its successors and assigns and inure to the benefit of Lessor and its successors and assigns.

9.

Without regard to principles of conflicts of laws, the validity, interpretation, performance and enforcement of this Guaranty shall be governed by and construed in accordance with the internal laws of the state of New Jersey.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

IN WITNESS WHEREOF, Guarantor has duly executed this Guaranty as of the day and year first above written.

GUARANTOR:

Grand Toys International, Inc.

By: _______________________

Name:

Title:

LESSOR:

BEE DIC REALTY CO.

By: _______________________

Name:

Title:

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Exhibit 4.13b

ASSIGNMENT AND ASSUMPTION OF LEASE

This Assignment and Assumption of Lease (“Agreement”) is made this 18th day of January, 2005 between INTERNATIONAL PLAYTHINGS, INC., a New Jersey corporation, with offices at 75D Lackawanna Avenue, Parsippany, New Jersey 07054 (“Assignor”) and IPI ACQUISITION CORP., a Delaware corporation, with an address c/o Grand Toys International, Inc., 1710 TransCanada Highway, Dorval, Quebec, H9P 1H7, Canada (“Assignee”).

W I T N E S S E T H

A.

Assignor, Ted Kiesewetter, Michael Varda and John Jordan (collectively the “Stockholders of International Playthings, Inc.”), Grand Toys International Limited and Assignee have entered into that certain Asset Purchase Agreement, dated January 27, 2005 (the “Asset Purchase Agreement”), pursuant to which Sellers are obligated to sell, convey, transfer, assign and deliver to Assignee the “Purchased Assets” and Assignee is obligated to assume the “Assumed Liabilities,” each as defined therein;

B.

Assignor is Tenant pursuant to that certain Lease dated December 1, 1995 between Bee Dic Realty Co. (“Landlord”) and  Minnesota Mining and Manufacturing Company (“3M”) assigned by 3M to Assignor by Assignment of Lease dated May 27, 1998 and amended by First Amendment to Lease Agreement dated May 27, 1998 and further amended by the Second Amendment to lease Agreement dated August 25, 2004 (as so assigned and amended, hereinafter the “Lease”), for 119,366 square feet of space in the building located at 75 Lackawanna Avenue, Parsippany-Troy Hills, New Jersey (the “Demised Premises”)

C.

Assignor has agreed to assign the Lease to Assignee, and Assignee has agreed to assume Assignor’s obligations under the Lease, all on the terms set forth herein.

NOW THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration the receipt, adequacy and sufficiency of which are hereby acknowledged by the parties by their execution hereof, and pursuant to the Asset Purchase Agreement, the parties hereto agree as follows:

1.

Assignment of Lease.

Subject to the terms and conditions hereof, Assignor hereby assigns, transfers, grants, bargains, delivers and conveys to Assignee all of Assignor’s right, title and interest in and to the Lease and the leasehold created thereunder free from any encumbrance whatsoever.  Assignee represents to Assignor that Assignee is a wholly-owned subsidiary of Grand Toys International, Inc., a Nevada corporation.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

2

Assumption of Liability.

Assignee hereby accepts the assignment of the Lease and assumes each and every obligation of Assignor with respect thereto which arises or accrues from and after the Closing Date (as defined in the Asset Purchase Agreement).  Assignee agrees to perform each and every obligation of Assignor with respect to the Lease which arises or accrues from and after the Closing Date, including, without limitation, the obligation to pay fixed annual basic rent and any additional rent under the Lease.  Assignee expressly acknowledges that it is the intent of Assignor and Assignee that Assignee will pay all sums due under the Lease and perform all obligations of Tenant under the Lease arising from and after the Closing Date, and by such performance Assignor will be relieved from any sums due, or obligations or liabilities arising, from and after the Closing Date.

3.

Delivery of Demised Premises.

Assignee acknowledges that Assignor shall have no obligation to alter, improve, decorate or otherwise prepare the Demised Premises for Assignee’s occupancy.

4.

Asset Purchase Agreement.

This Assignment and Assumption of Lease is the Assignment and Assumption of Lease referred to in the Asset Purchase Agreement and is subject to the terms and conditions thereof, all of which are incorporated herein by reference.  For the avoidance of doubt, Assignor’s assignment of the Lease, as provided in Section 1 of this Agreement, and Assignee’s assumption of and agreement to perform the liabilities and obligations arising under the Lease, as provided in Section 2 of this Agreement, are each subject to the Closing of the transactions contemplated by the Asset Purchase Agreement (the “Closing”).

5.

Amendment and Modification.

No amendment, modification, supplement, termination, consent or waiver of any provision of this Agreement, nor consent to any departure herefrom, will in any event be effective unless the same is in writing and is signed by the party against whom enforcement of the same is sought.  Any waiver of any provision of this Agreement is to be effective only in the specific instance and for the specific purpose for which given.  Assignee agrees that it may not assign or sublet the Demised Premises, or any portion thereof, without the prior written consent of the Assignor, which consent may be conditioned or withheld at Assignor’s sole discretion.

6.

Counterparts.

This Agreement may be executed and delivered (including any facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

7.

Captions.

Captions contained in this Agreement have been inserted herein only as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

8

Governing Law.

This Agreement and all the rights and obligations of the parties hereunder are to be governed by and construed and interpreted in accordance with the laws of the State of New Jersey applicable to contracts made and to be performed wholly within New Jersey, without regard to choice or conflict of laws rules.

9.

Successors and Assigns.

All provisions of this Agreement are binding upon, inure to the benefit of, and are enforceable by or against, the parties and their respective heirs, executors, administrators or other legal representatives and permitted successors and assigns.

IN WITNESS WHEREOF, Assignor and Assignee have executed this Consent as of the day and year first above written.

ATTEST:

INTERNATIONAL PLAYTHINGS, INC.

_____________________________________

BY:_____________________________

      Name:

      Title:

ATTEST:

IPI ACQUISITION CORP.

_____________________________________

BY:_____________________________

      Name:

      Title:

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Exhibit 4.13c

CONSENT TO ASSIGNMENT AND ASSUMPTION OF LEASE

CONSENT TO ASSIGNMENT AND ASSUMPTION OF LEASE (this “Consent”) is made this 27th day of January, 2005 by and among  BEE DIC REALTY CO., a joint venture consisting of Weny Bros. & Storms Co., Nathan Mandelbaum, trustee and Anne S. Houston, having an address c/o Scott K. Perkins, 235 Moore Street, Hackensack, NJ 07601 (“the Landlord”), INTERNATIONAL PLAYTHINGS, INC., a New Jersey corporation, with an address of 75 D Lackawanna Avenue, Parsippany, New Jersey. 07054 (“Assignor”), and IPI ACQUISITION CORP.,  a Delaware Corporation, with an address c/o Grand Toys International, Inc., 1710 TransCanada Highway, Dorval, Quebec, H9P 1H7, Canada (“Assignee”).

 WITNESSETH:

WHEREAS, Landlord and Assignor are the present parties that entered into that certain Lease dated December 1, 1995 between Landlord and Minnesota Mining and Manufacturing Company (“3M”) assigned by 3M to Assignor by Assignment of Lease dated May 27, 1998 and amended by First Amendment to Lease Agreement dated May 27, 1998 and further amended by the Second Amendment to lease Agreement dated August 25, 2004  (as so assigned and amended, the “Lease”) for 119,366 square feet of space in the building located at 75 Lackawanna Avenue, Parsippany-Troy Hills, New Jersey (the “Leased Premises”);

WHEREAS, the Assignor desires to assign the Lease to Assignee, and Assignee desires to accept such assignment and assume the obligations of Assignor thereunder in accordance with the terms and conditions of a certain Assignment and Assumption of Lease dated as of January 18, 2005 (the “Assignment Agreement”); and

WHEREAS, Section 27 of the Lease requires Landlord’s consent to any assignment of the Lease.

NOW, THEREFORE, in consideration of certain covenants and agreements and for certain other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord, Assignee and Assignor hereby agree as follows:

1.

Landlord hereby consents to the assignment of the Lease from Assignor to Assignee effective as of the Closing Date and subject to the occurrence of the Closing (each as defined in the Assignment Agreement).

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

2.

Neither the Assignment Agreement nor this consent thereto shall release or discharge Assignor from any liability under the Lease which may arise or accrue until the Closing Date, and Assignor shall remain liable and responsible for the full performance and observance of all of the provisions, covenants and conditions set forth in the Lease on the part of Tenant to be performed and observed until the Closing Date, including, without limitation, all amounts which may be due Landlord as permitted by and provided in the Lease.

3.

Assignor and Assignee hereby agree that, subject to the occurrence of the Closing, (i) Assignee shall assume absolutely and irrevocably all duties and obligations of Assignor as Tenant under the Lease arising or accruing under the Lease from and after the Closing Date, and (ii) Assignor shall remain solely liable for all obligations arising or accruing under the Lease up to the Closing Date.

4.

Except as expressly provided herein, nothing contained in this Agreement shall:

(a)

be construed to modify, waive or affect (i) any  of the provisions, covenants or

conditions in the Lease, (ii) any of Tenant’s obligations under the Lease, or (iii) any   rights or remedies of Landlord under the Lease or otherwise to enlarge or increase   Landlord’s obligations or Tenant’s rights or obligations under the Lease or otherwise, or

(b)

be construed to waive any present or future breach or default on the part of Tenant

under the Lease.  In case of any conflict between the provisions of this Agreement and   the provisions of the Assignment Agreement, the provisions of this Agreement shall   prevail unaffected by the Assignment Agreement.

5.

This consent by Landlord shall not be construed as a consent by Landlord to any further assignment by Tenant.

6.

Landlord hereby releases and discharges Assignor from any obligation or liabilities under the Lease arising or accruing from and after the Closing Date.

7.

(a)  Assignor represents and warrants that Assignor has not dealt with any broker in connection with the Assignment Agreement.  Assignor agrees to indemnify and hold harmless Landlord (which indemnification shall include costs of suit and reasonable attorneys fees) from claims by any broker alleging to have acted on behalf of Assignor.  Assignor hereby indemnifies and agrees to hold Landlord harmless from any claims or liability for commissions on account of any broker alleging to have acted on behalf of Assignor in connection with the Assignment Agreement.

(b)  Assignee represents and warrants that Assignee has not dealt with any broker in connection with the Assignment Agreement.  Assignee agrees to indemnify and hold harmless Landlord (which indemnification shall include costs of suit and reasonable attorneys fees) from claims by any broker alleging to have acted on behalf of Assignee.  Assignee hereby indemnifies and agrees to hold Landlord harmless from any claims or

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

liability for commissions on account of any broker alleging to have acted on behalf of Assignee in connection with the Assignment Agreement.

8.

Assignor represents that it has applied for an LNA (as defined in the Lease) in accordance with Section 12 (b)(l) of the Lease in connection with Assignor’s proposed sale of substantially all of its business and assets, and that it has delivered a copy of the LNA to Landlord, together with a true and complete copy of the affidavit submitted by Assignor upon which the LNA was issued.

9.

Assignor certifies that, to the best of Assignor’s knowledge as of the effective date of this Consent, neither Assignor nor Landlord is in default, and no event or condition exists that after the giving of notice or lapse of time or both, would constitute an event of default under the Lease.  The Lease is in full force and effect and is enforceable in accordance with its terms.  Assignor further certifies that to the best of Assignor’s knowledge, Assignor has no claim, action or right of setoff against Landlord arising out of the Lease or the Assignor’s occupancy of the Demised Premises.

10.

Assignor and Assignee agree that, subject to, and effective upon, the Closing Date, the security deposit of US $89,524.50 under Section 38 of the Lease shall be held by Landlord as security for Assignee’s performance under the Lease in accordance with Section 38 of the Lease, as assigned to Assignee by the Assignment Agreement.

11.

Landlord agrees, simultaneously with the execution and delivery hereof, to deliver to Assignee an Estoppel Certificate in the form of Exhibit A hereto.

12.

This Agreement shall be construed in accordance with the laws of the State of New Jersey, contains the entire agreement of the parties hereto with respect to the subject matter hereof and my not be changed or terminated orally or by course of any conduct.

13.

This Consent to Assignment and is conditioned upon Landlord’s receipt of the written consent of its current lender.

14.

This Agreement may be executed and delivered (including any facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

IN WITNESS WHEREOF, the Landlord, Assignor and Assignee have executed this Consent as of the day and year first above written.

WITNESS:

INTERNATIONAL PLAYTHINGS, INC.

_______________________________

By:__________________________________

_______________________________

By:__________________________________

WITNESS:

IPI ACQUISITION CORP.

________________________________

BY:___________________________________

________________________________

BY:___________________________________

WITNESS:

BEE DIC REALTY CO.

________________________________

BY:___________________________________

________________________________

BY:___________________________________

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Exhibit 4.13d

LANDLORD ESTOPPEL CERTIFICATE

THE UNDERSIGNED CERTIFIES, as of this 28th day of February, 2005, that it is the Landlord (hereinafter referred to as the "Landlord") under that certain Lease dated December 1, 1995, which Lease was amended by FIRST AMENDMENT TO LEASE AGREEMENT dated May 27, 1998, and further amended by SECOND AMENDMENT TO LEASE AGREEMENT dated August 25, 2004 (hereinafter referred to as the "Lease"), originally between Minnesota Mining and Manufacturing Company, as Tenant, whose interest in the Lease has been previously assigned to International Playthings, Inc., a New Jersey Corporation; and Bee Dic Realty Co., a joint venture, as Landlord, pertaining to the premises at 75 Lackawanna Avenue, Parsippany-Troy Hills, New Jersey (hereinafter referred to as the “Premises") and further certifies that the following statements are true and accurate:

1.

A true and correct copy of the Lease is attached hereto as Exhibit "A" and made a part hereof.

2.

The term of the lease, as extended, currently expires on May 31, 2010.

3.

The Lease is in full force and effect in accordance with its terms, and Tenant is paying the full Rent stipulated therein with no offsets, defenses or claims whatsoever.

4.

There have been no modifications or amendments to the Lease other than as specified in this Landlord Estoppel Certificate.  The Lease is the only agreement between Landlord and Tenant pertaining to the Premises.

5.

Tenant has accepted and is in full possession of the Premises and Landlord has satisfactorily complied with all of the requirements and conditions of the Lease as set forth therein.

6.

There has not existed and there does not now exist any default by Tenant or Landlord under any of the terms of the Lease.

7.

No monies have been prepaid to Landlord except for the normal prepayment that occurs when Rent is paid on the first day of the calendar month or prior thereto for the next calendar month.

Witness/Attest:

Bee Dic Realty Co.

(a)

_____________________________________

By: __________________________

Scott K. Perkins

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

STATE OF NEW JERSEY

)

COUNTY OF BERGEN

) SS.:

I CERTIFY that on ______________, 2005, Scott K. Perkins, personally came before me and this person acknowledged under oath, to my satisfaction, that:

1.

this person executed this document on behalf of Bee Dic Realty Co., the joint venture company named in this document;

2.

this person was authorized to execute this instrument on behalf of Bee Dic Realty Co., the joint venture company named in this document; and

3.

this person signed this instrument as the act of Bee Dic Realty Co.

_________________________________

A Notary Public of New Jersey

My commission expires: __________

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Exhibit 4.23a

International Playthings, Inc.

(f/k/a IPI Acquisition Corp.)

75 Lackawanna Avenue

Parsippany, NJ 07054

Re:

$15,000,000 borrowing base line of credit

Gentlemen or Ladies:

Citibank, F.S.B. ("Citibank") is pleased to advise you it holds available for International Playthings, Inc. f/k/a IPI Acquisition Corp. (the "Borrower"), a corporation organized and in good standing under the laws of the State of Delaware, a borrowing base line of credit (the "Line") in the amount of $15,000,000, subject to the following terms and conditions:

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

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

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

Notwithstanding any provisions herein to the contrary, the maximum availability under the Line shall not exceed an amount determined with application to the following borrowing base formula:

The sum of (i) eighty-five percent (85%) of the Borrower's "Eligible Accounts Receivable", that is, (a) all domestic accounts of the Borrower dated not more than sixty (60) days from their respective due dates, (b) all Canadian credit-insured accounts of the Borrower and the Guarantor (as defined below) dated not more than sixty (60) days from their respective due dates up to an aggregate amount of $2,750,000 and solely to the extent that such accounts are within the credit insurance coverage with respect to each Canadian account debtor and (c) all Canadian accounts of the Guarantor (as defined below) owing by Wal-Mart or Canadian Tire Corp. dated not more than sixty (60) days from their respective due dates,  excluding, in each case, those accounts deemed ineligible by Citibank in its sole reasonable discretion, and  (ii) the lesser of (x) fifty percent (50%), reducing to thirty-five percent (35%) in November and December of each year, of the sum of, without duplication, the Borrower's "Eligible Inventory" (excluding the Borrower’s inventory in transit) and the Borrower’s inventory with respect to which a L/C is in effect or (y) $4,250,000 (the "Borrowing Limit"). Terms used in this paragraph shall have the meaning given to such terms in the Borrowing Base Certificate, identified herein.  The aggregate of all advances and loans under the Line shall at no time exceed the availability under the Borrowing Limit and the Borrower shall pay to Citibank promptly after demand such amounts as may be necessary from time to time to reduce the aggregate of all such loans and advances to an amount not in excess of the Borrowing Limit.

The Borrower acknowledges and agrees that the Line is uncommitted and requests for advances or extensions of credit thereunder shall be approved in the discretion of Citibank, which may refuse to make an extension of credit under the Line at any time without prior notice to the Borrower, and that the performance or compliance by the Borrower of the agreements contained in this letter, or in any other document or agreement

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

evidencing or securing such advances or extensions of credit, shall not obligate Citibank to make an advance or provide an extension of credit thereunder.

Subject to the terms and conditions hereof, the Line shall be available until June 30, 2006.

2.

Guarantors:

Repayment of all loans, extensions of credit and financial accommodations provided under the Line together with interest and costs thereon shall be guaranteed by Grand Toys Ltd. (the "Guarantor") pursuant to a Guarantee in form and substance satisfactory to Citibank.

3.

Purpose of the Line:

The purpose of the Line shall be to support the collection of accounts receivable and to finance inventory purchases.

4.

Security for the Line:

The Line and all other obligations of the Borrower and obligations of the Guarantor shall be secured by a first priority security interest in all assets and personal property of the Borrower and the Guarantor pursuant to security documents in form and substance satisfactory to Citibank.

The Line shall also be secured by a $2,000,000 note executed by the Guarantor in favor of the Borrower, which note shall be satisfactory in form and substance to Citibank and which shall be endorsed to Citibank.

5.

Conditions Precedent:

Prior to the Borrower's initial request for an advance under the Line, it shall have provided to Citibank, if it has not already done so:

(i)

A copy of the resolutions passed by the Borrower's Board of Directors certified by its Secretary as being in full force and effect authorizing the borrowing described herein and the execution of all documents and agreements required by Citibank to evidence and secure the Line; and

(ii)

A certified copy of the certificate of incorporation of the Borrower.

6.

Financial Reporting:

The Borrower shall provide to Citibank:

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

(i)

As soon as available, but in any event within one hundred twenty  (120) days after the last day of each fiscal year, a balance sheet of the Borrower, as of such last day of the fiscal year, and statements of income and retained earnings and cash flows for such fiscal year prepared in accordance with generally accepted accounting principles consistently applied, in reasonable detail, such statements to be reviewed by a firm of independent certified public accountants satisfactory to Citibank.

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

(iv)

As soon as available, but in any event within sixty (60) days after the end of each fiscal quarter, a balance sheet of the Guarantor and statements of income and retained earnings and cash flows of the Guarantor for such quarter, and the portion of the fiscal year through such date all in reasonable detail, such statements to be prepared by the Guarantor in accordance with generally accepted accounting principles consistently applied.

(v)

As soon as available, but in any event within one hundred eighty (180) days after the end of the 2005 fiscal year, a copy of the Form 20-F filed or to be filed with the Securities and Exchange Commission (“SEC”) for Grand Toys International, Ltd. (“Grand”).

(vi)

As soon as available, but in any event within sixty (60) days after the end of each fiscal quarter, a copy of the Form 6-K report filed or to be filed with the SEC for Grand.

Each of the financial statements specified in Sections (i), (ii), (iii) and (iv) above shall be accompanied by a certificate signed by the president or chief financial officer of the Borrower or the Guarantor as applicable, to the effect that such statements fairly present the financial condition of the Borrower or the Guarantor as applicable, as of the balance sheet date and results of the operations of the Borrower or the Guarantor as

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

applicable, for the period(s) then ended in accordance with generally accepted accounting principles consistently applied.

(vii)

As soon as available, but in any event within twenty (20) days after the end of each calendar month, a statement, in such form and in such detail as Citibank may reasonably require, setting forth a description of the Borrower's inventory and its valuation as of the end of such month, accompanied by a certificate signed by the Borrower's president or chief financial officer to the effect that such statement is true and correct and has been prepared in accordance with the Borrower's prior methods and procedures.

(viii)

As soon as available, but in any event within twenty (20) days after the end of each calendar month, schedules of the Borrower’s and the Guarantor’s accounts receivable and accounts payable aged to show the number of days each such account has been outstanding from its invoice date, in form satisfactory to Citibank and accompanied by a statement signed by the Borrower's president or chief financial officer to the effect that such statement is true, correct and complete.

(ix)

As soon as available, but in any event within twenty (20) days after the end of each calendar month, a Borrowing Base Certificate, in form and substance satisfactory to Citibank.

(x)

As soon as available, but in any event within one hundred twenty (120) days after the last day of each fiscal year, internally prepared financial projections, in form and substance satisfactory to Citibank.

(xi)

Such other financial or additional information as Citibank may from time to time request.

7.

Special Requirements:

a.

The Borrower agrees to maintain:

(i)

a minimum working capital (the excess of current assets over current liabilities) of not less than $4,500,000 at all times.

(ii)

a capital base (the sum of capital surplus, earned surplus, capital stock and such other items as are allowable under generally accepted accounting principles and subordinated liabilities minus deferred charges, intangibles, receivables due from stockholders, officers or affiliates and treasury

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

stock) in an amount not less than $5,500,000 at September 30, 2005 and in an amount not less than $6,000,000 at all times thereafter.

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

c)

The Borrower agrees that it shall not make any investments, advances or loans to the Guarantor, Grand or any of Grand’s other affiliates or any of the Borrower’s other affiliates in an aggregate amount greater than $2,000,000.

d)

 Each of Borrower and the Guarantor agrees that there shall be no change in its management, ownership or control without the prior written consent of Citibank; provided, however, that (i) Borrower shall be permitted to terminate any member of management without cause without the consent of Citibank, so long as, in the case of Borrower, each of Ted Kiesewetter, David J. Fremed and Michael Varda remains a member of senior management of Borrower and, in the case of Guarantor, the senior management of the Guarantor in effect as of the date hereof remains the senior management of Guarantor and (ii) the death or disability of any member of management of Borrower or Guarantor shall not be deemed a change in management of Borrower or Guarantor.  Each of Borrower and Guarantor agrees to promptly notify Citibank in writing of any change in management of Borrower or Guarantor in accordance with clause (i) or (ii) of the foregoing proviso.

e)

The Borrower shall cause the Guarantor to maintain, and the Guarantor agrees to maintain:

(i)

a capital base (the sum of capital surplus, earned surplus, capital stock and such other items as are allowable under generally accepted accounting principles and subordinated liabilities minus deferred charges, intangibles, receivables due from stockholders, officers or affiliates and treasury stock) in an amount not less than $2,500,000 at each fiscal quarter.

(ii)

a minimum working capital (the excess of current assets over current liabilities) of not less than $2,000,000 at each June 30th semi annual period and not less than $2,500,000 at each fiscal year end.

(iii)

a maximum leverage ratio (the ratio of total unsubordinated liabilities to capital base) of not greater than 1.5 to 1.0 at each fiscal quarter.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

f)

The Borrower shall not pay or accrue any dividends, distributions or management fees or any other payments to any of its affiliates in any fiscal year in excess of an aggregate amount of its net income as stated in the financial statements delivered to Citibank in accordance with paragraph 6 (i) hereof for such fiscal year, and such dividends, distributions, management fees or other payments shall be made only after the Borrower demonstrates to Citibank in a manner satisfactory to Citibank that the Borrower is, and will be, in full compliance with all covenants contained herein both immediately prior to and after giving effect to such dividends, distributions, management fees or other payments.

g)

The Borrower agrees not to sustain or incur a net operating loss in any fiscal year.

h)

The Borrower shall maintain credit insurance on its accounts receivable with a financially sound and reputable insurance company which insurance policy shall be endorsed to name Citibank lender loss payee.

i)

The Borrower agrees to permit Citibank or its agents or representatives to conduct an annual field audit of the Borrower's books and records and its operations at the Borrower's sole cost and expense, which field audit shall disclose no adverse facts or circumstances not currently known to Citibank.

8.

Annual Clean-Down:

The Borrower covenants and agrees that for a period of not less than thirty (30) consecutive days at any one time prior to the expiration of the Line, the aggregate of all loans outstanding thereunder shall not exceed $3,500,000.

9.

Administration Fee:

In order to compensate Citibank for costs attributable to Citibank's due diligence review of the Borrower's financial condition and business operations, including, without limitation, any credit and financial analysis conducted by Citibank to determine whether the Line shall be made available to the Borrower, the Borrower agrees to pay Citibank upon the acceptance hereof an administration fee of $9,375.

10.

Integration:

This letter replaces, amends and supersedes all prior agreements and understandings between the Borrower and Citibank with respect to the matters addressed herein.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

11.

Acceptance:

If the foregoing is acceptable, please so indicate by signing and returning this letter together with the administration fee before October 27, 2005, the date this letter will otherwise expire, unless extended in writing by Citibank.

Very truly yours,

CITIBANK, F.S.B.

By: ______________________

   Chris Webb

   Senior Vice President

Agreed and Accepted this

      day of October, 2005

INTERNATIONAL PLAYTHINGS, INC.

(f/k/a IPI ACQUISITION CORP.)

By:__________________________

Name:

Title:

GRAND TOYS LTD.

By: _________________________

Name:

Title:

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Exhibit 4.27

T H I S LEASE made the                day of

Two Thousand And Five BETWEEN the Lessor and the Lessee whose names addresses and description are set forth in the First Part of the First Schedule hereto.

WHEREBY IT IS WITNESSETH as follows:

1.

In consideration of the rent hereinafter reserved and the -covenants on the part of the Lessee-hereinafter-contained the Lessor demises unto the Lessee ALL THAT the premises (hereinafter called “the demised premises”) hereinafter more particularly described in the Second Part of the First Schedule hereto together with the use in common with the Lessor and its tenants, work-people and persons authorised by it of the entrance passages and staircases leading to the demised premises (so far as the same are necessary for the enjoyment of the demised premises) and of the lift service (whenever the same shall be operating) in the building of which the demised premises form part and of the lavatories (which are available for common use) on the same floor of the said building.

2.

The term of tenancy shall be for the period and commence on the date stated in the Third Part of the First Schedule hereto.

3.

The rent per calendar month for the demised premises during the said term shall be as stated in the Fourth Part of the First Schedule hereto. The rent payable hereunder shall be payable monthly in advance on the first day of each calendar month without deductions and the first of such payments to be made on the signing of this Lease.

4.

It is hereby agreed by the parties hereto that:

(a)

The Lessee shall be entitled to a rent free period stated in the Fifth Part of the First Schedule hereto (hereinafter called “the Rent Free Period”) commencing on the first day of the said term hereto upon delivery of vacant possession of the demised premises to the Lessee.

(b)

The Lessee shall not be required to pay the monthly rent during the Rent Free Period but it shall pay and discharge all other sums and outgoing$ which the Lessee covenants-to pay under this Lease/and comply with and perform all other covenants terms and conditions herein contained.

5.

The Lessee to the intent that the obligations hereunder may continue throughout the said term hereby covenants with the Lessor as follows:

(a)

To pay unto the Lessor the said rent as set out in the Fourth Part of the First Schedule hereto and at the times and in manner as mentioned under Clause 3 hereof.

(b)

To pay and discharge punctually during the said term all rates quarterly in advance on the 1st day of January, April, July and October provided that the first payment thereof shall be paid upon signing of this Lease and in the event of the demised premises not-having been assessed to rates by the Government to pay such sum (at 5% of the three months/ rent hereby, reserved for each quarter) as shall be required by the Lessor as a deposit by way of security for the due payment of rates subject to adjustment on actual rating assessment being received from the Government and also to pay and discharge all taxes, assessments, duties, charges, impositions and outgoings whatsoever now or hereafter to be imposed or charged on the demised premises or upon the owner or occupier in respect thereof by The Government of HKSAR or other lawful authority (Government Rent and Property Tax alone excepted).

(c)

To pay and discharge punctually during the said term all charges for electricity (including charges for the air-conditioning fan-coil units or air¬handling units installed therein and operated from the Lessee/s own metered electricity supply), water, gas, telephone rental and other outgoings now or at any time hereafter consumed by the Lessee and chargeable in respect of the demised premises and to make all necessary deposits for the supply of electricity and other services to the demised premises when required.

(d)

To be responsible for the general cleaning of the . interior of the demised premises and to appoint only such cleaning contractor approved by the Lessor or to employ his own staff for the cleaning of the demised premises.

(e)

To pay or reimburse the Lessor where water shall be required otherwise than for normal toilet flushing/washing purposes and the Lessor may cause to be installed at the expense of the Lessee a separate water meter to measure the consumption thereof by the Lessee. Upon default in payment the Lessor may pay the charges according to the meter which the Lessee shall be responsible and the Lessee shall reimburse the same to the Lessor on demand.

(f)

1)     To pay to the Lessor punctually together with payment of refit during the said term such monthly contribution towards the costs, charges and expenses for the management and maintenance of the building and for the supply of air-conditioning services to the demised premises as set out in the Sixth Part of the First Schedule hereto (hereinafter referred to as “the Management Fee/“ and “the Air-Conditioning Charges”) Subject to the adjustments as mentioned in paragraphs (ii.) and (iii) hereunder.

(i)

if at any time during the said term the costs of the manager for the time being of the said building (“the Manager”) in providing management services shall have risen over the costs thereof prevailing at the commencement of the said term the Management Fee payable in respect of the demised premises shall be increased by the Manager and the Lessor shall be entitled to serve a notice in writing upon the Lessee increasing the Management Fee by an appropriate amount and thereafter such increased Management Fee shall be payable in Lieu of the Management Fee provided for above. Further increases may be made from time to tune after an earlier notice of increase shall have become operative. The assessment by the Manager of the appropriate increase shall be conclusive.

(ii)

If at any time during the said term the costs relating to the Supply of air-conditioning services (including, inter alia, the operating costs of the Manager and the electricity charges imposed by China Light & Power Company Limited) shall have risen over the costs thereof prevailing at the commencement of the said term the Air-Conditioning Charges payable in respect of the demised premises shall be increased by the Manager and the Lessor shall be entitled to serve a notice in writing upon the Lessee increasing the Air-Conditioning Charges by an appropriate amount and thereafter such increased Air-Conditioning Charges shall be payable in lieu of the Air-Conditioning Charges provided for above.  Further increases may be made from time to time after an earlier notice of increase shall have become operative. The assessment by the Manager of the appropriate increase shall be. conclusive.

(iii)

If the Lessee shall require air-conditioning service outside the hours set out in Clause 8(b) hereof, the same may at the discretion of the Manager be provided on reasonable advance notice to the Manager at such special rate as the Manager may from time to time charge and the Lessee shall to be paid on demand from the Lessor or the Manager. Provided further that the Manager shall have the right at its sole discretion to terminate such services at any time as the Manager shall think fit Without advance notice to the Lessee.

(iv)

The Management Fee and Air-Conditioning Charges shall be payable monthly in advance clear of all deductions and the first of such payments to be made on the signing of this Lease.

(b)

To keep the demised premises well and sufficiently lighted throughout the business hours of the Lessee.

(c)

The Lessor shall be entitled to treat non-payment of any amount debited to the Lessee in accordance with Clauses 5(b) and (f} or any part thereof in all respects as non-payment of rent under this Lease.

(d)

To keep all the interior of the demised premises including; the lavatories therein (if any) the flooring and interior plaster or other finishing material to walls floors and ceilings and the Lessor’s fittings and fixtures therein including all carpets doors windows suspended ceilings electrical installations in good clears tenantable substantial and proper repair and condition and properly preserved and make good as may be appropriate and from time to time required fair wear and tear excepted and to so maintain the sane at the expense of the Lessee and to deliver up the same to the Lessor at the expiration or sooner determination of the said term in like condition fair wear and tear excepted. The Lessee particularly covenants.

(i)

to reimburse the Lessor the cost of replacing all broken and damaged windows or glazing glasses of tire curtain wall of or in the said premises whether the same be broken or damaged by the negligence of the Lessee or owing to circumstances beyond the control of the Lessee.

(ii)

to reimburse the Lessor the cost of repairing or replacing the plate glass of the entrance doors or any part thereof in the event of the same being broken or damaged by the Lessee or any of the Lessee/s servants, agents, licensees or visitors;

(iii)

to reimburse the Lessor the cost of repairing or replacing any carpets suspended ceilings, lightings air-conditioning fan-coil units or parts thereof within the demised premises which are damaged or rendered defective by the misuse or negligence of the Lessee or any of the Lessee’s servants, agents, licensees or visitors;

(iv)

2)

Before the commencement of any decoration, the Lessee shall. submit to the Lessor 3 sets of decoration plan and mechanical and electrical drawing in respect of the demised premises for the Lessor’s approval by the Manager who may in its absolute discretion accept, reject or demand amendments of such plan and drawing in any part thereof as he think and the Lessee shall pay the approval fee (if any) chargeable by the Manager.

Not to commence any decoration works in the demised premises before the decoration plan and mechanical and electrical drawing are approved as aforesaid.

To employ Find engage only contractor or contractors appointed by the Lessor for ail structural, air-conditioning, fire prevention, plumbing and drainage works, electrical wiring and installations and fittings from meter room in the said building to the Lessee’s meter and/or main switch in the demised premises.  Such contractors shall be employed at the sole expense of the Lessee and shall be deemed to be the Lessee/s contractors.

(i)

The Lessor shall have the right to perform on behalf of and for the account of the Lessee any of the Lessee/s works which the Lessor shall determine as shall he so performed. Such works shall be limited to works which the Lessor deems necessary to be done on an emergency basis, such works caused by the Lessee’s fault, and such works which. pertain to structural components, the general utility systems for the building and the erection of temporary safety barricades and temporary signs.

(ii)

to repair or replace, if so required by the appropriate supply company or statutory undertaking or authority as the case may be or under the terms of any Electricity Supply Ordinance for the time being the force or any Orders in Council or Regulations made thereunder, all the electrical wiring; installations and fittings within the demised premises and the wiring from the Lessee/s meter or meters to and within the same to the satisfaction of the Lessor;

(iii)

to be wholly responsible for any damage or injury caused to any other person or property directly or indirectly through the defective or damaged condition of any part of the interior of the demised premises and to make good the same by payment or otherwise and to indemnify the Lessor against all claims demands actions and legal proceedings whatsoever made upon the Lessor by any person in respect thereof,

(iv)

to maintain adequate Third Party Insurance against any Third Party claim. as a result of accident or mishap arising within the demised premises.

(b)

To take all reasonable precautions to protect the interior of the demised premises from damage threatened by any approaching storm or typhoon.

(c)

To ensure that the demised premises do not become infested with insects or vermin.  In the event of the demised premises becoming so infested the Lessee shall pay the cost of extermination as arranged or approved by the Lessor and the selected exterminators shall be given full access to the demised premises for such purpose.

(d)

To load and unload goods only at such times during business hours and at such spaces and through such entrances and by such service lifts as shall be designated by the Manager for this purpose from time to time.

(e)

To observe faithfully and comply strictly with the Rules and Regulations relating to the said building as the Manager may from time to time adopt. Notice of any additional Rules or Regulations shall be given in such manner as the Lessor may elect.  The Rules and Regulations set out in the Second Schedule hereto and such additional Rules and Regulations shall be binding upon the Lessee and shall have the same force and effect as if set out in the body of this Lease.  The main purpose of the Rules and Regulations is to maintain the building of which the demised premises form part as a first-class office building with shopping mall.

(f)

3)

To permit the Lessor and its agents. or the Manager with or without workmen or others and with or without appliances at all reasonable times and upon prior appointment to. enter upon the demised premises (and in the event of any emergency the Lessor or its agents may enter without notice and forcibly if necessary) to view the condition thereof and to take inventories of the fixtures therein; to test the electrical wirings, to enter the switch room and A/C .room to read the meter and to do any other act or thing which may require to be done by the Lessor in respect of the demised premises, The Lessee shall snake good all defects and want of repair there found to be the liability of the Lessee to the satisfaction of the Lessor within one calendar month/ or such shorter period as the case may demand from time of receipt of notice written or verbal from the Lessor to repair and to make good the same.

(i)

If any defects or wants of repair shall be found and if the Lessor shall either give or leave a notice in writing at the demised premises or give verbal notice to the Lessee requiring him to repair the same and if the Lessee shall not within one month after such notice proceed diligently with the execution of and complete such repairs then to permit the Lessor to enter upon the demised premises and execute such repairs and the reasonable costs thereof together with the interest thereon at the rate of 3.5% per month calculated from the completion of such repair works shall be a debt due from the Lessee to the Lessor and be forthwith recoverable by action.

(b)

To permit the Lessor to erect use and maintain pipes and conduits at such reasonable locations in and through the demised premises.  The Lessor or its agents shall have the right to enter the demised premises at all tithes to examine the same

(c)

If any excavation or outer building; works shall be made or authorised in the vicinity of the said building, the Lessee shall permit the Lessor its servants or agents to enter the demised premises to do such work as may be deemed necessary to preserve the exterior walls of the said building from injury or damage without any claim for damage or indemnity against the Lessor.

(d)

Not to keep or store or allow to be kept or stored upon the demised premises or any part thereof during; the, said term any arms, ammunition, saltpeter, gun-powder, kerosene or any other explosive combustible or unlawful or dangerous goods or substance and to indemnify the Lessor against all actions costs claims and demands in respect of such breach or non-observance of this covenant.

(e)

The Lessee shall not place any load upon any floor of the demised premises in excess of the loading] capacity for which the floor is designed.  The Lessor reserves the right to prescribe the weight and position of all safes which may be placed so as to distribute their weights.  Business machines and mechanical equipment authorised by the Lessor shall be placed and maintained by the Lessee at the Lessee’s expense in settings sufficient in the Lessor’s judgment to absorb and prevent vibration noise and annoyance to occupiers of other premises in the said building.

(f)

To keep all the windows and doors closed while air-conditioned ventilation is in operation and the Lessor shall have the right to send a representative to enter the demised premises arid close the same for the Lessee should it be found that the Lessee does not comply with a notice to that effect from the Lessor and the persistent breach by the Lessee of this clause is a material breach of this Lease entitling the Lessor to exercise the rights of re-entry or other remedies hereunder-

(g)

4)

Not to produce or surfer or permit to be produced any music or sound (including sound produced by broadcasting from television, radio or any apparatus or instrument capable of producing or reproducing music and sound) or do or perform any other acts or things in the demised premises or the said building which is/are or may be a nuisance. or, annoyance to the Lessor or to the tenants or occupiers of adjacent or neighbouring premises.

(i)

Not to burn to permit to be burnt incense in the demised premises or in any part of the said building.

(ii)

Not to permit or suffer any sale by auction to be held in the demised premises.

(b)

Not to use the demised premises or any part thereof for any illegal or immoral purpose.

(c)

Not to use the demised premises or any part thereof for any purpose other than as office premises for carrying on the lawful business of the Lessee only and to conduct therein only such business which are duly authorised licensed or approved by the competent government authorities and to comply in all respects with the conditions terms and regulations relating to such business or imposed on the granting; of. the license in respect thereof.

(d)

5)

Not to make or permit to be made any alterations in or additions to the demised premises or to the electrical installation or other Lessor’s fixtures, therein or to install any plant apparatus or machinery therein without having first obtained the written consent of the Lessor thereof or cut, maim injure or suffer or permit to be cut maimed or injured any doors windows walls structural members or other fabric thereof.  In particular, any alterations or additions so approved shall be carried out only by such person or contractor as shall be approved by the Lessor.

(i)

To fit out the interior of the demised premises in accordance with the plans approved by the Lessor pursuant to Clause 5(i) (iv) (i) hereof The Lessee shall not cause or permit to be made any variation to the interior design or layout of the demised premises without the prior written approval of the Lessor first having been obtained and in the event of such approval being requested it shall be a condition precedent to the granting thereof that the Lessee shaft pay to the Lessor any reasonable fees incurred by the Lessor in connection therewith including any architect/s or consultant’s fees.

(ii)

Not to sub-divide or partition the demised premises internally other than by the use of a sub-partitioning system approved by the Lessor.

(b)

To comply with all ordinances, regulations by-laws and rules and all notices and requirements of the appropriate government authorities in connection with or in relation to the demised premises or the user thereof.

(c)

Not to do or suffer any act which shall amount to a breach or non-observance of any conditions and covenants contained in certain Conditions of Grant deposited and registered in the Land Office as Agreement and Conditions of Sale No- 11746 under which Kowicon Inland Lot No. 10730 is held from The Government of the HKSAR Find the Deed of-Mutual Covenant and Management Agreement car the .Sub-Deed of Mutual Covenant and Management Agreement (if any) tinder anchor subject to which the Lessor holds the demised premises and to indemnify the Lessor against all actions costs claims and demands in respect of any breach or non-observance or non-performance at this covenant.

(d)

Not to move any safe heavy machinery equipment freight bulky matter or fixtures in or out of the said building without first obtaining the Lessor’s . written consent. The Lessee shall keep the Lessor indemnified against all damages sustained by any person or to any property and for any damages or monies paid. out by the Lessor in settlement or any claim or judgments as well as legal costs incurred in connection therewith and all costs incurred in repairing any damage to tire said building or appurtenances resulting from the moving of any such heavy machinery equipment freight bulky matter or fixtures.

(e)

Not to install additional locks bolts or other fittings to the entrance doors of the demised premises or in any way to cut or alter the sane without first having obtained the written consent of the Lessor.

(f)

Not to erect any aerial on the roof or walls of the said building or the ceiling or walls of the demised premises and the Lessor may at its discretion provide a communal aerial for the Lessee/s use.

(g)

Not to assign underlet or otherwise part with the possession of the demised premises or any part thereof either by way of subletting lending sharing or other means whereby any person or -persons-not a party to this Lease obtains the use or possession of the demised premises or any part thereof irrespective off whether any recital or other consideration is given for such use or possession and in the event of any such transfer subletting sharing assignment or parting with the possession of the demised premises (whether for monetary consideration or riot) this Lease shall at the option of the Lessor absolutely determine and the Lessee shall forthwith surrender the demised premises to the Lessor Provided that the occurrence of any of the following shall be deemed to be a breach of this clause:

(i)

in the case of a Lessee who is a partnership the taking in of one or more new partners whether on the death or retirement of an existing-partner or otherwise.

(ii)

in the case of a Lessee who is an individual (including a sole - proprietor or a sole surviving partner of /a partnership tenant) the death, insanity or other disability of that individual to the intent that no. right to. use, possess, occupy or enjoy the demised premises or any part thereof shall vest in the executors, administrator, personal representatives, next of kin, trustee or committee of any such individual, or the admission of new partner or partners,

(iii)

in the case of a Lessee which is a corporation, any take-fiver or liquidation (either voluntary or compulsory).

(iv)

the giving by the Lessee of a Power of Attorney or similar authority whereby the donee of the Power obtains the right to use, possess, occupy or enjoy the demised premises or any part thereof or does in fact use, possess, occupy or enjoy the same.

(v)

the change of the Lessee/s business name without the previous written consent of the Lessor.

(h)

Not without the Lessor’s prior permission in writing to permit any person to remain in the demised premises overnight.  Such permission shall only be given to enable the Lessee to post watchmen to guard the demised premises which shall not in any way be used as sleeping quarters or as domestic premises within the meaning of any ordinance for the time being in force.

(i)

Not to place or leave in the entrance or any of tile staircases passages or landings of the said building used in common with other occupiers or tenants of other promises in the said building any boxes goods furniture or rubbish or otherwise encumber the same.

(j)

Not to exhibit or display within or Of, the exterior of the demised premises any. writing sign or other device whether illuminated or not which may be visible from outside tile demised premises except tile display of name-plate or signboard of the Lessee inside the demised Premises, the site and position of such name-plate or signboard shall be subject to the approval of the Lessor.  The Lessor or his authorised agents shall have absolute discretion in granting or refusing such approval and any approval to be granted shall be subject to such conditions as the Lessor or its authorised agents may think fit. The Lessor or his authorised .agent s shall have the right to remove at the cost and expense of the Lessee any signboard, sign, decoration or device which shall be affixed or put up or displayed without the prior approval of the Lessor or its agents.

(k)

Not to do or permit to be done any act or thing whereby tile policy or policies of insurance of the demised premises or the said building against damage by fire or against claims by third parties for tile time being subsisting may become void or voidable or whereby the rate of premium or premiums thereon may be increased and to repay to the Lessor on demand all sums paid by the Lessor by way of increased premium or premiums thereon and all expenses incurred by the Lessor in and about any renewal of such policy or policies rendered necessary by a breach of this Clause.

(l)

Not to employ any security organisation for the rendering of any services for or in connection with tile demised premises except with the prior written consent of the Lessor but to permit the Lessor’s servants or security guards to enter the demised premises at all reasonable times for security purposes, and to connect and keep the demised premises connected to any communal alarm or security system installed in the said building or in the demised premises.

(m)

Not to form or organise or attempt or make any effort to form or organise any lessees’ association or union jointly with any other lessees of the said building for whatever objects or purposes during the continuance of this Lease.

(n)

Quietly to yield up the Premises and handover together with the Lessor’s Fixtures and Installations and other fixtures fittings and additions (if any) therein and thereto at the expiration or sooner determination of the Term in good clean and substantial repair and condition (fair wear and tear excepted) notwithstanding any rule of law or equity to the contrary Provided That where the Lessee and/or a previous occupier of the Premises has made any alterations or installed any fixture or additions to the Premises with or without the Lessor’s written consent the Lessor’s may at its absolute discretion require the Lessee at its own expenses to reinstate remove or do away with such alterations fixture and additions or such part or portion thereof as the Lessor may require and make good and. repair in a proper and workmanlike manner any damage to the Premises and/or the Lessor’s Fixtures and Installations as a result thereof before delivery up the demised premises to the Lessor whether or not such alternations fixtures and additions. or such part or portion thereof are. made or installed by the Lessee. Provided Always That the Lessee shall be entitled to remove its own trade fixture and trade equipment subject to the Lessee at its own expenses forthwith making good all damages to the demised premises to the satisfaction of the Lessor including damage to the fixture fittings and decoration within the demised premises caused by such removal.

(o)

During the three months immediately prior to the expiration of the term hereby created to permit all persons authorised by the Lessor or the Lessor/s agents at any reasonable time with prior appointment to enter upon and view the demised premises and every part thereof.

(p)

To be responsible for all Lessee/s electrical wiring to the light fittings and to the other electrical outlets installed in the demised premises and the connection thereof to the electricity authority/s meters and to make his own arrangement with the Hong Kong Telephone Company Limited with regard to the installation of telephones in the demised premises, but the installation of lines therefor outside the demised premises must be in accordance with the Lessor’s directions,

(q)

To use all toilets (which are available for common use) on the same floor of the demised premises in a sanitary and tenantable manner in common with other tenants.

(r)

Not to use or permit or suffer the toilet facilities provided by the Lessor to be used for any purpose other than that for which they are intended and not to throw or permit or suffer to be thrown therein. any foreign substance of any kind and the Lessee shall pay to the Lessor on demand the whole expense of any breakage blockage or damage resulting from a violation of this clause.

(s)

To notify the Lessor or its agent of any damage to the demised premises or any part thereof and of any damage to or defects found by the Lessee in the water pipes gas pipes electrical wiring or fittings fixtures or other facilities provided by the Lessor.

(t)

Not to install any air-conditioning device (either in the windows or elsewhere) in the demised premises without the prior written consent of the Lessor.

(i)

The Lessee will on tile execution of this Lease pay to the Lessor the sum stated in the Seventh Part of the First Schedule hereto (and from time to time during the continuance of the term such additional sums as shall make up a total SLIM thereof equivalent to three times the monthly rent, management Fee and Air-Conditioning Charges from time to time payable by the Lessee hereunder) (hereinafter called “the rental deposit”) by way of deposit for the due performance and observance of the covenants, terms and conditions of the part of the Lessee herein contained.  At the expiration or sooner termination of this Lease and subject to Clause 8(a)(i) hereof if the Lessee shall have paid all rent due hereunder and if there shall be no breach of any of the covenants, terms and conditions contained herein and on the Lessees Part to be observed and performed, the Lessor will repay to the Lessee within 30 days after delivery of vacant possession of the demised premises to the Lessor by the Lessee, and after full settlement of all outstanding payments due and payable by the Lessee, the rental deposit but without any interest thereon Provided that if there shall be any rent or other sums due hereunder in arrears the Lessor may apply the rental deposit towards payment of such arrears and if there shall be any breach of airy terms and conditions herein contained the Lessor shall pay or apply the rental deposit or such part thereat towards remedying such breach (in so far as this may be possible) and shall only pay the balance (if any) of the rental deposit to the Lessee

(ii)

The Lessee shall at its own costs and expenses be solely responsible for:

the temporary power supply and the consumption thereof during the decoration period; and

the removal of decoration debris.

6.

THE LESSOR HEREBY COVENANTS WITH THE LESSEE as follows :¬

(a)

To permit the Lessee (duly paying the rent and rates and observing and performing the terms and conditions herein contained) to have quiet possession and enjoyment of the demised premises during the said term without any interruption by the Lessor or anyone lawfully claiming under or through or in trust for the Lessor save as specifically provided herein.

(b)

To repair such defects in the roof, main electricity supply cables, main drain pipes, main walls and exterior window frames of the building and the lifts and escalators intended for, the general service of the said building and air-conditioning plants. therein as the Lessor shall discover or as the Lessee or other authorised person or authority shall by notice in writing bring to the attention of the Lessor and to. maintain the same in a proper state of repair and condition at the cost of the Lessor Provided that the Lessor shall be entitled to a reasonable period of time within which to view any such defects and to repair the same Provided further that the Lessor shall neither be liable to pay compensation to the Lessee in respect .of any period during-which due to circumstances beyond the control of the Lessor the proper operation of the said lifts and escalators. and air-conditioning plants shall be interrupted as a result of mechanical failure or need for repair or overhaul or otherwise nor shall the Lessor be liable thereby to grant an abatement of rent in respect of such interruption.

(c)

To Pay the Government rent and property tax on the said building.

(d)

6)

To carry out all necessary decoration to the common parts of the said building as and where the Lessor shall in its absolute discretion decide the same is necessary.

(i)

To keep. the other parts of the said building for Common use clears and in proper condition,

(ii)

To use its best endeavours to maintain the lifts, escalators, fire and security services equipment, air-conditioning plant and other facilities of the said building in proper working order.

(b)

To provide and maintain for the demised premises subject to the provisions of Clause 7(b) hereof air-conditioning services whenever the same, shall be operating during the hours specified in Clause 8(b) hereof provided that the electric power for any fan-coil air--cooling and circulating units installed within or exclusively for the demised premises shall be connected to the Lessee/s electricity supply meter and the Lessee shall pay direct to the supply authority or undertaking for the electricity consumed thereby and provided further that the Lessee shall permit the Lessor and its servants agents or contractors access to the demised premises at all reasonable times and upon prior notice for the purpose of carrying out necessary maintenance repair or replacement of any air-conditioning plant and equipment installed within the demised-premises by the Lessor.

7.

IT IS HEREBY EXPRESSLY PROVIDED as follows:

(a)

7)

If the rent reserved or any part thereof shall be in arrears for seven days (whether formally demanded or not) or in the case of the breach or non-observance or non-performance of any of the covenants terms and conditions herein. contained and on the part of the Lessee to be observed or performed or if the Lessee (being an individual) shall become bankrupt or (being a corporation) shall go into liquidation or shall have any order made or resolution passed for its winding up other than a resolution for voluntary winding . up for the purpose of amalgamation or re-construction or (being a firm or partnership) shall cease trading or shall have its Business Registration cancelled or shall enter into any composition or arrangement with his creditors, or shall suffer execution to be levied upon any of his goods or effects it shall be lawful for the Lessor at any time thereafter to re-enter upon the demised premises or any part thereof in the name of the whole and to forfeit the rental deposit paid under Clauses 6(a) hereof and thereupon this Lease shall absolutely determine but without prejudice to any rights which may have accrued to the Lessor by reason of any antecedent breach of any of the obligations on the part of the Lessee hereinbefore contained AND a written notice served by the Lessor on the Lessee or left at the demised premises to the effect that the Lessor thereby exercises the power of re-entry shall be a full and sufficient exercise of such power without actual entry on the part of the Lessor.

(i)

Notwithstanding anything hereinbefore contained in the event of default in payment of rent and or Management Fee and or Air-Conditioning Charge for a period of seven days from the date an which the same falls due for payment, the Lessee shall further pay to the Lessor on demand interest on the amount in arrears at the rate of 3.5% per month calculated from the date on which the same becomes due for payment (i.e. from the 1st day of each month as stipulated in Clause 3 hereof) until the date of payment as liquidated damages and not as penalty provided that the demand and/or receipt by the Lessor of interest pursuant to this provisions shall be without prejudice to and shall not affect the right of the Lessor to exercise any other right or remedy hereof (including the right of re-entry) exercisable under the terms of this Lease.

(ii)

Notwithstanding anything herein contained if the rent management air-conditioning or other charges or moneys herein reserved or any part or parts hereof shall be in arrears {hereinafter referred to as “the Arrears”} for a period of seven (7) days the Lessor shall be entitled to recover from the Lessee as a debt the expenses incurred by the Lessor in the course of recovering the Arrears including without limitation:

A)

such sure as the Lessor shall reasonably determine being collection charges for the additional work incurred by the Lessor’s staff and/or the Manager (as the case may be) collecting the Arrears;

B)

all Solicitors’ and/or counsel’s fees and court fees incurred by /the Lessor for the purpose Of recovering the Arrears;

C)

all other reasonable fees paid to debt-collectors appointed by the Lessor for the purpose of collecting the Arrears, arid

Provided always that the rights and remedies given to the Lessor by this Clause shall be deemed cumulative remedies and shaft not prejudice any right of action or any remedy of the Lessor for the recovery of any rent or money due to the Lessor from the Lessee,

(iii)

In addition and without prejudice to the Lessor’s right under Clause 8(a)(t) and (ii) hereinabove, in the event of the Lessee failing to pay rent or committing any breach of this Lease the Lessor may, and the Lessee hereby specifically authorises the Lessor to cut off .the. supply of electricity air-conditioning and other services to the demised premises and/ to dispose of all objects including goods, merchandise, equipment, furniture and fixtures in or at the demised premises in such manner as the Lessor shall deem fit, and any expenses in connection therewith shall be paid by the Lessee and shall be recoverable from it as a debt.

(b)

The Lessor shall provide, and maintain far the demised premises de ring the said term a central air-conditioning service between 8:30 a.m. and 6:00 p.m. from Mondays to Fridays and between 8:30 a.m. and 1:30 p.m. on Saturdays except Sundays and Public Holidays provided that the Lessor shall neither be liable to pay compensation to the. Lessee in respect of any period during which due. to circumstances beyond the control of the Lessor the proper operation of the air-conditioning plants shall be interrupted as a result of mechanical failure . or need for repair or overhaul nor shall- the Lessor be. fable thereby to grant an abatement of rent in respect of such interruption.

(c)

8)

If the demised premises or any part thereof are rendered uninhabitable by fire, water, storm, wind, typhoon, defective construction, white ants, earthquake or any calamity beyond the control of the Lessor and not attributable to any failure by the Lessee to observe and carry out the terms of this Lease the rent or apart thereof proportioned to the extent to which the demised premises shall have been so rendered uninhabitable shall abate and cease to be payable until the same shall have been again rendered ft for occupation provided always that the Lessor shall not be required to reinstate the demised premises if by reason of tire condition of the same or any local Regulations or other circumstances it is not practicable or reasonable to do so.

(i)

if at any time during the continuance of this Lease any competent government authority shall condemn the said building as a dangerous structure and it shall be pulled down or shall make a demolition order or a closure order affecting the demised premises or any part thereof the Lease hereby created shall cease as from the commencement of the pulling down of the demised premises or from the time when such -- --demolition or -closure order shall become operative¬

(b)

The Lessor shall not be bound by any representations or promises with respect to the said building and its appurtenances or in respect of the demised premises except as herein expressly set forth with the object and intention that the whole of the agreement between the Lessor and the Lessee shall be as set forth herein and shall in no way be modified by any discussions or correspondence which may have preceded the signing of this Lease.

(c)

No condoning, excusing or overlooking by the Lessor of any default breach or non-observance or non-performance by the Lessee at any time or times of any of the Lessee/s obligations herein contained shall operate as a waiver of the Lessor’s rights hereunder in respect of any continuing or subsequent default breach car rion-observance or non-performance or so as to defeat or affect in any way the rights of the Lessor herein in respect of any such continuing or subsequent default or breach and no waiver by the Lessor shall. be inferred from or implied by anything done or admitted by the Lessor unless expressed in writing and signed by the Lessor.

(d)

This Lease and the obligations of the Lessee to pay rent and other sums due hereunder and perform the Lessee’s obligations hereunder shall in no way be affected, impaired or excused in the event that the Lessor is unable due to circumstances beyond its control to full any of its obligations under this Lease or to supply or is delayed in supplying any service expressly or impliedly to be supplied or is unable to make or is delayed in making any repair, additions, alterations or decoration or is unable to supply/ or is delayed in supplying any equipment or fixtures by reason of strike, labour disputes or shortage of materials or any causes whatsoever or by reason of any order or regulation made or issued by any competent government authorities.

(e)

For the purposes of these presents any act default Of omission of the agents servants, visitors, Staffs and customers of the Lessee shall be deemed to be the act, default or omission of the Lessee.

(f)

The expression “the Lessee” shall (where the context permits) means and include the party or parties specifically named and shall not include the executors and administrators of ally such party or where such party is a corporation or any liquidator thereon

(g)

The Lessee hereby expressly declares that at the expiration or sooner determination of this Lease the Lessee will not invoke of seek to avail himself of any protection which may or shall hereafter be afforded by any ordinance or regulation of The Government of HKSAR protecting tenants or lessee from eviction but will promptly and punctually quit and deliver up possession of the demised premises at the expiration of this Lease or sooner determination its aforesaid.

(h)

Acceptance of rent by the Lessor- shall nor be deemed to operate as a waiver by the Lessor of any right to proceed. against the Lessee in respect of any breach, noel-observance or non-performance by the Lessee of any of the stipulations, terms and conditions herein contained and on the Lessee/s part to be observed and performed.

(i)

9)

The Lessor shall not be antler any liability to the Lessee or to any other person whatsoever in respect of any loss or damage to person or property sustained by the Lessee or any such other person caused by or through or in any way owing to the overflow of water or- the escape of fumes, smoke, fire or any other substance or thing from anywhere within the said building or caused as a result of burglary or robbery.  The Lessee shall fully and effectually indemnify the Lessor from and against all claims and demands made against the Lessor by any person in respect of any loss damage or injury caused by or through or in any way owing to the overflow of water or the escape of fumes, smoke, fire or any other substance or thing from the demised premises or to the negligence or default of the Lessee, his servants, agents or licensees or to the defective or damaged condition of the interior of the demised premises or any fixtures or fittings the repair for which the Lessee is responsible hereunder and against all costs and expenses incurred by the Lessor in respect of any such claim or demand.

(i)

The Lessor. shall not be liable for any injury to the Lessee, his servants, licensees or invitees caused by any defect in or by the defective or negligent working of any lifts or escalators or air-conditioning plants in the said building by the Lessor’s servants or otherwise and the Lessee shall indemnify the Lessor against all claims, actions and proceedings in respect of such injuries.

(ii)

The Lessor shall not be responsible to the Lessee or the Lessee/s licensees, servants, agents or other persons in the demised premises or calling upon the Lessee for any incident happening or injury suffered or damage to or loss of any chattel or property sustained in the demised premises or in the said building,

(b)

The Lessor shall have the right at any tune without the same constituting an actual or constructive eviction of the Lessee and without incurring any liability to the Lessee therefor to change the arrangement and/or location of entrances, passageways, doors, doorways, corridors, landings, staircases, lobbies, lifts, escalators, toilets or other public parts of the said building or any services of apparatus serving the said building and to change the name, number or designation by which the said building is known.

(c)

The Lessee hereby acknowledges and agrees that if at any tune during the Term hereby created the Lessor

(i)

shall redevelop the Building, (which intention to redevelop shall be sufficiently evidenced by a copy of Resolution of its Directors certified to be a true and correct copy by its Secretary) then the Lessor shall be entitled to give six clear calendar months/ notice in writing expiring at the end of any calendar month during the said term terminating this Lease and immediately upon the expiration of such notice this Lease and everything herein contained shall cease and determine but without prejudice-to the rights and remedies of the Lessor against the Lessee in respect of any antecedent claim or breach of any of the agreements, stipulations, covenants, terms and/or conditions herein set out, or

(ii)

shall renovate, alter or make addition to the said building or any part thereof thereby causing annoyance at disturbance to the Lessee, the Lessee shall not be entitled to make any. claim against the Lessor howsoever arising from such renovation, alteration or addition as constituting a breach of any of the Lessor’s obligations under this Lease.

(d)

The Lessor shall not be responsible or under any liability to the Lessee far u the breach of the said Deed of Mutual Covenant and/or Management Agreement by any tenants or occupiers of ether premises in the said-building aril any rights, interests, claims, damages and compensation arising in respect of any such breach shall inure to the Lessor only.

(e)

For the /purposes of the Landlord and Tenant [Consolidation}) Ordinance, Chapter 7, Part III and of these presents, the rent payable ill respect of [lie demised premises shall be and be deemed to be in arrear if riot paid in advance at the times and in manner hereinbefore provided for payment thereof,. All costs of and incidental to the demand for rent distraint or any legal action for the recovery of rent and any other sums due hereunder shall be recoverable from the Lessee as a debt.

(f)

The Lessee hereby expressly declares that he has paid no premium, construction fee, key money or other sum of money of a similar nature to the Lessor or other person or persons authorised by him for the possession of the demised prey-rises or for the granting of this Lease.

(g)

Any notice under this Lease shall be in writing and any bill statements or notice to the Lessee shall he sufficiently served if left addressed to it at the demised premises or any part thereof or sent to its registered office by registered post or left at its last known business address in Hong Kong and any notice- to the Lessor shall be sufficiently served if delivered to its last registered office or sent to its registered office or sent to its registered office by registered post or delivered to its known business address in Hong Kong.

(h)

Each party shall bear its. own legal costs to the preparation and completion of this Lease save and except that the Stamp Duty shall be borne and paid by the parties in equal shares and the Lessee shall pay a handling charge in sum of HONG KONG DOLLARS FIVE HUNDRED to the Landlord for the preparation of this Lease.

(i)

The Lessor at its absolute discretion has the right at any time during the term of this Lease to serve a notice in writing upon the Lessee to change the name of the said building.

(j)

Thus Lease sets out. the full agreement reached between the parties hereto and no other representations have been made or warranties given relating to this Lease or the said building or the demised premises and if any such representation or warranty had been given or waived..

The Lessee hereby declares and confirms that it has duly inspected the Premises and is satisfied with the current state and condition of the Premises and the fixtures and finishes therein.  The parties hereto agree that the Premises will be let to the Lessee by the Lessor in the state and condition as at the date of the signing of this Agreement and no warranty or representation whatsoever has been given or is made by the Lessor or its agents regarding the user of the Premises and the Lessee shall satisfy itself or shall be deemed to have satisfied itself that they are suitable for the purposes for which they are to be used and the Lessee hereby agrees that it will at .its own expenses apply for any requisite license or licences, permit or permits from all Government or Public Authorities concerned in respect of the carrying on of the Lessee’s business therein with and shall execute and comply with all Ordinances, Regulations, Orders, Notices or Rules made by all competent Government or Public Authorities in connection with the conduct of such business by the Lessee in the Premises and the Lessee hereby further agrees to indemnify the Lessor in respect of any breach by the Lessee of the. aforesaid and in particular but without limitation no warranty or representation is made by the Lessor or its agents regarding:

(i)

the fittings and finishes or the. installations and appliances (if any) in the Premises and/or the Building;

(ii)

the state and condition of the Premises or the Building and the user thereof;

(iii)

the composition of the Building.

10.

It is, hereby declared that (if the context hermits or requires) the singular number plural and the masculine gender shall include the feminine and the neuter and vice

IN WITNESS

whereof this Lease has been executed by the parties hereto the day and year first above written,

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

THE FIRST SCHEDULE ABOVE REFERRED TO

First Part

The Lessor	-	Hollywood Palace Company Ltd. (Incorporated in the British Virgin Islands as an International Business Company) Top Floor, Chinaehern Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.
The Lessee	-	Asian World Enterprises Co. Ltd. Suite UG202, UG2 Floor Chinachern Golden Plaza 77 Mody Road, Tsimshatsui East Kowloon
Second Part
The Premises	-

ALL THAT UNIT UG202 (ALSO KNOWN AS SUITE UG202) ON THE UG2 FLOOR (which said Suite 1 Floor is for the purposes of identification shown and coloured Pink on the plan hereto attached) of the building known as CHINACHEM GOLDEN PLAZA, NO.77 MODY ROAD, NO. t6 SCIENCE MUSEUM ROAD, KOWLOON (hereinafter referred to as “the y building”) erected on ALL THAT piece or parcel of ground registered in the Land Registry as KO WLOON INLAND LOT NO. 10730.

Third Part
Term of Tenancy	-	Two(2) years
Date of Commencement	-	1st October 2005
Date of Expiration	-	30th September 2007
Option	-	NIL
Fourth Part
The Rent	-	HK$330,000.00 per calendar month
Fifth Part
The Rent Free Period	-

No rent will be charged for the 1st, 2nd, 3rd, 13th, 14th and 24th months of the term mentioned above. However, the rent free period will not be free of any, other outgoings that Lessee covenants to pay under the Lease.

Sixth Part
The Management Fee	-	HK$24,750.00 per calendar month
The Air-conditioning Charge	-	HK$24,750.00 per-calendar month

Seventh Part
The Rental Deposit	-	HK1,138,544.00

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

THE SECOND SCHEDULE ABOVE REFERRED TO

RULES AND REGULATIONS

I.

Plumbing fixtures shall be used only for the purposes for which they were constructed. No sweepings rubbish rags or other alien substances shall be deposited therein. A!1 costs for making good damage resulting from any misuse of the plumbing fixtures shall be borne by the Lessee.

II.

No Lessee shall drill into or in any way deface any part of the demised premises or the building.  No drilling shall be permitted save with prior written approval of the Lessor and as the Lessor may direct.

III.

Save with prior written consent of the Lessor, which. consent will not normally be granted, no flagpoles or serials shall be erected, and no flags shall be flown from windows or elsewhere in or upon the building.

IV.

Each Lessee must upon the termination of his Lease restore to the Lessor all keys of offices and toilet roams used by the Lessee.

V.

All removals or the carrying in or out of furniture or bulky matter of any description must take place after office hours and during the hours which the Lessor or his agent may determine from time to time.  The Lessor reserves the right to exclude goods from the building which violate any of these Rules and Regulations or the Lease of which these Rules and Regulations are a part.

VI.

No Lessee nor any of the Lessee’s servants employees agents visitors or licensees shall bring into any passenger lift in the building any goods effects chattels luggage bulky parcels food trays tiffin carriers or other space-occupying items and the Lessee shall ensure that such items are restricted to the designated lift.

VII.

No Lessee shall do or permit to be done in. the demised premises or any part thereof any act which shall or might subject the Lessor to any liability or responsibility for injury to any person or to property.

VIII.

Window shall remain closed locked save in emergency such as fire or breakdown of the air-conditioning system and the reasonable extent necessary to enable the Lessee to clean the same.

IX.

Canvassing and peddling in the building is prohibited and each Lessee shall co¬operate to prevent the same.

X.

Save with the prior written consent of the Lessor, which consent will not normally be granted, no cooking nor preparation of food shall be permitted by any Lessee in the demised premises. No Lessee shall permit any unusual or objectionable odours to be produced upon or permeated. from the demised premises.

XI.

No Lessee shall cause or permit any noise which is or may be a nuisance or annoyance to the occupants of other portions of the building.

XII.

The Lessee shall, not install in the demised premises any partitioning other than that supplied or approved by the Lessor.

XIII.

No animals or pets to be kept in the demised premises

XIV.

All. blinds and/or curtains used within the demised premises shall confirm externally to a standard colour and design and such blinds and/or curtains shall be approved. by the Lessor so as to preserve a uniform external appearance.

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

SIGNED by	)
)
For and on behalf of the Lessor	)
)
)
)
in the presence of::-)
)
)
)
)
SIGNED by	)
)
For and on behalf of the Lessee	)	For and on behalf of
	)	ASIAN WORLD ENTERPRISES CO. INC.
)
	)	_____________________________________
	)	Authorized Signature(s)
)
in the presence of:-)

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

RECEIVED the day and year first above written	)
)
of and from the Lessee the sum of HONG KONG	)
)
DOLLARS ONE MILLION AND ONE .HUNDRED	)
)
THIRTY EIGHT THOUSAND . FIVE HUNDRED ONLY	)
)
being the deposit money above mentioned to be paid by the	)
)
Lessee to the Lessor.	) HK$1,138,500.00
)
)
)
IN THE PRESENCE OF :-)
)

= "LAST PAGE ONLY"  =  0,  =  1) 0 = 1 10/31/2006 4:31 PM

Dated the                     day of                                       2005

HOLLYWOOD PALACE COMPANY LTD.

AND

ASIAN WORLD ENTERPRISES CO. LTD.

LEASE

Exhibit 4.28

Private & Confidential

Our Ref : BDD/HT/04-A00911

3 March 2004

Hua Yang Printing Holdings Company Limited

Unit B, Block 1, 25/F., Tai Ping Industrial Centre

57 Ting Kok Road

Tai Po, New Territories

Attn:

Mr. Murphy Kevin / Mr. Joe Chan

CEO /Financial Controller

Dear Sirs:

1.

Revision of Domestic / Export Notification Factoring without Recourse Facility (or with Recourse Facility plus insurance cover accepted by East Asia Healer Limited)

2.

Revision of Domestic / Export Notification Factoring with Recourse Facility

3.

Sales & Lease Back Facility (Lease Agreement No. 03R-031) (Sub-limit of US$1,038,749.84 as at 25 February 2004)

4.

Sales & Lease Back Facility (Lease Agreement No. 03B-004) (Sub-limit of US$240,911.21 as at 25 February 2004)

Further to our recent discussions, we have pleasure to advise you that we are prepared to grant you the above facilities under the following terms and conditions:

1.

Revision of Domestic / Export Notification Factoring without Recourse Facility (or - with Recourse Facility plus insurance cover accepted by East Asia Heller Limited)

1.

Revision of Domestic / Export Notification Factoring with Recourse Facility

Net Finance Amount	:	US$4,000,000.00

Sub-limit of US$1,000,000.00 for Domestic / Export Notification Factoring with Recourse Facility.  If not utilized, this sub-limit can be added to the Domestic / Export Notification Factoring without Recourse Facility or with Recourse Facility plus insurance cover accepted by East Asia Heller Limited.

Sub-limit of US$1,038,749.84 (outstanding balance as at 25 February 2004) for Sales & Lease Back Facility (lease agreement no. 03R-031). If not utilized, this sub-limit can be added to the Domestic / Export Notification Factoring without Recourse Facility or with Recourse Facility, plus insurance cover accepted by East Asia Heller Limited.

Sub-limit of US$240,911.21 (outstanding balance as at 25 February 2004) for sales & lease back facility (lease agreement no. 03B-004). If not utilized, this sub-limit can be added to the Domestic / Export Notification Factoring without Recourse Facility or with Recourse Facility plus insurance cover accepted by East Asia Heller Limited.

Mode of Advance	:

Completely at the discretion of East Asia Heller Limited and not exceeding 80% against invoice value meant to settle dues to you as supported by purchase orders, relevant invoice and evidence of delivery

Commission	:	Commencing on 1 May of each calendar year:

Total Factored Receivables for the first US $10,000,000,00:

-

0.80% on invoice value (Domestic / Export Notification Factoring without Recourse Facility or with Recourse Facility plus insurance cover accepted by East Asia Heller Limited)

-

0.40% on invoice value (Domestic Notification Factoring with Recourse Facility)

-

0.50% on invoice value (Export Notification Factoring with Recourse Facility)

Thereafter

-

0.70% on invoice value (Domestic / Export Notification Factoring without Recourse Facility or with Recourse Facility plus insurance cover accepted by East Asia Heller Limited)

-

0.30% on invoice value (Domestic Notification Factoring with Recourse Facility)

-

0.40% on invoice value (Export Notification Factoring with Recourse Facility)

Minimum Commission	:	Subject to a minimum quarterly commission of US $10,000.00. A pro rata sum of any shortfall will be debited to your factoring account on the last day of each quarter.

Initial Payment Charge	:

For Export Notification Factoring with / without Recourse Facility

Calculated on the money advanced on an actual daily outstanding basis at a rate of 0.5% per annum over the US Dollar Prime Rate quoted by the CitiBank of New York, i.e. at 4.5% (4% plus 0.5%) per annum presently, or our cost of fund plus 0.5%, whichever is higher

For Domestic Notification Factoring with / without Recourse Facility

Calculated on the money advanced on an actual daily outstanding basis at a rate of 0.5% per annum over the Hong Kong Dollar Prime Rate quoted by the Hong Kong & Shanghai Banking Corporation, 5.5% (5% plus 0.5%) per annum presently, or our cost of fund plus 0.5%, whichever is higher

Review Fee	:	An annual review fee of 0.1% on your facility amount will be debited from your account on. each anniversary date of this offer letter so long as the facilities are made available to you.

Customers	:	To be advised individually. All invoices on or after the signing of the receivables purchase agreement for the approved customers must be submitted to East Asia Heller Limited.

For Domestic / Export Notification Factoring with Recourse Facility Customer's receivable that is due and unpaid for more than 90 days will be classified as ineligible.

For Domestic / Export Notification Factoring with Recourse Facility Customer's receivable that is due and unpaid for more than 120 days will be classified as ineligible.

Verification of Invoice	:

All invoices to be discounted by us must be signed and stamped by your customers as received We will have the right to verify with your customers on invoices submitted or discounted by us at any time we think fit. Should there be cancellation or amendment on the invoices discounted by us, we must be notified immediately.

Full Notification	:	All invoices discounted by us must be printed/stamped as follows:

"IMPORTANT NOTICE" This invoice and the amount due and payable hereunder has been assigned to EAST ASIA HELLER LIMITED to whom this belongs. All payments should be made directly payable to:

EAST ASIA HELLER LIMITED Suite 901-903, Central Plaza 18 Harbour Road Wanchai, Hong Kong

Any non-delivery or amendment related to this . invoice should be reported to EAST ASIA HELLER LIMITED at 2586 0000 within 10 days from the date hereof, and no claim will be entertained thereafter.

Copies of notification letters to your customers will be.-sent for your endorsement. An acknowledgement from each of. your customers giving their consent to settle the accounts directly to us is required.

Commitment period	:

The facility shall not be terminated within one year after the first submission of invoice. You are required to give East Asia Heller Limited not less than 60 days prior written notice for termination of the Facility.

Other Condition	:	We will continue to hold the Receivables Purchase Agreement executed by Hua Yang Printing Holdings Company Limited in favour of East Asia Heller Limited.

2. Sales & Lease Back Facility (Lease Agreement No. 0313-004) (Sub-limit under the US$4,000,000.00 Factoring Facility)
Lease Items	:	please refer to lease agreement number 03B-004

Outstanding Balance	:	For Lease-Agreement No. 03B-004 US $240,911.21 as at 25 February 2004.

All other terms and conditions of the above Sales & Lease Back Facility available to you remain unchanged.

3. Sales & Lease .Sack Facility (Lease Agreement No. 0311-031) (Sub-limit under the USS4,000,000.00 Factoring Facility)
Lease Items	:	please refer to lease agreement number 0311-031

Outstanding Balance	:	For Lease Agreement No. 03R-031 US $1,038;749.84 as at 25 February 2004

All other terms and conditions of the above Sales & Lease Back Facility available to you remain unchanged.

4. 'For the above Facilities
Financial Information And Examination	:

You are required to provide us with semi-annual in-house financial statements within 90 days from the period end-and annual audited financial statements within 270 days from the closing day of accounting period.

This offer is subject to our audit of your accounting books on semi-annual basis although we reserve the absolute right and power to examine them at any time we may think fit.

Guarantee	:	We will continue to hold the corporate guarantees executed by Zindart Limited. and Hua Yang Holdings Company Limited on 20 June 2003 in favour of East Asia Heller Limited

Other Conditions	:

We will continue to hold a Letter of set-off between the factoring and leasing accounts of Hua Yang Printing Holdings Company Limited executed on 20 June 2003.

Factoring facility must be in place, or the leasing facility will become repayable on demand.

Hua Yang Holdings Company Limited is to subordinate not less than HK$69,000,000.00 to Hua Yang Printing Holdings Company Limited in favour of East Asia Heller Limited. No repayment is allowed without the written consent of Last Asia Heller Limited.

Zindart Limited is required to maintain a minimum net income after tax at not less than USS 1,000,000.00 for each financial year.

The extension - of the above. facilities is conditional upon that there being no material deterioration of the credit standing of your company as decided solely by Last Asia Heller Limited which has the right to modify. reduce or cancel the facility at any time without prior notice.

We trust that the above facilities will bring upon a mutually beneficial relationship between us. Should you have any queries, please feel free to contact our Ms. Hady Tang at telephone number 2586 0010.

Kindly signify, your acceptance. of. our offer by signing and returning this letter and the enclosed board minutes to us on or before 19 March 2004. Beyond this date, our offer will lapse without further notice.

Yours faithfully

For and on behalf of

East Asia Heller Limited

Kelvin Ho

Hady Tang

Vice President

Assistant Vice President

KHIHTIbl/Encl.

We hereby accept the credit facilities on the above terms and conditions stipulated in your facility letter dated 3 March 2004. We understand and acknowledge that our personal data and personal data of other individuals (including shareholders and directors of applicants for credit facilities and persons providing security or guarantee for credit facilities) may be disclosed or verified by East Asia Heller Limited with any parties such as credit reference agencies and used for purposes directly related to the above mentioned transaction and the financial businesses of East. Asia Heller Limited or its associated companies from time to time. -We are also aware that we may request access and correction to our personal data kept with East Asia Heller Limited through the Credit Manager at 901-903 Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

Exhibit 4.29

SECOND AMENDMENT TO LEASE AGREEMENT

SECOND AMENDMENT TO LEASE AGREEMENT (hereinafter “Amendment”) made this _________day of August, 2004 by and between BEE DIC REALTY CO., a joint venture ,now consisting of the following entities: Estate of Joseph R. Weny, Scott K. Perkins, Executor, and Frank X. Weny and Mary Ethel Weny Trust, William Hanse, Trustee, as successors to Weny Bros. & Storms Co.; Nathan Mandelbaum, Joint Venturer, as successor to Nathan Mandelbaum, Trustee; and Houston Investments Real Estate Limited Partnership, by David Houston, as successor to Anne S. Houston; with offices c/o Scott K. Perkins, James E. Hanson, Inc., 235 Moore Street, Hackensack, New Jersey 07601 (hereinafter “Landlord”) and INTERNATIONAL PLAYTHINGS, INC., A New Jersey corporation, having an office at 75 Lackawanna Avenue, Parsippany, New Jersey 07054 (hereinafter “Tenant’”).

WHEREAS, on December 1, 1995, Landlord and MINNESOTA MINING AND MANUFACTURING COMPANY, a Delaware corporation (“3M”), entered into that certain Lease (hereinafter “Lease”) for approximately 119,366 square feet of space in the building commonly known as 75 Lackawanna Avenue, Parsippany-Troy Hills, New Jersey (hereinafter “Leased Premises”); and

WHEREAS, 3M assigned the Lease to Tenant and Landlord consented to such assignment; and

WHEREAS, Landlord and Tenant have previously entered into a first Amendment to Lease Agreement dated May 27, 1998, in which the parties made certain changes to the Lease; and

WHEREAS, the parties wish by this Second Amendment to Lease Agreement to further modify the terms of the Lease;

NOW, THEREFORE, in consideration of the sum of One ($1.00) Dollar and for other good and valuable consideration, the mutual receipt and legal sufficiency of which is hereby acknowledged, the parties agree as follows:

5.

Paragraph 13 of the First Amendment to Lease Agreement, amending section 42 of the Lease, is hereby deleted and in its place the following is substituted:

The term of the Lease is hereby extended for one (1) five-year additional term, said additional term to commence on June 1, 2005 and end on May 31, 2010. The Tenant shall have no further extension or renewal privileges. Monthly basic rent during this five-year renewal term shall be $54,709.42 ($656,513.04 per year).

6.

In consideration of the Tenant’s execution hereof, the Landlord agrees to (1) desist in pursuing any claim against Tenant for $58,570.07. representing Tenant’s CAM charges for repaving part of the Leased Premises; and (2) desist in pursuing any claim against Tenant for $5,660.65, representing Tenant’s pro rata share of the cost of removing a tree.

7.

In consideration for the Tenant’s execution hereof, the Landlord agrees to make the following capital improvements:

(a)

Replace five (5) existing unit heaters in the warehouse.

(b)

Replace where needed warehouse lighting with energy efficient fixtures. Landlord also will replace any additional light fixtures which have not already been upgraded by either Landlord or Tenant.

(c)

Replace all existing overhead loading doors with new insulated doors.

(d)

Replace entrance doors for main entrance and personnel entrance with insulated glass and clear aluminum frames. Install one new exit door in the warehouse area (loading dock side).

(e)

Replace office ceiling tiles where needed.

Landlord shall begin work on said improvements upon the complete execution of this Second Amendment to Lease Agreement and shall complete same within four (4) months of the date hereof

1.

Each party represents and warrants that it has dealt only with Colliers Houston & Co- and Grubb & Ellis Company in connection with this Amendment and that no other broker participated in or negotiated this Amendment or is entitled to any commission. Tenant agrees to indemnify and hold harmless Landlord (including costs of suit and reasonable attorneys’ fees) from claims by any other broker alleging to have acted on behalf of Tenant. Landlord agrees to indemnify and hold harmless Tenant (including costs of suit and any reasonable attorneys’ fees) from claims by any other broker alleging to have acted on behalf of Landlord.

2.

In all other respects, each party acknowledges that the December 1, 1995 Lease and May 27, 1998 First Amendment to Lease Agreement are now in full force and effect and good standing and that neither party is in breach or default of its obligations, and that, except as set forth in this First Amendment and this Second Amendment, the Lease is unmodified and is hereby ratified and affirmed

IN WITNESS WHEREOF, the parties hereto have executed this Lease as of the date first set forth hereinabove.

WITNESS:

Bee Dic Realty Co.

BY:

Scott K. Perkins, President

ATTEST:

International Playthings, Inc.

BY:

POWER OF ATTORNEY

This Power of Attorney is made on

Between:

the Principal (s)

whose address is

And:

the Agents (s)

individually referred to as “I” or “my”,

whose address is

referred to as “You”.

Grant of Authority.  I appoint You to act as my Agent (called an attorney in fact) to do each and every act which I could personally do for the following uses and purposes:

Powers.  I give You all the power and authority which I may legally give to You. You may revoke this Power of Attorney or appoint a new Agent in your place. 1 approve and confirm all that You or your substitute may lawfully do on my behalf.

Signatures.  By signing below, I acknowledge that I have received a copy of this Power of Attorney and that I understand its terms.

Witnessed by:

Important:  The back of this form (part A) may be used to provide that the Power of Attorney is effective now and remains in effect even if I become disabled. It can also be provided (part B) that the Power of Attorney is effective ONLY if I become disabled.

DISABILITY

Definition of Disability.  (N.J.S.46:2b-8b) A principal shall be under a disability if the principal is unable to manage his or her property and affairs effectively for reasons such as mental illness, mental deficiency, physical illness or disability, advanced age, chronic use of drugs, chronic intoxication, confinement, detention by a foreign power or disappearance.

Clauses [A] and [B] below shall not be a part of this Power of Attorney unless they are signed by the Principal (s).

A.

Takes Effect Regardless of Disability.  This Power of Attorney is effective now and remains in effect even if t become disabled .(as defined above).

Dated:

(Seal)

Witness:

(Seal)

B.

Takes Effect Only Upon Disability.  This Power of Attorney will only become effective when (and if) I become disabled (as defined above).

Dated:

(Seal)

Witness:

(Seal)

To

STATE OF NEW JERSEY, COUNTY OF

SS.:

I CERTIFY that on

personally came before me and acknowledged under oath, to my satisfaction, that this person (or if more than one, each person):

(a) is named in and personally signed this document, and

(b) signed, sealed and delivered this document as his or her act and deed.

(Print name and title

CONSENT TO ASSIGNMENT

CONSENT TO ASSIGNMENT (this “Consent”) is made as of the 27th day of May, 1998 by and among BEE DIC REALTY CO., a joint venture consisting of Weny Bros. & Storms Co., Nathan Mandelbaum, Trustee and Anne S. Houston, having an address c/o Weny Bros. & Storms Co., 104 McLean Boulevard, Paterson, New Jersey 07514 (the “Landlord”), MINNESOTA MINING AND MANUFACTURING COMPANY, a Delaware corporation, having an address at P.O. Box 33331 St. Paul, MN 5133 (“Assignor”) and INTERNATIONAL PLAYTHINGS, INC., a New Jersey corporation, with an address of 75 Lackawanna Avenue, Parsippany, New Jersey  07054 (“Assignee”).

W I T N E S S E T H:

WHEREAS, Landlord and Assignor entered into that certain Lease dated December l, 1995 (the “Lease”) for 119,366 square feet of space in the building located at 75 Lackawanna Avenue, Parsippany-Troy Hills, New Jersey (the “Leased Premises”);

WHEREAS, the Assignor desires to assign the Lease to Assignee, and Assignee desire to accept such assignment and assume the obligations of Assignor thereunder in accordance with the terms and conditions of a certain Assignment of Lease dated as of June 1, 1998 (the “Assignment Agreement”);

WHEREAS, Section 27 of the Lease requires assignment of the Lease; and lord’s consent to any

WHEREAS, as a condition to Assignee’s willingness to accept the assignment of the Lease pursuant to the Assignment Agreement, and Landlord’s willingness to enter into this Consent, Landlord and Assignee shall, on even date herewith, enter into a certain First Amendment to Lease providing for the extension of the term of the Lease and the modification of certain other terms and conditions thereof (the “First Amendment”);

NOW, THEREFORE, in consideration of certain covenants and agreements and for certain other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Landlord, Assignee and Assignor hereby agree as follows:

1.

Landlord hereby consents to the assignment of the Lease from Assignor to Assignee effective as of June 1, 1998 (the Transfer Date”).

1.

Neither the Assignment nor this consent thereto shall release or discharge Assignor from any liability under the Lease which may accrue through and including the originally scheduled expiration date of the Lease on August 31, 1999, and Assignor shall remain liable and responsible for the full performance and observance of all of the provisions, covenants and conditions set forth in the Lease on the part of Tenant to be performed and observed, including, without limitation, all amounts which may be due Landlord as permitted by and provided in the Lease, provided, however, Assignor’s liability under the Lease shall not extend to any additional obligations of the Tenant under the First Amendment to Lease or any extension, modification or amendment of the Lease (including any increases in the existing rent obligations or term extensions under Section 42 of the Lease or otherwise), it being the express understanding of Landlord and Assignor that the obligations of Assignor shall be limited to the existing Lease obligations of the Tenant under the Lease through the presently scheduled expiration date of the Lease on August 31, 1999.  Any breach or violation of any provision of the Lease by Assignee shall be deemed to be and shall constitute a default by Assignor in fulfilling such provision.  In the event of a default under any of the terms of the Lease, Landlord shall have the right to proceed directly and immediately against Assignor without any requirement any action be brought against Assignee, and such proceeding is not to be deemed an irrevocable election of remedies. Assignor’s liability under the Lease shall in no way be affected by (a) the release or discharge of Assignee in any creditors’, receivership, bankruptcy or other proceedings, (b) the impairment, limitation or modification of the liability of the Assignee or the estate of the Assignee in bankruptcy, or of any remedy for the enforcement of the Assignee’s said liability under the Lease, resulting from the operation of any present or future provision of the Bankruptcy Code or other statute or from the decision in any court; (c) the rejection or disaffirmance of the Lease in any such proceedings; (d) the assignment or transfer of the Lease by Assignee; (e) any disability or other defense of the Assignee, or (f) the cessation from any cause whatsoever of the liability of the Assignee.  No delay on the part of the Landlord in exercising any rights under the Lease against Assignee or failure to exercise the same shall operate as a waiver of such rights; no notice to or demand on the Assignor shall be deemed to be a waiver of the obligation of the Assignor or of the right of the Landlord to take further action without notice or demand as provided under the Lease; nor in any event shall any modification or waiver of the provisions of the Lease be effective unless in writing nor shall any such waiver be applicable except in the specific instance for which given.

2.

Assignor and Assignee hereby agree that (i) Assignee shall assume absolutely and irrevocably all duties and obligations of Assignor as Tenant under the Lease arising or accruing under the Lease from and after the Transfer Date, and (ii) Assignor shall remain solely liable for all obligations arising or accruing under the Lease up to the Transfer Date

3.

Except as expressly provided herein, nothing contained in this Agreement shall:

(a)

be construed to modify, waive or affect (i) any of the provisions, covenants or conditions in the Lease, (ii) any of Tenant’s obligations under the Lease, or (iii) any rights or remedies of Landlord under the Lease or otherwise or to enlarge or increase Landlord’s obligations or tenant’s rights under the Lease or otherwise, or

(b)

be construed to waive any present or future breach or default on the part of tenant under the Lease.  In case of any conflict between the provisions of this Agreement and the provisions of the Assignment, the provisions of this Agreement shall prevail unaffected by the Assignment.

1.

This consent by Landlord shall not be construed as a consent by Landlord to any further assignment by ‘tenant.

2.

The liability of Assignor under the Lease shall not be released, discharged or in any way impaired by any amendment, modification, or extension of the Lease, nor shall Landlord have any obligations to provide Assignor with notice of any such amendment, modification or extension; provided, however, Assignor’s liability under the Lease shall not extend to any additional obligations of the Tenant under the First Amendment to Lease or any extension, modification or amendment of the Lease (including any increases in the existing rent obligations or term extensions under Section 42 of the Lease or otherwise), it being the express understanding of Landlord and Assignor that the obligations of Assignor shall be limited to the existing Lease obligations of the Tenant under the Lease through the presently scheduled expiration date of the Lease on August 31, 1.999.

3.

In consideration of Landlord’s agreement to consent to the assignment of the Lease to Assignee and to enter into the First Amendment with Assignee, Assignor shall pay to Landlord the aggregate sum of $313,441.42, which amount shall be payable as follows:

on June 1, 1998 in the amount of $42,772.82

monthly installments of $19,333.47, payable on the first date of each month commencing on July 1, 1998 and continuing thereafter through August l, 1999.

The sum of $313,441.42 represents the reduction in fixed annual basic rent to be received by Landlord under the First Amendment from the fixed annual basic rent which would have otherwise been received by Landlord under the Lease if not amended by the First Amendment for the period from June 1, 1998 through August 31, 1999.

4.

Assignor represents and warrants that Assignor has dealt only with Colliers Houston & Co. and Grubb & Ellis Company in connection with the Assignment Agreement and/or the First Amendment and that no other broker participated in or negotiated the Assignment Agreement and/or the First Amendment or is entitled to any commission. Assignor agrees to indemnify and hold harmless Landlord (which indemnification shall include costs of suit and reasonable attorneys fees) from claims by any other broker alleging to have acted on behalf of Assignor. Assignor shall upon execution and delivery of this Consent to Assignment pay directly to Colliers Houston &. Co. a commission of $17,407.54 (the “Commission”) representing a commission of five percent (5%) of the aggregate net rental to be paid by Assignee for the period through August 31, 1999. Assignor hereby indemnifies and agrees to hold Landlord harmless from any claims or liability in connection with the payment of the Commission.

5.

In the event Assignor fails to pay any monthly installment due pursuant to Section 7, or its commission obligation pursuant to Section 8, within five days after the due date thereof, then Assignor shall pay to Landlord a late charge equal to ten percent (10%) of such overdue amount, plus any reasonable attorneys’ fees incurred by Landlord if Landlord prevails in recovering payment of such rent or other sums. In addition, interest shall accrue thereon at the rate of eighteen percent (18%) per annum from the fifth day after due date to the date of payment.

6.

In case of default by Assignor in the payment of any amount payable pursuant to Sections 7 or 8 beyond five (5) days after its due date, then, or at any time thereafter during default, Landlord may declare the entire remaining unpaid balance pursuant to Section 7 immediately due and payable.

7.

Assignor hereby represents, warrants and covenants that nothing has been or will be done or suffered whereby the Lease, or the term or estate thereby granted, or the leased premises, or any part thereof, or any alterations, decorations, installations, additions and improvements in and to the leased premises (including, without limitation any Tenant’s Work as defined in the Lease), or any part thereof, have been or will be encumbered in any way whatsoever, and that Assignor exclusively holds and will exclusively hold the tenant’s interest in the Lease and has good right to assign the same, and that no one other than Tenant has acquired or will acquire through or under Assignor any right, title or interest in or to the leased premises, or any part thereof, or in or to said alterations, decorations, installations, additions and/or improvements (including Tenant’s Work) or any part thereof. Assignor further represents and warrants that all of said alterations, decorations, installations, additions and/or improvements (including Tenant’s Work) has been paid in full by Tenant and is not the subject of any lien or other encumbrance, and that Tenant has full right and authority to transfer to Landlord Tenant’s interest in said alterations, decorations, installations, additions and/or improvements (including ‘Tenant’s Work).

8.

Effective as of the Transfer Bate, Tenant hereby transfers to Landlord all of Tenant’s right, title and interest in and to all alterations, decorations, installations, additions and/or improvements installed by or on behalf of Tenant in the Leased Premises, provided, however, that Tenant shall remove those alterations and installations listed on Exhibit B attached hereto on or before the Transfer Bate and shall make any repairs caused by such removal and restore the Leased Premises in accordance with Section 32 of the Lease.  Tenant agrees to execute, upon the request of Landlord, as such documentation as may reasonably be required by Landlord to confirm such transfer. Assignor covenants that it shall remove all personal property from the Leased Premises on or before May 15, 1998, in order to permit Landlord to perform Landlord’s Work as defined under the First Amendment, and shall deliver possession of the Leased Premises to Assignee on the Transfer Date in broom-clean condition and in good state of repair, including without limitation the delivery of all systems in good working order. Assignor agrees that Landlord shall have full access to the Leased Premises from and after the date hereof to perform such work as may be required to be performed by Landlord in connection with the First Amendment

9.

Assignor shall diligently pursue and shall deliver to Landlord and Assignee no later than twenty (20) days after the date hereof, evidence of Assignor’s compliance with the provisions of Section 12 of the Lease, including, without limitation, an LNA (as defined in the Lease) in accordance with Section 12(b)(1) in connection with Assignor’s cessation of operations at the Leased Premises. Assignor shall deliver to Landlord no later than May 31, 1998 a true and complete copy of the affidavit submitted by Assignor upon which the LNA was issued. In addition, Landlord reserves the right, within thirty (30) days after the Transfer Date, to perform an environmental inspection of the Leased Premises and Compliance Area (as defined in the Lease) at Assignor’s expense (subject to the $1,500.00 limitation) in accordance with Section 12(c)(3)(b) of the Lease.

10.

In the event Assignor fails to deliver to Landlord and Assignee evidence of Assignor’s compliance with the provisions of Section 12 of the Lease within twenty (20) days of the date hereof (subject to extension as hereinafter provided), including, without limitation, an LNA, Assignee shall have the right, in addition to any other remedies to which Assignee may be entitled under the Lease, the Assignment or this Consent to Assignment, within fifteen (15) days thereafter, to return possession of the Leased Premises to Assignor in the same condition as delivered to Assignee as of the Transfer Date, and to void the Assignment of Lease by written notice to Landlord and Assignor, whereupon Assignee shall have no obligation under the Lease, the First Amendment, the Assignment or this Consent to Assignment for the period after the date of Assignee’s delivery of possession of the Leased Premises to Assignor in the condition required hereunder, provided, however, that Assignee shall be responsible for all obligations of Tenant under the Lease and the First Amendment to Lease for the period commencing on the Transfer Date and continuing through the date Assignee delivers possession of the Leased Premises to Assignor. In the event Assignor, despite its diligent efforts, is unable to deliver evidence to Landlord of Assignor’s compliance with the provisions of Section 12 of the Lease within the aforesaid twenty (20) day period, Assignor may request from Landlord and Assignee an extension of the twenty-day time period (which extension shall not to exceed an additional thirty (30) days), which extension request shall not be unreasonably withheld by Landlord and Assignee and which extension shall be deemed automatically granted unless Landlord or Assignee deny such request in writing within five (5) days of Assignor request for such extension.  Nothing contained in this Section 14 shall be deemed to limit any rights or remedies which Landlord may have under the Lease, this Consent to Assignment or at law or in equity as a result of Assignor’s default in its obligations under Section 13 hereof.

11.

Assignor certifies that, to the best of Assignor’s knowledge, as of the effective date of this Consent neither Assignor nor Landlord is in default, and no event or . condition exists that after the giving of notice or lapse of time or both, would constitute an event of default under the Lease. The Lease is in full force and effect and is enforceable in accordance with its terms. Assignor further certifies that to the best of Assignor’s knowledge, Assignor has no claim, action or right of setoff against Landlord arising out of the Lease or the Assignor’s occupancy of the Demised Premises.

12.

Landlord shall endeavor to provide Assignor with any notice given to the Tenant under the Lease of the occurrence of a default by the Tenant under the Lease, provided, however, that any failure by Landlord to give such notice shall not constitute a waiver by Landlord of any claim which it may have against Assignor, nor relieve Assignor of any liability, as a result of such default.

13.

This Agreement shall be construed in accordance with the laws of the State of New Jersey, contains the entire agreement of the parties hereto with respect to the subject matter hereof and may not be changed or terminated orally or by course of conduct.

14.

This Consent to Assignment and Landlord’s execution of the First Amendment is conditioned upon Landlord’s receipt of the written consent of its current lender to the transaction contemplated herein and in the First Amendment.

IN WITNESS WHEREOF, the Landlord, Assignor and Assignee have executed this Consent as of the as of the day and year first above written.

WITNESS:

MINNESOTA MINING AND MANUFACTURING COMPANY

By:

WITNESS:

INTERNATIONAL PLAYTHINGS, INC.

By:

WITNESS:

BEE DIC REALTY CO.

By:

Nathan Mandelbaum, Trustee

By:

Anne S. Houston

By: Weny Bros. & Storms Co.

By:

Scott K. Perkins, President

EXHIBIT B

None

ASSIGNMENT OF LEASE

This Assignment of Lease (“Agreement”) is made as of June 1, 1995 between MINNESOTA MINING AND MANUFACTURING COMPANY, a Delaware corporation, with an address of P.O. Box 33331 St. Paul, MN 55133 (“Assignor”) and INTERNATIONAL PLAYTHINGS, INC. a New Jersey corporation, with an address of 75 Lackawanna Avenue, Parsippany New _Jersey 07054 (“Assignee”).

RECITALS

(a)

Assignor is the Tenant pursuant to that certain Lease dated December 1, 1995 (the “Lease”) for 119,366 square feet of space in the building located at 75 Lackawanna Avenue, Parsippany-Troy Hills, New Jersey (the “Demised Premises”).

(b)

Assignor wishes to assign the Lease to Assignee, and Assignee wishes to assume Assignor’s obligations under the Lease, all on the terms set forth herein.

AGREEMENT

In consideration of the foregoing, the mutual covenants herein contained and other good and valuable consideration (the receipt, adequacy and sufficiency of which are hereby acknowledged by the parties by their execution hereof), the parties agree as follows:

1.

Assignment of Lease.  Subject to the terms and conditions hereof, Assignor hereby assigns, transfers, grants, bargains, delivers and conveys to Assignee all of Assignor’s right, title and interest in and to the Lease and the leasehold created thereunder free from any encumbrance whatsoever.

2.

Assumption of Liability.  Assignee hereby accepts the assignment of the Lease and assumes each and every obligation of Assignor with respect thereto which arises or accrues after the date of this Agreement.  Assignee agrees to perform each and every obligation of Assignor with respect to the Lease which arises or accrues after the date of this Agreement, including, without limitation, the obligation to pay fixed annual basic rent and any additional  rent under the Lease. Assignee expressly acknowledges that it is the intent of Assignor and Assignee that Assignee will pay all sums due under the Lease and perform all obligations of Tenant under the Lease arising from and after the Transfer Date, and by such performance Assignor will relieved of any liability for any sums due under the Lease for the period after the Transfer Date except as set forth in Section 7 of the Consent to Assignment executed concurrently with this Agreement.  Assignee expressly acknowledges that Assignor shall  have no liability for any additional obligations of Tenant under the First Amendment of Lease.

3.

Delivery of Demised Premises.  Assignee acknowledges that Assignor shall have no obligation to alter, improve, decorate or otherwise prepare the Demised Premises for Assignee’s occupancy, and that Assignee is accepting possession of the Demised Premises, and entering into the Assignment on the express basis that the Demised Premises are being delivered to Assignee by Assignor on an “as is” basis. Nothing contained herein shall affect Landlord’s obligation to perform Landlord’s Work as defined in the First Amendment, provided that nothing contained herein shall impose any liability upon Assignor for the performance of Landlord’s Work.

4.

Amendment and Modification.  No amendment, modification, supplement, termination, consent or waiver of any provision of this Agreement, nor consent to any departure therefrom, will in any event be effective unless the same is in writing and is signed by the party against whom enforcement of the same is sought. Any waiver of any provision of this Agreement and any consent to any departure from the terms of any provision of this Agreement is to be effective only in the specific instance and for the specific purpose for which given. Assignee agrees that it may not assign or sublet the Demised Premises, or any portion thereof, prior to August 31, 1999 without the prior written consent of Assignor, which consent may be conditioned or withheld at Assignor’s sole discretion.

5.

Environmental Matters.  Assignor represents that it used the Demised Premises solely for the storage of Assignor’s finished goods and for no other purposes.   Assignor further represents that during the term of Assignor’s tenancy, except for those materials and substances listed on Exhibit A attached hereto and made a part hereof, and except for Assignor’s normal finished goods and retail products pre-packaged for distribution and normal quantities of ordinary substances customarily used in a warehouse setting (by way of example, cleaning supplies) which have been maintained in compliance with all applicable Environmental Laws (as defined in Section 12(a)(1) of the Lease), Assignor has not permitted any Hazardous Materials (as defined in Section 12(b)(1)(C) of the Lease) on or in the Demised Premises.  Assignor shall indemnify, defend and save Assignee harmless from and against all fines, costs, suits,  judgments, procedures, claims and actions of ever kind and nature arising out of or connected with any spills or discharges of hazardous substances at the Demised Premises during the term  of Assignor’s tenancy.

6.

Indemnification.  Assignor hereby agrees to indemnify Assignee against and hold Assignee harmless from any and all cost, liability, loss, damage or expense, including, without limitation, reasonable attorneys’ fees, originating or relating to the period prior to the Transfer Date and arising out of the Tenant’s obligations under the Lease (including, without limitation. any environmental liability). Assignee hereby agrees to indemnify Assignor against Assignor harmless from any and all cost, liability, loss, damage or expense, including, without limitation, reasonable attorneys’ fees, originating or relating to the period on or after the Transfer Date and arising out of Tenant’s obligations under the Lease (including, without limitation, any environmental liability of Assignee).

7.

Captions.  Captions contained in this Agreement have been inserted herein only as a matter of convenience and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

8.

Governing Law.  This Agreement and the rights and obligations of the parties . hereunder are to be governed by and construed and interpreted in accordance with the laws of  the State of New Jersey applicable to contracts made and to be performed wholly within New Jersey, without regard to choice or conflict of laws rules.

9.

Successors and Assigns. All provisions of this Agreement are binding upon, inure to the benefit of, and are enforceable by or against, the parties and their respective heirs, executors, administrators or other legal representatives and permitted successors and assigns. Assignee expressly acknowledges that it may not exercise the renewal option contained in Section 42 of the Lease (as unmodified).

ATTEST:

MINNESOTA MINING AND MANUFACTURING COMPANY

By:

ATTEST:

INTERNATIONAL PLAYTHINGS, INC.

By:

EXHIBIT A

None

DISABILITY

Definition of Disability.  (N.J.S.46:2b-8b) A principal shall be under a disability if the principal is unable to manage his or her property and affairs effectively for reasons such as mental illness, mental deficiency, physical illness or disability, advanced age, chronic use of drugs, chronic intoxication, confinement, detention by a foreign power or disappearance.

Clauses [A] and [B] below shall not be a part of this Power of Attorney unless they are signed by the Principal (s).

A.

Takes Effect Regardless of Disability.  This Power of Attorney is effective now and remains in effect even if I become disabled (as defined above).

Dated:

(Seal)

Witness:

(Seal)

B.

Takes Effect Only Upon Disability. This Power of Attorney will only become effective when (and if) I become disabled (as defined above).

Dated:

(Seal)

Witness:

(Seal)

POWER OF ATTORNEY

STATE OF NEW JERSEY. COUNTY OF

SS.:

I CERTIFY that on

personally came before me and acknowledged under oath, to my satisfaction, that this person (or if more than one, each person):

(a)

is named in and personally signed this document; and

(b)

signed, sealed and delivered this document as his or her act and deed.

(Print name and title

FIRST AMENDMENT TO LEASE AGREEMENT

FIRST AMENDMENT TO LEASE AGREEMENT (this “Amendment”) made this 27th day of May, 1998, by and between BEE DIC REALTY CO., a joint venture consisting of Weny Bros. & Storms Co., Nathan Mandelbaum, Trustee and Anne S. Houston, having an  office c/o Weny Bros. & Storms Co., 104 McLean Boulevard, Paterson, New Jersey 07514 (the “Landlord”) and INTERNATIONAL PLAYTHINGS, INC., a New Jersey corporation, having an office at 75 Lackawanna Avenue, Parsippany, New Jersey 07054 (the “Tenant”).

WHEREAS, on December 1, 1995, Landlord and MINNESOTA MINING AND MANUFACTURING COMPANY, a Delaware corporation (“3M”), entered into that certain Lease (the “Lease”) for approximately 119,366 square feet of space in the building commonly known as 75 Lackawanna Avenue, Parsippany-Troy Hills, New Jersey (the “Leased Premises”) (all capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Lease);

WHEREAS, 3M and Tenant entered into a certain Assignment of Lease dated of even date herewith, pursuant to which 3M assigned to Tenant all of 3M’s right title and interest under the Lease; and

WHEREAS, Landlord, 3M and Tenant entered into a certain Consent to Assignment of even date herewith, setting forth certain terms and conditions upon which Landlord has consented to the assignment of the Lease from 3M to Tenant; and

WHEREAS, Landlord and Tenant desire to modify the Lease to, inter alia, extend the term thereof and to adjust the rental obligations of the Tenant thereunder, in the manner hereinafter set forth and on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the sum of Ten ($10.00) Dollars and for other good and valuable consideration, the mutual receipt and legal sufficiency of which is hereby acknowledged, the parties agree as follows:

1.

Section 2 of the Lease is amended to provide that the term of the Lease shall expire on May 31, 2005 (the “Revised Expiration Date”).

1.

Section 3 of the Lease is amended to provide that commencing on June 1, 1998 (the “Transfer Date”) the fixed annual basic rent shall be as follows:

(i) commencing on the Transfer Date and continuing through August 31, 1999, the fixed annual minimum basic rent shall be $298,415.00 per annum, payable by Tenant in equal monthly installments of $24,867.92; provided that in consideration for the full and punctual performance by Tenant of its obligations under the Lease, Tenant shall be entitled to an abatement of the monthly installment of the monthly installment of minimum annual basic rent in the amount of $24,867.92 for the month of June, 1998.

(ii) commencing on September 1, 1999 and continuing through the Revised Expiration Date, the fixed annual minimum basic rent shall be $537,147.00 per annum, payable by Tenant in equal monthly installments of $44,762.25.

Each monthly installment of minimum basic rent shall be due and payable on or before the first day of each month, in advance at the office of the Landlord or at such other place designated by Landlord from time to time, without any prior demand and without any deduction or set-off whatsoever.

2.

Section 4(a) of the Lease is amended to include as Additional Rent Tenant’s Proportionate Share (as defined in the Lease) of the cost of all insurance maintained by Landlord in connection with the Premises, including, without limitation, public liability insurance with a combined single limit of $5,000,000.00, and fire and property insurance (including rent interruption coverage), in such amounts and in such forms as Landlord deems reasonably necessary and appropriate to protect Landlord’s interest and consistent with such coverages maintained by owners of similar commercial properties in the area. The costs and expenses incurred by Landlord for which Tenant shall be responsible for Tenant’s Proportionate Share shall be the actual out-of-pocket costs incurred by Landlord together with any administrative or overhead charges assessed by Landlord not to exceed five percent (5%) of the cost therefor.

3.

Section 6(a) of the Lease is amended to insert the phrase “maintenance and” before the phrase “repairs to the roof” in line 5.

4.

Section 7 of the Lease is amended to replace the references to nine (9) months Section 7(c) to six (6) months.

5.

Section 12 is deleted in its entirety, and replaced with the following:

(a)

For purposes of Article 12 of the Lease, the following definitions shall apply:

“Hazardous Substances” shall include any pollutants, petroleum products, dangerous substances, toxic substances, hazardous wastes, hazardous materials, or hazardous substances regulated under, defined, listed or included in or pursuant to the Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq., and all rules, regulations, orders, directives and opinions promulgated thereunder (“ISRA”); the Spill Compensation and Control Act, N.J.S.A. 58:10-23.11 et sec., and all rules, regulations, orders directives and opinions promulgated thereunder (“Spill Act”); the Solid Waste Management Act, N.J.S.A. 13:1E-1 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et sec.; the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §9601 et sec., and all rules, regulations, orders, directives and opinions promulgated thereunder (“CERCLA”); or any other Federal, State or Local environmental law or ordinance and all rules, regulations, orders, directives and opinions promulgated under the foregoing (collectively “Environmental Laws”).

“Compliance with ISRA” shall mean the receipt of a letter or letters from the New Jersey Department of Environmental Protection and Energy (“ NJDEP”) approving a Negative Declaration (as such term is defined under ISRA), a no further action letter (as such term is defined under ISRA), or other written determination by the DEP that Tenant’s or Landlord’s obligations under ISRA have been satisfied.

(b)

Tenant shall, at Tenant’s sole cost and expense, without notice or demand from Landlord, comply with all the Environmental Laws, now in force, or which may hereafter be in force, pertaining to the Leased Premises and Tenant’s occupancy and shall faithfully observe in the use of the Leased Premises all governmental requirements now in force or which may hereafter be in force.

(c)

Tenant’s Standard Industrial Classification Number, as designated in the Standard Industrial Classification Manual prepared by the Office of Management and Budget in the Executive Office of the President of the United States, is 5040. Tenant will immediately notify Landlord of any change in this number during the term of this Lease.

(d)

If an event or circumstance resulting from or caused by Tenant’s actions or Tenant’s use or occupancy of the Leased Premises (specifically including Tenant’s acquisition of the Leased Premises, the termination of the Lease or Tenant’s cessation of operations at the Leased Premises) which may result in the application of ISRA to the Leased Premises occurs after the Commencement Date, Tenant shall apply for and obtain from the NJDEP a Letter of Non-Applicability (“LNA”) stating that the Premises is not an “industrial establishment” as such term is defined under ISRA. In the event Tenant does not obtain a LNA from the NJDEP, Tenant shall take all steps necessary to achieve Compliance with ISRA resulting from or caused by Tenant’s actions or Tenant’s use or occupancy of the Leased Premises with respect to such event, circumstance or transaction. Tenant shall pay all costs and expenses associated with achieving Compliance with ISRA. Any provision of this subparagraph (d) to the contrary notwithstanding, if Landlord takes some action that triggers the application of ISRA to the Leased Premises (but specifically excluding Landlord’s sale of the Leased Premises to Tenant), Tenant shall comply with the provisions of this subparagraph (d) above with respect to Compliance with ISRA, relating to Tenant’s actions or Tenant’s use or occupancy of the Leased Premises, except that Landlord shall pay all initial ISRA filing fees. Tenant shall provide Landlord with copies of (a) all correspondence with the NJDEP; (b) all field and laboratory data generated by or on behalf of Tenant; and (c) all reports, summaries, proposals and recommendations submitted to the NJDEP in connection with Tenant’s Compliance with ISRA within fifteen (15) days of submitting the same to or receiving the same from the NJDEP. In addition, Tenant shall provide to Landlord for review and comment draft copies of all documents Tenant intends to submit to the NJDEP pursuant to ISRA not less that seven (7) days prior to submitting the same to NJDEP.  Tenant shall provide Landlord with at least five (5) days notice of any meetings or inspections with or conducted by the NJDEP in connection with ISRA and Landlord’s representatives shall have the right to attend any such meetings or inspections.

(e)

At no expense to Landlord, Tenant shall promptly provide all information requested by Landlord for preparation of non-applicability affidavits and shall promptly sign such affidavits which are factually accurate when requested by Landlord.

(f)

Tenant shall indemnify, defend and save Landlord harmless from and against all costs, fines, suits, judgments, procedures, claims, and actions of every kind or nature, including attorneys’, counsel and expert fees, arising out of or in any way connected with any spills or discharges of Hazardous Substances at the Leased Premises which occur during the term of this Lease and from all fines, suits, procedures, claims and actions of any kind arising out of:

(i)

Any breach by Tenant, its employees, agents, invitees, contractors, officers or directors, of any environmental representation, warranty or covenant by Tenant contained in this Article 12;

(ii)

any failure by Tenant, its employees, agents, invitees, contractors, officers or directors to perform any of the agreements, terms, covenants or conditions of this Lease regarding environmental matters required to be performed by Tenant;

(iii)

any failure by Tenant, its employees, agents, invitees, contractors, officers or directors to comply with all applicable environmental laws, ordinances, rules, requirements, orders or regulations of any federal, state, county or local governmental authority having jurisdiction herein, including without limitation, Environmental Laws, or with any permit currently held or hereafter obtained or required with respect to Tenant’s occupancy and/or use of the Leased Premises; and

(iv)

any release of Hazardous Substances, environmental regulatory violations, adverse environmental condition or contamination resulting from any handling, use, storage or disposal of Hazardous Substances by Tenant on the Leased Premises which occurred after the Commencement Date of the Lease, or from any failure to comply with 1SRA by Tenant, its employees, agents, invitees, contractors, officers or directors.

Tenant’s obligations under this Section shall survive the expiration of the term hereof and shall continue so long as Landlord may incur any liability in connection with or arising out of any spills or discharges of Hazardous Substances at the Leased Premises which occur during the term of this Lease.

(a)

During the term of this Lease, Tenant shall not permit any Hazardous Substances on the Leased Premises without the prior written consent of Landlord. If Landlord gives his consent, Tenant shall at all times handle such substances and wastes in such fashion as to avoid any discharge of Hazardous Substances on the site of the Leased Premises. Landlord agrees to not unreasonably withhold consent to any Hazardous Substances at the Leased Premises which may be required by Tenant in connection with its permitted use of the Leased Premises, so long as an inventory is provided to Landlord prior to the use of any such materials or substances and so long as such materials and substances are us in a manner consistent and in accordance with all Environmental Laws and other governmental requirements applicable to the use thereof.

(b)

In the event that there shall be filed a lien against the Leased Premises by the NJDEP pursuant to and in accordance with the provisions of N.J.S.A. 58:10-23.llf(f), as a result of the Chief Executive of the New Jersey Spill Compensation Fund having expended monies from said fund to pay for “Cleanup and Removal Costs”, as such term is defined in N.J.S.A. 58:10-23.llb(d), arising from an intentional or unintentional action or omission of the Tenant, resulting in the releasing, spilling, pumping, pouring, emitting, emptying or dumping of “Hazardous Substances”, as such term is defined in N.J.S.A. 58:10-23.11(b)k into waters of the State of New Jersey or onto the lands from which it might flow or drain into said waters, then Tenant shall, within thirty (30) days from the date that Tenant is given notice that the lien has been placed against the Leased Premises or within such shorter period of time in the event that the State of New Jersey has commenced steps to cause the Leased Premises to be sold pursuant to the lien either, at Tenant’s option (subject, however, in all respects to any reasonable requirements of Landlord’s mortgagee), (i) pay the claim and remove the lien from the Leased Premises, or (ii) furnish a cash deposit with the Landlord in the amount of the claim out of which the lien arises, or (iii) provide other security reasonably satisfactory to Landlord in an amount sufficient to discharge the claim out of which the lien arises.

(c)

Should the Tenant cause or permit any intentional or unintentional action or omission which results in the releasing, spilling, leaking, pumping, pouring, emitting, emptying or dumping of “Hazardous Substances,” as such term is defined in N.J.S.A. 58:10-23.llb(k), into waters or onto lands of the State or into waters outside the jurisdiction of the State resulting in damage to the lands, waters, fish, shellfish, wildlife, biota, air or other resources owned managed or held in trust or otherwise controlled by the State, without having a permit issued by the appropriate governmental authorities, the Tenant shall promptly clean up the same in accordance with the provisions of the Spill Act.

(d)

Tenant covenants that it shall submit on a timely basis all required submissions to, provide all information to and comply with all requirements of NJDEP, reasonably anticipating the appropriate lead time for the processing of such submissions and information by NJDEP, in order to comply with ISRA prior to the scheduled expiration of this Lease.    In the event that despite Tenant’s diligence in making all submissions in a timely manner as aforesaid, Tenant’s compliance hereunder shall extend beyond the scheduled expiration date, Tenant shall be deemed to be a holdover tenant pursuant to Section 6 of this Amendment for so long as it shall take for Tenant to achieve Compliance with ISRA and to satisfactorily discharge its obligations under this Article 12.

(e)

In this Article 12, all references to Tenant shall mean Tenant and its employees, agents, contractors, licensees, invitees, assigns, subtenants or occupants (i.e. any act or omission by any one of Tenant’s employees, agents, contractors, licensees, invitees, assigns, subtenants or occupants shall be deemed to be the act or omission of Tenant).

(f)

Tenant shall, within 90 days after the end of each calendar year during the term hereof and upon request of Landlord, at Tenant’s sole expense, have the Leased Premises inspected by environmental engineers and/or specialists, which environmental engineers and/or specialists shall be reasonably acceptable to both Landlord and Tenant, for the purpose of determining compliance by Tenant with any Environmental Laws in or about the Leased Premises and with the terms and conditions of this Lease dealing with environmental matters, including without limitation, the provisions of Article 12. If the environmental assessment or report resulting from such inspection discloses any non--compliance, Tenant shall immediately following receipt of the environmental assessment take all such steps as are necessary to put the Leased Premises into compliance, including without limitation, cleaning up any spills or other emissions of hazardous and/or toxic substances or wastes.  If Tenant shall fail to provide such environmental assessment report to Landlord within said 90 day period, Landlord may procure such an assessment on Tenant’s behalf and shall charge Tenant in an amount not to exceed $1,000.00 for any such assessment.

(g)

The provisions of Article 12 of the Lease (as amended herein) shall survive the expiration or termination for any reason of this Lease.

1.

Section 24 of the Lease is amended to include the following sentence:

Tenant shall use the Leased Premises solely for offices and the assembly, warehousing, distribution and packaging of toys, game products, gift items and other consumer products and for no other purpose.

2.

Section 10(a) is amended to provide that except as expressly set forth on Exhibit A to this Amendment (“Landlord’s Work”), Landlord shall have no further obligation to alter, improve, decorate or otherwise prepare the Leased Premises for Tenant’s occupancy, and Tenant acknowledges that except for those items set forth on Exhibit A, Tenant it is accepting possession of the Leased Premises, and entering into the Assignment on the express basis that the Leased Premises are being delivered to Tenant, on an “as is” basis. Tenant acknowledges that the performance of Landlord’s Work shall not be completed prior to the Transfer Date, and that the Tenant’s obligation to pay rent after the Transfer Date shall not be conditioned upon the completion of Landlord’s Work. Landlord agrees to use reasonable efforts to complete Landlord’s Work in a timely manner after the Transfer Date, and Tenant agrees to provide Landlord and Landlord’s contractors with full access to the Leased Premises to perform Landlord’s Work. Except as expressly set forth herein, neither Landlord nor Landlord’s agents have made any representations or promises with respect to the physical condition of the Leased Premises, the land upon which it is erected or the Leased Premises, the rents, leases, expenses of operation or any other matter or thing affecting or related to the Leased Premises except as herein expressly set forth and no rights, easements or licenses are acquired by Tenant by implication or otherwise except as expressly set forth in the provisions of this Lease. Tenant has inspected the Leased Premises, and agrees to take the same “as is” subject to Landlord’s obligation to complete Landlord’s Work.

3.

Section 10D of the Lease is modified to state that all alterations and improvements which have been made by 3M pursuant to Section I OD of the Lease shall be deemed part of the Leased Premises and shall be deemed the property of Landlord.

4.

Section 38 of the Lease is deleted and replaced with the following:

Upon execution of this Lease, the Tenant shall deposit with the Landlord the amount of $134,286.75 as security for the full and faithful performance of this Lease upon the part of the Tenant to be performed. Tenant covenants and agrees that it will not assign, pledge, hypothecate, mortgage or otherwise encumber the aforementioned security during the term of this lease. Upon termination of this Lease, and providing the Tenant is not in default hereunder and has performed all of the conditions of this Lease, the Landlord shall return the said security deposit to the Tenant. Anything herein contained to the contrary notwithstanding, it is expressly understood and agreed that the said security deposit shall not bear interest. It is expressly understood. and agreed that the Landlord shall have the right to co-mingle the security funds with its general funds and said security shall not be required to be segregated provided that Tenant has fully and punctually performed all of its obligations under the Lease and no default shall have occurred under the Lease, Landlord agrees that after the second anniversary of the Transfer Date, Landlord shall refund to Tenant, upon Tenant’s written request, one-third of the Security Deposit in the amount of $44,762.25, leaving thereafter a balance of $89,524.50 as the Security Deposit held by Landlord hereunder.

5.

Section 33 of the Lease is amended to provide that after the Transfer Date any notice or demand to be given by Landlord to Tenant shall be addressed to Tenant as follows: International Playthings, Inc., 75 Lackawanna Avenue, Parsippany, New Jersey 07054; with a copy to Steven P. Peri, Esq., Peri & Stewart, L.L.C., 108 Baker Street, Maplewood, New Jersey 07040.

6.

Section 41 of the Lease is revised to insert the words “construction or” before the word “mechanics”.

7.

Section 42 of the Lease, Renewal Options, is deleted and replaced with the following:

Tenant is granted the right and option to extend the term of this Lease for one (1) successive renewal period of three (3) years, with the renewal period commencing on the day immediately following the originally scheduled Termination Date:

(a)

The option for the renewal period must be exercised, if at all, by notice of Tenant to Landlord given not later than nine (9) months prior to the expiration of the initial Term, the time being strictly of the essence. The failure of Tenant to furnish such notice to Landlord in a timely manner as provided shall constitute a waiver by Tenant of Tenant’s option to extend the Term of the Lease and shall release Landlord from any obligation to extend the Term.

(b)

At the time of exercise of any of the foregoing option, and as of the date of commencement of each renewal period, this Lease shall be in force and there shall exist no monetary default or material non-monetary default by Tenant which remains uncured beyond any applicable grace period.

(c)

If the foregoing option is effectively exercised, all the terms and conditions contained in this Lease shall continue to apply during the respective renewal period except that the annual minimum basic rent payable during shall be $656,513.00 payable in monthly installments of $54,709.42. The minimum annual basic rent during each renewal period shall be payable in advance in equal monthly installments (without notice, deduction or set off commencing on the first day of the first month of the renewal period and on the first day of each subsequent month during the renewal period.

1.

Each parry represents and warrants that it has dealt only with Colliers Houston & Co. and Grubb & Ellis Company in connection with this Amendment and that no other broker participated in or negotiated this Amendment or is entitled to any commission. Tenant agrees to indemnify and hold harmless Landlord (including costs of suit and reasonable attorneys fees) from claims by any other broker alleging to have acted on behalf of Tenant. Landlord agrees to indemnify and hold harmless Tenant (including costs of suit and any reasonable attorneys fees) from claims by any other broker alleging to have acted on behalf of Landlord.

2.

Except as herein modified, all of the other terms and conditions of the Lease are hereby ratified and confirmed.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth hereinabove.

WITNESS/ATTEST:

BEE DIC REALTY CO.

By: Weny Bros. & Storms Co.

By:

Dorothy H. Beyer, Secretary

Name:

  Scott K. Perkins

Title:

By:

Nathan Mandelbaum

Trustee

By:

Anne S. Houston

ATTEST:

INTERNATIONAL PLAYTHINGS, INC.

By:

Name:

Title:

EXHIBIT A

Landlord’s Work and Tenant’s Work

1.

Landlord shall perform the following at Landlord’s sole cost and expense (“Landlord’s Work”):

(a)

Install new exterior dryvit type skin or equivalent to the building.

(b)

Restripe parking lot.

(c)

Ensure dock seals are in good condition.

(d)

Reseal warehouse floor.

Remove hazardous materials storage room.

1.

Except for the work described in Section I of this Exhibit A, Landlord shall have no obligation to alter, improve, decorate or otherwise prepare the Leased Premises for Tenant’s occupancy. Landlord shall provide Tenant with an aggregate allowance not to exceed $297,500.00 (“Tenant’s Allowance”) to be applied to (i) the cost of the construction of tenant improvements to the Leased Premises to be made by Tenant in accordance with the provisions of this Exhibit A (“Tenant’s Work”).

2.

The following shall be conditions precedent to the commencement of Tenant’s Work:

(a)

Tenant’s Work shall be subject to Landlord’s approval of same, based upon a completed set of plans and specifications for the proposed alterations or improvements in the Leased Premises. Tenant’s Work shall be made in accordance with those plans and specifications as may be approved by Landlord. Tenant shall provide Landlord with. the names of any architects and/or engineers Tenant proposes to use in connection with such Tenant’s Work which architects and/or engineers shall be subject to Landlord’s prior approval, which approval shall not be unreasonably withheld or delayed.

(b)

Tenant, at its expense, shall obtain all necessary governmental permits, and authorizations for the construction of Tenant’s Work, and shall promptly supply Landlord with copies of same upon their issuance.

(c)

Tenant shall prepare and furnish to Landlord a list of general contractors which Tenant desires to be invited to submit bids for the performance of Tenant’s Work, provided, however, that (i) only “bondable” contractors (i.e., those who are able to furnish payment and performance bonds in the full amount of the cost of labor and materials required to perform all of Landlord’s Work) shall be invited to submit bids, and (ii) no person or legal entity shall be invited to submit a bid if Landlord has an ‘y reasonable objection to this inclusion of such person or legal entity on the list of invited bidders. In the event Landlord objects to a proposed general contractor (which shall be made by Landlord in writing within five days of Landlord’s receipt of Tenant’s list), Tenant shall have the right to substitute another contractor reasonably acceptable to Landlord for inclusion in the bid list. Upon finalization of the bid list, Tenant shall promptly thereafter invite bids from the contractors set forth on the final bid list. The invitation for bids under this Section shall require that all bids be sealed and submitted to Tenant not more than thirty (30) days after the submission for bids and provide for completion of the work on a stipulated sum contract basis. In addition to those contractors set forth on Tenant’s final bid list, Tenant shall submit the bid invitation package to Landlord, and Landlord agrees to submit a competitive bid to Tenant in accordance with the bid invitation package.

(d)

Tenant agrees that prior to awarding the hid to the general contractor selected by Tenant to any bidder other than Landlord, Tenant shall offer to Landlord, and Landlord shall have the absolute right to match, the terms of such general contractor bid and act as general contractor for the Tenant Work. Tenant shall provide to Landlord a true and complete copy of the successful bid for Landlord’s review prior to awarding any bid, and (b) in the event Landlord desires to match the successful bid, Landlord shall notify the Tenant in writing of its election to match such hid within five (5) days of Landlord’s receipt of the copy of the successful bid.

1.

Tenant’s Work shall be performed in accordance with the following terms and conditions:

(a)

Tenant’s Work shall not adversely affect the Building’s appearance, value or structural strength, it being a condition of Landlord’s consent that Tenant’s Work shall be in keeping with the character of the Building.

(b)

Tenant’s Work shall be consistent with the uses to which the Leased Premises may be put as provided in this Lease.

(c)

Tenant’s Work shall be performed in compliance with all applicable laws, requirements of governmental authorities having jurisdiction, including the obtaining of building permits and certificates of occupancy, and requirements of insurance bodies having jurisdiction and in a workmanlike manner, using new materials and equipment (other than furnishings, fixtures and equipment which are owned by Tenant and will be relocated from Tenant’s current location) at least equal in quality to the current Building installations.

(d)

The cost of Tenant’s Work shall be so paid that the Leased Premises remains free of liens. Tenant, at its expense shall procure the cancellation or discharge; of all notices of violation arising from or otherwise connected with Tenant’s Work which shall be issued by the municipal department of buildings or any other public authority having or asserting jurisdiction.

(e)

Tenant, at its expense, shall deliver to Landlord certificates evidencing the insurance to be carried under the Lease and the First Amendment. In addition, Tenant shall cause its contractors to maintain “all-risk” builder’s risk insurance written on a completed value form with a valuation clause of 100% of the replacement cost, together with such other insurance as is then customarily maintained for such work, of such types and in such limits as Landlord reasonably requires, as well as workmen’s compensation insurance, in statutory limits, all with insurers licensed by the State of New Jersey. Tenant shall arrange for Landlord and Landlord’s managing agent to be named as additional insureds on all insurance required under this subparagraph, and shall supply Landlord with certificates evidencing Landlord and Landlord’s managing agent as additional insureds prior to the commencement of Tenant’s Work.

(f)

In no event shall Landlord be required to consent to any Tenant’s Work which would, in the sole and absolute judgment of Landlord, (i) adversely affect the proper functioning of the sprinkler system, HVAC, mechanical, electrical, sanitary or other service systems of the Building, (ii) affect any structural element of the Building, or (iii) not be in keeping with the character of the Building.

(g)

Tenant’s Work shall be performed in accordance with all terms and conditions of Article 10 of the Lease.

(h)

Upon completion of Tenant’s Work, Tenant shall:

(i)

Promptly procure a permanent certificate of occupancy for the Leased Premises;

(ii)

Promptly furnish Landlord with three (3) complete sets of as-built sepia drawings of the Leased Premises, as improved.

2.

Any fixtures, equipment or other property for which Tenant shall be reimbursed by Tenant’s Allowance shall be deemed a part of the Building, and shall not be considered Tenant’s property provided that Landlord, by notice to Tenant at the time of its approval of the plans and specifications for Tenant’s Work, may provide that certain alterations are to be removed at the end of the Term, in which event Tenant shall, at Tenant’s sole expense, restore the Leased Premises at the end of the Term to the condition existing prior to installation of the such alteration.

3.

Tenant’s Work shall be made (i) at Landlord’s expense up to the amount of Tenant’s Allowance, and (ii) at Tenant’s expense for all amounts in excess of Tenant’s Allowance, by contractors and mechanics which have been approved by Landlord in accordance with the provisions this Exhibit A. In the event Tenant’s Work exceeds Tenant’s Allowance, Tenant shall be solely responsible for any excess. Landlord shall pay the cost for Tenant’s Work, up to the amount of Tenant’s Allowance, as follows:

(a)

Landlord’s obligation for payment of Tenant Work shall be limited to those contracts which have been approved in writing by Landlord prior to the commencement of any work under such contract.

(b)

Landlord shall have received an approved requisition certified by the contractor having performed such work and requesting payment, and the Tenant’s architect on standard AIA requisition forms.

(c)

Landlord shall have received an approved requisition certified by the authorized representative of Tenant, which shall be in similar form to the standard AIA requisition form, together with certification of the authorized representative of Tenant that Tenant has inspected and approved all work and has unconditionally authorized the disbursement of that portion of the Tenant’s Allowance as set forth in the requisition.

(d)

Landlord and its engineer shall have the right to verify the actual cost of Tenant’s Work installed in the Leased Premises as of the date of the contractor’s requisition.

(e)

No requests for payment shall be made by Tenant more often than once per month, and shall be subject to a ten percent (1©%) retainage pending the completion of Tenant’s Work. In addition to the above conditions, the final disbursement (including the disbursement of the 14% retainage) shall be conditioned upon the issuance of a Certificate of Occupancy for Tenant’s Work. In the event the cost of Tenant’s Work exceeds Tenant’s Allowance, the disbursement of Tenant’s Allowance by Landlord toward a request for payment by Tenant shall be made by Landlord for that percentage of the cost of Tenant’s Work to date based upon the percentage that Tenant’s Allowance represents of the total cost of Tenant’s Work.

LEASE

BETWEEN

MINNESOTA MINING AND MANUFACTURING

COMPANY

AND

BEE DIC REALTY CO.

FOR

75 LACKAWANNA AVE.

PARSIPPANY, NEW JERSEY

DECEMBER 1, 1995

TABLE OF CONTENTS

Pages

1.

PREMISES

2.

TERM

3.

BASIC RENT

4.

ADDITIONAL RENT

5.

REVIEW BY MORTGAGEE

6.

MAINTENANCE AND REPAIRS: CONDITION OF LEASED PREMISES

7.

DAMAGE OR DESTRUCTION TO LEASED PREMISES

8.

INSURANCE: INDEMNITY

9.

EXEMPTION OF LESSOR FROM LIABILITY

10.

MODIFICATIONS TO LEASED PREMISES

10D.

ALTERATIONS

8

11.

ADDITIONAL EVENTS OF DEFAULT BY LESSEE

12.

ISRA COMPLIANCE

13.

AIR AND WATER POLLUTION

14.

HOLDING OVER

15.

LATE CHARGES

16.

INTEREST ON PAST DUE OBLIGATIONS

17.

SECURITY MEASURES

18.

AUCTIONS

19.

MULTIPLE TENANT BUILDING

20.

BROKER

21.

FOR LEASE AND FOR SALE SIGNS

22.

SUCCESSORS AND ASSIGNS

23.

MORTGAGE PRIORITY

24.

USE AND OCCUPANCY

25.

DISCHARGE OF LIENS

26.

COVENANT OF PEACEFUL POSSESSION

27.

ASSIGNMENT AND SUBLETTING

28.

CONDEMNATION

29.

30.

INSPECTION OF PREMISES

31.

BREACH, VIOLATION OR DEFAULT BY LESSEE

32.

CONDITION OF PREMISES ON TERMINATION

33.

NOTICES

34.

NO ORAL AGREEMENTS

35.

NO IMPLIED WAIVER

36.

WAIVER OF SUBROGATION

37.

EXCULPATION

38.

SECURITY

39.

NON-WAIVER BY LESSON

40.

NON-PERFORMANCE BY LESSOR

41.

MECHANICS’ LIENS

42.

RENEWAL OPTIONS

i

This lease dated the lst clay of December 1995, between BEE DIC REALTY, a joint venture consisting of Weny Bros. & Storms Co., Nathan Mandelbaum, Trustee, and Anne S, Houston AS LESSOR (“Lessor”), with its principal place C/o Weny Bros. & Storms Co. 1114 McLean Boulevard Paterson New Jersey 07514 and MINNESOTA MINING AND MANUFACTURING COMPANY, a Delaware corporation (“Lessee”),

WITNESSETH

WHEREAS, Lessor and Lessee wish to enter into a lease with respect to a certain warehouse and distribution building containing approximately 200,000 square feet located at 75 Lackawanna Avenue in the Township of Parsippany-Troy Hills, Morris County, drew jersey (collectively, the “Premises”) on the terms and conditions as hereinafter set forth,

NOW, THEREFORE, in consideration of the premises and the mutual promises, covenants and agreements contained herein, Lessor and Lessee: mutually agree as follows:

1.

PREMISES

.  The Lessor hereby lets to the Lessee and the Lessee hires acid takes from the Lessor a portion of the premises containing 119,365 square feet (collectively, the “Leased Premises”), as shown on Exhibit A, attached.

2.

‘TERM

.  The term of the agreement shall commence on September 1, 1995 and terminate on August 31, 1999 upon the following terms and conditions.

3.

BASIC RENT

.  The Lessee shall pay to the Lessor basic. annual rent as follows:

September 1, 1995 to August 31, 1996: $541,337.2() Annually $41,778.1(1 Monthly September l, 1996 to August 31, 1997:$501,337.20 Annually $41,778.10 Monthly September 1, 1997 to August 31, 1998: $513,273,80 Annually $42,772.82 Monthly September 1, 1998 to August 31, 1,999: $513,273.80 Annually $42,772.82 Monthly

4.

ADDITIONAL RENT

.  (a)  It is the purpose and intent of Lessor and Lessee that the minimum rent set forth in Paragraph 3 shall be net to the Lessor so that this lease shall yield net to the Lessor that rent so specified. However, without limiting the Lessee’s obligations as otherwise set forth, the parties agree that for administrative purposes and to insure cooperation between and among Lessor and all tenants that in addition to and together with all payments by Lessee of Basic Rent hereunder, Lessee agrees to pay its proportionate share of the following costs and expenses (“Additional Rent”) incurred by the Lessor in operating the Premises of which the Leased Premises are a part. fire and property insurance including rent interruption coverage as Lessor deems reasonably necessary and appropriate to protect its interest; water and sanitary sewer charges incurred or charged to the Premises; sprinkler maintenance, lawn maintenance; snow removal; real property taxes and assessments paid or payable by Lessor and such other costs and expenses as are mutually agreed upon by Lessor and Lessee. Lessee’s proportional share of said operating expenses (the “Proportionate Share”) is Fifty-Nine and 68/100ths percent (59.68%). The Tenant shall forward its proportionate share of said taxes and assessments within thirty (30) days after receipt of written demand therefore by Landlord. A tax bill shall be sufficient evidence of the amount of taxes and for calculation of Tenant’s proportionate share of the amount to be paid by the Tenant. A pro rata adjustment shall be made for such taxes and assessment in the first month of this initial tem. All payments in respect of taxes shall be due and payable, as billed, not later than. February 1, May 1, August 1 and November l of each calendar year during the term of this Lease_ In addition to the foregoing, and notwithstanding anything in this Lease to the contrary, taxes to be paid by the Tenant shall be only those payable in the current year, and prorated based on any partial year occupancy. Tenant shall pay all such taxes within twenty (20) days after receipt of documented invoice, but not more than ten (10) days prior to the tax due date. Special assessments payable by Tenant shall be paid over the longest period allowed by law and Tenant shall pay its proportionate share over the terra of the Lease.

(a)

(b)

If at any time during the term of this Lease, under the laws of the State or any political subdivision thereof in which the demised premises are situated, a tax or excise on rents or other tax, however described (but not as part of a general income tax) is levied or assessed by said State or political subdivision against the Lessor on the basic rent as adjusted expressly reserved hereunder, the Lessor covenants to pay and discharge such tax or excise on rents or other tax only to the extent of the amount thereof which is lawfully assessed or imposed as a direct result of the Lessor’s ownership of the demised premises, or of this lease car of the rentals accruing tinder this lease, and Lessee agrees to reimburse Lessor for its proportionate share of said payments, it being the intention of the parties hereto that the rent to be paid hereunder shall be paid to the Lessor without deduction of any nature whatsoever, foreseeable or unforeseeable, except as in this lei otherwise expressly provided. The payment to be made by the Lessor pursuant hereto shall be made before any fine, penalty, interest or cost may be added thereto for the non-payment thereof, and the Lessor covenants, upon request, to furnish the Lessee, within ten (l0) days after the date when same is payable as herein provided, with official receipts or other evidence satisfactory to the Lessee that such tax or excise on rents or other tax has, to the extent aforesaid, been paid. Such tax or excise on rents or other tax shall be deemed to be an item of additional rent hereunder and shall be paid by Lessee with thirty (30) days after receiving written demand from Landlord.

(c)

Lessee shall have the right try contest any taxes or assessment at its own cost and expense.

(d)

In addition to the foregoing; and notwithstanding anything in this lease to the contrary, taxes to be paid by the tenant shall be only those payable in the current year, and prorated based on any partial year occupancy. Tenant shall pay all such taxes within twenty (20) days after receipt of documented invoice, but not more than (10) days prior to the tax due date. Special assessments payable by tenant shall be paid over the longest period allowed by law and tenant shall pay its proportionate share over the term of the lease.

5.

REVIEW BY MORTGAGEE

. This lease is subject to the approval and modification by the mortgagee, The Principal Financial Group. If the Mortgagee does not approve thus lease, it will be considered null and void.

6.

MAINTENANCE AND REPAIRS: CONDITION OF LEASED PREMISES

.  (a) Lessee agrees to keep and maintain the Leased Premises in as good a state of repair as the same are turned over to it and improvements made by the Lessee as hereafter specified, ordinary wear and tear excepted, and in a clean, safe and sanitary condition, and agrees to make all necessary repairs, replacements and renewals, interior and exterior, to the Leased Premises (excluding, however, all repairs to the roof of the building, structural repairs to the walls, foundation and structural steel, all of which shall remain Lessor’s responsibility), and to pay and hold Lessor free and harmless from all bills or assessments for light, heat, water, gas, sewer rentals or charges, and any other expenses arising out of or incidental to the Lessee’s occupancy of the Leased Premises, including, but not limited to, the type of Rack System the Lessee installs.

(a)

(b)

Lessee expressly covenants and agrees to replace any broken glass in the windows 4r other apertures of the Leased Premises which may become damaged or destroyed at its cost and expense, except for breakage resulting from perils customarily covered by fire and extended coverage insurance,

(c)

Lessor will cause, where practicable, such utilities as gas and electricity serving the Leased Premises to be separately metered and Lessee agrees to cause such utilities to be placed in its name on or before taking possession. However, to the degree such utilities cannot be separately metered, Lessee shall pay its Proportionate Share of same as Additional Rent.

(d)

The Lessee shall not encumber sidewalks, driveways, yards, entrances, hallways, aisles, and star but shall keep and maintain. the same in a clean condition from debris, trash, refuse or products.

7.

DAMAGE OR DESTRUCTION TO LEASED PREMISES

(a)

If the Leased Premises shall be partially or totally damaged or destroyed by fire or other casualty, Lessee shall give prompt written notice thereof to Lessor in the manner provided herein.

(b)

in the event that the Leased Premises or any part thereof are partially damaged or destroyed by fire or other casualty, or partial damage or destruction occurs to the building which renders the Leased Premises partially untenantable or functionally unfit for the use for which they were being used by Lessee prior to such damage or destruction, Lessor shall promptly undertake to repair said damage or destruction as soon as possible following the occurrence of same (anti the Lessee shall continue to pay Basic Rent and Additional Rent hereunder without any deduction or abatement thereof, except as herein below set forth).

(c)

10)  in the event that the Leased Premises are partially or totally destroyed or damaged by fire of other casualty or partial or total damage or destruction occurs to the Building which renders the Leased Premises totally untenantable or functionally unfit for the use for which they were being used by Lessee prior to such damage or destruction, so that it is determined by Lessor that the same or what is left of same cannot be repaired, restored or rebuilt within Nine (9) month from the date of such destruction or damage, then either party hereto shall have the option to terminate this Lease within ten (10) days following receipt by Lessee of written notice to Lessee of such a determination by Lessor within twenty (20) days of the “event”; provided, however, the determination of Lessor to terminate the Lease shall constitute an automatic termination of this Lease. In the event of such a termination of this Lease, the Basic Rent and Additional Rent shall be paid up to the time of such destruction or damage, as the case may be, and there shall be an accounting between the parties as to the moneys due the Lessor or Lessee and as to the payments to be made by the Lessee or Lessor as in this Lease provided. Upon the election by either party hereto to terminate this Lease hereunder or its automatic termination, the same shall cease and terminate and be of no force and effect as of the date of such destruction or damage.

(i)

in the event that it is determined of the Lease that Lessor can repair, restore or rebuild the Leased Premises within Nine (9) months from the date of the damage or destruction of same, and Lessor agrees to plans and specifications with respect to same, Lessor shall promptly undertake to repair, restore or rebuild said damage or destruction as soon as reasonable.

(b)

For purposes of this Paragraph 7, total or partial damage or destruction to the Leased Premises or the Building which renders the Leased Premises partially or totally untenantable or functionally unfit for the use for which they were being used by the Lessee prior to such damage or destruction shall allow the Lessee, for and during the period in which the Leased Premises are not so usable or so fit, abatement of the fixed rental to be based upon the ratio that the percentage of the area so destroyed bears to the total percentage of the Leased Premises.

11.

INSURANCE: INDEMNITY

.  (a)  Lessee shall, at Lessee’s expense, obtain and keep in force during the term of this Lease a policy of Combined Single Limit Bodily injury and Property Damage Insurance insuring Lessee and Lessor against any liability arising out of the use or occupancy of the Leased Premises and all other areas appurtenant thereto in an amount of not less than $2,000,000 per occurrence. The policy shall insure performance by Lessee of all of its indemnity obligators pursuant to this Lease. The limits of said insurance shall not, however, limit the liability of Lessee hereunder.

(a)

(b)

Insurance required hereunder shall be in a company licensed to do business in New Jersey reasonably acceptable to Lessor, Lessee shall deliver to Lessor a certificate evidencing the existence and amounts of such insurance within thirty (30) days of receipt of a fully executed lease.  No such policy shall be cancelable or, subject to reduction of coverage or other modification except after thirty (30) days prior written notice to Lessor. Lessee shall, thirty (30) days prior to the expiration of any such policy, furnish Lessor with a renewal or “binder” thereto, in the absence of which Lesson may order such insurance and charge the cost thereof to Lessee, which amount shall be deemed additional rent hereunder and shall be payable by Lessee upon demand.

(c)

In the event that any use to which Lessee pats the Leased Premises, whether or not said use is specifically permit hereunder, causes an increase in any insurance premiums being charge to Lessor and/or requires any alteration or addition to the Premises to reflect any increased risk caused by Lessee’s use, Lessee agrees upon demand by Lessor to pay to Lessor the reasonable additional amount of said insurance premiums and/or the cost of any such alteration of addition, which shall be deemed additional rent. Lessor will carry fire and extended coverage insurance on the building and shall comply with the coinsurance clause in said insurance policy or policies. Lessee shall not be liable for Landlord’s failure to comply with any such coinsurance clause.

(d)

Lessee shall indemnify, defend and hold harmless Lessor from and against any and all claims arising from Lessee’s use of the Leased Premises, or from the conduct of Lessee’s business or from any activity, work or things done, permitted or suffered by Lessee in the Leased premises and shall further indemnify, defend and hold harmless Lessor from and against any and all claims arising from any breach or default in the performance of any obligation on Lessee’s part to be performed under the terms of this Lease, or arising from any negligence of the Lessee, or any of Lessee’s agents, servants, or employees. In no event shall Lessee be required to indemnify against or be liable for any and all claims arising from the willful or negligent acts of Lessor, its agents, employees or contractors, servant, and invitees.

12.

EXEMPTION OF LESSOR FROM LIABILITY

.  Lessee hereby agrees that Lessor shall not be liable for injury to Lessee’s business or any loss of income therefrom or for damage to the goods, wares, merchandise or other property of Lessee, its employees, invitees, customers, or any other person in or about the Leased Premises, nor shall Lessor be liable for injury to the persona of Lessee, its employees, agents or servants, whether such damage or injury is caused by or results from fire, steam., electricity, gas, water or rain, or from the breakage, leakage, obstruction or other defects of pipes, sprinklers, wires, appliances, plumbing, air conditioning or lighting fixtures, or any outer cause, whether the said damage or injury results from conditions arising upon the Leased Premises or upon other portions of the Building or of time Premises, or from. other sources or places and regardless of whether the cause of such damage or injury or the means of repairing the same is inaccessible to Lessee except of injury or damage caused by willful or negligent acts of Lessor or Lessor’s agents, employees or contractors. Lessor shall not be liable: for any damages arising from any act or neglect of any other tenant or subtenant of the Building or of the Premises.

13.

MODIFICATIONS TO LEASED PREMISES

.  (a)  Lessee hereby accepts the Leased Premises in their condition existing as of the date of the execution hereof, subject to 4 applicable zoning, federal, municipal, county and state laws, ordinances and regulations and hazardous material statutes governing and regulating the use of the Leased Premises, and accepts this Lease subject thereto and to all matters disclosed thereby,

(a)

(b)

Lessee shall have the right to make non-structural alterations, improvements or additions to the Leased Premises costing up to $10,00(3 in any single instance, without the prior written consent of Lessor.  All such additional alterations, improvements or additions shall be undertaken at Lessee’s sole cost and expense, and Lessee shall indemnify, defend and hold Lessor harmless with respect to the installation or operation of same.

(c)

Upon the expiration or earlier termination of this Lease, all alterations, additions and improvements described, made by Lessee, shall became the property of the Lessor. Tenant shall have the right to remove tenant’s trade fixtures.

10.D

ALTERATIONS.  Lessee shall not make or cause to be made any nonstructural alterations, additions or changes to the demised premises costing in excess of $10,000 in any single instance or $20,000 in one year, without first obtaining Lessor’s written approval and consent, which consent shall not be unreasonably withheld. Lessee shall present to Lessor plans and specifications for such alterations, additions or improvements at the time approval is sought. Lessee agrees that any alterations, additions or improvements made by it shall immediately become the property of Lessor unless Lessee and Lessor designate otherwise notwithstanding tenant’s trade fixtures, and shall remain upon the premises in the absence of agreement to the contrary. The Lessors consent to any non-structural alterations shall not be unreasonably withheld or delayed.

14.

ADDITIONAL EVENTS OF DEFAULT BY LESSEE

.  In addition to the events of default set forth hereafter, each of the following shall be deemed a default by Lessee and a breach of this Lease:

(a)

Filing of a petition by or against Lessee for adjudication under any federal or state statute as a bankrupt, or for reorganization, or for an arrangement, and such petition is  not withdrawn or denied within sixty (60) days of filing;

(b)

Dissolution or liquidation of Lessee;

(c)

Appointment of a permanent receiver or a permanent trustee of all or substantially all the property of Lessee, if’ such appointment shall not be vacated -within sixty (60) days;

(d)

‘faking possession of the property of Lessee by a governmental officer or agency pursuant to statutory authority for dissolution, rehabilitation, reorganization or liquidation or Lessee if such taking of possession shall not be vacated within sixty (60) days;

(e)

Making by Lessee of an assignment for other benefit of creditors. If any event mentioned in this Paragraph shall occur, without limitation of any other remedies which may be available to Lessor, Lessor may thereupon, or at any time thereafter, elect to cancel this Lease upon thirty (30) days written notice to Lessee, and this Lease shall  terminate on the day in such notice specified with the same force and effect as if that date were the date herein fined for the expiration of the term of this Lease.

15.

ISRA COMPLIANCE

.

12.

ENVIRONMENTAL MATTERS

(a)

Compliance with Laws

(1)

Lessee shall comply with all of the requirements of all applicable environmental laws of all county, municipal, state federal and other governmental authorities, including but not Limited to, the New Jersey Spill Compensation and Control Act (“Spill Act”), N.J.S.A. 58:10-23.11 et seg., relating to Lessee’s occupancy and/or use of the Leased Premises (“Environmental Laws’) and shall secure, maintain in full force and effect and comply with all permits, consents and authorizations required under Environmental Laws with respect to Lessee’s occupancy and/or use of the Leased Premises.

(2)

Lessor shall comply with all of the requirements of all Environmental Laws relating to Lessor’s ownership, occupancy and/or use of the Leased Premises and shall secure, maintain in full force and effect and comply with all permits, consents and authorizations required under Environmental Laws with respect to the Leased Premises.

(b)

ISRA Compliance

(1)

In the event that Lessee takes any action which is considered a statutory trigger under the Industrial Site Recovery Act (“ISRA”), N.J.S.A 13:1K-6 et seq., including but not limited to the cessation of operations, Lessee shall, at least thirty (30) days prior to said triggering event, submit an application to the New Jersey Department of Environmental Protection (“NJDEP’) for a Letter of Non Applicability (“ LNA”) to confirm that ISRA is not applicable to the contemplated activity. Lessee shall promptly provide Lessor with copies of all documents submitted to or received from the NJDEP in connection with the application for an LNA.

(A)

In the event that the NJDEP determines that ISRA is applicable to the contemplated activity, Lessee shall diligently perform all actions necessary to comply with ISRA and all related NJDEP requirements, including but not limited to, the necessary NJDEP filings and submissions.

(B)

Lessor shall cooperate with Lessee to the extent reasonably required in connection with Lessee’s ISRA compliance activities.

(C)

Subject to the provisions of Section 12(b)(1)(C) and 12(b)(2)(D), in the event that an Environmental investigation, including but not limited to, soil and/or ground water sampling and analysis and any necessary cleanup, is required due to any adverse Environmental condition or contamination resulting from any handling, use, storage or disposal by Lessee of Hazardous Materials on the Leased Premises which occurred after Lessee began occupying the Leased Premises, Lessee shall perform same in accordance with the cleanup standards and the Technical Requirements in order to obtain the NJDEP’s approval of a Negative Declaration, Full Compliance Letter or No Further Action Letter.

(D)

In the event that an Environmental investigation, including but not limited to, soil and/or ground water sampling and analysis and any necessary cleanup, is required due to (1) any Environmental contamination or condition existing at the Leased Premises; (2) any Environmental contamination or condition migrating onto the Leased Premises prior to or after Lessee began occupying the Leased Premises; or (3) any release of Hazardous Materials or any environmental contamination or condition caused by Lessor, its employees, agents, invitees, contractors, partners, officers or directors after Lessee began occupying the Leased Premises, Lessor shall perform same in accordance with the Cleanup Standards and the Technical Regulations in order to obtain the NJDEP’s approval of a Negative Declaration, Full Compliance Letter or No Further Action Letter (“Lessor’s Cleanup Activities”).

(E)

In the event that Lessor’s Cleanup Activities substantially interfere with Lessee’s use and occupancy of the Leased Premises during the Lease term, Lessee may, at its option, terminate this Lease without further liability €o Lessor hereunder.

(F)

Lessor shall promptly provide Lessee with Copies of all correspondence, NJDEP submissions, analytical data, technical reports and other materials relating to Lessor’s Cleanup Activities or ISRA compliance,

(G)

Lessor shall notify Lessee of any meetings with the NJDF concerning Lessor’s Cleanup Activities or ISRA compliance and Lessee shall have the right to attend such meetings.

(c)

Environmental Indemnification

(1)

Lessor shall defend, indemnify and save Lessee harmless from and against all costs, expenses, liabilities, damages, judgments, fines and penalties of every kind or nature, including reasonable counsel, expert and consulting fees, that are incurred by Lessee or which Lessee is legally obligated to pay or incur as a result of any claim, action, suit or proceeding arising out of

(A)

any breach by Lessor, its employees, agents, invitees, contractors, partners, officers or directors, of any representation, warranty or covenant by Lessor contained in this Lease;

(B)

any failure by Lessor, its employees, agents, invitees, contractors, partners, officers or directors to perform any of the agreements, terms, covenants or conditions of this Lease on Lessor’s part to be performed;

(C)

any failure by Lessor, its employees, agents, invitees, contractors, partners, officers or directors to comply with all applicable loves, ordinances, rules, requirements, orders or regulations of any federal, state, county or local governmental authority having jurisdiction herein, including without limitation, Environmental laws, or with any permit currently held or hereafter obtained or required with respect to the Leased Premises;

(D)

any Environmental contamination car condition existing on, at, under or emanating from the Leased Premises prior to the date Lessee began occupying the Leased Premises;

(E)

any Environmental contamination or condition migrating onto the Leased Premises prior to or after Lessee began occupying the Leased Premises; and

(F)

any release of Hazardous Materials, Environmental regulatory violation; adverse Environmental condition or contamination resulting from any handling, use, storage or disposal of Hazardous Materials or from any failure to comply with ISRA by Lessor, its employees, agents, invitees, contractors, pagers, offices or directors after the date Lessee began occupying the Leased Premises.

(2)

Lessee shall defend, indemnify and save Lesser harmless from and against all costs, expenses, liabilities, judgments, fines and penalties of every kind or nature, including; reasonable counsel, expert and consulting fees, that are incurred by Lessor or which Lessor is legally obligated to pay or incur as a result of any claim, action, suit or proceeding arising out of

(A)

any breach by Lessee, its employees, agents, invitees, contractors, officers or directors, of any representation, warranty or covenant by Lessee contained in this Lease;

(B)

any failure by Lessee, its employees, agents, invitees, contractors, officers or directors to perform any of the agreements, terms, covenants or conditions of this Lease on Lessee’s part to be performed;

(C)

any failure by Lessee, its employees, agents, invitees, contractors, officers or directors to comply with all applicable laws, ordinances, rules, requirements, orders or regulations of any federal, state, county or local governmental authority having jurisdiction herein, including without limitation, Environmental Laws, or with any permit currently held or hereafter obtained or required with respect to Lessee’s occupancy and/or use of the Leased Premises; and

(D)

any release of Hazardous Materials, Environmental regulatory violation, adverse Environmental condition or contamination resulting from any handling, use, storage or disposal of Hazardous Materials by Lessee on the Leased Premises which occurred after Lessee began occupying the Leased Premises or from any failure to comply with ISRA by Lessee, its employees, agents, invitees, contractors, officers or directors after Lessee began occupying the Leased Premises.

This indemnification by Lessee shall survive for a period of two years from the date of expiration or termination of this Lease.

(3)

(a)  Lessee’s obligation and liability under this Paragraph shall survive the term of this Lease and shall continue so long as Lessor remains responsible for any spills or discharges of hazardous substances or wastes at the Premises which occur during the term of this Lease and which are caused by Lessee’s occupancy of Lesser/ Premises. Until the Lessee receives a Letter of No Further Action from NJDEP, Lessee shall be deemed a holdover tenant as described in paragraph 1.4.

(b)

Lessor reserves the right from time to time, but not more than once a year, except in the event of an emergency, during the terra and any renewal term hereof, at a cost not to exceed $1,500 per year, to have the premises and Compliance Area inspected by environmental engineers and/or specialists, which environmental engineers and/or specialists shall be reasonably acceptable to both Lessor and Lessee, for the purpose of determining compliance by Lessee with any Environmental laws, rules and regulations applicable to Lessee’s operations in or about the Leased Premises and with the terms and conditions of this Lease dealing with Environmental matters, including without limitation, the provisions of this paragraph*.  If the Environmental assessment or report resulting from such inspection discloses any non-compliance by Lessee, Lessee shall immediately take all such steps as are necessary to put the demised premises into compliance, including without limitation, cleaning up any spills or other emissions of hazardous and/or toxic substances or wastes.

(1)  In the event Lessee is required to perform an environmental investigation or cleanup pursuant to ISRA which makes the Premises untenantable or due to the discharge of a Hazardous Material in connection with Lessee’s operations at the Leased Premises which makes the Premises untenanable, Lessee shall be considered a holdover tenant and shall be subject to the provisions of Section 14 (Holding over) of the Lease agreement.

For purposes of this paragraph, the term “untenantable” shall mean a condition of the property which prevents the use of the Leased Premises by any subsequent tenant due to physical constraints.

16.

AIR AND WATER POLLUTION

.  Lessee expressly covenants and agrees to indemnify, defend, and hold Lessor harmless against any claim, damage, liability, costs, penalties or fines which Lessor may suffer as a result of air or water pollution caused by Lessee in its use of the Lease Premises. Lessee covenants and agrees to notify Lessor immediately of any claim of notice served upon it with respect to any such claim that Lessee is causing water or air pollution; and Less”, in any event, will take immediate steps to halt, remedy or cure any pollution of air or water caused by Lessee by its use of the Leased Premises.

17.

HOLDING OVER

.  If Lessee, with Lessor’s consent, remains in possession of the Leased Premises or any part thereof after the expiration of the term hereof, such occupancy shall be a tenancy from month to month upon all the provisions of this Lease pertaining to the obligations of Lessee including the rent.  If the Lessee holds over without Lessor’s consent, the Basic Rent shall be at one hundred Seventy Five percent (175%) of the Basic Rent in effect for the last month of the term hereof and all provisions of this Lease pertaining to the obligations of Lessee remain in effect.

18.

LATE CHARGES

.  If any installment of Basic Rent, Additional Rent or any other sum due from Lessee shall not be received by Sub-Lessor within: ten (10) days after such amount shall be due, then without any requirement of notice from Lessor, Lessee shall pay Lessor a late charge equal to ten percent (10%) of such overdo amount, which shall be deemed additional rent hereunder. The parties hereby agree that inasmuch as the exact amount of the costs to be incurred by Lessor in the event of late payment by Lessee of any of the sums due hereunder are difficult to ascertain, such late charge represents a fair and reasonable estimate of the costs Lessor will incur by reason of late payment by Lessee.

19.

INTEREST ON PAST DUE OBLIGATIONS

.  Except as expressly herein provided, any amount due to Lessor not paid when clue shall bear interest at the maximum rate than allowable by lave from the date due. Payment of such interest shall not excuse or cure any default by Lessee under this Lease, provided, however, that interest shall not be payable on late charges incurred by Lessee.

20.

SECURITY MEASURES

.  Lessee hereby acknowledges that the Additional Rent does not include the cost of stationary guard service or other security measures, and the Lessor shall have no obligation whatsoever to provide same.  Lessee assumes all responsibility for the protection of Lessee, its agents and invitees from acts of third parties.

21.

AUCTIONS

.  Lessee shall not conduct, nor permit to be conducted, either voluntarily or involuntarily, any auction upon the Leased premises without first having obtained Lessor’s prior written consent. Notwithstanding anything to the contrary in this, Lease, Lessor shall not be obligated to exercise any standard of reasonableness in’; determining whether to grant such consent.

22.

MULTIPLE TENANT BUILDING

.  Inasmuch as the Leased Premises are part of a larger building, Lessee agrees that it will abide by, keep and observe all reasonable rules and regulations which Lessor may make from, time to time for the management, safety, care and cleanliness of the building and grounds, the parking of vehicles and the preservation of good order therein as will as for the convenience of other occupants and tenants of the building.  The violations of any such rules and regulations shall be deemed a breach of this Lease by Lessee.

23.

BROKER

.  Each of the parties represents and warrants to the other that it has not engaged the services of any broker in connection with this Lease except for David T. Houston Company.**  Lessor shall be solely responsible for a single commission equal to 5% of the aggregate net rental over the term of the Lease to be paid upon the execution of the Lease by both parties.  Per the attached Exhibit B, Lessor shall not be responsible for any additional fees associated with the option to renew in Section 42.

24.

FOR LEASE AND FOR SALE SIGNS

.  The Lessor and its Leased representatives and agents may enter the Leased Premises at any reasonable hour*** and exhibit the space to any person or persons wishing to hire or purchase the premises. During the term of this lease, Lessor may place and maintain “For Lease” and “For Sale” signs and notices on any part of the exterior of the building and Less= agrees to permit same to remain thereon without hindrance or molestation.

25.

SUCCESSORS AND ASSIGNS

.  The obligations and responsibilities hereunder shall be binding upon, and the rights and benefits shall inure to the successors and assigns of the parties hereto.

26.

MORTGAGE PRIORITY

.  This tease shall not be a lien against said premises in respect to any mortgages that may hereafter be placed upon said premises. The recording of such mortgage or mortgages shall have preference and precedence and be superior and prior in lien to this lease, irrespective of the date of the recording and the Lessee agrees to execute any reasonable instruments, without cost, which may be deemed necessary or desirable, to further effect the subordination of this lease to any such mortgage or mortgages. Landlord shall use its best efforts to require Lender to comply  with this Agreement of quiet enjoyment in the event of any foreclosure of any loan to Landlord.

27.

USE AND OCCUPANCY

.  Lessee, in the use and occupancy of the leased premises, and in the conduct of its business and activities, shall at its own cost and expense secure and maintain all necessary licenses and permits required for the conduct of its business, and shall at all times comply with all laws and ordinances and all lawful rules and regulations issued by any legally constituted authority, and with the applicable orders, regulations and requirement of any Board of Fire Underwriters,

28.

DISCHARGE OF LIENS

.  Lessee agrees not to do nor to suffer any waste to the Leased premises, nor cause, suffer or permit any liens to attach to or to exist against the Leased Premises by reason of any act of Lessee car by reason of its failure to perform any act required of it hereunder. Provided, however, Lessee shall ?not be required to pay or discharge any lien against the leased premises so long as Lessee has given Lessor notice of its intent to contest such lien and Lessee is in good faith contesting the validity or amount thereof and has given to Lessor such security as Lessor has reasonably requested to assure payment of such lien and to prevent the sale, foreclosure or forfeiture of the leased premises by reason of non-payment. On final determination of the lien or claim for lien Lessee will immediately pay any judgment rendered, and all costs and charges, and shall cause the lien to be released or satisfied. Lessee will not use or permit the use of the leased premises in any manner which would result, or would with the passage of time result, in the creation of any easement or prescriptive right.

29.

COVENANT OF PEACEFUL POSSESSION

.  Upon performance of the conditions, covenants, and agreements herein contained on the part the Lessee, Lessor shall provide Lessee quiet and peaceful possession of the leased premises during the full term hereof, without hindrance or molestation from anyone claiming rights or interest therein through or against the Lessor.

30.

ASSIGNMENT AND SUBLETTING

.  The Lessee shall not, without written consent of the Lessor, assign, mortgage or hypothecate this lease, nor sublet or sublease the premises or any part hereof. Lessor’s consent shall not be unreasonably withheld.

31.

CONDEMNATION

.  If the land and premises leased herein, or of which the leased premises are a part, or any portion. thereof, shall be taken under eminent domain or condemnation proceedings, or if suit or other section shall be instituted for the taking or condemnation thereof, or if in lieu of any formal condemnation proceedings or actions, the Lessor shall grant an option to purchase and or shall sell or convey the said premises or any portion thereof, to the governmental or other public authority, agency, body or public utility seeking to take said land and premises or any portion, thereof, then this lease, at the option of the Lessor, shall terminate, and the term hereof shall end as of such date as the Lessor shall fix by notice in writing, and the Lessee shall have no claim or right to claim or be entitled to any portion of any amount which may be awarded as damages or paid as the result of such condemnation proceedings or paid as the purchase price for such option, sale or conveyance in lieu of formal condemnation proceedings; and all rights of the Lessee to damages, if any are hereby assigned to the Lessor. The Lessee agrees to execute and deliver any instruments, at the expense of the Lessor, as may be deemed reasonably necessary or required to expedite any condemnation proceedings or to effectuate a proper transfer or title to such governmental or other public authority, agency, body or public utility seeking to take or acquire the said lands and premises or any portion thereof. The Lessee covenants and agrees to vacate the said premises, remove all the Lessee’s personal property therefrom and deliver up peaceable possession thereof to the Lessor or to such other party designated by the Lessor in the aforementioned notice. Failure by the Lessee to comply with any provisions in this clause shall subject the Lessee to such costs, expenses, damages and tosses as the Lessor may incur by reason of the Lessee’s breach hereof In the event lessor does not elect to terminate this lease and lessee determines in its reasonable opinion that the remaining premises are substantially unusable for the conduct of its warehouse and office business, then lessee have the right to cancel this lease upon thirty (30) days notice to Lessor and rent shall abate from the date of the taking,

32.

This paragraph intentionally left blank.

33.

INSPECTION OF PREMISES

.  Lessee agrees to permit Lessor to come upon and inspect the leased premises during normal business hours, upon reasonable notice, except in case of emergency, and, if necessary, to perform any act which Lessee has failed to perform.

34.

BREACH, VIOLATION OR DEFAULT BY LESSEE

.  (a)  It is covenanted and agreed that if the Lessee shall at any time fail or neglect to keep or perform any of the terms, covenants or conditions of this lease or shall default in or breach or violate any of the same, which on the part o€ the Lessee are or ought to be observed, kept or performed (other than the provision as to the non-payment of “fixed” rent or “additional” rent hereby reserved or any real estate taxes, assessments, charges, impositions and insurance premiums required to be paid by the Lessee as in. this Lease provided), then in any such event, Lessor shall give to Lessee notice of such default, breach or violation and if such default, breach or Violation is not cured, corrected or remedied within thirty (30) days after**** such notice, excepting that if such default, breach or violation cannot be cured, corrected or remedied within said thirty (34) days and if the Lessee fails to diligently commence within said time to cure, correct and remedy said default, breach or violation and to prosecute expeditiously whatever may be necessary to be done to cure, correct and remedy said default, breach or violation, excepting that if any such default, breach or violation causes or creates a condition or emergency in character that is likely to be harmful to life or property, then within three (3) days after Lessee’s receipt of notice given by the Lessor to the Lessee of said default, breach or violation and the same is not cured, corrected and remedied by Lessee within said time, excepting, however, that the Lessor shall be obligated to give ten business days notice as to or concerning the non-payment of the aforementioned taxes, rents, impositions, assessments, charges and insurance premiums, then it shall and may be lawful for the Lessor, at its option, to enter into an, upon the demised premises and property with out veins liable to suit or prosecution therefor and w endeavor to cure, correct or remedy any of said defaults, breaches or violations herein above mentioned for and on behalf of and at the cost and expense of the Lessee, and the Lessee agrees to be liable and to pay for the cost thereof to the Lessor on demand, and if not paid as aforesaid, the said cost and expense shall be considered “additional” rent and the same shall be added to the “fixed” rent then due or next to become due, and Lessor shall have all rights and remedies in connection with the collection and payment of same as it has concerning the default in the payment of the “fixed” rent herein reserved to be paid by Lessee, and this right shall be in addition to any other rights and remedies the Lessor may have, including but not in limitation of , the rights of the Lessor’s options to terminate this Lease and the estate hereby created, together with the then existing options of renewal or extension of this lease, upon a day fixed either in notice aforesaid, or in any subsequent notice given by Lessor, and the terms of this Lease and said options shall terminate and come to an end on the day so fixed as if this lease had by its term expired at that tine and as if no options to renew or extend this lease had been given or granted to the Lessee hereunder, and Lessee shall be and remain liable for all damages that Lessor has and may suffer and sustain by reason thereof.

In the event that the Lessor shall terminate this lease and the options herein above mentioned, it shall be lawful for the Lessor to enter into and upon the demised premises or property without being liable to suit or prosecution therefor and to reenter and repossess the same either by force, summary proceedings, or otherwise and to remove all persons and their personal property therefrom and again have, hold and enjoy the said premises as of its first and former estate and interest therein as if this lease and any then existing options of renewal had not been granted or made, or if the term herein granted had expired by limitation.

(A)

It is agreed that in the event the Lessee shall neglect or fail to pay any “fixed” rent hereby reserved or any “additional” rcpt, or any taxes, assessments, impositions, charges and insurance premiums, after receipt of a ten (1{3) business day notice at any time after the time fixed for the payment of said rents, taxes, assessments, water charges and insurance premiums, and in the event that the Lessee does not pay said taxes, rents, assessments, impositions, charges and insurance premiums at the expiration of said ten (10) business days, then in any such event, it shall be lawful for Lessor in addition to any other rights and remedies which the Lessor may ,have, to enter into and upon the demised premises or property, without being liable to suit or prosecution therefor, and without instituting any action car proceedings for the recovery of repossession of said demised premises, either by force or otherwise, and again have, hold and enjoy the said premises as and of its first and former estate and interest therein, as if this lease and any then existing options of renewal had not been granted or made, or as if the terra herein granted had expired by limitation, without being; liable to prosecution or damages therefor, and the Lessee shall be and remain liable for all damages that the Lessor has and may suffer and sustain by reason thereof.

(B)

The Lessee covenants and agrees that if within the grace period provided in this Paragraph 31, it shall at any time fail to make any payment or perform any act on its part to be made or perforated as in this lease provided, then the Lessor may, but shall not be obligated to do so, and without further notice to or demand upon the Lessee and without waiving or releasing the Lessee from any obligations of the Lessee in this lease contained, make any payment or perform any act on the part of the Lessee to be made and performed as in the Lease provided in such manner and to such extent as the Lessor reasonably may deem desirable, and ill exercising any such rights to ray necessary 2nd incidental costs and expenses, employ counsel and incur and pay reasonable attorney’s fees. All suns so paid by the Lessor and all necessary and incidental costs and expenses in connection with the performance of any such acts by the Lessor, together with interest thereon at the rate of seven and one-half percent (7-1/2%) per annum. from the date of the making of such expenditures by the Lessor shall be deemed additional rent hereunder, and, except as otherwise in this lease expressly provided, shall after the expiration of the grace period provided in this Paragraph 31 be payable to the Lessor on demand or at the option of the Lessor may be added to any basic rent then due or thereafter becoming due under this lease and any renewal or extension thereof, and the Lessee covenants to pay any such sung or sums with interest as aforesaid, and the Lessor shall have (in addition to any other right or remedy of the Lessor) the same rights and remedies in the event of the non-payment thereof by the Lessee as in the case of default by the Lessee in the payment of the basic rent.

35.

CONDITION OF PREMISES ON TERMINATION

. Upon termination of this lease, by expiration according try its terms, Lessee covenants and agrees to remove all o f. its personal property, including trade fixtures and equipment installed by Lessee upon the premises, and Lessee shall repair any damage caused by the removal thereof, and shall leave the premises in as good a condition as at the commencement of this lease, reasonable wear and tear, repairs and restorations to be made by Lessor as herein provided, damage and destruction caused by perils customarily covered under fire and extended coverage insurance or acts of God excepted. 1f Lessee does not perform the necessary repair work, they shall be deemed a holdover tenant. This includes, but is not limited to the removal of the lessee’s rack system and the repair of the damage caused by the rack’s fastening system. The racks and fastening system must be removed and the floor area must be patched at lessee’s sole cost and expense.

36.

NOTICES

.  notices or inquiries regarding this lease shall be delivered to Lessor at 1(34 McLean Boulevard, Paterson, New Jersey 07514, attention of the President, Scott K. Perkins and to Lessee, Minnesota Mining and Manufacturing; Company, P.O. Box 33428, St. Paul Minnesota 55133, Attn: Donald C. Weinke, or to such other address as the parties may designate in writing. Notice may be given be registered or certified mail, return receipt requested.

37.

NO ORAL AGREEMENTS

.  It is expressly agreed that this lease agreement contain the complete agreement between Lessor and Lessee and that there is no verbal understanding or agreement which in any way changes the terms, covenants and conditions herein set forth, and that no modification of this lease and no waiver of any of its terms and conditions shall be effective unless made in writing and duly executed by the authorized officers of the necessary party or parties.

38.

NO IMPLIED WAIVER

.  The failure of Lessor to insist, in one or more instances, upon the strict performance by Lessee of any of the provisions of this Lease shall not be construed as a waiver of any future breach of such provisions. Receipt by Lessor of rent with knowledge of the breach of any provisions hereof shall not be deemed a waiver of such breach. No provision, term, covenant or condition of this lease, insofar as future performance of the stone is concerned, shall be deemed to have been waived by either party unless such waiver in writing be duly signed by such party.

39.

WAIVER OF SUBROGATION

.  All liability policies carried by either party covering the premises shall name therein the other party as an additional insured, or shall expressly waive any right on the part of the insurer against such other party, failing which the insured party hereby waives any claim against such other party by reason of such other party’s negligence or other acts or omissions or other occurrences insofar as such claim is based on a risk insured under any such policy. Any provision in this lease to the contrary notwithstanding, it is mutually agreed that Lessor and Lessee shall, and they do hereby, waive any claims against the other for loss w their respective property occasioned or caused by fault or negligence of the other, but such waiver shall be limited to the extent that the loss is covered by collections from insurance proceeds paid to the damaged property.

40.

EXCULPATION

.  The term “Lessor” as used in this lease means the owner of the building in which the Premises are located.

In the event of sale it shall be deemed without further agreement between the parties that the purchaser has assumed and agreed to observe and perform all obligations of Lessor hereunder.

Notwithstanding anything to the contrary provided in this lease, it is understood and agreed that there shall be absolutely no personal liability on the part of Lessor and that Lessee shall look solely to the equity of Lessor or such successor in interest in the premises, such exculpation of personal liability to be absolute.

41.

SECURITY

: The Lessee have not deposited a security deposit with the Lessor.

42.

NON-WAIVER BY LESSON

.  The various rights, remedies, options and elections of the Lessor, expressed herein, are cumulative, and the failure of the Lessor to enforce strict performance by the Lessee of the conditions and covenants of this Lease or to exercise any election or option or to resort or have recourse to any remedy herein conferred or the acceptance by the Lessor of any installment of rent after any breach, by the Lessee, in any one or more instances, shall not be construed or deemed to be a waiver or a relinquishment for the future by the Lessor of any such conditions and covenants, options, elections or remedies, but the same shall continue in full force and effect.

43.

NON-PERFORMANCE BY LESSOR

.  This Lease and the obligation of the Lessee to pay the rent hereunder and to comply with the covenants and conditions hereof, shall not be affected, curtailed, impaired or excused because of the Lessor’s inability to supply any service or material called for herein, by reason of any rule, order, regulation or preemption by any governmental entity, authority, department, agency or subdivision or for any delay which may arise by reason of negotiations for the adjustment of any fire or other casualty loss or because of strikes or other tabor trouble or for any cause beyond the control of the Lessor.

44.

MECHANICS’ LIENS

.  If any mechanics’ or other liens shall be created or filed against the leased premises by reason of labor performed or materials furnished for the Lessee in the erection, construction, completion, alteration, repair or addition to any building or improvement, the Lessee shall upon demand, at the Lessee’s cum cost and expense, cause such lien or liens to be satisfied and discharged of record together with any Notices of Intention that may have been fled. Failure so to do shall entitle the Landlord to resort to such remedies as are provided herein in the case of any default of this Lease, in addition to such as are permitted by law.

45.

RENEWAL OPTIONS

.  Provided that the lease is not in default, the Lessee shall have an option to extend the term of this Lease for one (1) period of two (2) years upon the same terms and conditions as are provided herein except that the rental during said renewal terms shall be $537,147 Annually or $44,762.25 Monthly, Lessee shall notify Lessor in writing of its intention to exercise this option by December 31, 1998,

In Witness Hereof, the parties have executed this lease as of the date first above written.

Attest:

BEE DIC REALTY CO.

Dorothy H. Beyer, Secretary

Scott K. Perkins, President

Weny Bros. & Storms Co.

Weny Bros. & Storms Co., Partner

Attest:

MINNESOTA MINING AND

MANUFACTURING. COMPANY

J. J. Borne

Assistant secretary

T.J. Lorenberg, Dar

1

EXHIBIT A

BEING known and designated as Lot 2, Block 360K, as shown on map entitled, “Final Map Fox Hill Park, Lots 15, 16 and 17, Block 360, and Lot 2, Block 360K, Tax Map Sheet 37, Parsippany-Troy Hills Township, Morris Co., N.J.”, dated July 28; 1967, and filed in the Morris County Clerk’s Office as Map #2806.  Said premises are more particularly described as follows:

BEGINNING at a point on the southerly sideline of Lackawanna Avenue, said point being the northeasterly corner of land of Estee Candy Co., Inc. (Block 360X, Lot 1) formerly Anderson Clayton & Co., and running thence,

1.

Along the southerly sideline of Lackawanna Avenue south 67° 54’ 30” east 893. 79 feet to a point of curvature and running thence,

1.

Still along the southerly sideline of Lackawanna Avenue on a curve to the left, having a radius of 339.07 feet and a central angle of 28° 53’ 51” a distance of 171.01 feet to a point of reverse curvature and running thence,

2.

On a curve to the right, having a radius of 20.00 feet and a central angle of 91° 02’ 34” a distance of 31.78 feet to a point of tangency and running thence,

3.

Along the westerly sideline of Walsh Drive south 5° 45’ 57” east, 459.18 feet to a point of curvature and running thence,

4.

Still along the westerly sideline of Walsh Drive on a curve to the right, having a radius of 370.00 feet and a central angle of 19° 13’ 09” a distance of 124.11 feet to a point of tangency and running thence,

5.

Still along the westerly sideline of Walsh Drive south 13° 27’ 22” west 177.28, feet to a point of curvature and running thence,

6.

Still along the westerly sideline of Walsh Drive on a curve to the right having a radius of 579.68 feet and a central angle of 56° 00’ 59” a distance of 566.74 feet to a point and running thence,

7.

North 41° 11’ 06” west 1085.61 feet to a point in the easterly line of lands of Estee Candy Co., Inc. , formerly Anderson Clayton & Co., and running thence,

8.

Along the easterly line of lands of Estee Candy Co., Inc., formerly Anderson Clayton & Co., north 4° 48’ 54” east 722.53 feet to’ the point and place of BEGINNING.

Containing 25.404 acres, more of less

Hua Yang Printing Holdings Company Limited

Exhibit 4.30

DEED OF GUARANTEE

To

: Hang Seng Bank Limited

9.

Consideration

In consideration of:-

(a)

Your agreeing at my/our request to make or continue to make advance or advances or otherwise giving credit or affording banking facilities (including inter alia the issue of guarantees and/or counter-guarantees by you at the request of the Principal as hereinafter defined guaranteeing the debts and/or liabilities of the Principal and/or third parties or your acceptance of guarantees by the Principal as hereinafter defined in your favour guaranteeing the debts and liabilities due by third parties to you) from time to time on such terms and for so long as you may in your sole and absolute discretion think fit to HONG KONG TOY CENTRE LTD AND/OR HUA YANG PRINTING HOLDINGS CO LTD AND/OR KORD GIFTS MANUFACTORY LTD AND/OR KORD PARTY FAVOUR MANUFACTORY LTD* (hereinafter called “the Principal”), either alone or jointly with any other persons; or

(b)

Your withholding of proceedings against or not making immediate demand for payment from the Principal or me/us or any one or more of us for so long and on such terms as you may at your sole and absolute discretion think fit.

Guarantee

I, the undersigned, HEREBY AGREE TO PAY and SATISFY to you (and in case where there are more than one undersigned, we, the undersigned, HEREBY JOINTLY AND SEVERALLY AGREE TO PAY and SATISFY to you) ON DEMAND all sums of money debts obligations and liabilities whether certain or contingent whether now or at any time hereafter or from time to time owing or incurred to you from or by the Principal (or if more than one Principal, any one or more of them) whether with or without my/our knowledge or consent in any manner howsoever or on any account whether as principal or surety and whether alone or jointly with any other person firm or corporation or from any firm in which the Principal (or, if more than one Principal, any one or more of them) may be a partner and in whatever name style or firm including (but without limiting the generality of the foregoing):-

A.

any or all sum or sums due owing and/or payable to you by the Principal, or any one or more of them under any undertakings contracts and/or engagements, bills, drafts, notes loans or credit, banking, credit card or other facilities of whatsoever nature, overdraft, accommodation, loans, advances, documentary or other credits, guarantees and/or indemnities given by the Principal and/or any one or more of them in your favour, and/or any or all dealings and/or transactions in connection with the collection negotiation purchase and/or discounting of bills;

B.

interest accrued or to be accrued;

C.

commissions, fees and other charges;

D.

legal and other costs and expenses of reasonable amount and reasonably incurred by you in connection with the recovery of payment from the Principal or any one or more of them and/or the enforcement and realization of any security and/or guarantee (on a full indemnity basis); and

E.

any other costs, expenses, disbursement and/or payment of whatsoever nature liable to be reimbursed or otherwise payable by the Principal or any one or more of them to you.

1.

Charge

In further consideration of the foregoing I/we the undersigned by way of continuing security hereby charge the moneys standing to the credit of my/our accounts with you or of the accounts of any one of us with you and all moneys that may be owing by you to me/us or any one of us for any reason and on any account whatever in respect of all my/our liabilities to you whether certain or contingent at any time outstanding and I/we hereby authorise you without further notice to me/us or any of us to apply such moneys as you may think fit in satisfaction of the said liabilities.

2.

Continuing security

This guarantee is a continuing security, under which multiple demands may be made by you, and shaft continue to be valid and binding for all purposes notwithstanding any settlement of account, intervening payment, enforcement action or other matter, unless and until all amounts due owing or incurred to you by the Principal as aforesaid in Clause 1 hereinabove are fully paid, satisfied and discharged.  Further, this guarantee shall not cease to be in force by reason that the Principal may not be indebted to you at any lime after its execution.

3.

Determination

This guarantee shall be binding as a continuing security on me/us and on the estate(s), successor(s), assign(s), personal and/or legal representative(s) of me/us and each and every one of us until the expiration of three calendar months from the date of the actual receipt by you of such notice of determination to determine or discontinue this guarantee to be given by:-

(a)

if there is only one undersigned, me or in the event of my death or becoming under disability, my personal or legal representative(s) (as the case may be); or

(b)

if there are more than one undersigned, all of the undersigned jointly together or in the event of the death or becoming disability of one or more of us, the personal or legal representative(s) of each and every one of us so died or under disability (as the case may be) jointly together with all of us who survive or are not under disability, if any.

Provided that such determination shall not release me/us from this guarantee in respect of any debt, obligation and liability actual or contingent accrued or not yet accrued owing or incurred by the Principal to you as aforesaid during the subsistence of this guarantee even if such debt, obligation and liability has not yet become mature or due or has not yet accrued before the determination of this guarantee.

4.

Opening of fresh account

In the event of this guarantee ceasing for any cause whatsoever to be binding as a continuing security on me/us or my/our respective legal representatives executors or administrators you will be at liberty without thereby affecting your rights hereunder to open a fresh account or accounts and to continue any then existing account with the Principal and no moneys paid from lime to time into any such account or accounts by or on behalf of the Principal and subsequently drawn out by the Principal shall on settlement of any claim in respect of this guarantee be appropriated towards or have the effect of payment of any part of the moneys due from the Principal at the time of this guarantee ceasing to be so binding as a continuing security or of the interest thereon unless the person or persons paying in such moneys shall at the time in writing direct you specially to appropriate the same to that purpose.

5.

Evidence of indebtedness

Any admission or acknowledgement in writing by the Principal or by any person authorised by the Principal of the amount of indebtedness of the Principal to you and any judgment recovered by you against the Principal in respect of such indebtedness shall be binding and conclusive on and against me/each of us and my/our respective executors administrators or legal representatives in all courts of law and elsewhere.  A certificate by an officer of yours as to the money and liabilities for the time being due or incurred to you from or by the Principal shall be binding on me/each of us and conclusive evidence in any legal proceedings against me/us or any of us and my/our respective executors administrators or legal representatives in all courts of law and elsewhere,

6.

Indulgence

You shall be at liberty, without notice to and/or consent of me/us and without thereby affecting or discharging this guarantee or any of my/our liabilities or your rights against me/us hereunder, at any lime at your sole and absolute discretion:-

(a)

to determine, reduce limit, restrict, enlarge, extend, increase, accelerate, continue, replace, renew or otherwise vary any banking and/or credit facility, loan and/or advance. to the Principal and/or the liabilities of the Principal to you and/or any term or condition relating (hereto; and/or

(b)

to vary, extend, increase, reduce, exchange, renew, realise, release, discharge, give up, abstain from perfecting or enforcing any obligations or liabilities of the Principal or any other person or persons, or any security or guarantee held or to be held by you for or on account of the moneys intended to be hereby guaranteed or any part thereof; and/or

(c)

to hold over, renew or give up in whole or part any bills, promissory notes. negotiable or non-negotiable instruments or securities, mortgages, charges, pledges, liens or other security received or to be received from the Principal either alone or jointly with any other person or persons or from any other person or persons in any manner; and/or

(d)

to compound with, grant indulgence, release, give time for payment or other accommodation, to accept compositions from and make any other arrangements with the Principal, any one or more of us and/or any person or persons including but not limited to any person or persons liable on any bills, notes, mortgages, charges, pledges, liens or other security as aforesaid or any person liable jointly with or as surety of the Principal or any other person or persons: and/or

(e)

generally to grant 10 the Principal or to any person or persons any time or indulgence; and/or

(f)

to incur in accepting or varying any compromise, arrangement or settlement; and/or

(g)

to omit to claim or refuse payment of any dividend or composition when and in such manner as you may think expedient; and/or

(h)

to release, realise or choose not to realise or enforce any of your rights under this guarantee or any other security or guarantee which you may hold now or at any time in the future; and/or

(i)

to do or not to do anything which but for this provision will discharge me/us from liability under this guarantee.

In order to avoid doubt, without prejudice to or restricting any of the foregoing, it is hereby expressly declared that notwithstanding any composition, release, or arrangement by you with the Principal, and/or any person or persons liable under any security or otherwise howsoever liable jointly with or as surety of the Principal or any other person or persons, my/our liability hereunder shall remain in full force and effect and the terms herein shall remain valid and binding and enforceable against me/us.

7.

Not to prejudice other security, guarantees etc.

(a)

This guarantee shall be in addition to and not in substitution of any other guarantee or security in respect of any money, debt, obligation and/or liability of the Principal guaranteed hereunder given by me/us or any one or more of us of any other third party or parties.

(b)

This guarantee shall be in addition to and shall not be in any way prejudiced or affected by any collateral or other security now or hereafter held by you for all or any part of the money hereby guaranteed nor shall such collateral or other security or any lien to which you may be otherwise entitled or the liability of any person or persons not parties hereto for all or any part of the moneys hereby secured be in anywise prejudiced or affected by this guarantee.  You shall have full power at your discretion to give time for payment to or make any other arrangement with any such other person or persons without prejudice to this guarantee or any liability hereunder.  All moneys received by you from me/us or any of us or the Principal or any person or persons liable to pay the same may be applied by you to any account or item of account or to any transaction to which the same may be applicable,

8.

No proof to competition with bank

This guarantee shall be construed and take effect as a guarantee of the whole and every part of the principal moneys and interest owing and to become owing as aforesaid and accordingly I am/we are not to be entitled as against you to any right of proof in the bankruptcy or insolvency of the Principal or other right of a surety discharging the Principal's liability in respect of the principal debt unless and until the whole of such principal moneys and interest shall have first been completely discharged and satisfied.  And further for the purpose of enabling you to sue the Principal or prove against the Principal's estate for the whole of the moneys owing as aforesaid or to preserve intact the liability of any other party you may at any time place and keep for such time as you may think prudent any moneys received recovered or realized hereunder to and at a separate or suspense account to the credit either of me/us or any of us or of such other person or persons or transaction it any as you shall think fit without any intermediate obligation on your part to apply the same or any part thereof in or towards the discharge of the moneys owing as aforesaid or any intermediate right on my/our part to sue the Principal or prove against the Principal's estate in competition with or so as to diminish any dividend or other advantage that would or might come to you to treat the liability of the Principal as diminished.

9.

No counter-security without consent of Bank

I/We have not taken in respect of the liability hereby undertaken by me/us on behalf of the Principal and I/we will not take from the Principal either directly or indirectly without your consent in writing any promissory note bill of exchange mortgage charge or other counter-security whether merely personal or involving a charge on any property whatsoever of the Principal whereby I/we or any person claiming through me/us by indorsement assignment or otherwise would or might on the bankruptcy or insolvency of the Principal and to the prejudice of you increase the proofs in such bankruptcy or insolvency or diminish the property distributable amongst the creditors of the Principal.  And as regards any such counter-security as aforesaid which I/we may have taken or may take with such consent as aforesaid the counter-security shall be a security to you for the fulfilment of my/our obligations hereunder and shall be forthwith deposited by me/us with you for that purpose.

10.

No right to Principal's security unless Principal's debt wholly repaid

I/we further agree and declare that until all money, debts, obligations and liabilities due or incurred by the Principal to you shall have been paid or discharged no one of us paying off any sum recoverable hereunder or by any other means or on any other ground shall claim any set-off or counterclaim against the Principal in respect of any liability on the part of me/us or any of us to the Principal or claim or prove in competition with you in respect of any payment by me/us or any of us hereunder or be entitled to claim or have the benefit of any set-off counterclaim or proof against or dividend composition or payment by the Principal or his estate(s) or the benefit of any other security which you may now or hereafter hold for any money or liabilities due or incurred by the Principal to you or to have any share therein.

11.

Security held by guarantor

Any security now or hereafter held by or for me/us or any of us from the Principal in respect of the liability of me/us or any of us shall be held in trust for you and as security for my/our liability hereunder.

12.

Lien

You shall so long as any moneys remain owing hereunder have a lien therefor on all securities now or hereafter held by you from or for me/us or any of us and all moneys now or hereafter standing to my/our credit or to the credit of the account of any of us with you whether on any current or other account.

13.

Set-off & currency conversion

In addition to any general lien or similar right to which you may be entitled by law, you may at any time without prior notice to me/us, and notwithstanding any settlement of account or other matter whatsoever,

(a)

combine or consolidate ail or any of my/our accounts whether current savings, deposit or of any other nature and whether subject to any notice or not) with and liabilities to you whatsoever and wherever situate for the purpose of setting off or transferring any sum or sums standing to the credit of any one or more of such accounts in or towards satisfaction of any of my/our liabilities to you on any other account or in any other respect whether such liabilities be present or future actual or contingent primary or collateral and joint or several (including but not limited to any or all sum or sums due by me/us to you hereunder) . and you may at any time at your complete discretion convert any of my/our accounts into any currency by any lawful means at your disposal and at your rate of exchange (as conclusively determined by you) applicable on the day of passing the entry for the purpose of setoff or transfer without reference to me/us: and/or

(b)

apply in full or partial satisfaction of any of my/our liabilities to you on any account including but not limited to any or all sum or sums due by me/us to you hereunder) all or any security, valuables or other property which may be deposited with you in my/our name whatsoever and wherever situate and whether for safekeeping or otherwise and you shall not be liable for any loss arising from the sale or other disposition of any such security, valuables or other property.

14.

Failure of Bank to take security

The liability of me/us or any of us shall not be affected by any failure by you to take any security or by any invalidity of any security taken or by any existing or future agreement by you as to the application of any advance made or to be made to the Principal or should this guarantee prove not to be binding on any one or more of us for any reason whatsoever in the case where the undersigned is more than one person.

15.

Notice

A notice or demand by you under this guarantee may be served by post and shall be deemed to have been duly served on the day following the day of posting if addressed to me/us or any of us or the legal representative(s) of me/us or any of us at the respective addresses given herein or last known to you in the Hong Kong Special Administrative Region, its return by the post office to you notwithstanding.

16.

Construction where Principal not an individual person

If it shall so happen that the name of the Principal hereinbefore inserted shall be that either of a firm or a limited company or other corporation or of any committee or association or other unincorporated body any of the provisions herein contained which shall be primarily and literally applicable to the case of a single and individual principal only shall be construed and take effect so as to give you hereunder a guarantee for the money owing from such firm and every member thereof or from such limited company or corporation or committee or association or other unincorporated body as identical or analogous as may be with or to that which would have been given for the moneys owing from a single individual if the Principal had been a single individual.  Any moneys shall be deemed to be so owing remaining due and unpaid as aforesaid notwithstanding any defect informalities absence invalidity or insufficiency in the borrowing powers of the Principal or in the exercise thereof which might be a defence as between the Principal and you and irrespective of whether the claim of such money owing remaining due and unpaid as aforesaid is enforceable valid and recoverable in law by you against the Principal my/our liabilities hereunder shall not be prejudiced diminished reduced or affected hereby.  And further in case of a firm this guarantee shall be deemed to be a continuing guarantee of all moneys owing on any such account as hereinbefore mentioned from the persons or person from time to time for the time being carrying on business in the name of or in succession to the firm or from any one or more of such persons although by death retirement or admission of partners or other causes the constitution of the firm may have been in part or wholly varied.  And in the case of a limited company or other corporation any reference to bankruptcy shall be deemed to be a reference to liquidation or other analogous proceedings and the moneys owing as aforesaid and hereby guaranteed shall be deemed to include any moneys owing in respect of debentures or debenture stock of such limited company or other corporation held by you or on your behalf.  This guarantee shall be in addition to and not in substitution for any other guarantee or security for the Principal given by me/us or any of us or otherwise to you.  The expression "you" wherever used herein includes and extends to your successors and assigns.

17.

Retention of guarantee

(a)

No assurance or security or payment which may be avoided on the bankruptcy, liquidation, reorganisation or otherwise of the Principal or me/us or any one of us, (as the case may be) and no release, settlement or discharge which may have been given or made on the faith of any assurance, security or payment shall prejudice your right to recover from me/us or any one of us to the full extent hereof as if such assurance, security, payment, release, settlement or discharge (as the case may be) had never been granted, given or made and this guarantee shall continue to be effective or, as the case may be, shall be reinstated if at any time payment of any sums to you by the Principal or any other person or persons in purported satisfaction of the moneys debts, obligations and/or liabilities secured hereunder must be rescinded, or otherwise repaid, or restored by you upon the bankruptcy, liquidation, reorganisation or otherwise of the Principal, of the persons making such payments (whether as a fraudulent preference of otherwise), and I/we shall make good the whole amount of any such repayment.

(b)

In the event of payment or satisfaction in full of all moneys, debts, obligations or liabilities owing by the Principal to you and guaranteed by me/us hereunder, you shall at the request of me/us release or discharge this guarantee PROVIDED that notwithstanding the foregoing, you shall be entitled to retain this guarantee and/or any or all security therefor for a period of SEVEN months after the said payment or satisfaction or (in the event of a bankruptcy petition or the commencement of winding-up of the Principal or other person or persons making the payment) for such further period as you may determine and to enforce this guarantee and/or any of all security therefore so retained subsequently as if such release or discharge had not occurred.

18.

Guarantor to be liable as principal debtor

Independently of the above stipulations, as a separate obligation, I/we agree that if any purported obligation and/or liabilities of the Principal which if valid or enforceable would be guaranteed by me/us, or be the subject of, this guarantee, is or becomes wholly or in part invalid or unenforceable against the Principal or any debt due, owing or incurred to you from the Principal is or becomes irrecoverable from the Principal for whatever reason, including, without limitation, by reason of any defect in or insufficiency or want of powers of the Principal or irregular or improper purported exercise thereof or breach or want of authority by any person purporting to act on behalf of the Principal or by reason of any legal limitation, disability, incapacity or any other act, omission or circumstance whether or not known to you or if for any other reason whatsoever the Principal is not or ceases to be legally liable to discharge any money. debt, obligation or liability undertaken or purported to be undertaken on its behalf, I/we shall nevertheless be jointly and severally liable to you (notwithstanding the avoidance or invalidity of any assurance, security or payment on any ground whatsoever including, without limitation, avoidance under any enactment relating to liquidation).  In respect of that purported obligation or liability or debt as if the same were wholly valid and enforceable and I/we were the principal debtors in respect thereof, you are not to be concerned to see or enquire into the powers of the Principal or its officers, employees or agents.  I/We hereby agree to keep you fully indemnified against all damages, loss, costs and expenses arising from any failure of the Principal to carry out any such purported obligation, to discharge any liability or repay such debt.  This guarantee may be enforced against me/us without your first instituting legal proceedings against the Principal or any other person in the first instituting legal proceedings against the Principal or any other person as a party in the same proceedings against me/us.

19.

Death, bankruptcy etc. of Principal not to affect guarantee

This guarantee hereby created shall not be discharged or affected by the death, mental incapacity, bankruptcy, insolvency or liquidation of the Principal but shall continue to be operative until determined as to future transactions by notice in writing given to you by me/us pursuant to Clause 4 hereof.

20.

Delay in exercising any right not to operate as a waiver thereof

No failure to exercise or enforce and no delay in exercising or enforcing on your part of any right, remedy, power or privilege hereunder shall operate a waiver thereof, nor shall any single or partial exercise or enforcement of any right, remedy, power or privilege preclude any other further exercise or enforcement thereof, or the exercise or enforcement of any other right, remedy, power or privilege.  The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any right, remedy, power and privilege provided by law.

21.

Independent guarantee

This guarantee may be enforced against me/us without your first instituting legal proceedings against the Principal or any other person in the first instance or to join in the Principal or any ether person as a party in the same proceedings against me/us.

22.

Debt Collection Agent

I/We acknowledge and agree that you may appoint any person as your agent to collect any or all indebtedness owed by me/us to you and I/We shall be responsible for all reasonable costs and expenses which may be reasonably incurred by you for that Purpose on each occasion.

23.

Disclosure of Personal Data

(a)

To enable you to consider whether t0 make or continue to make advances or otherwise give credit or afford banking facilities to the Principal, I/we shall, upon your request, supply to you from time to time my/our personal data and/or other information relating to me/us and, where applicable, any of my/our directors, authorised signatories and/or other officers or representatives and failure to do so may result in your inability to make or continue to make advances or credit or banking facilities to the Principal.

(b)

All information and personal data in relation to me/us and each of our directors, authorised signatories and/or other officers of representatives and all other information relating to this guarantee and any transaction or dealing between me/us and you which are in your possession or control from time to time shall collectively be referred to as Customer Information.

(c)

I/we agree (for and on my/our own behalf and, where applicable, each of my/our directors, authorised signatories and/or other officers or representatives] that you may: -

(i)

use, store, disclose, transfer (whether within or outside the Hong Kong Special Administrative Region) and/or exchange any Customer Information to or with such persons as you may consider necessary including without limitation any member of the group of companies of which you are a member (“the Group”) for any and all purposes in connection with any service and/or credit or banking facility and/or accommodation provided or to be provided by you or any other member of the Group to the Principal or to me/us, and/or in connection with matching for whatever purpose (whether or not with a view to taking any adverse action against me/us) any Customer Information with other personal data concerning me/us in your possession, and/or for the purpose of promoting, improving and furthering the provision of other services and/or facilities by you and any other member of the Group to the Principal or to me/us generally, and/or any other purposes and to such persons as may be in accordance with your general policy on disclosure of personal data and/or other information as set out in statements, circulars, notices or other terms and conditions made available by you to me/us from time to time; and/or

(ii)

deliver any Customer Information to any credit reference agency, and in the event of default by the Principal and/or me/us in performing any obligations or discharging any liabilities to you, to any debt collection agency, and/or provide banker's or credit references to other financial institutions or other parties in respect of me/us; and/or

(iii)

where you consider it necessary or appropriate, transfer any Customer Information to any service provider (whether situated in or outside the Hong Kong Special Administrative Region) far the purpose of data processing or providing any service on your behalf to me/us.  Where the service provider is situated outside the Hong Kong Special Administrative Region in an area where there are less stringent data protection laws, you will impose on the service provider confidentiality undertakings substantially similar to the requirements of the data protection laws in the Hong Kong Special Administrative Region.  In any event, you will remain responsible for ensuring the confidentiality of the Customer Information.

24.

Interpretation

In this guarantee, unless the contrary intention appears, words importing the masculine gender shall include females and corporations and words in the singular shall include the plural and words in the plural shall include the singular.  Marginal notes are inserted for convenience of reference only and shall be ignored in the construction of this guarantee.

25.

Joint & Several Liability

(a)

It is hereby further declared that if there are more than one undersigned, the expressions ‘we’ ‘us’ and/or ‘our’ shall include throughout all of us the undersigned and that the liability of each and every one of us under this guarantee shall be joint and several and this guarantee to the intent that each of us can be held fully responsible for complying with the obligations on the part of the undersigned contained herein even if this guarantee cannot be enforced against the other of the undersigned and every undertaking on our part herein is meant to be and shall be construed accordingly.

(b)

It is hereby still further agreed and acknowledged that the expression ‘you’ shall include throughout this guarantee any or all of your offices and/or branches whether in the Hong Kong Special Administrative Region or abroad and this guarantee and every provision hereof is meant to be and shall be so construed accordingly.  For the avoidance of doubt, this guarantee shall cover all monies debts obligations and liabilities owing or incurred by or from the Principal to you anywhere in the world whether to any one or more of your offices an for branches in the Hong Kong Special Administrative Region or abroad.

26.

Assignment

I/We may not assign or transfer any of my/our rights or obligations hereunder without your prior written consent.  You may assign any of your rights whether wholly or in part hereunder to any person at your absolute discretion without notice to or consent from me/us.

27.

Governing Law and Jurisdiction

This guarantee and all rights, obligations and liabilities arising hereunder shall in all respects be governed, construed, enforced and take effect according to the laws of the Hong Kong Special Administrative Region.  Further, in any and all disputes arising under this guarantee, the courts in the Hong Kong Special Administrative Region shall have jurisdiction Provided Always That such jurisdiction shall not he exclusive to the jurisdiction of any other courts.  For purposes of proceedings in the Hong Kong Special Administrative Region, I/we appoint ________________________________________________________________________ of _________________________________ to be my/our agent for the purpose of accepting process hereunder for the duration of this guarantee.

IN WITNESS of this Deed of Guarantee, I/We have hereunto set my/our hand and seal/caused our Common Seal to be hereunto affixed this                day of                                                        .

SEALED WITH the Common Seal
of GRAND TOYS
    INTERNATIONAL LTD
whose registered office is situate
at

                                                   by

                                                  , its
Director(s), in the presence
of:-

SIGNED SEALED AND DELIVERED
by

of

                                             in
the presence of:-

Note:

1.

This guarantee consists of 7 pages.  All the terms and conditions set out on these pages will be binding on you if you sign on the above.

2.

The English version of this guarantee shall prevail wherever there is a discrepancy between the English and Chinese versions.

Hua Yang Printing Holdings Company Limited

Exhibit 4.31

Private & Confidential

Our Ref : BDD/EL/05-A00886

10 March 2005

Hua yang Printing Holdings Company Limited

Unit B, Block 1, 25/F

Tai Ping Industrial Centre

57 Ting Kok Road

Tai Poi New Territories

Attn:

Mr. Kevin Murphy

CEO

Dear Sirs,

I)

Amendment of Domestic / Export Notification Factoring Without Recourse Facility

II)

Amendment of Domestic/ Export Notification Factoring with Recourse Facility

We refer to our facility letter dated 3 March 2004 (our ref:  BDD/HT/04-A00911).  We write to confirm the following amendment to the above facility

Initial Payment Charge:

For Export Notification with/without Recourse Facility

Calculated on the money advanced on an actual daily outstanding basis at a rate of {3.5% per annum below the US Dollar Prime Rate quoted by the CitiBank of New York i.e. at 5% (5.5% minus 0,500) per annum presently, or our cost of fund plus 0.5% per annum, whichever is higher.

For Domestic Notification Factoring with/without Recourse Facility

Calculated on the money advanced on an actual daily .outstanding basis at a rate of (1.5% per annum below the Hong Kung Dollar Prune Rate quoted by the Hong Kong & Shanghai Banking Corporation, i.e. at 4.5% (5% minus 0,5%) per annum presently, or our cost of Finds plus 0.5% per annum, whichever is higher.

All other terms and conditions of our Domestic i Export Notification Factoring Without Recourse Facility and Domestic l Export Notification Factoring with Recourse Facility available to you remain unchanged

The extension of the above facilities is conditional upon that there being no material deterioration of the credit standing of your company as decided solely by East Asia GE Commercial Finance Limited which has the right to modify, reduce or cancel the facility at any time without prior notice.

We trust that the above facilities will bring upon a mutually beneficial relationship between us.  Should you have any queries, please feel free to contact our Ms. Ellen Yung at telephone number 2586-0072.

Yours faithfully
For and on behalf of
East Asia GE Commercial Finance Limited

____________________________

______________________________
Michael Chan

            Ellen Yung
Senior Vice President            Vice President
Head of Portfolio Management

Exhibit 4.32

Kord Party Favour Manufactory Limited

Unit A 12/F Century Industrial Building

Shek Pai Tau Road

Let 192 Tuen Mun

New Territories

27 March 2006

Attention:  Mr. Hsieh Cheng

Dear Sir

28.

FACTORING SERVICES

With reference to our recent discussions, we are pleased to confirm our agreement to offer your company factoring facility (the "Facility"). The. Facility will be made available on the specific terms contained in the Factoring Agreement (the "Agreement") and the covering schedule of the Agreement enclosed in duplicate.

SERVICES

Domestic / Export Factoring

CREDIT PROTECTION

90% credit protection against customer insolvency within agreed limit and is subject to the following terms and conditions:

(a)

Scope of Protection:

Losses associated with factored debts (financed or non-financed) in respect of goods sold and delivered and/or services rendered due to non-payment by the customer, subject to the exclusions as mentioned under clause (h) General Exclusions.

(b)

Maximum Protection:

90% of the outstanding unpaid receivable amount owing to your company by your customer less any specified deductions (up to 90% of the approved customer credit limit).

(c)

Threshold:

This is the first loss that is applied in the event of a claim under the related policy. In the event that a debt is under US$5,000 there will be no claim payable. However, where the debt is above US$5,000 the claim is payable and you will receive 90% of the debt as the claim payment.

(d)

Claims Payable:

6 months after original due date or immediately after insolvency occurs.

(e)

Maximum Extension Period:

In principle, any extension of due date of payment as agreed in the contract should not be allowed.  However, you may, if the need arises, allow credit to run for a period beyond due date, or agree in writing to an extension of due date, provided that the period or extension you allow is not longer than 60 days.

(f)

Cancellation of Approved Limit:

If a customer credit limit is cancelled for any individual customer, no cover will be provided for further deliveries made to the customer after the effective date of cancellation. We may review commitments to customers and countries from time to time and amend the approved customer credit limit.

(g)

All amounts received in connection with any contracts (including contracts not covered by the related policy) shall be applied to amounts owing under all your contracts with the same customer in chronological order of due dates.

(h)

General Exclusions:

The following are not covered by credit protection:

(i)

There is no credit protection for continued deliveries if any invoice is overdue by 60 days or more, unless the overdue amount of any invoice is. subject to a documented dispute, in which case a record of such dispute or query must be made available to us.

(ii)

Disputed debts (until resolved)

(iii)

Sales to associate or subsidiary companies

(iv)

Advance or cash with order payments

(v)

Sales to private individuals

(vi)

Failure to fulfill contractual terms or comply with any export/import regulation or law

(vii)

Exposure in excess of the approved customer credit limit

(viii)

Factored debts where the goods have not been accepted by the customer

(ix)

Shipment or delivery to customers subject to any documentary credit arrangements prior or during the term of this Facility

(x)

where goods are to be dispatched to, or payment is to be made from, a country other than the buyer's country, any loss arising in connection with the third country.

SALES LEDGER ADMINISTRATION

Our services will include management of your sales ledger, the issue of monthly statements to your customers, monitoring of payments and collection of accounts receivable.

We will also provide your company with monthly statements of the receivables purchased, the payments received and the aged debt analysis of your customers.

Prior to the commencement of the agreement, our staff will work, closely with you to establish collection procedures and ensure the efficient takeover of your outstanding sales ledger.

CONDITIONS OF OFFER

(i)

Execution of the enclosed Agreement by your company under seal supported by a certified board resolution authorizing the execution of the Agreement.

(i)

An unlimited Deed of Guarantee in our favour to be executed by Mr. Hsieh Cheng to secure your liabilities under this Facility and other banking facilities.

(ii)

An unlimited Deed of Guarantee in our favour to be executed by Grand Toys International Ltd to secure your liabilities under this Facility and other banking facilities.

(iii)

An unlimited Deed of Guarantee to be executed by Hua Yang Printing Holdings Co Ltd, Kord Party Favour Manufactory Ltd, Kord Gift Manufactory Ltd and Hong Kong Toy Centre Ltd cross-guaranteeing the liabilities of one another in our favour. This guarantee secures this Facility and other banking facilities.

(iv)

All invoices addressed to the factored debtors must be assigned to us.

(v)

No funding for invoices Without credit coverage.

(vi)

All factoring proceeds are prioritized to settle any import loans due within 30 days from drawdown date of factoring loan.

(vii)

We would only finance invoices drawn on Anker International Plc & Axiom International Inc when the payment terms are changed to open accounts terms only.

(viii)

Written waiver from Hay Nien Co Ltd and Unique Far East Ltd for Ban on Assignment clause is required.

(ix)

The following documents have to be submitted for first invoice presentation:

Updated debtor's aging report and/or monthly statement showing all outstanding invoices, debits notes and credit notes;

The outstanding invoices, debit notes and credit notes.

(x)

A survey fee of HKD5,000.00 shall be payable by you to us for our survey conducted on 17 February 2006. We are authorized to debit the current account maintained by you with us for the survey fee.

OPERATIONAL REQUIREMENTS

(a)

Completion of the enclosed Bank Mandate.

(a)

Completion of the enclosed Authorised Signatory Form.

(b)

Notification letters (format and wording to be supplied by us) to your customers shall be prepared under your company's letterhead and returned to us for our dispatch.

(c)

All remittances / payments of your customers in respect of debts that we will factor are to be directly credited into our account.

(d)

Invoices issued by your company subsequent to commencement of the Agreement must bear the mandatory notification of assignment clause in the wording supplied by us.

(e)

Invoices submitted to us to be accompanied by evidence of delivery.

(f)

Full debtor's name, payment terms and. trade terms must be shown on all assigned invoices.

(g)

Shipment instruction issued by debtor should be submitted to us with the related invoices if goods are delivered to third party other than the factored debtor.

This Facility will remain open for acceptance until the close of business on 27 April 2006 and if not accepted by that date will be deemed to have lapsed.

Upon our completing each annual review of the Facility, we are authorized to debit the current account maintained by you with us for the handling fee as we may prescribe from time to time.

You and the Guarantors shall provide us with certified copies of annual audited accounts within six months following the end of each financial year and such other relevant financial information as we shall from time to time reasonably request.

The Bank shall be entitled to prescribe additional charges and commissions payable in respect of the provision of the Services from time to time upon prior notice to you.

This Facility is subject to our usual review as well as our customary overriding right of repayment on demand and is also subject to our right to call for cash cover on demand for prospective and contingent liabilities.

Please arrange for the authorized signatories of your company, in accordance with the terms of the mandate given to the Bank, to sign and return to us the duplicate copy of this letter. Additionally please arrange for the delivery to us of the documents referred to in items 1) under the above heading Conditions of Offer and items a), b) and c) under the above heading Operational Requirements.

SECTION 83 OF THE BANKING ORDINANCE

Please note that Section 83 of the Banking Ordinance has imposed on us as a bank certain limitations on advances to persons related to our directors or employees. In acknowledging this Facility Letter you should advise us whether you are in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to acknowledging this Facility Letter, that you immediately advise us in writing.

Our Insurance Agency Department offers a full range of insurance services and will be pleased to quote you competitive rates on fire, marine and other. coverages upon your request. Should you require further information, please feel free to contact Mr. Li Man Yu, Manager, Commercial Sales Department at 2198 2973.

Should you have any queries, please do not hesitate to contact our Miss Sara Lai at 2198 8139.

We look forward to the development of a mutually beneficial relationship.

Yours faithfully

We confirm our acceptance of the Facility subject to the terms and condition g setout in this letter

Donald Lam

Head of Relationship Management

Commercial Banking

Edmond Lee

Department Head

Customized Trade Solutions Department

Encl.

Exhibit 4.33

Private & Confidential

Hua Yang Printing Holdings Co Ltd

Unit B 25th Floor Block 1 Tai Ping Ind Ctr

57 Ting Kok Road

Tai Po

New Territories

27 March 2006

Attention: Mr. Hsieh Chenq

Dear Sir

FACTORING SERVICES

With reference to our recent discussions, we are pleased to confirm our agreement to offer your company factoring facility (the "Facility"). The Facility will be made available on the specific terms contained in the Factoring Agreement (the "Agreement") and the covering schedule of the Agreement enclosed in duplicate.

SERVICES

Domestic/Export Factoring

CREDIT PROTECTION

90% credit protection against customer. insolvency within agreed limit and is subject to the following terms and conditions:

(h)

Scope of Protection:

Losses associated with factored debts (financed or non-financed) in respect of goods sold and delivered and/or services rendered due to non-payment by the customer, subject to the exclusions as mentioned under clause (h) General Exclusions.

(i)

Maximum Protection:

90% of the outstanding unpaid receivable amount owing to your company by your customer less any specified deductions (up to 90% of the approved customer credit limit).

(j)

Threshold

This is the first loss that is applied in the event of a claim under the related policy. In the event that a debt is under US$5,000 there will be no claim payable. However, where the debt is above US$5,000 the claim is payable and you will receive 90% of the debt as the claim payment.

(k)

Claims Payable:

6 months after original due date or immediately after insolvency occurs.

(l)

Maximum Extension Period:

In principle, any extension of due date of payment as agreed in the contract should riot be allowed. However, you may, if the need arises, allow credit to run for a period beyond due date, or agree in writing to an extension of due date, provided that the period or extension you allow is not longer than 60 days.

(m)

Cancellation of Approved Limit:

If a customer credit limit is cancelled for any individual customer, no cover will be provided for further deliveries made to the customer after the effective date of cancellation. We may review commitments to customers and countries from time to time and amend the approved customer credit limit.

(n)

All amounts received in connection with any contracts (including contracts not covered by the related policy) shall be applied to amounts owing under all your contracts with the same customer in chronological order of due dates.

(o)

General Exclusions:

The following are not covered by credit protection:

1.

There is no credit protection for continued deliveries if any invoice is overdue by 60 days or more, unless the overdue amount of any invoice is subject to a documented dispute, in which case a record of such dispute or query must be made available to us.

1.

Disputed debts (until resolved)

2.

Sales to associate or subsidiary companies

3.

Advance or cash with order payments

4.

Sales to private individuals

5.

Failure to fulfill contractual terms or comply with. any export/import regulation or law

6.

Exposure in excess of the approved customer credit limit

7.

Factored debts where the goods have not been accepted by the customer

8.

Shipment or delivery to customers subject to any documentary credit arrangements prior or during the term of this Facility

9.

where goods are to be dispatched to, or payment is to be made from, a country other than the buyer's country, any loss arising in connection with the third country.

SALES LEDGER ADMINISTRATION

Our services will include management of your sales ledger, the issue of monthly statements to your customers, monitoring of payments and collection of accounts receivable.

We will also provide your company with monthly statements of the receivables purchased, the payments received and the aged debt analysis of your customers.

Prior to the commencement of the agreement, our staff will work closely with you to establish collection procedures and ensure the efficient takeover of your outstanding sales ledger.

CONDITIONS OF OFFER

1.

Execution of the enclosed Agreement by your company under seal supported by a certified board resolution authorising the execution of the Agreement.

2.

An unlimited Deed of Guarantee in our favour to be executed by Mr. Hsieh Cheng to secure your liabilities under this Facility and other banking facilities.

3.

An unlimited Deed of Guarantee in our favour to be executed by Grand Toys International Ltd to secure your liabilities under this Facility and other banking facilities.

4.

An unlimited Deed of Guarantee to be executed by Hua Yang Printing Holdings Co Ltd, Kord Gift Manufactory Ltd, Kord Party Favour Manufactory Ltd and Hong Kong Toy Centre Ltd cross-guaranteeing the liabilities of one another in our favour. This guarantee secures this Facility and other banking facilities.

5.

All invoices addressed to the factored debtors must be assigned to us.

6.

No funding for invoices without credit coverage.

7.

All factoring proceeds are prioritized to settle any import loans due within 30 days from drawdown date of factoring loan.

8.

Written waiver from Random House Inc for Ban on Assignment clause is required.

9.

The following documents have to be submitted for first invoice presentation:

(i)

Updated debtor's aging report and/or monthly statement showing all outstanding invoices, debits notes and credit notes;

(ii)

The outstanding invoices, debit notes and credit notes.

2.

A survey fee of HKD5,000.00 shall be payable by you to us for our survey conducted on 17 February 2006. We are authorized to debit the current account maintained by you with us for the survey fee.

OPERATIONAL REQUIREMENTS

Completion of the enclosed Bank Mandate.

Completion of the enclosed Authorised Signatory Form.

Notification letters (format and wording to be supplied by us) to your customers shall be prepared under your company's letterhead and returned to us for our despatch.

All remittances / payments of your customers in respect of debts that we will factor are to be directly credited into our account.

All remittances / payments of your customers in respect of debts that we will factor are to be credited to our designated account. Procedures and documentation relating to this requirement will be dealt with on opening of this account.  (for Mattel Asia Pacific  Sourcing Ltd only)

Invoices issued by your company subsequent to commencement of the Agreement must bear the mandatory notification of assignment clause in the wording supplied by us.

Invoices submitted to us to be accompanied by evidence of delivery.

Full debtor's name, payment terms and trade terms must be shown on all assigned invoices,

Shipment instruction issued by debtor should be submitted to us with the related invoices if goods are delivered to third party other than the factored debtor.

For buyers with trade terms of "DDU", copy of forwarder's document showing that the goods have been released to debtor has to be submitted together with invoices.

This Facility will remain open for acceptance until the close of business on 27 April 2006 and if not accepted by that date will be deemed to have lapsed.

Upon our completing each annual review of the Facility, we are authorized to debit the current account maintained by you with us for the handling fee as we may prescribe from time to time.

You and the Guarantors shall provide us with certified copies of annual audited accounts within six months following the end of each financial year and such other relevant financial information as we shall from time to time reasonably request.

The Bank shall be entitled to prescribe additional charges and commissions payable in respect of the provision of the Services from time to time upon prior notice to you.

This Facility is subject to our usual review as well as our customary overriding right of repayment on demand and is also subject to our right to call for cash cover on demand for prospective and contingent liabilities.

Please arrange for the authorised signatories of your company, in accordance with the terms of the mandate given to the Bank, to sign and return to us the duplicate copy of this letter. Additionally please arrange for the delivery to us of the documents referred to in items 1) under the above heading Conditions of Offer and items a), b), c) and e) under the above heading Operational Requirements.

SECTION 83 OF THE BANKING ORDINANCE

Please note that Section 83 of the Banking Ordinance has imposed on us as a bank certain limitations on advances to.persons related to our directors or employees. In acknowledging this Facility Letter you should advise us Whether you are in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to acknowledging this Facility Letter, that you immediately advise us in writing.

Our Insurance Agency Department offers a full range of insurance services and will be pleased to quote you competitive rates on fire, marine and other coverages upon your request. Should you require further information, please feel free to contact Mr. Li Man Yu, Manager, Commercial Sales Department at 2198 2973.

Should you have any queries, please do not hesitate to contact our Miss Sara Lai at 2198 8139.

We look forward to the development of a mutually beneficial relationship.

Yours faithfully	We confirm our acceptance of the Facility subject to the terms and conditions set out in this letter
Donald Lam Head of Relationship Management Commercial Banking

Edmond Lee Department Head Customized Trade Solutions Department

Exhibit 4.34

Our Ref: UCA-F-2004-2213

Private & Confidential

M/s. Kord Gifts Manufactory Limited
Flat A, 12./F., Century Industrial Building, Lot 192,
Shek Pal Tau Road,
Tuen Mun,
New Territories.

4th-January, 2005

Dear Sirs,

Banking Facilities

With reference to our recent discussions, we are pleased to make available the following revised banking facilities to your company ____________ under the terms and conditions outlined below, subject to availability of funds and periodic review and amendments/variations and withdrawal at our sole discretion.

Facility 1

Overdraft Facility

To the extent of HKD5,000,000.00 (Hong Kong Dollars Five Million Only).

Interest Rate

At Hong Kong Dollar Best Lending Rate as determined by us from time to time or 1% p.a. over our cost of funds. (presently, daily one-month HIBOR), whichever is higher. Such Interest Rate is subject to fluctuation and amendment at our discretion. Interest payable will be calculated on the basis of the actual number of days elapsed and a year of 365 days.

Repayment

On demand.

Facility II

Bills Negotiated under Guarantee (BPLG), Documents against Payment (DP), Documents against Acceptance (DA), Letters of Credit (LC), Trust Receipts (TR) and Invoice Trust Receipts	To the extent of HKD15,000,000.00 (Hong Kong Dollars Letter of Fifteen Million Only).
Tenor	TR - Allowed 1, 3 and 6 months. (Maximum 120 days) Invoice TR and DA - Up to 120 days.
Interest Rate for BPLG, DP, DA, TR and Invoice TR

At 1% p.a. over our cost of funds. Such Interest Rate is subject to fluctuation and amendment at our discretion.  Interest payable will be calculated _____ the basis of the following day count fractions: (1) Actual/___ for Hong Kong Dollars and Great Britain Pounds; (2) Actual /360 for other currencies.

Opening Commission for Letters of Credit

At ¼% flat on the first USD50,000.00 or its equivalent in other currency, at 1/16% flat on : USD50,001.00 to USD100,000.00 or its equivalent in other currency and at 1/32% flat on remaining balance for each validity period of 6 months or part thereof.  (Minimum Charge: HIKD350.00)

Commission in Lieu of Exchange	At 1/4% flat on the first USD50,000.00 or its equivalent in other currency, at 1/16% flat on USD50,001.00 to USD100,000.00 or its equivalent in other currency and at 1/32% flat on remaining balance.
Invoice TR Handling Commission

At 1/8% o flat on the first USD50,000.00 or its equivalent in other currency, at 1/16% flat on USD50,001.00 to USD100,000.00 or its equivalent in other currency and at 1/32% flat on remaining balance for each validity period. of 6 months or part thereof (Minimum Charge: HKD350.00)

Collection Commission	At 1/16% flat.
Repayment	On demand

Facility III

The existing Machinery Loan with residual principal sum of HKD7,500,813.69 will continue under all existing terms and conditions as stipulated in our Facility Letter dated 12th August, 2004 under Ref. No. UCA-F-2004-1401.

Facility IV

All existing facilities and/or modifications thereto and/or other facilities and other liabilities whether contingent or otherwise of whatsoever n' Lure including but not limited to liabilities whether contingent or to be crystalised under any guarantee given by you jointly/severally in our favour whether for securing or guaranteeing against your liabilities or third party liabilities and/or other liabilities as may be incurred and/or granted or to be granted by us at our discretion without limits.

Collateral for all of the above banking facilities are as follows:

(a)

Hire Purchase Agreement duly executed by the Borrower.

(b)

A Personal Guarantee from Mr. Hsieh Cheng for an unlimited amount.

(c)

Any other security as may be in farce from time to time.

All costs, expenses and charges including legal fees and other out-of-.pocket expenses are to be borne by you. All fees paid are non-refundable.

In addition. all overdue payment of principal ____________________ and expenses, unless otherwise specified shall be subject to a default interest rate solely determined by us.

Our certificate as to a rate or any amount owing from you to us is, except for manifest error, conclusive and binding on you.

Notwithstanding the foregoing, the banking facilities are subject to no adverse change In market conditions and the completion of documentations and formalities as and when required by us including, among others, the General agreement For Commercial Business which also forms an integral part of this Facility Letter, and we reserve our right to require repayment and/or cash collateralisation on demand of all amounts actually or contingently due to us.

The Bank may, at any time and without prior notice, combine or consolidate the outstanding of the facilities and/or accrued interest with any other accounts which you maintain (singly or jointly with others) with us (including fixed deposit accounts and bond investment accounts, the maturity of -which accounts may for this purpose be accelerated by us) and set off or transfer any money in any currency standing to the credit of any such other account(s) in or towards satisfaction of the Borrower's indebtedness to us in respect of the facility(ies) and/or under these Terms and Conditions. If the money standing to the credit of the account(s) and the indebtedness owed by you to us are in different currencies, we may convert either of those amounts at its then prevailing rate of exchange for the purpose of the set-off.

We may transfer our rights and obligations and disclose your information to any person proposing to enter into any contract with us or as required by law or any order or requirement of any court of authority.

Please sign and return the duplicate of this Facility Letter to signify your understanding and acceptance of the terms and conditions under which: the banking facilities are granted. This offer will be available for acceptance until 1st February, 2005 after which date it will automatically lapse unless extended in writing ________.

By accepting this Facility Letter, you hereby irrevocably give consent to our Bank that: for as long as there are banking facilities available to you or there are outstandings owed to our Bank by you, (a) our Bank may provide the guarantor(s) or chargor(s) copies of your application(s) for the facilities, facility, letters, statements of accounts, other financial information and demand letters; (b) we are authorized to contact all relevant parties for verification purpose(s) and to disclose any information about you/guarantor(s)/third party security provider to any third parties for the purpose(s) of exchanging credit information, debt collection and/or any other reasonable purposes; (c) you shall as soon as possible notify us in writing of any change of information as provided to us and any difficulty you may have in repaying outstanding interest and/or principal.

Please note that Section 83 of the Banking Ordinance has imposed on us as a bank certain limitations on advances to persons related to our directors and employees.  In acknowledging this facility letter, you undertake to advise the bank whether you are in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that you are not so related. We would also ask; should you become so related subsequent to this date, that you promptly advise us in writing.

Assuring you of our best attention and services at all times, we are,

Yours faithfully,

For Industrial and Commercial Bank of China (Asia) Limited

(Authorized Signatures)

We hereby confirm our understanding of the above terms and conditions and agree to accept and abide by them. Confirmed by the Borrower:

________________________________

for M/s Kord Gifts Manufactory Limited

Confirmed by the Guarantor:

________________________________

Ms. Hsieh Cheng

Exhibit 4.35

Our Ref UCA-F-2005-0337

Private & Confidential

M/s. Hua Yang Printing Holdings Company Limited

Fiat B, 25/F., Block 1

Tai Ping Industrial Centre,

57 Ting Kok Road, Tai Po,

New Territories.

24th February, 2005

Dear Sirs,

Banking Facilities

With reference to our recent discussions, we are pleased to make available the following revised banking facilities to your company (as "Borrower") under the terms and conditions outlined below, subject to availability of funds and periodic review and amendments/variations and withdrawal at our sole discretion.

Facility I
Machinery Loan	To the extent of HKD12,000,000.00 (Hong Kong Dollars Twelve Million Only).
Purpose	To finance the Borrower to acquisition of one set of "Man Roland" High Capacity Five-Color Offset Press Machine under Contract No. EVS-012/2004 WC/kt.
Final Maturity	Four years.
Interest Rate

At 1.5% p.a. below Hong Kong Dollar Best Lending Rate as determined by us from time to time or 1.5% p.a. over our cost of funds (presently, daily one-month HIBOR), whichever is higher. Such Interest Rate is subject to fluctuation and amendment at our discretion. Interest payable will be calculated on the basis of the actual number of days elapsed and a year of 365 days.

Availability/Drawdown	To be drawn in one lump sum within 30 (thirty) days from 24th February, 2005.
Repayment	By 48 equal consecutive monthly installments comprising principal and interest, commencing one month after date of drawdown. Such amount may be varied if interest Rate changes.
Prepayment	Allowed, on installment payment date. Amount prepaid cannot be re-borrowed.

Facility II

The existing Overdraft Facility to the extent of HKD30.000,000.00 will continue under all existing, terms and conditions as stipulated in our Facility Letter dated 4th January, 2005 under Ref. No. UCA-F-2004-2212.

Facility III

The existing Letters of Credit, Trust Receipts, Documents against Payment, Documents against Acceptance, Bills Negotiated under Letters of Guarantee, Packing Loans, Invoice Trust Receipts and Export Invoice Discounting Facility to the extent of HKD60,000,000.00 will continue under all existing terms and conditions as stipulated in our Facility Letter dated 4th January, 2005 under Ref. No. UCA-F-2004-2212.

Facility IV

The existing Term Loan Facility to the extent of HKD50,000.000.00 will continue under all existing terms and conditions as stipulated in our Facility Letter dated 31st .January, 2005 under Ref. No. UCA-F-2005-0185 with all Representations and Warranties, Covenants and Undertakings, and Events of Default continue.

Facility V

All existing facilities anal/or modifications thereto and/or other facilities and other liabilities whether contingent or otherwise of whatsoever nature including but not limited to liabilities whether contingent or to be crystalised under any guarantee given by you jointly/severally in our favour whether for securing or guaranteeing against your liabilities or third party liabilities and/or other liabilities as may be incurred and/or granted or to be granted by us at our discretion without limits.

Undertaking

The Borrower will not and shall procure that none of its subsidiaries will create or allow to exist (except in favour of the Lender) any mortgage, charge, pledge, lien, security interest or other encumbrance over the machine purchase under Facility I.

Collateral for all of the above banking facilities are as follows:

(a)

A Hire Purchase Agreement to be executed by the Borrower in respect of the machine purchased under Facility 1.

(b)

A Corporate Guarantee from M/s. Cornerstone Overseas Investments Limited for an unlimited amount.

(c)

A Personal Guarantee from Mr. Hsieh Cheng for an unlimited amount.

(d)

Any other security as may be in force from time to time.

All costs, expenses and charges including legal fees and other out-of-pocket expenses are to be borne by you. All fees paid are non-refundable.

In addition, all overdue payment of principal, interests and fees and expenses, unless otherwise specified shall be subject to a default interest rate solely determined by us.

Our certificate as to a rate or any amount owing from you to us is, except for manifest error, conclusive and binding on you.

Notwithstanding the foregoing, the banking facilities are subject to no adverse change in market conditions and the completion of documentations and formalities as and when required by us including, among others, verification of shareholding structure of the Borrower, and the General Agreement For Commercial Business which also forms an integral part of this Facility Letter, and we reserve our right to require repayment and/or cash collateralisation on demand of all amounts actually or contingently due to us.

The Bank may, at any time and without prior notice, combine or consolidate the outstanding of the facilities and/or accrued interest with any other accounts which you maintain (singly or jointly with others) with us (including fixed deposit accounts and bond investment accounts, the maturity of which accounts may for this purpose be accelerated by us) and setoff or transfer any money in any currency standing to the credit of any such other account(s) In or towards satisfaction of the Borrower's indebtedness to us in respect of the facility(ies) and/or under these Terms and Conditions. If the money standing to the credit of the account(s) and the indebtedness owed by you to us are in different currencies, we may convert either of those amounts at its then prevailing rate of exchange for the purpose of the set-off.

We may transfer our rights and obligations and disclose your information to any person proposing to enter into any contract with us or as required by law or any order or requirement of any court of authority.

Please sign and return the duplicate of this Facility Letter to signify your understanding and acceptance of the terms and conditions under which the banking facilities are granted. This offer will be available for acceptance until 24th March, 2005 after which date it will automatically lapse unless extended in writing by us.

By accepting this Facility Letter, you hereby irrevocably give consent to our Bank that: for as long as there are banking facilities available to you or there are outstandings owed to our Bank by you, (a) our Bank may provide the guarantor(s) or chargor(s) copies of your application(s) for the facilities, facility letters, statements of accounts, other financial information and demand letters; (b) we are authorized to contact all relevant parties for verification purpose(s) and to disclose any information about you/guarantor(s)/third party security provider to any third parties for the purpose(s) of exchanging credit information, debt collection and/or any other reasonable purposes; (c) you shall as soon as possible notify us in writing of any change of information as provided to us and any difficulty you may have in repaying outstanding interest and/or principal.

Please note that Section 83 of the Banking Ordinance has imposed on us as a bank certain limitations on advances to persons related to our directors and employees. In acknowledging this facility letter, you undertake to advise the bank whether you are in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to this date, that you promptly advise us in writing.

Assuring you of our best attention and services at all times, we are,

Yours faithfully,

for Industrial and Commercial Bands of China (Asia) Limited

(Authorized Signatures)

We hereby confirm our understanding

of the above terms and conditions

and agree to accept and abide by them.

Confirmed by the Borrower.

Exhibit 4.36

Our Ref. UCA-F-2005-0795

Private & Confidential

M/s. Kord Gifts Manufactory Limited

Flat A, 12/F., Century Industrial Building, Lot 192,

Shek Pai Tau Road,

Tuen Mun,

New Territories

30th April, 2005

Dear Sirs,

Banking Facilities

With reference to our recent discussions, we are pleased to make available the following revised banking facilities to your company (as "Borrower") under the terms and conditions outlined below, subject to availability of funds and periodic review and amendments/variations and withdrawal at our sole discretion.

Facility I
Letters of Credit and Machinery Loan	To the extent of HKD20,000,000.00 (Hong Kong Dollars Machinery Loan Twenty Million Only).
Purpose	To finance the purchase of new machineries acceptable to our bank.
Interest Rate for Machinery Loan

At 1.75% p.a. below Hong Kong Dollar Best Lending Rate as determined by us from time to time, subject to fluctuation and amendment at our discretion. Interest payable will be calculated on monthly rests in a 365-day year.

Availability/Drawdown	Partial drawing is allowed.
Opening Commission for Letters of Credit

At 1/4% flat on the first USD50,000.00 or its equivalent in other currency, at 1/16% flat on USD50,001.00 to USD 100,000.00 or its equivalent in other currency and at 1/32% flat on remaining balance for each validity period of 6 months or part thereof. (Minimum Charge: HKD350.00)

Commission in lieu of Exchange

At 1/4% flat on the first USD50,000.00 or its equivalent in of Exchange other currency, at 1/16% flat on USD50,001.00 to USD100,000.00 or its equivalent in other currency and at 1/32% flat on remaining balance.

Repayment	By 60 equal consecutive monthly installments comprising principal and interest, commencing one month after date of drawdown. Such amount may be varied if Interest Rate changes.
Prepayment

Allowed, on installment payment date and subject to a prepayment charge of 3% on prepaid amount for prepayment made in the first year; 2% on prepaid amount for prepayment made in the second year; and 1 % on prepaid amount for prepayment made in the third year.

Facility II
Bills Negotiated under Letter of Guarantee (BPLG), Documents against Payment (DP), Documents against Acceptance (DA), Letters of Credit (LC), Trust Receipts (TR) and Invoice Trust Receipts	To the extent of HKD15,000,000.00 (Hong Kong Dollars Fifteen Million Only).
Tenor	TR and Invoice TR - Up to 90 days. DA - Up to 120 days.
Interest Rate for BPLG, DP, DA, TR and Invoice TR

At 1% p.a. over our cost of funds. Such Interest Rate is subject to fluctuation and amendment at our discretion.  Interest payable will be calculated on the basis of the following day count fractions: (1) Actual/365 for Hong Kong Dollars and Great Britain Pounds; (2) Actual/360 for other currencies.

Opening Commission for Letters of Credit

At 1/4% flat on the first USD50,000.00 or its equivalent in other currency, at 1/16% flat on USD50,001.00 to USD100,000.00 or its equivalent in other currency and at 1/32% flat on remaining balance for each validity period of 6 months or part thereof. (Minimum Charge: HKD350.00)

Commission in Lieu of Exchange	At 1/4% flat on the first USD50,000.00 or its equivalent in other currency, at 1/16% flat on USD50,001.00 to USD 100,000.00 or its equivalent in other currency and at 1/32% flat on remaining balance.
Invoice TR Handling Commission

At 1/4% flat on the first USD50,000.00 or its equivalent in other currency, at 1/16% flat on USD50,001.00 to USD100,000.00 or its equivalent in other currency and at 1/32% flat on remaining balance for each validity period of 6 months or part thereof. (Minimum Charge: HKD350.00)

Collection Commission	At 1/16% flat.
Repayment	On demand.

Facility III

The existing Overdraft Facility to the extent of HKD5,000,000.00 will continue under all existing terms and conditions as stipulated in our Facility Letter dated 4th January, 2005 under Ref. No. UCA-F-2005-2213.

Facility IV

The existing Machinery Loan with residual principal sum of HKD7,122,588.56 will continue under all existing terms and conditions as stipulated in our Facility Letter dated 12th August, 2004 under Ref. No. UCA-F-2004-1401.

Facility V

All existing facilities and/or modifications thereto and/or other facilities and other liabilities whether contingent or otherwise of whatsoever nature including but not limited to liabilities whether contingent or to be crystalised under any guarantee given by you jointly/severally in our favour whether for securing or guaranteeing against your liabilities or third party liabilities and/or other, liabilities as may be incurred and/or granted or to be granted by us at our discretion without limits.

Collateral for all of the above banking facilities are as follows:

(e)

Hire Purchase Agreement in respect of Facility I to be executed by the Borrower.

(f)

Hire Purchase Agreement in respect of Facility IV duly executed by the Borrower.

(g)

A Corporate Guarantee to be executed by M/s. Cornerstone Beststep International Limited for an unlimited amount.

(h)

A Personal Guarantee from Mr. Hsieh Cheng for an unlimited amount.

(i)

Any other security as may be in force from time to time.

All costs, expenses and charges including legal fees and other out-of-pocket expenses are to be borne by you. All fees paid are non-refundable.

In addition, all overdue payment of principal, interests and fees and expenses, unless otherwise specified shall be subject to a default interest rate solely determined by us.

Our certificate as to a rate or any amount owing from you to us is, except for manifest error, conclusive and binding on you.

Notwithstanding the foregoing, the banking facilities are subject to no adverse change in market conditions and the completion of documentations and formalities as and when required by us including, among others, the General Agreement For Commercial Business which also forms an integral part of this Facility Letter, and we reserve our right to require repayment and/or cash collateralisation on demand of all amounts actually or contingently due to us.

The Bank may, at any time and without prior notice, combine or consolidate the outstanding of the facilities and/or accrued interest with any other accounts which you maintain (singly or jointly with others) with us (including fixed deposit accounts and bond investment accounts, the maturity of which accounts may for this purpose be accelerated by us) and set off or transfer any money in any currency standing to the credit of any such other account(s) in or towards satisfaction of the Borrower's indebtedness to us in respect of the facility(ies) and/or under these Terms and Conditions. If the money standing to the credit of the account(s) and the indebtedness owed by you to us are in different currencies, we may convert either of those amounts at its then prevailing rate of exchange for the purpose of the set-off.

We may transfer our rights and obligations and disclose your information to any person proposing to enter into any contract with us or as required by law or any order or requirement of any court of authority.

Please sign and return the duplicate of this Facility Letter to signify your understanding and acceptance of the terms and conditions under which the banking facilities are granted.  This offer will be available for acceptance until 28th May, 2005 after which date it will automatically lapse unless extended in writing by us.

By accepting this Facility Letter, you hereby irrevocably give consent to our Bank that: for as long as there are banking facilities available to you or there are outstandings owed to our Bank by you, (a) our Bank may provide the guarantor(s) or chargor(s) copies of your application(s) for the facilities, facility letters, statements of accounts, other financial information and demand letters; (b) we are authorized to contact all relevant parties for verification purpose(s) and to disclose any information about you/guarantor(s)/third party security provider to any third parties for the purpose(s) of exchanging credit information, debt collection and/or any other reasonable purposes; (c) you shall as soon as possible notify us in writing of any change of information as provided to us and any difficulty you may have in repaying outstanding interest and/or principal.

Please note that Section 83 of the Banking Ordinance has imposed on us as a bank certain limitations on advances to persons related to our directors and employees. In acknowledging this facility letter, you undertake to advise the bank whether you are in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to this date, that you promptly advise us in writing.

Assuring you of our best attention and services at all times, we are,

Yours faithfully,

for Industrial and Commercial Bank of China (Asia) Limited

(Authorized Signatures)

Exhibit 4.37

Our Ref UCA-F-2005-0185

Private & Confidential

M/s. Hua Yang Printing Holdings Company Limited
Flat B, 25/F., Block 1,
Tai Ping Industrial Centre,
57 Ting Kok Road, Tai Po,
New Territories.

31st  January, 2005

Dear Sirs,

Banking Facilities

With reference to our recent discussions, we are pleased to make available the following revised banking facilities to your company (as “Borrower”) under the terms and conditions outlined below, subject to availability of funds and periodic review and amendments/variations and withdrawal at our sole discretion.

Facility I

Term Loan	To the extent of HKD50,000,000.00 (Hong Kong Dollars Fifty Million Only).
Final Maturity	5 years from date of drawdown.
Interest Period	Monthly or Quarterly.
Interest Rate

At 1.5% p.a. over applicable HIBOR/LIBOR, subject to fluctuation and amendment at our discretion. Interest payable will be calculated on the basis of the actual number of days elapsed and a year of 365 days for Hong Kong Dollars and Great Britain Pounds and 360 days for other currencies.

Drawdown	To be drawn in one lump sum within 30 (thirty) days from the date of this Facility Letter.
Repayment	Principal is to be repaid by 20 quarterly instalments of HKD2,500,000.00 each commencing 3 months after date of drawdown. Interest is to be paid at the end of each Interest Period.
Prepayment	Allowed, on instalment payment date. Amount prepaid cannot be re-borrowed.

Facility II

The existing Overdraft Facility to the extent of HKD30,000,00.00 will continue under all existing terms and conditions as stipulated in our Facility Letter dated 4th January, 2005 under Ref. No. UCA-F-2004-2212.

Facility III

The existing Letters of Credit, Trust Receipts, Documents against Payment, Documents against Acceptance, Bills Negotiated under Letters of Guarantee, Packing Loans, Invoice Trust Receipts and Export Invoice Discounting Facility to the extent of HKD60,000,00.00 will continue under all existing terms and conditions as stipulated in our Facility Letter dated 4th January, 2005 under Ref. No. UCA-F-2004-2212.

Facility IV

All existing facilities and/or modifications thereto and/or other facilities and other liabilities whether contingent or otherwise of whatsoever nature including but not limited to liabilities whether contingent or to be crystalised under any guarantee given by you jointly/severally in our favour whether for securing or guaranteeing against your liabilities or third party liabilities and/or other liabilities as may be incurred and/or granted or to be granted by us at our discretion without limits.

Representations and Warranties

Borrower represents and warrants to the Lender that so long as any moneys are owing under the Facility:-

3.

it is duly incorporated and validly existing under the laws of the place of its incorporation and it and each of its Subsidiaries has power to carry on its respective businesses as they are now being conducted and to own its property and other assets;

4.

it has power to execute, deliver and perform its obligations under this Facility Letter and any other documents (including, without limitation, any security documents) delivered under or in relation to this Facility Letter or the Facility, all necessary action has been or will be taken to authorize the execution, delivery and performance of this Facility Letter and any such other document, no limitation on the powers of the Borrower to borrow will be exceeded as a result of borrowing the Facility.

5.

this Facility Letter and each such other document will upon its execution constitute, valid and legally binding obligations of the Borrower, enforceable in accordance with its terms;

6.

the execution, delivery and performance of this Facility Letter and any other documents (including, without limitation, any security documents) delivered under or in relation to this Facility Letter or the Facility by the Borrower will not (i) contravene any existing law, regulation or authorization to which the Borrower is subject, (ii) result in any breach of or default under any agreement or other instruments to which it is a party or is subject or (iii) contravene any provision of the Borrower’s Memorandum and Articles of Association, By-laws, Statutes or other constitutional documents or (iv) result in the creation or imposition of or oblige the Borrower to create any encumbrance on any of its present or future assets;

7.

every authorization of or registration with governmental, regulatory or public bodies or courts required by it in connection with the execution, delivery, performance, validity, enforceability or admissibility in evidence of this Facility Letter and any other documents (including, without limitation, any security documents) delivered under or in relation to this Facility Letter or the Facility has been or will be obtained or made and is and will be in full force and effect and there has been no default in the observance of any conditions imposed in connection therewith;

8.

it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this Facility Letter that it or any other instrument be notarized, filed, recorded, registered or enrolled in any court,. public office or elsewhere in Hong Kong or that any stamp, registration or similar tax or charge be paid in Hong Kong on or in relation to this Facility Letter and this Facility Letter is in proper form for its enforcement in the courts of Hong Kong;

9.

no litigation, arbitration or administrative proceedings are pending or, to the knowledge of it and its officers threatened against the Borrower or any of it’s Subsidiaries or assets which could have a material adverse effect on the business, assets or financial condition of the Borrower or any of its Subsidiaries or on the ability of the Borrower to perform its obligations under this Facility (a “Subsidiary” of a company is a company the accounts of which are required, in accordance with generally accepted accounting principles of Hong Kong (the “HK GAAP”), to be consolidated in the audited consolidated accounts of the first mentioned company; and a “wholly owned Subsidiary” is a Subsidiary in the equity of which there are no minority interests, in determining whether a Subsidiary is a wholly owned Subsidiary, minority interests in deferred shares (that is shares which have no voting rights and no material economic rights attached to them) will be disregarded);

10.

no Default has occurred and is continuing, and the Borrower is not (nor would with giving of notice or lapse of time or the satisfaction of any other condition or any combination thereof be) in breach of or in default under any agreement to which it or any of its Subsidiaries is a party or by which it or any of its Subsidiaries may be bound which breach or default might materially and adversely affect the ability of the Borrower to perform its obligations under this Facility Letter;

11.

all audited consolidated financial statements of it and its Subsidiaries for the financial year ended 31 st December 2004 as delivered to the Lender have been prepared in accordance with GAAP which have been consistently applied and present a true and fair view of the consolidated financial position of the Borrower and its Subsidiaries as at such date and the consolidated results of the operations of the Borrower and its Subsidiaries for the financial year ended on such date and as at such date, it did not have any significant liabilities (contingent or otherwise) which are not disclosed by, or reserved against in, such financial statements and neither the Borrower nor any of its Subsidiaries had any material unrealised or anticipated losses which in it’s honest opinion have a material adverse effect on the financial condition of the Borrower and/or its Subsidiaries;

12.

the information supplied by it to the best of its knowledge and belief (having made all reasonable or necessary enquiries) true and accurate and do not contain any material misstatement of fact or omit to state a material fact or any fact necessary to make any statement not misleading and all the forecasts and projections therein (if any) were made after due and careful consideration on its part, are based on the best information available to it and on fair and reasonable assumptions and are, in its considered opinion, fair and reasonable in the circumstances prevailing at the time such forecasts and projections were made and in the light of the assumptions made, and it is not aware at the date of this Facility Letter of any fact which might have a material effect on any such assumptions or which might necessitate a material revision to any of the said forecasts or projections;

13.

neither the Borrower nor any of its assets is entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (which shall include, without limitation, suit, attachment prior to judgment, execution or other enforcement), and (where applicable) the Borrower agrees to waive all such immunity (if any);

14.

all consent, authorization, licence or approval required by the Borrower and its Subsidiaries in connection with the conduct of their respective business and the ownership, use, exploitation or occupation of their respective assets have been obtained and are in full force and effect and there has been no default in the observance of the conditions and restrictions (if any) imposed in, or in connection with, any of the same and, to its knowledge, no circumstances have arisen which might materially affect the ability of the Borrower to perform its obligations under this Facility Letter whereby any remedial action is likely to be required to be taken by, or at the expense of, the Borrower;

15.

the Borrower has not taken any corporate action nor have any other steps been taken or legal proceedings been started against the Borrower for its winding-up, dissolution, administration or reorganization or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of it or of all or a substantial part of its assets or revenues;

16.

save as permitted under Negative Undertakings provisions below, no encumbrance exists over any of its shares (including any rights relating thereto) or all or any of the present or future revenues or assets of the Borrower; and

17.

the Borrower is a Subsidiary of Cornerstone Overseas Investments Limited.

The representations and warranties mentioned above shall be deemed to be repeated by the Borrower on and as of each date of a borrowing under the Facility and of each interest payment date in respect of the Facility as if made with reference to the facts and circumstances existing at each such date.

Covenants and Undertakings

Positive Undertakings

The Borrower undertakes with the Lender that so long as any moneys are owing under the Facility:-

(a)

it will conduct and carry on its business in a proper and efficient manner;

1.

it will prepare consolidated financial statements, in accordance with HK GAAP consistently applied in accordance with the updated accounting standards of the Hong Kong Society of Accountants in respect of each financial year and cause the same to be reported on by its auditors and prepare a consolidated profit and loss accounts, in respect of each first half year and submit to the Lender as soon as practicable but not later than 180 days (in case of audited (and consolidated where applicable) financial statements) or 90 days (in case of interim unaudited (and consolidated where applicable) profit and loss account) after the end of the financial period to which they relate;

2.

it will provide the Lender with such financial information concerning the Borrower’s and its Subsidiaries’ financial condition, their respective business and operation as the Lender may from time to time reasonably require;

3.

it will obtain, maintain in full force and effect and comply in all material respects with any conditions imposed in connection with, every authorization of governmental, regulatory or public bodies or courts and do, or cause to be done, all other acts and things, which may from time to time be necessary under any applicable law for the continued due performance of it’s obligations under the Facility, this Facility Letter and any other documents (including, without limitation, any security documents) delivered under or in relation to this Facility Letter or the Facility;

4.

it will inform the Lender of any Event of Default or any event which with the giving of notice or lapse of time or both would constitute an Event of Default forthwith upon becoming aware thereof;

5.

it will provide the Lender with such financial and other information concerning it and it’s business, shareholding status and management structure (including, among other things, change in share capital, shareholders and/or management or control) as the Lender may reasonably require from time to time;

6.

it will inform the Lender as soon as possible of any difficulty in repaying the Facility or any part thereof or in meeting any payment to the Lender arising from the Facility or the Facility Letter;

7.

it will not, without the Lender’s prior agreement in writing, take any step with a view to dissolution, liquidation or winding up;

8.

it will not make or permit any material change to the nature and scope of the business of it and its Subsidiary in any material aspect which could have a material adverse effect;

9.

it will insure and keep insured and procure that each of it’s Subsidiaries insures and keeps insured all its property with underwriters or insurance companies of repute to such extent and against such risks as prudent companies engaged in similar businesses and procure that neither it nor any of its Subsidiary shall fail to maintain insurance over its property to an extent or in a manner which would have a material adverse effect;

10.

it will ensure its obligations under this Facility shall, without prejudice to the provisions of Negative Undertakings at all times rank at least pari passu in all respect with all other unsecured and unsubordinated obligations except for any obligation which are mandatorily preferred by law and not by contract.

Negative Undertakings

(a)

the Borrower will not and shall procure that none of its Subsidiaries will create or allow to exist (except in favour of the Lender) any mortgage,. charge, pledge, lien, security interest or other encumbrance over the Borrower’s present or future assets, rights or revenues (including in the case of the Subsidiaries any shares (including any rights relating thereto) in any Subsidiary) unless that encumbrance or the benefit of that encumbrance is, at the same time, extended equally and ratably to the Borrower’s obligations under this Facility Letter provided that the Borrower or such Subsidiaries may:-

(a)

permit to subsist (without so extending the benefit of such encumbrance) encumbrance existing on the date of this Facility Letter to secure the principal amount secured as of the date of this Facility Letter including the extension of maturity of such principal amount (but not any increase in such principal amount);

(b)

permit to subsist, any encumbrance over assets acquired by any member of the Borrower and its Subsidiaries which is in existence at the date of such acquisition;

(c)

permit any encumbrance to arise or be created over any asset to be acquired or developed after the date of the Facility Letter to secure the financing of the purchase price of such asset and/or the development cost of such asset

(d)

provided that the principal amount so secured does not exceed the purchase price and development cost of such asset;

(e)

permit any encumbrance to arise or be created in the ordinary course of trading of the Borrower and its Subsidiaries; or

(f)

permit any encumbrance to arise or be created by a Subsidiary of the Borrower (the “first-mentioned Subsidiary”) in favour of the Borrower or another Subsidiary of the Borrower (the “second-mentioned Subsidiary”) provided that the Borrower’s interest in the second-mentioned Subsidiary is not less than the Borrower’s interest in the first-mentioned Subsidiary.

2.

the Borrower shall not and shall procure that none of its Subsidiaries will without the written consent of the Lender (whether by a single transaction or a number of related or unrelated transactions and whether in one time or over a period of time) sell, transfer, lease out, lend or otherwise dispose of (whether outright, by a sale-andrepurchase or sale-and-leaseback arrangement, or otherwise to any other person) all or a substantial part of their respective assets or enter any agreement to do so provided that the following disposals shall not be taken into account under this clause:

(a)

disposals on arm’s length basis and for full consideration in the ordinary course of the relevant company’s business;

(b)

disposal which does not in the opinion of the Lender have a material adverse effect on the financial condition of the Borrower and its Subsidiaries or the ability of the Borrower to perform its obligations under this Facility Letter; and

(c)

disposal of assets by one Subsidiary of the Borrower to another Subsidiary of the Borrower or to the Borrower by one of its Subsidiaries or by the Borrower to one of its Subsidiaries;

3.

the Borrower will not enter into any amalgamation, merger or consolidation with any company or person.

Events of Default

There shall be an Event of Default (whether or not caused by any reason outside the control of the Borrower) if.

(a)

the Borrower fails to pay any sum payable under this Facility Letter when due or otherwise upon written demand by the Lender for payment in accordance with the provisions of this Facility Letter; or

1.

either the Borrower or any other person defaults in due and punctual performance of any other person in or pursuant to this Facility Letter, the Facility or any other documents (including, without limitation, any security documents) delivered under or in relation to this Facility Letter or the Facility and, if such default is in’ the opinion of the Lender capable of remedy, such default shall not have been renm.edied within such period as the Lender may specify; or

2.

any representation or warranty or undertaking made or deemed made by the Borrower or any other person in or pursuant to this Facility Letter, the Facility or in any other documents (including, without limitation, any security documents) delivered under or in relation to this Facility Letter, the Facility or in any other documents lis or proves to have incorrect in any material respect; or

3.

any authorisation of or registration with governmental, regulatory or public bodies or courts required by the Borrower or any other person in connection with the execution, delivery; performance, validity, enforceability or admissibility in evidence of this Facility Letter, the Facility or any other documents (including, without limitation, any security documents) delivered under or in relation to this Facility Letter, or the Facility is modified in a manner unacceptable to the Lender or is not granted or is revoked or otherwise ceases to be in full force and effect; or

4.

any indebtedness of the Borrower is not paid when due or becomes due or capable of being declared due prior to its stated maturity;

5.

or an encumbrance takes possession or a receiver or other similar officer is appointed of the whole or any part of the assets, rights or revenues of the Borrower; or a distress, execution, sequestration or other process is levied or enforced upon or sued out against any of the assets, rights or revenues of the Borrower; or

6.

the Borrower stops or suspends payment of its debts or is unable to or admits inability to pay its debts as and when they fall due or become due or is deemed to be insolvent or proposes or enters into any composition or other arrangement for the benefit of its creditors generally, or proceedings are commenced in relation to the Borrower under any law, regulation or procedure relating to reconstruction or readjustment of debts; or

7.

the Borrower is adjudicated or found bankrupt or insolvent or any petition is presented or any proceeding is commenced, or any order is made by any competent court or resolution passed by the Borrower or analogous proceeding is taken for the windingup or dissolution of the Borrower or for the appointment of a liquidator or trustee of the whole or any part of its assets, rights or revenues; or

8.

the Borrower suspends or ceases or threatens to suspend or cease to carry on its business or transfers or otherwise disposes of a substantial part of its business or assets; or

9.

any event occurs or proceeding is taken with respect to any holding company or Subsidiary of the Borrower or any Subsidiary of such holding company in any jurisdiction to which he or it is subject which has an effect equivalent or similar to any of the Events of Default referred to in (c) to (i) above; or

10.

any rights hereunder or under or in relation to the Facility or any provision of this Facility Letter ceases to be in full force and effect or to be continuing or is or purports to be terminated or disputed or becomes in jeopardy, invalid or unenforceable or any necessary or desirable licence, authorisation or consent in respect of this Facility Letter or the Facility, is revoked, withheld, modified or restricted in any way or fails to be granted or fails to remain in full force and effect; or

11.

any other event occurs or circumstances arises which, in the Lender’s opinion, is likely materially and adversely to affect the ability of the Borrower to perform any of its or his obligations or otherwise to comply with any of the terms of this Facility Letter; or

12.

the registered or the beneficial ownership (whether immediate, intermediate or ultimate) of the Borrower as at the date hereof changes without the prior written consent of the Lender; or

13.

there occurs, in the Lender’s opinion, a material adverse change in the financial conditions of the Borrower, any holding company or Subsidiary of the Borrower or any subsidiary of such holding company.

Collateral for all of the above banking facilities are as follows:

(a)

A Corporate Guarantee from M/s. Cornerstone Overseas Investments Limited for an unlimited amount.

(b)

A Personal Guarantee from Mr. Hsieh Cheng for an unlimited amount.

(c)

Any other security as may be in force from time to time.

All costs, expenses and charges including legal fees and other out-of-pocket expenses are to be borne by you. All fees paid are non-refundable.

In addition, all overdue payment of principal, interests and fees and expenses, unless otherwise specified shall be subject to a default interest rate solely determined by us.

Our certificate as to a rate or any amount owing from you to us is, except for manifest error, conclusive and binding on you.

Notwithstanding the foregoing, the banking facilities are subject to no adverse change in market conditions and the completion of documentations and formalities as and when required by us including, among others, verification of shareholding structure of the

Borrower, and the General Agreement For Commercial Business which also forms an integral part of this Facility Letter, and we reserve our right to require repayment and/or cash collateralisation on demand of all amounts actually or contingently due to us.

The Bank may, at any time and without prior notice, combine or consolidate the outstanding of the facilities and/or accrued interest with any other accounts which you maintain (singly or jointly with others) with us (including fixed deposit accounts and bond investment accounts, the maturity of which accounts may for this purpose be accelerated by us) and set off or transfer any money in any currency standing to the credit of any such other account(s) in or towards satisfaction of the Borrower’s indebtedness to us in respect of the facility(ies) and/or under these Terms and Conditions. If the money standing lo the credit of the account(s) and the indebtedness owed by you to us are in different currencies, we may convert either of those amounts at its then prevailing rate of exchange for the purpose of the set-off.

We may transfer our rights and obligations and disclose your information to any person proposing to enter into any contract with us or as required by law or any order or requirement of any court of authority.

Please sign and return the duplicate of this Facility Letter to signify your understanding and acceptance of the terms and conditions under which the banking facilities are granted. This offer will be available for acceptance until 28th February, 2005 after which date it will automatically lapse unless extended in writing by us.

By accepting this Facility Letter, you hereby irrevocably give consent to our Bank that: for as long as there are banking facilities available to you or there are outstandings owed to our Bank by you, (a) our Bank may provide the guarantor(s) or chargor(s) copies of your application(s) for the facilities, facility letters, statements of accounts, other financial information and demand letters; (b) we are authorized to contact all relevant parties for verification purpose(s) and to disclose any information about you/guarantor(s)/third party security provider to any third parties for the purpose(s) of exchanging credit information, debt collection and/or any other reasonable purposes; (c) you shall as soon as possible notify us in writing of any change of information as provided to us and any difficulty you may have in repaying outstanding interest and/or principal.

Please note that Section 83 of the Banking Ordinance has imposed on us as a bank certain limitations on advances to persons related to our directors and employees. In acknowledging this facility letter, you undertake to advise the bank whether you are in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to this date, that you promptly advise us in writing.

Assuring you of our best attention and services at all times, we are,

Yours faithfully,
for Industrial and Commercial Bank of
China (Asia) Limited

(Authorized Signatures)

We hereby confirm our understanding
of the above terms and conditions
and agree to accept and abide by them.

Confirmed by the Borrower:

for M/s. Hua Yang Printing Holdings Company Limited

Confirmed by the Guarantors:

for M/s. Cornerstone  Overseas Investments Limited

Mr. Hsieh Cheng

4th February 2005

To:

ICBC (Asia) Limited
29, 34/F, ICBC Tower,
No. 3 Garden Road,
Central,
Hong Kong.

Attn: Ms. Yvonne Li

Dear Yvonne,

NOTICE OF DRAWDOWN

Please take this as our authorization to draw the 5-year Term Loan of HKD50,000,000.00 and credit proceeds to our current account (A/C No: 861-011-12509-4).

The term loan will be rollovered on a monthly basis. Please also take this as our company’s standing instruction to settle the quarterly principal repayment and the monthly accrued interest at the end of each interest period by debiting our current account until further notice.

Yours truly,
For and on behalf of
HUA YANG PRINTING HOLDINGS COMPANY LIMITED

(Authorized Signatories)

4th February 2005

To:

ICBC (Asia) Limited
Central Branch
ICBC Asia Building,
No. 122-126 Queen’s Road,
Central,
Hong Kong.

Attn:  Ms. Yiu

Dear Ms. Yiu,

NOTICE OF ISSUING A CASHIER ORDER

Please create a cashier order of HKD54,071,429.00 in favor of Eastern Raiser Printing Company Limited by debiting our current account. You are hereby authorized to debit the same account for all the bank charges involve with respect to the cashier order.

Yours truly,
For and on behalf of
HUA YANG PRINTING HOLDINGS COMPANY LIMITED

(Authorized Signatories)

STANDING INSTRUCTION TO DEBIT ACCOUNT

TO:

INDUSTRIAL AND COMMERCIAL BANK OF CHINA (ASIA) LIMITED

In consideration of industrial and Commercial Bank of China (Asia) Ltd (“the Bank”) making and/or continuing to make available to Messrs/Mr/Ms Hua Yang Printing Holdings Company Limited (the “Borrower”) a credit facility of Hong Kong Dollars Fifty Million Only.  (HK$50,000,000.00) under loan no.  (the Loan”) and/or such other facilities as the Bank may agree to grant to the Borrower from time to time, I/we the undersigned hereby agree as follows:

1.

The Bank is authorized, but not obliged, to debit my/our account no. 861-011-12509-4 maintained with you on the   _______ day of each calendar month or in the case that the aforesaid day.-is a bank’s holiday in Hong Kong the day immediately preceding the holiday for the relevant amount or whatever amount required for the payment of the monthly installment and/or interest charges and/or other disbursements under the Loan as and when the installment and/or. charges and/or disbursements are incurred or become payable until full settlement of the principal and/or interest charges and/or other disbursement under the Loan.

2.

This authorization is irrevocable unless and until the Borrower’s indebtedness/ liability to the Bank is fully settled or alternative has been made and accepted by all: parties concerned, irrespective of whether or not I am/we are the Borrower or one or more of the ‘Borrowers.

3.

The Bank assumes no liability for any delay or neglect in- the acting upon my/ our authorization hereunder through whatever cause such delay or neglect may have occured.

4.

The Bank may cancel this arrangement by giving 14 days’ notice in writing to me/us.

Signed, Sealed and Delivered by me/us this 4th day of February 2005

Witnessed by: ________________	Signature:
Name: _______________________	Name:
HKID Card/ Passport No.:	HKID Card Passport No.:
Address:

Exhibit 4.38

Our Ref: UCA-F-2005-0178

Private & Confidential

M/s. Hong Kong Toy Centre Limited
Flat UG 202, UG2/F.,
Chinachem Golden Plaza,
77 Mody Road,
Tsimshatsui,
Kowloon.

31st January, 2005

Dear Sirs,

Banking Facilities

This Facility Letter supersedes our previous one dated 4th January, 2005 under Ref. No. UCA-F-2004-2211.

We are pleased to make available the following revised banking facilities to your company (as “Borrower”) under the terms and conditions outlined below, subject to availability of funds and periodic review and amendments/variations and withdrawal at our sole discretion.

Facility 1

Letters of Credit (LC),
Trust Receipts (TR),
Documents against
Payment (DP),
Documents against
Acceptance (DA),
Bills Negotiated under
Letters of Guarantee
(BPLG), Packing
Loans (PL) and Invoice
Trust Receipts

To the extent of HKD15,000,000.00 (Hong Kong Dollars Fifteen Million Only). Advances under Packing Loans shall not exceed 70% of the face value of acceptable Letters of Credit lodged with us.

Tenor	TR	- Allowed for 1, 2, or 3 months, (Maximum 90 days)
	Invoice Trust Receipts	- Up to 90 days
	PL	- Up to 90 days or the expiry date of the corresponding LC lodged with us, whichever is earlier.
	DA	- Up to 120 days

Interest Rate for TR, DP, DA, BPLG, PL and Invoice Trust Receipts

At 0.65% p.a. over our cost of funds.  Such Interest Rate is subject to fluctuation and amendment at our discretion.  Interest and payable will be calculated on the basis of the following day count factions: (1) Actual/365 for Hong Kong Dollars and Great Britain Pounds; (2) Actual/360 for other currencies.

Opening Commission for Letters of Credit

At 1/4% flat on the first USD50,000.00 or its equivalent in other currency, at 1/16% flat on USD50,001.00 to USD100,000.00 or its equivalent in other currency and at 1/32% flat on remaining balance for each validity period of 6 months or part thereof. (Minimum Charge: HKD350.00)

Commission in Lieu of Exchange	At 1/4% flat on the first USD50,000.00 or its equivalent in other currency, at 1/16% flat on USD50,001.00 to USD 100,000:00 or its equivalent in other currency and at 1/32% flat on remaining balance.
Handling Commission for Invoice Trust Receipts	At 1/8% flat on the first USD50,000.00 or its equivalent in other currency, at 1/16% flat on USD50,001.00 to USD100,000.00 or its equivalent in other currency and at 1/32% flat on remaining balance.
Collection Commission	At 1/16% flat.
Repayment	On demand.

Facility II

All existing facilities and/or modifications thereto and/or other facilities and other liabilities whether contingent or otherwise of whatsoever nature including but not limited to liabilities whether contingent or to be crystalised under any guarantee given by you jointly/severally in our favour whether for securing or guaranteeing against your liabilities or third party liabilities and/or other liabilities as may be incurred and/or granted or to be granted by us at our discretion without limits.

Collateral for all of the above banking facilities are as follows:

(a)

A Personal Guarantee from Mr. Hsieh Cheng for an unlimited amount.

(b)

Life insurance of Mr. Hsieh Cheng to be taken out for no less than USD5,000,000.00 naming our bank as loss payee by June 2005.

(c)

Any other security as may be in force from time to time.

All costs, expenses and charges including legal fees and other out-of-pocket expenses are to be borne by you. All fees paid are non-refundable.

In addition, all overdue payment of principal, interests and fees and expenses, unless otherwise specified shall be subject to a default interest rate solely determined by us.

Our certificate as to a rate or any amount owing from you to us is, except for manifest error, conclusive and binding on you.

Notwithstanding the foregoing, the banking facilities are subject -to no adverse change in market conditions and the completion of documentations and formalities as and when required by us including, among others, the General Agreement For Commercial Business which also forms an integral part of this Facility Letter, and we reserve our right to require repayment and/or cash collateralisation on demand of all amounts actually or contingently due to us.

The Bank may, at any time and without prior notice, combine or consolidate the outstanding of the facilities and/or accrued interest with any other accounts which you maintain (singly or jointly with others) with us (including fixed deposit accounts and bond investment accounts, the maturity of which accounts may for this purpose be accelerated by us) and set off or transfer any money in any currency standing to the credit of any such other account(s) in or towards satisfaction of the Borrower’s indebtedness to us in respect of the facility(ies) and/or under these Terms and Conditions. If the money standing to the credit of the account(s) and the indebtedness owed by you to us are in different currencies, we may convert either of those amounts at its then prevailing rate of exchange for the purpose of the set-off.

We may transfer our rights and obligations and disclose your information to any person proposing to enter into any contract with us or as required by law or any order or requirement of any court of authority.

Please sign and return the duplicate of this Facility Letter to signify your understanding and acceptance of the terms and conditions under which the banking facilities are granted. This offer will be available for acceptance until 28th February, 2005 after which date it will automatically lapse unless extended in writing by us.

By accepting this Facility Letter, you hereby irrevocably give consent to our Bank that: for as long as there are banking facilities available to you or there are outstandings owed to our Bank by you, (a) our Bank may provide the guarantor(s) or chargor(s) copies of your application(s) for the facilities, facility letters, - statements of accounts, other financial information and demand letters; (b) we are authorized to contact all relevant parties for verification purpose(s) and to disclose any information about you/guarantor(s)/third party security provider to any third parties for the purpose(s) of exchanging credit information, debt collection and/or any other reasonable purposes; (c) you shall as soon as possible notify us in writing of any change of information as provided to us and any difficulty you may have in repaying outstanding interest and/or principal.

Please note that Section 83 of the Banking Ordinance has imposed on us as a bank certain limitations on advances to persons related to our directors and employees. In acknowledging this facility letter, you undertake to advise the bank whether you are in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to this date, that you promptly advise us in writing.

Assuring you of our best attention and services at all times, we are,

Yours faithfully,
for Industrial and Commercial Bank of China
(Asia) Limited

Exhibit 4.39

Our Ref.: Commercial Banking - Relationship Management

Private & Confidential

Hong Kong Toy Centre Limited

27 March 2006
Hua Yang Printing Holdings Company Limited
Kord Gifts Manufactory Limited
Kord Party Favour Manufactory Limited
Shenzhen Hula Yang Printing Company Limited
Room UG202, Floor UG2
Chinachem Golden Plaza
77 Mody Road Tsimshatsui East
Kowloon

Attention: Mr. Hsieh Chenq

Dear Sirs

BANKING FACILITIES

With reference to our recent discussions, we are pleased to advise that we have reviewed your banking facilities and offer you the undermentioned revised limits (the “Facilities”) which will be made available subject to the terms and conditions outlined herein and satisfactory completion of the security detailed below:

Facilities and Limits

For Borrowing Group (included Hong Kong Toy Centre Limited (“HKTC”) Hua Yang Printing Holdings Company Limped (“Hua Yang”) and Kord Gifts Manufactory Limited (“Kord Gifts”)) only

For establishment of documentary letters of credit (LC) for your account in favour of third parties and covering import of goods in the ways acceptable to us and/or acceptance of bills drawn thereunder, of which

HKD40,000,000.00
For trust receipt facility (TR) relating to goods imported and financed under our documentary letters of credit established for your account, of which

For establishment of stand-by letters of credit (SBLC) for your account in favour of third parties and covering services and/or other performances in the ways acceptable to us and/or acceptance of bills drawn thereunder.

(HKD 15,000,000.00)
The aggregate outstanding of LC, TR and SBLC facilities must not exceed HK$40,000,000.00 at any one time.
For negotiation of discrepant documents, secured or unsecured by goods, presented under export letters of credit issued by banks acceptable to us. (LG)	HKD5,000,000.00

Utilization of Limits

The above Facilities are available to the HKTC, Hua Yang and Kord Gifts for their sole and/or combined use provided that the aggregate amounts owing by the HKTC, Hua Yang and Kord Gifts under the Facilities shall not exceed each of the abovementioned limits at any one time.

For Hua Yang only
Factoring Limit (FTE) (For detailed terms and conditions, please refer to a separate letter issued by our Customized Trade Solutions Department).	USD5,500,000.00
For Kord Party Favour Manufactory Limited (“Kord Party”) only
Factoring Limit (FTE) (For detailed terms and conditions, please refer to a separate letter issued by our Customized Trade Solutions Department).	USD3,000,000.00
For Shenzhen Hua Yang Printing Company Limited only
Export trade loans facility (Exp. T L) (For detailed securities, terms and conditions, please refer to a separate letter issued by our Shenzhen Branch).	RMB15,000,000.00

Security & Documentation

Additional securities required:
For HKTC. Hua Yang and Kord Gifts:

1.

The pledge of time deposit(s) in value of not less than HKD2,000,000.00 or its equivalent in other currencies at lending ratio as determined by us to be executed in our favour.

2.

(a) An “All Moneys” first legal charge(s) and rental assignment to be executed in our favour on the following properties:

(a)

(i)

Factory A on 16th Floor of Block 1, Golden Dragon Industrial Centre, Nos. 152-160 Tai Lin Pai Road, Kwai Chung, New Territories;

(ii)

Factory B on 25th Floor of Block 1, Tai Ping Industrial Centre, No.57 Ting Kok Road, Tai Po, New Territories;

(iii)

Flat E and F on 5th Floor of Block 11 of Laguna City, No. 19 Laguna Street, Cha Kwo Ling, Kowloon;

(iv)

Flat E on 2nd Floor of Block 4 and Car Park No. 44 on LG2, Pokfulam Gardens, No.180 Pokfulam Road, Hong Kong;

(v)

Unit 7 on 22nd Floor of Westlands Centre, No.20 Westlands Road, Hong Kong;

(vi)

Unit 5 on 3rd Floor with the Flat Roof of Westlands Centre, No.20 Westlands Road, Hong Kong; and

(vii)

Flat A on 23rd Floor of Able Building, No. 15 St. Francis Yard, Hong Kong.

(b)

A fixed charge(s) and rental assignment to be executed in our favour on the following property:

Units A-C, Level 8, Harbour Ring, Huangpu Centre, Shanghai, China.

(the above properties mentioned under Item 2(a) and 2(b) collectively the “Properties”)

(c)

An “All Moneys” charge over one “Heidelberg” Six Color Offset Press with Serial No. 540406 to be executed by Kord Party in our favour.

subject to the approval of the title thereof by a solicitor to be designated by us. The execution of the legal charge(s)/fixed charge(s) shall be subject to the terms and conditions as set out herein.

3.

A floating charge over debtors and inventory to be executed by Kord Party in our favour.

4.

A floating charge over debtors and inventory to be executed by Kord Gifts in our favour.

5.

A floating charge over debtors and inventory to be executed by Hua Yang in our favour.

6.

A “Subordination Agreement” for HKD50,000,000.00 to be executed by Hua Yang Holdings Company Limited “the subordinated lender” and Hua Yang in our favour.

For HKTC, Hua Yang, Kord Gifts and Kord Party:

1.

An unlimited Deed of Guarantee and relevant supporting board resolution in form and substance acceptable to us to be executed by Grand Toys International Limited (the “Guarantor”) in our favour. In this connection, please arrange to have the attached Deed of Guarantee duly executed by the Guarantor(s) and returned to us accordingly.

1.

An unlimited Deed of Guarantee to be executed by Mr. Hsieh Cheng in our favour. In this connection, please arrange to have the attached Deed of Guarantee duly executed by the Guarantor(s) and returned to us accordingly.

2.

An assignment of keyman Insurance of not less than USD5,000,000.00 to be executed by Mr. Hsieh Cheng, subject to availability of the insurability of the key person. The provision of such assignment is at our bank’s absolute decision.

3.

An unlimited Deeds of Guarantee and relevant supporting board resolution in form and substance acceptable to us to be executed by HKTC, Hua Yang, Kord Gifts and Kord Party, cross-guaranteeing the liabilities of one another in our favour.

Negative Pledge

1.

Without prejudice to any other undertakings on your part, each of the Borrowers shall not, and shall procure that none of your subsidiaries shall, without our prior written consent:

(a)

create or attempt to create or permit to subsist any mortgage, debenture, charge, pledge, lien or other encumbrance upon, or permit any lien or other encumbrance (save a lien arising by operation of law in the ordinary course of trading) to arise on or affect, the whole or any part of your or their respective undertaking, property, assets and rights other than pledges created over goods and/or services acquired pursuant to documentary credits opened in the ordinary course of trading for the purpose of financing the acquisition or provision of goods and services; or

(b)

part with, transfer, sell or dispose of or attempt or agree to part with, transfer, sell or dispose of the whole or any part of your or their respective undertaking, property, assets and rights except by way of sale at full value in the usual and ordinary course of trading as now conducted and for the purpose of carrying on the relevant business; or

(c)

grant, issue or extend any guarantee or indemnity or enter into any other form of contractual undertaking or arrangement of similar effect in respect of any indebtedness or obligations actual or contingent, of any other person whatsoever except in the usual and ordinary course of trading as now conducted by you and your subsidiaries and for the purpose of the carrying on by you or the relevant subsidiary of your or its business.

2.

The undertakings set out in item 1 above shall not be deemed breached by reason only of the existence of any mortgage, debenture, charge, pledge, lien or other encumbrance or guarantee or indemnity which has been created or which subsists or has arisen prior to the date hereof, provided that any further or additional encumbrance over or affecting the relevant asset, or increase in the amount secured by or other variation of the relevant encumbrance or guarantee or indemnity of similar effect, shall constitute such a breach.

Tenor

Maximum loan tenor for import loans will be 90 days.

Interest

Interest on financed bills/loans shall be charged at 0.7% per annum above 1/2/3 month(s) LIBOR (London Interbank Offered Rate) for foreign currencies transactions or at 0.7% per annum above 1/2/3 month(s) HIBOR (Hong Kong Interbank Offered Rate) for Hong Kong Dollar transactions, subject to market availability, as shall be quoted by Hang Seng Bank Limited on the first day of the relevant interest period. Interest on loans will be payable on monthly basis.

Fee

A non-refundable facility review fee of HKD50,000.00 shall be payable by you to us upon acceptance of the Facilities and thereafter an annual/review fee in such amount as we may prescribe from time to time shall be payable upon each review of the Facilities. We are authorised to debit the current account maintained by you with us for the facility review fee upon receipt of your acceptance of the Facilities as mentioned in this letter and in all subsequent reviews.

Reimbursement of Payment under Stand-by Letter of Credit

You undertake to reimburse us immediately on demand all amounts of claims under Stand-by letter of credit issued for your account. Any amount not reimbursed by you to us shall bear interest at the rate stipulated in “Default Interest’ clause mentioned hereunder.

Insurance

The above Properties shall be insured against the risks of fire, earthquake (fire, shock & flood), landslip and subsidence endorsement, explosion, typhoon, windstorm and flood for the Facility amount or the cost of reinstating the Properties.  The insurance must be taken out with Hang Seng Insurance Co. Ltd. (or such other insurance company with our prior approval at our sole discretion) and the insurance policy denoting our interest as chargee, together with the receipt for premium paid, has to be lodged with us on or before execution of the legal charge; the renewal policy, also with our interest being denoted thereon, must be lodged with us no later than fourteen days prior to the renewal date of the policy.  Otherwise, we will insure the Properties on your behalf, the premium of which shall be debited to your account with us. If the insured amount is based on the reinstatement cost, a valuation and administration fee will be charged for the initial, and each subsequent renewal. The current valuation and administration fee of each mortgaged property is HK$1,000.00.

Default Interest

Notwithstanding the provisions above for the charging of interest, all sums (whether principal, interest, fees, charges or otherwise) due but unpaid in respect of the Facilities shall bear interest at such rate from time to time determined by us at our absolute discretion.

Set-off

We may, at any time and without notice, apply and set-off any credit balance to which you are entitled on any account with us or any other moneys owed by us to you in or towards satisfaction of any obligations owing to us by you. For this purpose, we are authorised to purchase, at our prevailing exchange rate, such other currencies as may be necessary to effect such application with the moneys standing to the credit of such account or to effect conversion of one currency into another in any other manner.

Expenses

All expenses, legal or otherwise, if any, in connection with the Facilities are to be borne by you.

Taxes

All payments of principal and interest on amounts due under the Facilities shall be made free and clear of all present and future taxes, withholdings of any nature whatsoever.

Others

1.

Throughout the terms of the Facilities, the Guarantor, Grand Toys International Limited undertake to ensure the following financial covenants, on consolidated basis, are adhered to at all times:

(a)

Tangible net worth [defined as net worth plus subordination loan minus intangible assets minus loan to related parties] must not less than USD15,000,000.00; and

(b)

Gearing Ratio [defined as total interest bearing debts divided by tangible net worth] must not be more than 1.1 times.

2.

All LG and FTE proceed to be used to repay TR to be due within 30 days.

3.

The issuance of LC shall be supported by buyers’ purchasing order(s).

4.

Mr. Hsieh Cheng and each of the Borrowers undertake not to enter into any merger and acquisition for his controlling companies and its subsidiaries without our bank’s prior consent.

5.

The legal charge/fixed charge and discharge of the Properties will contain the usual provisions that are currently in use in Hong Kong Special Administrative Region to be approved by solicitors designated by us.

6.

You shall provide us with a certified copy of your annual audited reports, financial statements, quarterly management accounts, quarterly A/R & inventory aging reports within 6 months following the end of each financial year and such other relevant financial information as we shall from time to time reasonably request.

7.

We may, from time to time at our absolute discretion and without prior notice to or consent from you, impose further charges and fees which may be chargeable on facilities of the same type and change the terms of the existing and future charges and fees, including the rate thereof.

Governing Law

These Facilities are subject to the laws of Hong Kong Special Administrative Region with non-exclusive jurisdiction of Hong Kong Special Administrative Region Courts.

Notwithstanding anything to the contrary hereinbefore contained, we shall not be bound to grant any of the Facilities at all or beyond such sum as we may at our sole discretion consider safe to the intent that we retain the absolute right to withdraw, suspend and/or reduce from time to time the Facilities or any of them and/or the extent of any of the Facilities for so long and to or in such amount as we may at our sole discretion deem fit without prior notice to or consent from you.

The Facilities are subject to our usual review as well as our customary overriding right of repayment on demand and are also subject to our right to call for cash cover on demand for prospective and contingent liabilities.

Kindly sign and return to us the duplicate of this letter together with the attached “Extracts from the Minutes of a Meeting of the Board of Directors” to indicate your acceptance of this credit facility arrangement within one month from the date of this letter and if not accepted by that date, unless extended by us at our sole and absolute discretion, will be deemed to have lapsed. All other security documentation required, if any, under the Facilities must also be executed to our complete satisfaction by the above specified date, failing which the Facilities are subject to withdrawal or revision at our absolute discretion.

Mr. Yeung Tung, Manager, Marketing at 2198 4960 of our Commercial Banking Marketing Department will contact you within the next two weeks to discuss the insurance arrangement. Our Insurance Agency Department offers a full range of insurance services and will also be pleased to quote you competitive rates on other coverages upon your request.

Should you have any queries, please do not hesitate to contact our Ms. Irene lp at 2198 4084.

We trust that you will make active use of the Facilities and are pleased to be of continued assistance to you.

Yours faithfully

Willie Cheng
Department Head, Relationships Management
Commercial Banking

Irene lp
Team Head, Relationship Management
Commercial Banking

Exhibit 4.40

Private & Confidential

Our Ref. : BDD/EL/06-A00663

8 May 2006

Hua Yang Printing Holdings Co Ltd
Unit B, Block l, 25/F
Tai Ping Industrial Centre 57 Ting Kok Road
Tai Po, New Territories

Attn:

Mr Kevin Murphy, CEO

Dear Mr. Murphy,

I)

Amendment of Domestic/Export Notification Factoring Without Recourse Facility

II)

Amendment of Domestic/Export Notification Factoring with Recourse Facility

Further to our facility offer letter dated 3 March 2004 (our ref: BDD/HT/04-A00911) and an amendment dated 10 March 2005 (our ref. BDD/EL/05-A00886), following a recent review of our security documents held we write to advise you that we shall require the following additional document to support your above facilities:

-

Corporate guarantee to be executed by Grand Toys Int’l Ltd in favour of East Asia GE Commercial Finance Ltd.

All other terms and conditions applicable to your Domestic/Export Notification Factoring Without Recourse Facility, and to your Domestic/Export Notification Factoring with Recourse Facility, shall remain unchanged.

We should like to remind you that continuation of the above facilities is conditional upon there being no material deterioration of the credit standing of your Company, as decided solely by East Asia GE Commercial Finance Ltd, and we reserve the right herein to modify or cancel the facilities at any time without prior notice.

Should you have any queries, please contact either of the undersigned at tel no 2586-0000.

Yours sincerely
For and on behalf of
East Asia GE Commercial Finance Ltd

Anthony Gilks	Ellen Yung
Senior Vice President	Vice President

/AG/EY/cc

We accept the credit facilities on the above terms and conditions stipulated in your facility letter dated 8 May 2006. We understand and acknowledge that our personal data and personal data of other individuals (including shareholders and directors of applicants for credit facilities and persons providing security or guarantee for credit facilities) may be disclosed or verified by East Asia GE Commercial Finance Ltd with any parties such as credit reference agencies and used for purposes directly related to the above mentioned transaction and the financial businesses of East Asia GE Commercial Finance Ltd or its associated companies from time to time. We are also aware that we may request access and correction to our personal data kept with East Asia GE Commercial Finance Ltd through the Credit Manager at 901-903 Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

For and on behalf of
HUA YANG PRINTING HOLDINGS CO., LIMITED

For and on behalf of
GRAND TOYS INTERNATIONAL M9TED

Dated

200

GRAND TOYS INTERNATIONAL LIMITED

- in favour of -

EAST ASIA GE COMMERCIAL FINANCE LIMITED

GUARANTEE & INDEMNITY

CONTENTS

CLAUSE

1.

DEFINITIONS AND INTERPRETATION

2.

GUARANTEE

3.

NO DEDUCTIONS

4.

CURRENCY OF ACCOUNT AND PAYMENT

5.

CONTINUING GUARANTEE

6.

EXTENT OF LIABILITY

7.

NOTICE TO DETERMINE GUARANTEE

8.

EVIDENCE OF AMOUNT DUE

9.

INSOLVENCY AND OTHER PROTECTIONS

10.

NO SECURITY FOR GUARANTOR

11.

PRESERVATION OF RIGHTS

12.

INDEMNITY

13.

REPRESENTATIONS AND WARRANTIES

14.

GENERAL COVENANTS

15.

NOTICE OR DEMAND

16.

NO WAIVER

17.

COUNTERPARTS

18.

SEVERABILITY

19.

GOVERNING LAW

i

THIS GUARANTEE AND INDEMNITY is made on the        day of

BY:

Grand Toys International Limited (Company No. 866120) whose registered office is at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong (the “Guarantor”).

TO:

East Asia GE Commercial Finance Limited (Company No.28350) of Suite 901-903, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong (“EAGE”).

WHEREAS:

(A)

EAGE has agreed to purchase from the Company certain account receivables pursuant to the RPA;

(B)

EAGE has agreed to grant such facilities on the condition that the Guarantor gives this Guarantee to EAGE.

Now THIS DEED WITNESSES as follows:

8.

DEFINITIONS AND INTERPRETATION

(a)

In this Guarantee and in the recitals, words and expressions defined in the RPA (as that expression is defined below) shall, unless otherwise defined herein or unless the context requires otherwise, bear the same meanings herein as they do in the RPA and where the context requires, a reference to “the Agreement” or “this Agreement” shall be read and construed in this Guarantee as “the Guarantee” or “this Guarantee” accordingly.

(b)

In addition, so far as the context admits, the following expressions shall have the following meanings:

“Company”

means Hua Yang Printing Holdings Co., Limited (Company No. 498180) whose registered office is at Unit B, 25/F, Block 1, Tai Ping Industrial Centre, 57 Ting Kok Road, Tai Po, New Territories, Hong Kong;

“EAGE Agreement”	means any agreement between EAGE on the one part and the Company on the other part and “EAGE Agreements” shall be construed accordingly;
“Event of Default”

has the meaning as set out in clause 12.1 of the RPA but for the purposes of this Guarantee shall also be deemed and be construed so as to include any termination event (howsoever defined) under any EAGE Agreement;

“this Guarantee”	shall be construed as including each principal or independent obligation or agreement contained in this guarantee and indemnity and its recitals;
“Notice Period”

the period beginning on the date EAGE actually receives the notice of determination of the Guarantee pursuant to clause 7 (Notice to Determine Guarantee): and ending on the date falling 180 days thereafter;

“RPA”	means the Receivables Purchase Agreement between EAGE and the Company dated 21 May 2003 as amended or supplemented from time to time;
“Secured Obligations”

means (a) all money and liabilities now or in the future due, owing or incurred in any manner to EAGE ~by the Company whether on or after such demand, whether actually or contingently, whether solely or jointly with any other person, whether as principal or surety or in any other capacity and whether or not EAGE was an original party to the relevant transaction; and (b) all interest, commission, fees, charges, costs and expenses which EAGE may in the course of its business charge or incur in respect of the Company or its affairs (after as well as before any demand or judgment);

9.

GUARANTEE

(a)

Principal Obligation:  The Guarantor irrevocably and unconditionally guarantees as a principal and independent obligation and not merely as surety, the due and punctual fulfilment by the Company of all of the Secured Obligations to EAGE.

(b)

Payment on Demand:  The Guarantor covenants to pay to EAGE on its written demand all or any part of the Secured Obligations when due and covenants that any monies payable by it under or by reason of this Guarantee must be paid on written demand by EAGE in immediately available funds to EAGE and/or in the manner notified from time to time by EAGE to the Guarantor.

(c)

Interest:  The Guarantor must upon its receipt of a written demand from EAGE pay interest on all amounts due and payable by it and unpaid under or in respect of this Guarantee. Interest will accrue on those amounts from day to day from the due date up to the date of actual payment; before and (as a separate and independent obligation) after judgment, at the rate of 24% per annum for successive 90 day or such other interest periods as EAGE shall determine commencing on the date of default !until the date of actual payment and, if not paid when due, will bear interest in accordance with this clause 2.3 (Interest).

(d)

Costs and Expenses:  The Guarantor irrevocably agrees to pay EAGE on demand all costs and expenses (including, without limitation, legal fees) on a full indemnity basis arising out of or in connection with the administration, perfection, enforcement or preservation of EAGE’s rights under this Guarantee including the recovery or attempted recovery by EAGE of any monies due to it under this Guarantee.

(e)

Immediate Enforcement:  EAGE shall be entitled to enforce any of its; rights under this Guarantee directly against the Guarantor without any prior obligation to enforce any rights against any other person or any guarantee or other security.

10.

NO DEDUCTIONS

(a)

No Deductions:  All payments to be made by the Guarantor under this Guarantee shall be made without any set-off or counterclaim and free and clear of and without any deduction whatsoever or withholding for or on account of any taxes, except to the extent required by law.

(b)

Gross-Up:  If any such deduction or withholding is required by law, the Guarantor will pay an amount which will ensure that, after the deduction or withholding has been made, EAGE will receive a sum equal to the amount that would otherwise have been received in the absence of the deduction or withholding.

11.

CURRENCY OF ACCOUNT AND PAYMENT

(a)

Currency of Payment:  Hong Kong Dollars is the currency of payment for each and every sum at any time due from the Guarantor under this Guarantee PROVIDED THAT:

(i)

each payment made with respect to monies due and payable by the Company under the RPA and/or any EAGE Agreement shall be made in the currency in which such amounts are due and payable under the RPA and/or that EAGE Agreement as the case may be; and

(ii)

each payment in respect of costs and expenses shall be made in Hong Kong Dollars and be the Hong Kong Dollar equivalent of the amount in the currency in which the same were incurred, as conclusively determined by EAGE.

(b)

Currency Indemnity:  If any sum due from the Guarantor under or by virtue of this Guarantee is received in a currency (the “second currency”) which is, other than the currency in which it is due pursuant to clause 4.1 (Currency of Payment) !above (the “first currency”), the Guarantor shall indemnify EAGE from and against any loss suffered as a result of any discrepancy between (a) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (b) the rate or rates of exchange at which EAGE may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction in whole or in part of any such sum.

12.

CONTINUING GUARANTEE

This Guarantee shall be a continuing security (subject only to the notice mentioned in clause 7 (Notice to Determine Guarantee) below) and shall not be satisfied, discharged or affected by any intermediate payment or settlement of account or disability or incapacity affecting the Guarantor or any other matter or thing whatsoever until payment or discharge in full of all the Secured Obligations. This Guarantee is in addition to and independent of every other security or guarantee which EAGE may at any time hold in respect of the Company and any of its obligations to EAGE and this Guarantee shall at all times remain the property of EAGE unless assigned or transferred by it.

13.

EXTENT OF LIABILITY

The amount for which the Guarantor shall be liable under this Guarantee in respect of the Secured Obligations shall be unlimited.

14.

NOTICE TO DETERMINE GUARANTEE

(a)

Six Months’ Notice: Provided no Event of Default has occurred and is still continuing, the Guarantor may at any time give notice in writing to EAGE to determine its obligations under this Guarantee at a date not less than 180 days after the receipt by EAGE of such notice and subject to the terms of this clause 7, its obligations under this Guarantee shall cease with respect to all of the Company’s obligations to EAGE incurred after the date of determination.

(b)

Accrued Liabilities:  The Guarantor shall remain liable in respect of all the Secured Obligations or any part thereof outstanding on the last day of the relevant Notice Period until actual full and final payment of the same to EAGE including any sums due to EAGE under clause 2.2 (Payment on Demand) of this Guarantee whether or not EAGE has demanded payment from the Guarantor and under clause 12 (Indemnity).,

(c)

Contingent Liabilities:  The amount for which the Guarantor remains liable in clause 7.2 (Accrued Liabilities) shall include any liabilities of the Company incurred during the Notice Period but which may only become actual liabilities thereafter, and any interest, fees and other charges which the Company owes to EAGE at any time up to the end of the Notice Period but which may not have been charged to the Company until later.

15.

EVIDENCE OF AMOUNT DUE

(a)

Company’s admission binding on Guarantor:  Subject to clause 8.2 (EAGE’s Certificate Conclusive), any admission or acknowledgement by or on behalf of the Company of the amount of the Secured Obligations or any part thereof or otherwise in relation to this Guarantee, or any judgment or award obtained by EAGE against the Company, or any proof by EAGE in the winding up of the Company which is admitted, shall be binding and conclusive on the Guarantor.

(b)

EAGE’s Certificate Conclusive: Each statement or demand issued or made by EAGE as to the amount of the Secured Obligations or any part thereof for the time being outstanding shall, save for manifest error, be conclusive and binding on the Guarantor.

16.

INSOLVENCY AND OTHER PROTECTIONS

(a)

No Effect on Guarantee:  The appointment of a receiver, the winding up or liquidation of the Company shall not affect or determine the liability of the Guarantor under this Guarantee.

(b)

Non-Competition:  Until the irrevocable satisfaction and payment in full of the Secured Obligations:

(i)

the Guarantor shall remain liable therefor to the full extent of this Guarantee;

(ii)

the liability of the Guarantor under this Guarantee will not be reduced or discharged by any security held or monies received by EAGE in respect of the Company’s obligations to EAGE and EAGE shall be entitled to prove in any winding up of the Company for the full amount of the Secured Obligations or any part thereof;

(iii)

the Guarantor shall not be entitled to participate in, be subrogated to or rank in competition with EAGE in respect of any security or monies received in respect of the Company’s obligations to EAGE; and

(iv)

EAGE may hold in a suspense account any monies received under or in connection with this Guarantee for so long and in such manner as EAGE may determine without any obligation to apply the same or any part thereof in or towards the discharge of any of the Secured Obligations.

(c)

No Discharge:  If EAGE:

(i)

receives any payment or security from the Guarantor, the Company or any other person; and

(ii)

is later ordered under insolvency laws to restore the position to what it would have been if it had not received that payment or security;

then the Guarantor will be liable as if EAGE had never received the payment or security.

(d)

Authority to Settle Claim:  If any claim of the kind described in clause 9.3(b) is made against EAGE under insolvency laws, EAGE is hereby authorised to agree the claim or settle it on any terms it chooses without asking for or obtaining the Guarantor’s consent.  If EAGE does agree or settle the claim, the Guarantor will be liable under this Guarantee as if a court order had been made containing the terms as agreed by EAGE.

(e)

Expenses for Claims:  The Guarantor undertakes to indemnify EAGE for sand pay to it on demand all costs and expenses properly incurred by EAGE defending any claim pursuant to clause 9.4 (Authority to Settle Claim).

(f)

Right to Security: Any security held by EAGE in respect of the Guarantor’s commitments under this Guarantee, may be retained in order to protect EAGE against any possible claim under insolvency laws for up to three years after all the Secured Obligations have been satisfied. If a claim is made against EAGE within that period, EAGE may retain the security until that claim has finally been dealt with.

17.

NO SECURITY FOR GUARANTOR

The Guarantor declares that no security has been received by the Guarantor from the Company or any other surety for the giving of this Guarantee and !the Guarantor undertakes not to take or receive any security in respect of the Guarantor’s liability under this Guarantee. The Guarantor hereby agrees that any security so taken shall be held in trust for EAGE by way of security for the liabilities of the Guarantor to EAGE.

18.

PRESERVATION OF RIGHTS

(a)

Guarantee Not Affected:  Neither the liability and the obligations of the Guarantor contained in this Guarantee nor the rights, powers and remedies conferred in respect of the Guarantor upon EAGE by this Guarantee or by law shall be discharged, impaired or otherwise affected by:-

(i)

Change in Status:  the winding-up, dissolution, amalgamation,’ insolvency or reorganisation of the Guarantor or the Company or EAGE or any change in any of its respective status, function, control or ownership;

(ii)

Amendments:  any amendment to, or variation, waiver or release of any obligation of the Company under any Finance Document (other than this Guarantee) or any other document or any other security or guarantee with respect thereto, and any whatsoever amendment relating to the same whether or not such amendment, variation, waiver or release was made with they consent of the Guarantor;

(iii)

Non-Enforcement:  any failure by EAGE to take or fully to take any security contemplated or otherwise agreed to be taken in respect of any Secured Obligation;

(iv)

Non-Realisation:  any failure by EAGE to realise or fully to realise the value of, or any release, discharge, exchange or substitution of, any security taken in respect of any Secured Obligation;

(v)

Indulgences:  any time or other indulgence being granted or agreed to be granted to the Company in respect of any of its Secured Obligations on under any other security with respect thereto;

(vi)

Settlements:  any arrangement, settlement or compromise or any release of or abstention from enforcing any sustained or incurred right or remedy against the Company or any other person;

(vii)

Incapacity:  any legal limitation, disability, incapacity or other circumstances relating to the Company or any other person, the RPA, any Finance Document or any security granted to EAGE;

(viii)

Invalidity: any irregularity, unenforceability or invalidity of any obligations of the Company pursuant to any EAGE Agreement or any other agreement;

(ix)

Any Acts:  any other act, event or omission which, but for this clause 11 (Preservation of Rights), might operate to discharge, impair or otherwise affect any of the obligations of the Guarantor hereunder or any of the ‘frights, powers or remedies conferred upon EAGE by this Guarantee or by law.

(b)

Freedom of Enforcement:  EAGE shall not be obliged before exercising any of the rights, powers or remedies conferred upon it in respect of this Guarantee or by law to:

(i)

make any demand of or take any other action against the Company or any other person; or

(ii)

enforce any other security or guarantee which EAGE may have in respect of all or any part of the Secured Obligations.

19.

INDEMNITY

As a covenant, separate and distinct from that contained in clause 2.1 (Principal Obligation), the Guarantor irrevocably and unconditionally agrees to indemnify EAGE and at all times to keep EAGE indemnified against any loss or damage sustained or incurred by EAGE arising out of:-

(i)

any failure by the Company to pay or discharge any part; of the Secured Obligations duly and punctually;

(ii)

any breach, neglect, misperformance or non-performance ‘Ion the part the Company of the terms of any EAGE Agreement and/or any Finance Document (to which the Company is party) or any other agreement entered into by the Company with or in favour of EAGE; and

(iii)

any invalidity, illegality, unenforceability or incapacity as against the Company in respect of any EAGE Agreement and/or Finance Document (to which the Company is party) or any other agreement.

20.

REPRESENTATIONS AND WARRANTIES

The Guarantor hereby warrants and represents to EAGE (such warranties and representations to continue so long as this Guarantee remains in force) that:

(i)

Status and Powers:  the Guarantor is duly incorporated in Hong Kong and has full power to carry on its business as now being conducted and to own its property and other assets and to enter into and perform its obligations under this Guarantee and all necessary corporate, shareholder and other action to enable it to execute, deliver and perform the same has been taken and it has obtained and will maintain in full force and effect all necessary consents, licences and authorities and no limitation on its powers to borrow or give guarantees will be exceeded as a result of this Guarantee;

(ii)

Obligations Binding:  this Guarantee has been validly created and constitutes a valid and legally binding obligation on the Guarantor enforceable in accordance with its terms;

(iii)

Non-Contravention:  the execution and performance of this Guarantee does not and will not:-

contravene any applicable law or regulation or any judgment or permit to which the Guarantor is subject;

conflict with or result in any breach of any of the terms of or constitute a default under any agreement to which the Guarantor is subject to or by which it or any of its property is bound;

contravene or conflict with any provision of the Guarantor’s Articles of Association; or

result in the creation or imposition of or oblige it to create any charge or any Encumbrance over any of its assets rights or revenue;

(iv)

No Litigation:  the Guarantor is not involved in any litigation, arbitration or other proceedings of a litigious nature;

(v)

Financial Statements:  any financial statements including the notes thereto of the Guarantor delivered to EAGE pursuant to clause 14.(a) (Financial Information) give a true and fair view of the state of affairs of the Guarantor as at the date thereof; and

(vi)

No Insolvency:  no steps have been taken or legal proceedings started nor has any order been made or petition presented or resolution passed for, the winding-up or liquidation of the Guarantor and no distress, execution or other process has been levied on any of the assets of the Guarantor, nor is the Guarantor insolvent or unable to pay its debts as they fall due.

21.

GENERAL COVENANTS

The Guarantor hereby undertakes to EAGE that so long as any of the Secured Obligations remains outstanding:

(i)

Financial Information:  it shall deliver to EAGE or allow it to inspect copies of such accounts or other financial information concerning the business or financial condition of the Guarantor which EAGE may request from time to time;

(ii)

Litigation:  it shall advise EAGE forthwith of the details of any litigation, arbitration or administrative proceedings pending or (to the best of its knowledge and belief) threatened against the Guarantor;

(iii)

No Change in Ownership:  it shall procure that there is no change in the legal or beneficial ownership of the Company or the Guarantor from the date of execution of this Guarantee unless such change is previously approved in writing by EAGE; and

(iv)

Accounting Standards:  it shall ensure that all accounts and other financial information which the Guarantor may be obliged to deliver to EAGE hereunder are prepared in accordance with all applicable laws, regulations and directives and with Hong Kong Accounting Standards consistently applied and are audited and certified by an independent auditor acceptable to EAGE.

22.

NOTICE OR DEMAND

(a)

Deemed Receipt:  A demand for payment or any other demand or notice under this Guarantee may be made or given by EAGE by:

(i)

letter sent by post to the last known address of the Guarantor and shall be deemed to have been made or given at the commencement of Business Hours on the second Business Day after the day the letter was posted, even if it is not delivered or is returned undelivered;

(ii)

letter left at the last known address of the Guarantor and shall be been made when delivered; or deemed to have

(iii)

letter sent by facsimile number as notified by the Guarantor to EAGE in writing from time to time and shall be deemed to have been made at the time and date shown on the answerback unless this was after Business Hours, in which case, at the commencement of Business Hours on the immediately following Business Day.

In proving such service it shall be sufficient to prove that personal delivery was made, or that the envelope containing the communication was correctly addressed and posted or that the telex was transmitted with the correct answerback or that a facsimile transmission report (or other appropriate evidence) was obtained showing that the facsimile had been transmitted to the addressee. The initial address and fax number of the Guarantor are set out under the name in the execution pages of this Guarantee.

(b)

Language:  All communications and documents sent hereunder shall either be in English or accompanied by a certified translation into English. If there is a conflict, then the English language version shall prevail over the original language version

23.

NO WAIVER

No delay or omission of EAGE in exercising any right, power, privilege or remedy in respect of this Guarantee shall impair such right, power, privilege or remedy or be construed as a waiver of it and any single or partial exercise of any right power, privilege or remedy shall not preclude any further exercise of it or the exercise of any other right, power, privilege or remedy.

24.

COUNTERPARTS

This Guarantee may be executed in any number of counterparts, all of which when taken together shall constitute a single instrument.

25.

SEVERABILITY

Each of the provisions in this Guarantee shall be severable and distinct from one another and if at any time any one or more of such provisions is or becomes invalid, illegal, or unenforceable, the validity, legality, and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

26.

GOVERNING LAW

(a)

Hong Kong Law and Courts: This Guarantee shall be governed by and construed in accordance with the law of the Hong Kong Special Administrative Region of the People’s Republic of China. The Guarantor irrevocably submits for the benefit of EAGE to the non-exclusive jurisdiction of the courts of the Hong Kong Special Administrative Region of the People’s Republic of China.

(b)

Guarantor’s Consent: The Guarantor hereby consents generally in respect of any suit, action or proceeding which may arise out of or in connection with this Guarantee to the giving of any relief or the issue of any process in connection with such action or proceeding including, without limitation, the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order, judgment or award which may be made or given in such action or proceeding, and agree that any final order, judgment or award shall be conclusive.

(i)

Waiver of Immunity: To the extent that the Guarantor may in any jurisdiction claim for itself or its assets immunity from suit, execution, attachment (whether in aid of execution, before judgment or otherwise) or other legal process and to the extent that in any such jurisdiction there may be attributed to itself or its assets such immunity (whether or not claimed) the Guarantor hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity to the full extent permitted by the laws of such jurisdiction.

IN WITNESS of which the Guarantor has executed this Guarantee as a deed the day and year first above written.

1

EXECUTION PAGE

SEALED with the Common Seal of

)
Grand Toys International Limited

)
in the presence of

)
and SIGNED by      )

Director

Name:

Address :

Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong

Fax :

(852) 2520-5515

Attention :

Ms. Carmen Ng, Chief Financial Officer

in the presence of

Witness

Address

Occupation

DECLARATION BY THE GUARANTOR:-

The Guarantor and each of its directors signing this Guarantee for and on its behalf acknowledges that it has been advised to seek independent legal advice before signing this Guarantee and that it will be legally bound by the terms of the Guarantee upon signing. The Guarantor also acknowledges that in signing this Guarantee it has read or has been translated to it and understands the provisions stated thereabove including the terms and conditions contained in clauses 1 to 19 and agrees to be bound by the same.

For and on behalf of the Guarantor

Director

Dated:

Exhibit 4.41

Our ref: D/P/KQGU/0078/04

Date: I March 2004

Hua Yang Printing Holdings Co., Limited

Flat B. 25/F, Block 1

Tai Ping Industrial Centre

No 57 Ting Kok Road

Tai Po, New Territories

Dear Sirs,

Banking Facilities:  Hua Yang Printing Holdings Co., Limited (“Borrower”)

We, DBS Bank (Hong Kong) Limited (“Bank”), refer to our letter dated 7 March 2003 setting out the facilities made available icy you as varied by our letter dated October 2003 the Existing Facility Letters”).

We are pleased to confirm that ail the terms under the Existing Facility Letters shall remain unchanged except the following variations until further notice:

Facilities:

4.

Domestic and Export Factoring - HKD30,000,000.

Appendix 1

c)  Credit Risk Cover

The following clause under this heading is revised as follows:

1.(d)

Service Charge

:

Domestic Factoring

Recourse Factoring – 0.4% on invoice.

Non-Recourse Domestic Factoring – 0.65% on invoice

Export Factoring (excluding US debtors)

Non-Recourse Export Factoring – 085% on invoice.

Export Factoring (for US debtors)

Non-Recourse Export Factoring – 1% on invoice

The following new facilities are added:

6.

Letter of Credit (IV) and Lease Facilities (IV) to (VIII) - HKD30,000,000.

Letter of Credit (IV) 0- HKD30,000,000.

For issuance of letter of credit covering the purchase of machinery and equipment under Lease Facilities (IV) to (VIII) mentioned below, with a maximum validity of 6 months at sight.

Letter of Credit (Cargo Receipt) (II) – HKD30,000,000.

For issuance of letter of credit calling for cargo receipt covering the purchase of machinery and equipment under Lease Facilities (IV) to (VIII) mentioned below, with a maximum validity of 6 months at sight.

Beneficiaries of letters of credit calling for cargo receipt and each of its individual limits are each subject to the Bank’s prior written approval on case by case basis (if so required by the Bank).  The Bank may from time to time carry out at the Borrower’s expense updated searches of the beneficiaries of letters of credit calling for cargo receipt. All related costs and fees may be debited to the Borrower’s account

Lease Facility (IV) – HKD209,000.

To finance 85% of purchase price of machinery and equipment.  Repayable, together with accrued interest, by 36 monthly installments on reducing balance basis. Interest on this Facility shall be charged at (0.5% per annum below prime rate quoted by the Bank from time to time. This Lease Facility (IV) will be governed by Lease Agreement duly executed by the Borrower.

Lease Facility (V) – HKD 255,000.

To finance 85% of purchase price of machinery and equipment.  Repayable together with accrued interest, by 36 monthly installments on reducing balance basis, Interest on this Facility shall be charged at 0.5% per annum below prime rate quoted by the Bank from time to time. This Lease Facility (V) will be governed by Lease Agreement duly executed by the Borrower.

Lease Facility (VI) – up to HKD 637,000.

To finance 85% of purchase price of machinery and equipment.  Repayable, together with accrued interest, by 36 monthly installments on reducing balance basis.  Interest on this Facility shall be charged at 0.5% per annum below prime rate quoted by the Bank from time to time.  This Lease Facility (VI) will be governed by Lease Agreement duly executed by the Borrower.

Lease Facility (VII) - up to HKD7,116,000.

To finance 85% of purchase price of machinery and equipment.  Repayable, together with accrued interest, by 48 monthly installments on reducing balance basis.  Interest on this Facility shall be charged at 0.5% per annum below prime rate quoted by the Bank from time to time.  This Lease Facility (VII) will be governed by Lease Agreement duly executed by the Borrower.

Lease Facility (VIII) – up to HKD18,326,000.

To finance 85% of purchase price of machinery and equipment.  Repayable, together with accrued interest, by 48 monthly installments on reducing balance basis.  Interest on this Facility shall be charged at 0.5% per annum below prime rate quoted by the Bank from time to time.  This Lease Facility (VIII) will be governed by Lease Agreement duly executed by the Borrower.

Prepayment for Lease Facilities (VI) to (VIII):

Subject to at least one-month prior notice in writing, 3% handling fee shall be charged on the amount of any partial or full prepayment made.  All prepayments shall occur on interest payment dates.

Notes

(1)

The Letter of Credit (IV) and the Letter of Credit (Cargo Receipt) (II) Facilities will be reduced by the amount of each drawdown of the Lease Facilities (IV) to (VIII).  The Letter of Credit (IV) and the Letter of Credit (Cargo Receipt) (II) Facilities will be cancelled upon drawdown of the Lease Facilities (IV) to (VIII) in full.

(2)

5% margin required for opening of letter of credit to Man Roland (China) Limited, Bobst Group Hong Kong Limited, Bobst SA and Heldelberg Hong Kong Limited.

A review fee of HKD60,000.- will be payable upon our receipt of your acceptance of this Letter.

Please sign the enclosed copy of this Letter and return it to the Bank for the attention of Mr. Lawrence Keung, within one month from the date of this Letter, after which this offer will lapse.

We enclose a set of documents which should also be completed and returned to the Bank.  If you have any queries, please contact our Mr. Lawrence Keung, whose telephone number is 3122-7749.

We are pleased to be of service to you.

Signed for and on behalf of

DBS Bank (Hong Kong) Limited

by:

Authorised Signature

Documentation Services

Enterprise Banking

LK/sl

Encl.

We agree to the terms of this Letter.

Signed for and on behalf of

Hua Yang Printing Holdings Co., Limited

For and on behalf of

Our ref:  D/P/KQGU/1056/03/A

Date:  27 October 2003

Hua Yang Printing Holdings Co., Limited

Flat B, 25/F, Block 1

Tai Ping Industrial Centre

No 57 Ting Kok Road

Tai Po, New Territories

Dear Sirs,

Banking Facilities: Hua Yang Printing Holdings Co Limited (“Borrower”)

We, DBS Bank (Hong Kong) Limited (“Bank”), refer to our letter dated - March 200’3 setting out the facilities made available to you (“the Existing Facility Letter”).

We are pleased to confirm that all the terms under the Existing Facility Letter shall remain unchanged except the following variations until further notice:

Facilities:

The following new facilities are added as follows:

5.

Letter of Credit (III) and Trust Receipt (III) and Lease Facility (III) – HKD1,214,000.

Letter of Credit (III)

For issuance of letter of credit without title documents, covering the purchase of machinery and equipment under Lease Facility (III) mentioned below, with a maximum validity of 6 months at sight or usance up to 120 days.

Beneficiaries of letters of credit and each of its individual limits are each subject to the Bank’s prior written approval on case by case basis (if so required by the Bank).

Trust Receipt (III)

Trust receipt under letter of credit is allowed up to 120 days.

Total tenor of each acceptance bills and trust receipt financing shall not exceed 120 days.

Interest

1 % per annum below prime rate quoted by the Bank from time to time.

Lease Facility (III)

To finance 85% of purchase price of the approved machinery and equipment  Repayable, together with accrued interest, by 36 monthly installments on reducing balance basis.  Interest on this Facility shall be charged at 1% per annum below prime rate quoted by the Bank from time to time.  Partial drawdown is allowed.  This Lease Facility (III) will be governed by Lease Agreement duly executed by- the Borrower.

Prepayment:

Subject to at least one-month prior notice in writing, 3% handling fee shall be charged on the amount of any partial or full prepayment made.  The amount of each partial prepayment shall not be less than HKD500,000.-. All prepayments shall occur on interest payment dates.

Note:

The Letter of Credit (III) Facility and the Trust Receipt (III) Facility will be reduced by the amount of each drawdown of the Lease Facility (III).  The Letter of Credit (III) Facility and the Trust Receipt (III) Facility will be cancelled upon the Lease Facility (III) is drawdown in full.

Please sign the enclosed copy of this Letter and return it to the Bank for the attention of Mr. Lawrence Keung, within one month from the date this Letter, after which this offer will lapse.

We enclose a set of documents which, should also be completed and returned to the Bank.  If you have any queries, please contact our Mr. Lawrence Keung, whose telephone number is 3122-7749.

This Letter supersedes

tour previous one dated 5 September 2003 with reference D/P/KQGU1056/03.

We are pleased to be of service to you.

Signed for and on behalf of

DBS Bank (Hong Kong) Limited

by:

Authorised Signature

Documentation Services

Enterprise Banking

LK/sl

Encl.

We agree to the terms of this Letter.

Signed for and or, behalf of

Hua Yang Printing Holdings Co., Limited

Our ref: D/P/KQGU/0211/03

Date: 7 March 2003

Hua Yang Printing Holdings Co., Limited

Flat B, 25/F, Block 1

Tai Ping Industrial Centre

No 57 Ting Kok Road

Tai Po, New Territories

Dear Sirs,

Banking Facilities:  Hua Yang Printing Holdings Co., Limited (“Borrower”)

We, Dao Heng Bank Limited (“Bank”), are pleased to advise you that we are prepared to make available to you the following banking facilities (the “Facilities”) upon the following terms and conditions:

(ii)

Letter of Credit (I) and Trust Receipt (I) and Account Payable Financing HKD5,000,000.¬

Letter of Credit (I)

For issuance of letter of credit with a maximum validity of 6 months at sight or 120 days.

Letter of Credit (Cargo Receipt)

For issuance of letter of credit calling for cargo receipt with a maximum validity of 6 months at sight or usance up to 120 days.

Trust Receipt (I)

Trust receipt under letter of credit is allowed up to 120 days.

Total tenor of each acceptance bills and trust receipt financing shall not exceed 120 days.

Interest

1 % per annum below Standard Bills Rate quoted by the Bank from time to time.

Account Payable Financing

Trust receipt against original or copy of supplier’s invoice duly certified as a true copy by the Borrower. Payment under this Facility shall be made directly to the relevant supplier.

The maximum financing period for each invoice shall be 120 days, less:

supplier’s credit period (if any); and

in case payment is made to the supplier after the payment due date, the period already lapsed.

Interest

1 % per annum below Standard Bills Rate quoted by the Bank from time to time.

Notes

a) Beneficiaries of letters of credit, letters of credit calling for cargo receipt and suppliers of Account Payable Financing and each of its individual limits are each subject to the Bank’s prior written approval on case by case basis (if so required by the Bank). The Bank may from time to time carry out at the Borrower’s expense updated searches of the beneficiaries of letters of credit, letters of credit calling for cargo receipt and suppliers of Account Payable Financing. All related costs and fees may be debited to the Borrower’s account.

Available of this facilities are subject to the following

proper migration of factoring facility from Standard Chartered Bank; and

confirmation of proper release of charge by East Asia Heller Limited.

(i)

Letter of Credit (II) and Trust Receipt (II) and Lease Facility (I) - HKD20,000,000..

Letter of Credit (II)

For issuance of foreign letter of credit without title documents, covering the purchase of machineries and equipments under Lease Facility (I) mentioned below, with a maximum validity of 6 months at sight or usance up to 120 days.

Beneficiaries of letters of credit and each of its individual limits are each subject to the Bank’s prior written approval on case by case basis (if so required by the Bank).

Trust Receipt (II)

Trust receipt under letter of credit is allowed lip to 120 days.

Total tenor of each acceptance bills and trust receipt financing shall not exceed 120 days.

Interest

2% per annum below Standard Bills Rate quoted by the Bank from time to time.

Lease Facility (I)

To finance 85% of purchase price of the approved machineries and equipments.  Repayable, together with accrued interest, by 60 monthly installments on reducing balance basis. Interest on this Facility shall be charged at 0.5% per annum below prime rate quoted by the Bank from time to time.  Partial drawdown is allowed.  This Lease Facility will be governed by Lease Agreement duly executed by the Borrower.

Prepayment:

Subject to at least one-month prior notice in writing, 3% handling fee shall be charged on the amount of any partial or full prepayment made. The amount of each partial prepayment shall not be less than HKD500,000.-. All prepayments shall occur on interest payment dates.

Note:

The Letter of Credit and Trust Receipt Facilities will be reduced by the amount of each drawdown of the Lease Facility. The Letter of Credit and Trust Receipt Facilities will be cancelled upon the Lease Facility is drawdown in full.

(ii)

Lease Facility (II) - HKD3,781,533.73 (outstanding as at the date of this Letter) (Agreement No. 10010536)

Repayable, together with accrued interest, by remaining 54 monthly installments on reducing balance basis.  Interest on this Facility shall be charged at 1% per annum below prime rate quoted by the Bank from time to time.  This Lease Facility is governed by Lease Agreement dated 14 August 2002 duly executed by the Borrower.

Prepayment:

All prepayment terms and conditions of this Facility remain unchanged.

(iii)

Domestic and Export Factoring - HKD30,000,000.¬

Exporting Factoring – HKD30,000,000.

Domestic Factoring – HKD13,000,000.

Notes

Terms and conditions of the Domestic and Export Factoring are stipulated in Appendix I and in the Factoring Agreement.

All proceeds from this Facility should be prioritized either for settlement of Trust Receipt outstanding or serving of Lease Payments upon their respective maturity dates.

Commission of Trade Facilities:

At the Bank’s standard prevailing commission unless otherwise agreed.

Conditions Precedent: The availability of the Facilities is conditional upon completion and delivery of the appropriate supporting board minutes and/or shareholders’ resolutions, and the following documentation, items and evidence in form and substance satisfactory to the Bank:

the Bank’s standard form General Commercial Agreement duly executed by the Borrower;

the Bank’s standard form Factoring Agreement duly executed by the Borrower;

the Bank’s standard form Guarantee and Indemnity for HKD62,000,000.- plus interest and other charges duly executed by Zindart Limited;

the Bank’s standard form all monies Deed of Subordination duly executed by Hua Yang Holdings Co., Limited and the Borrower;

evidence that the Hua Yang Holdings Co., Limited has appointed a process agent in respect of service of legal process under each document the said company is required to execute;

such other documents, items or evidence as this Bank may require.

Prime Rate: The prime rate shall mean Hong Kong Dollar prime rate quoted by the Bank from time to time unless otherwise provided herein. If the interest rate in respect of any Facilities is expressed to be a margin over the prime rate quoted by the Bank from time to time, the Bank shall be entitled, in its reasonable discretion, at any time without reference or notice to the Borrower, to substitute the rate of “HIBOR plus 0.5%” for the prime rate in calculating the interest payable under such Facilities. If the interest rate in respect of any Facilities is expressed to be a percentage less than the prime rate quoted by the Bank from time to time, the Bank shall be entitled, in its reasonable discretion, at any time without reference or notice to the Borrower, to replace such interest rate by the rate of “HIBOR plus 0.5%” as the applicable interest rate in respect of such Facilities,

Overdue Interest: Any amount under this Letter which is unpaid on due date or exceeds the permitted Overdraft Facilities limit, such overdue or excess sum will be subject to the Bank’s then prevailing overdue or over limit interest rate, and may be compounded monthly or at such other Intervals as the Bank determines. The Bank may, without prejudice to its other rights, increase the interest rate on the entire amount outstanding under this Letter if any amount becomes overdue.

Setup Fee: HKD60,000.¬

Interest Calculation: Save as otherwise provided herein, interest will accrue on a daily basis and win be calculated by reference to the number of days elapsed and a 365-day year if the loan is in HK Dollars, Pounds Sterling, Singapore Dollars or Malaysia Ringgit or a 360-day year if the loan is in any other approved foreign currency.

Payments:

(a)

All payments by the Borrower are to be made to the Bank in accordance with the Bank’s directions in the currency in which the Facility (or the part in question) is denominated or, as the case may be, in which the same was incurred or, if the Bank shall so require, in HK Dollars, in each case in Immediately available funds without set-off or counterclaim and free and clear and without any deduction or withholding for any taxes, duties or any other charges whatsoever.

(b)

Without prejudice to the clause below headed “Demand Facilities” which shall apply if the Bank makes demand of the Borrower, installment payments shall be applied first towards the interest accrued on the loan, secondly all costs and expenses incurred by the Bank (if so selected) and thirdly reduction of the loan. If costs and expenses are so selected, then the total number of installments shall be increased by such additional number as shall be sufficient to discharge the loan and interest thereon in full.

Fees and Expenses: Whether or not any monies are advanced to the Borrower pursuant to this Letter or otherwise, the Borrower shall pay on demand by the Bank all costs and expenses (including, but not limited to, debt collection agents’; legal and other professional advisers’ fees on a full indemnity basis, travel, communications, publicity and other expenses and charges) reasonably and properly incurred by the Bank in connection with the preparation, negotiation and entry into of this Letter, the General Commercial Agreement and other security documents to be given by the Borrower or other security providers (collectively “Loan Documents”) or in perfecting, preserving or protecting any rights under the Loan Documents or in exercising or enforcing or attempting to exercise or enforce any rights under the Loan Documents.

A handling fee in an amount to be determined by the Bank will be payable in respect of the annual review to be carried out by the Bank so long as the Facilities are continuing. Such fee may be debited to the Borrower’s account.

Undertakings: By signing this Letter, the Borrower shall be deemed to undertake to and in favor of the Bank the following:

(a)

The Borrower will keep and prepare its books of account and financial statements in accordance with applicable law and generally accepted accounting principles and practices in Hong Kong.

The Borrower shall deliver to the Bank:

(2)

as soon as available, and in any event within 10 months after the end of each of its financial years, copies of its audited (and, as appropriate, consolidated) accounts and the related directors’ and auditors’ reports for each financial year of the Borrower and as soon as reasonably required by the Bank, all such other information relating to its financial condition and business as the Bank may request;

as soon as available, and in any event within 30 days after the end of respective period, certified copies of quarterly financial statements and business forecast by directors with respective explanation of variance;

with reasonable promptness, details of any material litigation, arbitration or administrative proceeding current or, to its knowledge, threatened by or against it.

(a)

The Borrower will notify the Bank promptly of any change of its directors or beneficial shareholders or any amendment to its memorandum or articles of association.

(b)

The Borrower will promptly notify the Bank upon becoming aware of any factor which may inhibit, impair or delay performance by the Borrower or any security providers of their obligations under the Loan Documents.

(c)

The Borrower will ensure its total debts (excluding Lease and Factoring Facilities) not to exceed HKDS8,000,000.- throughout the year of 2003 and any amendments is subject to written agreement by the Bank;

(d)

The Borrower will concentrate all daily general cash inflow and outflow with accounts to be maintained with the Bank.

Demand Facilities:

(e)

Notwithstanding any other provision of this Letter, the Bank shall be entitled at any time in its absolute discretion to cancel the Facilities or any part thereof and/or to demand immediate repayment or payment (as the case may be) of all principal, interest, fees and other amounts outstanding under this Letter or any part thereof (“Liabilities”) and/or to require the Borrower immediately to provide full cash collateral in respect of the Liabilities (whereupon the Facilities or such part shall be so cancelled and/or the Liabilities shall be immediately so payable and/or such cash collateral shall be so provided).

Notwithstanding the clause headed “Payments” above (which shall only apply where no demand has been made) all monies received by the Bank at any time after the Bank has exercised its rights under paragraph (a) mentioned above shall be applied, subject to any prior ranking claims and the right of the Bank to place them in a suspense account pursuant to the General Commercial Agreement:

first: in or towards discharging all costs and expenses incurred by the Bank in perfecting, preserving, enforcing or attempting to so perfect, preserve or enforce its rights under the Loan Documents;

secondly:  towards discharging all unpaid Liabilities in such order and manner as the Bank may prescribe;

thirdly: subject to the rights of third parties of which the Bank has actual notice, any balance in payment to the Borrower.

Assignment:

(f)

The Borrower may not assign or transfer any or all of its rights or obligations under this Letter.

The Bank may at any time transfer all or any part of its rights or obligations under this Letter.  All references in this Letter to “Bank” include any other person with which the Bank merges or consolidates and will be read as if such entity formed by the merger or amalgamation had Letter in place of the Bank.

The Borrower agrees that the Bank may use, store, disclose, transfer (whether within or outside Hong Kong), and/or exchange such information including personal data about the Borrower, its accounts and this transaction to or with such persons as the Bank may consider necessary including without limitation any other member of the Bank’s group for any and all purposes in connection with any or all of the Facilities, the Loan Documents and the matters contemplated thereby, and/or in connection with matching for whatever purpose (whether or not with a view to taking any adverse action against the Borrower), and/or for the purpose of promoting, improving and furthering the provision of other services by the Bank and any other member of the Bank’s group to the Borrower generally, and/or any other purposes in accordance with the Bank’s general policies on handling personal data as set out in statements, circulars or notices made available by the Bank to the Borrower from time to time, and the Borrower agrees to be bound by the provisions of such statements, circulars and notices which shall form part of the Borrower’s agreement with the Bank.

Relationship with Directors/Employees:  As a licenced bank, the Bank is subject to certain limitations on advances to persons related to the directors or employees of the Bank or of other DBS Group banks.  By signing this Letter, the Borrower confirms to the Bank that it is not in any way related to any of the directors or employees of the Bank and/or its parent The Development Bank of Singapore Limited or its other subsidiaries, including DBS Kwong On Bank Limited and Overseas Trust Bank Limited.  The Borrower undertakes, upon becoming so related at any time while any loan or other indebtedness to the Bank is outstanding, immediately to advise the Bank in writing.

Miscellaneous:

(g)

Time shall be of the essence of this Letter, but no failure or delay on the part of the Bank to exercise or enforce any right or remedy will operate as a waiver thereof, nor will any single or partial or defective exercise of any right or remedy preclude any other exercise or enforcement thereof or the exercise of any other right or remedy. The rights and remedies in this Letter are cumulative, may be exercised as often as the Bank considers appropriate and are not exclusive of any rights or remedies provided by law.  Should there be a change of address to which notices must be sent, the Borrower must promptly informative Bank.  Such changes shall not be effective until duly entered in the Bank’s records.

The illegality, invalidity or unenforceability of any provision of this Letter under the law of any jurisdiction shall not affect its legality, validity or enforceability under the laws of any other jurisdiction nor the legality, validity or enforceability of any other provision.

General Commercial Agreement:  The provisions of the General Commercial Agreement, including without limitation, provisions relating to interest periods, shall also apply to this Letter. If there is any conflict between them, this Letter shall prevail.

Law:  This Letter and the Facilities shall be governed by the laws of the Hong Kong Special Administrative Region and the parties hereto hereby submit to the non-exclusive jurisdiction of the Hong Kong Courts.

Please signify your understanding and acceptance of this offer by signing and returning to us the duplicate copy of this Letter for the attention of Mr. Lawrence Keung, within one month from the date of this Letter, after which this offer will lapse.

We enclose a set of documents which should be completed and returned to us. if you have any queries, please contact our Mr. Lawrence Keung, whose telephone number is 3122-7749.

We are pleased to be of service to you.

Signed for and on behalf of

Dao Heng Bank Limited by:

Authorised Signature Credit Support & Services Enterprise Banking

Authorised Signature Sales & Distribution Enterprise Banking

FL/TW/kl Encl.

We agree to the terms of this Letter.

Signed for and on behalf of

Hua Yang Printing Holdings Co., Limited

Appendix 1

Terms and Conditions of Disclosed Factoring Facilities comprising:

a)

Advance Payment

Prepayment is available to the Borrower on debts qualifying for withdrawals before the payment dates at the entire discretion of the Bank.

b)

Collection & Receivables Management

The Bank’s receivable management services include management of the Borrower’s sales ledger, the issue of monthly statements to its debtors and collection of the receivables from its debtors.

c)

Credit Risk Cover

Credit risk cover on approved debtors under Non-Recourse Factoring Facility will be taken out by the Bank with a correspondent factor or a credit insurer in the Bank’s name subject to the terms of credit risk cover stipulated by the correspondent factor or the credit insurer.

2.

(a)

Client Advance Limit

:

HKS30,000,000.¬

(b)

Prepayment Percentage

:

80%

(c)

Maximum Financing Period

:

Up to 150 days from date of invoice.

(d)

Service Charge

:

Domestic Factoring

Recourse Factoring - 0.4 % on invoice.  Non-Recourse Domestic Factoring - 0.65% on invoice.

Export Factoring

Non-Recourse Export Factoring - 0.85% on invoice.

(e)

Discounting Charge

:

@the Bank’s standard bills rate.

(f)

Interest Rate

:

2% per month on demand for amount due and unpaid.

(i)

Advance limit on the Borrower’s debtor is granted upon satisfactory evaluation of its debtor. The Bank reserves the right to review and vary the limit or not to make any advance payments at all at its absolute discretion.

(ii)

All debtors shall be notified in a written notice as prescribed by the Bank.

(iii)

All advances made to the Borrower shall be effected upon its prepayment instruction by fax to its account with the Bank. The Bank shall not be held responsible for any delay, loss or damage in complying with the fax instruction or through delay, illegibility or non receipt of the fax instruction.

(iv)

A survey of the Borrower’s receivables shall be conducted prior to the activation of the accounts and the terms and conditions as stipulated herein may be revised based on the survey findings. The Bank may also carry out subsequent periodic surveys. The Bank reserves the right to withdraw the offer if any of the survey findings are unsatisfactory to the Bank.

(v)

All the provisions of the Bank’s standard Factoring Agreement, a copy of which is attached herewith, varied only as set out above, shall also apply.  The Bank reserves the right, upon giving written notice to the Borrower, to vary any terms and conditions in this letter or the Factoring Agreement, with effect from the date specified in that notice.

6

7