Form 20-F
period 2006-12-31
GRAND TOYS INTERNATIONAL LTD
filed 2007-10-15
CIK 1285066

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ______________

For the transition period from ______________ to _______________

Commission File Number: 333-114220

GRAND TOYS INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

HONG KONG
(Jurisdiction of incorporation or organization)

Suite 1501, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon,
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report _______________________

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes  ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule l2b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☒ Yes  ☐ No

Table of Contents
to Annual Report on Form 20-F
Fiscal year ended December 31, 2006

Page
	Introduction and Use of Certain Terms	4
	Forward-Looking Statements	5

Part I

Item 1	Identity of Directors, Senior Management and Advisers	Not applicable
Item 2	Offer Statistics and Expected Timetable	Not applicable
Item 3	Key Information	6 - 22
Selected Financial Data
Capitalization and Indebtedness
Reasons for the Offer and Use of Proceeds
Risk Factors
Item 4	Information on the Company	22 - 36
History and Development of the Company
Business Overview
Our Organization Structure
Property, Plant and Equipment
Item 4A	Unresolved Staff Comments	Not applicable
Item 5	Operating and Financial Review and Prospects	37 - 55
Results of Operations
Liquidity and Capital Resources
Research and Development
Trend Information
Off-Balance Sheet Arrangements
Contractual obligations
Effects of Inflation
Recently Issued Accounting Standards
Item 6	Directors, Senior Management and Employees	56 - 63
Directors and Senior Management
Compensation
Board Practices and Procedures
Employees
Share Ownership
Item 7	Major Shareholders and Related Party Transactions	63 - 69
Major Shareholders
Related Party Transactions
Item 8	Financial Information	69 - 70
Consolidated Statements and Other Financial Information
Legal Proceedings
Dividend Policy
Significant Changes
Item 9	The Offer and Listing	70 - 72
Offer and Listing Details
Plan of Distribution
Markets
Selling Shareholders
Dilution
Expenses of the Issue
Item 10	Additional Information	72 - 82
Share Capital
Memorandum and Articles of Association
Material Contracts
Exchange Controls
Taxation
Dividends and Paying Agents
Statements by Experts
Documents on Display
Subsidiary Information
Item 11	Quantitative and Qualitative Disclosures About Market Risk	82
Item 12	Description of Securities Other than Equity Securities	Not applicable

Part II

Item 13	Defaults, Dividends Arrearages and Delinquencies	83
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable
Item 15	Controls and Procedures	83 - 84
Item 16A	Audit Committee Financial Expert	84
Item 16B	Code of Ethics	84
Item 16C	Principal Accountant Fees and Services	84
	Audit Committee Pre-Approval Policy
Item 16D	Exemptions from the Listing Standards for Audit Committees	Not applicable
Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable

Part III

Item 17	Financial Statements	Not applicable
Item 18	Financial Statements	85, F1-F58
Item 19	Exhibits List and Exhibits	86 - 88

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, throughout this report:

•	all references to the “Company”, “we’, “our” and “Grand” refer to Grand Toys International Limited and its subsidiaries;

•	Grand Toys International, Inc., a wholly-owned subsidiary of the Company is referred to as Grand US and, where the context requires, includes its subsidiaries;

•	Playwell International Limited, a wholly-owned subsidiary of the Company, is referred to as Playwell and, where the context requires, includes its subsidiaries;

•	Hua Yang Holdings Co., Limited, a wholly-owned subsidiary of the Company, is referred to as Hua Yang and, where the context requires, includes its subsidiaries and a variable-interest entity;

•	Kord Holdings, Inc., a wholly-owned subsidiary of the Company, is referred to as Kord and, where the context requires, includes its subsidiaries and variable-interest entities;

•	International Playthings, Inc., a wholly-owned subsidiary of Grand US, is referred to as International Playthings or IPI;

•
Centralink Investments Limited, the owner of approximately 76.14% of the Company’s American Depositary Shares, or ADSs, and 2,000,000 Series A Preference Shares, as of August 31, 2007 is referred to as Centralink;

•	Cornerstone Beststep International Limited, the owner of 10,840,598 Series B Preference Shares, is referred to as Cornerstone Beststep;

•
Cornerstone Overseas Investments, Limited, a company owned and controlled by the Company’s major beneficial shareholder, Jeff Hsieh Cheng, and the former holding company of Centralink and Cornerstone Beststep, is referred to as Cornerstone Overseas;

•	Hong Kong Toy Centre Limited, a subsidiary of Playwell, is referred to as HKTC;

•	ADSs refer to the Company’s American depositary shares representing beneficial ownership of the Company’s ordinary shares and evidenced by American depositary receipts, or ADRs;

•	Hong Kong refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	China and the PRC refers to the People’s Republic of China, except, for the purposes of this annual report, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;

•	U.K. refers to United Kingdom;

•	References to “U.S. dollars”, “U.S. $” and “$” are to the lawful currency of the United States of America;

•	References to H.K. dollars and HK$ are to the lawful currency of Hong Kong;

•	Series A Preference Shares refer to the Company’s Series A Convertible Preference Shares;

•	Series B Preference Shares refer to the Company’s Series B Convertible Preference Shares; and

•	Preference Shares refer to the Company’s Series A Preference Shares and Series B Preference Shares.

FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this report on Form 20-F contain some forward-looking statements. Forward-looking statements give our current beliefs or expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these statements include, among other things, statements relating to:

•	our business strategy;

•	the development of our products; and

•	our liquidity.

Such statements are not promises or guarantees and are subject to a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include our ability to successfully develop and commercialize additional products, the introduction of competing products, the impact of competition from customers that sell their own brand products under private-label brands, our inability to successfully identify, consummate and integrate acquisitions, our potential exposure to product liability claims, the fact that we have operations outside the United States that may be materially and adversely affected by acts of terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in this report and in our other filings made with the SEC.

We undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise, except as required by law. You are advised, however, to consult any additional disclosures we make in our 6-K reports periodically filed with the SEC. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” beginning on page 10 of this report. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. This discussion is permitted by the Private Securities Litigation Reform Act of 1995.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following selected financial data of the Company for each of the years in the three-year period ended December 31, 2006 and at December 31, 2004, 2005 and 2006 are derived from the Company’s audited annual consolidated financial statements for those years, which have been prepared in accordance with US GAAP and should be read in conjunction with those statements, which are included in this annual report beginning on page F-3.

The Company acquired the shares of Hua Yang and Kord on December 23, 2005 from a related company, Cornerstone Beststep, which was under the control of the Company’s majority beneficial shareholder, Jeff Hsieh Cheng. As a result of these acquisitions involving companies under common control, the Company’s financial statements for the year ended December 31, 2004 were restated by including the results of Hua Yang and Kord as if they had been part of the Company since the original date that they were acquired by Cornerstone Overseas, Cornerstone Beststep’s former parent company. The Company’s financial statements for the fiscal year ended December 31, 2004 and 2005 have also been restated to account for the discontinuance of the operations of Gatelink, Asian World, Grand Toys Limited, Grand Toys International, Inc. and the Crayola business conducted by Grand Toys (HK) Ltd.

The following data for the years ended December 31, 2002 and 2003 and as of December 31, 2002 and 2003 has also been derived from our audited consolidated financial statements for those years, which were prepared in accordance with US GAAP and are not included in this annual report. The data relating to years 2002 and 2003 have been restated to take into account the discontinuance of the operations of Gatelink and Asian World in 2006.

For the Twelve Months Ended December 31:

(The amounts in the table below are expressed in thousands, except per ordinary share and per ADS data)

Statement of Operations Data	2006	2005	2004	2003	2002
		(as restated)	(as restated)	(as restated)	(as restated)
Net sales	$128,760	$116,963	$68,663	$38,085	$34,854
Gross profit	27,067	27,798	13,147	5,151	6,695
(Loss) earnings from continuing operations	(11,288)	(893)	163	2,550	2,367
(Loss) earnings from discontinued operations	(8,385)	(16,075)	(222)	1,711	22,498
Dividends	(2,782)	(14,358)	-	-	-
Net (loss) earnings applicable to ADS holders	$(22,455)	$(31,326)	$(59)	$4,261	$24,865
(Loss) earnings per share:
Continuing operations
Basic	(0.83)	(0.95)	0.01	0.26	0.24
Diluted	(0.83)	(0.95)	0.01	N/A	N/A
Discontinued operations
Basic	(0.50)	(1.00)	(0.02)	0.17	2.25
Diluted	(0.50)	(1.00)	(0.02)	N/A	N/A
Net (loss) earnings
Basic	(1.33)	(1.94)	-	0.43	2.49
Diluted	(1.33)	(1.94)	-	N/A	N/A
Weighted average number of common equivalent shares
Basic	16,868	16,138	12,093	10,000	10,000
Diluted	48,820	18,191	12,807	10,000	10,000

As at December 31:

Balance Sheet Data	2006	2005	2004	2003	2002

Working capital	$(9,252)	$5,196	$9,011	$3,755	$(2,111)
Long term debt	-	5,111	789	-	-
Number of shares:
Ordinary shares	17,494	16,310	15,587	10,000	10,000
Preference shares	12,841	12,841	-	-	-
Net assets	29,110	48,662	58,430	5,858	4,236
Total assets	$102,678	$118,629	$106,148	$11,788	$34,460

N/A means not applicable.

Exchange Rate Information:

On September 30, 2007, the exchange rate of HK$ per US$ was $ 7.7760 as published by www.oanda.com.

The following table sets out the average exchange rate for HK dollars expressed as per one U.S. dollar for each year indicated calculated by using the average of the exchange rates on the last day of each month for each of the years indicated.

Year Ended December 31, (HK$ per US$1.00)	Average HK$ Exchange Rate

2002	7.7997
2003	7.7875
2004	7.7905
2005	7.7533
2006	7.7689

The following table sets forth the high and low exchange rates for H.K. dollars expressed as per one U.S. dollars and average calculated by using the average of the exchange rates throughout each month for each of the months indicated.

Month ended,			Average
2007	High	Low	Exchange Rate

January	7.8127	7.7755	7.7993
February	7.8158	7.8029	7.8117
March	7.9102	7.8081	7.8148
April	7.8222	7.8096	7.8163
May	7.8263	7.8005	7.8206
June	7.8206	7.8034	7.8145
July	7.8254	7.8109	7.8201
August	7.8301	7.7952	7.8175
September	7.8007	7.7556	7.7855

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Company’s business faces significant risks. Investors should carefully consider all of the information set forth in this Form 20-F and in the Company’s other filings with the SEC, including the following risk factors which the Company faces and which are faced by the toy, toy-related and packaging industries. The Company’s business, financial condition or results of operations could be materially and adversely affected by any of these risks. This Form 20-F also contains forward-looking statements that involve risks and uncertainties. The Company’s results could materially differ from those anticipated in these forward-looking statements as a result of many factors including those risks described below and elsewhere in this Form 20-F.

The Company is controlled by a single shareholder, who may take actions that are not in the Company’s other shareholders’ best interests.

Mr. Jeff Hsieh Cheng, the Company’s chief executive officer and a director, through entities owned by him beneficially owns approximately 86.59% of the Company’s outstanding ADSs on a fully diluted basis assuming conversion of all the Company’s outstanding Preference Shares, all of which are beneficially owned by Mr. Hsieh through Centralink and Cornerstone Beststep, and the exercise of all of the Company’s outstanding options and warrants. Accordingly, Mr. Hsieh has the ability to control the Company and its affairs, including the outcome of all matters requiring shareholder approval such as the election and removal of the Company’s entire board of directors, and any merger, consolidation or sale of all or substantially all of the Company’s assets. This concentrated control gives Mr. Hsieh the right to decide whether the Company should proceed with any action, even if those actions might not be beneficial to all shareholders. It also could discourage others from initiating any potential merger, takeover or other change of control transaction. As a result, the Company’s other shareholders could be disadvantaged by the actions that Mr. Hsieh chooses to pursue.

The majority beneficial shareholder of the Company, Mr. Jeff Hsieh, may be able to compel the other shareholders or ADS holders of the Company to sell their ordinary shares, or the ordinary shares in which their ADSs represent beneficial ownership, to him or one of his affiliates if he is able to acquire ownership of 90% of the Company’s ordinary shares

Under certain circumstances, Hong Kong law will permit Mr. Hsieh, through one or more of his holding companies, to make a general offer to acquire all outstanding ordinary shares not already beneficially owned by him. If Mr. Hsieh or such company acquires not less than 90% of the ordinary shares in respect of which the offer is made, he or it may compel the owners of the remaining ordinary shares or the ADSs representing beneficial ownership of the remaining ordinary shares to transfer such shares to Mr. Hsieh or it.  In such circumstances, Mr. Hsieh could effectively force ADS holders of the Company to sell their ADSs to him. Assuming the outstanding options and warrants of the Company that have exercise prices above the current market price are not exercised, Mr. Hsieh would have approximately 90% of the outstanding ADSs if he converts all of the Preference Shares owned by him.  Should Mr. Hsieh initiate or support such an effort in the future, minority ADS holders may be compelled to sell their ADSs in the circumstances described above. For further information, please refer to “Item 10. B. Memorandum and articles of association”.

The Company may not be able to obtain sufficient funding for its working capital needs

The Company requires working capital for its operations.  From time to time, the Company’s plans may change due to changing circumstances, the development of our business, new business or investment opportunities or unforeseen contingencies.  All of the Company’s loan facilities are uncommitted and the lenders have the right to withhold credit in their discretion.  If our plans do change, we may need to obtain additional external financing to meet our capital expenditure plans, which may include commercial bank borrowings or the sale of equity or debt securities. If we decide to raise additional funds through the incurrence of debt, our interest and debt repayment obligations will increase, and we may be subject to additional covenants, which could limit our ability to access cash flow from our operations. Our ability to raise adequate financing to fund future capital requirements on acceptable terms, on time or at all is not assured. Furthermore, the Company's ability to raise additional financing may be materially and adversely affected by its continuing losses from operations since 2004, and the receipt of an audit opinion from the Company's independent auditors, which is included in the Company's financial statements for the year ended December 31, 2006 contained in this Annual Report on Form 20-F, that contains an expression of doubt regarding the Company's ability to continue as a going concern.  Any failure to obtain sufficient financing could result in the delay or abandonment of our development and expansion plans and have a material adverse effect on our business and financial results.

Additionally, the Company is currently in breach of certain of the restrictive covenants relating to its banking facility with Hang Seng Bank due to the Company's failure to maintain certain net asset levels set forth in the relevant loan agreement.  While Hang Seng Bank has not yet exercised its rights to accelerate repayment of all amounts outstanding, the bank may choose to do so at any time so long as the Company continues to be non-compliant with the terms of the banking facility.  In such case, the Company's business and financial condition may be materially and adversely affected.

The Company’s credit facilities are dependent in part on guarantees extended by Mr. Hsieh

The Company’s credit facilities are guaranteed by Mr. Hsieh. A change in Mr. Hsieh’s financial condition or his refusal to extend further guarantees could result in the Company’s lenders’ refusal to extend credit to the Company’s Asian subsidiaries or demanding immediate repayment of outstanding credit balances. Any change in the Company’s ability to borrow could result in the Company being forced to curtail or delay its business activities, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company is undergoing a restructuring to eliminate unprofitable operating divisions and focus on profitable divisions which, in the immediate future, will result in significant restructuring costs and impact the Company’s cash flow, profitability and earnings per ADS.

After the acquisition of Hua Yang and Kord in December 2005, the Company considered restructuring the operating divisions to focus on the profitable divisions. Subsequently, in June 2006, the Company terminated the operations of Playwell’s Gatelink subsidiary. Playwell’s Gatelink subsidiary manufactured moulds for products developed by Playwell and for third parties on an OEM basis. Historically, a significant portion of Gatelink’s operations involved making moulds for Marvel product lines licensed by Toy Biz Worldwide Ltd. (renamed as Worldwide Toys Limited), a company controlled by Mr. Hsieh. Toy Biz no longer has the rights to develop and distribute the Marvel line of products, which eliminated Gatelink’s primary source of revenue. In order to develop new business required to operate Gatelink profitably, the Company would have had to invest significant capital in new tooling equipment for Gatelink without any guarantee of success. Management concluded that such an investment is not in the best interests of the Company as future profitability was uncertain and even if profits were generated from future operations, they might not be sufficient to offset the investment costs. The termination of Gatelink’s operations resulted in minimal charges for fiscal 2006.

In July 2006, the Company decided not to renew an existing license agreement with Binney & Smith for the Crayola dough product line beyond December 2006. The product line had been unprofitable, and the Company could not foresee this changing in the near future. The Crayola dough line was a key element of the Company’s plan to enter the US mass market for toys. The Company also discontinued certain other product lines targeted towards the US mass market. As a result, the Company de-emphasized all its efforts to enter the US mass market for toys. The termination of the Binney & Smith license as well as the other product lines has resulted in charges of approximately $10.5 million as a result of the write-off of goodwill and approximately $2.0 million as a result of early amortization of intangibles relating to the Binney & Smith license in 2005 and approximately $71,000 of additional charges in 2006.

In October 2006, the Company decided to discontinue the distribution of toy and toy-related products to the mass market in Canada and cease the operations of its Canadian subsidiary, Grand Toys Ltd. (“Grand Canada”), which conducted the Company’s Canadian mass market sales efforts. For the year ended December 31, 2005, Grand Canada’s sales were approximately $7.7 million and the operations resulted in a loss of $334,000. Management determined that future profitability of its Canadian mass market operations was uncertain. In 2006, the Company recorded approximately $1.2 million of costs to close this operation, consisting primarily of employee severance costs.
.
Also in December 2006, the Company decided to terminate the operations of Playwell’s Asian World Enterprises Co., Ltd. (“Asian World”) subsidiary. Asian World had licenses to develop toy and toy-related products, most of which had been further sublicensed to, and manufactured and sold by, Playwell’s Hong Kong Toy Centre Limited (“HKTC”) subsidiary. The costs to close the operations of Asian World were minimal; Grand recorded charges of approximately $2.9 million in fiscal 2006 for minimum guarantee payments on certain license agreements held by Asian World that would not have been renewed on expiry and were due in 2006 and thereafter.

Although management expects that the termination of these operations should enhance the Company’s profitability in the long run, there can be no assurance that the Company will be able to successfully complete the restructuring and enhance the long-term profitability of its remaining operations.

The market price of the Company’s ADSs is below $1.00 per ADS and, as a result, the Company may be subject to future delisting from the Nasdaq Capital Market

The Company's ADSs are listed on the Nasdaq Capital Market.   Nasdaq marketplace rules for continued listing require the Company to maintain a minimum bid price of not less than $1.00 per ADS.  The Company failed to maintain the required minimum bid price for a period of 30 consecutive trading days prior to May 30, 2007 and received a Nasdaq Staff Deficiency Letter on May 30, 2007.  The Company has been provided a period of 180 calendar days until November 26, 2007 to regain compliance by maintaining a minimum bid price above $1.00 per ADS for ten consecutive trading days.  On September 18, 2007, the Company announced that it would be changing the ratio of ordinary shares per ADS from one ordinary share per ADS to five ordinary shares per ADS, effective as of October 1, 2007.   If the Company does not maintain the minimum bid price for ten consecutive trading days, but it meets compliance with the initial Nasdaq listing criteria, except for the bid price requirement, the Company will be granted an additional 180 calendar day period during which to gain compliance.  If the Company is not granted the additional compliance period, the Company's securities will be delisted from the Nasdaq Capital Market.  At or before that time, the Company may appeal to a Listing Qualifications Panel and provide a plan to regain compliance.  Companies which undergo an ADS ratio change have, in the past, suffered further erosion in its market price even though an ADS ratio change does not change the financial position of the Company.  Accordingly, the delisting of the Company's ADSs or the change in Company's ADS ratio may have a material adverse impact on the value and liquidity of the Company's ADSs.

The Company’s relationships and transactions with entities affiliated with Mr. Hsieh create various perceived, potential or actual conflicts of interest that could materially and adversely affect the Company’s business or the market price or liquidity of the Company’s ADSs

The Company not only engages in business in the ordinary course with companies that are affiliated with Mr. Hsieh but, as in the case of the acquisitions of Kord and Hua Yang, the Company has engaged in material transactions with businesses owned by Mr. Hsieh. As a result, situations have in the past and may in the future arise where Mr. Hsieh would have the right to vote on transactions with affiliated companies that could benefit Mr. Hsieh and negatively impact the Company, or vice versa. Although the board of directors of the Company works to ensure that all transactions between the Company and entities controlled by Mr. Hsieh are done on an arms-length basis to ensure that they are fair to and in the best interests of the shareholders of the Company, any perceived or actual conflict of interest in the Company’s management and/or the companies affiliated with Mr. Hsieh may discourage investors from investing in the Company’s ADSs, which may negatively impact the stock price or liquidity of the Company’s ADSs.

Centralink and Cornerstone Beststep own all of the Company’s Preference Shares which could further restrict the Company’s ability to secure additional funding

In May 2005, the Company issued to Centralink 2,000,000 Series A Preference Shares and in December 2005, the Company issued to Cornerstone Beststep 10,840,598 Series B Preference Shares. The terms of the Preference Shares contain provisions protective to Centralink and Cornerstone Beststep, including liquidation preferences and, in the case of the Series A Preference Shares, preemptive rights to acquire shares of the Company if the Company determines to issue additional shares. The existence of the Preference Shares could affect the market price of the Company’s ADSs, may discourage potential investors from investing in the Company or otherwise make it more difficult for the Company to issue additional equity or debt securities on acceptable terms, or at all.

The Company’s acquisition strategy has resulted in the Company incurring significant acquisition costs and increased overhead costs that have had and will continue to have an impact on the Company’s operating results

The Company began a strategy of growth through acquisition in August 2004 when it completed the reorganization merger between Playwell and Grand Toys International, Inc. Since the Company began its acquisition strategy, it has incurred direct transactional acquisition costs of approximately $7,747,000, including the costs associated with the reorganization merger and Playwell acquisition in 2004. The Company’s ADS holders have incurred dilution as a result of the issuance of the Preference Shares that were issued in connection with the Company’s acquisitions of IPI, Kord and Hua Yang, and will continue to incur further dilution as dividends on the Preference Shares are paid in additional ordinary shares or ADSs. The Company’s acquisition strategy has also required the Company to maintain certain levels of overhead required to follow its acquisition strategy and to maintain the operations of the Company. For the years ended December 31, 2004, 2005 and 2006 and the eight months ended August 31, 2007, these transaction expenditures, some of which have not been capitalized, and related overhead have negatively impacted the Company’s results and will continue to do so in the near future. If the long-term benefits of these acquisitions do not exceed the short-term costs associated with the acquisitions and the associated overhead, the Company’s financial results, including earnings per share, could continue to be negatively impacted.

The Company faces risks associated with potential acquisitions, investments or other ventures

The Company has pursued an acquisition strategy to expand its business and product offerings. Beginning with the Company’s acquisition of Playwell following the Company’s reorganization merger in August 2004, the Company has made four acquisitions in the past two years, including the Company’s acquisitions of Hua Yang and Kord in December 2005.

The Company believes that it may become increasingly important for it to acquire or make investments in complementary businesses, facilities, technologies or products if appropriate commercial opportunities arise. The Company may not be able to identify suitable acquisition candidates or investment opportunities, which may place the Company at a disadvantage if our competitors are able to grow their market share through acquisitions.

If the Company does identify suitable candidates or opportunities, the Company may not be able to complete those transactions on commercially acceptable terms or at all. Furthermore, future acquisitions involve known and unknown risks that could adversely affect our future revenues and operating results. For example:

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

The realization of any such risks could disrupt the Company’s ongoing businesses, distract management and employees and cause material increases in the Group’s expenses.

The Company’s business is subject to seasonality effects

The business of the Company is seasonal and a majority of its sales take place in the third and fourth quarters of its fiscal year. Therefore, the Company’s annual operating results will depend, in large part, on sales during the relatively brief holiday season from September through December. Further, the impact of seasonality is increasing as large retailers become more efficient in their control of inventory levels through quick response management techniques. Rather than maintaining large on-hand inventories throughout the year to meet consumer demand, these customers are timing reorders so that they are being filled by suppliers closer to the time of purchase by retail customers, which to a large extent occur during September through December. While these techniques reduce a retailer's investment in inventory, they increase pressure on suppliers like the Company to fill orders promptly, thereby shifting a significant portion of inventory risk and carrying costs to the supplier. The limited inventory carried by retailers may also reduce or delay retail sales. Additionally, the logistics of supplying more and more products within shorter time periods increases the risk that the Company may fail to achieve tight and compressed shipping schedules. This seasonal pattern requires significant use of working capital mainly to manufacture inventory during the portion of the year preceding the holiday season, and requires accurate forecasting of demand for products during the holiday season. The Company’s failure to accurately predict and respond to consumer demand could result in its under-producing popular items and overproducing less popular items, which could have a material adverse effect on the Company’s business and results of operations.

The Company’s operating results may be highly volatile which could have a material adverse impact on the Company’s results of operations

The toy and toy related industries in which the Company operates is known for a high level of volatility as a result of changing consumer tastes, competition and over-saturation of popular products. The Company has experienced significant volatility in its results in the past. While the Company has diversified into specialty toy distribution, packaging and party good categories to reduce volatility, there can be no guarantee that this history of volatility will not continue.

The recurring losses from the Company's operations and working capital deficiency raise substantial doubt about the Company's ability to continue as a going concern.

The Company has incurred recurring losses since 2004.  The Company's net loss from continuing operations (as restated) for the years ended December 31, 2006 and 2005 amounted to $11.3 million and $0.9 million, respectively.   The Company's cumulative losses as of December 31, 2006 and 2005 were $48.0 million and $25.5 million, respectively. Further, the Company's working capital deficiency amounted to $9.3 million as of December 31, 2006.

The Company's auditors believe that the foregoing conditions raise substantial doubt as to the Company's ability to continue as a going concern.  The Company's continued operation as a going concern is dependent on its ability to generate sufficient cash flows from operations and/or seek other sources of financing; however, there are no assurances that positive operating results can be achieved or that any additional financing or refinancing can be obtained on favorable terms, or at all. The Company is implementing plans to mitigate the going concern risk that include focusing on improving our profitable business divisions, namely IPI, Hua Yang and Kord, promoting better operating efficiencies, and reducing corporate overhead. In addition, the Company has available to it the continuing financial support of Mr. Jeff Hsieh, the Company's majority beneficial shareholder, and has continuing banking facilities with a number of banks to provide for additional liquidity for working capital purposes.  The company has breached certain covenants contained in its banking facility with Hang Seng Bank.  However, such facilities are fully secured and the bank is aware of the breach.  The bank has not yet taken any action with respect to such breach.  However, the company cannot make any assurances that the bank will not avail of its rights under the terms of the banking facility, including acceleration of repayment of outstanding amounts.

The Company is dependent upon key personnel whose loss may adversely impact the Company's business

The Company relies on the expertise, experience and continued services of its senior management employees, including Jeff Hsieh, who is the Chief Executive Officer and a director of the Company, Kevin Murphy who is the Chief Operating Officer of the Company and the General Manager of Hua Yang, Li San Tung, who is General Manager of Kord, and Michael Varda, who is the Chief Executive Officer of International Playthings, Inc. Each of these individuals has acquired specialized knowledge and skills with respect to the Company and its operations and most decisions concerning the business of the Company or its subsidiaries will be made or significantly influenced by them.

Growth in the Company's business is dependent, to a large degree, on the Company’s ability to retain and attract such employees. The Company seeks to compensate and motivate its key executives, as well as other employees, through competitive salaries and stock option and bonus plans, but there can be no assurance that these programs will allow it to retain key employees or hire new key employees. As a result, if any of these individuals were to leave, the Company could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience.

The Company cannot assure you that it will be able to attract or retain such personnel or that any personnel that we have in the future will successfully integrate into the Company or ultimately contribute positively to the business. The Company is not the beneficiary of any "key man" insurance on the life of any of these persons. The loss of some of these senior management employees without a suitable replacement, or an inability to attract or retain other key individuals, could materially and adversely affect the Company’s operations.

Certain members of the Company’s management team do not perform duties exclusively for the Company and, as a result, their attention may be diverted from the Company’s business

Although certain members of the Company’s management team are engaged by the Company under written employment or consulting agreements, the terms of these employment or consulting agreements may permit them to perform services for the Company on a non-exclusive basis. Mr. Hsieh does not have a written agreement with the Company and devotes a significant portion of his time to Cornerstone Overseas, its subsidiaries and other companies. In the future, the Company may make similar non-exclusive arrangements with other senior management employees. These other business activities could divert their attention from or otherwise interfere with their future availability to, and efforts on behalf of, the Company.

The Company depends on third party intellectual property rights

The Company has entered into various licenses and royalty agreements in which it pays fees in exchange for rights to the use of product inventions or trademarked names, shapes and likenesses for use in development of its toy and packaging product lines. The Company seeks additional licenses and distribution agreements on an ongoing basis. These agreements generally include minimum fee guarantees based on a reasonable expectation of the product sales to be generated throughout the life of the agreement. As is customary in the toy business, some of these projected expectations have not materialized and the Company pays unearned fees as a result. In addition, when the business generated from third party licenses does not meet expectations, the Company has to write-off all or part of the value of the licenses resulting in a charge against its net income. Unrecouped license fees or minimum guarantees have recently become a more significant problem as the Company wrote-off over $4.2 million in 2006 from various licenses held by its Playwell and Grand US divisions.

License and royalty agreements are also mostly for fixed terms and often contain performance-related covenants. There is no assurance that the Company will be able to maintain or extend the rights of its existing licenses. The failure to renew these license agreements or any difficulty in entering into other license agreements with other companies will have a material adverse effect on the Company’s business and results of operations.

Because the life cycle for toy products is usually very short and consumer preferences are unpredictable, the Company’s business may be adversely affected by its inability to develop or secure the right to distribute new products

The Company’s business and operating results will depend largely upon the appeal of the products it manufactures and sells. Consumer preferences in the toy and toy-related industries are highly subjective and can change quickly, and there can be no assurance that consumers will continue to find existing or new products of the Company appealing. As a result of changing consumer preferences, many products are successfully marketed for only one or two years. The Company’s continued success will depend on the ability of the Company to redesign, restyle and extend its existing toy and fashion accessory products and to develop, acquire the right to, introduce and gain customer acceptance of new products. If market acceptance of new or existing products does not meet expectations, the Company may overproduce quantities of certain products and subsequently may be required to sell inventory of such products at discounts which may be substantial or provide inventory provisions to mark the value of excess inventory quantities down to their estimated market value.

A decline in the popularity of its existing products and product lines or the failure of new products and product lines to achieve and sustain market acceptance could result in reduced overall revenues and margins, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Introduction of new products by third parties whose products the Company distributes and manufactures, and market acceptance of these products, will have a significant impact on the success of the Company’s business

A significant portion of the Company’s business involves the distribution of toy, toy-related products and packaging for products developed by third parties and the contract manufacture of other companies’ products. The Company’s long-term operating results therefore depend, in part, on the ability of third parties to continue to conceive, design and market new products and upon continuing market acceptance of these third parties’ existing and future products. In the ordinary course of their businesses, these third parties continuously develop new products and create additions to their existing product lines. Significant delays in the introduction of, or their failure to introduce or market, new products or additions to their respective product lines could materially impair the Company’s results of operations.

Some of the Company’s products have limited life cycles and may be discontinued by a third party at any time. Accordingly, there can be no assurance that existing or future products of our customers will continue to receive substantial market acceptance.

The Company may fail to make new product introductions in a timely fashion, which could negatively impact its operating results

The Company designs and develops its own proprietary products as well as products for third parties. Once a new product is conceived, the principal steps to introduce the product include design, sourcing and testing of components, tooling, and purchase and design of graphics and packaging. At any stage in the process, there may be difficulties or delays in completing the necessary steps to meet the contemplated product introduction schedule. It is, for example, common in new product introductions or product revisions to encounter technical and other difficulties affecting manufacturing efficiency and, at times, the ability to manufacture at all, that will typically be corrected or improved over a period of time with continued manufacturing experience and engineering efforts. If one or more aspects necessary for introduction of products are not met in a timely fashion, or if technical difficulties take longer than anticipated to overcome, the anticipated product introductions will be delayed, or in some cases may be terminated. Therefore, no assurances can be given that products will be introduced in a timely fashion. Significant delays in the introduction of, or the failure to introduce, new products or improved products would have a material adverse effect on the Company's operating results.

Due to the highly competitive nature of the industries in which the Company operates, the Company may have difficulty retaining or increasing market share

IPI operates primarily in the specialty retail distribution market by distributing both proprietary toys and licensed toys in the North American market, focusing on toys for infants to teenagers. There is no assurance that IPI can continue to maintain the same level of sales and shelf space for the specialty retail market, as the barriers for other distributors to enter the specialty retail toy market are relatively low.

Hua Yang faces significant competition in its business segments. In "pop up" books, Hua Yang competes with contract manufacturers located in Southeast Asia and South America. In novelty and board games as well as specialty packaging, Hua Yang competes with contract manufacturers located in Hong Kong and other parts of the PRC. In addition, Hua Yang competes with customers that have the capability to manufacture their products internally.

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

The Company also competes with others for licenses for third party intellectual property rights. Some of our competitors may have significantly greater resources available to us. If we are unable to compete effectively, including in terms of obtaining third party licenses, pricing, providing quality products and attracting and retaining personnel, our market share may decline, which could have a material adverse effect on our financial condition and results of operations.

The operation of Hua Yang’s production facility in the PRC is dependent on third parties not under our control

Hua Yang’s principal manufacturing facility in Shenzhen, the PRC is owned and operated by a co-operative joint venture in which Hua Yang has a majority interest. The other party to this contractual joint venture is an entity that is controlled by PRC governmental authorities. The efficient and cost-effective operation of the Hua Yang facility depends upon the cooperation and support of PRC authorities and the joint venture partner. Should a dispute develop between Hua Yang and its joint venture partner, there can be no assurance that Hua Yang would be able to enforce its understanding of its agreements or interests with its joint venture partner, which could result in a significant loss of, or depreciation in the value of, the Hua Yang facility. Hua Yang’s investment in the Hua Yang facility is significant and it could not be replaced without considerable new investment, if at all. The lack of cooperation by Hua Yang’s joint venture partner could subject Hua Yang to additional risks and costs, including the interruption or cessation of its present operations in the PRC, all of which would have a material adverse effect on Hua Yang’s business, financial condition and results of operations.

Hua Yang’s and Kord’s operations depend on access to raw materials in significant quantities and at reasonable prices

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

Hua Yang and Kord purchase their raw materials from a limited number of suppliers. Hua Yang and Kord have no formal written agreements with any of their suppliers. No assurance can be given that Hua Yang and Kord will be able to obtain sufficient quantities of such raw materials at acceptable prices to meet their needs. Any failure to procure sufficient raw materials for their needs could have a material adverse effect on Hua Yang’s and Kord’s business, financial condition and results of operations.

The Company’s production facilities depend on an adequate supply of labor

There have been instances of shortages of labor in Guangdong Province and the southern parts of China generally, where the Company’s production facilities are located. In the event that the shortage of labor continues or intensifies in the future, the Company may have difficulties recruiting or retaining labor at relatively low costs for its production facilities and, accordingly, the Company’s ability to maintain sufficient labor levels to satisfy its production needs may be impaired. In such event, the Company’s business and results of operations may be materially and adversely affected.

The Company may not be able to protect its intellectual property

On occasion in the toy industry, successful products are "knocked-off" or copied. We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. While the Company strives to protect its intellectual property, there can be no guarantee that knock-offs will not have a significant negative effect on its business. In addition, intellectual property laws are less developed in China than in the U.S., and historically, China has not protected companies' intellectual property rights to the same extent as the U.S. The costs incurred in protecting the Company’s intellectual property rights could be significant and there is no assurance that it will be able to successfully protect its rights.

Failure to achieve and maintain effective internal controls could have a material adverse effect on the trading price of the Company’s ADSs

The Company is subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on such companies’ internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as applicable, that contains an assessment by management of the effectiveness of such company’s internal control over financial reporting. This requirement will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2007. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting. This requirement will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2008.

Management may not conclude that our internal control over our financial reporting is effective. Even if the Company’s management concludes that our internal control over financial reporting is effective, there is no assurance that the Company’s independent registered public accounting firm will attest to the management’s assessment. If the Company fails to achieve and maintain the adequacy of our internal controls, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. As a result, any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of the Company’s financial statements, which in turn could negatively impact the trading price of the Company’s ADSs. Furthermore, the Company may incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

The Company may be subject to product liability claims which, if not covered by adequate insurance, could result in the Company becoming responsible for paying substantial amount of damages, which could adversely impact its business, financial condition and results of operations

The Company is subject to product liability claims relating to the products it manufactures and distributes. Since some of the Company’s products are manufactured for infants and pre-school children, safety has been a major concern in the products that the Company designs, develops and manufactures. However, the Company cannot assure total safety of its products and therefore can be subject to possible claims for injury or damage, some or all of which may not be covered by insurance. Although we maintain worldwide product liability insurance, our financial condition and results of operations would be materially and adversely affected if our insurance does not cover our liabilities, or if we are required to pay higher premiums in the future as a result of these liabilities. Any successful claim brought against the Company by a customer which is not adequately covered by insurance or the adverse publicity that could accompany any such claim could have a material adverse effect on the business, financial condition and results of operations of the Company.

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

Negative publicity concerning the toy industry generally or toys manufactured in China could materially and adversely affect toy companies, including the Company, result in a loss of business confidence and reputation and materially and adversely affect our business, results of operations and financial condition.

Negative publicity concerning the toy industry generally or toys manufacture in China, such as the recent recalls by Mattel of toy products manufactured in China, may adversely affect the business confidence and reputation of toy companies operating in China, which could materially and adversely affect our business, results of operations and financial condition. Although we have not experienced any recalls of toy products or other similar events, we cannot assure you that our business will not be adversely affected by the recent events in the toy business.

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

The market price of the Company’s ADSs has been and may continue to be volatile

Market prices of the shares of microcap stocks like the Company’s ADSs, as well as the market price of stocks of toy and toy-related companies, are often volatile and the historical stock price of the Company has reflected this volatility. The trading price of the Company's ADSs has been and may be subject to considerable fluctuations. These broad market and industry fluctuations may result in the decline of the market price of the Company's ADSs, regardless of its operating performance.

The Company expects that the market price of the Company’s ADSs will be, affected by many factors, including:

•	fluctuations in the Company's financial results;

•	the actions of the Company's customers and competitors;

•	new regulations affecting foreign manufacturing;

•	other factors affecting the toy, printing and packaging industries in general;

•	announcements of new products by the Company or its competitors;

•	the operating and stock price performance of other companies that investors may deem comparable;

•	news reports relating to trends in its markets;

•	sales of the Company’s ADSs into the public market; and

•	volume of trading of the Company ADSs on NASDAQ.

Sale of the Company’s ADSs at attractive prices may be difficult

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

Future sales of the Company’s ADSs by existing ADS holders, option holders and warrant holders could result in a decline of the price of the Company’s ADSs

The market price of the Company’s ADSs could decline as a result of sales of a large number of its ADSs into the market, or the perception that these sales could occur. As of August 31, 2007, there are options and warrants to purchase 2,579,039 of the Company’s ADSs outstanding. In addition, the Preference Shares are convertible into 31,951,606 ADSs and the Company intends to issue additional ordinary shares, being represented by ADSs, to satisfy the Company’s obligation to pay dividends on the Preference Shares. Centralink and Cornerstone Beststep, holding companies owned by Mr. Hsieh and the holders of the Preference Shares, have the right to demand registration of the ordinary shares underlying these ADSs. If and when these options and warrants are exercised or the Preference Shares are converted and registered, there might be a depressive impact on the market price of the Company’s ADSs. This might make it more difficult for the Company to sell equity securities in the future at a time and at a price that it deems appropriate.

The Company does not expect to pay cash dividends on its stock

The Company has not paid any cash dividends on the ordinary shares underlying the ADSs and the Company does not expect to declare or pay any cash dividends in the foreseeable future.

Enforcing judgments against the Company may be difficult

Grand Toys International Limited is a Hong Kong company, and a substantial portion of its assets are located outside the U.S. In addition, certain of the Company's directors and officers are residents outside the U.S., and all or a substantial portion of the assets of such persons are or may be located outside the U.S. As a result, investors may not be able to effect service of process within the U.S. upon such persons, or to enforce against them or the Company judgments obtained in the U.S. courts predicated upon the civil liability provisions of the U.S. securities laws. The availability in Hong Kong, in original actions or in actions for enforcement of judgments of U.S. courts, of remedies provided for under the U.S. securities laws will depend on relevant Hong Kong laws.

Risks Related to Doing Business in China

The Company is organized and based in Hong Kong, which is a special administrative region of the PRC, and a significant portion of the Company’s operations and assets are located in the PRC. The following addresses some of the risks associated with doing business in China.

Because China does not have a well developed, comprehensive system of laws, it may be difficult for the Company and its subsidiaries to protect or enforce their legal rights

A majority of the Company's assets and operations are located in China. The Chinese legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents. Certain areas of the Chinese legal system, such as aspects of business law, are less developed than in common law jurisdictions like the U.S. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and vary from locality to locality.

In particular, the Chinese legal system relating to foreign investments is relatively new and continually evolving, and there cannot always be certainty as to the application of specific laws and regulations in particular instances. Statements regarding evolving policies on foreign investment have occasionally been conflicting, and any such policies, as administered, are likely to be subject to broad interpretation, discretion and modification, perhaps on a case-by-case basis. As the legal system in China develops, foreign investors may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and the preemption of provincial or local laws by national laws. Enforcement of existing laws may be sporadic and implementation and interpretation thereof inconsistent. Furthermore, when compared with their counterparts in other jurisdictions, the Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a judgment by a court of another jurisdiction. There can be no assurance that the Company's current or future activities in China will have a high degree of security under China's legal system.

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

Changes in foreign exchange regulations may materially and adversely affect our results of operations and financial condition

The Company’s corporate headquarters are located in Hong Kong and its production facilities are principally located in China. Most of the Company’s sales are made in the U.S., Europe and Asia. Therefore, the Company’s administrative and business expenses are mostly denominated in Hong Kong dollars, its production expenses are mostly denominated in Chinese renminbi and its revenue are mostly denominated in U.S. dollars and Euros.

The Hong Kong dollar has remained relatively constant against the U.S. dollar due to the U.S. dollar peg and currency board system that has been in effect in Hong Kong since 1983. One U.S. dollar is pegged to $7.80 HK dollar under that system. There can be no assurance that such currency peg of the Hong Kong dollar to the U.S. dollar will be maintained in the future. Any cessation of or change in the currency peg of the exchange rate between the Hong Kong dollar and the U.S. dollar could have a material and adverse effect on the Company's business and results of operations.

In 2005, China revalued the exchange rate of the Chinese renminbi to the U.S. dollar and abolished the renminbi to U.S. dollar peg applied in the past. There can be no assurance that in the future China will not revalue the renminbi or permit its substantial appreciation. Any increase in the value of the renminbi might adversely affect the growth of the Chinese economy as well as the competitiveness of various industries in China, including the industry in which the Company operates. A rise in the value of the renminbi relative to the U.S. dollar will increase the Company’s relative production costs and decrease the relative value of its revenue, thereby reducing operating margins. Furthermore, should the U.S. dollar weaken relative to foreign currencies, the Company's products could become more expensive in the U.S. even if the prices of the products in Hong Kong dollars remain unchanged, which could further materially and adversely affect the Company's revenues. Currently, the Company has not entered into agreements or purchase instruments to hedge its exchange rate risks.

PRC taxation and other government levies

The Chinese tax system is subject to substantial uncertainties and has been subject to recently enacted changes, the interpretation and enforcement of which are also uncertain. We cannot assure you that changes in Chinese tax laws, their interpretation or their application will not subject us to substantial Chinese taxes or other levies in the future. In addition, the negotiation and settlement of tax obligations with the local tax authorities are a normal occurrence and practical application of such laws can vary from tax authority to tax authority and can change without notice with subsequent penalties imposed for prior years after an authority changes its interpretation of a rule or regulation. Examples include individual income tax, corporate income tax and social insurance premiums. the new  PRC corporate income tax law was passed and announced by the national people's congress on March 16, 2007 and will become effective on January 1, 2008.  While it is clear that the intent of this law is to unify domestic and foreign invested enterprises' income taxes by introducing a single income tax rate of 25%, and therefore remove subsidies for foreign investments, there are a lot of uncertainties pending clarification by the release of the implementation rules of the corporate income tax law. There is no assurance as to when such implementation rules will be promulgated and how such implementation rules will affect us. As a result income tax rates in china from previous years should not be seen as a guide to those in coming years.

Item 4. Information on the Company

A. History and Development of the Company

Grand Toys International Limited was incorporated in Hong Kong on October 15, 2003, although it did not commence actual operations until the completion of the reorganization merger of Grand US and the Playwell acquisition on August 16, 2004. The Company’s principal executive offices are located at Suite 1501, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong. Its telephone number is (852) 2866 8323. The Company’s agent for service of process in the United States is International Playthings, Michael Varda CEO, located at 75D Lackawanna Ave Parsippany NJ 07438.

The Company was formerly a subsidiary of Grand US. It became the parent of Grand US on August 16, 2004, pursuant to a reorganization merger. Immediately after the reorganization merger, the Company acquired Playwell.

The Company developed its business through a number of strategic acquisitions, including the following:

•	On March 1, 2005, Grand US acquired International Playthings, Inc., a New Jersey-based US toy distributor.

•	On December 23, 2005, the Company purchased the shares of Hua Yang and Kord, which were owned by Cornerstone Beststep, a then subsidiary of Cornerstone Overseas.

Beginning in 2006, the Company implemented a plan to restructure the operating divisions of the Company to focus on profitable divisions:

•	In August 2006, the Company terminated the operations of Playwell’s Gatelink subsidiary.

•
In July 2006, the Company decided not to renew an existing license agreement with Binney & Smith for the Crayola dough product line beyond December 2006. The Crayola dough line was a key element of the Company’s plan to enter the US mass market for toys and was operated under the Grand Toys International, Inc. subsidiary. The Company also discontinued certain other product lines targeted towards the US mass market and the Company de-emphasized all its efforts to enter the US mass market for toys and discontinued the distribution operations of Grand Toys International, Inc.

•
In October 2006, the Company decided to discontinue the distribution of toy and toy-related products to the mass market in Canada and ceased the operations of its Canadian subsidiary, Grand Toys Ltd. (“Grand Canada”), which conducted the Company’s Canadian mass market sales efforts.

•
In December 2006, the Company decided to terminate the operations of Playwell’s Asian World Enterprises Co., Limited (“Asian World”) subsidiary. Asian World had licenses to develop toy and toy-related products, most of which had been further sublicensed to, and manufactured and sold by, Playwell’s Hong Kong Toy Centre Limited (“HKTC”) subsidiary.

B. Business Overview

Grand Toys International Limited, through its Hong Kong, PRC and US operating subsidiaries, develops, manufactures and distributes toy and toy-related products throughout the world; prints and assembles books and specialty packaging; and develops and manufactures party goods. At the end of 2006, the Company operated through four operating subsidiaries: Hua Yang, Kord, IPI and HKTC.

Grand Toys International Limited is the holding company of a group of operating subsidiaries, which includes manufacturing and distribution segments, currently defined as:

Manufacturing:

•	Hua Yang and subsidiaries - Printing & Packaging

•	Kord - Manufacture and distribution of Paper Party Goods

Distribution:

•	International Playthings, Inc. - North America toy distribution

•	HKTC - Toy distribution

The Company’s overall strategy is to:

•	Sustain and maintain current profitable business segments;

•	Grow through the development, distribution and sale to global retail markets of innovative products at competitive prices; and

•	Grow through the acquisition of complementary companies that fit into the Company’s vertically-integrated structure.

Operating Subsidiaries

International Playthings, Inc.

International Playthings, Inc. is a New Jersey corporation and wholly-owned subsidiary of Grand US. IPI has been engaged in the toy business for over 30 years and was acquired by the Company on March 1, 2005. The acquisition by Grand US of IPI substantially increased Grand US’ distribution capabilities to the specialty toy retailers throughout North America. Through IPI, Grand US distributes proprietary and licensed toys to the specialty market in North America. Prior to that acquisition, Grand US’ focus was mainly the distribution of toys throughout Canada through its Canadian subsidiary, Grand Toys Ltd., and expanding product offerings through the development of proprietary products and expanding geographically outside of Canada. In 2006, Grand US discontinued its efforts for distribution to mass retailers in North America and closed its Canadian operations and its US mass-market business. Grand US' current business consists solely of the operations of IPI.

Hong Kong Toy Centre Limited (HKTC)

HKTC is a subsidiary of Playwell International Limited and has operated since 1969. HKTC develops product for sale under the Playwell brand and supervises the outsourced manufacture in the PRC of Playwell branded products and products designed by customers of HKTC for sale under their own brands.

Hua Yang Holdings Co., Limited

Hua Yang is a Cayman Islands company which, through its operating subsidiaries and predecessors in Hong Kong and China, has engaged since 1935 in specialty printing for children’s books and games, and produces toy and gift marketing-related specialty printing and packaging. The Company acquired Hua Yang on December 23, 2005. Hua Yang has an established track record in the printing and packaging business and is recognized as a high-quality industry leader in southern China. Its two operating segments can be broken into sub-segments, as follows:

Books and Board Games:

•	Design and production of a range of paper-based novelty items such as pop-up books, touch-and-feel books, and board books for major publishers in the U.K., U.S. and Europe; and

•	Production of jigsaw puzzles and board games primarily on an OEM basis (e.g., Cranium™).

Packaging Products:

•	Design and production of high-end promotional parfumerie packaging, value-added gift packaging, fashion packaging, and confectionary packaging for luxury branded goods customers such as LVMH; and

•	Design and production of low-end packaging of toy products for the mass market (e.g., Barbie™ and Leap Frog™).

In February 2005, Hua Yang acquired the business and certain assets of Eastern Raiser Printing Company Limited, a former subcontractor of Hua Yang which specializes in printing and packaging of toys, action figures, games, recreational products and other toy-related products for third parties.

Kord Holdings, Inc.

Kord Holdings, Inc. is a British Virgin Islands company which, through its Hong Kong operating subsidiaries and the PRC factories, is one of the largest party good manufacturers in the world with over 3,000 employees and over 500,000 square feet of manufacturing space. Founded in 1972, Kord produces a broad range of party and paper goods and offers comprehensive lines of party products and accessories to major importers and superstores overseas, either under its own “KORD” brand (approximately 50% of sales) or on a OEM basis (approximately 50% of sales).

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

Global Business Strategy

The Company's goal is to be a leading seller of toy and toy-related products for children ranging from infants to pre-teens. The Company’s acquisitions of Hua Yang and Kord have expanded the Company into different niches both within and beyond the toy-related industries. Hua Yang’s printing division gives the Company a presence in children’s books and puzzles and allows the Company to package the toys that the Company manufactures. Hua Yang’s business also offers the Company other specialty packaging opportunities. Kord’s party goods business allows the Company to reach its core demographic with different product lines. Both Hua Yang and Kord enable the Company to approach licensors and retail stores as a more diversified company that can provide more services, goods and opportunities to our customers. The Company seeks to maximize its potential with its new product base and continues to look for other opportunities that will further expand its product base within the toy and toy-related industry.

For purposes of clarity, we separate the discussion of the Company’s business into:

•	Toy products (IPI and HKTC)

•	Printing and packaging (Hua Yang)

•	Party goods (Kord)

TOY PRODUCTS (IPI and HKTC)

Business Strategy

In the toy-products area, the Company looked for opportunities that would help it achieve a premiere status in the specialty toy industry. To achieve its goals, the Company’s strategy called for increasing cooperation with proprietary toy concept licensors, diversifying its product range, strengthening its marketing network and relationships with its multi-national customers, expanding its distribution channels and increasing and diversifying its customer base. The Company is focusing on its pursuit to develop new relationships and strengthen existing relationships with top toy industry licensors for the specialty toy market.

Competitive Strengths

The Company believes that its main competitive strengths in the toy products area include:

•	its vertical integration of capabilities throughout the toy production cycle;

•	its executives' extensive experience in the toy industry and familiarity with the United States and Canadian markets;

•	its client service expertise and competitive pricing ability;

•	its stable relationships with licensors of proprietary names, characters and other toy industry intellectual properties;

•	its demonstrated cost-management abilities;

•	its diversified core product base; and

•	its flexibility in adapting to the fast changing and trend-based toy industry.

Products, Markets & Marketing Channels

The Company distributes toy, toy related and recreational products through IPI and HKTC to retailers and consumers.

The three largest customers of IPI are: Ross Stores, Newton Buying/TJ Maxx and The Discovery Channel, which for the year ended December 31, 2006 accounted for approximately 4%, 3% and 2%, respectively, of IPI’s net sales. The three largest customers of HKTC are: Netcam, Target and ASDA Stores which accounted for approximately 19%, 16% and 7%, respectively, of HKTC’s net sales for the year ended December 31, 2006. No other customer in the toy product segment accounted for more than 2% of the Company’s gross sales in 2006.

Net sales of toy products by geographical areas in 2004, 2005 and 2006 were as follows.

(in $000’s)
	2006	2005	2004
US	$32,908	$25,341	$11,755
Asia	2,021	1,911	4,296
Europe	2,897	8,392	5,619
Canada	2,686	1,778	205
Africa	-	178	423
Other	152	37	297
Total net sales	$40,664	$37,637	$22,595

International Playthings

International Playthings distributes a broad range of toys for infants through teenagers primarily to the specialty market in North America. IPI’s mission is to develop and distribute innovative and entertaining products with integrity, superior play value and child developmental qualities. IPI’s offerings include puzzles, games, infant and preschool toys, dolls and girls’ products, educational toys and activity toys.

IPI buys finished goods from various Asian manufacturers and ships the goods to its warehouses in Parsippany, New Jersey. The goods are then shipped to over 3,000 customer locations in the United States.

IPI employs a sales and marketing staff of 13, including two senior managers, one employee sales representative and 65 independent sales agents who make on-site visits to customers for the purpose of soliciting orders for products. IPI markets products at major and regional toy trade shows in the United States and Hong Kong. In addition, IPI maintains showrooms in New Jersey and Hong Kong. Purchasers of the products include regional retail stores, toy specialty stores and wholesalers and regional retail stores.

IPI, in its regular business operations, does not have long term order commitments from its customers. IPI enters into one-year term agreements with the majority of its customers. These agreements stipulate payment terms, shipping terms, allowances and rebates (i.e., advertising allowances, allowances for defective product returns or volume allowances, if applicable). Payment terms typically vary between 30 and 90 days with certain incentives granted for a dating program. Allowances and rebates are deducted from gross sales. The Company sells to its customers on open account, allowing customers to purchase products up to certain pre-established credit limits.

In certain instances, where retailers are unable to sell the quantity of products which have been ordered from the Company, the Company may, in accordance with industry practice, assist retailers in selling such excess inventory by offering discounts or accepting returns. A portion of firm orders, by their terms, may be canceled if the shipment is not made by a certain date. With the shift to the specialty toy market, the Company’s discounts and allowances have been significantly reduced as a percentage of sales. The Company establishes sales reserves at the time of sale based on historical experience of discounts and returns on related products. The return of non-defective product occurs infrequently in the U.S. Customers receiving defective products (in accordance with their term agreements) could claim product returns against the rebates. If a defective return is material, IPI has recourse against the manufacturer of the product.

IPI directly, or through outside salespersons, accepts written orders for products from customers and submits the orders to IPI’s vendors who then arrange for manufacture of the products. Customer order cancellations are generally made in writing and IPI will then notify the appropriate vendors of customer cancellations who in turn notify the manufacturers. This procedure allows IPI to avoid adding products to inventory as a result of customer cancellations of orders. Customers generally have the right to cancel purchase orders for which goods have been purchased. IPI attempts to minimize this possibility by ensuring that customer orders are matched to product purchases.

HKTC

HKTC is an international designer and supplier of plastic and wooden toys in the infant, preschool and activity toy categories, with distribution capabilities in key markets worldwide. It also supervises outsourced manufacturing of toy products of its own design for sale under the "Playwell" brand or designed by its customers for sale under those customer's own brand names.

HKTC supplies several lines of plastic toys - toys for preschool children, water toys and toys for infants. Many of these plastic toys require sophisticated injection-mold production of specialty cartoon characters, such as Disney licensed characters. These character replicas come in various scales and are medium and high-feature products that must meet exacting standards. Many of these character replicas have complex designs, which require high-quality workmanship and decorative details. HKTC also supplies wooden toys, doll furniture, children's furniture and rockers. HKTC sells its products directly to retailers in the U.S. and the U.K. and to distributors worldwide. HKTC has dedicated sales staff, a long standing commission-based network of sales representatives in Europe and the U.S. and access to another sales network in the U.S.

Sources of Product

Approximately 36% of the Company’s toy product net sales in 2006 were from products supplied by the following five vendors: Epoch, Tomy, Kiddieland Toys, Densfine Industries Ltd. and Early Learning Centre. Products from these vendors accounted for 13%, 9%, 5%, 5% and 5%, respectively, of 2006 toy product net sales. Other than the products from the above-mentioned vendors, no products from any other vendor or from the Company’s proprietary products accounted for more than 3% of the Company’s toy product net sales in 2006.

The products distributed by IPI are manufactured for the Company by unaffiliated third parties principally located in China. For the products distributed by HKTC, approximately $2.5 million worth of goods are manufactured by related parties Zhejiang Playwell Toy Co. Ltd. and Playwell Industry Ltd.

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

The Company is not a party to any long-term supply or requirements agreements with any specific manufacturer. Generally, under IPI’s distribution agreements, IPI is responsible for paying shipping and other related costs upon the purchase of goods from the vendor.

License and Distribution Agreements

Many of IPI’s products are based on properties licensed from third parties. Pursuant to license and distribution agreements for such properties, IPI obtains either the exclusive or non-exclusive right to import and distribute the covered products throughout North America, depending on the contract terms. License agreements generally have terms of one to three years and are usually exclusive for a specified product or product line within a specific territory.

Seasonality

The Company’s toy business is seasonal, with a majority of sales occurring during the period from September through December in advance of the holiday season. Therefore, the annual results of the Company’s toy product segment depend, in large part, on sales during the relatively brief holiday season.

Further, the effects of seasonality are increasing as large retailers become more efficient in their control of inventory levels through quick response management techniques. These retailers are timing reorders so that they are being filled by suppliers closer to the time of purchase by retailer, rather than maintaining large on-hand inventories throughout the year to meet consumer demand. While these techniques reduce a retailer's investment in inventory, they increase pressure on suppliers like the Company to fill orders promptly and shift a significant portion of inventory risk and carrying costs to the supplier. The limited inventory carried by retailers may also reduce or delay retail sales. Additionally, the logistics of supplying more and more product within shorter time periods increase the risk that the Company may fail to achieve tight and compressed shipping schedules.

Management of the Company attempts to offset the seasonal nature of the industry by seeking out non-seasonal product lines. The addition of the year-round specialty retail business from IPI has helped to offset the typical sales and inventory concentration for the third and fourth quarters.

Toy Products Competition

The toy products industry in which the Company competes is highly competitive. The Company competes with other smaller scale toy companies including Melissa and Doug, Small World Toys, Alex Toys, Briar Patch and other small manufacturers and distributors are also competitors of the Company. The Company remains competitive by offering full service to its customers, including marketing programs and customer service. The toy industry’s highly competitive environment continues to place cost pressures on manufacturers and distributors. Discretionary spending among potential toy consumers is limited and the toy industry competes for those dollars along with the makers of computers and video games.

PRINTING AND PACKAGING (HUA YANG)

Hua Yang, through its subsidiaries’ manufacturing facilities located in Shenzhen and Dongguan, China, is a contract manufacturer of a variety of paper and board products, including books, specialty packaging and other paper products.

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

Specialty packaging

Most of the specialty packaging produced by Hua Yang is for Motorola phones, perfume and luxury product manufacturer customers. Specialty packaging requires high quality paper and board and, to a lesser extent, blister cards and vac tray inserts. Box packaging often requires advanced printing techniques, including five- and six-color printing, foil hot stamping, spot or total coating, varnishing, embossing and lamination. After printing, boxes are die-cut to shape with a dropout window often including PVC sheets, which also are cut to shape and often incorporate some silk screen printing, are glued in place by hand in the dropout windows. Blister cards are simple backing boards used in a plastic blister pack while insert cards are printed pieces of board used as backing or filler inside a larger packaging box.

Other paper products

Other paper products manufactured by Hua Yang include puzzles, board games, and activity packs, all of which require hand assembly.

These products are targeted at children, young adults and adults. These products are sold through hobby shops, authorized dealers, book and gift stores, as well as through other channels.

Market for Products

Sales of Hua Yang’s products are divided among the United States, Asia and Europe. Major customers for Hua Yang include Motorola, Cranium Inc., PR Services, Early Light, Macmillan and Mattel.

The buying and ordering cycles for specialty packaging and books differ. With regard to specialty packaging, in November or December, Hua Yang reviews with its core packaging customers anticipated packaging needs for the upcoming year. By the beginning of the calendar year, the core packaging customers will provide Hua Yang with indicative dollar and unit allocations for the year. These allocations will be based on Hua Yang's past performance, capacity and technical capability vis-a-vis the designs requested by the customer. Every week thereafter, Hua Yang will receive purchase orders covering the next four to six weeks. Firm orders and packaging planning rarely extend beyond six weeks.

The buying and ordering cycles for books varies and is generally much longer than specialty packaging, with most activity grouped around the Frankfurt Book Fair held in Germany every October and the Children's Book Fair held in Bologna, Italy every April. The fairs are a time for customers of Hua Yang to present their new book concepts to potential buyers and confirmed sales are usually realized three to 12 week after each fair. Once these customers have confirmed sales, they turn to contract printers, such as Hua Yang, to reserve production capacity. Orders for reprints of old titles, however, can be booked anytime during the year, but generally fall outside of the peak summer production months.

Competitive Strengths

Hua Yang believes its customers seek suppliers that can manufacture high-quality products in both large quantities and limited runs in a timely and cost-effective manner. These customers seek to eliminate the cost, time and complexity of identifying and managing multiple vendors to develop and produce a product. For example, book customers often must turn to trading houses, brokers or service intermediaries for component sourcing, product development and engineering. The need to coordinate several different companies in the manufacturing process can cause production delays, inefficiencies in the management of multiple contractors and quality and reliability problems. Hua Yang's full service approach to manufacturing offers the following solutions to address these customers needs:

High-quality production

Hua Yang uses modern computer-aided design and manufacturing equipment to produce high-quality products. Hua Yang also employs a highly trained workforce, including skilled, technically trained craftsmen and other competent but relatively inexpensive labourers for its manufacturing and assembly operations under the guidance of experienced management. Hua Yang ensures quality through rigorous quality control procedures at each step of the production process. Hua Yang has an employee training program geared specifically toward inspection and quality control. Hua Yang’s manufacturing facilities are ISO9001 and BPI9004 certified.

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

Commitment to efficiency

Hua Yang continually strives to increase efficiency and reduce costs, which allows Hua Yang to offer competitive pricing to its customers. To date, Hua Yang has been able to achieve efficiencies by locating its production facilities in the PRC, vertically integrating its production processes and working in close cooperation with its customers.

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

Developing additional major customers

Currently, Hua Yang has a core group of large customers, but it also manufactures products for many other smaller customers. Hua Yang expects that it may be able to develop several of these smaller customers into major customers as they become more familiar with the benefits of Hua Yang’s turnkey manufacturing service. Hua Yang offers major customers a dedicated production team and dedicated production space, which can provide such customers with attractive advantages. For example, Hua Yang can customize its production facilities to meet the specific needs of its customers, and the customers are able to exercise greater control over the production process, thereby enhancing quality control and cost efficiency, increasing confidentiality and expediting scheduling and delivery timetables. Hua Yang believes that its ability to offer such dedicated production services has led to enhanced relationships with its core customer base.

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

Deploying advanced management information systems

Hua Yang seeks to enhance its manufacturing and business processes by deploying advanced management information Oracle-based systems that enable the real-time monitoring and management of its operating and financial performance and resources.

Seasonality

Hua Yang’s operating results in the past have fluctuated, and will likely continue to fluctuate, in part based on seasonal factors.

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

Raw Materials

Paper, ink and glue are the principal raw materials used by Hua Yang. Hua Yang uses many types of coated paper and board in a variety of grades, depending on customers' quality and price requirements. Hua Yang purchases a majority of its paper from U.S., Asian and European suppliers, but generally places orders through trading companies or agents in Hong Kong. Additionally, Hua Yang acquires a small amount of paper from local sources in Hong Kong and PRC. Ink and glue are ordered locally in Hong Kong.

Intellectual Property

Hua Yang has no registered trademarks in respect of its manufacturing businesses. Hua Yang owns a utility patent in the U.S. on a novelty book product.

Books and Specialty Product Packaging Competition

Hua Yang faces significant competition in its business. In "pop-up" books, Hua Yang principally competes with contract manufacturers located in Southeast Asia and South America. In novelty and board books as well as specialty packaging, Hua Yang principally competes with contract manufacturers located in Hong Kong and other parts of the PRC. In addition, certain of Hua Yang’s customers have the capability to manufacture their products internally.

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

The generic, decorative, and disposable products accounted for more than 90% of total sales in 2006. Kord is also a licensed manufacturer of Disney-branded party products. Kord works closely with importers, distributors, party superstores and international retail chains on ODM and OEM projects all over the world.

Market for Products

Approximately 51%, 38% and 11% of Kord’s sales revenue in 2006 was from products distributed in the US, Europe and the rest of the world, respectively. Kord’s major customers include Creative Expressions, Hallmark, Tesco Stores and American Greetings.

Business Strategy

Kord’s strategy is to develop its own brand party products and to design party products for customers on an OEM basis. Kord has its own in house design department to create new designs. Kord seeks to increase the quality of its products by investing in new equipment, and constantly reviews its own manufacturing processes with a view to making improvements.

Manufacturing

Kord’s manufacturing operations are located in Dongguan, PRC. Kord's printing equipment includes Heidleberg and Roland offset printers, gravure printers, flexographic printers, and printing peripherals such as plate making, varnishing, calendaring, laminating, silk screening, pad stamping and hot stamping setups. Kord’s equipment enables Kord to add patterns onto a wide range of party items and maintain a high standard of printing quality and short printing lead-time for its products.

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

Seasonality

Kord’s birthday party products enjoy continuous sales throughout the year because birthdays occur year-round. Kord’s production peaks in July, August and September in advance of delivery deadlines for Halloween, Christmas and the New Year. With the exception of the Chinese New Year holidays, Kord’s sales and production operations are relatively constant during the remaining months of the year.

Raw Materials

Kord’s main raw materials are paper, ink, glue, latex, and plastic resin. Different types of paper are used for different products. Paper is purchased by Kord from suppliers in Finland, the US, Japan, Korea, Indonesia and China; plastic resins are sourced from Saudi Arabia and Thailand. Ink and glue are sourced from Japan, Korea and China and latex is supplied from Malaysia. Kord has not entered into long term supply agreements with any of its suppliers. Kord is not reliant on any particular supplier.

Intellectual Property

Kord has registered the “Kord” trademark in the US, Germany, China and Hong Kong. Kord also owns eight US copyright registrations in respect of party hats, one UK registered design in respect of “Party Blowout”, and two US design patents in respect of noisemakers.

Party Goods Competition

Kord does not believe that its business is currently threatened by any single competitor because, as far as its directors are aware, no other global manufacturer has a product range as varied and capacity as large.

Product Liability

The Company maintains product liability coverage for the Company’s operations in the aggregate amount of $10,000,000. The Company believes that this coverage is adequate for its risks.

Government Regulation

The Company is subject to the provisions of various laws, including those of PRC, Hong Kong, the EU and the United States Federal Government and various states in the United States, and the Federal Government of Canada, the Government of the Province of Quebec, Canada and other Canadian provinces.

The Company is required to comply with PRC laws governing the protection of the environment and occupational health and safety, including laws regulating the generation, storage, handling, use and transportation of waste materials; the emission and discharge of waster materials into soil, air and water; and the health and safety of employees. We are also required to obtain and comply with environmental permits for certain operations.

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

C. Our Organizational Structure

The Company conducts its businesses solely through wholly-owned operating subsidiaries, IPI, Hua Yang, Kord and HKTC.

D. Property, Plant and Equipment

The Company and/or its subsidiaries, occupy the following properties:

Hong Kong

The Company’s principal executive offices were originally located in an approximately 6,308 square foot space located at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong. The lease for the premises is held in the name of Asian World Enterprises, a subsidiary of Playwell. HKTC occupies a portion of this space pursuant to a facilities sharing agreement. The facilities sharing agreement expires on September 30, 2007 and the current monthly rent is $16,300. A new tenancy agreement has been signed with a term of two years commencing from August 15, 2007 with a monthly rental of $10,200. The new principal executive office, with approximately 3,618 square foot, is now located at Suite 1501, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong. The premises are also the principal place of business for Playwell and its subsidiaries.

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

In January 2006, the Company began renting office space from Cornerstone Management (Shenzhen) Limited, an affiliate of the Company’s controlling shareholder. The Company’s subsidiaries, HKTC, Hua Yang and Kord, occupy approximately 9,000 square feet, which represents a portion of the total space pursuant to a facilities sharing agreement. The monthly rent is approximately $11,400 and is based on head count usage. There is no formal written agreement between the parties.

U.S.

IPI maintains an office and warehouse facility in an approximately 119,400 square foot facility at 75D Lackawanna Avenue in Parsippany, New Jersey. The term of the lease, including a renewal period, extends to May 31, 2010. The current monthly rent is $54,700.

Canada

The Company’s Canadian subsidiary, Grand Toys Ltd., occupied an approximately 105,000 square foot facility located at 1710 Route Trans-Canada, Dorval, Quebec, Canada. The Company used part of this facility for offices, showroom, warehousing and distribution, and sublet the balance. The lease for the premises expires on September 30, 2009. The current monthly rent is $29,050 and is increased each year by a percentage that is equal to 75% of the percentage increase in the consumer price index for the greater Montreal, Canada area. In 2007, the Company sub-let the entire building through the balance of the term of the lease to an unrelated third party at substantially the same rent that the Company pays.

The Company believes that its current facilities are adequate for its present needs and that its insurance coverage is adequate for the premises.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects:

The following discussion and analysis of our financial condition and results of operations is based upon and should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the fiscal years ended December 31, 2004, 2005 and 2006 which are included as part of this annual report, the Company’s Registration Statement on Form F-4 which was declared effective by the Securities and Exchange Commission on July 29, 2004 and Playwell’s audited financial statements for the fiscal year ended December 31, 2003, which were included in the Company’s Form F-4. As discussed below, the Company’s financial statements for the fiscal year ended December 31, 2005 and 2004 have been restated to give effect to the acquisition of Hua Yang and Kord and the discontinuance of the operations of Gatelink, Asian World, Grand Toys Ltd. and Grand Toys International, Inc. and the Crayola business conducted by Grand Toys (HK) Ltd. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information - D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating Results

Overview

The Company develops, manufactures and distributes toy and toy-related products throughout the world; prints and assembles books and specialty packaging; and develops and manufactures party goods. The Company conducts its business through its four operating subsidiaries: Hua Yang, Kord, IPI and HKTC.

Corporate History

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

On December 23, 2005, the Company purchased the shares of Hua Yang and Kord, which were owned by Cornerstone Beststep. The Company, Hua Yang and Kord, through Cornerstone Beststep were under the common control of the Company’s majority shareholder, Jeff Hsieh, who was the sole beneficial owner of Hua Yang and Kord. The purchase method of accounting for the business combination was used; however, due to the common control of the entities, the Company is required to restate its financial statements back to the date of common control as if Hua Yang and Kord were part of the Company on May 24, 2004 and June 30, 2004, respectively, the dates that they were acquired by Cornerstone Beststep’s former parent company, Cornerstone Overseas. Under this method of accounting, the excess of the value paid to Cornerstone Beststep over the original cost of Hua Yang and Kord is reflected as a non-recurring deemed dividend in the 2005 financial statements. Further, the Company’s acquisition costs are treated as restructuring costs and recorded as an expense in the 2005 financial statements.

As a result of these and certain other acquisitions the Company made during 2004 and 2005, any comparison of the year ended December 31, 2006 to the year ended December 31, 2005 and from the year ended December 31, 2005 to the year ended December 31, 2004 must consider the following acquisition dates when the financial performance of each new entity begins to be included in the financial statements of the Company:

•	May 24, 2004 - inclusion of Hua Yang

•	June 18, 2004 - inclusion of Kord

•	August 16, 2004 - inclusion of Grand Toys Ltd., Canadian subsidiary of Grand US

•	February 1, 2005 - inclusion of the business of Eastern Raiser, Hua Yang’s Dongguan operations

•	March 1, 2005 - inclusion of IPI

Net Sales

Net sales include gross revenues, freight charged to clients and FOB commissions, net of allowances and discounts such as defectives, returns, volume rebates, cooperative advertising, cash discounts, customer fines, new store allowance, markdowns, freight and warehouse allowances.

The pricing of the Company’s goods is affected by the price it obtains from its vendors (cost of goods sold), which dictates the selling price the Company can charge its customers. Other factors that influence the Company’s setting of the selling price include the condition of the current market and the demand for the item itself.

Cost of Goods Sold

The cost of goods sold for products imported by the Company as finished goods includes the cost of the product in the appropriate domestic currency, duty and other taxes, and freight and brokerage charges. Royalties payable to the Company’s licensor-vendors which are not contingent upon the subsequent sales of the licensor-vendors’ products are included in the price paid for such products. Royalties include payments by the Company’s subsidiaries to licensors of character properties and to manufacturers of toy products if such payments are contingent upon subsequent sales of the products. Royalties are usually a percentage of the price at which the product is sold and are payable once a sale is made. The cost of goods sold for products manufactured by the Company includes raw materials, direct labor, machinery depreciation and overhead.

Other Operating Income

The Company’s other operating income includes bad debt recovery, rental income, service/agency fee income, and sales of scrap products and sundry income.

Operating Costs and Expenses

The Company’s operating costs and expenses principally consist of general and administrative expenses, selling and distribution expenses and depreciation and amortization.

General and administrative expenses

The major components of the Company’s general and administrative expenses include salaries for administrative personnel and related costs, rent, insurance, consulting fees, legal fees and audit fees.

Selling and distribution expenses

Selling and distribution expenses principally consist of outbound shipping and handling costs, sales commissions and salaries and fringe benefits for sales personnel.

Non-Operating Expenses (Income)

The Company’s non-operating expenses (income) principally consist of interest paid by the Company on its bank and other borrowings and interest received by the Company on bank deposits.

Critical Accounting Policies and Estimates

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the US. The preparation of these consolidated financial statements requires the Company’s management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities at the date of and during the consolidated financial statements. On an on-going basis, the Company’s management evaluates its estimates and judgments, including those related to sales reserve for returns and allowances and inventory obsolescence. The Company’s management bases its estimates and judgments on the customer term agreements, historical experience, retail performance of the products sold and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Principles of consolidation:

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries and the variable interest entities in which the Company is deemed to be the primary beneficiary. All significant intercompany accounts, transactions and cash flows have been eliminated on consolidation.

Revenue recognition:

Sales are recognized at the time of transfer of ownership, which is upon the shipment of products. The Company estimates liabilities and records provisions for customer allowances as a reduction of revenue when such revenue is recognized. Cooperative advertising expense for the years ended December 31, 2006, 2005 and 2004 were $250,000, $420,000, and $60,000, respectively, and are shown as a reduction of gross sales in the financial statements. Slotting fees are recorded as a deduction of gross sales. These fees are determined annually on a customer by customer basis.

Trade receivables:

Trade receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not any off-balance sheet credit exposure related to its customers.

Inventories:

Inventories, consisting of raw materials, work in progress and finished goods, is valued at the lower of cost, determined by the first in, first out method or market value.

Goodwill:

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No.142, Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets.

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

Impairment of long-lived assets:

The Company evaluates the recoverability of long-lived assets with finite lives in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the mount by which the carrying amount of the asset exceeds the fair value of the asset.

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

The functional currencies of the Company and its subsidiaries and variable interest entities include Renminbi, Canadian dollars, United States dollars or Hong Kong dollars. The consolidated financial statements of the Company are presented in United States dollars. The financial statements of the Company and all of its subsidiaries and variable interest entities with functional currencies other than the United States dollars, the reporting currency, are translated in accordance with SFAS No. 52, “Foreign Currency Translation”. All assets and liabilities are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange difference arising from the translation of financial statements are recorded as a component of accumulated other comprehensive income.

Accounting for Stock-Based Compensation:

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which amends Statement of Financial Accounting Standards No. 123, as amended by No. 148, and Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows”. The Company adopted SFAS 123R under the modified prospective basis as defined in the statement. In 2006, the Company recorded stock option expense based on all unvested stock options as of the adoption date as well as all stock-based compensation awards granted subsequent to the adoption date. Prior to 2006, as permitted by Statement of Financial Accounting Standards No. 123, as amended by No. 148, “Accounting for Stock-Based Compensation”, (collectively “SFAS 123”), the Company accounted for those plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. As required by the Company’s existing stock plans, stock options are granted at or above the fair market value of the Company’s stock and, accordingly, no compensation expense was recognized for these grants in the consolidated statements of operations in 2006, 2005 and 2004.

Variable interest entities:

Under US GAAP, when an entity holds variable interest in another entity and that entity does not have sufficient equity or the equity security lacks decision-making authority or the rights to expected residual returns or exposure to expected losses, the entity is required to consolidate this variable interest entity (“VIE”) under FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN46R”). Consolidation under the variable interest model does not consider voting rights or governance provisions and does not require the ownership of any common stock. Where FIN46R is applicable, the holder of a variable interest(s) that shares in the majority of the economic risks and rewards (measured using the expected losses and expected residual returns of the VIE) must consolidate the VIE.

On December 23, 2005, the Company acquired Kord which together with its subsidiaries is principally engaged in trading and manufacturing of party products and accessories. As Kord does not directly own resources to perform the manufacturing process of the party products and accessories, it subcontracts the manufacturing process to five entities that have been established in the PRC and are beneficially owned by the related companies of the Company. During the manufacturing process, Kord will provide the machinery and inventories to these entities and also reimburse the direct overhead costs incurred by these PRC entities by means of subcontracting fee. Hence, the losses incurred by these entities are expected to be absorbed by Kord as a result of the sub-contracting arrangement. In view that Kord is the primary beneficiary of these entities and also will absorb the expected losses incurred by these entities, the Company has consolidated these entities since the date that Cornerstone Overseas had acquired Kord, i.e. July 1, 2004.

Through Hua Yang, on February 1, 2005 the Company acquired the business and certain assets of Eastern Raiser Printing Company Limited (“Eastern Raiser”), a Hong Kong incorporated company that engages in the printing and assembling of books and specialty packaging in the PRC. The operations of the aforesaid business have been taken up by Dongguan Hua Xing Printing Manufactory (“Dongguan Hua Xing”), a company owned by a PRC individual, and via subcontracting agreement with Dongguan Hua Xing, Hua Yang takes up all the benefits and costs incurred by Dongguan Hua Xing. In view that Hua Yang is the primary beneficiary and will absorb the expected losses incurred by Dongguan Hua Xing, the Company consolidated Dongguan Hua Xing since the date Hua Yang had acquired the business and certain assets of Eastern Raiser, i.e. February 1, 2005.

Consolidated Results of Operations

The following table sets forth a summary of the Company’s consolidated operations data in U.S. dollars and as a percentage of net sales for the periods indicated:

	For the Twelve Months Ended December 31,
	2006		2005		2004
			(as restated)		(as restated)
	$000’s	%	$000’s	%	$000’s	%
Net sales	128,760	100.00	116,963	100.00	68,663	100.00
Cost of goods sold	101,693	78.98	89,165	76.23	55,516	80.85
Gross profit	27,067	21.02	27,798	23.77	13,147	19.15

Other operating income	3,649	2.83	1,340	1.15	309	0.45

Operating costs and expenses:
General and administrative	23,739	18.44	17,137	14.65	7,959	11.59
Selling and distribution	12,356	9.60	8,656	7.40	2,919	4.25
Depreciation and amortization	1,358	1.05	1,735	1.49	1,278	1.86
Impairment on intangible assets and goodwill	194	0.15	-	-	-	-
Total operating costs and expenses	37,647	29.24	27,528	23.54	12,156	17.70

Operating (loss) income	(6,931)	(5.39)	1,610	1.38	1,300	1.90

(Loss) earnings before interest, taxes, depreciation and amortization (EBITDA)	(1,500)	(1.16)	6,399	5.47	3,951	5.75

Non-operating expense (income):
Interest expense	2,424	1.88	1,930	1.65	450	0.66
Interest income	(28)	(0.02)	(33)	(0.03)	(31)	(0.05)
Impairment loss on investment securities	6	0.01	25	0.02	32	0.05
Total non-operating expense	2,402	1.87	1,922	1.64	451	0.66

Income taxes	1,955	1.51	581	0.50	686	1.00

(Loss) earnings from continuing operations	(11,288)	(8.77)	(893)	(0.76)	163	0.24

Discontinued operations
Loss from discontinued operations	(10,737)	(8.34)	(16,421)	(14.04)	(116)	(0.17)
Income taxes	(2,352)	(1.83)	(346)	(0.30)	106	0.15

Net loss from discontinued operations	(8,385)	(6.51)	(16,075)	(13.74)	(222)	(0.32)
Net loss from operations	(19,673)	(15.28)	(16,968)	(14.50)	(59)	(0.08)

Dividends	(2,782)	(2.16)	(14,358)	(12.28)	-	-

Net loss available to ADS shareholders	(22,455)	(17.44)	(31,326)	(26.78)	(59)	(0.08)

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

Reconciliations of GAAP to Non-GAAP financial measures are provided below

Reconciliation of (loss) earnings before interest, taxes, amortization and depreciation (EBITDA):

(The amounts in the table below are expressed in thousands)

	2006	2005	2004
		(as restated)	(as restated)

Net (loss) earnings from continuing operations	$(11,288)	$(893)	$163
Interest expense, net	2,396	1,897	419
Depreciation and amortization - G&A	1,358	1,735	1,278
Depreciation - Cost of Goods Sold	4,079	3,079	1,405
Income tax expense	1,955	581	686
EBITDA	$(1,500)	$6,399	$3,951

Comparison of the year ended December 31, 2006 to the year ended December 31, 2005

Net sales:

Net sales increased during 2006 by $11.8 million, or by 10.1%, from $117.0 million in 2005 to $128.8 million in 2006. The increase is mainly due to increased sales of packaging boxes of Motorola phones from the packaging division of Hua Yang and additional toy sales by IPI, which was partially offset by declining OEM sales from HKTC and a decrease in sales of party products and accessories by Kord. The sales breakdown by category for 2006 and 2005 and as a percentage of net sales is as follows:

	2006		2005 (as restated)
	Net sales	% of net sales	Net sales	% of net sales
	($000’s)		($000’s)
Printing and Packaging:
Books and board games	27,208	21.1	27,734	23.7
Packaging products	33,490	26.0	22,691	19.4
Total printing and packaging	60,698	47.1	50,425	43.1

Party Products and accessories	27,398	21.3	28,901	24.7

Toy Products:
North American distribution, net	33,778	26.2	25,490	21.8
HKTC - OEM products	4,391	3.4	8,940	7.7
HKTC - Playwell brand products	2,495	2.0	3,207	2.7
Total toy products	40,664	31.6	37,637	32.2
Net sales	128,760	100.0	116,963	100.0

Sales from the book and board game division of Hua Yang remained constant from 2005 to 2006.

Hua Yang’s packaging products division’s sales increased by $10.8 million, or 47.6% from 2005 to 2006, which was mostly due to the addition of the Motorola phone packaging business, which began in late 2005.

Sales for party products and accessories from the Kord manufacturing division decreased $1.5 million, or 5.2% from 2005 to 2006, principally because certain customers did not repeat orders for promotional purposes in 2006.

Sales by IPI for North American distribution are consolidated beginning in March 2005 after the Company acquired IPI on March 1, 2005. Accordingly, the period to period comparison of IPI sales is limited. The additional two months of sales in 2006 and other sales growth resulted in an overall sales increase of $8.3 million, or 32.5% from 2005 to 2006 for North American distribution.

OEM product sales decreased $4.5 million, or 50.9%, from $8.9 million in 2005 to $4.4 million in 2006, which was principally due to the discontinuance of the distribution of Toy Biz items. Playwell brand product sales decreased $0.7 million, or 22.2%, from $3.2 million in 2005 to $2.5 million in 2006 due to the decrease in demand of HKTC’s Playwell brand products.

Cost of goods sold:

Cost of goods sold increased $12.5 million, or 14.1%, from $89.2 million in 2005 to $101.7 million in 2006, as compared to the 10.1% increase in net sales over the same period. The primary driver of the cost of goods sold increase was the increased sales activities of the Hua Yang and IPI businesses, as well as a shift in product mix from 2005 to 2006 and the increased cost of labor in PRC, which affected the cost of goods sold for the Hua Yang and Kord businesses.

Gross profit:

As a result of the foregoing, gross profit for the Company decreased 2.6% from $27.8 million in 2005 to $27.1 million in 2006.  The Company’s overall gross profit margin decreased from 23.8% in 2005 to 21.0% in 2006, due primarily to the shift in product mix from 2005 to 2006, as detailed above in the Net Sales description.  Also, the increased cost of labor in PRC caused reductions in gross profit margins for both Hua Yang and Kord from 2005 to 2006.  For 2006, IPI had margins of 41.2%, Hua Yang had margins of 16.7%, Kord had margins of 14.4% and the Playwell and OEM divisions had margins near 0.0%.

Other operating income:

Other operating income increased by $2.3 million, or 172.3%, from $1.3 million in 2005 to $3.6 million in 2006. Hua Yang recorded $2.4 million of other operating income for the year ended December 31, 2006, including recovery of a previously written-off bad debt of approximately $1.9 million and claims of other income of approximately $0.4 million from the same debtor. In 2006, $0.8 million of the other operating income was attributable to Kord, of which $0.5 million related to the provision of design, filming and set up fees received from certain customers, and $0.4 million was attributable to HKTC, which included services fees of about $0.3 million received from certain related companies for administrative services provided to them in 2006.

General and administrative expenses:

General and administrative expenses increased by $6.6 million, or 38.5%, from $17.1 million in 2005 to $23.7 million in 2006. The incremental increase in these expenses from each operating subsidiary was as follows:

•	$1.0 million for Hua Yang due to increased staff costs in the PRC in 2006;

•	$0.7 million for Kord due primarily from increased staff costs in 2006;

•	$4.5 million for HKTC due primarily to write-offs and payment of minimum guarantee of various licenses of $3.8 million, bad debt provision of $0.7 million in 2006; and

•	$0.4 million for IPI which was included for the full year in 2006 as compared to ten months in 2005.

Selling and distribution expenses:

Selling and distribution expenses increased $3.7 million, or 42.7%, from $8.7 million in 2005 to $12.4 million in 2006.

The incremental increase in these expenses was principally due to a $2.6 million increase by IPI related to the increase in its sales activities from 2005 to 2006 and a $1.6 million increase by Hua Yang related to the increase in its sales activities from 2005 to 2006. These increases were partially offset by decreases by Kord of $0.5 million.

Depreciation and Amortization:

Depreciation and amortization decreased from $0.4 million, or 21.7%, from $1.7 million in 2005 to $1.3 million in 2006. The incremental decrease in these costs derived from each operating subsidiary was as follows:

•	($0.4 million) reduction for HKTC due to the full depreciation of a number of tools recognized in 2005;

•	$0.2 million increase for Hua Yang; and

•	($0.2 million) reduction for Kord.

Interest expense:

Interest expense increased $0.5 million, or 25.6%, from $1.9 million in 2005 to $2.4 million in 2006. The incremental increase in these expenses was due to increased borrowings by the Company’s subsidiaries in 2006, which led to increased interest payments by Hua Yang, Kord and IPI of $0.3 million, $0.1 million and $0.1 million, respectively.

Income taxes:

Income taxes increased $1.4 million, or 236.5%, from $0.6 million in 2005 to $2.0 million in 2006. The increase in income taxes was principally due to an increase in income taxes paid by Hua Yang and IPI, which was partially offset by a decrease in income taxes paid by Kord.

Net loss from continuing operations:

As a result of the foregoing, the Company had a net loss from continuing operations of $11.3 million in 2006 as compared to a net loss from continuing operations of $0.9 million in 2005. EBITDA from continuing operation was a loss of $1.5 million for 2006 as compared to a positive EBITDA from continuing operation of $6.4 million in 2005.

Discontinued Operations:

Discontinued operations consist of operations of Gatelink, Asian World, Grand Canada, Grand Toys International, Inc. and the Crayola business conducted by Grand Toys (HK) Ltd. For 2006, the aggregate sales from and net loss attributable to such discontinued operations were $12.4 million and $8.4 million, respectively. For 2005, the aggregate sales and net loss attributable to such discontinued operations were $14.4 million and $16.1 million, respectively.

Net loss available to ADS holders:

As a result of the foregoing, net loss charged to ADS holders for 2006 was approximately $22.5 million, as compared to net loss of approximately $31.3 million for 2005.

Dividends:

The 2006 period includes $0.8 million of dividends paid on the Series A Preference Shares and $2.0 million of dividends paid on the Series B Preference Shares

Dividends for 2005 include $1.0 million of deemed dividends which resulted from the difference between the conversion price of the Series A Preference Shares into Grand ADSs, based on the average closing stock price for the 40 days preceding the share issuance, and the actual market price on the date of issuance of the Series A Preference Shares; and $12.8 million of deemed dividends which resulted from the difference between the total value of the Series B Preference Shares at the date of issuance plus other value granted to Cornerstone Beststep and the original cost paid by Cornerstone Overseas for the shares of Hua Yang and Kord.

Also included in 2005 were $0.6 million of dividends paid on the Series A Preference Shares for the period from April 15, 2005 - December 31, 2005; and $0.04 million of dividends paid on the Series B Preference Shares for the period December 22, 2005 - December 31, 2005.

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004

Net sales:

Net sales increased during 2005 by $48.3 million, or 70.3%, from $68.7 million in 2004 to $117.0 million in 2005. The increase was principally due to the addition of sales from IPI, Hua Yang and Kord, which was partially offset by declining OEM sales and Playwell brand product sales by HKTC. The sales breakdown by category for 2005 and 2004 and as a percentage of net sales is as follows:

	2005 (as restated)		2004 (as restated)
	Net sales	% of net sales	Net sales	% of net sales
	($000’s)		($000’s)
Printing and Packaging:
Books and board games	27,734	23.7	22,069	32.2
Packaging products	22,691	19.4	10,450	15.2
Total printing and packaging	50,425	43.1	32,519	47.4

Party Products and accessories	28,901	24.7	13,549	19.7

Toy Products:
North American distribution, net	25,490	21.8	-	-
HKTC - OEM products	8,940	7.7	16,541	24.1
HKTC - Playwell brand products	3,207	2.7	5,112	7.4
Others	-	-	942	1.4
Total Toy Products	37,637	32.2	22,595	32.9
Net sales	116,963	100.0	68,663	100.0

Sales from the book and board game division and the packaging division of Hua Yang increased primarily due to the full year consolidation of Hua Yang’s results of operations in 2005 as compared to the seven months of consolidated results in 2004.

Sales for party products and accessories from the Kord manufacturing division increased primarily due to the full year consolidation of Kord’s results of operations in 2005 as compared to the six months of consolidated results in 2004.

Sales from IPI for North American distribution began to be consolidated with the Company’s consolidated financial statements beginning on March 1, 2005 when the Company acquired IPI.

OEM product sales decreased $7.6 million, or 46.0%, from $16.5 million in 2004 to $8.9 million in 2005 due to a decrease in the HKTC-designed Toy Biz products from 2004 to 2005. Playwell brand product sales decreased $1.9 million, or 37.3%, from $5.1 million in 2004 to $3.2 million in 2005 due to the decrease in demand for HKTC’s products.

Cost of goods sold:

Cost of goods sold increased $33.6 million, or 60.6%, from $55.5 million in 2005 to $89.1 million in 2006, as compared to the 70.3% increase in net sales over the same period. The primary driver of the cost of goods sold increase was the increased sales of the Hua Yang, Kord and IPI businesses, as well as a shift in product mix from 2004 to 2005.

Gross profit:

As a result of the foregoing, gross profit for the Company increased by $14.7 million, or 111.4%, from $13.1 million in 2004 to $27.8 million in 2005. The Company’s overall gross profit margin increased from 19.2% in 2004 to 23.8% in 2005. The increased gross profit margin is due to the shift in product mix from 2004 to 2005. For 2005, IPI had margins of 42.9%, Hua Yang had margins of 19.4%, Kord had margins of 19.4% and the Playwell and OEM had margins of 12.2%.

Other operating income:

Other operating income increased threefold from $0.3 million in 2004 to $1.3 million in 2005. In 2005, $0.5 million of the increase in other operating income is attributable to Hua Yang and $0.3 million of the increase amount is attributable to Kord. Other income in 2005 resulted primarily from sales of scrap products and sundry income.

General and administrative expenses:

General and administrative expenses increased by $9.2 million, or 115.3%, from $7.9 million in 2004 to $17.1 million in 2005. The incremental increase in these expenses from each operating subsidiary was as follows:

•	$3.3 million for IPI for 10 months in 2005;

•	$1.9 million for full-year operations at Hua Yang;

•	$2.3 million in corporate recurring expenses for full-year operations in 2005; and

•	$1.7 million for full-year operations at Kord.

Selling and distribution expenses:

Selling and distribution expenses increased $5.7 million, or 196.5%, from $2.9 million in 2004 to approximately $8.6 million in 2005. The incremental increase in these expenses derived from each operating subsidiary was as follows:

•	$4.8 million for IPI for 10 months in 2005;

•	$0.6 million for full-year operations at Kord; and

•	$0.4 million for full-year operations at Hua Yang.

There was a reduction in costs of $0.1 million for Playwell’s operations in 2005.

Depreciation and Amortization:

Depreciation and amortization increased $0.4 million, or 35.8%, from $1.3 million in 2004 to $1.7 million in 2005. The incremental increase in these costs derived from each operating subsidiary was as follows:

•	$0.4 million for IPI for 10 months in 2005;

•	($0.3 million) reduction for full-year operations at Hua Yang;

•	$0.2 million for full-year operations at Kord; and

•	$0.1 million increase in depreciation and amortization for Playwell operations in 2005.

Interest expense:

Interest expense increased threefold from $0.4 million in 2004 to $1.9 million in 2005. The incremental increase in these expenses was due to increased borrowings by the Company’s subsidiaries in 2005, which led to increased interest payments by Hua Yang, IPI and Kord of $1.0 million, $0.2 million and $0.1 million, respectively. In addition, the Company paid interest of $0.2 million on an exchangeable note from March 1, 2005 - April 15, 2005, which was issued in connection with the financing of the acquisition of IPI.

Income taxes:

Income taxes increased $0.1 million, or 15.3%, from $0.7 million in 2005 to $0.6 million in 2006. The incremental increase in income taxes was principally due to the increase in income taxes paid by IPI, Hua Yang and Kord following the full year consolidation of their results of operations, which was partially offset by a decrease in income taxes paid by Playwell.

Net (loss) earnings from continuing operations:

As a result of the foregoing, the Company had a net loss from continuing operations of $0.9 million in 2005 as compared to net earnings from continuing operations of $0.2 million in 2005. EBITDA from continuing operation increased to approximately $6.4 million for 2005 from approximately $4.0 million in 2004.

Discontinued Operations:

Discontinued operations consist of Gatelink, Asian World, Grand Canada and Grand Toys International, Inc. operations. For 2005, the aggregate sales from and net loss attributable to such discontinued operations were $14.4 million and $16.1 million, respectively. For 2004, the aggregate sales and net loss attributable to these discontinued operations were $6.9 million and $0.2 million, respectively.

Net loss available to ADS holders:

As a result of the foregoing, net loss available to ADS holders for 2005 was approximately $31.3 million, as compared to net loss of approximately $0.06 million for 2004.

Dividends:

Dividends for 2005 include $1.0 million of deemed dividends which resulted from the difference between the conversion price of the Series A Preference Shares into Grand ADSs, based on the average closing stock price for the 40 days preceding the share issuance, and the actual market price on the date of issuance of the Series A Preference Shares; and $12.8 million of deemed dividends which resulted from the difference between the total value of the Series B Preference Shares at the date of issuance plus other value granted to Cornerstone Beststep and the original cost paid by Cornerstone Overseas for the shares of Hua Yang and Kord.

Also included in 2005 were $0.6 million of dividends on the Series A Preference Shares for the period from April 15, 2005 - December 31, 2005; and $0.04 million of dividends on the Series B Preference Shares for the period December 22, 2005 - December 31, 2005.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The Company generally finances its operations through its cash flow from operations and the existence of working capital facilities in North America and in Hong Kong.

Net cash provided from operating activities from continuing operations was approximately $6.7 million in 2006 compared to $2.2 million of cash used for continuing operations in 2005, mostly as a result of the decrease in inventories, increase in payables to related parties, increase in other accounts payable and accrued liabilities and a lower increase in trade receivables in 2006, which was partially offset by the $10.4 million increase in net loss from continuing operations in 2006 as compared to 2005.

In 2006, net cash used in investing activities from continuing operations was $1.0 million compared to $8.5 million in 2005. In 2006, the net cash used in investing activities principally consisted of the payment of $1.2 million for the purchase of fixed assets and an increase of $0.2 million in pledged time deposits, offset by the settlement of a note receivable in the amount of $0.5 million. In 2005, net cash used in investing activities principally consisted of the payment of $7.6 million, which was used mostly for the acquisition of the business and assets of Eastern Raiser, and the payment of $2.5 million for the purchase of fixed assets.

In 2006, net cash used for financing activities from continuing operations was $8.0 million compared to net cash provided by financing activities of $9.6 million in 2005. In 2006, the Company repaid $0.9 million in bank borrowings, $3.7 million in trust receipt loans, $2.6 million of obligations under capital leases and $1.1 million in notes. In 2005, cash provided by financing activities was primarily attributed to net proceeds of $11.1 million from bank borrowings and $1.2 million from trust receipt loans. These proceeds were partially offset by $2.8 million in repayment of obligations under capital leases.

Net cash provided from operating activities from discontinued operations was approximately $1.8 million in 2006 compared to $2.3 million of cash used for operating activities from discontinued operations in 2005. Investing activities from the discontinued operations generated cash of $0.1 million in 2006 and used $0.04 million of cash in 2005. Financing activities for the discontinued operations provided cash of $0.2 million in 2006 and used $0.4 million of cash in 2005.

As at December 31, 2006, the Company had cash and cash equivalents of $4.5 million.

Working capital decreased from $5.2 million at December 31, 2005 to negative $9.3 million at December 31, 2006.

The Company has financed its acquisitions, in part, through borrowings and the sale of Preference Shares and the issuance of its equity securities. The purchase price for the acquisition of IPI on March 1, 2005 was approximately $8.9 million, of which $7.3 million was paid in cash and $1.6 million was paid by the delivery of 582,730 ADSs. Acquisition costs relating to this acquisition were approximately $853,000. In order to finance the cash portion of the purchase price and to provide ongoing working capital for IPI, the Company sold to Centralink an Exchangeable Note in the principal amount of $7.675 million for proceeds of $7.4 million. The Exchangeable Note was sold at a $275,000 discount in order to compensate Mr. Hsieh for providing the sellers of IPI with the option to require Centralink to purchase the portion of the purchase price paid in ADSs after the first anniversary of the closing of the IPI acquisition. The Exchangeable Note bore interest at 15% per annum and was exchanged for 2,000,000 Series A Preference Shares of the Company when the issuance of the Series A Preference Shares was approved by the Company’s shareholders at the Company’s 2005 Annual General Meeting on April 15, 2005.

The acquisition of Hua Yang and Kord on December 23, 2005 was accomplished through the issuance of 10,840,598 Series B Preference Shares of the Company and an offset of approximately $2.4 million of related-party receivables and did not involve any cash payments to Cornerstone Beststep. Acquisition costs relating to this acquisition were approximately $500,000.

The Company believes that the existing cash and cash equivalents, cash generated from operations and cash available from the existing and proposed credit facilities may not be sufficient to meet the Company’s present requirements. The Company is currently seeking financing alternatives to enable it to meet its cash requirements, which could include project-specific financing, additional public or private debt or equity financing. Any sale of additional equity would result in further dilution to the Company’s ADS holders. The incurrence of indebtedness would result in fixed obligations and could result in operating covenants that would restrict the Company’s operations. There can be no assurance that financing will be available in amounts or on terms acceptable to the Company, if at all.

From time to time, the Company evaluates possible investments, acquisitions or divestments and may, if a suitable opportunity arises, make an investment or acquisition or conduct a divestment, which may have a material adverse effect upon our liquidity and capital resources.

Indebtedness

North America:

On December 21, 2006, IPI entered into a $13.0 million revolving credit facility to finance IPI’s working capital needs with Citicapital Commercial Corporation. The facility is a committed line of credit collateralized by all of IPI’s assets and a guarantee from Grand US and has a term of 24 months, expiring on December 21, 2008. The interest rate on the revolving loan payable was 8.25% per annum at December 31, 2006 and equal to either London Interbank Offered Rate (“LIBOR”) plus 175 basis points or the U.S. prime rate, at the Company’s election.   Borrowing is limited based on a borrowing base formula consisting of eligible receivables and inventory.  As of December 31, 2006 and 2005, the amount outstanding was approximately $6.3 million and $5.7 million, respectively.

As of December 31, 2005 IPI failed to satisfy certain covenants of its credit facility and received a waiver from Citibank N.A. through May 15, 2006. As of May 15, 2006, the covenants were not satisfied and on June 30, 2006 Citibank N.A. stated that they would not extend the revolving credit facility and issued a reservation of rights letter on July 21, 2006. In the reservation of rights letter, Citibank N.A. stated that, they would not demand immediate repayment of all sums owing under the credit facility at this time.  The balance of $10,484,000, which was all converted to a prime rate loan with a maturity date of September 30, 2006, remained outstanding until a new credit line with Citicapital Commercial Corporation was completed on December 21, 2006.

Hong Kong and China:

The Company finances its Hong Kong and China operations through facilities provided by Hang Seng Bank Limited, DBS Bank (Hong Kong) Limited (“DBS”), Industrial and Commercial Bank of China (Asia) Limited, (“ICBC”) and East Asia GE Commercial Finance. The borrowings carry variable-rate interest at Hong Kong Interbank Offered Rate (“HIBOR”) or LIBOR or prime rate plus/minus certain percentage of up to a maximum of 1.5% per annum.

At December 31, 2006 the bank borrowings of the Company’s Hong Kong subsidiaries were secured by the following:

•	guarantees by certain subsidiaries, as well as guarantees by the Company, Cornerstone Overseas and Jeff Hsieh;

•	pledge of the Company’s time deposits of $263,000 and time deposits of $306,000 owned by the spouse of Jeff Hsieh;

•	certain inventories acquired and released under the trust receipt loans;

•	floating charge over certain debtors of Hua Yang, Kord and Playwell;

•	monies debentures over certain assets of the Company and certain properties owned by Jeff Hsieh or companies controlled by Jeff Hsieh and/or his spouse and/or their son; and

•	for certain bank loans granted to Hua Yang, corporate guarantees from Zindart Limited, the previous owner of Hua Yang.

As of December 31, 2006 and 2005, the Hong Kong-based subsidiaries of the Company had approximately $16.0 million and $16.7 million of short-term bank indebtedness outstanding, respectively. As of December 31, 2005, there was approximately $5.1 million of long-term debt.

Hua Yang:

As at December 31, 2006, Hua Yang has short-term indebtedness including bank overdrafts, secured trust receipt loans and secured bills receivable under recourse amounting to an aggregate of $12.4 million. As of December 31, 2005 the amount outstanding was $19.2 million.

In 2005, ICBC ceased extending credit to Hua Yang at the time of the Company’s acquisition of Hua Yang, but ICBC agreed to allow Hua Yang to gradually pay down the then existing balances by October 2006. These amounts were being repaid through cash generated from operations and through replacement facilities at other banking institutions. As of October 31, 2006, the $2.6 million outstanding balance on an overdraft facility with ICBC was linked with availability on another facility at ICBC used by Jeff Hsieh with the understanding that this would be paid down by the end of 2006. However, as of November 6, 2006, the $4.5 million balance on the ICBC term loan owed by Hua Yang was assumed by Cornerstone Overseas for a loan to be repaid by Hua Yang to Cornerstone Overseas in monthly installments beginning January 2007 and ending June 2008 at an interest rate equal to the Hong Kong dollar prime rate plus 1% per annum. Accordingly, $3.1 million and $1.4 million of such loan from Cornerstone Overseas will be repayable in 2007 and 2008, respectively.

Kord:

As at December 31, 2006, Kord has secured short term indebtedness including trust receipt loans and bills receivable under recourse amounting to an aggregate of $1.6 million. As of December 31, 2005, Kord had short term indebtedness and an unsecured term loan of $791,000, which bore an interest rate of 5.75% per annum and repayable by 60 monthly installments commencing from October, 2004. This bank loan has been replaced with a capital lease agreement with DBS and was classified as obligations under capital leases at December 31, 2006.

As at July 27, 2007, Centralink agreed to provide the Company a revolving loan facility of $2 million for one year up to 31 July 2008. The revolving loan facility is secured by a pledge of the Company’s equity interest in Kord and IPI and any outstanding payable and unpaid balance bears interest at the rate of 15% per annum.

Accounts Receivable

Accounts receivable at December 31, 2006 were $30.1 million compared to $27.5 million at December 31, 2005. Inventory at December 31, 2006 decreased to $17.1 million from $20.3 million at December 31, 2005.

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

Capital Expenditures

The Company made capital expenditures of $2.9 million, $2.5 million and $1.2 million in 2004, 2005 and 2006, respectively. The Company’s capital expenditures for 2006 principally consisted of purchases of fixed assets for Hua Yang’s and Kord’s manufacturing operations in the PRC for a total of approximately $1.2 million. The Company has made additional capital expenditures of approximately $0.4 million from January 1, 2007 until August 31, 2007 for purchases of fixed assets in connection with Hua Yang’s and Kord’s manufacturing operations in the PRC, leasehold improvements, computer equipment and tooling. Capital expenditures in 2007 and obligations under capital leases have been, and are expected to continue to be, funded through operating cash flows and our existing capital resources.

C. Research and Development

Not applicable.

D. Trend Information

Other than as disclosed elsewhere in this annual report, the directors are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2004 to December 31, 2006 that are reasonably likely to have a material effect on our net sales, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Off-Balance Sheet Arrangements

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated entity. We do not engage in trading activities involving non-exchange traded contracts.

F. Contractual Obligations

As of December 31, 2006, the Company has entered into long-term leases with minimum annual rental payments approximately as follows:

The amounts of the operating lease obligations reflect the lease for the premises and the office equipment.

(in 000’s)
	Within			More than
Contractual Obligations	1 year	1 - 3 years	4 -5 years	5 years	Total

Operating lease obligations	$3,071	$3,771	$585	$61	$7,488
Operating lease obligations under the agreement for Shenzhen Hua Yang	613	1,318	525	-	2,456
Minimum guarantee of royalties	152	121	4	-	277

G. Effects of Inflation

The Company does not believe that inflation has had a significant impact on its financial position or results of operations in the past three years.

H. Recently Issued Accounting Standards

In July 2006, the FASB issued Final Interpretation No. (“FIN”) 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold an uncertain tax position is required to meet before tax benefits associated with such uncertain tax positions are recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 excludes income taxes from the scope of SFAS No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the consolidated balance sheets prior to the adoption of FIN 48 and the amounts reported after adoption are accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings upon adoption of FIN 48. FIN 48 also requires that amounts recognized in the balance sheet related to uncertain tax positions be classified as a current or non-current liability, based upon the timing of the ultimate payment to a taxing authority. The Company has not completed its evaluation of FIN 48. The Company will adopt FIN 48 as of January 1, 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Company has not completed its evaluation of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently.  SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for the Company as of January 1, 2008.  The Company has not completed its evaluation of SFAS No. 159.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Directors:

Set forth below is the name, age, principal occupation and other information concerning each director. The information presented with respect to each director has been furnished by that person.

Name	Age	Director Since
Jeff Hsieh Cheng	57	December 2005
Douglas Van	50	April 2005
Kevin Murphy	48	December 2006
Francis K. Au	37	July 2007
Kenneth B. Fowler	48	July 2007
David C.W. Howell	44	July 2007
Matthew T. Baile	43	July 2007

Jeff Hsieh Cheng has served as Chief Executive Officer and a Director of the Company since December 2005.  Mr. Hsieh is the beneficial owner of a majority of the Company’s ADSs. Mr. Hsieh has over 25 years of experience in the toy and toy-related business. Mr. Hsieh is the owner of various PRC-based manufacturing operations, including Zhejiang Playwell Toy Co Ltd., and various retail operations in the PRC and various toy distribution companies throughout the world. Mr. Hsieh holds a bachelor’s degree from Soochow University, Taiwan. For a description of Mr. Hsieh’s other principal directorships, please refer to the section titled “Item 7B. - Related Party Transactions.”

Douglas Van has served as a Director of the Company since April 2005. Mr. Van has, since 1988, operated a venture company and acted in a capacity of advisor, fund raiser, project financer, asset manager and investor for projects and ventures ranging from real estate in the United States and China to manufacturing projects in China across different industries.  Until 1988, Mr. Van worked for Exxon Chemicals in Hong Kong and the United States in various disciplines ranging from sales and marketing, plant operations and research and development. Mr. Van attended Wah Yan College in Hong Kong before attending McGill University in Montreal, Canada, where he received a Bachelor of Science degree in chemical engineering. Mr. Van also has a Masters of Business Administration degree from University of Michigan, Ann Arbor.

Kevin Murphy has served as a Director of the Company since December 2006. Mr. Murphy has been the President and Chief Executive Officer of Hua Yang since November 2001 and, prior to that, was Vice President of Operations of Hua Yang from 1998 to 2001. Prior thereto, Mr. Murphy was Managing Director of a Malaysian production facility. Mr. Murphy holds a Masters Degree (M Sc) in Manufacturing System Engineering from Cranfield University in the UK.

Francis K. Au has served as a Director of the Company since July 2007. Mr. Au is a Managing Director and founding partner of Latitude Capital Group, an Asian boutique investment bank specializing in cross-border China M&A and private placements. Mr. Au is responsible for managing all aspects of deal origination and execution for Latitude. He is based in Latitude's Hong Kong office. Mr. Au currently focuses on covering the technology, general industries and healthcare sectors. Mr. Au is also an independent Board Director of CDC Software, CDC Games and CDC Mobile, which are wholly owned subsidiaries of NASDAQ listed CDC Corporation. Previously, Mr. Au was the Head of Media Investment Banking in Greater China for Lehman Brothers Asia. Mr. Au has extensive investment banking experience across all areas of corporate finance including equity and debt capital raising, as well as mergers and acquisition advisory having worked in both Lehman's New York and Hong Kong offices from 1992 to 2000. Mr. Au holds a Masters of Business Administration degree from Harvard Business School and a BA in Economics/East Asian Studies from Columbia University.

Kenneth. B. Fowler has served as a Director of the Company since July 2007. Mr. Fowler is the Chief Financial Officer for Hong Kong International School.  Prior to this, Mr. Fowler had been the Chief Financial Officer for Corgi International Limited (Corgi), a Nasdaq-listed entity that designed, manufactured and marketed brand name toys and collectible products.  Prior to joining Corgi, Mr. Fowler served as Chief Financial Officer for DeliriumCyberTouch Corporation (formerly Delirium Corporation), a leading pan-Asian Web solutions company with operations in five Asian countries.  He also served as senior vice president of finance for Chinadotcom Corporation, a Nasdaq-listed company. Prior to Chinadotcom, Mr. Fowler spent seven years with SkyTel Corporation ("SkyTel"), then a Nasdaq-listed international wireless messaging service provider (acquired by MCI Worldcom in October 1999).  Prior to SkyTel, Mr. Fowler spent almost 10 years in the audit and consulting arms of Price Waterhouse (now PriceWaterhouseCoopers) and Ernst & Young, where he provided strategic management consulting services as well as operations and information systems consulting services.  Mr. Fowler received a Masters of Business Administration degree from the Owen School at Vanderbilt University and a Bachelors of Accountancy degree from the University of Mississippi.

David C.W. Howell has served as a Director of the Company since July 2007. Mr. Howell is currently Executive Vice President - Finance of the Company and will assume the role of Chief Financial Officer following the 2007 Annual General Meeting. Mr. Howell was an Executive Vice President and Chief Financial Officer of Radica Games Limited, then a Nasdaq-listed company from September 1995 through to its acquisition by Mattel Inc. in 2006. He was also President Asian Operations from December 1998 to October 2005, Vice President and Chief Accounting Officer of Radica Games Limited from January 1994 to September 1995 and a director from January 1994 until May 2005 when he did not stand for re-election to the Board. From 1992 to 1994, Mr. Howell was the Finance Director and Company Secretary of Radica HK. From 1984 to 1991, Mr. Howell was employed by Ernst & Young in London, Hong Kong and Vietnam. Mr. Howell has a B.Sc. from Nottingham University, is a Fellow of the Institute of Chartered Accountants in England and Wales, and is a Fellow of the Hong Kong Institute of Certified Public Accountants. Mr. Howell is based in Hong Kong.

Matthew T. Baile has 20 years experience in consumer electronics product development, manufacturing and sales. As well as running his own product development consultancy firm, Centaurus Limited, he has worked with companies such as Philips, BMW and Rover Group as well as established consumer electronics brands such as Franklin and Lexibook. He has undertaken diverse management roles including product management, outsourcing consultancy, chief operating officer of Lexibook and Vice President of Product Development at Franklin Electronic Publishers Inc. He specializes in strategic planning, rapid product development and outsourcing. In his spare time he collaborates with the Hong Kong Government and the University of Science and Technology in research into micro fuel cells. Mr. Baile has served as a Director of the Company since July 2007.

There are no family relationships among any of our directors and executive officers.

Executive Officers and Senior Management

Our executive officers and other members of senior management are:

Name	Age	Title
Jeff Hsieh Cheng	57	Chief Executive Officer
Kevin Murphy	48	Chief Operating Officer and President and Chief Executive Officer, Hua Yang
Li San Tung	62	President, Kord
Michael Varda	48	Chief Executive Officer, International Playthings, Inc.
David J. Fremed	47	Chief Financial Officer
David C.W. Howell	44	Executive Vice President - Finance

Li San Tung is the founder of Kord and currently serves as its President. Mr. Li began the business in 1972 and grew Kord from a one-man start-up to a 2,000 employee company supplying local and international customers.

Michael Varda has served as Chief Executive Officer of International Playthings since March 2007. Mr. Varda joined International Playthings in 1993 as Chief Financial Officer, and was promoted to Chief Operating Officer in January 2004. Throughout his career at International Playthings, Mr. Varda has played an integral role in setting and implement the short and long term strategic plans for the company. In addition he has been directly responsible for all the financial functions, including budgeting, reporting and banking activities. As Chief Operating Officer, Mr. Varda had complete oversight of the company's operational and administrative activities, including warehousing, purchasing, credit, and personnel. Prior to joining International Playthings, Mr. Varda was Director of Finance, at Miller Harness Company, an importer and distributor of English riding equipment. Mr. Varda is a graduate of Rutgers University, with a B.A. in Accounting.

David Fremed has served as Executive Vice President and Chief Financial Officer of the Company since August 16, 2004. As we announced in December 2006, Mr. Fremed will step down from the position of Chief Financial Officer when his contract expires at the 2007 Annual General Meeting. From February 2004 to August 2004, Mr. Fremed was a consultant to Cornerstone Overseas, an affiliate of Grand, serving in the role of its principal financial officer. Prior to being engaged by Cornerstone Overseas, Mr. Fremed was the chief financial officer of Atari, Inc., a Nasdaq-listed company, from May 2000 to February 2004, where he was responsible for all treasury, budgeting, SEC reporting and compliance functions. In addition, Mr. Fremed was responsible for seeking potential acquisition candidates, negotiating terms of acquisition transactions, and integrating the newly acquired companies into Atari. From 1990 to 2000, Mr. Fremed held various financial positions at Marvel Enterprises, Inc., including serving as its chief financial officer, where he was responsible for arranging both debt and equity financings as well as managing the financial reporting, MIS, tax, and human resource departments. Mr. Fremed is a certified public accountant and holds a Masters of business administration degree from New York University and a bachelor of science degree from Albany State University.

B. Compensation

All directors of the Company receive an annual director’s fee of $25,000 and quarterly grants of options to purchase 1,250 ADSs, or 5,000 options per year, at an exercise price equal to the market price of the ADSs on the date of grant. In addition, non-employee directors receive additional quarterly grants of options to purchase 6,250 ADSs, or 25,000 options per year, at an exercise price equal to the market price of the ADSs on the date of grant. The quarterly director option grants during 2006 were: March 31st @ $1.74, June 30th @ $1.41, September 30th @ $0.83 and December 31st @ $1.32. Except for the foregoing, directors receive no other regular compensation for serving as a director.

The aggregate direct compensation paid or accrued on behalf of all directors and executive employees as a group during 2006 was $2,427,000. This amount includes directors’ fees and expenses for non-employee directors of $144,000. This amount does not include expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and directors and other fringe benefits commonly reimbursed. None of the non-employee directors have agreements with the Company that provide for benefits upon termination of service.

The Company has adopted a number of stock option programs in the past covering ADSs. All employees of the Company are eligible to participate in the Company’s stock option programs. In 2006 the Company’s directors and executive officers were granted options to purchase an aggregate of 430,000 ADSs, at an average exercise price of $1.332 per ADR and all of which will expire in 2016. During the first six months of 2007, the Company’s directors and executive officers were granted options to purchase an aggregate of 42,500 ADSs, at an average exercise price of $0.865 per ADR and all of which will expire in 2017.

As of December 31, 2006, options for an aggregate of 2,467,933 ADSs, with an average exercise price of $2.13 per ADR, are outstanding under the Company’s stock option programs, with options for an aggregate of approximately 440,000 ADSs available for future grant. For further information regarding the Company’s outstanding options, see Note 10 to the Notes to Consolidated Financial Statements.

Employment Agreements

Jeff Hsieh is the chief executive officer and a director of the Company and he does not have an employment agreement with the Company. Other than the annual director fee of $25,000, Mr. Hsieh received monthly salary of about $18,600 from the Company.

Kevin Murphy is party to an employment agreement with Cornerstone Overseas Investments, Limited dated November 2004 that was assumed by Grand Toys International Limited upon the acquisition of Hua Yang in December 2005. Under Mr. Murphy's employment agreement, Mr. Murphy is employed as president and chief executive officer of Hua Yang Printing Holdings Co., Limited. Mr. Murphy's employment agreement with the Company entitles him to receive an annual base salary of $250,000 and a bonus equal to 2% of the annual audited earnings before interest and taxes of the Hua Yang group. Upon the transfer of Hua Yang into the Company, Mr. Murphy was granted options to purchase 300,000 of the Company’s ADSs at a price of $1.36 per ADS, which price is equal to the closing market price of the Company’s ADSs on the last trading day prior to the date of the grant. The options will vest as to 100,000 ADSs on each of the first, second and third anniversaries of the option grant date and shall expire on the tenth anniversary of such date. Mr. Murphy is also given the use of a car and driver for business use in China, mobile phone and participation in a medical insurance plan.

The agreement provides for a five year term of employment until May 26, 2009. However, the agreement can be terminated at any time by Mr. Murphy by giving one month’s written notice, or by the Company without cause by giving seven month’s written notice.

Mr. Murphy's employment agreement also provides that, during its term and for one year following the termination of Mr. Murphy's employment, Mr. Murphy may not become associated with competitive entities that are actively engaged in the Company’s business.

Li San Tung is party to an employment agreement with Kord Holdings, Inc. dated July 30, 2004 that was assumed by Grand Toys International Limited with the acquisition of Kord in December 2005. Under Mr. Li's employment agreement, Mr. Li is employed as managing director of Kord Holdings, Inc. Mr. Li's employment agreement with the Company entitles him to receive an annual base salary of $277,000 and a performance-based annual bonus at the discretion of the Board. Mr. Li is also entitled to participate in any pension or medical insurance plan operated by Kord.

The agreement provides for a five year term of employment until July 30, 2009 and shall continue thereafter unless and until terminated by either the Company or Mr. Li giving to the other such period of notice in writing as may be mutually agreed between the parties, but not on or before July 30, 2006.

Mr. Li's employment agreement also provides that, during its term and for two years following the termination of Mr. Li's employment, Mr. Li may not become associated with competitive entities that are actively engaged in the Company’s business.

In conjunction with Cornerstone Overseas’s acquisition of Kord Holdings, Inc. from Li San Tung in June 2004, Cornerstone Overseas issued a promissory note to Mr. Li in the principal amount of HK$23.3 million (US$3.0 million) which is convertible into 746,795 Grand ADSs that are owned by a Cornerstone subsidiary. Subsequent to the acquisition of Kord, on March 14, 2005, audited accounts revealed a purchase price adjustment which resulted in Cornerstone issuing an additional promissory note to Mr. Li in the principal amount of HK$2,243,941 (US$288,000) which is convertible into 71,921 Grand ADSs owned by a Cornerstone subsidiary. These promissory notes have a maturity date of July 30, 2006. As of August 31, 2007, Mr. Li has not exercised the notes and converted them into Grand ADSs.

David Howell is party to an employment agreement with Grand Toys International Limited dated July 19, 2007. Under Mr. Howell’s employment agreement, Mr. Howell is employed as Executive Vice President - Finance as of July 6, 2007 and as Chief Financial Officer of the Company following the expiration of Mr. Fremed’s contract at the 2007 AGM. Mr. Howell’s employment agreement entitles him to receive an annual base salary of $375,000. Mr. Howell was granted options to purchase 300,000 of the Company’s ADSs at the closing market price of the Company’s ADSs on July 19, 2007 and will be granted another 300,000 options on July 19, 2008. Each grant of 300,000 options will vest as to 100,000 ADSs on each of the first, second and third anniversaries of the option grant date and shall expire on the tenth anniversary of such date.

The agreement provides for a two year term of employment until July 6, 2009. However, the agreement can be terminated at any time after the first anniversary by either party by giving six month’s written notice.

Mr. Howell's employment agreement also provides that, during its term and for one year following the termination of Mr. Howell's employment, Mr. Howell may not become associated with competitive entities that are actively engaged in the Company’s business.

Michael Varda is party to an employment agreement with International Playthings, Inc. dated March 1, 2007.  Under Mr. Varda’s employment agreement, Mr. Varda is employed as Chief Executive Officer of International Playthings, Inc. as of March 1, 2007.  Mr. Varda’s employment agreement entitles him to receive an annual base salary of $230,000.  Mr. Varda will be granted options to purchase 200,000 of the Company’s ADSs at the closing market price of the Company’s ADSs on the date of the next meeting of the Board of Directors following the execution of the employment agreement on August 14, 2007.  The options will vest as to 66,667, 66,667 and 66,666 ADSs on each of the first, second and third anniversaries of the option grant date, respectively, and shall expire on the tenth anniversary of such date.

The agreement provides for a three year term of employment until February 28, 2010.   The agreement can be terminated at any time by either party.

Mr. Varda's employment agreement also provides that, during its term and for six months following the termination of Mr. Varda's employment, Mr. Varda may not become associated with competitive entities that are actively engaged in IPI’s business.  For a period up to two years after the termination of Mr. Varda’s employment agreement, Mr. Varda may not solicit any business from IPI’s clients, customers, vendors or accounts.

C. Board Practices and Procedures

The Company’s board of directors is currently comprised of seven persons, of which three, Messrs. Van, Fowler and Baile have been determined to be independent within the meaning of applicable Nasdaq regulations. The Company’s Board is not comprised of a majority of independent directors as required by Nasdaq Marketplace Rule 4350(c)(i) because it is exempt from the requirement by virtue of the fact that it is a “controlled company” within the meaning of Nasdaq Marketplace Rule 4350 (c)(5) as a result of Mr. Hsieh’s beneficial ownership of more than 50% of the Company’s ordinary shares. All directors are entitled to review and retain copies of the Company’s documentation and examine the Company’s assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at the expense of the Company (subject to approval by the Board or by court).

For information regarding the period during which our current directors have served in their respective positions, please refer to “Item 6A. Directors and Senior Management” above. The Company’s Board members are elected for terms of one year. The Company believes that shareholders should have the opportunity to elect or re-elect all directors at each annual general meeting and that annual election of directors is an effective way to maintain and enhance the accountability of the Board.

No director has a contract with the Company providing for benefits upon termination, except for Mr. Murphy and Mr. Howell whose employment agreements provide for severance payments upon termination of employment. The severance provisions are described in Item 7 below.

Board Meetings

Meetings of the board of directors are held throughout the year, with additional special meetings scheduled when required.  The Board held two meetings in 2006 and acted by unanimous written consent on eighteen occasions.

Audit Committee Meetings

Meetings of the Audit Committee are held throughout the year, with additional special meetings scheduled when required.  The Audit Committee held 2 meetings in 2006 and acted by unanimous written consent on one occasion.

Executive Sessions of the Board

The independent members of the Board did not meet in executive session (without management or non independent directors’ participation) during 2006.

Home Country Practice

The Company is in compliance with corporate governance standards as currently applicable to the Company under Hong Kong, U.S., SEC and Nasdaq laws and regulations. As further described below, the Company has adopted an audit committee charter formalizing its procedures and duties, each pursuant to applicable laws and regulations.

Communications with the Board

Any holder of ADSs who desires to communicate directly with the Board may do so by mail addressed to any individual director, a group of directors, the Board or any Committee by either name or title at c/o Grand Toys International Limited, Suite 1501, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

Committees of the Board

Compensation Committee and Nominating Committee

By virtue of Mr. Hsieh’s beneficial ownership of more than 50% of the Company’s outstanding ordinary shares, the Company is a “controlled company” within the meaning of Nasdaq Marketplace Rule 4350(c)(5), and therefore, is exempt from the requirements of Nasdaq Marketplace Rules 4350(c)(3) and 4350(c)(5) requiring a compensation committee and nominating committee, respectively. Instead, the Company relies on the Board as a whole to review all senior executive compensation packages, and on Hong Kong law requirements regarding nomination of directors.

On August 14, 2007, although not required, the Company approved to set up a Compensation and Nomination Committee with Mr. Hsieh appointed as chairman, Mr. Van and Mr. Au appointed as members of the committee.

Audit Committee

The Board has a standing Audit Committee that has been chaired by Mr. Fowler since July 2007. The committee currently includes Mr. Fowler, Mr. Van and Mr. Baile. The Board determined that Mr. Fowler qualified as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K of the Exchange Act.

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

D. Employees

As of December 31, 2005 and 2006, the Company employed 5,284 and 3,825 full-time persons, respectively. Of the total employees as of December 31, 2006, 3,717 are located in China, 49 are located in Hong Kong, 48 are located in the United States and 11 are located in Canada. None of the Company's employees are subject to a collective bargaining agreement and the Company has never experienced a work stoppage. The workforce in China will fluctuate during the year depending on the product mix and timing of the manufacturing process. The Company’s management believes that its employee relations are satisfactory.

E. Share Ownership

As of August 31, 2007, all the directors and executive officers as a group beneficially held 15,416,566 ADSs and options to exercise ADSs (approximately 69.47% of the Company’s outstanding ADSs and options).

The ownership and ownership percentages as of August 31, 2007, for the directors and executive officers are:

Name	Beneficial ownership		% Ownership
Jeff Hsieh Cheng	46,886,280	(a)	90.93%
Kevin Murphy	100,000		*
Douglas Van	36,181		*
Frank Au	0		*
Ken Fowler	0		*
David Howell	0		*
Matthew Baile	0		*
Li San Tung	818,716	(b)	4.17%
Michael Varda	5,333		*
David Fremed	340,377		1.71%

*  Less than 1%

(a)	includes 14,932,174 ADSs and 2,000,000 Series A Preference shares convertible into 2,804,600 ADSs and 10,840,598 Series B Preference Shares convertible into 29,147,006 ADSs and 7,500 options.

(b)	Li San Tung holds promissory notes that allow him to receive 818,716 Grand ADSs from Cornerstone Overseas.

Directors:

Pursuant to the Grand Toys International 2004 Stock Option Plan, in consideration for serving as a director, all directors were automatically granted total options to purchase 1,250 ADSs at the end of each quarter. The non-employee directors earn an additional grant to purchase 6,250 ADS each quarter. The price of the option grants for 2006 and 2007 are: March 31, 2006 - $1.74, June 30, 2006 - $1.41, September 30, 2006 - $0.83, December 31, 2006 - $1.32, March 31, 2007 - $0.96, June 30, 2007 - $0.77 per ADS, and have a term of ten years from the date of grant.

Executives:

Options were issued to the executives pursuant to their employment contracts. On January 6, 2006, Kevin Murphy received options to purchase 300,000 ADSs at an exercise price of $1.36, vesting over three years.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

As of August 31, 2007 Mr. Jeff Hsieh beneficially owned 14,932,174 Grand ADSs (approximately 76.14% of the Company’s outstanding ADSs), 2,000,000 Series A Preference Shares (representing all of the outstanding Series A Preference Shares), which are convertible into 2,804,600 Grand ADSs (approximately 14.30% of the Company’s current outstanding ADSs), and 10,840,598 Series B Preference Shares (representing all of the outstanding Series A Preference Shares), which are convertible into 29,147,006 Grand ADSs (approximately 148.62% of the Company’s current outstanding ADSs). 10,196,915 of the ADSs beneficially owned by Mr. Hsieh were acquired by Centralink on August 16, 2004, all of the Series A Preference Shares beneficially owned by Mr. Hsieh were acquired by Centralink on April 15, 2005 and all of the Series B Preference Shares beneficially owned by Mr. Hsieh were acquired by Cornerstone Beststep on December 23, 2005. On a fully diluted basis, Mr. Hsieh’s beneficially ownership interest in the Company’s ADSs has increased from 62.43% on August 16, 2004 to 86.59% on August 31, 2007. To the best knowledge of the Company, as of August 31, 2007, no other shareholder beneficially owned 5% or more of the Company’s ordinary shares.

The provisions of the Preference Shares contain provisions protective to Centralink and Cornerstone Beststep, including, in the case of the Series A Preference Shares, a right of pre-emption in relation to any new securities offered by the Company to any third party. The Preference Shares are entitled to vote together with the holders of ordinary shares on an “as converted” basis.

B. Related Party Transactions

As of August 31, 2007 Mr. Jeff Hsieh beneficially owned 14,932,174 Grand ADSs (approximately 76.14% of the Company’s outstanding ADSs), 2,000,000 Series A Preference Shares which are convertible into 2,804,600 Grand ADSs (approximately 14.30% of the Company’s current outstanding ADSs) and 10,840,598 Series B Preference Shares which are convertible into 29,147,006 Grand ADSs (approximately 148.62% of the Company’s current outstanding ADSs). 10,196,915 of the ADSs beneficially owned by Mr. Hsieh were acquired by Centralink on August 16, 2004, all of the Series A Preference Shares beneficially owned by Mr. Hsieh were acquired by Centralink on April 15, 2005 and all of the Series B Preference Shares beneficially owned by Mr. Hsieh were acquired by Cornerstone Beststep on December 23, 2005. To the best knowledge of the Company, as of August 31, 2007, no other shareholder beneficially owned 5% or more of the Company’s ordinary shares.

The Company also has business transactions with entities owned or controlled by Mr. Hsieh. The terms of these transactions are as favorable to the Company as could be obtained with unrelated third parties. Mr. Hsieh’s relationship to these entities as at December 31, 2006 is as follows:

Name of related party	Relationship
Cornerstone Overseas Investments, Limited	Majority shareholder/Director
Sunny Smile International Ltd.	Majority shareholder/Director
Worldwide Toys Limited	Majority shareholder/Director
Playwell Industry Limited	Majority shareholder/Director
Dongguan Bailiwei Plaything Co. Ltd.	Majority shareholder/Director
Brand Management Ltd.	Majority shareholder/Director
Guangzhou Playwell Trading Co. Ltd.	Director
China Retail Management Limited	Majority shareholder/Director
Great Asian Development Inc.	Majority shareholder/Director
Long Sure Industries Limited	Director
Dongguan Playwell Products Co. Ltd.	Majority shareholder/Director
Zhejiang Playwell Toy Co Ltd.	Majority shareholder/Director
Hong Kong Toy USA	Majority shareholder/Director
Playwell S.A.R.L.	Majority shareholder/Director
Playwell International L.L.C.	Shareholder/Director
Zizzle (Hong Kong) Limited	Director
Kord Industrial (China) Company Limited	Majority shareholder/Director
Wham-O Asia, Limited	Majority shareholder/Director
Cornerstone Management (Shenzhen) Limited	Majority shareholder/Director

The related party balances and transactions were as follows:

(The amounts in the table below are expressed in thousands)

Name of related party	December 31, 2006	December 31, 2005
a) Amount due from related party:
Cornerstone Overseas Investments, Limited	$1	$-
Playwell International Company L.L.C.	32	-
Wham-O Asia, Limited	154	-
Worldwide Toys Limited	-	2,442
Playwell Industry Limited	353	507
Guangzhou Playwell Trading Co. Ltd.	593	391
China Retail Management Limited	22	-
Long Sure Industries Limited	2	-
Playwell S.A.R.L.	-	62
Zizzle (Hong Kong) Limited	22	115
Total due from related party	$1,179	$3,517
b) Amount due to related party:
Zhejiang Playwell Toy Co Ltd.	$464	$859
Cornerstone Overseas Investments, Limited	4,505	-
Playwell Industry Limited	84	1,477
Centralink Investments Limited	29	-
Directors/Shareholders	13	29
Worldwide Toys Limited	3	464
Cornerstone Management (Shenzhen) Limited	16	-
Playwell S.A.R.L.	49	-
Wham-O Asia, Limited	34	-
Zizzle (Hong Kong) Limited	29	-
Total due to related party	$5,226	$2,829

Other than the amount due to Cornerstone Overseas, all other amounts described above are unsecured, interest-free and have no fixed terms of repayment or with normal trading terms for the trading balances. The amount due to Cornerstone Overseas is unsecured, bearing interest of Hong Kong dollar prime rate plus 1% per annum and is repayable in monthly installments beginning January 2007 and ending June 2008.

(The amounts in the table below are expressed in thousands)

	For the years ended December 31,
Playwell International Limited	2006	2005	2004
			(as restated)
Sales
Playwell Industry Limited	$202	$113	$495
Worldwide Toys Limited	-	3,334	14,274
Dongguan Bailiwei Plaything Co. Ltd.	-	-	198
	202	3,447	14,967

Purchases
Playwell Industry Limited	686	4,008	12,661
Zheijiang Playwell Toy Co. Ltd.	1,791	4,851	3,963
Dongguan Bailiwei Products Co. Ltd.	-	-	23
	2,477	8,859	16,647

Other income
New Adventures Corporation	-	25	41
Cornerstone Management (Shenzhen) Limited	1	-	-
Cornerstone Overseas Investments, Limited	2	-	-
China Retail Management Limited	18	-	-
Zizzle (Hong Kong) Limited	27	-	-
Long Sure Industries Limited	6	-	-
Wham-O Asia, Limited	1	-	-
Worldwide Toys Limited	-	74	145
Playwell Industry Limited	-	21	2
Zheijiang Playwell Toy Co. Ltd.	193	-	-
	248	120	188
Royalty income
Guangzhou Playwell Trading Co. Ltd.	204	234	155

Commission income
Playwell Industry Limited	-	-	115

Rental expenses
Cornerstone Management (Shenzhen) Limited	79	-	-

Other expenses
Playwell Industry Limited	14	6	60
Worldwide Toys Limited	81	-	-
Wham-O Asia, Limited	37	-	-
Cornerstone Management (Shenzhen) Limited	134	-	-
	266	6	60
Purchase of fixed assets
Playwell Industry Limited	$-	$7	$-

			August 16 -
	December 31,	December 31,	December 31,
Grand US	2006	2005	2004

Purchases
Zheijiang Playwell Toy Co. Ltd.	31	-	-
Worldwide Toys Limited	150	1,612	417
Zizzle (Hong Kong) Limited	712	480	-
	893	2,092	417
Commissions
Worldwide Toys Limited	-	19	16
Zizzle (Hong Kong) Limited	9	1	-
	9	20	16
Other income
New Adventures Corporation	-	-	16

			May 25 -
	December 31,	December 31,	December 31,
Hua Yang	2006	2005	2004
Sales
Playwell Industry Limited	$209	$405	$83
Worldwide Toys Limited	170	5,744	646
Zizzle (Hong Kong) Limited	102	465	-
Zheijiang Playwell Toy Co. Ltd.	154	-	-
	635	6,614	729
Rental income
Playwell Industry Limited	44	56	-

Rental expenses
Jeff Hsieh	5	-	-
Cornerstone Management (Shenzhen) Limited	73	-	-
	78	-	-

Other expenses
Cornerstone Management (Shenzhen) Limited	18	-	-
Interest expenses
Cornerstone Overseas Investments, Limited	$62	$-	$-

			July 01 -
	December 31,	December 31,	December 31,
Kord	2006	2005	2004

Sales
China Retail Management Limited	$5	$14	$-
Playwell S.A.R.L.	286	445	-
Playwell International Company L.L.C.	32	17	-
	323	476	-

Rental expenses
Jeff Hsieh	3	-	-
Cornerstone Management (Shenzhen) Limited	43	-	-
	46	-	-

Other expenses
Cornerstone Management (Shenzhen) Limited	11	-	-
Zizzle (Hong Kong) Limited	29	-	-
	$40	$-	$-

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

Cornerstone Beststep, a company wholly beneficially owned by Mr. Hsieh, sold the entire issued share capitals of Hua Yang and Kord to the Company in December 2005 for a net purchase price of US$41,601,000. Such net purchase price was satisfied by issuing to Cornerstone Beststep 10,840,598 Series B Preference Shares. Since the Company, Hua Yang and Kord were under common-control by Mr. Hsieh prior to the Company’s acquisition of Hua Yang and Kord, a deemed dividend of US$12,751,758 resulted for the year ended December 31, 2005. Such deemed dividend was determined as being the market value of the Series B Preference Shares (as if they had been converted into ordinary shares/ADSs on the date of issuance, December 23, 2005), net of US$2,399,000, representing intercompany indebtedness between the Company and its subsidiaries on the one hand and Hua Yang and Kord and their respective subsidiaries on the other hand, and the original aggregate acquisition cost incurred by Cornerstone Overseas, the former parent company of Cornerstone Beststep, for Hua Yang and Kord of US$31,193,000. The Company received an opinion of an independent valuation firm that the transactions were fair to the shareholders of the Company from a financial point of view.

The Company’s principal executive offices at Suite 1501, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong are subject to a facilities sharing agreement whereby the Company shares space with three other companies controlled by Mr. Hsieh.

As of November 6, 2006, the $4.5 million balance on the ICBC term loan for Hua Yang, was assumed by Cornerstone Overseas for a loan to be repaid by Hua Yang in monthly installments beginning January 2007 and ending June 2008 at an interest rate of prime plus 1% per annum.

Pursuant to a credit agreement dated July 27, 2007, Centralink agreed to provide the Company a revolving loan of $2 million for one year up to July 31, 2008. The revolving loan is secured by the pledge of the Company’s equity interest in Kord and IPI and any outstanding payables and unpaid balances bear interest at the rate of 15% per annum.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

The consolidated financial statements of the Company, including the notes thereto, together with the report of independent certified public accountants thereon, are presented beginning at page F-1.

B. Legal Proceedings

On March 3, 2006, Grand Toys International Limited was named in a lawsuit for an alleged breach of a business advisory agreement. This suit was settled for a payment of $67,500 and this expense was reflected in the 2006 financial statements.

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

Two former executives of the Company have filed suit against the Company for payment of amounts past due in separate unrelated lawsuits. The amounts due are fully accounted for in the applicable period’s financial statements. Both cases are still pending.

During the year, certain subsidiaries received legal letters in respect of outstanding payments on tooling payment, master order liabilities, outstanding purchase liabilities and royalty payments for a total of approximately $3.5 million, of which $2.3 million was incurred in 2006 and was fully recorded in the consolidated statement of operations for the year ended December 31, 2006. Certain cases have been settled or settlement plans were reached with the vendors. As of August 13, 2007, approximately $700,000 of claims are still on hold with only legal letters received by the Company.

The Company believes that the ultimate resolution of any of these actual or threatened legal proceedings will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

C. Dividend Policy

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

D. Significant Changes

See the Company’s discussion of the Company’s operating and financial review and prospects set forth in Item 5.

Item 9. The Offer and Listing

Not applicable, except for Item 9.A.4 and Item 9.C.

A. Offer and Listing Details

The following table sets forth the range of high and low closing representative bid prices for the Company’s ADSs as reported by NASDAQ, for (i) each of the three most recent fiscal years, (ii) each quarter in the two most recent fiscal years and the most recent two quarters and (iii) for the most recent six months. The figures in U.S. Dollars represent prices between dealers, do not include retail mark-ups, markdowns or commissions and may not represent actual transactions.

Annually:

ADS	Representative Bid Prices
	High ($)	Low ($)
August 16, 2004 — December 31, 2004	3.48	1.60
January 1, 2005 — December 31, 2005	3.30	1.25
January 1, 2006 — December 31, 2006	2.38	0.51

Quarterly:

ADS	Representative Bid Prices
	High ($)	Low ($)

2005
First quarter	3.30	2.31
Second quarter	3.16	1.77
Third Quarter	2.40	1.65
Fourth Quarter	2.76	1.25
2006
First quarter	2.38	1.10
Second quarter	1.99	1.25
Third quarter	1.50	0.83
Fourth quarter	2.25	0.51
2007
First quarter	1.46	0.80
Second quarter	1.10	0.64
Third quarter	0.90	0.35

Monthly:

ADS	Representative Bid Prices
	High ($)	Low ($)
2007
January	1.46	1.11
February	1.17	0.83
March	1.15	0.80
April	1.10	0.83
May	1.00	0.78
June	0.94	0.64
July	0.90	0.64
August	0.80	0.42
September	0.59	0.35

On October 1, 2007, there was a change in the ADS to ordinary share ratio from a ratio of 1 ADS for every 1 ordinary share of the Company to 1 ADS for every 5 ordinary shares of the Company. On October 10, 2007, the last reported sales price for the Company’s ADSs on NASDAQ was $4.3 per share.

B. Plan of Distribution

Not applicable.

C. Markets

The Company’s ADSs have, since August 16, 2004, traded on the NASDAQ Capital Market (formerly NASDAQ SmallCap Market) under the symbol “GRIN”. The Bank of New York serves as Depositary for the ADSs. Each ADS represents beneficial ownership of one ordinary share. On September 18, 2007, the Company announced that it would be changing the ratio of ordinary shares per ADS from one ordinary share per ADS to five ordinary shares per ADS, effective as of October 1, 2007.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

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

C. Material Contracts

For a summary of any material contract entered into by the company or any of its consolidated subsidiaries outside of the ordinary course of business during the last two years, see “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 7. Major Shareholders and Related Party Transactions”.

D. Exchange Controls

No Hong Kong laws or regulations restrict the import or export of capital or affect the payment of dividends to non-resident holders of ordinary shares.

E. Taxation

U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of the Company’s ADSs.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the acquisition, ownership, and disposition of the Company’s ADSs. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s ADSs. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of the acquisition, ownership, and disposition of the Company’s ADSs.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the Internal Revenue Service (the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Annual Report. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of the Company’s ADSs that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S., or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of the Company’s ADSs other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s ADSs to non-U.S. Holders. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition, ownership, and disposition of the Company’s ADSs.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s ADSs to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Company’s ADSs as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired the Company’s ADSs in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold the Company’s ADSs other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of shares of the Company entitled to vote. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s ADSs.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the Company’s ADSs, the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s ADSs to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Company’s ADSs.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address the U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Company’s ADSs. Each U.S. Holder should consult its own tax advisor regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of the acquisition, ownership, and disposition of the Company’s ADSs.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of the Company’s ADSs

Distributions on the Company’s ADSs

General Taxation of Distributions

Subject to the “passive foreign investment company” rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Company’s ADSs will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Company’s ADSs and, (b) thereafter, as gain from the sale or exchange of such the Company’s ADSs. (See “Disposition of the Company’s ADSs” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning or before January 1, 2011, a dividend paid by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) the Company is a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on the Company’s ADSs that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

The Company generally will be a “qualified foreign corporation” under Section 1(h)(11) of the Code (a “QFC”) if (a) the Company is eligible for the benefits of a comprehensive income tax treaty within the meaning of Sec. 1(h)(11)(C)(i)(II) of the Code, or (b) the Company’s ADSs are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of such requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company” (as defined below) for the taxable year during which the Company pays a dividend or for the preceding taxable year.

As discussed below, the Company does not believe that it was a “passive foreign investment company” for the taxable year ended December 31, 2006, and based on current business plans and financial projections, does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2007. (See “Additional Rules that May Apply to U.S. Holders—Passive Foreign Investment Company” below). However, there can be no assurances that the Company will be a QFC for the current or any future taxable year or that the Company will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If the Company is not a QFC, a dividend paid by the Company to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution received on the the Company’s ADSs in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends received on the Company’s ADSs generally will not be eligible for the “dividends received deduction.” The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this summary, and a U.S. Holder that is a corporation should consult its own tax advisor regarding the dividends received deduction.

Disposition of the Company’s ADSs

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of the Company’s ADSs in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the Company’s ADSs sold or otherwise disposed of. Subject to the “passive foreign investment company” rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Company’s ADSs are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) foreign income tax with respect to dividends received on the Company’s ADSs generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such foreign income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a taxable year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Company’s ADSs generally will be treated as “U.S. source” for purposes of applying the foreign tax credit rules. Dividends received on the Company’s ADSs generally will be treated as “foreign source” and generally will be categorized as “passive income.” The foreign tax credit rules are complex, and each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, the Company’s ADSs generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If the Company is a “controlled foreign corporation” or a “passive foreign investment company” (each as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of the Company’s ADSs.

Controlled Foreign Corporation

The Company generally will be a “controlled foreign corporation” under Section 957(a) of the Code (a “CFC”) if more than 50% of the total voting power or the total value of the outstanding shares of the Company is owned, directly or indirectly, by citizens or residents of the U.S., domestic partnerships, domestic corporations, domestic estates, or domestic trusts (each as defined in Section 7701(a)(30) of the Code), each of which own, directly or indirectly, 10% or more of the total voting power of the outstanding shares of the Company (a “10% Shareholder”).

If the Company is a CFC, a 10% Shareholder generally will be subject to current U.S. federal income tax with respect to (a) such 10% Shareholder’s pro rata share of the “subpart F income” (as defined in Section 952 of the Code) of the Company and (b) such 10% Shareholder’s pro rata share of the earnings of the Company invested in “United States property” (as defined in Section 956 of the Code). In addition, under Section 1248 of the Code, any gain recognized on the sale or other taxable disposition of the Company’s ADSs by a U.S. Holder that was a 10% Shareholder at any time during the five-year period ending with such sale or other taxable disposition generally will be treated as a dividend to the extent of the “earnings and profits” of the Company that are attributable to the Company’s ADSs. If the Company is both a CFC and a “passive foreign investment company” (as defined below), the Company generally will be treated as a CFC (and not as a “passive foreign investment company”) with respect to any 10% Shareholder.

The Company does not believe that it has previously been, or currently is, a CFC. However, there can be no assurance that the Company will not be a CFC for the current or any subsequent taxable year.

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

The Company does not believe that it was a “passive foreign investment company” for the taxable year ended December 31, 2006, and based on current business plans and financial projections, does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2007. The Company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. However, the tests for determining PFIC status are applied annually, and it is difficult to accurately predict the Company's future income and assets, which are relevant to this determination. Accordingly, although not anticipated, the Company cannot assure you that it will not become a PFIC. If the Company’s were to become a PFIC, then, subject to the discussion below, U.S. holders would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the Company ADSs.

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

Hong Kong Tax Consequences to Holders of Grand HK ADSs

Holders will generally not be liable for Hong Kong profits or withholding taxes, on dividends received with respect to the Company’s ADSs or on capital gains realized upon the sale of the Company’s ADSs. However, Hong Kong profits taxes may apply to holders who are engaged in Hong Kong in the trade or business of buying and selling shares.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

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

The Company’s ADSs are quoted on the Nasdaq Capital Market.

Information about the Company is also available on its website at http//www.grand.com. Such information on its website is not part of this annual report.

I. Subsidiary Information

Not applicable.

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

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

The Company maintains working capital facilities for its operations. All of the Company’s loan facilities are uncommitted and the lenders have the right to withhold extending credit in their sole discretion. In addition, these facilities have certain financial covenants that must be maintained.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, with the participation of the Chief Executive Officer and Chief Financial Officer, as well as other key members of the Company’s management, of the effectiveness of the Company’s disclosure and procedures as of the end of the period covered by this report. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective, as of December 31, 2006, to provide reasonable assurance that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  During the evaluation process, certain weaknesses in disclosure controls and procedures were identified, notably:

(i)
A lack of control over filing of documentation and extended time requirements for approvals and accounting procedures as a result of the initial split of accounting teams and subsequent movement of the teams between  the Shenzhen office and Bao An office of Hua Yang .

(ii)
High staff turnover in the accounting department of Hua Yang in part as a result of the same move resulted in lack of transfer of knowledge of the accounting systems and practices and required a higher learning curve for new accounting personnel which delayed accounting procedures from taking place in a timely manner.

(iii)	The acquisition of the Dongguan factory and subsequent merger of its accounting system with that of the accounting systems at the Bao An office of Hua Yang lead to delays in accounting procedures.

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by the Securities and Exchange Commission.

There were no changes in our internal controls over financial reporting identified in connection with the evaluation required by Rules 13a−15 or 15d−15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that Mr. Ken Fowler qualifies as an “audit committee financial expert” as defined in Item 401(h)(2) of Regulation S-K of the Securities and Exchange Act of 1934, as amended, and that Mr. Fowler is “independent” as such term is defined by Rule 4200 of the NASDAQ Marketplace Rules.

Item 16B. Code of Ethics

The Company has adopted a code of ethics that applies to all its employees, a copy of which will be provided upon written request to Jeff Hsieh, Suite 1501, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong. A copy of the Code of Ethics can be found in Item 19, Exhibits.

Item 16C. Principal Accountant Fees and Services

Summary of BDO McCabe Lo Limited and DELOITTE Touche Tohmatsu Fees For
Professional services rendered
Years Ended December 31,

	2006	2005

Audit	$440,000	$676,400
Audit related fees	-	-
Tax fees	-	-
All other fees	-	48,616

Audit Fees. The aggregate fees billed by BDO McCabe Lo Limited and Deloitte Touche Tohmatsu for the audit of the Company’s annual financial statements and services provided in connection with statutory or regulatory filings or engagements were $440,000 and $676,400, in the fiscal years ended December 31, 2006 and 2005, respectively.

Audit-Related Fees. There were no fees billed by BDO McCabe Lo Limited and Deloitte Touche Tohmatsu for assurance and related services that were reasonably related to the performance of the audit or review of the Company's financial statements for the fiscal years ended December 31, 2006 and 2005, respectively.

Tax Fees. There were no fees billed by BDO McCabe Lo Limited and Deloitte Touche Tohmatsu for professional services rendered for tax compliance, tax advice and tax planning for the fiscal years ended December, 31, 2006 and 2005, respectively.

All Other Fees. The aggregate fees billed by BDO McCabe Lo Limited and Deloitte Touche Tohmatsu for other fees were $nil and $48,616 for the fiscal years ended December 31, 2006 and 2005, respectively. The nature of the services performed for those fees was related to acquisitions and Sarbanes Oxley consulting. There were no other fees billed by BDO McCabe Lo Limited or Deloitte Touche Tohmatsu for the fiscal years ended December 31, 2006 and 2005.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

We have not sought an exemption from the applicable listing standards for the audit committee of our board of directors.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Part III
Item 17. Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements

The consolidated financial statements of the Company are included at the end of this annual report on Form 20-F.

Item 19. Exhibits

Exhibit
Number	Description of Document

8	List of Subsidiaries of Grand Toys International Limited

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b) and 18 U.S.C. 1350

15	Valuation and Qualifying Accounts and Allowances

**1.2	Amended and Restated By-Laws of Grand Toys International Limited, as amended

*******1.3	Amended Memorandum and Articles of Association of Grand Toys International Limited

***2.1	Form of Deposit Agreement among Grand Toys International Limited, The Bank of New York as depositary, and the holders from time to time of Grand Toys International Limited

****2.2	Form of American Depositary Receipt

*****4.1
Subscription and Exchange Agreement, dated November 14, 2003, by and among Grand Toys International, Inc., Grand Toys International Limited and Centralink Investments Limited, as amended by Amendment No. 1, dated March 6, 2004, Amendment No. 2, dated March 31, 2004, Amendment No. 3, dated May 31, 2004 and Amendment No. 4, dated July 26, 2004.

*****4.2	Amended and Restated Agreement and Plan of Merger between Grand Toys International Limited and Grand Toys International, Inc.

*******4.3	Amended and Restated Consulting Agreement between Elliot L. Bier and Grand Toys International Limited, dated September 1, 2004

*4.5	Form of Employment Agreement between David J. Fremed and Grand Toys International Limited

#4.5b	Form of Employment Agreement between Kevin Murphy and Cornerstone Overseas Investments Limited

4.5c	Form of Employment Agreement between Li San Tung and Kord Holdings, Inc., dated July 30, 2004.

4.5d	Form of Employment Agreement between David C.W. Howell and Grand Toys International Limited, dated July 19, 2007.

4.5e	Form of Employment Agreement between Michael Varda and International Playthings, Inc., dated March 1, 2007.

****4.8	Form of ADR Purchase Agreement, by and among Centralink Investments Limited, Stephen Altro, 2870304 Canada Inc., 136011 Canada Inc., David Mars, 136012 Canada Inc. and 2884330 Canada Inc.

**4.13	Agreement of Lease Between Storage Leaseholds Inc. and Grand Toys Ltd., dated October 2, 1998

#4.13a	Agreement of Lease Between Bee Dic Realty Co and IPI Acquisition Corp, dated December 1, 1995 (Amendment is in Exhibit 4.29)

#4.13b	Assignment and assumption of lease between International Playthings Inc and International Playthings Acquisition Corp, dated January 18, 2005

#4.13c	Consent to assignment and assumption of lease between International Playthings Inc and International Playthings Acquisition Corp, dated January 27, 2005

#4.13d	Landlord Estoppel Certificate, dated February 28, 2005

4.13e	Sublease Agreement between Corporation Paragon International and Grand Toys Ltd., dated June 17, 2007

**4.14	Form of Warrant for December 2001 Private Placement

*******4.19	Subscription Agreement relating to an Exchangeable Note between Grand Toys International Limited and Centralink Investments Limited, dated February 28, 2005

*******4.20	Securities Put Agreement by and among Tejomi Corporation, Mitejo LLC, Grand Toys International Limited and Jeff Hsieh Cheng, dated March 1, 2005

*******4.21
Asset Purchase Agreement among IPI Acquisition Corp, Grand Toys International Limited, International Playthings,Inc and Cambitoys, LLC and Ted Kiesewetter, Michael Varda and John Jordan, dated February 28, 2005

*******4.23	Loan Agreement between Citibank and International Playthings Inc., dated February 2, 2005

#4.23a	Credit Agreement between International Playthings Inc and Citibank, dated October, 2005

*******4.26	Grand Toys International Limited 2004 Stock Option Plan

#4.29	Amendment to lease agreement between Bee Dic Realty Co. and International Playthings Inc., dated August 2004

#4.30	Deed of Guaranty to Hang Seng Bank Limited

#4.32	Letter of factoring facility agreement between Kord Party Favour Manufactory Limited and Hang Seng Bank Limited, dated March 27, 2006

#4.33	Letter of factoring facility agreement between Hua Yang Printing Holdings Company Limited and Hang Seng Bank Limited, dated March 27, 2006

#4.34	Letter of revised credit banking facilities between Kord Gifts Manufactory Limited and ICBC(Asia) Limited, dated January 4, 2005

#4.35	Letter of revised credit banking facilities between Hua Yang Printing Holdings Company Limited and ICBC(Asia) Limited, dated February 24, 2005

#4.36	Letter of revised credit banking facilities between Kord Gifts Manufactory Limited and ICBC(Asia) Limited, dated April 30, 2005

#4.37	Letter of revised credit banking facilities between Hua Yang Printing Holdings Company Limited and ICBC(Asia) Limited, dated January 31, 2005

#4.38	Letter of revised credit banking facilities between Hong Kong Toy Centre Limited and ICBC(Asia) Limited, dated January 31, 2005

#4.39
Letter of banking facilities for Hong Kong Toy Centre Limited, Hua Yang Printing Holdings Company Limited Kord Gifts Manufactory Limited, Kord Party Favour Manufactory Limited and Shenzhen Hua Yang Printing Company Limited, dated March 27, 2006

4.42	Agreement of lease between Hollywood Palace Company Ltd. and Asian World Enterprises Co. Ltd., dated June 18, 2007

4.43	Credit Agreement between Centralink Investments Limited and Grand Toys International Limited, dated July 27, 2007

4.44	Letter of revised banking facilities between Hua Yang Printing Holdings Co. Limited and DBS Bank (Hong Kong) Limited dated February 9, 2007

4.45	Amendment to banking facilities between Hua Yang Printing Holdings Company Limited and East Asia GE Commercial Finance Limited, dated June 12, 2007

4.46	Loan Agreement between Wing Hang Bank and Kord Printing Company Ltd. dated March 16, 2007

4.47	Loan Agreement between Wing Hang Bank and Kord Party Favour Manufactory Ltd. dated March 16, 2007

4.48	Loan and Security Agreement between International Playthings, Inc. and Citicapital Commercial Corporation, dated December 21, 2006

4.49	Loan Agreement between Hua Yang Printing Holdings Co. Ltd. and Cornerstone Overseas Investments Limited, dated November 2006

*******11	Grand Toys International Limited Code of Ethics for Senior Financial officers

Legend:

*	Incorporated by reference to Grand Toys International Limited’s Registration Statement on Form F-4 filed on April 6, 2004

**	Incorporated by reference to Amendment No. 1 to Grand Toys International Limited’s Registration Statement on Form F-4 filed on June 2, 2004

***	Incorporated by reference to Grand Toys International Limited’s Registration Statement on Form F-6 filed on April 15, 2004

****	Incorporated by reference to Amendment No. 3 to Grand Toys International Limited’s Registration Statement on Form F-4 filed on July 27, 2004

*****	Incorporated by reference to the 424(b)(3) prospectus of Grand Toys International Limited filed on August 6, 2004

*******	Incorporated by reference to Grand Toys International Limited’s Registration Statement on Form 20-F filed on June 30, 2005

#	Incorporated by reference to Grand Toys International Limited’s Registration Statement on Form 20-F filed on November 15, 2006

GRAND TOYS INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Grand Toys International Limited

We have audited the accompanying consolidated balance sheet of Grand Toys International Limited as of December 31, 2006 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grand Toys International Limited at December 31, 2006, and the results of its operations and its cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in the footnote under the heading “going concern basis” to the financial statements, the Company has incurred a loss from operations for the year and has substantial cumulative losses and working capital deficiency. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or on the amount and classification of liabilities that may result from the outcome of this uncertainty.

/s/ BDO McCabe Lo Limited
BDO McCabe Lo Limited
Certified Public Accountants
Hong Kong, October 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Grand Toys International Limited

We have audited the accompanying consolidated balance sheet of Grand Toys International Limited and subsidiaries (the “Company”) as of December 31, 2005 and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the two years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grand Toys International Limited and subsidiaries as of December 31, 2005 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the footnote to the financial statements on F-11 and F-12, the accompanying 2005 and 2004 consolidated financial statements have been retrospectively adjusted for discontinued operations.

/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
November 15, 2006 (October 12, 2007 as to the retrospective adjustments for discontinued operation as mentioned in a footnote to the financial statements on F-11 and F-12)

Financial Statements

Consolidated Balance Sheets	F4 - F5

Consolidated Statements of Operations	F6 - F7

Consolidated Statements of Shareholders' Equity and Comprehensive Income	F8

Consolidated Statements of Cash Flows	F9 - F10

Notes to audited Consolidated Financial Statements	F11 - F58

GRAND TOYS INTERNATIONAL LIMITED

Part I. - Financial Information

Item 1. Consolidated Financial Statements

Consolidated Balance Sheets
(in thousands except the number of shares and per share data)

	December 31, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$4,458	$4,688
Pledged bank deposits	263	27
Investment securities (note 1 (l))	-	6
Trade receivables (net of allowance for	30,145	27,457
doubtful accounts of $4,242; 2005 -$4,644)
Inventories (note 1(h))	17,106	20,335
Due from related companies (note 19)	1,179	3,517
Notes receivable (note 3)	-	266
Income tax recoverable	197	89
Prepaid royalties	88	2,025
Other prepaid expenses and current assets (note 4)	2,518	3,729

Total current assets	55,954	62,139

Fixed assets, net (note 5)	20,097	21,097
Goodwill (note 1 (m))	21,817	26,018
Prepaid land lease payments (note 1 (i))	208	90
Other intangibles, net (note 6)	4,602	9,041
Notes receivable (note 3)	-	244

Total assets	$102,678	$118,629

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Balance Sheets (continued)
(in thousands except the number of shares and per share data)

	December 31, 2006	December 31, 2005
Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness (note 7)	$22,295	$22,343
Trade payables	16,269	16,938
Accrued payroll and related costs	5,062	2,106
Other accounts payable and accrued liabilities	13,516	9,688
Obligations under capital leases (note 8)	2,858	2,405
Due to related parties (note 19)	3,812	2,829
Income tax payable	1,394	634

Total current liabilities	65,206	56,943

Long term debt (note 7)	-	5,111
Due to related parties (note 19)	1,414	-
Notes payable (note 21 (a))	-	704
Deferred tax liabilities (note 11 (c))	2,044	3,311
Obligations under capital leases (note 8)	3,513	3,452
Dividend payable (note 9 (h))	1,391	446
Commitment and contingencies (notes 16 and 17)

Shareholders' equity:
Capital stock (note 9)
Voting ordinary shares, $0.13 par value
87,159,400 ordinary shares authorized
17,494,141 ordinary shares issued and outstanding	2,274	2,120
(2005 - 16,310,467)
Preference stock (note 9)
2,000,000 Series A preference shares, $0.13 par value	260	260
10,840,598 Series B preference shares, $0.13 par value	1,409	1,409
Deferred non-voting stock (note 9)
2 deferred non-voting shares, $0.13 par value	-	-

Additional paid-in-capital	72,139	69,826
Accumulated losses	(48,004)	(25,549)
Accumulated other comprehensive income -
Cumulative currency translation adjustment	1,032	596

Total shareholders' equity	29,110	48,662

Total liabilities and shareholders' equity	$102,678	$118,629

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Operations
(in thousands except the number of shares and per share data)
	For the years ended December 31,
	2006	2005	2004
		(as restated)	(as restated)
Net sales
- External	$127,802	$109,675	$55,059
- Affiliated companies	958	7,288	13,604
Total net sales	128,760	116,963	68,663

Cost of goods sold	101,693	89,165	55,516
Gross profit	27,067	27,798	13,147

Other operating income	3,649	1,340	309

Operating costs and expenses:
General and administrative	23,739	17,137	7,959
Selling and distribution	12,356	8,656	2,919
Depreciation and amortization	1,358	1,735	1,278
Impairment on intangible assets and goodwill	194	-	-
Total operating costs and expenses	37,647	27,528	12,156

Operating (loss) income	(6,931)	1,610	1,300

Non-operating expenses (income):
Interest expense	2,424	1,930	450
Interest income	(28)	(33)	(31)
Impairment loss on investment securities	6	25	32
Total non-operating expenses	2,402	1,922	451

(Loss) earnings before income taxes	(9,333)	(312)	849

Income taxes:
Current	2,096	446	565
Deferred	(141)	135	121
Total income taxes	1,955	581	686

Net (loss) earnings from continuing operations	(11,288)	(893)	163

Discontinued operations
Loss from discontinued operations	(10,737)	(16,421)	(116)
Income tax	(2,352)	(346)	106
Net loss from discontinued operations	(8,385)	(16,075)	(222)
Net loss from operations	(19,673)	(16,968)	(59)
Dividends (note 9 (h))	(2,782)	(14,358)	-
Net loss available to ADS shareholders	$(22,455)	$(31,326)	$(59)

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Operations, Continued
(in thousands except the number of shares and per share data)

	For the years ended December 31,
	2006	2005	2004
		(as restated)	(as restated)
Loss per American Depositary Shares (“ADS”):

Weighted average ADS outstanding:
Basic	16,868,456	16,137,667	12,092,592
Diluted	48,820,062	18,191,015	12,807,160

Net (loss) earnings - Continuing operations:
Basic	$(0.83)	$(0.95)	$0.01
Diluted	(0.83)	(0.95)	0.01

Net loss - Discontinued operations:
Basic	$(0.50)	$(1.00)	$(0.02)
Diluted	(0.50)	(1.00)	(0.02)

Net loss available to ADS shareholders
Basic	$(1.33)	$(1.94)	$-
Diluted	(1.33)	(1.94)	-

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(in thousands)

	Capital stock	Preference stock	Additional paid in capital	Retained earnings/ (accumulated losses)	Accumulated other comprehensive income	Total

January 01, 2004	$-	$-		$5,836	$22	$5,858
Share purchase on merger	2,025	-	26,628			28,653
Hua Yang and Kord acquisition			23,699			23,699
Net loss for the year				(59)		(59)
Foreign currency adjustment					274	274

Total comprehensive income				(59)	274	215
ADSs issued on option exercise	1		6			7
Compensation expense			(2)			(2)

December 31, 2004	2,026	-	50,331	5,777	296	58,430

Net loss for the year				(16,968)		(16,968)
Foreign currency adjustment					300	300

Total comprehensive income				(16,968)	300	(16,668)
Issue of (note 9 ):
Series A Preference Shares	92	260	10,541			10,893
Series B Preference Shares		1,409	8,943			10,352
Dividends on (note 9 (h)):
Series A Preference Shares				(572)		(572)
Deemed dividend				(991)		(991)
Series B Preference Shares				(43)		(43)
Deemed dividend				(12,752)		(12,752)
ADSs issued on option exercise	2		15			17
Compensation expense			(4)			(4)

December 31, 2005	2,120	1,669	69,826	(25,549)	596	48,662

Net loss for the year				(19,673)		(19,673)
Foreign currency adjustment					436	436

Total comprehensive income				(19,673)	436	(19,237)
Dividends on (note 9 (h)):
Series A Preference Shares				(806)		(806)
Series B Preference Shares				(1,976)		(1,976)
ADSs issued on option exercise	-		1			1
ADSs issued on settlement of dividend	154		1,683			1,837
Stock option expenses			629			629

December 31, 2006	$2,274	$1,669	$72,139	$(48,004)	$1,032	$29,110

See accompanying notes to audited consolidated financial statements.

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Cash Flows
(in thousands)

	For the years ended December 31,
	2006	2005	2004
		(as restated)	(as restated)
Cash flow from operating activities
Net (loss) earnings from continuing operations	$(11,288)	$(893)	$163
Adjustments for:
Depreciation and amortization - General and administrative expenses	1,358	1,735	1,278
Depreciation and amortization - Cost of goods sold	4,079	3,079	1,405
Impairment loss and write off of fixed assets	933	629	-
Impairment on intangible assets and goodwill	194	-	-
Income taxes	2,096	446	565
Deferred income taxes	(141)	135	121
Assets write-off	-	55	-
Loss (gain) on disposal of fixed assets	134	(132)	130
Compensation expense	-	(4)	(2)
Stock option expenses	629	-	-
Impairment loss on investment securities	6	25	32
Net change in operating working capital items (note 13)	8,674	(7,264)	(8,019)

Net cash provided by (used for) operating activities from continuing operations	6,674	(2,189)	(4,327)
Net cash provided by (used for) operating activities from discontinued operations	1,790	(2,312)	(1,720)

Net cash provided by (used for) operating activities	8,464	(4,501)	(6,047)

Cash flows from investing activities:
Proceeds from disposal of fixed assets	(4)	180	1
(Increase) decrease in pledged time deposits	(236)	570	(597)
Acquisition of business, net of cash required	-	(7,577)	1,269
Settlement of note receivable	510	827	63
Increase in other assets	-	-	(357)
Increase in intangibles	-	-	(11)
Additions to fixed assets	(1,247)	(2,513)	(2,935)

Net cash used for investing activities from continuing operations	(977)	(8,513)	(2,567)
Net cash provided by (used for) investing activities from discontinued operations	113	(43)	(46)

Net cash used for investing activities	$(864)	$(8,556)	$(2,613)

GRAND TOYS INTERNATIONAL LIMITED

Consolidated Statements of Cash Flows (continued)
(in thousands)

	For the years ended December 31,
	2006	2005	2004
		(as restated)	(as restated)
Cash flows from financing activities:
(Decrease) increase in bank indebtedness	$(926)	$13,161	$8,593
Repayment of bank indebtedness	-	(2,100)	-
Increase in amount due to ultimate holding company	-	-	1,051
Issuance of share capital on merger	-	-	8,700
Repayment of obligation under capital leases	(2,615)	(2,829)	(1,400)
Repayment of notes payable	(1,085)	-	-
Proceeds from ADSs exercise	1	17	2
(Decrease) increase in trust receipt loans	(3,745)	1,199	(236)
Other	325	135	(67)

Net cash (used for) provided by financing activities from continuing operations	(8,045)	9,583	16,643
Net cash provided by (used for) financing activities from discontinued operations	215	(362)	(1,381)

Net cash (used for) provided by financing activities	(7,830)	9,221	15,262

Net (decrease) increase in cash and cash equivalents	(230)	(3,836)	6,602
Cash and cash equivalents, beginning of year	4,688	8,524	1,922

Cash and cash equivalents, end of year	$4,458	$4,688	$8,524

See accompanying notes to audited consolidated financial statements.

Supplemental disclosure of cash flow information (note 14) and major non-cash transactions (note 15)

GRAND TOYS INTERNATIONAL LIMITED

Notes to audited Consolidated Financial Statements

Grand Toys International Limited (the “Company”), a company listed on the Nasdaq Capital Market, was incorporated under the laws of the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (“PRC”) on October 15, 2003. The Company was formerly a subsidiary of Grand Toys International, Inc. (“Grand US”), which is organized under the laws of Nevada, United States of America (“US”) and did not commence actual operations until the completion of the reorganization merger on August 16, 2004. Immediately after the reorganization merger, the Company became the parent company of Grand US and acquired Playwell International Limited (“Playwell”, a company incorporated in Hong Kong) and its then subsidiaries. For accounting purposes, the acquisition has been accounted for as a reverse acquisition, in which Playwell was the acquirer.

On March 1, 2005, Grand US acquired International Playthings, Inc. (“IPI”), a New Jersey, US toy distributor (see note 21(b)). The operating results for IPI have been included in the consolidated results of the Company since March 1, 2005.

On December 23, 2005, the Company purchased the shares of Hua Yang Holdings Co., Ltd. (“Hua Yang”, a company incorporated in Cayman Islands) and Kord Holdings, Inc. (“Kord”, a company incorporated in the British Virgin Islands), which were owned by Cornerstone Beststep International Limited (“Cornerstone Beststep”), a then subsidiary of Cornerstone Overseas Investments, Limited (“Cornerstone Overseas”). Hua Yang and Kord were acquired by Cornerstone Overseas on May 24, 2004 and June 18, 2004, respectively, and were subsequently transferred to Cornerstone Beststep. The Company, Hua Yang and Kord were under the common control of the Company’s major controlling shareholder, Jeff Hsieh and was the then sole ultimate beneficial owner of Hua Yang and Kord. The purchase method of accounting for the business combination was used; however, due to the common control of the entities, the Company has restated its financial statements back to the date of common control as if Hua Yang and Kord were part of the Company on the dates that they were acquired by Cornerstone Overseas (see note 21(c)). Under this method of accounting, the excess of the value paid to Cornerstone Beststep over the original cost of Hua Yang and Kord is reflected as a non-recurring deemed dividend in the 2005 financial statements. Further, the Company’s acquisition costs are treated as restructuring costs and recorded as an expense in the 2005 financial statements.

Through Hua Yang, on February 1, 2005 the Company acquired the business and certain assets of Eastern Raiser Printing Company Limited (“Eastern Raiser”), a Hong Kong incorporated company which engages in the printing and assembling of books and specialty packaging in the PRC (see note 21(a)).

At the end of 2006, the Company operated mainly through three main subsidiaries: Hua Yang, Kord and IPI. The Company, through its Hong Kong and US operating subsidiaries, develops, manufactures and distributes toy and toy-related products throughout the world; prints and assembles books and specialty packaging; and develops and manufactures party goods.

Operations discontinued in 2006

After the acquisition of Hua Yang and Kord in December 2005, and beginning in 2006, the Company implemented a plan to restructure the operating divisions of the Company to focus on profitable divisions and decided not to continue the following operations during the year:

i) Certain toy distribution business in the United States

In July 2006, the Company decided not to renew an existing license agreement with Binney & Smith for the Crayola dough product line beyond December 2006. The Crayola dough line was a key element of the Company’s plan to enter the US mass market for toys. The product line had been unprofitable, and the Company could not foresee this changing in the near future. The Company also discontinued certain other product lines targeted towards the US mass market and the Company de-emphasized all its efforts to enter the US mass market for toys.

ii) Mould manufacturing business

In August 2006, the Company terminated the business operation of one of the Playwell subsidiaries, Gatelink Mould Engineering Limited (“Gatelink”, a Hong Kong incorporated company). Gatelink manufactured moulds for products developed by Playwell and on an OEM basis for third parties. Historically, a significant portion of Gatelink’s operations involved making moulds for Marvel product lines licensed by Worldwide Toys Limited (“WWT”, formerly Toy Biz Worldwide Limited), a Hong Kong incorporated company controlled by Jeff Hsieh. WWT no longer had the rights to develop and distribute the Marvel line of products which eliminated Gatelink’s primary source of revenue. In order to develop new business required to operate Gatelink profitably, the Company would have had to invest significant capital in new tooling equipment for Gatelink. Management concluded that such an investment is not in the best interests of the Company as future profitability was uncertain and even if profits were generated from future operations, they might not be sufficient to offset the investment costs.

iii)  Distribution of toy and toy-related products to the mass market in Canada

In October 2006, the Company decided not to continue distributing toy and toy-related products to the mass market in Canada and ceased the operations of its Canadian subsidiary, Grand Toys Ltd. (“Grand Canada”), which conducted the Company’s Canadian mass market sales efforts. Management determined that future profitability of its Canadian mass market operations was uncertain.

iv) License holding of Asian World Enterprises Co., Limited

Asian World Enterprises Co., Limited (“Asian World”, a company organized under the laws of Belize) had licenses to develop toy and toy-related products, most of which had been further sublicensed to, and manufactured and sold by, Hong Kong Toy Centre Limited (“HKTC”, a Playwell subsidiary incorporated in Hong Kong). HKTC’s market is highly competitive and it has not been able to successfully capitalize on its licensed properties. In December 2006, the Company decided to terminate the operations of Asian World whereby stopped holding new licenses or renewal of existing licenses upon expiry. HKTC will continue to distribute Playwell brand products and other OEM product sales in the future.

The results of operations for the above discontinued businesses have been reported as discontinued operations in the consolidated statements of operations and consolidated statements of cash flows and the related notes to the financial statements in 2006.  The consolidated statements of operations and consolidated statements of cash flows in 2005 and 2004 and the related notes to the financial statements have been reclassified to conform with the current year presentation. The net sales generated from the discontinued operations amounted to $12,384,000, $14,367,000 and $6,870,000 for 2006, 2005 and 2004, respectively. The total assets and total liabilities of the discontinued operations amounted to $3,573,000 and $2,795,000, respectively, as at December 31, 2006.

Except as otherwise indicated, references to the Company include Grand Toys International Limited and its subsidiaries and the variable interest entities in which the Company is deemed to be the primary beneficiary.

Consolidated principal subsidiaries and variable interest entities at December 31, 2006 are as follows:

		Proportion ownership
	Place of	Interest held by the
	incorporation	Company
	registration and	Directly	Indirectly	Principal
Name of subsidiary	operations	%	%	activities
Playwell International Limited:	Hong Kong	100	-	Investment holding
Great Wall Alliance limited	British Virgin Islands	-	100	Playwell registration
Asian World Enterprises Co., Limited	Belize	-	100	Dormant
Hong Kong Toy Centre Limited	Hong Kong	-	100	Distribution
Gatelink Mould Engineering Limited	Hong Kong	-	100	Dormant

Grand Toys International, Inc.:	United States	100	-	Investment holding
Grand Toys (US) Ltd.	United States	-	100	Investment holding
Grand Toys Ltd.	Canada	-	100	Dormant
Ark Creations, Inc.	United States	-	100	Dormant
Grand Toys (HK) Limited	Hong Kong	-	100	Distribution
International Playthings, Inc.	United States	-	100	Distribution

Hua Yang Holdings Co., Limited:	Cayman Islands	100	-	Investment holding
Hua Yang Printing Holdings Co., Limited	Hong Kong	-	100	Printing and distribution of books and specialty packaging
Shenzhen Hua Yang Printing Company Limited	People’s Republic of China	-	100	Printing operations
Hua Yang (UK) Limited	United Kingdom	-	100	Sales liaison
Hua Yang USA, Inc.	United States	-	100	Sales liaison

Kord Holdings, Inc.:	British Virgin Islands	100	-	Investment holding
Kord Printing Company Limited	Hong Kong	-	100	Printing operations
Kord Gifts Manufactory Limited	Hong Kong	-	100	Printing operations
Kord Plastic Products Manufactory Company Limited	Hong Kong	-	100	Printing operations
Kord Party Favour Manufactory Limited	Hong Kong	-	100	Printing operations

Variable Interest entities
Kord (Qing Xin) Packing Products Limited	People’s Republic of China	-	-	Subcontracting work
Dongguan Kord Packing Products Limited	People’s Republic of China	-	-	Sales and manufacturing
東籢檉安烏沙簑升印刷廠(Dongguan Hua Xing Printing Manufactory *)	People’s Republic of China	-	-	Subcontracting work
QingXin Kord Gifts Manufactory Company Limited	People’s Republic of China	-	-	Subcontracting work
Sun Tat Toys Manufactory	Hong Kong	-	-	Subcontracting work
東籢挍崗油甘埔新澬玩具廠 (Sun Tat Toys Factory *)	People’s Republic of China	-	-	Subcontracting work
晧港新澬繠品眃濠廠 (Sun Tat Plastic Manufactory *)	Hong Kong	-	-	Subcontracting work
東籢挍崗油甘埔新澬繠品廠 (Sun Tat Plastic Factory *)	People’s Republic of China	-	-	Subcontracting work

* for identification purpose only

Basis of preparation

At the balance sheet date, the Company is in breach of certain of its restrictive covenants relating to the banking facility provided by Hang Seng Bank due to the Company's failure to maintain certain net asset levels set forth in the relevant loan agreement.  Such facility is fully secured and the bank is aware of such breach. As of the date of this report, Hang Seng Bank has not yet exercised its right to accelerate repayment of all amounts outstanding under the banking facility.

The Company has incurred recurring losses since 2004. The Company's net loss from continuing operations (as restated) for the years ended December 31, 2006 and 2005 amounted to $11.3 million and $0.9 million, respectively. The Company's cumulative losses as of December 31, 2006 and 2005 were $48.0 million and $25.5 million, respectively. Further, the Company had net current liabilities of $9.3 million as of December 31, 2006.

The foregoing conditions raise doubt as to the Company's ability to continue as a going concern. The Company's continued operation as a going concern is dependent on its ability to generate sufficient cash flows from operations and/or seek other sources of financing; however, there are no assurances that positive operating results can be achieved or that any additional financing or refinancing can be obtained on favorable terms, or at all. The Company is implementing plans to mitigate the going concern risk that include focusing on improving our profitable business divisions, namely IPI, Hua Yang and Kord, promoting better operating efficiencies and reducing corporate overhead. In addition, the Company has available to it the continuing financial support of Mr. Jeff Hsieh, the Company's majority beneficial shareholder, and has continuing banking facilities with a number of banks to provide for additional liquidity for working capital purposes.

1.	Significant accounting policies:

a)	Principles of consolidation:

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries and the variable interest entities in which the Company is deemed to be the primary beneficiary. All significant intercompany accounts, transactions and cash flows have been eliminated on consolidation.

b)	Revenue recognition:

Sales are recognized at the time of transfer of ownership, which is upon the shipment of products. The Company estimates liabilities and records provisions for customer allowances as a reduction of revenue when such revenue is recognized.

Net sales include gross revenues, freight charged to customers and FOB commissions, net of allowances and discounts such as defectives, returns, volume rebates, cooperative advertising, cash discounts, customer fines, new store allowances, markdowns, and freight and warehouse allowances.

Cooperative advertising expense for the years ended December 31, 2006, 2005 and 2004 were $250,000, $420,000, and $60,000, respectively, and are shown as a reduction of gross sales in the financial statements.

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

Freight out expenses for the years ended December 31, 2006, 2005 and 2004 were $6,321,000, $4,337,000 and $2,217,000, respectively.

Media advertising expense for the years ended December 31, 2006, 2005 and 2004 were $29,000, $479,000 and $48,000, respectively.

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

Trade receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

h)	Inventories:
Inventories, consisting of raw materials, work in progress and finished goods, is valued at the lower of cost, determined by the first in, first out method or market value.

(The amounts in the table below are expressed in thousands)

	December 31, 2006	December 31,2005

Raw materials	$5,690	$6,893
Work in progress	6,111	5,719
Finished goods	10,272	11,631
Less: Provision	(4,967)	(3,908)

Total	$17,106	$20,335

i)	Prepaid expenses:

Prepaid expenses primarily include insurance, advances on inventory purchases, current portion of royalties and real estate taxes. Insurance costs are written off over the term of the respective policies.

Prepaid royalties relate to licensing agreements for properties licensed from third parties, including character licenses. Some of these contracts extend for up to five years. Total expense for the years ended December 31, 2006, 2005 and 2004 was $8,616,000, $2,625,000 and $309,000, respectively. For the years ended December 31, 2006, 2005 and 2004, in the consolidated statements of operations, $4,076,000, $1,277,000 and $247,000, respectively, is shown as part of cost of goods sold and $122,000, $nil and $nil, respectively, is shown part of selling and distribution expenses. Including the write off of minimum guarantee payments for certain discontinued license agreements due in 2006 or in the future, $4,418,000, $1,348,000 and $62,000, is shown as part of general and administrative costs for the years ended December 31, 2006, 2005 and 2004, respectively. The amounts expected to be recognized in the statement of operations during the fiscal years ending December 31, 2007, 2008, 2009, 2010 and 2011 are $26,000, $25,000, $24,000, $nil and $13,000, respectively.

Prepaid property taxes are amortized on a straight-line basis over the period to which they relate. The amount expected to be recognized in the statement of operations during 2007 is $16,000 (2006 - $5,000).

Prepaid land lease payments are stated at cost less accumulated amortization. Amortization is provided over the term of the lease on a straight- line basis.

j)	Fixed assets:

Fixed assets are carried at cost less accumulated depreciation, amortization and impairment. Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets. If an item is discontinued, the unamortized portion is written off immediately. During 2006 and reported as part of the discontinued operations, approximately $933,000 (2005 - $970,000) of unamortized moulds for discontinued products were written off. The maximum estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)
Buildings	50
Leasehold improvements	3 - 10
Plant & machinery	10
Motor vehicles	3 - 4
Furniture, fixtures and equipment	3 - 5
Moulds and loose tools	2 - 5

k)	Leased assets:

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

(The amounts in the table below are expressed in thousands)

	December 31, 2006	December 31, 2005

Equity securities listed in United States	$-	$6

Investment securities represented 634,921 ordinary shares of a company incorporated in the United States whose shares were listed on The NASDAQ National Market in the United States of America. At December 31, 2006 and 2005, the fair value of this investment, as determined based on the quoted market price which was approximately $nil and $6,000, respectively. In the years ended December 31, 2006 and 2005, an impairment loss of approximately $6,000 and $25,000, respectively, was recognized.

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

(The amounts in the table below are expressed in thousands)

	Company /		December 31,
Reporting units	Business acquired	Date of acquisition	2006	2005
Printing services	Hua Yang	24-May-04	$13,103	$13,103
	Eastern Raiser	1-Feb-05	5,185	5,185

	Sub-total		18,288	18,288

Party Gift	Kord	30-Jun-04	1,358	1,358

North America	Grand US	16-Aug-04	4,201	14,727
distribution	IPI	1-Mar-05	2,171	2,171

	Sub-total		6,372	16,898

	Impairment		(4,201)	(10,526)

			2,171	6,372

Total			$21,817	$26,018

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

The annual test performed under SFAS No. 142 during 2006 resulted in additional goodwill impairment of $4,201,000 (2005 - $10,526,000) at December 31, 2006. The impairment of goodwill related to the goodwill attributable to the North America distribution as the Company discontinued certain product lines targeted towards the US mass market and the Company de-emphasized all its efforts to enter the US mass market for toys. The results of operations (including the current year additional goodwill impairment of $4,201,000) and cash flows for this business have been reported as discontinued operation in the consolidated statements of operations and the consolidated statements of cash flows.

n)	Intangibles:

Intangibles are carried at cost less accumulated amortization and impairment. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets. The maximum estimated useful lives of the assets are as follows:

Asset	Useful Lives (in years)
License	5
Distribution network	10
Customer relationship	7 - 15
Trade name for IPI	4 - 10
Trade name for Grand US	Indefinite
Trademarks	6 - 7
Other acquired rights	0 - 15

o)	Impairment of long-lived assets:

The Company evaluates the recoverability of long-lived assets with finite lives in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. During 2006, approximately $3,071,000 (2005 - $2,728,000), of which $2,877,000 (2005 - $1,962,000) was accounted as discontinued operations, of assets was impaired, consisting of:

(The amounts in the table below are expressed in thousands)

	For the years ended December 31,
	2006	2005	2004
Customer relationship	$619	$-	$-
Distribution network	1,365	-	-
License	-	1,962	-
Other acquired rights	107	-	-
Trade name	786	-	-
Trademarks	194	-	-
Moulds	-	766	-

Total	$3,071	$2,728	$-

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

r)	Accounting for Stock-Based Compensation:

Effective January 01, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which amends Statement of Financial Accounting Standards No. 123, as amended by No. 148, and Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows”. The Company adopted SFAS 123R under the modified prospective basis as defined in the statement. In 2006, the Company recorded stock option expense based on all unvested stock options as of the adoption date as well as all stock-based compensation awards granted subsequent to the adoption date. Prior to 2006, as permitted by Statement of Financial Accounting Standards No. 123, as amended by No. 148, “Accounting for Stock-Based Compensation”, (collectively “SFAS 123”), the Company accounted for those plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. As required by the Company’s existing stock plans, stock options are granted at or above the fair market value of the Company’s stock and, accordingly, no compensation expense was recognized for these grants in the consolidated statements of operations in 2005 and 2004.

Had compensation expense been recorded under the fair value method as set forth in the provisions of SFAS 123 for stock options awarded, the impact on the Company’s net loss and loss per share for 2005 and 2004 would have been:

	For the years ended December 31,
	2005	2004
	(in thousands except per share data)
Net (loss) earnings available to ADS shareholders as originally stated	$(31,326)	$508
Less: restated amount for income from Kord and Hua Yang	-	(567)

Net loss available to ADS shareholders, as restated as a result of acquisition of Kord and Hua Yang	(31,326)	(59)

Application of variable accounting to modified awards under APB Opinion No. 25	(4)	(2)
Application of fair value method under SFAS 123	(435)	(394)

Pro forma net loss	(31,765)	(455)

Reported net loss per ADS
Basic	$(1.94)	$-
Diluted	(1.94)	-
Pro forma net loss per ADS
Basic	$(1.97)	$(0.04)
Diluted	(1.97)	(0.04)

s)	Comprehensive income:

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

On December 23, 2005, the Company acquired Kord which together with its subsidiaries is principally engaged in trading and manufacturing of party products and accessories. As Kord does not directly own resources to perform the manufacturing process of the party products and accessories, it subcontracts the manufacturing process to five entities that have been established in the PRC and are beneficially owned by the related companies of the Company. During the manufacturing process, Kord will provide the machinery and inventories to these entities and also reimburse the direct overhead costs incurred by these PRC entities by means of subcontracting fee. Hence, the losses incurred by these entities are expected to be absorbed by Kord as a result of the sub-contracting arrangement. In view that Kord is the primary beneficiary of these entities and also will absorb the expected losses incurred by these entities, the Company has consolidated these entities since the date that Cornerstone Overseas had acquired Kord, i.e. July 1, 2004.

Through Hua Yang, on February 1, 2005 the Company acquired the business and certain assets of Eastern Raiser Printing Company Limited (“Eastern Raiser”), a Hong Kong incorporated company that engages in the printing and assembling of books and specialty packaging in the PRC (see note 21(a)). The operations of the aforesaid business have been taken up by Dongguan Hua Xing Printing Manufactory (“Dongguan Hua Xing”), a company owned by a PRC individual and via subcontracting agreement with Dongguan Hua Xing, Hua Yang takes up all the benefits and costs incurred by Dongguan Hua Xing. In view that Hua Yang is the primary beneficiary and will absorb the expected losses incurred by Dongguan Hua Xing, the Company consolidated Dongguan Hua Xing since the date Hua Yang had acquired the business and certain assets of Eastern Raiser, i.e. February 1, 2005.

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

In July 2006, the FASB issued Final Interpretation No. (“FIN”) 48, Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold an uncertain tax position is required to meet before tax benefits associated with such uncertain tax positions are recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 excludes income taxes from the scope of SFAS No. 5, Accounting for Contingencies. FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the consolidated balance sheets prior to the adoption of FIN 48 and the amounts reported after adoption are accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings upon adoption of FIN 48. FIN 48 also requires that amounts recognized in the balance sheet related to uncertain tax positions be classified as a current or non-current liability, based upon the timing of the ultimate payment to a taxing authority. The Company has not completed its evaluation of FIN 48. The Company will adopt FIN 48 as of January 1, 2007.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Under SFAS No. 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.  The Company has not completed its evaluation of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently.  SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for the Company as of January 1, 2008.  The Company has not completed its evaluation of SFAS No. 159.

2.	Segment information:

(a)
Starting in the third quarter of 2004, the Company reported results of operation under two segments: Manufacturing and Distribution. This was how the Company managed its business and how it classified its operations for planning and measuring performance. With the acquisition of Hua Yang and Kord and discontinuance of certain business operations as mentioned in note 1, the segment information for 2005 and 2004 has been restated. The executive officers of the Company determined that the Company’s operations should be classified into the following segments:

i)
Manufacturing segments: (i) Hua Yang which prints, assembles and distributes books and specialty packaging and (ii) Kord which manufactures and distributes paper party goods. While in the past Gatelink was included as part of the manufacturing segment, it was accounted for as discontinued operation following the cessation of its business in August 2006. The segment information of Gatelink was reclassified as discontinued operations for each of the three years in the period ended December 31, 2006, 2005 and 2004.

ii)
Distribution segment which is defined as the development for sale to both related parties and third parties, and distributes products developed by the Company and third parties. The Distribution segment is split between (i) North America which consists of IPI and (ii) outside North America which is defined as “Other” which includes Playwell’s main subsidiary, Hong Kong Toy Centre Limited. As mentioned in note 1, the Canada and certain US toy distribution businesses and license holding business ceased operations during the year and were reclassified as discontinued operations for each of the three years in the period ended December 31, 2006, 2005 and 2004.

(The amounts in the table below are expressed in thousands)

	For the years ended December 31,
	2006	2005	2004
		(as restated)	(as restated)
Net Sales:
Manufacturing - Hua Yang	$60,698	$50,425	$32,519
Manufacturing - Kord	27,411	28,901	13,549
Distribution - North America	33,778	25,490	-
Distribution - Other	6,886	12,147	22,595
Elimination of inter-segment sales	(13)	-	-

Total net sales	$128,760	$116,963	$68,663

Operating (loss) income:
Manufacturing - Hua Yang	$1,392	$3,543	$(20)
Manufacturing - Kord	(935)	955	162
Distribution - North America	2,132	80	-
Distribution - Other	(8,322)	(2,864)	2,705
Unallocated - Corporate	(1,198)	(104)	(1,547)

Total operating (loss) income	$(6,931)	$1,610	$1,300

Depreciation and amortization:
Manufacturing - Hua Yang	$2,824	$2,474	$1,503
Manufacturing - Kord	1,309	1,285	667
Distribution - North America	453	431	11
Distribution - Other	850	624	502
Unallocated - Corporate	1	-	-

Total depreciation and amortization	$5,437	$4,814	$2,683

Interest income:
Manufacturing - Hua Yang	$13	$11	$3
Manufacturing - Kord	-	1	-
Distribution - Other	15	7	3
Unallocated - Corporate	-	14	25

Total interest income	$28	$33	$31

	For the years ended December 31,
	2006	2005	2004
		(as restated)	(as restated)
Interest expense:
Manufacturing - Hua Yang	$1,716	$1,437	$409
Manufacturing - Kord	172	90	27
Distribution - North America	314	236	-
Distribution - Other	36	5	14
Unallocated - Corporate	186	162	-

Total interest expense	$2,424	$1,930	$450

Income taxes, net:
Manufacturing - Hua Yang	$826	$706	$93
Manufacturing - Kord	(207)	183	151
Distribution - North America	1,380	8	-
Distribution - Other	(44)	(316)	442

Total income taxes, net:	$1,955	$581	$686

Net (loss) earnings from continuing operations:
Manufacturing - Hua Yang	$(1,143)	$1,386	$(551)
Manufacturing - Kord	(900)	683	(16)
Distribution - North America	438	(164)	-
Distribution - Other	(8,299)	(2,546)	2,252
Unallocated - Corporate	(1,384)	(252)	(1,522)

Total net (loss) earnings from continuing operations	$(11,288)	$(893)	$163

Net (Loss) earnings from discontinued operations:
Manufacturing - Gatelink	$260	$582	$429
Distribution - North America	(8,639)	(16,547)	(638)
Distribution - Other	(6)	(110)	(13)

Total net loss from discontinued operations	$(8,385)	$(16,075)	$(222)

Net (loss) earnings from operations:
Manufacturing - Gatelink	$260	$582	$429
Manufacturing - Hua Yang	(1,143)	1,386	(551)
Manufacturing - Kord	(900)	683	(16)
Distribution - North America	(8,201)	(16,711)	(638)
Distribution - Other	(8,305)	(2,656)	2,239
Unallocated - Corporate	(1,384)	(252)	(1,522)

Total net loss from operations	$(19,673)	$(16,968)	$(59)

	For the years ended December 31,
	2006	2005	2004
		(as restated)	(as restated)
Additions to long-lived assets:
Manufacturing - Hua Yang	$2,142	$1,057	$1,310
Manufacturing - Kord	1,990	967	3,111
Distribution - North America	49	2,785	6,845
Distribution - Other	661	869	677

Total additions to long-lived assets	$4,842	$5,678	$11,943

	December 31, 2006	December 31, 2005
Assets:
Manufacturing - Gatelink	$169	$3,404
Manufacturing - Hua Yang	61,583	62,499
Manufacturing - Kord	16,592	14,557
Distribution - North America	21,548	30,419
Distribution - Other	2,427	7,491
Unallocated - Corporate	359	259

Total assets	$102,678	$118,629

Significant non-cash items other than depreciation and amortization:

(The amounts in the table below are expressed in thousands)

	For the years ended December 31,
	2006	2005	2004
		(as restated)	(as restated)
(i) Bad debt expense:
Manufacturing - Hua Yang	$661	$(25)	$288
Distribution - North America	162	150	166
Distribution - Other	631	-	-

Total bad debt expense	$1,454	$125	$454

(ii) Impairment loss on intangible assets, goodwill and long-lived assets
Distribution - Other	$194	$629	$-

Total impairment loss on intangible assets, goodwill and long-lived assets	$194	$629	$-

(iii) Impairment loss on investment securities:
Manufacturing - Hua Yang	$6	$25	$32

Total impairment loss on investment securities	$6	$25	$32

Goodwill acquired as a result of the IPI acquisition on March 1, 2005 has been allocated to the Distribution - North America segment of the Company. The goodwill acquired as a result of the acquisitions of Hua Yang, Kord and Eastern Raiser on May 24, 2004, June 18, 2004 and February 1, 2005, respectively, has been allocated to their respective manufacturing segments.

(b)  Geographical information:

Net sales by geographic areas attributable to countries based on the ultimate location of where the products were shipped, are as follows:

(The amounts in the table below are expressed in thousands)

	For the years ended December 31,
	2006	2005	2004
		(as restated)	(as restated)
US	$75,401	$55,278	$29,872
Europe	27,720	33,357	22,603
Asia	20,179	25,032	14,300
Canada	2,881	2,037	350
Africa	98	277	504
Other	2,481	982	1,034

Total net sales	$128,760	$116,963	$68,663

(c)	Long-lived assets principally include fixed assets, goodwill and intangibles, based on their locations are as follows:

(The amounts in the table below are expressed in thousands)

	December 31, 2006	December 31, 2005

PRC (including Hong Kong)	$42,462	$44,116
US	4,054	8,655
Canada	-	3,385

Total long-lived assets	$46,516	$56,156

(d)  Revenue from external customers by product category is summarized as follows:

(The amounts in the table below are expressed in thousands)

	For the years ended December 31,
	2006	2005	2004
		(as restated)	(as restated)

Books and board games	$27,208	$27,734	$22,069
Distributed lines	33,778	25,490	-
Party products and accessories	27,398	28,901	13,549
Packaging products	33,490	22,691	10,450
OEM products	4,391	8,940	16,541
Playwell brand products	2,495	3,207	5,112
Others	-	-	942

Total net sales	$128,760	$116,963	$68,663

(e)  Customer and vendor concentration:

	For the years ended December 31,
	2006		2005		2004
			(as restated)		(as restated)
	Revenue (in thousands) %		Revenue (in thousands) %		Revenue (in thousands) %
Customer A	$14,772	11.47%	$6,116	5.23%	$12,244	17.83%
Customer B	6,032	4.68%	5,949	5.09%	6,316	9.20%
Customer C	3,956	3.07%	5,549	4.74%	3,077	4.48%
All others	104,000	80.78%	99,349	84.94%	47,026	68.49%

Total net sales	$128,760	100.00%	$116,963	100.00%	$68,663	100.00%

Sales purchased from the Company's two largest suppliers in aggregate accounted for 6%, 15% and 26% of gross sales for the years ended December 31, 2006, 2005 and 2004, respectively.

3.	Notes receivable: (pending information for reclassification from Hua Yang)

(The amounts in the table below are expressed in thousands)

	December 31, 2006	December 31, 2005

Notes receivable	$-	$510
Less: Amount due within one year under current assets	-	(266)

Amount due after one year	$-	$244

Pursuant to settlement agreements entered into between the Company and certain customers, the outstanding trade debts due from these customers were converted into notes receivable. The notes receivable are interest-free, unsecured and repayable by monthly installments. The fair value of notes receivable was approximate to the carrying amounts.

4.	Other prepaid expenses and current assets:

(The amounts in the table below are expressed in thousands)

	December 31, 2006	December 31, 2005

Prepaid inventory	$-	$151
Prepaid insurance	548	408
Other current assets	1,421	2,158
Other prepaid expenses	549	1,012

Total	$2,518	$3,729

5.	Fixed assets:

(The amounts in the table below are expressed in thousands)

	December 31, 2006		December 31, 2005
	Cost	Accumulated depreciation	Cost	Accumulated depreciation

Plant and machinery	$24,057	$6,758	$21,314	$4,179
Furniture, fixtures and equipment	1,479	849	2,618	1,044
Moulds and loose tools	3,065	2,195	3,333	1,697
Buildings	363	25	366	11
Leasehold improvements	1,883	1,004	677	410
Motor vehicles	245	164	249	119

Total	$31,092	$10,995	$28,557	$7,460

Net book value		$20,097		$21,097

Buildings are situated on land held under medium term leases in Hong Kong.

At December 31, 2006, the carrying value of machinery included an amount of $9,752,000 (2005 - $11,073,000) in respect of assets held under finance leases.

Depreciation of $4,109,000, $3,172,000 and $1,445,000 has been charged to cost of goods sold for the years ended December 31, 2006, 2005 and 2004, respectively, of which depreciation of $30,000, $93,000 and $40,000 for the years ended December 31, 2006, 2005 and 2004, respectively, has been reclassified to discontinued operations. In 2006 and 2005, the Company has recognized impairment loss on moulds and loose tools amounted to an aggregate of $933,000 and $765,000 (of which $nil, and $136,000, respectively, was classified as discontinued operations), respectively, based on the forecasted cash inflow to be generated from the respective licensed products. Please refer to note 1(o) for basis of impairment loss.

6.	Intangibles:

(The amounts in the table below are expressed in thousands)

	December 31, 2006		December 31, 2005
	Carrying amount	Accumulated amortization and impairment	Carrying amount	Accumulated amortization and impairment

Customer relationship	$4,429	$1,780	$4,430	$676
Distribution network	2,590	1,937	2,590	313
License	-	-	2,549	2,549
Other acquired rights	2,265	1,422	2,265	971
Trade name	1,396	939	1,396	69
Trademarks	1,244	1,244	1,248	859

Total	$11,924	$7,322	$14,478	$5,437

Net book value		$4,602		$9,041

Amortization expense for 2006, 2005 and 2004 was $1,366,000, $1,873,000 and $1,132,000, of which, $326,000, $963,000 and $260,000, was charged to discontinued operations, respectively. Based on current balances and estimated useful lives, the Company expects amortization expense to be $843,000, $843,000, $666,000, $631,000 and $578,000 in, 2007, 2008, 2009, 2010 and 2011 respectively. This would be calculated based on the carrying values as at December 31, 2006 and the useful lives of each individual intangible.

The impairment of $3,071,000 (2005 - $1,962,000) was the result of the impairment test of intangibles under SFAS No. 142, refer to note 1(o) for additional details.

7.	Bank indebtedness:

The Company’s bank indebtedness is as follows:

(The amounts in the table below are expressed in thousands)

	December 31, 2006	December 31, 2005

Unsecured:
Bank overdrafts	$3,756	$4,433
Term loan	-	791
Export loan	-	2,918
Other bank borrowings	-	5,482
Secured:
Bank overdrafts	245	-
Trust receipt loans	7,282	8,143
Bills receivable under recourse	4,756	-
Other bank borrowings (North America)	6,256	5,687

	22,295	27,454

Less: Amount due within one year under current liabilities	22,295	22,343

Amount due after one year	$-	$5,111

Note:

As of December 31, 2006, Hua Yang, Kord and Playwell had $4,211,000 and $155,000 and $390,000 (2005 - $nil, $nil and $nil, respectively) of discounted bills. The amounts are payable by customers’ banks. The recourse provision provides that if customer banks do not make the required payments, and Hua Yang’s, Kord’s and Playwell’s banks would have recourse to Hua Yang, Kord and Playwell for the full amount. In the opinion of management, the likelihood of such occurrence is remote.

North America:

On December 21, 2006 IPI entered into a $13.0 million revolving credit facility to finance IPI’s working capital needs with Citicapital Commercial Corporation. The facility is a committed line of credit collateralized by all of IPI’s assets and a guarantee from Grand US and has a term of 24 months, expiring on December 21, 2008. The interest rate on the revolving loan payable was 8.25% per annum at December 31, 2006 and equal to either London Interbank Offered Rate (“LIBOR”) plus 175 basis points or the U.S. prime rate, at the Company’s election.   Borrowing is limited based on a borrowing base formula consisting of eligible receivables and inventory.  As of December 31, 2006, the amount outstanding was approximately $6.3 million (2005 - $5.7 million).

As of December 31, 2005 IPI failed to satisfy certain covenants of its credit facility and received a waiver from Citibank N.A. through May 15, 2006. As of May 15, 2006, the covenants were not satisfied and on June 30, 2006 Citibank N.A. stated that they would not extend the revolving credit facility and issued a reservation of rights letter on July 21, 2006. In the reservation of rights letter, Citibank N.A. stated that, they would not demand immediate repayment of all sums owing under the credit facility at this time.  The balance of $10,484,000, which was all converted to a prime rate loan with a maturity date of September 30, 2006, remained outstanding until a new credit line with Citicapital Commercial Corporation was completed on December 21, 2006.

Hong Kong and China:

The Company finances its Hong Kong and China operations through facilities provided by Hang Seng Bank Limited, DBS Bank (Hong Kong) Limited (“DBS”), Industrial and Commercial Bank of China (Asia) Limited, (“ICBC”) and East Asia GE Commercial Finance. The borrowings carry variable-rate interest at Hong Kong Interbank Offered Rate (“HIBOR”, 3.9% as at December 31, 2006) or LIBOR (5.3% as at December 31, 2006) or prime rate (7.75% as at December 31, 2006) plus/minus certain percentage of up to a maximum of 1.5% per annum.

At December 31, 2006 the bank borrowings of the Company’s Hong Kong subsidiaries were secured by the following:

•	guarantees by certain subsidiaries, as well as guarantees by the Company, Cornerstone Overseas and Jeff Hsieh;

•	pledge of the Company’s time deposits of $263,000 (2005 - $27,000) and time deposits of $306,000 owned by the spouse of Jeff Hsieh;

•	certain inventories acquired and released under the trust receipt loans;

•	floating charge over certain debtors of Hua Yang, Kord and Playwell;

•	monies debentures over certain assets of the Company and certain properties owned by Jeff Hsieh or companies controlled by Jeff Hsieh and/or his spouse and/or their son; and

•	for certain bank loans granted to Hua Yang, corporate guarantees from Zindart Limited (renamed as “Corgi International Limited”), the previous owner of Hua Yang.

As of December 31, 2006 and 2005, the Hong Kong-based subsidiaries of the Company had approximately $16.0 million and $16.7 million of short-term bank indebtedness outstanding, respectively. As of December 31, 2005, there was approximately $5.1 million of long-term debt.

Hua Yang:

As at December 31, 2006, Hua Yang has short term indebtedness including bank overdrafts, secured trust receipt loans and secured bills receivable under recourse amounting to an aggregate of $12.4 million. As of December 31, 2005 Hua Yang had total bank indebtedness of $19.2 million.

In 2005, ICBC ceased extending credit to Hua Yang at the time of the Company’s acquisition of Hua Yang, but ICBC agreed to allow Hua Yang to gradually pay down the then existing balances by October 2006. These amounts were being repaid through cash generated from operations and through replacement facilities at other banking institutions. As of October 31, 2006, the $2.6 million outstanding balance on an overdraft facility with ICBC was linked with availability on another facility at ICBC used by Jeff Hsieh with the understanding that this would be paid down by the end of 2006. However, as of November 6, 2006, the $4.5 million balance on the ICBC term loan owed by Hua Yang was assumed by Cornerstone Overseas for a loan to be repaid by Hua Yang to Cornerstone Overseas in monthly installments beginning January 2007 and ending June 2008 at an interest rate equal to the Hong Kong dollar prime rate (7.75% at December 31, 2006) plus 1% per annum. Accordingly, $3.1 million and $1.4 million of such loan from Cornerstone Overseas will be repayable in 2007 and 2008, respectively.

Kord:

As at December 31, 2006, Kord has secured short term indebtedness including trust receipt loans and bills receivable under recourse amounting to an aggregate of $1.6 million. As of December 31, 2005, Kord had short term indebtedness and an unsecured term loan of $791,000, which bore an interest rate of 5.75% per annum and repayable by 60 monthly installments commencing from October, 2004. This bank loan has been replaced with a capital lease agreement with DBS and was classified as obligations under capital leases at December 31, 2006. The aggregate annual repayments of the term loan as at December 31, 2006 and 2005 are as follows:

(The amounts in the table below are expressed in thousands)

	December 31, 2006	December 31, 2005

2006	$-	$195
2007	-	206
2008	-	218
2009	-	172

Total	$-	$791

8.	Obligations under capital leases:

The Company leases certain equipment under capital leases. The capital lease obligations outstanding at December 31, 2006 and 2005 related to certain equipment, which amounted to $6,371,000 and $5,857,000, respectively. Future minimum lease payments under capital lease obligations as of December 31, 2006 and 2005 were as follows:

(The amounts in the table below are expressed in thousands)

	December 31, 2006	December 31, 2005

Repayable within one year	$3,199	$2,753
Repayable in the second year	2,098	2,312
Repayable in the third year	1,144	1,412
Repayable in the fourth year	506	-

Total	6,947	6,477

Less: Amounts representing interest	576	620

Present value of minimum lease payments	6,371	5,857

Current portion	2,858	2,405
Non-current portion	$3,513	$3,452

The lease term ranges from 36 months to 60 months. For the year ended December 31, 2006 and 2005, the average effective borrowing rate was 7% (2005 - 4%). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Company’s obligations under capital leases are secured by the lessor’s charge over the leased assets which amounted to $9.8 million (2005 - $11.0 million). The carrying amount of the capital lease obligations at December 31, 2006 approximates their fair value.

9.	Capital stock

a)	ADS

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

•
The Company acquired from Centralink all of the issued and outstanding capital stock of Playwell in exchange for the issuance to Centralink of 5,000,000 ADSs. Playwell is a holding company which owns four subsidiaries: Hong Kong Toy Centre Limited, a trading company which manufactures products designed by customers and Playwell branded items; Gatelink Mould Engineering Limited, a manufacturer of moulds primarily for related parties; Great Wall Alliance Limited, the holder of Playwell trademarks; and Asian World Enterprises Co. Limited, the holder of licenses for Walt Disney Company and Crayola branded products; and

•	Centralink subscribed for 5,000,000 ADSs for cash and other consideration in a total amount of $11,000,000.

As of December 31, 2006, there were 17,494,141 (2005 - 16,310,467) ordinary shares of the Company issued and outstanding. These ordinary shares are traded in the United States on Nasdaq in the form of ADSs, and are evidenced by ADRs.

b)	Series A Preference shares

On March 01, 2005, the Company entered into a share subscription agreement with IPI. The Series A Preference Shares (“Series A Shares”) were issued on April 15, 2005.

The key terms of the Series A Shares are as follows:

Dividend:	Cumulative dividends of ten and one-half percent (10.5) per annum.

Dividend Payment:
Preferential dividend shall accrue from day to day until redemption or conversion and be payable to the preference shareholders semi-annually on each of June 30 and December 31, subject to limitations imposed by law.

Voluntary Conversion:
Holders of the Series A Shares shall have the right to convert the Series A Shares at any  time into Ordinary Shares which will be represented by an equivalent number of Grand ADSs. The conversion rate will be 1.4023 Ordinary Shares/Grand ADSs for each Preference Share converted (the “Conversion Rate - Series A”), or 2,804,600 Ordinary Shares/Grand ADSs in the aggregate.  The conversion rate was based upon a conversion price of US$2.7365 per Preference Share (the “Conversion Price - Series A”), which Conversion Price equaled the Average closing price of Grand ADSs for the 40 consecutive trading days ended on February 28, 2005. Upon the conversion of the Preference Shares, the Company is required to pay all accrued and unpaid dividends on the Preference Shares converted; provided, however, that in lieu of paying cash dividends, the Company shall have the right to satisfy the accrued dividends by issuing such number of Ordinary Shares, to be represented by Grand ADSs, determined by dividing the amount of the accrued dividends by the average closing price of Grand ADSs on the Nasdaq Capital market for the forty (40) consecutive trading days immediately prior to the conversion of the Preference Shares.

Conversion by the Company:
The Company has the right to require the conversion of the Preference Shares if (i)  Grand ADSs have traded at 105% of the Conversion Price- Series A, or US$2.8733 per Grand ADS, for at least 45 days prior to the date the Company determines to require conversion and (ii) the Company shall have paid aggregate dividends on the Preference Shares of not less than US$767,500; provided, however, that the requirement in clause (i) shall no longer apply after the occurrence of a public offering by the Company resulting in proceeds of not less than US$50,000,000.

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

Pre-emptive Rights:
As long as there are more than 100,000 Preference Shares outstanding, holders of the Preference Shares will have pre-emptive rights with regard to any future issuance of securities of the Company on the same price and other terms and conditions of such issuances, other than the issue of Ordinary Shares, or of Grand ADSs representing the same, upon the exercise of currently outstanding options or the grant of options pursuant to any employee share option scheme in force at any time.

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

Dividend Payment:
Semi-annual on each of June 30 and December 31, subject to limitations imposed by law payable, at the option of Grand in cash or Grand ADSs determined by dividing the accrued dividend by the Series B Dividend price (i.e. $1.543) for the 30 trading days ending on November 29, 2005, the day prior to the announcement of the acquisition.

Voluntary Conversion:
Holders of the Series B Shares shall have the right to convert the Series B Shares at any time after November 30, 2006 into Ordinary Shares which will be represented by an equivalent number of Grand ADSs. The conversion rate will be 2.6886899 (i.e. Ordinary Shares/Grand ADSs, for each Series B Share converted (the “Conversion Rate - Series B”).  The conversion rate was based upon a conversion price of US$1.427275 per Series B Share (the “Conversion Price”), which equaled 92.5% of the average closing price of Grand ADSs for the 30 consecutive trading days ended on November 29, 2005. Upon the conversion of the Series B Shares, Grand is required to pay all accrued and unpaid dividends on the Series B Shares converted in cash or Grand ADSs as provided above.

Conversion by the Company:
The Company has the right to require the conversion of the Series B Shares if Grand ADSs have traded at US$2.8733 per Grand ADS, for at least 45 days prior to the date Grand determines to require conversion unless has engaged in a public offering resulting in proceeds of not less than US$50,000,000, in which case the trading premium shall not apply.

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

March 2006:

1,000 ADSs representing beneficial ownership of 1,000 ordinary shares were issued upon exercise of stock options.

July 2006:

1,182,674 ADSs representing beneficial ownership of 1,182,674 ordinary shares were issued in lieu of a cash payment of dividends payable on the Series A and Series B Shares.

e)	Preference shares, dividend, convertible, liquidating, preemptive rights and voting rights:

2,000,000 Series A Shares were issued in exchange for the Exchangeable Note.

10,840,598 Series B Shares were issued in connection with the Hua Yang and Kord acquisitions.

f)	Deferred non-voting shares

2 deferred non-voting shares were issued to Rich Asia Consultants Limited as a result of the reorganization merger of Grand US and the Company.

g)	The number of ordinary shares/ADSs, Preference Shares and Deferred non-voting shares is as follows:

	Ordinary shares	Preference shares	Deferred non-voting shares

January 1, 2004

Playwell , historical	101	-	-
Conversion factor	99,010	-	-

Ordinary Shares	10,000,000	-	-
ADSs issuance on reorganization merger	5,580,244	-	-
Deferred non-voting shares	-	-	2
Option exercises	7,038	-	-

December 31, 2004	15,587,282	-	2

ADS issuance in consideration for IPI acquisition	582,730	-	-
ADS issuance on settlement of interest on Exchangeable Note	52,175	-	-
ADS issuance on settlement of dividend payable on Series A Shares	73,030	-	-
Option exercises	15,250	-	-
Series A Shares issuance in exchange for Exchangeable Note	-	2,000,000	-
Series B Shares issuance in consideration for Hua Yang and Kord acquisition	-	10,840,598	-

December 31, 2005	16,310,467	12,840,598	2

ADS issuance on settlement of dividend payable on Series A and B Shares	1,182,674	-	-
Option exercises	1,000	-	-

December 31, 2006	17,494,141	12,840,598	2

h)	Dividends:

Series A Shares:

•
Deemed dividends of $991,426 (note 21(b)) for the year ended December 31, 2005 are based on the difference between the effective conversion price of the Series A Shares and the market price of the ADSs at the March 1, 2005 issuance date of the Exchangeable Note; and

•
Actual dividends for 2005 of $571,198, of which $168,260 have been satisfied in full by the issuance of 73,030 ADSs in October 2005, and $402,938 which have been accrued at December 31, 2005 and were settled through issuance of 257,633 ADSs in July 2006.

•
Actual dividends for 2006 of $805,875, of which $402,938 have been satisfied in full by the issuance of 256,648 ADSs in July 2006, and $402,937 which have been accrued at December 31, 2006 and will be settled in 2007 through issuance of ADSs.

Series B Shares:

•
Deemed dividends of $12,751,758 (note 21(c)) for the year ended December 31, 2005are based on the difference between the value paid to Cornerstone Beststep for Hua Yang and Kord in December 2005 and the costs that Cornerstone Beststep incurred to acquire Hua Yang and Kord in May 2004 and June 2004, respectively; and

•	Actual dividends for 2005 of $43,310 have been accrued at December 31, 2005 and were settled through issuance of 28,069 ADSs in July 2006.

•
Actual dividends for 2006 of $1,976,038, of which $988,019 have been satisfied in full by the issuance of 640,324 ADSs in July 2006, and $988,019 which have been accrued at December 31, 2006 and will be settled in 2007 through issuance of ADSs.

10.	Stock options and warrants:

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

The options granted in 2004 were granted outside the Old Option Plan and the New Option Plan, except for options to purchase 46,875 ADSs, which were automatically granted to directors under the New Option Plan. The options granted in 2005 and 2006 were granted inside the Old Option Plan or the New Option Plan.

Prior to fiscal 2006, the Company used the intrinsic-value method of accounting for stock options granted to employees and non-employee members of the Board of Directors. Effective January 01, 2006, the Company adopted SFAS 123R under the modified prospective transition method as defined in the statement. Under this adoption method, the Company recorded stock option expense in 2006 based on all unvested stock options as of the adoption date and any stock option awards made subsequent to the adoption date. Stock-based compensation is recognized on a straight-line basis over the requisite service period of the award. In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior years have not been restated to reflect, and do not include, the impact of SFAS 123R.

Total compensation expense related to stock options and the stock performance awards recognized under SFAS 123R for the year ended December 31, 2006 was $629,000.

Information with respect to stock options and warrants for the three years ended December 31, 2006 is as follows:

	Option Plan	Other stock options	Warrants	Total	Weighted-average exercise price per share	Aggregate intrinsic value
	(in thousands except per share data)
January 1, 2004
Acquired from Grand
Toys International Inc.	215	196	412	823	$2.22
Granted	-	1,097	-	1,097	2.51
Exercised	(7)	-	-	(7)	0.93
Cancelled	-	(3)	-	(3)	87.60

Options and warrants
outstanding at
December 31, 2004	208	1,290	412	1,910	$2.28
Granted	39	646	357	1,042	1.44
Exercised	(13)	(2)	-	(15)	1.12
Cancelled	(6)	(7)	(357)	(370)	2.11

Options and warrants
outstanding at
December 31, 2005	228	1,927	412	2,567	$2.19
Granted	-	430	-	430	1.35
Exercised	(1)	-	-	(1)	.0.87
Cancelled	(2)	(114)	-	(116)	1.25

Options and warrants
outstanding at
December 31, 2006	225	2,243	412	2,880	$2.10	$260

Options and warrants
exercisable at
December 31, 2006	225	1,158	412	1,795	$2.25	$227

The total intrinsic value of options exercised in fiscal 2006, 2005 and 2004 were $1,000, $18,000 and $12,000 respectively.

The following tables summarize information about options and warrants outstanding and exercisable at December 31, 2006:

	Options and warrants outstanding
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (years)
	(‘000)

$0.01 - $1.98	1,019	$1.37	8.02
$2.00 - $3.07	1,847	2.40	6.40
$5.62 - $11.00	1	8.00	4.00
$16.00 - $41.00	13	16.69	2.08
	2,880	$2.10	6.95

	Options and warrants exercisable
		Weighted-average	Weighted-average remaining
Range of exercise prices	Number	exercise price	contractual life (years)
	(‘000)

$0.01 - $1.98	384	$1.25	6.20
$2.00 - $3.07	1,397	2.38	5.88
$5.62 - $11.00	1	8.00	4.00
$16.00 - $41.0	13	16.69	2.08
	1,795	$2.25	5.92

The Company uses the Black-Scholes option valuation model in determining fair value of stock-based awards. The weighted average fair value of options granted in fiscal 2006, 2005 and 2004 were $0.54, $0.87 and $1.58, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the fiscal years 2004, 2005 and 2006:

For the year ended December 31	2006	2005	2004

Weighted average expected life (years)	3	3	3
Risk-free interest rate, average of grant dates	4.3%	3.97%	2.93%
Volatility factor of expected market price of Company’s ADSs	52.8%	62.8%	99.4%
Dividend rate	-	-

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

A summary of the status of the Company’s nonvested options as of December 31, 2006, and changes in fiscal 2006, is presented below:

Nonvested Options	Number	Weighted-average fair value
	(‘000)

Nonvested at January 1, 2006	1,668	$1.12
Granted	430	0.54
Vested	(985)	1.10
Cancelled	(41)	0.74

Nonvested at December 31, 2006	1,072	$0.91

As of December 31, 2006, there was $421,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan. The total fair value of options vested during the years ended December 31, 2006, 2005 and 2004 was $1,086,000, $684,000 and $140,000, respectively.

11.	Income taxes:

(a)  Income tax expense (credit) consists of:

(The amounts in the table below are expressed in thousands)

Year/Jurisdiction	Current	Deferred	Total

Year ended December 31, 2006:
Continuing operations
Hong Kong	$604	$(29)	$575
US	1,492	(112)	1,380

	$2,096	$(141)	$1,955

Discontinued operations
Hong Kong	$35	$(43)	$(8)
US	(1,264)	(1,080)	(2,344)

	$(1,229)	$(1,123)	$(2,352)

Year ended December 31, 2005 (as restated):
Continuing operations
Hong Kong	$438	$136	$574
US	8	(1)	7

	$446	$135	$581

Discontinued operations
Hong Kong	$102	$(5)	$97
US	1	(444)	(443)

	$103	$(449)	$(346)

Year ended December 31, 2004 (as restated):
Continuing operations
Hong Kong	$565	$121	$686

Discontinued operations
Hong Kong	$162	$(5)	$157
US	-	(51)	(51)

	$162	$(56)	$106

(b)   The effective tax rate for the Company is reconcilable to statutory tax rate as follows:

	2006	2005	2004
		(as restated)	(as restated)
	(%)	(%)	(%)

Continuing operations
Hong Kong statutory income tax rate	17.5%	17.5%	17.5%

Changes to Hong Kong tax rate resulting from:
Expenses producing no tax benefit/income not taxable, net	(7.1%)	(16.5%)	94.5%
Effect of different tax rates of subsidiaries operating in other jurisdictions	(7.9%)	259.8%	(1.4%)
Valuation allowance	(25.7%)	(377.9%)	(5.8%)
Change in tax rate	0.0%	(133.7%)	0.0%
Under/(over) provision in prior year	(2.7)%	73.3%	(5.9%)
Other	5.0%	(9.2%)	(18.2%)

	(38.4%)	(204.2%)	63.2%

Effective tax rate	(20.9%)	(186.7%)	80.7%

	2006	2005	2004
		(as restated)	(as restated)
	(%)	(%)	(%)

Discontinued operations
Hong Kong statutory income tax rate	17.5%	17.5%	17.5%

Changes to Hong Kong tax rate resulting from:
Expenses producing no tax benefit/income not taxable, net	(11.1%)	(16.9%)	(106.9%)
Effect of different tax rates of subsidiaries operating in other jurisdictions	10.2%	2.1%	0.0%
Valuation allowance	4.5%	0.5%	(32.4%)
Change in tax rate	0.0%	(1.2%)	0.0%
Under/(over) provision in prior year	(0.3%)	0.1%	3.3%
Other	1.0%	0.0%	26.1%

	4.3%	(15.4%)	(109.9%)

Effective tax rate	21.8%	2.1%	(92.4%)

The components of (loss) earnings before income taxes are as follows:

(The amounts in the tables below are expressed in thousands)

	2006	2005	2004
		(as restated)	(as restated)
Continuing operations:
Hong Kong	$(9,769)	$96	$2,371
Hong Kong - Corporate	(1,383)	(253)	(1,522)
US	1,819	(155)	-

(Loss) earnings before taxes	$(9,333)	$(312)	$849

	2006	2005	2004
		(as restated)	(as restated)
Discontinued operations:
Hong Kong	$246	$569	$573
US	(9,442)	(15,867)	(408)
Canada	(1,541)	(1,123)	(281)

Loss before taxes	$(10,737)	$(16,421)	$(116)

The Company has not provided for income taxes on foreign subsidiaries’ undistributed earnings as of December 31, 2006 and 2005 because the investments in the foreign subsidiaries are essentially permanent in duration.

(c)	The deferred tax liability on the balance sheet was $2,044,000 and $3,311,000 at December 31, 2006 and 2005, respectively.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31 are presented below:

(The amounts in the table below are expressed in thousands)

	December 31, 2006	December 31, 2005

Deferred tax liabilities
Accelerated depreciation	$2,436	$2,560
Trademark	-	68
Intangibles	609	1,304
Others	23	-

Total deferred tax liabilities	$3,068	$3,932

Deferred tax assets
Allowance for doubtful debts	122	127
Others	418	-
Net operating loss carry forwards	4,998	6,592
Valuation allowance	(4,514)	(6,098)

Total deferred tax assets	$1,024	$621

Net deferred tax liabilities	$2,044	$3,311

The estimated impact of ownership changes for income tax purposes is reflected in the above numbers.

As of December 31, 2006, the Company has approximately $24,750,000 (2005 - $21,975,000) of consolidated net operating losses available for tax purposes to reduce future taxable income in the respective tax jurisdictions. These losses expire as follows:

(The amounts in the table below are expressed in thousands)
2007	$657
2008	2,011
2011	290
2012	1,140
2013	1,501
2020	2,821
2021	942
2022	1,258
2023	983
2024	619
2025	963

Hong Kong (non expiring)	11,565

$24,750

Hong Kong:

At December 31, 2006, the Hong Kong companies have unused tax losses of approximately $11,565,000 (2005 - $5,415,000) available for offset against future profits in Hong Kong. A deferred tax asset without valuation allowance has been recognized on tax losses of approximately $485,000 (2005 - $3,334,000). Full valuation allowance has been recognised for deferred tax asset in respect of the tax losses of approximately $1,620,000 (2005 - $ 1,039,000) as it is not more likely than not to be utilized due to the unpredictability of future profit streams.

U.S.:

As of December 31, 2006, Grand US has $7,586,000 (2005 - $ 7,615,000) of net operating losses available for tax purposes to reduce future taxable income in the United States. These losses expire as follows:

(The amounts in the table below are expressed in thousands)

2020	$2,821
2021	942
2022	1,258
2023	983
2024	619
2025	963
$7,586
Canada:

As of December 31, 2006, Grand Toys Ltd., the Company's Canadian subsidiary, has approximately $ $5,599,000 (2005 - $ 4,147,000) of losses carried forward, which can be used to reduce future taxable income. These losses expire as follows:

(The amounts in the table below are expressed in thousands)

2007	$657
2008	2,011
2011	290
2012	1,140
2013	1,501
$5,599

12.	Loss per ADS:

The calculations of basic loss per share and diluted loss per share are computed as follows:

	For the years ended December 31,
	2006	2005	2004
			(as restated)
	(in thousands except the number of shares)

(Loss) earnings from continuing operations	$(11,288)	$(893)	$163
Net loss from discontinued operations	(8,385)	(16,075)	(222)
Dividends in preference shares	(2,782)	(14,358)	-

Loss from operations available to ADS shareholders	(22,455)	(31,326)	(59)

Weighted average number of ADS for the calculation of basic loss per ADS	16,868,456	16,137,667	12,092,592

Effect of dilutive potential securities
Preference Shares	31,951,606	2,053,348	-
Options and Warrants	-	-	714,568

Weighted average number of ADS shares for the purposes of diluted loss per ADS share	48,820,062	18,191,015	12,807,160

The Series A and Series B Shares are included in the calculation of the diluted weighted average number of ordinary shares outstanding as each holder of Series A and Series B Shares are entitled to convert at any time and from time to time, subject to the automatic conversion terms, any or all of such holder’s Series A Shares and Series B Shares. There is no dilutive effect as the conversion of Company’s outstanding Series A and Series B Shares would result in a decrease in loss per share.

For the year ended December 31, 2006, options and warrants to purchase 2,880,076 ADSs (2005 - 2,567,475) were not included in the diluted loss per ADS calculation as the options exercise price was greater than the average market price of the ADS.

13.	Net change in operating working capital items:

(The amounts in the table below are expressed in thousands)

	For the years ended December 31,
	2006	2005	2004
		(as restated)	(as restated)
Continuing operations:
Increase in trade receivables	$(2,595)	$(6,038)	$(7,605)
Increase in notes receivable	-	-	(602)
Decrease in receivables from related companies	756	1,608	1,634
Decrease (increase) in inventories	1,081	(4,628)	(17)
Increase in other prepaid expenses and current assets	(359)	(1,485)	(266)
Increase (decrease) in trade payables	83	6,120	(174)
Increase (decrease) in payables to related parties	2,471	(638)	(1,939)
Increase (decrease) in other accounts payable and accrued liabilities	7,350	(1,922)	1,737
Decrease in income tax payable	(113)	(281)	(787)

Total net change in operating working capital items	$8,674	$(7,264)	$(8,019)

14.	Supplemental disclosure of cash flow information:

(The amounts in the table below are expressed in thousands)

	For the years ended December 31,
	2006	2005	2004
		(as restated)	(as restated)
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$2,424	$1,930	$450
Income taxes	113	281	787

15.	Major non-cash transactions:

During the year ended December 31, 2006, the Company entered into major non-cash transactions as follows:

•	The Company entered into capital lease arrangements in respect of acquisition of property, plant and equipment with a capital value at the inception of the lease of $2,546,000 (2005 - $nil).

•	Trade debtor of $nil (2005 - $795,000) was converted into notes receivable, as described in Note 3.

•	1,182,674 ADSs representing beneficial ownership of 1,182,674 ordinary shares were issued in lieu of a cash payment of dividends payable on the Series A and Series B Shares (note 9(h)).

16.	Commitments:

(a)	Capital Commitments

The Company has capital commitments of $nil (2005 - $ 1,839,000) in respect of acquisition of property, plant and equipment.

(b)	Operating lease Commitments

(i)
Under the agreement for the establishment of Shenzhen Hua Yang Printing Company Limited, the Company has committed to pay a pre-determined amount of annual fee to a third-party for the period from October 1995 to October 2010. As of December 31, 2006, the total future fees under this arrangement are payable as follows:

(The amounts in the table below are expressed in thousands)

Year ending December 31,
2007	$613
2008	643
2009	675
2010	525

For 2007 and 2008, the annual fee will be paid in form of rent to the third party for the factory and office building provided.

(ii)	At December 31, 2006, the Company had commitments for future minimum lease payments under non-cancelable operating leases which fall due as follows:

(The amounts in the table below are expressed in thousands)

Year ending December 31,
2007	$3,071
2008	2,140
2009	1,631
2010	535
2011	50
2012	50
2013	11

These operating leases include manufacturing facilities and office space in Shenzhen and DongGuan, PRC; showrooms and office space in Hong Kong; and warehouse facilities and office space in Parsippany, New Jersey and Montreal, Canada. Rent expense for the years ended December 31, 2006, 2005 and 2004 amounted to $3,915,000, $2,573,000 and $974,000, respectively.

At the balance sheet date, the Company’s Canadian subsidiary, Grand Toys Ltd., has entered into an operating lease agreement to sub-lease a portion of its warehouse, resulting in a reduction of the minimum annual rental payments presented above of $142,000 and $84,000 for the years 2007 and 2008, respectively. Subsequent to the balance sheet date in June 2007, there was a new sublease signed that extends the sublease to September 2009, resulting a reduction of minimum annual rental payments of $270,000, $547,000 and $410,000 for the years 2007, 2008 and 2009, respectively.

(c)
On December 31, 2006, the Company has license agreements that include the minimum guarantees of royalties for 2007 through 2011. The amounts are, $152,000, $105,000, $16,000, $nil and $4,000 for 2007 through 2011, respectively.

17.	Contingencies:

On March 3, 2006, Grand Toys International Limited was named in a lawsuit for an alleged breach of a business advisory agreement.  This suit was settled for a payment of $67,500 and this expense was recorded in the 2006 financial statements.

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

Two former executives of the Company have filed suit against the Company for payment of amounts past due in separate unrelated lawsuits. The amounts due are fully accounted for in the applicable period’s financial statements. Both cases are still pending.

During the year, certain subsidiaries received legal letters in respect of outstanding payments on tooling payment, master order liabilities, outstanding purchase liabilities and royalty payments for a total of $3.5 million, of which $2.3 million was incurred in 2006 and was fully recorded in the consolidated statement of operations for the year ended December 31, 2006. Certain cases have been settled or settlement plans were reached with the vendors. As of October 30, 2007, approximately $0.7 million of claims are still on hold pending satisfaction by HKTC of conditions set forth in a settlement agreement that has been reached with a vendor. Upon full compliance of the settlement terms, HKTC will apply to discontinue the pending court action.

The Company believes that the ultimate resolution of any of these actual or threatened legal proceedings will not have a material adverse effect on the Company’s liquidity, financial condition or results of operations.

18.	Employee benefit plan:

Hua Yang, Kord, Playwell and the Company have a mandatory provident fund for its Hong Kong employees. It contributes to the fund 5% of the employee member’s relevant income up to a maximum of $1,548 (2005 - $1,548) per annum. In addition, for those employees of the Company’s subsidiaries and VIE which operate in Mainland China are required to participate in a central pension scheme operated by the local municipal government. These subsidiaries are required to contribute a certain percentage of its payroll costs to the central pension scheme. The contributions are charged to the income statement as they become payable in accordance with the rules of the central pension scheme. During 2006, Hua Yang, Kord, Playwell, the Company and VIE contributed a total of $1,806,000 (2005: $458,000) to the funds and were charged to the consolidated statement of operations.

Grand Toys Ltd., the indirect Canadian subsidiary of the Company, has a deferred profit sharing plan (“DPSP”) for its Canadian employees. It contributes to the DPSP plan the lesser of (a) 50% of the employee's contribution to this plan; (b) 3% of the employee's gross earnings; or (c) CA$3,000 per employee. During 2006, Grand Toys Ltd. contributed $52,000 (2005 - $30,000) to the DPSP and such amount was charged to the consolidated statement of operations.

IPI, an indirect US subsidiary of the Company, has a 401K plan for its US employees. It matches the employee’s contributions up to 3% of the employee’s gross earnings. During 2006, IPI contributed $51,000 (2005 - $39,000) to the 401K plan and such amount was charged to the consolidated statement of operations.

19.	Related party transactions:

The Company has defined a related party as a company that is owned or controlled by the majority shareholder of the Company.

(The amounts in the table below are expressed in thousands)

Name of related party	December 31, 2006	December 31, 2005

a) Amount due from related parties:

China Retail Management Limited	$22	$-
Cornerstone Overseas Investments, Limited	1	-
Guangzhou Playwell Trading Co. Ltd.	593	391
Long Sure Industries Limited	2	-
Playwell International Company L.L.C.	32	-
Playwell S.A.R.L.	-	62
Playwell Industry Limited	353	507
Worldwide Toys Limited	-	2,442
Wham-O Asia, Limited	154	-
Zizzle (Hong Kong) Limited	22	115

Total due from related parties	$1,179	$3,517

b) Amount due to related parties:

Centralink Investments Limited	$29	$-
Cornerstone Overseas Investments, Limited	4,505	-
Cornerstone Management (Shenzhen) Limited	16	-
Playwell S.A.R.L.	49	-
Playwell Industry Limited	84	1,477
Worldwide Toys Limited	3	464
Wham-O Asia, Limited	34	-
Zizzle (Hong Kong) Limited	29	-
Zheijiang Playwell Toy Co. Ltd.	464	859
Directors/shareholders	13	29

Total due to related parties	5,226	2,829
Less: Amount due within one year under current liabilities	3,812	2,829

Amount due after one year	$1,414	$-

Other than the amount due to Cornerstone Overseas, all other amounts described above are unsecured, interest-free and have no fixed terms of repayment or with normal trading terms for the trading balances. The amount due to Cornerstone Overseas is unsecured, bearing interest of Hong Kong dollar prime rate plus 1% per annum and is repayable in monthly installments beginning January 2007 and ending June 2008.

(The amounts in the table below are expressed in thousands)

	For the years ended December 31,
Playwell	2006	2005	2004
Sales
Playwell Industry Limited	$202	$113	$495
Worldwide Toys Limited	-	3,334	14,274
Dongguan Bailiwei Plaything Co. Ltd.	-	-	198

	202	3,447	14,967

Purchases
Playwell Industry Limited	686	4,008	12,661
Zheijiang Playwell Toy Co. Ltd.	1,791	4,851	3,963
Dongguan Bailiwei Products Co. Ltd.	-	-	23

	2,477	8,859	16,647

Other income
New Adventures Corporation	-	25	41
Cornerstone Management (Shenzhen) Limited	1	-	-
Cornerstone Overseas Investments, Limited	2	-	-
China Retail Management Limited	18	-	-
Zizzle (Hong Kong) Limited	27	-	-
Long Sure Industries Limited	6	-	-
Wham-O Asia, Limited	1	-	-
Worldwide Toys Limited	-	74	145
Playwell Industry Limited	-	21	2
Zheijiang Playwell Toy Co. Ltd.	193	-	-

	248	120	188
Royalty income
Guangzhou Playwell Trading Co. Ltd.	204	234	155
Commission income
Playwell Industry Limited	-	-	115

Rental expenses
Cornerstone Management (Shenzhen) Limited	79	-	-

Other expenses
Playwell Industry Limited	14	6	60
Worldwide Toys Limited	81	-	-
Wham-O Asia, Limited	37	-	-
Cornerstone Management (Shenzhen) Limited	134	-	-

	266	6	60
Purchase of fixed assets
Playwell Industry Limited	$-	$7	$-

			August 16 -
	December 31,	December 31,	December 31,
Grand US	2006	2005	2004

Purchases
Zheijiang Playwell Toy Co. Ltd.	31	-	-
Worldwide Toys Limited	150	1,612	417
Zizzle (Hong Kong) Limited	712	480	-

	893	2,092	417
Commission
Worldwide Toys Limited	-	19	16
Zizzle (Hong Kong) Limited	9	1	-

	9	20	16
Other income
New Adventures Corporation	-	-	16

			May 25 -
	December 31,	December 31,	December 31,
Hua Yang	2006	2005	2004
Sales
Playwell Industry Limited	$209	$405	$83
Worldwide Toys Limited	170	5,744	646
Zizzle (Hong Kong) Limited	102	465	-
Zheijiang Playwell Toy Co. Ltd.	154	-	-

	635	6,614	729
Rental income
Playwell Industry Limited	44	56	-

Rental expenses
Jeff Hsieh	5	-	-
Cornerstone Management (Shenzhen) Limited	73	-	-

	78	-	-

Other expenses
Cornerstone Management (Shenzhen) Limited	18	-	-

Interest expenses
Cornerstone Overseas Investments, Limited	$62	$-	$-

			July 01 -
	December 31,	December 31,	December 31,
Kord	2006	2005	2004
Sales
China Retail Management Limited	$5	$14	$-
Playwell S.A.R.L.	286	445	-
Playwell International Company L.L.C.	32	17	-

	323	476	-

Rental expenses
Jeff Hsieh	3	-	-
Cornerstone Management (Shenzhen) Limited	43	-	-

	46	-	-

Other expenses
Cornerstone Management (Shenzhen) Limited	11	-	-
Zizzle (Hong Kong) Limited	29	-	-

	$40	$-	$-

Refer to note 21(b) and (c) for related party transactions related to Company’s acquisitions.

20.	Financial instruments:

a)	Fair values:

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

For the year ended December 31, 2006, approximately 23% (2005 - 17%) of the Company’s sales were made to five unrelated companies. Three unrelated customers representing approximately 19% (2005 - 13%) of total sales, individually accounted for 2% or more (2005 - 2%) of total sales.

The Company regularly monitors its credit risk exposure to these and other customers and takes steps to mitigate the risk of loss.

The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

c)	Interest rate risk:

The Company’s principal exposure to interest rate risk is with respect to its short-term financing which bears interest at floating rates.

21.	Acquisition:

(a)	On February 1, 2005, Hua Yang acquired the business of Eastern Raiser Printing Company Limited, a printing company with operation unit in the PRC.

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

The Company engaged American Appraisal China Limited, an independent valuer, to perform a purchase price allocation review of this transaction.

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

The Company engaged Empire Valuation Consultants, LLC, an independent valuator, to perform a purchase price allocation review of this transaction.

(c)
Pursuant to the agreement under which the Company acquired Hua Yang and Kord on December 23, 2005, the purchase price for the shares was $44,000,000, net of the settlement of inter-company balances of $2,399,000 for a net purchase price of $41,601,000. The net purchase price was satisfied by issuing 10,840,598 Series B Shares. The Company’s acquisition costs relating to this acquisition were approximately $500,000. Since Hua Yang and Kord were under common-control prior to the Company’s acquisition, a deemed dividend of $12,751,758 resulted for the year 2005. The deemed dividend was determined as the fair value of the Series B Shares on the date of the public announcement of the transaction (November 30, 2005), net of the intercompany debt forgiveness and Cornerstone Overseas’s basis in Hua Yang and Kord.

The following table summarizes the fair value of the assets acquired and liabilities assumed:

(Amounts reported in thousands)
Net tangible assets acquired	$6,559
Intangible assets	4,065
Goodwill	14,461
Deferred tax asset	204
Deferred tax liability	(1,590)
Net assets acquired	$23,699

The acquired intangible assets consist of:

(Amounts reported in thousands)
Customer relationship	$2,888
Other acquired rights	1,177
Total intangible assets	$4,065

The Company engaged American Appraisal China Limited, an independent appraiser, to perform a purchase price allocation review of these transactions.

22.	Pro Forma presentation:

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

For the year ended December 31, 2004, since Hua Yang and Kord, were acquired by Cornerstone Overseas on May 24, 2004 and June 30, 2004, respectively, the reported results include the consolidated statement of operations from the dates of acquisition.

The unaudited pro forma combined statement of operations is not necessarily indicative of the actual operating results that would have occurred or the future operating results that will occur as a consequence of such transactions.

The accounting policies used in the preparation of the pro forma combined statement of operations are disclosed in Note 1 to the audited consolidated financial statements for the year ended December 31, 2006. The pro forma combined statement of operation for the year ended December 31, 2004 and 2005 give effect to the amortization of intangibles.

	For the years ended December 31,
	2005	2004
	(In thousands except the number of shares and per share data)
Net sales
- Continuing operations	120,844	118,536
- Discontinued operations	14,367	13,918

Gross profit
- Continuing operations	29,548	31,750
- Discontinued operations	4,025	4,885

(Loss) earnings from continuing operations	(1,037)	1,943
Net loss from discontinued operations	(16,075)	(316)
Dividends in preference shares	(14,358)	-

Net (loss) earnings available to ADS	(31,470)	1,627

(Loss) earnings per ADS - Continuing:
Basic	(0.95)	0.16
Diluted	(0.95)	0.15

Loss per ADS - Discontinued:
Basic	(0.88)	(0.02)
Diluted	(0.88)	(0.02)

Weighted average number of ADSs:
Basic	16,137,667	12,092,592
Diluted	18,191,015	12,807,160

23.	Subsequent events:

On May 30, 2007, the Company received a Nasdaq Staff Deficiency Letter stating that it was not in compliance with the minimum bid price requirement for continued listing set forth under Marketplace Rule 4320(e)(2)(E)(ii).  The Company will be provided 180 calendar days, or until November 26, 2007, to regain compliance.  If, at any time before November 26, 2007, the bid price of the Company’s American Depositary Shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, Nasdaq will provide written notification that it complies with the Rule.  If compliance with this Rule cannot be demonstrated by November 26, 2007, Nasdaq will determine whether the Company meets the Nasdaq Capital Market initial listing criteria in Marketplace Rule 4320(e), except for the bid price requirement.  If it meets the initial listing criteria, Nasdaq will notify the Company that it has been granted an additional 180 calendar day compliance period.  If the Company is not eligible for an additional compliance period, Nasdaq will provide written notification that the Company’s securities will be delisted.

On July 19, 2007, the Company received a Nasdaq Staff Determination stating that as a result of its failure to file its Annual Report on Form 20-F by July 15, 2007, the Company was not in compliance with the requirements for continued listing on Nasdaq as set forth in Nasdaq Marketplace Rule 4320(e)(12).  As a result, Grand’s ADSs would be delisted from the Nasdaq Capital Market on July 30, 2007 unless the Company requested a hearing to appeal the delisting determination.  The Company appealed the delisting determination and a hearing date was scheduled for August 30, 2007. The Company requested an extension until the end of September to file the 2006 Form 20-F.  The principal reasons for the delay in completing the audit of the 2006 Financial Statements are our change of auditors from Deloitte Touche Tohmatsu to BDO McCabe Lo Limited and the transition of Grand’s accounting and financial duties and responsibilities from our former Montreal office, which has since been closed, to our Hong Kong office. On October 10, 2007, the Company was informed by Nasdaq stating that it would continue the listing of the Company’s ADS’s on the Nasdaq Capital Market provided that the Company files its Form 20-F on or before November 1, 2007.

Subsequent to the balance sheet date, pursuant to a credit agreement dated July 27, 2007, Centralink Investments Limited, a British Virgin Islands company controlled by Jeff Hsieh, agreed to provide the Company a revolving loan facility of $2 million for one year up to July 31, 2008. The revolving loan facility is secured by a pledge of the Company’s equity interest in Kord and IPI and any outstanding payables and unpaid balances bear interest at the rate of 15% per annum.